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Amendment No. 7 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on November 21, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Solera Global Corp.

(Exact name of registrant as specified in its charter)

Delaware	7370	87-2288643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1500 Solana Blvd., Building 6, Suite 6300

Westlake, TX 76262

Telephone: (817) 961-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darko Dejanovic

Chief Executive Officer

1500 Solana Blvd., Building 6, Suite 6300

Westlake, TX 76262

Telephone: (817) 961-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Craig J. Garvey Kirkland & Ellis LLP 300 North LaSalle Street Chicago, IL 60654 (312) 862-2000	Michael Kaplan Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion. Dated                 , 2022

             Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Solera Global Corp., par value $0.0001 per share. Solera Global Corp. is offering                  shares of its Class A common stock to be sold in the offering.

Prior to this offering, there has been no public market for the Class A common stock of Solera Global Corp. It is currently estimated that the initial public offering price per share will be between $                 and $                . Solera Global Corp. intends to list its Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SLRA”.

Solera Global Corp. has two authorized classes of common stock: Class A and Class V (together, the “common stock”). Holders of the Class A common stock and Class V common stock are each entitled to one vote per share. All holders of Class A common stock and Class V common stock will vote together as a single class except as otherwise required by applicable law or our certificate of incorporation. Holders of Class V common stock do not have any right to receive dividends or distributions upon the liquidation or winding up of Solera Global Corp. This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach provides the existing owners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for both the public company and the existing owners when they ultimately exchange their pass-through interests for shares of Class A common stock of Solera Global Corp. Certain holders of LLC Units (as defined below) will receive shares of Class V common stock of Solera Global Corp. on a one-to-one basis with the number of Class A Units held by such holders, for nominal consideration.

Solera Global Corp. will use the net proceeds from this offering to acquire additional units (“Holding LLC Units”) in Solera Global Holding, LLC (“Holding LLC”). The purchase price for the Holding LLC Units will be equal to the initial public offering price of the shares of Class A common stock less the underwriting discounts and commissions referred to below. Holding LLC in turn intends to use the net proceeds to acquire newly-issued LLC Units in Omnitracs Topco, LLC (“Topco LLC”) at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. Topco LLC in turn intends to apply the net proceeds as set forth in “Use of Proceeds.” Upon completion of this offering, Solera Global Corp. will own                  Holding LLC Units representing a 100% economic interest in Holding LLC, and Holding LLC will own, directly or indirectly,                  units (“LLC Units”) in Topco LLC, representing a                  % economic interest in Topco LLC and will be the sole managing member of Topco LLC and will exclusively operate and control all of its business and affairs. Through its ownership of Holding LLC, Solera Global Corp. will exclusively operate and control all of the business and affairs of Topco LLC. The existing owners of Topco LLC will hold the remaining                  LLC Units (consisting of Class A Units and Class B Units, each as defined below) representing a                 % economic interest in Topco LLC, and a number of shares of Class V common stock equal to the number of Class A Units held by the existing owners. LLC Units are, from time to time, exchangeable for shares of our Class A common stock or, at our election, in the case of the Class A Units for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock for cancellation to effectuate such an exchange. Solera Global Corp. will be a holding company, and upon consummation of this offering and the application of the net proceeds therefrom, its sole asset will be interests in Holding LLC, and Holding LLC’s sole asset will be direct and indirect interests in Topco LLC. Immediately following this offering, the holders of Class A common stock will collectively own 100% of the economic interests in Solera Global Corp. and have                 % of the voting power of Solera Global Corp. The other owners of Topco LLC, through ownership of our Class V common stock, will have the remaining                 % of the voting power of Solera Global Corp.

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Investing in our Class  A common stock involves risks. See “Risk Factors” beginning on page 36 to read about factors you should consider before investing in shares of our Class A common stock.

Immediately after this offering and after giving effect to this offering and assuming an offering size set forth above, certain affiliates of Vista (as defined herein) will beneficially own approximately                 % of the voting power of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status” and “Principal Shareholders.”

PRICE $                 A SHARE

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Solera Global Corp.	$	$

(1)

We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional                  shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver shares of Class A common stock against payment in New York, New York on or about                 , 2022 through the book-entry facilities of the Depositary Trust Company.

Goldman Sachs & Co. LLC

Prospectus dated                 , 2022.

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SCLERA Mission: Asset intelligence t accelerates busines providing answers inst Mission: Mission: Asset intelligence that accelerates business by providing answers instantly.

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Vehicle claims

Insurance claims management and supporting ecosystem for assessors, repairers and insurers

Vehicle repair

Vehicle solutions

Fleet solutions

VEHICLE CLAIMS
VEHICLE REPAIR
VEHICLE SOLUTIONS
FLEET SOLUTIONS
SOLERA
Carriers
Repair Shops
Assesors
Appraisers
Salvage Yards
Bodyshops
Part Distributors
OEMs
Dealerships
Fleets
Drivers

Global data intelligence and technology leader in vehicle lifecycle managementWe provide indispensable data intelligence and technology solutions through four lines of businessVehicle claimsInsurance claims management and supporting ecosystem for assessors, repairers and insurersVehicle repairVehicle diagnostic and repair solutions, including parts management and e-commerceVehicle solutionsCustomer acquisition and retention, dealer management, valuation and e-titlingFleet solutionsTotal cost management for fleet assets, driver safety and fleet tracking

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$85B+ Total addressable market(1) Data + Ai = Acceleration 1M+ Transactions daily(2) 5+ Petabytes of data(2) ~300K Global customers(2) 13B+ Miles monitored annually(2) 100+ Countries(2) (1) As of December 31, 2021 (2) As of September 30, 2022

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Our customer partnerships deliver sustainable results Trusted partner Superior technology Impact delivered Comprehensive solution “AXA and Solera represent a harmonious, global partnership managed at the C-suite and each operating entity. We work across Europe, Latin America, and Asia. In each market, the Solera solutions and innovations have delivered efficiencies and excellent customer experiences. Solera is a partner in claims today and we see great opportunities in future.” - Chief Claims Officer, AXA “Autopoint software is a “no brainer” for our dealerships to generate profit but more importantly the customer experience is key. The software provides professional estimates that are easily accessible by our customers to gather the information. The technicians, partsteam and advisors find the process compliments our DMS.” - Exe. Dir. Parks Auto Group “30 years ago, insurance companies and repair shops used paper to create estimates. The first company in the Netherlands to automate the process was Solera. Solera connected all the actors across the automotive supply chain from First Notification of Loss (FNOL) through settlement - connecting everything together across the complex ecosystem.” - CEO, Schadenet “As one of the largest automotive aftermarket services networks in the world, we need a partner that can match our ambitions with scale and technical expertise. As a leader in its category, Solera has proven to be the perfect partner for our global ambitions. They give us the leverage we need to continue our global expansion in Europe, Latin America, Australia and beyond.” - CEO, Fix Network World ‘‘Whenever we invest in the business, we make sure that our teams are immediately able to see the benefits. We want the teams to know we have their back in case collisions happen. With nuclear verdicts and an increase of vehicles on the road, we needed something that helps us see our driver’s scores, coach them and quickly see results. Solera really has been a great partner to help our drivers safety do what they do best - drive.” - CEO, MC Carriers “Solera is without any doubts one of our long-term trusted strategic partners. We have collaborated for now 6 years in order to standardize the automotive repair ecosystem, to integrate last technologies coming on the market to improve repairer’s business and customer satisfaction.” - President, GIE Five Star ‘‘With Solera as a partner, we are improving our customer experience and saving money. The roll-out of the Estimatics and BMS solutions through our networks represents no less than 100 of savings per case between direct cost reduction and human time saved.” - CEO, Schadenet “I am confident that Solera and Youi will continue collaborating on our next gen of innovations with 2 key elements: improve our customer experience and optimize the claim process to deliver material cost savings whilst meeting our compliance and regulatory obligations.” - GM, Youi Insurance

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Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (“SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions and under circumstances where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States of America (“U.S.”), neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the U.S.

Through and including                 ,             (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the “Organizational Transactions.” See “Organizational Structure” for a description of the Organizational Transactions and a diagram depicting our anticipated structure after giving effect to the Organizational Transactions, including this offering.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company” and “Solera” and similar references refer to Solera Global Corp., including Holding LLC and Topco LLC and its consolidated subsidiaries. The term “Vista” refers to Vista Equity Partners, our principal shareholder, the terms “Topco LLC” and “Omnitracs” refer to Omnitracs Topco, LLC, and the term “Holding LLC” refers to Solera Global Holding, LLC.

Solera Global Corp. was formed as a Delaware corporation on August 20, 2021 and had no assets or operations prior to December 27, 2021. We are a holding company and the sole managing member of Holding LLC and, upon consummation of the Organizational Transactions including this offering and the application of net proceeds therefrom, our sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC. For more information regarding our reorganization and holding company structure, see “Organizational Structure—Organizational Transactions.” Solera Global Corp. will have no interest in any operations other than those of Holding LLC and Topco LLC and its consolidated subsidiaries. As a result of the merger of Solera Global Holding Corp., the former parent entity of Topco LLC and the predecessor of the Company, with and into a subsidiary of Solera Global Corp. on December 27, 2021, Solera Global Corp. became the parent entity of Holding LLC. The financial information presented in this prospectus, including the historical financial statements of Solera Global Holding Corp. and its consolidated subsidiaries, reflect these internal transactions with Solera Global Corp. on December 27, 2021. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021. Solera Global Corp. will be the reporting entity following this offering.

The financial results of Omnitracs are reflected in the consolidated financial statements of Solera Global Corp. from the date of the acquisition of an affiliate of Omnitracs on June 4, 2021 (the “Omnitracs Acquisition”). Our consolidated financial statements and other financial information for the fiscal year ended March 31, 2022 and our condensed and consolidated financial statements and other financial information for the six months ended September 30, 2022 included in this prospectus reflect the financial results of Omnitracs for the portion of the fiscal quarter following the consummation of the acquisition on June 4, 2021, and our condensed and consolidated financial statements and other financial information for all subsequent periods included in this prospectus reflect the financial results of Omnitracs for the entire period. Accordingly, the condensed and consolidated financial statements of Solera Global Corp. for the period prior to the Omnitracs Acquisition may not be comparable to those of the period after the Omnitracs Acquisition. The financial results of Ousland Holdings, Inc. (“DealerSocket”) are included in the financial statements for all periods presented herein of Solera Global Corp. on the basis that the two entities were subject to common control by an affiliate of Vista.

We have included in this prospectus consolidated financial statements for Omnitracs in accordance with Rule 3-05 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), for its fiscal year ended September 30, 2020 and for the six months ended March 31, 2021.

The unaudited pro forma financial data of Solera Global Corp. presented in this prospectus has been derived from the application of pro forma adjustments to the historical consolidated financial statements of Solera Global Corp. and its consolidated subsidiaries. These pro forma adjustments give effect to the Omnitracs Acquisition

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(with respect to the pro forma financial statements of income for the year ended March 31, 2021), the Refinancing Transactions (as defined herein) and the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering and other related transactions, as if all such transactions had occurred on September 30, 2022 in the case of the unaudited consolidated pro forma statement of financial position and April 1, 2021 in the case of the unaudited pro forma statements of income. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma financial data included in this prospectus.

Our fiscal year ends March 31. References in this prospectus to a fiscal year relate to our fiscal year ended on March 31 of that calendar year. For example, our “2022 fiscal year” refers to our fiscal year ended on March 31, 2022.

OUR SEGMENTS

We currently have four reportable segments, Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions. In relation to the Omnitracs Acquisition and DealerSocket merger, Omnitracs is reflected within the Fleet Solutions segment, and DealerSocket has been reflected within the Vehicle Solutions segment. In relation to the Spireon Acquisition (as defined herein), Spireon is reflected within the Vehicle Solutions and Fleet Solutions segments, in each case with effect from closing of the acquisition. For more information on our segments and results by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Frost & Sullivan, “Total Addressable Market Sizing Assessment for the Vehicle Lifecycle Management Software Market.”

We have not had this information verified by any independent sources. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any information presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus includes our trademarks, service marks and trade names, such as “Solera” and “Audatex,” which are the property of the Company or its subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies which are the property of their respective owners. We do not intend our use or display of the trademarks, service marks or trade names of other parties to imply a relationship with, or endorsement or sponsorship of or by, these other parties. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

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Letter from Our CEO

The Solera Journey

Solera’s journey to transform the vehicle lifecycle began over 50 years ago with data-driven solutions that dramatically improved the collision insurance claims process. We have come a long way from those early days in Germany. We are now a global company and our software and solutions are utilized in over 100 countries. Our artificial intelligence-powered software services and data assets are transforming vehicle lifecycle management for insurers, vehicle repairers, manufacturers, auto dealers, and fleet operators. From the assembly line to the salvage yard, Solera’s solutions play a key role for our customers across the vehicle ecosystem, and we have only scratched the surface of what is possible.

We at Solera have an opportunity to revolutionize the global automobile and commercial transportation industries. While these business segments have continued to grow in size and complexity, their technology remains largely disconnected from other participants in the ecosystem. Our expertise and value proposition is to distill vast amounts of data and develop SaaS solutions that interconnect the ecosystem to accelerate value for customers.

We believe no other company in the world has anything approaching our portfolio of software and data assets. For example, we have repair and estimating software solutions that cover more than 99 percent of the global car parc in developed markets on an annual basis. We track a quarter of a billion miles driven each week—roughly equivalent to 500 trips to the moon and back — and we process more than a million transactions every day.

This data is the foundation of our business model that includes four strategic pillars supporting the personal and commercial motor vehicle markets:

1.	Vehicle Claims – Serving insurance customers globally, including the world’s largest property and casualty insurers providers;

2.	Vehicle Repair – Serving 147,000 repair shops and 330,000 vehicle technicians;

3.	Vehicle Solutions – Providing integrated management systems and marketing solutions to more than 10,000 U.S. dealerships; and

4.	Fleet Solutions – Providing a one-stop-shop for safety and performance solutions, serving 10 of the largest global consumer goods providers.

Solera’s unique combination of data assets and technology expertise, such as data science, machine learning, and artificial intelligence, empower these pillars. In turn, our teams created business-critical SaaS solutions and services, including touchless claims processing, vehicle diagnostics, parts servicing, dealership inventory, and commercial fleet management. These tools improve our customers’ businesses by simplifying processes, increasing sales, maximizing productivity, reducing costs, and improving the experience for vehicle owners and operators.

The success of those solutions has fueled Solera’s growth. We now serve approximately 300,000 customers on six continents. I am proud that we have earned the loyalty of our top 50 largest customers by revenue, who we have serviced on average for more than 15 years, and that 93.4 percent of our total revenue for the fiscal year ended March 31, 2022 was recurring.

Best of all, our long-term customer relationships help our data sets grow more useful over time. As we collect and analyze data, we gain deeper insights that help us deliver better services and accelerate new product development. It is a continuous cycle that allows us to solve the issues our customers face today while anticipating and proactively addressing the challenges they are likely to face tomorrow.

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Poised for Growth with a Strong Financial Foundation

With differentiated solutions, technologies, and customers, we believe we are ideally positioned for continued expansion in the estimated $85.1 billion total addressable market.

We also maintain substantial operating leverage, a solid balance sheet, and significant free cash flow. This financial foundation maximizes our flexibility to pursue organic growth opportunities generated by increasing demand for technologies that improve vehicle safety, operating performance, and enhance customer experiences. It also allows us to proactively pursue accretive mergers and acquisitions.

The Right Culture and Team

The exceptionally talented and experienced team we have assembled drives Solera’s success. This group of diverse leaders shares my passion for operational excellence. Together, we have transformed Solera into an enterprise focused on delivering value and long-term growth.

Our strategic transformation was built on a culture that is relentless about data-driven products, constant innovation, and customer success. Our values say it best: We are passionate, intellectually curious, and honest, and are constantly learning and improving ourselves—creating a culture designed to break barriers and provide options for our people to unlock their potential, achieve their best and exceed our customers’ expectations.

As personal and commercial motor vehicle industries grow and evolve, we believe Solera will lead the evolution of vehicle lifecycle management. With a large and growing market and a business built on decades of vehicle, fleet, and driver data, Solera is in an excellent position to capitalize on our capabilities to drive exceptional value for our customers, employees, and investors.

We are excited about our future and invite you to join us on this amazing ride.

Darko Dejanovic

Chief Executive Officer

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless otherwise stated, this prospectus assumes no exercise of the underwriters’ option to purchase additional shares. References in this prospectus summary to the “Company,” “Solera,” “we,” “us” and “our” refer to Solera Global Corp. and its consolidated subsidiaries.

Our Business

We are the global leader in vehicle lifecycle management, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through many decades of solving complex operational and business challenges facing our approximately 300,000 customers who operate in more than 100 countries across six continents. We believe there is no other company in the world that competes with us across our entire portfolio of software services and data assets. By using our artificial intelligence (“AI”)-enabled product suites, proprietary datasets, and powerful innovation engines, we deliver independent and objective solutions to support business-critical workflows. These include touchless claims processing and related workflows, vehicle diagnostic data and parts services, driver safety and risk assessment, dealer management, digital retailing and commercial fleet management systems.

Our customers are key stakeholders in a large, complex, and highly interconnected automotive ecosystem. They include, among others, property and casualty (“P&C”) insurers, repair facilities, original equipment manufacturers (“OEMs”), parts suppliers, dealerships, and fleet operators. Most of our customers rely on multiple disparate systems and legacy point solutions that are internally developed or sourced by different providers. The complexity and inefficiency of managing these systems while conducting day-to-day operations is challenging for customers of any size.

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Our position at the center of this automotive ecosystem enables us to identify ways to eliminate these inefficiencies. We have invested significant resources to build an integrated solution suite that supports the entire lifecycle of a vehicle – from purchase, underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation, to resale. Our solutions, combined with our data, help digitize these processes and interactions across the ecosystem which, in turn, helps improve business outcomes, increase sales, and enhance the experience for our customers’ clients and end users. This differentiation also helps us capture a greater share of economic value across the automotive ecosystem and grow our business aggressively around the world.

The Core of Our Customer Proposition

We help our customers (i) maximize productivity; (ii) simplify workflows to enhance customer and end user experience; and (iii) rapidly digitize day-to-day business operations. These pillars of our customer proposition are critical to solving the problems facing our customers and are best illustrated by everyday examples across our business, including:

•

Maximize productivity: P&C insurers use our software to more accurately estimate vehicle damage, repair costs, and salvage valuation in the event of an accident and to automate processing of the associated claim.

•

Simplify workflows: Dealerships use our solution suite for customer acquisition, titling, fixed operations, and dealership management systems (“DMS”) to more efficiently manage inventory, improve customer and end user experience, optimize customer acquisition, and drive incremental sales.

•

Digitize day-to-day business operations: Repair facilities use our solutions to rapidly diagnose and repair mechanical problems, which enables meaningful improvements in capacity utilization and customer retention, and can help improve profitability.

Our differentiated and global business model is designed to deliver our customer proposition. Our business is organized around four segments:

•	Vehicle Claims. We are a leading global provider of AI-enabled, fully automated claims management and processing services, and we believe we are the global market benchmark in vehicle claims

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management. In this segment, we serve customers in more than 100 countries, including the world’s largest global P&C insurers. Our customers use our software and services to automate traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

•

Vehicle Repair. We are a global provider of digital applications, OEM technical and diagnostic data, parts information, and experience-based repair solutions. In this segment, we serve 147,000 repair shops and technicians globally through data and technical information from over 190 OEMs and over 25 million repair order data points. Our ability to combine technical data from OEMs with our advanced shop management system and experience-based repair data and research community creates a powerful solution that we believe is difficult to replicate.

•

Vehicle Solutions. We are one of the largest integrated providers of DMS and marketing solutions in the U.S. In this segment, we serve over 10,000 dealerships and do business with nine of the top ten dealership groups in the U.S. Our customers use our software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers, managing inventory and service operations, and resale of used vehicles and parts. We also originate and service vehicle finance loans and receivables.

•

Fleet Solutions. We are a “one-stop shop” with a comprehensive suite of video safety and driver monitoring solutions, telematics and Internet of Things (“IoT”) solutions, routing and navigation tools, and transportation intelligence for drivers and fleet managers in the U.S. In this segment, we have a diverse customer base of 200 unique Consumer Goods (“CG”) customers, including 10 of the largest CG companies in both the U.S. and globally. Our fleet efficiency platform is purpose-built to solve unique and complex needs of large CG companies, and can be leveraged to serve small- and medium-sized CG customers.

In March 2022, we acquired Spireon, a leading provider of device-independent aftermarket telematics solutions for over 13,000 small and medium and enterprise customers in North America, and one of the largest cloud-native IoT platforms in the U.S. by units. By equipping cars, trucks, trailers and other mobile assets with GPS devices and sensors, Spireon turns vehicles into connected vehicles. The Spireon Acquisition is strategically aligned with our existing vehicle solutions and fleet solutions growth strategies and expands Solera’s overall customer base. Bringing together Spireon’s IoT platform and Solera’s data assets creates a powerful, intelligent network that we believe can improve safety, efficiency, and productivity across the vehicle lifecycle.

Our Data and Technology

Our position at the center of the automotive ecosystem provides us with a distinct perspective on our customers’ vehicle and fleet data beyond a snapshot in time. Our solutions have created and utilize over five petabytes of Vehicle and Fleet data. This includes: data from over 250 million repair claims; tens of millions of vehicle identification number (“VIN”) validations; repair and estimation data covering 99% of the global car parc in developed markets; over 180 million routes monitored; and over 32 billion driver miles recorded, among other rich and diverse data sets. The Spireon Acquisition adds one of the largest IoT platforms in the U.S. by units to our suite of solutions. We track over 140 million data transactions each day on our IoT platform and have a system that translates live data capture into actionable business intelligence. The depth, breadth, and longevity of our data create what we believe to be a leading independent market benchmark for vehicle lifecycle and fleet management solutions around the world.

Our technology platform and our data are at the core of everything we do. Our solutions use the latest in AI- and cloud-based technologies to improve accuracy of outcomes, increase automation, and reduce friction. Using advanced data engineering and robotic process automation, we have built AI-enabled technologies to collect data across thousands of sources, transform the data into usable assets, and develop advanced predictive analytics.

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Additionally, we are moving towards unified product platforms for selected end markets, as we believe having the ability to digitize end-to-end workflows will provide enduring competitive advantages and create greater value for our customers.

Our Attractive Business Model

Our business model is characterized by a balanced mix of software-subscription and transaction-related fees, long-term, multi-year contracts, and strong and stable cash flows. The deep business-critical integration of our software into our customers’ internal systems and operating workflows has historically translated into a substantial portion of our revenues that are recurring and predictable. In addition, we have long-standing relationships with numerous customers who have used our software and services for many years, even decades. While we continue to invest in product innovation and data analytics, our business requires minimal incremental capital expenditures and working capital to support additional revenue within our existing business lines.

Our success in building our customer base globally and helping transform the industry has allowed us to achieve significant scale. In our 2022 fiscal year, we generated $2.2 billion of revenue, $226.9 million of operating income, $208.2 million of operating cash flow, and had a net loss of $277.8 million. For the same period, we generated Adjusted EBITDA of $951.5 million and Free Cash Flow of $94.7 million. In our 2021 fiscal year, we generated $1.7 billion of revenue, $325.2 million of operating income, $241.3 million of operating cash flow, and had a net loss of $232.9 million. For the same period, we generated Adjusted EBITDA of $689.2 million and Free Cash Flow of $175.5 million. For the six months ended September 30, 2022, we generated $1.2 billion of revenue, $217.5 million of operating income, $124.8 million of operating cash flow, and had a net income of $197.7 million. For the same period, we generated Adjusted EBITDA of $453.9 million and Free Cash Flow of $60.7 million. For the six months ended September 30, 2021, we generated $1.1 billion of revenue, $56.0 million of operating income, $100.8 million of operating cash flow, and had a net loss of $233.6 million. For the same period, we generated Adjusted EBITDA of $461.9 million and Free Cash Flow of $50.7 million. As of September 30, 2022, we had a total of $7.9 billion in outstanding debt. This represents a decrease of 1.9% from our 2022 fiscal-year end driven by principal payments made on our outstanding debt during the first half of our 2023 fiscal year as well as favorable exchange rate movement during the first half of our 2023 fiscal year. For additional information regarding our segment revenues and non-GAAP financial measures, including a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items to the most closely comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures.”

Key Secular Trends in Our Favor

There are a number of important industry megatrends and market dynamics that are transforming the automotive ecosystem, including the continued adoption of digital workflow solutions and heightened demand for safety and efficiency solutions:

•	Rapid adoption of digitalization tools across the vehicle ecosystem;

•	Increased demand in vehicle maintenance due to growing and aging car parc;

•	Rising frequency and severity of auto accidents;

•	Increasing cost of repair due to vehicle complexity; and

•	Heightened demand for safety and efficiency solutions for the transportation and distribution industries.

Our Strategic Transformation

Over the last six years, we have undergone a strategic transformation, and today, we are a global operating company and a technology leader in our industry. Our strategic transformation helped us achieve four primary

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objectives: (i) business optimization; (ii) technology-led product innovation; (iii) efficient and effective go-to-market strategy; and (iv) expansion of our end markets.

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Business optimization. Prior to our transformation, we operated as a holding company with fragmented functional groups. Our business optimization initiatives resulted in consolidation of key functional groups such as product and development, IT, and finance. We have since improved efficiency and effectiveness across all functions. Total operating costs decreased by approximately 4.8% and 28.3% in the fiscal years ended March 31, 2022 and 2021, respectively (before the impacts of current year acquisitions and excluding Share-based compensation and Acquisitions and related costs).

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Technology-led product innovation. We invested significant resources in both technology and personnel to propel our product innovation forward. We have spent hundreds of millions of dollars in the last three fiscal years to create global and scalable modular technology platforms, enhance our data analytics capabilities, and leverage AI-based applications and process automation. This allowed us to generate on average approximately twice the velocity of product delivery with over 50% increased quality for our customers, as indicated by the reduction of the number of errors opened by the customers in each case, in July 2021 when compared to July 2020. For example, we brought to market Qapter in several countries across Europe, Latin America and North America, our AI-driven claims management platform, a software-as-a-service (“SaaS”)-based mechanical diagnostics and shop management system used by repair facilities, a mobile application that offers a digital appraisal journey for dealerships, and Solera FMS, our commercial fleet management digital workflow application, to name a few. Additionally, in 2022, we launched new offerings such as Solera Auto Finance, which is designed to enable franchise and independent dealers to provide competitive-rate auto loans for used vehicle purchases. We believe these new solutions will provide us with a hard-to-replicate competitive advantage in the marketplace.

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Efficient and effective go-to-market strategy. Our go-to-market strategy is tailored to serve customers of all sizes, from large enterprise customers to small- and medium-sized businesses. In 2019, we implemented a sales effectiveness program to optimize our sales teams’ resources, increase coverage of our customers across our offering, and promote experienced sales leaders. Our inside sales and field sales team members, located both in-country and in the three sales centers of excellence, manage the sales process of all of our services and solutions, including qualifying leads, generating new sales and cross-sells, and delivering a seamless customer and end user experience. These teams are supported by our centralized sales operations team, which is dedicated to targeting a broad pipeline of opportunities in a consistent and efficient manner.

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Expansion of our end markets. We have successfully grown our presence in new end markets. In 2021, we acquired Omnitracs, which marked our significant expansion into the fleet management market. In the same year, we also completed the acquisition of DealerSocket, a leading provider of SaaS-based solutions for automotive dealerships, such as DMS and inventory management systems. In 2022, we acquired Spireon, one of North America’s largest device-independent telematics and connected vehicle intelligence companies to enhance our suite of vehicle and fleet solutions. Through these acquisitions, we have further broadened and differentiated our solution offering. For additional information regarding these acquisitions, see “—Fiscal 2022 Developments.”

We believe our strategic transformation has enabled us to build upon our leading technology, serve our customers better, capitalize on new business opportunities, and contribute to sustainable long-term growth.

Our Segments

We address complexity in vehicle lifecycle and fleet management by providing our customers with a “one-stop shop” offering, which includes six suites powered by artificial intelligence. This substantially reduces the need to work with and manage multiple disparate vendors and systems. Our solutions are deeply embedded in our customers’ systems allowing them to experience a seamless workflow from start to finish with end-to-end

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visibility, from purchase, underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, valuation, to resale. While we believe we offer one of the most comprehensive solutions in the market, we also believe this is just the beginning.

We deliver our solutions through four segments – Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions.

Vehicle Claims

Our Vehicle Claims platform offers an AI-powered, intelligent platform for streamlining and digitizing the entire vehicle claims management process in the P&C insurance marketplace. Additionally, we also offer solutions for efficient processing of property claims. Our major brands in this segment include the following:

Key functions in the automotive claims platform include capturing first notice of loss, exchanging claims-related information, calculating repair and total loss estimates, assessing repair parts and labor requirements, routing shop estimates for manual review, scheduling repairs, automating vehicle parts orders, and enabling salvage disposition through a secure electronic auction network. This auction network conducted over one million transactions in 2021 and is a leading platform in Europe for the resale of damaged and used vehicles.

Our software enables our customers to automate claims processing, lower administrative expenses, reduce repair costs, and vastly improve policy holders’ experience.

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Below is an illustration of our end-to-end vehicle claims solution:

For property claims, we utilize what we believe to be one of the industry’s largest databases of verified repair costs to deliver accurate cost estimates across all types of structural property claims. Our system enables insurance carriers to steer claims to their network of repairers based on agreed prices, conduct invoice audits, and automatically trigger payments, providing enhanced transparency and efficiency in the claims process.

Vehicle Repair

Our Vehicle Repair platform serves the service, maintenance and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently, accurately and profitably. Our Vehicle Repair platform offers over 3 million technician confirmed fixes, over 700,000 detailed technical procedures, over 2.6 million experience-based documents and over 150 million recycled parts in network. The Vehicle Repair platform offers 99% coverage of cars in developed markets based on VIN data. Our major brands in this segment include the following:

Repair and Diagnostics

With proprietary data covering real world vehicle issues and growing every day, we believe that our solutions deliver the most authoritative and reliable information for experiential-based vehicle service and repair in the world. We are also a leading global source of OEM diagnostic and technical data and information for the vehicle service, maintenance and repair industry.

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Vehicle Parts Procurement

Our solutions automate the entire parts procurement process, eliminating redundant or manual tasks for all stakeholders, including insurers, shops and parts suppliers. We provide a web-based solution for sourcing, pricing and purchasing vehicle parts which covers OEM, second life, aftermarket and surplus parts.

Below is an illustration of our end-to-end vehicle repair solution:

Vehicle Solutions

Our Vehicle Solutions products and services digitally enable customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, dealerships, commercial fleets, and insurance carriers. In fiscal year 2022, our Vehicle Solutions segment led approximately 247 million vehicle owner communications. Our major brands in this segment include the following:

Dealer Marketing and Customer Relationship Management

We offer a comprehensive omni-channel dealer marketing and customer relationship management solutions platform to enable dealerships to manage sales and marketing, inventory, payments, and other back-end systems. Our solutions enable highly automated digital marketing across social media, display, and search. Our solutions also streamline dealership workflows including customer check-ins, vehicle inspections, mobile text approvals and payments, vehicle registration and titling, and pick-up and delivery.

Dealership Workflow Management Tools

We provide a leading dealership management system and inventory and lot management system for dealerships to seamlessly and efficiently conduct their day-to-day transactions.

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Vehicle Valuation

We provide an integrated platform for asset identification, valuation, and cost of ownership management for dealers and fleet managers. We also offer an extensive database for the accurate identification of new and used vehicles VIN and vehicle registration marks. We deliver accurate valuation of vehicles, which on average take less than two minutes from open to close, based on sales data by country, indexed by manufacturer, model, and derivative. We also enable total cost of ownership analysis by providing a complete understanding of a vehicle’s overall cost based on service, maintenance and repair costs, as well as depreciation data.

Driver Event Monitoring and Risk Management

Our solutions enable insurance carriers, commercial fleets, and governments to identify, quantify, and remediate driving risks. We believe that we provide the most comprehensive violation monitoring coverage in the U.S. Thus far, in 2022, our risk management solutions monitored over 83 million drivers per month, over 1 million fleet drivers per day and over 30 million households per month. Our risk management products also processed over 400 million transactions per month in 2021.

Digital Identity Creation and Management

Our Digidentity business allows users to create, authenticate, and utilize online digital identities, enabling individuals to conduct business communications with businesses and governments in a secure and high-assurance environment.

Vehicle Financing

Our Solera Auto Finance business originates and services vehicle finance loans and receivables. This product is designed to enable franchise and independent dealers to provide competitive-rate auto loans for used vehicles.

Fleet Solutions

Our Fleet Solutions provide a consolidated end-to-end video safety, telematics, compliance, driver workflow, and routing platform. Our AI-enabled solutions facilitate real-time visibility to back-office and dispatch teams, safe and efficient driver experience through video safety-based alerts and training, intuitive workflow and compliance tools, and streamlined communications for enhanced customer service. Our data and analytics solutions build upon the insights delivered by our breadth of in-vehicle sensors and application of purpose-built AI algorithms. Our platform tracks over 140 million data transactions daily and analyzes 32 billion recorded miles. In this segment, we operate through the following brands:

Real-Time Transportation Intelligence

Our Fleet Solutions provide comprehensive, mission-critical, enterprise-grade services for both over-the-road and last mile customers to fulfill all of their operational and safety needs. Our solutions include capacity and route planning, dispatching, driver workflow, compliance, video safety, telematics, data and analytics, and performance monitoring. We provide a unified view to drive efficiencies in route planning, asset tracking, vehicle status and inspection, and maintenance. We leverage AI-based applications to assess operational risk, manage vehicle performance, conduct real-time analyses of driver behavior (including distracted driving, unsafe speed for current

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weather conditions, and other risky driving behaviors), and to provide driver coaching that increases safety, reduces fuel costs, and improves operational efficiency. We are further able to leverage our data assets to inform insurance, autonomous driving, and other adjacent industries of driver and vehicle patterns and behaviors.

Below is an illustration of our end-to-end fleet solution:

Benefits of Our Solutions to Our Customers

We empower our customers to succeed in the digital age by providing them with a “one-stop shop” solution that streamlines their operations, offers data-driven analytics, and enhances customer engagement, which we believe helps them drive sales, promote customer retention and improve profit margins.

We help our customers streamline operations and drive sales. Given the complexity in vehicle lifecycle and fleet management, many of our customers spend significant time managing disparate vendors and systems in their day-to-day operations. Our integrated suite of solutions provides our customers with a seamless workflow experience, significantly streamlining their operations and allowing them to spend more time serving their customers, driving sales, and growing their businesses.

We provide our customers with access to data-driven insights. With the help of our platform, our customers gain access to actionable intelligence and advanced predictive analytics driven by what we believe to be the world’s largest collection of vehicle lifecycle and fleet management data. For example, the Data Analytics solution in our Vehicle Claims operating segment uses AI-enabled technologies to transform decades of raw industry data into powerful insights, which our customers can use to build relationships with their customers and drive increased loyalty and higher sales.

We help our customers enhance customer engagement and satisfaction. Embedded in our integrated suite of solutions is a comprehensive customer relationship management platform that manages sales and marketing and promotes proactive customer engagement. As an example, our omni-channel dealer marketing and customer relationship management solution enables dealerships to conduct periodic check-ins and effective communication with their customers, which promotes customer satisfaction and can drive higher sales.

We enable our customers to improve profit margins. Our solutions offer significant operational efficiencies for our customers, reducing both processing time and operational costs, which help to drive improved profit margins. For example, based on customer feedback, insurers using our Vehicle Claims solutions have been able to experience a nearly 20% reduction in repair cycle time and an approximately 5% reduction in processing costs.

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Our Customers

Our business model is explicitly designed and engineered to integrate with a wide range of customers operating in diverse industries across the automotive ecosystem. This is a point of differentiation for us as we can accommodate and work with customers across this ecosystem regardless of size, profile, or geographic market.

As of September 30, 2022, we had approximately 300,000 customers in more than 100 countries across six continents, including P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. For our fiscal year ended March 31, 2022, our top five largest customers by revenue accounted for 3%, 3%, 2%, 1% and 1%, respectively, of our total revenue. A few highlights of our global customer base include, but are not limited to:

•	Over 1,000 insurance company customers, including 20 out of the top 20 global insurance carriers based on total assets;

•	Over 190 OEMs globally;

•	Over 330,000 vehicle technicians;

•	Over 10,000 dealerships that have improved their returns on investment through our suite of dealer focused solutions, and we do business with nine of the top ten dealership groups in the U.S.; and

•	Diverse customer base of 200 unique CG customers, including 10 of the largest CG companies in both the U.S. and globally.

Our average tenure with our top 50 largest customers by revenue is more than 15 years, and with our top 10 largest customers by revenue is more than 20 years. This includes some customer relationships that are multiple decades long.

Our Competitive Advantages

We have a number of competitive advantages that we believe differentiate us from our competitors and enable us to benefit from continued growth in the markets in which we operate.

Global footprint

We serve customers in over 100 countries across six continents. For the geographic markets that we serve, we have built leading positions across the automotive ecosystem:

•	We are a leading global provider of AI-enabled, fully automated claims management and processing services.

•	We are a global provider of digital applications, OEM technical and diagnostic data, parts information, and experience-based repair solutions.

•	We are one of the largest integrated providers of DMS and marketing solutions in the U.S.

•	We are one of the largest integrated providers of operational efficiency and video safety software solutions to commercial fleet operators in North America.

•	We are a leading provider of connected car solutions for single-point and multi-rooftop franchise dealer groups.

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We believe our leadership enables us to further expand in our existing markets and provides significant advantages to launch new products at global scale. For example, as we add new solutions to our comprehensive offering, the incremental costs of tailoring our solution to each new geography is low given our highly scalable technology, significant operating efficiencies, and first-hand knowledge of our customers’ needs at a local market level. We believe these are enduring competitive advantages, which would be difficult for new market entrants to replicate.

Diversified business model across the automotive ecosystem

Our business model is diversified: by geographic market, by customer type, and by solutions and services offered. We have approximately 300,000 customers across more than 20 products across North America, Europe, South America, Asia, Australia and Africa. Our customers include P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators, with no single customer representing more than 3% of our total revenue for the fiscal year ended March 31, 2022.

With our end-to-end technology solution suite, we are able to tailor and customize the features and functionality of our solutions to specific requirements of our customers across geographic markets. For example, we can serve customers with operations in several markets with an integrated solution that enables them to manage their business as one enterprise and access our platforms for claims, repair, valuation, customer engagement, and more, all through a single relationship.

We believe the breadth of our offerings enables us to further penetrate our existing customer base, acquire new customers, capture a greater share of economic value, and grow our business aggressively around the world. Additionally, we believe our diversified business model, combined with the embedded business-critical nature of our solutions, allows us to be more resilient and perform well in varying economic environments.

Significant data advantages that compound over time

We are differentiated by the breadth and depth of our proprietary and continuously growing databases. We have decades of experience transforming industry data across billions of transactions into actionable intelligence.

We have invested a considerable amount of capital and time to develop our database capabilities, which represent significant barriers to entry to competitors. Our proprietary databases cover customer acquisition and retention; vehicle and property claims; total loss; driver underwriting and monitoring; vehicle validation and valuation; repair estimation; service and maintenance; OEM, aftermarket and salvage parts; and additional vehicle, driver and fleet related processes and information.

The robustness of our databases and our leading solutions are linked through a virtuous cycle of collecting and organizing data from transactions and standardizing and synthesizing it into intelligent, industry-specific and business-critical insights. We are also differentiated in our ability to adapt our data for use in local markets around the world.

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Select examples of our deep and broad database coverage include, but are not limited to:

•	Approximately 40 million manufacturer VIN validations; more than 20 years of data experience collected;

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Coverage of more than 1.34 billion out of the total 1.45 billion vehicles registered worldwide since the year 2000. In many key markets, our databases cover over 99% of total registered vehicles in developed markets; more than 40 years of data experience collected;

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Comprehensive technical repair information covering over 140 manufacturers and over 34,000 vehicle models, combined with over 454 million documents on OEM-authored information and factory manual content; more than 25 years of data collected;

•	Approximately 4.5 million monthly data updates on vehicles;

•	Over 1 million hotline archives authored by ASE-certified master technicians and over 3 million confirmed repair fixes;

•	Approximately 247 million communications in our 2022 fiscal year between vehicle owners and dealerships; more than 20 years of data experience;

•	Monitoring over a quarter of a billion miles driven each week, or approximately 13 billion miles annually (which is roughly equivalent to 500 trips to the moon and back);

•	Driver violation data from 215 sources in all 50 states, covering driver violation reporting on over 83 million insured drivers; more than 20 years of data experience collected;

•	Over 29 million fleet routes on an annual basis, with more than 10 years of data collected; and

•	Over 32 billion driver miles recorded with customizable trackers and sensors.

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Powerful network effects through differentiated scale

We benefit from self-reinforcing network effects that compound as we expand our business globally and that we can monetize over time:

•	As our customers recognize the key benefits of our solutions, we believe they will choose to use our platform for multiple solutions and more frequently collaborate with Solera as a strategic partner;

•	As our customer relationships and our customer base grow, so do our data assets;

•	As we collect and synthesize more data from our customers’ transactions, we are able to provide deeper insights and analytics and accelerate new product development; and

•	With one of the most comprehensive suite of solutions to address the vehicle lifecycle, we are able to provide a one-stop shop offering.

We believe these network effects can enable us to increase both the number of customers and our customer retention.

The net result is that we benefit from a powerful differentiated network given our global scale and leading market positions in the market segments we operate in.

Deep domain expertise and a trusted brand

Our customers view us as a trusted technology partner. With deep roots in the automotive and fleet industries and trusted brands for over five decades, our thought leadership and continued innovation have built confidence and advocacy in us throughout our customer base and strategic partners around the world. We believe we bring efficiency, productivity and value to industries that are traditionally characterized by complex operations. Additionally, we believe the strength of our global infrastructure and the compliance that underpin our solutions are core differentiators that drive customer trust.

Our Long-Term Growth Strategies

We believe we can further strengthen our position as a technology leader for vehicle management needs globally. We believe our leading position today will position us to continue capturing market share and growth within our core markets. Furthermore, we believe we are well-positioned to capture growth from greenfield opportunities and underpenetrated markets such as the commercial vehicle fleet market.

The key elements of our long-term growth strategy include:

Grow with existing customers. We have a proven track record of selling additional services and solutions to our existing customers and thereby expanding the scope and depth of our relationships.

Continue to win new customers. We operate in a large, growing, dynamic and highly complex ecosystem with a total addressable global market opportunity estimated at $85.1 billion for 2021 according to Frost & Sullivan. We intend to attract new customers by leveraging our scale, comprehensive offerings, technology innovation, and strength of position as a trusted provider.

Continue our culture of innovation and development of leading technology and products. Our combination of world-class research and development talent, highly efficient product development, extensive data processing capabilities, and culture of innovation will allow us to continue disrupting the market with our leading products and technologies.

Continue to expand to new markets. Our global footprint currently extends to over 100 countries and we intend to strategically grow each of our markets and selectively expand into new geographies and adjacencies with our proven portfolio of relevant solutions.

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Continue to opportunistically pursue strategic and synergistic acquisitions. With over 50 completed acquisitions since 2006 and nearly $8 billion of capital deployed on acquisitions since 2011, including the Spireon Acquisition, we have a long and successful track record of acquiring businesses to drive geographic expansion and bolster our technology. Our approach to mergers and acquisitions is highly disciplined, targeted, return-focused, and synergy-driven.

Our Culture

We believe that our leadership in technology and innovation; our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. At Solera, six core values guide our decisions:

•	Inclusive & Winning—We have an inclusive and winning culture.

•	Customer Centricity—We are passionate about our customers’ success.

•	Operational Excellence—We relentlessly drive operational excellence by being responsive, methodical, and intellectually honest.

•	Accelerate Value—We accelerate value for our customers, employees and shareholders by seizing opportunities while continuously scaling our capabilities.

•	Product Mastery—We lead our industry with products that accelerate value creation for our customers.

•	Integrity—We act with integrity.

These values have helped us to attract, inspire, and harness the collective talent of exceptional technologists and business people. They have also helped us build durable long-term relationships with our customers.

Our Principal Shareholder

We have a valuable relationship with our principal shareholder, Vista, a leading technology investor. In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with Vista that provides Vista the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.

The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns, in the aggregate, 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, in each case, minus the number of designees, if any, Galaxy Aggregator, L.P. (“Baring”) and certain entities affiliated with Baring are entitled to nominate, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. In each case, Vista’s nominees must comply with applicable law and stock exchange rules. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

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Vista is a leading global investment firm with approximately $94 billion in assets under management as of June 30, 2022. The firm exclusively invests in enterprise software, data and technology-enabled organizations across private equity, permanent capital, credit and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, clients and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future—a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity.

General Corporate Information

Solera Global Corp. was incorporated in Delaware in August 2021 and formed for the purpose of completing this offering and related transactions. Prior to December 27, 2021, Solera Global Corp. had not conducted any business transactions or activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Global Corp. is a holding company and the sole managing member of Holding LLC and, upon consummation of the Organizational Transactions and this offering and the application of net proceeds therefrom, its sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC.

The conversion of Solera Global Holding Corp. into a limited liability company, Holding LLC, resulted from a series of internal transactions related to the merger of Solera Global Holding Corp., the former parent of Topco LLC and predecessor of the issuer, with and into a subsidiary of Solera Global Corp. on December 27, 2021, as described under “—Ownership and Organizational Structure.” Solera Holdings, Inc., the predecessor ultimate parent entity of Solera Global Holding Corp. went public in 2007 and was subsequently taken private by funds affiliated with Vista in 2016.

Our principal executive offices are located at 1500 Solana Blvd., Building 6, Suite 6300, Westlake, Texas 76262. Our telephone number is (817) 961-2100. Our website address is https://www.solera.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Ownership and Organizational Structure

Solera Global Corp. is a Delaware corporation formed to serve as a holding company that holds a direct interest in Holding LLC and an indirect interest in Topco LLC. Solera Global Corp.’s interest in these entities resulted from the merger of Solera Global Holding Corp., the former parent entity of Topco LLC and the predecessor of the issuer, with and into a subsidiary of Solera Global Corp. on December 27, 2021. As a result of the merger, the former equityholders of Solera Global Holding Corp. now own Class A common stock of Solera Global Corp. on the same terms and in identical proportions to their prior ownership in Solera Global Holding Corp. The equity interests of Solera Global Holding Corp. were not converted into units of Topco LLC, and such equityholders will not become unitholders of Topco LLC on account of such interests. The holders of Holding LLC Units are not party to the Exchange Agreement on account of such interests.

Prior to December 27, 2021, Solera Global Corp. had not engaged in any business or other activities other than in connection with its formation and this offering. Solera Global Corp. is a holding company and the sole

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managing member of Holding LLC and, upon consummation of the Organizational Transactions, including this offering and the application of the proceeds therefrom, it will continue to be a holding company, and its sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC. Solera Global Corp. will exclusively operate and control all of the business and affairs and consolidate the financial results of Holding LLC and, through its control of Holding LLC, Topco LLC. See “Organizational Structure” for a complete description of the Organizational Transactions.

In connection with the Organizational Transactions:

•

We will amend and restate Topco LLC’s existing operating agreement (the “LLC Operating Agreement”) to, among other things, (i) modify Topco LLC’s capital structure by replacing the membership interests currently held by providing for LLC Units consisting of two classes of common ownership interests in Topco LLC (Class B common units held by certain employees and consultants subject to vesting and a participation threshold (“Class B Units”), and Class A common units held by the other Topco LLC owners, including Solera Global Corp. and Vista (“Class A Units” and together with the Class B Units, referred to as “LLC Units” herein)) and (ii) appoint Holding LLC as the sole managing member of Topco LLC. See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC.”

•	We will amend and restate the certificate of incorporation of Solera Global Corp. to reflect the terms described under “Description of Capital Stock.”

•

We will issue shares of Class V common stock, which provide no economic rights, to certain LLC Unitholders (as defined below) on a one-to-one basis with the number of Class A Units owned by such holders, for nominal consideration. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock—Class V Common Stock.”

•

We will enter into an exchange agreement (the “Exchange Agreement”) with the direct holders of LLC Units (the “LLC Unitholders”) pursuant to which the holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. See “Organizational Structure—Exchange Agreement.”

•

We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that will require us to pay to such persons 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or, under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) Basis Adjustments (as defined below) resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future, (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax

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benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $                 million (approximately $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use such net proceeds to acquire                  Holding LLC Units in Holding LLC at a purchase price per Holding LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Holding LLC intends to apply the net proceeds (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to acquire                  newly-issued LLC Units in Topco LLC at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Topco LLC intends to apply the net proceeds (including any additional proceeds it may receive from Holding LLC if the underwriters exercise their option to purchase additional shares of Class A common stock) to (i) repay $                 million of our outstanding indebtedness under the First Lien Term Loan Facility (as defined herein), under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, (ii) repay $                 million of outstanding indebtedness under the Revolving Credit Facility (as defined herein), under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, (iii) repay $                 of the Related Party Note (as defined herein), under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022, and (iv) pay expenses incurred in connection with this offering and the other Organizational Transactions. See “Use of Proceeds.”

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The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

The LLC Unitholders other than investment vehicles affiliated with Vista collectively own approximately                % of the equity interests of Topco LLC. These investors will continue to hold their equity interest in Topco LLC upon completion of this offering.

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The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Vista will beneficially own                % of the equity of Holding LLC and                % of the equity of Topco LLC and will possess voting and dispositive power over all of the shares of Class V common stock. The remaining LLC Unitholders will collectively own the remaining                % of the equity in Topco LLC not held directly or indirectly by Solera Global Corp. In addition to Vista, our existing owners include a limited number of third parties that have invested in Class A Units, as well as certain of our executive officers and other employees who have been issued Class B Units with a weighted average participation threshold of $                per unit. See “Executive Compensation—2022 Omnibus Incentive Plan” for a discussion of the participation thresholds.

(2)

Upon completion of this offering, Vista will control approximately                % (or approximately                % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Solera Global Corp. through its ownership of our Class A common stock and Class V common stock. See “Principal Shareholders” for additional information about Vista.

(3)

Shares of Class A common stock and Class V common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class V common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class V common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Solera Global Corp. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock.

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(4)

Assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, (i) the holders of Class A common stock other than Vista will have                % of the voting power in Solera Global Corp., (ii) Vista, through its ownership of our Class A common stock and Class V common stock, will have                % of the voting power of Solera Global Corp., (iii) the LLC Unitholders, including Vista, other than Solera Global Corp., will own                % of the outstanding LLC Units in Topco LLC, (iv) Solera Global Corp. will own 100% of the outstanding Holding LLC Units in Holding LLC, and (v) Holding LLC will own                % of the outstanding LLC Units in Topco LLC.

Our corporate structure following the offering, as described above, is referred to as an “Up-C” structure, which is commonly used by partnerships and limited liability companies when they undertake an initial public offering of their businesses. Our Up-C structure will allow the existing owners of Topco LLC to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of Topco LLC that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the LLC Units that the existing owners will continue to hold are exchangeable for shares of our Class A common stock or, at our option, for cash, the Up-C structure also provides the existing owners of Topco LLC potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. See “Organizational Structure” and “Description of Capital Stock.”

Following this offering, each of the existing owners of Topco LLC Class A Units will also hold a number of shares of our Class V common stock equal to the number of Class A Units they own. Holders of our Class A common stock and Class V common stock will each be entitled to one vote per share on all matters on which shareholders are entitled to vote.

Solera Global Corp. will also hold LLC Units, and therefore receive benefits on account of its ownership in an entity treated as a partnership, or “pass-through” entity, for income tax purposes because, as Solera Global Corp. purchases LLC Units from the LLC Unitholders with the proceeds of this offering or acquires LLC Units in exchange for shares of our Class A common stock or cash in the future under the mechanism described above, it will obtain a step-up in tax basis in its share of the assets of Topco LLC and its flow-through subsidiaries. This step-up in tax basis will provide Solera Global Corp. with certain tax benefits, such as future depreciation and amortization deductions that can reduce its taxable income. Pursuant to the Tax Receivable Agreement, Solera Global Corp. will be required to pay the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, collectively, 85% of the value of these tax benefits, certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments that Solera Global Corp. makes under the Tax Receivable Agreement; however, the remaining 15% of such benefits will be available to Solera Global Corp. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchases of LLC Units from the LLC Unitholders and the future LLC Unit exchanges, the tax attributes of Solera Global Corp., Topco LLC or subsidiaries of Topco LLC or other tax benefits related to our entering into the Tax Receivable Agreement, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.”

Generally, Solera Global Corp. will receive a pro rata share of any distributions (including tax distributions) made by Topco LLC to its members. However, pursuant to the LLC Operating Agreement, tax distributions will be made quarterly by Topco LLC to the holders of Class A Units (including Solera Global Corp.) on a pro rata basis based on Topco LLC’s net taxable income and to the holders of Class B Units based on such holder’s allocable share of Topco LLC’s net taxable income (rather than on a pro rata basis). Such tax distributions will be

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calculated based upon an assumed tax rate, which, under certain circumstances, may cause Topco LLC to make tax distributions that, in the aggregate, exceed the amount of taxes that Topco LLC would have paid if it were a similarly situated corporate taxpayer. Funds used by Topco LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. See “Risk Factors—Risks Related to Our Organizational Structure.”

As a result of the Organizational Transactions:

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•	the holders of Class A Units will own LLC Units and shares of Class V common stock;

•	the holders of Class B Units, subject to vesting, will own LLC Units with a weighted average participations threshold of $ per unit;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class V common stock will collectively represent approximately % of the voting power in us.

Fiscal 2022 Developments

Acquisition of Spireon

On January 12, 2022, the Company, through its subsidiary Omnitracs, LLC, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Spireon Holdings, L.P., Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc., to acquire all outstanding shares of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. (collectively, the “Spireon Acquisition”) from Spireon Holdings, L.P. for approximately $779.4 million, payable in (i) a closing payment in cash of $396.3 million, (ii) a deferred cash payment of $125.0 million, which was paid on September 6, 2022, (iii) a series of potential earn-out payments if certain revenue and profitability metrics are met for calendar year 2022 in an amount not to exceed $87.5 million payable in the first quarter of 2023 and (iv) 24,221.57 Class A Units of Topco LLC’s equity interests, representing fair value consideration of $212.5 million. The Spireon Acquisition closed on March 1, 2022.

Spireon is a device-independent telematics and connected vehicle intelligence company. The Spireon Acquisition was not included in the results shown for the fiscal years ended March 31, 2021 and 2020. Spireon has been reflected in the results shown for the six months ended September 30, 2022, and for the fiscal year ended March 31, 2022 for the period from March 1, 2022, the date of acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Note 3, “Business Combinations” to the accompanying consolidated financial statements for additional information regarding the Spireon Acquisition.

In connection with the Spireon Acquisition, the Company and certain of its subsidiaries borrowed additional first lien term loans (the “Incremental First Lien Term Loans”) under the First Lien Credit Agreement (as defined below) in an aggregate principal amount of $300.0 million and borrowed Revolving Loans (as defined below) under the Revolving Credit Facility (as defined below) in an aggregate principal amount of $100.0 million (collectively, the “Spireon Borrowings”). The Incremental First Lien Term Loans have the same terms as, and constitute a fungible class of term loans with, the First Lien Term Loans denominated in U.S. dollars borrowed in June 2021. Net proceeds of the Spireon Borrowings, together with cash on hand, were used to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and the Spireon Borrowings.

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Acquisition of Omnitracs and DealerSocket Merger

In June 2021, Solera Global Holding Corp. consummated the acquisitions of Omnitracs, a leading provider of SaaS based fleet management and data analytics solutions, and DealerSocket, a provider of single-source automotive software solutions for dealerships. Omnitracs serves the transportation sector in the U.S., Canada and Mexico by delivering software and SaaS fleet management solutions. They offer software and SaaS fleet management solutions, including asset and fuel management, driver retention, analytics management, and in-cab navigation applications and solutions. DealerSocket is also a leading provider of software for the automotive industry, offering a unified solution for franchise and independent auto dealers including customer retention management (“CRM”), DMS, inventory management, websites and digital retailing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Note 3, “Business Combinations,” to the accompanying consolidated financial statements and “Unaudited Pro Forma Financial Information” for additional information regarding the Omnitracs Acquisition and DealerSocket merger.

In connection with the Omnitracs Acquisition and DealerSocket merger, Solera Global Holding Corp. effected a global refinancing of its capital structure by certain of its subsidiaries in June 2021 entering into (i) a new first lien credit agreement (the “First Lien Credit Agreement”) providing for a first lien term loan credit facility (the “First Lien Term Loan Facility”) consisting of seven-year senior secured first lien term loans (the “First Lien Term Loans”) in an aggregate principal amount of $3,380.0 million, €1,200.0 million and £300.0 million and a five-year senior secured first lien super priority revolving credit facility (the “Revolving Credit Facility” and the loans thereunder, the “Revolving Loans”) in an aggregate principal amount of $500.0 million, and (ii) a new second lien credit agreement (the “Second Lien Credit Agreement”) providing for a second lien term loan credit facility (the “Second Lien Term Loan Facility”) consisting of an eight-year senior secured second lien term loan (the “Second Lien Term Loans”) in an aggregate principal amount of $2,500.0 million (the First Lien Credit Agreement and the Second Lien Credit Agreement, collectively, the “Credit Agreements” and the credit facilities provided for thereunder, the “Credit Facilities”). Net proceeds of the Credit Facilities were used as follows (figures inclusive of principal, accrued interest and fees): (i) to repay and cancel $1,713.1 million of first lien dollar-denominated term loan B indebtedness of certain subsidiaries of Solera Global Holding Corp.; (ii) to redeem in full the 10.500% senior notes due 2024 in the amount of $2,112.0 million issued by certain subsidiaries of Solera Global Holding Corp.; (iii) to redeem $1,834.2 million of Solera Global Holding Corp.’s outstanding preferred equity; (iv) to repay and cancel $895.6 million of first lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (v) to repay and cancel $180.3 million of second-lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (vi) to repay and cancel $116.6 million of first-lien term loan B indebtedness of DealerSocket; (vii) to repay outstanding indebtedness of $200.6 million under the existing revolving credit facility of certain subsidiaries of Solera Global Holding Corp.; and (vii) to repay and cancel €613.1 million of first lien Euro-denominated term loan B indebtedness of certain subsidiaries of Solera Global Holding Corp. The transactions referred to in this paragraph are collectively referred to herein as the “Refinancing Transactions”.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The following is a summary of the principal risks we face.

•

Current uncertainty in global macroeconomic and geopolitical conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

•	Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

•

Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets. Our future growth depends on our ability to build and maintain innovative solutions and enter new markets.

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•	The time and expense associated with switching from our competitors’ software and services to ours may limit our growth.

•	Our operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

•

Our operating results may vary widely from period to period due to the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors.

•

Our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional based-products and services. If the number of such subscriptions or the volume of such transactions is not maintained or diminishes, or if our business model changes as the industry evolves, our operating results may be adversely affected.

•

We are currently making, and anticipate making additional, strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector.

•

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes or our present or future product offerings are diminished or made obsolete in the marketplace, our market share and revenues will decline.

•

Our software, services and solutions rely on information generated by third parties and communication services vendors and any interruption of our access to such information or disruption of service from such communication services vendors could materially harm our operating results.

•

Third parties may claim that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, and we could be prevented from selling our software or suffer significant litigation expenses even if these claims have no merit.

•

We may be unable to obtain, maintain, enforce, defend and otherwise protect our intellectual property or other proprietary rights, which would harm our business, financial condition and results of operations.

•

Some of our products utilize software and technology licensed by third parties. If we fail to comply with our obligations under license or technology agreements with such third parties, we may be required to pay damages and we could lose license rights that are critical to our business, the loss of which could negatively affect our business.

•	We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

•	Currently, affiliates of Vista Equity Partners indirectly control us and their interests may conflict with our interests.

•	We are subject to risks associated with our international business activities.

•

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software, services and solutions in those jurisdictions.

•	Regulatory developments could negatively impact our business.

•

Privacy laws, regulations and standards may interfere with our business, subject our company to large fines or require us to change our products and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our products and services.

•

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results; we may not be able to utilize all of our tax benefits before they expire.

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•

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

•

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in certain activities.

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The Offering

Issuer	Solera Global Corp.

Class A common stock offered by us	shares (or shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters an option to purchase up to shares of Class A common stock from us within 30 days of the date of this prospectus.

Class A common stock to be outstanding immediately after this offering

            shares of Class A common stock (or             shares of Class A common stock if the underwriters’ option is exercised in full). If all outstanding LLC Units held by the LLC Unitholders were exchanged for newly-issued shares of Class A common stock,             shares of Class A common stock (or             shares of Class A common stock if the underwriters’ option is exercised in full) would be outstanding.

Class V common stock to be outstanding immediately after this offering	shares. Immediately after this offering, LLC Unitholders will own 100% of the outstanding shares of our Class V common stock.

Ratio of shares of Class A common stock to LLC Units

Our amended and restated certificate of incorporation and the amended and restated operating agreement of Topco LLC will require that we and Topco LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Voting

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

After this offering, the LLC Unitholders will hold a number of shares of Class V common stock equal to the number of Class A Units held by such LLC Unitholders. See “Description of Capital Stock—Class V Common Stock.”

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Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation.

Voting power held by holders of Class A common stock	% (or 100% if all outstanding Class A Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class V common stock	% (or 0% if all outstanding Class A Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Use of proceeds

We estimate, based upon an assumed initial public offering price of $             per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $             million (or $             million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to acquire             additional Holding LLC Units (or Holding LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holding LLC at a purchase price per Holding LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Holding LLC intends to apply the net proceeds (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to acquire             newly-issued LLC Units (or             LLC Units if the underwriters exercise their option to purchase additional shares in full) in Topco LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Topco LLC intends to apply the net proceeds (including any additional proceeds it may receive from Holding LLC if the underwriters exercise their option to purchase additional shares of Class A

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common stock) to repay $             million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, repay $             million of outstanding indebtedness under the Revolving Credit Facility, under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, repay $             of the Related Party Note, under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022, and pay expenses incurred in connection with this offering and the other Organizational Transactions.

See “Use of Proceeds” and “Organizational Structure.”

Controlled company	After this offering, assuming an offering size as set forth on the cover page of this prospectus, Vista will control approximately % of the voting power (or % of our Class A common stock if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) in us through its ownership of our Class A common stock and Class V common stock. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status.”

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends on our Class A common stock in the foreseeable future. Holders of our Class V common stock are not entitled to participate in any cash dividends declared by our board of directors. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions or applicable laws and other factors that our Board may deem relevant. As discussed under “Dividend Policy,” it is possible that we will receive distributions from Topco LLC significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required (and does not currently intend) to do so. See “Dividend Policy.”

Exchange rights of holders of the LLC Units	Prior to this offering, we will enter into the Exchange Agreement with the LLC Unitholders pursuant to which holders of Class A Units may exchange their

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Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. See “Organizational Structure—Exchange Agreement.”

Tax Receivable Agreement	We will enter into the Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, which will require us to pay to such persons 85% of the amount of tax benefits, if any, that Solera Global Corp. actually realizes (or in some circumstances is deemed to realize) as a result of (i) Basis Adjustments (as defined below) resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future, (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

Registration Rights Agreement	We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide such LLC Unitholders registration rights whereby, following our initial public offering and the expiration of any related lock-up period, such LLC Unitholder can require us to register under the Securities Act shares of Class A common stock (including shares issuable to them upon exchange of

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its LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NYSE trading symbol	“SLRA”

Unless otherwise indicated, all information in this prospectus:

•	assumes the effectiveness of the Organizational Transactions;

•	assumes an initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus;

•	assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised;

•	includes a -for-1 split of LLC Units, which was effected on , 2022;

•	excludes the shares of Class A common stock that may be issuable upon exercise of exchange rights held by the LLC Unitholders;

•

excludes                  Class B Units, subject to vesting, issued to certain of our executive officers and certain other employees, with a weighted average participation threshold of $                per unit. See “Executive Compensation—2022 Omnibus Incentive Plan” for a discussion of the participation thresholds; and

•	excludes shares of Class A common stock reserved for issuance under the Solera Global Corp. 2022 Omnibus Incentive Plan.

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Summary Historical and Pro Forma Financial and Other Data

The following tables present, as of the dates and for the periods indicated, (1) the summary historical financial and other data for Solera Global Corp. and its consolidated subsidiaries and (2) the summary unaudited pro forma financial data for Solera Global Corp. and its consolidated subsidiaries, including Holding LLC and Topco LLC. See “Basis of Presentation” for more information. Solera Global Corp. was incorporated as a Delaware corporation in August 2021. Prior to December 27, 2021, Solera Global Corp. had not conducted any business transactions or activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Solera Global Corp. will continue to be the reporting entity upon completion of this offering. The summary consolidated statement of operations data for the years ended March 31, 2022, 2021 and 2020 has been derived from the audited consolidated financial statements and notes of Solera Global Corp. and its subsidiaries included elsewhere in this prospectus. The summary interim condensed and consolidated statement of operations data for each of the six months ended September 30, 2022 and 2021 and the summary condensed and consolidated balance sheet data as of September 30, 2022 presented below have been derived from the unaudited condensed and consolidated financial statements and notes of Solera Global Corp. and its subsidiaries, included elsewhere in this prospectus. In the opinion of management, such unaudited condensed and consolidated financial statements and notes include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period, and the results of operations for the six months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full fiscal year or any future period. The information set forth below should be read together with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma financial data for the fiscal year ended March 31, 2022 gives effect to (i) the Omnitracs Acquisition, (ii) the Refinancing Transactions, (iii) contracts entered into in connection with the merger with DealerSocket, (iv) the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Financial Data.” The summary unaudited pro forma financial data as of and for the six months ended September 30, 2022 gives effect to the Organizational Transactions as described in “Organizational Structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds” and “Unaudited Pro Forma Financial Data.” Adjustments are presented as if all such transactions had occurred on April 1, 2021, with respect to the statement of operations data and September 30, 2022, with respect to the consolidated balance sheet data. The summary unaudited pro forma financial data for the six months ended September 30, 2022 includes the operating results for Spireon for the full period. The fiscal year ended March 31, 2022 includes the operating results for Spireon for the period from March 1, 2022, the date of acquisition. The unaudited pro forma financial data include various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma financial data. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

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	Historical Solera Global Corp.					Pro Forma Solera Global Corp.
	Six Months ended September 30,		Year ended March 31,			Six Months ended September 30,	Year ended March 31,
(in thousands)	2022	2021	2022	2021	2020	2022	2022
Consolidated Statement of Operations Data:
Revenues	$1,169,489	$1,060,448	$2,205,076	$1,661,515	$1,710,422	$	$
OPERATING EXPENSES
Cost of revenues, excluding depreciation and amortization	465,997	410,589	846,612	674,597	759,585
Selling, general and administrative	253,002	364,905	609,770	311,781	416,647
Acquisition and related costs	13,546	26,567	88,987	4,807	40,950
Depreciation and amortization	212,780	182,631	400,828	313,450	355,645
Asset impairment charges	5,306	5,576	15,855	11,340	290,223
Restructuring charges and other costs associated with exit and disposal activities	1,391	14,195	16,088	20,308	23,605

Total operating expenses	952,022	1,004,463	1,978,140	1,336,283	1,886,655

Operating income (loss)	217,467	55,985	226,936	325,232	(176,233)
Other expense (income), net	(337,509)	87,337	(20,283)	197,535	97,894
Interest expense, net	290,619	214,986	465,032	326,687	356,944

Income (loss) before income taxes	264,357	(246,338)	(217,813)	(198,990)	(631,071)
Income tax provision (benefit)	66,631	(12,780)	59,979	33,893	(158,884)

Net income (loss)	197,726	(233,558)	(277,792)	(232,883)	(472,187)
Net income (loss) attributable to noncontrolling interests	34,132	(6,666)	1,937	9,817	17,035

Net income (loss) attributable to Solera Global Corp.	$163,594	$(226,892)	$(279,729)	$(242,700)	$(489,222)	$	$

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	As of September 30, 2022
(in thousands)	Historical Solera Global Corp.	Adjustments	Pro Forma Solera Global Corp.
Consolidated Balance Sheet Data (at period end):
ASSETS
Current assets:
Cash and cash equivalents	$260,210	$	$
Accounts receivable, net	348,401
Other receivables	58,030
Prepaid assets	150,465
Other current assets	166,792

Total current assets	983,898
Property and equipment, net	124,585
Goodwill	6,316,511
Intangible assets, net	1,876,674
Other noncurrent assets	199,999
Deferred income tax assets	92,225

Total assets	$9,593,892	$	$

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,018
Current derivative financial instruments	1,920
Accrued expenses and other current liabilities	483,684
Deferred revenue	185,091
Deferred purchase consideration	—
Income taxes payable	115,919
Current portion of long-term debt	51,577
Current operating lease liabilities	15,538
Related party note	85,427

Total current liabilities	1,083,174
Long-term debt	7,765,861
Operating lease liabilities (net of current portion)	45,627
Other noncurrent liabilities	213,541
Deferred income tax liabilities	182,594

Total liabilities	9,290,797
Commitments and Contingencies
Redeemable noncontrolling interests	104,230
Stockholders’ equity:
Class A common stock, par value $0.0001 per share	—
Class V common stock, par value $0.0001 per share	—
Additional paid-in capital	3,082,087
Accumulated deficit	(2,530,609)
Accumulated other comprehensive loss	(606,397)

Total stockholders’ equity (deficit) before noncontrolling interests	(54,919)
Noncontrolling interests	253,784

Total stockholders’ equity	198,865

Total liabilities, mezzanine equity and stockholders’ equity	$9,593,892	$	$

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RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before making a decision to invest in our Class A common stock. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus. Unless otherwise stated or the context otherwise requires, references in this section to “we”, “us”, “Solera” or “the Company” refer to Solera Global Corp., DealerSocket, Omnitracs and Spireon on an integrated basis.

Risks Related to Our Business and Strategy

Current uncertainty in global macroeconomic, including the impact of the rising inflationary and interest rate environments, and geopolitical conditions makes it particularly difficult to predict product demand, utilization and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have deteriorated significantly in many countries where our products and services are sold, and may remain depressed for the foreseeable future. These conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and could cause our customers and potential customers to slow, reduce or refrain from spending on our products. In addition, external factors that affect our business have been and may continue to be impacted by global macroeconomic and geopolitical conditions. Examples include:

•

Supply Chain Disruptions & Semiconductor Chip Shortage: We are still experiencing severe disruptions to the supply chain with respect to components and finished goods, including new vehicle deliveries. These issues first arose during the COVID-19 pandemic and other geopolitical events and continue to impact our business present-day.

In particular, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global semiconductor chip shortage. S&P Global Mobility forecasts that the availability of automotive chips will continue to constrain global light vehicle production until at least 2023. Fewer new light vehicle sales can result in fewer insured vehicles on the road and fewer automobile accidents, which can reduce the transaction-based fees that we generate.

This ongoing global semiconductor chip shortage also impacts our ability to source components for the assembly of hardware used in our fleet businesses, which may result in increased component costs and longer lead times to supply such hardware to our customers.

•

Number of Insurance Claims Made: The number of insurance claims made can be influenced by factors such as unemployment levels, the number of miles driven, rising gasoline prices, the number of uninsured drivers, rising insurance premiums and the insured opting for lower coverage or higher deductible levels, among other things. Fewer claims made can reduce the transaction-based fees that we generate. For example, between June 30, 2020, and 2021, we saw a decrease in the number of claims due to the COVID-19 pandemic, including, as a result, government lockdowns and restrictions.

•

Transportation and Logistics Sector: We serve many of the leading transportation and logistics providers in North America. Transportation and logistics sector performance is highly correlated to overall consumer and industrial economic activity. As a result, changes in the macroeconomic environment can drive material fluctuations in supply and demand in the industry impacting freight

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tonnage, pricing, profitability, capacity and overall investment in the transportation sector. There is currently a shortage of commercial fleet drivers, resulting in fewer commercial fleet vehicles on the road. Through our fleet businesses, as a provider of technology solutions to this industry, we have exposure to these fluctuations, which can impact our revenue and profitability.

•

Automobile Usage-Number of Miles Driven: Several factors can influence miles driven, including gasoline prices and economic conditions. Fewer miles driven can result in fewer automobile accidents, which can reduce the transaction-based fees that we generate. Many of our markets around the world continue to experience or have recently experienced volatility, as well as reduced number of miles driven on account of increased gasoline prices and continuing virtual work-from-home environment.

•

Russian Actions in Ukraine: On February 24, 2022, the Russian Federation commenced a military invasion of Ukraine. Russian actions with respect to Ukraine have resulted in certain sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other jurisdictions. The conflict between Russia and Ukraine, including related economic sanctions, has led to disruption, instability and volatility in global markets, including foreign exchange rates, and industries that could negatively impact our business. Our commercial operations in Russia and Ukraine are neither financially nor operationally material to the Company; however, we cannot predict the impact of Russian actions in Ukraine and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions, heightened inflation and cyber disruptions or attacks. Any such disruptions or resulting sanctions have adversely affected our business, and may continue to adversely affect our business.

•

Inflation and Interest Rates: Inflation impacts all of our operating expenses. Our profitability depends in part on our ability to anticipate and react to changes in operating costs, including real estate leasing costs and labor. During the second half of 2021 and the first half of 2022, we experienced accelerating labor and supply price inflation. While our financial results have not yet been materially impacted by inflation, they may be in the future. To the extent we experience increasing operating costs or increase compensation or benefits to our team members, our operating costs will increase. Some of the primary factors that have caused and could continue to cause our operating costs to increase include wage inflation. We have focused on adjusting our pricing strategy, streamlining staffing and other operational procedures in response to inflationary pressures. However, if such increases continue to occur or exceed our estimates and if we are unable to increase the prices of our product offerings or achieve cost savings to offset the increases, including as a result of wage or price inflation, then our results of operations will be harmed. Even if we increase prices in response to cost increases, such price increases may not be sustainable and could lead to declines in market share as competitors may not increase their prices or consumers may decide not to pay the higher prices. Additionally, the existence of inflation in the economy has resulted in and may continue to result in higher interest rates and capital costs, including as a result of impact on our borrowings at variable interest rates under the Credit Facilities. As of September 30, 2022, $7.9 billion of our indebtedness is variable rate indebtedness.

Accordingly, we cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or in particular economic markets. These and other economic factors could have a material adverse effect on demand for or utilization of our products and on our business, results of operations, cash flows or financial condition.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

The markets we participate in are highly competitive. Our overall competitive position depends on a number of factors including the price, quality and performance of our products, the effectiveness of our distribution channel and direct sales force, the level of customer service, the development of new technology and our ability to participate in emerging markets. Within each of our markets, we encounter direct competition, and competition may intensify from various U.S. and non-U.S. competitors and new market entrants. Such competition has in the past

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resulted, and in the future may result, in price reductions, reduced margins or loss of market share, any of which could decrease our revenue and growth rates or impair our financial condition and results of operations. We believe that our ability to compete successfully in the future against existing and additional competitors will depend largely on our ability to execute our strategy to provide products with significantly differentiated features compared to currently available products. We may not be able to implement this strategy successfully, and our products may not be competitive with other technologies or products that may be developed by our competitors, many of whom have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do.

In the U.S., our principal competitors are CCC Information Services Group Inc. and Mitchell International. In Europe, our principal competitors are Autovista Limited (formerly known as EurotaxGlass’s Group), Deutsche Automobil Treuhand GmbH (known as DAT) and GT Motive Einsa Group. The principal competitors of our fleet businesses are Trimble, Inc., Verizon Connect Fleet USA LLC, Samsara, Inc., Keep Truckin, Inc., Geotab, Inc., Lytx, Inc., and Platform Science, Inc. The principal competitors of our dealership businesses are The Reynolds & Reynolds Company, CDK Global Inc. and Cox Automotive, Inc. The principal competitor to our service, maintenance and repair solutions is ALLDATA LLC and ChoicePoint Inc. is our principal competitor in the U.S. to our Explore automobile reunderwriting solution. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our other products and services. If one or more of our competitors develop solutions, software or services that are superior to ours or are more effective in marketing their software or services our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operation and financial condition.

Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. Consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have, and such competitors could utilize their substantially greater resources and economies of scale in a manner that affects our ability to compete in the relevant market or markets. As a result of consolidation, our competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, expand into new markets, hire away our key employees, change or limit access to key information and systems, take advantage of acquisition or other strategic opportunities more readily and develop and expand their product and service offerings (including those products and services that may compete with our risk and asset management platform) more quickly than we can. In addition, our competitors may form strategic or exclusive relationships with each other, such as the equity interest in GT Motive Einsa Group purchased by Mitchell International, and with other companies in attempts to compete more successfully against us. These relationships may increase our competitors’ ability, relative to ours, to address customer needs with their software and service offerings, which may enable them to rapidly increase their market share.

Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may have difficulty increasing market share or lose market share even in markets where we retain other competitive advantages.

In addition, our insurance company and transportation and logistics customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our solutions, software and services have been, and may in the future be, replicated by our insurance company customers

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in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income.

Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets. Our future growth depends on our ability to build and maintain innovative solutions and enter new markets.

A major part of our organic growth strategy consists of developing new products and services, as well as entering into new markets with such new or existing products and services. Such organic growth entails significant risks, including, but not limited to, shortages of skilled labor, unforeseen technological problems, and unanticipated cost increases. Such risks, in addition to potential difficulties in complying with applicable regulations, could lead to significant cost increases and substantial delays in deploying our organic growth strategy. Also, our new products and services, as well as our existing products and services in new markets, may not be accepted or utilized by customers as rapidly as contemplated in our organic growth strategy and targets, or at all. Accordingly, there can be no assurance that we will be able to achieve our growth targets by successfully implementing this strategy.

The time and expense associated with switching from our competitors’ software and services to ours may limit our growth.

The costs for an insurance company to switch providers of claims processing software and services can be significant and the process can take up to 12 to 18 months to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our solutions, software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our solutions, software and services, our ability to increase market share will be limited and could harm our revenues and operating results.

Our operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

We derive a significant portion of our revenues, and incur a significant portion of our costs, in currencies other than the U.S. dollar, mainly the Euro. In our financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period. These translations resulted in a net foreign currency translation (loss) gain comprehensive income adjustment, net of income tax, of $(457.3) million and $(20.2) million for the six months ended September 30, 2022 and 2021, respectively, and $(163.9) million, $278.7 million and $(150.5) million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively, which are recorded as a component of accumulated other comprehensive loss in the consolidated statement of stockholders’ equity. Ongoing global economic conditions, including trade disputes, sovereign debt levels, Russian actions in Ukraine, and other geopolitical events, have impacted currency exchange rates.

Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other foreign currencies. For more information relating to our foreign exchange rates, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

During the six months ended September 30, 2022, as compared to the six months ended September 30, 2021, the U.S. dollar strengthened versus the Euro by 12.9% and strengthened versus the Pound Sterling by 12.1%, respectively, which on a net basis decreased revenues and expenses for the six months ended September 30, 2022. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a decrease or increase, as the case may be, to our revenues of $22.2 million during the six months ended September 30, 2022. During the fiscal year ended March 31, 2022, as compared to the fiscal year ended March 31, 2021, the U.S. dollar strengthened versus the Euro by 0.3% and

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weakened versus the Pound Sterling by 4.6%, respectively, which on a net basis increased revenues and expenses for the fiscal year ended March 31, 2022. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our business would have resulted in a decrease or increase, as the case may be, to our revenues of $46.0 million during the fiscal year ended March 31, 2022. The economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the Pound Sterling and the Euro.

In the normal course of business, we are exposed to variability in foreign currency exchange rates. We use derivatives to mitigate risks associated with this variability. Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues and associated profits and, therefore, harm our future operating results. For more information relating to our derivative financial instruments, see Note 12, “Derivative Financial Instruments,” of our accompanying consolidated financial statements appearing elsewhere in this prospectus.

Our operating results may vary widely from period to period due to the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors.

Our contracts with insurance companies generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or service offerings. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and service offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. Accordingly, our quarterly and annual revenues and operating results may fluctuate significantly from period to period.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter as compared to the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third quarter and fourth quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

We anticipate that our revenues will continue to be subject to seasonality and therefore our financial results will vary from period to period. However, actual results from operations may or may not follow these normal seasonal patterns in a given year leading to performance that is not in alignment with expectations.

We sell a variety of hardware solutions that are required to enable our Omnitracs software services. Our hardware sourcing, assembly and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these devices, components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. Specifically, as a result of the ongoing global semiconductor chip shortage and the subsequent production disruptions globally, we have experienced, and expect to continue experiencing, adverse impacts on our Omnitracs hardware.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain devices, materials, components and services could cause production interruptions, delays and inefficiencies. We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by

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seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase and/or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into non-cancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

We also may experience variations in our earnings due to other factors beyond our control, such as:

•	the introduction of new software or services by our competitors;

•	customer acceptance of new software or services;

•	the volume of usage of our offerings by existing customers;

•	variations of vehicle accident rates due to factors such as changes in fuel prices, number of miles driven or new vehicle purchases and their impact on vehicle usage;

•	competitive conditions, or changes in competitive conditions, in our industry generally;

•	prolonged system failures during which time customers cannot submit or process transactions; or

•	prolonged interruptions in our access to third-party data incorporated in our software and services.

We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our business, financial condition and results of operations.

Our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional based-products and services. If the number of such subscriptions or the volume of such transactions is not maintained or diminishes, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent, in part, on our ability to maintain and grow our recurring stream of revenues from the sale of software subscriptions and our highly re-occurring transaction-based products and services such as vehicle damage estimates claims and vehicle validations and valuations. Existing and future customers may not purchase software subscriptions or other highly re-occurring transaction-based products and services at the same rate at which customers currently purchase those subscriptions and other transaction-based products and services. If our existing and future customers purchase lower volumes of our software subscriptions and other transaction-based products and services, or if the volume of transactions driving demand for our highly re-occurring transaction-based products and services diminishes, our recurring revenue from software subscriptions and/or highly re-occurring transaction-based products and services relative to our total revenues would be reduced and our operating results would be adversely affected.

We are currently making, and anticipate making additional, strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector.

We have invested, and expect to continue to invest, significant management attention and financial resources to develop, integrate and implement new business strategies, products, services, features, applications and functionality (including, but not limited to, our risk and asset management platform and our new Solera Auto Finance business). Such endeavors may involve significant risks and uncertainties, including distraction of management from current core operations, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, and unanticipated issues or problems that arise during our implementation of such strategies and offerings. Because these new endeavors are inherently risky, our business strategies and product and service offerings may not be successful and may adversely affect our business, financial condition and results of operations.

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Some of our strategies and offerings may be outside the insurance claims industry (such as our dealership and fleet businesses and our new Solera Auto Finance business), may be outside of the automotive sector (such as our digital identity business, our property claims business and our other property-related businesses), or may be consumer-based. We have limited historical experience directly serving consumers or customers outside of the automotive sector and our products and services may not be accepted or widely utilized by such consumers or customers. These offerings may also subject us to new or additional laws and regulations (including those relating to consumer protection and federal, state and local consumer lending activities) and may lead to increased legal and regulatory compliance, risk and liability.

We may engage in acquisitions, joint ventures, dispositions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business or results of operations.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and will continue to address the need to introduce new products both through internal development and through acquisitions of other companies and technologies that would complement or extend our business or enhance our technological capability. We have historically been a highly acquisitive company.

For example, in June 2021, we acquired Omnitracs and DealerSocket, and in March 2022, we acquired Spireon. In connection with these acquisitions and potential acquisitions, we are expanding our solution offerings, integrating new leadership teams, and integrating additional systems and businesses into our existing platforms. While the majority of the expected benefits and synergies of these transactions are being realized, we may not efficiently or, on our scheduled timelines, complete and fully integrate the acquisitions, and we may not recognize the remaining expected benefits and synergies of these transactions.

We have in the past augmented the growth of our business with a number of acquisitions, investments and strategic relationships, including Spireon, Omnitracs and DealerSocket, and we anticipate that we will continue to acquire appropriate businesses, solutions and services in the future, including through the formation of strategic relationships. This strategy depends on our ability to identify, negotiate and finance suitable acquisitions. If we are unable to acquire suitable acquisition candidates, our growth plans may be diminished or frustrated.

Our ability to realize the anticipated benefits of our acquisitions will depend, to a varying extent, on our ability to continue to expand the acquired business’ products and services and integrate them with our products and services. Our management will be required to devote significant attention and resources to these efforts, including the ongoing integration of Spireon, DealerSocket and Omnitracs, which may disrupt our core business, the acquired businesses or both and, if executed ineffectively, could preclude realization of the full benefits we expect. Failure to realize the anticipated benefits of our acquisitions could cause an interruption of, or a loss of momentum in, the operations of the acquired businesses. In addition, the efforts required to realize the benefits of our acquisitions may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and the diversion of management’s attention. These acquisitions, investments and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

•

any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

•	adverse effects on existing customer or supplier relationships, such as cancellation of orders or the loss of key customers or suppliers;

•	difficulties in integrating or retaining key employees and customers of any acquired company;

•	difficulties in integrating the operations of any acquired company, such as information technology resources, and financial and operational data;

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•	failure to achieve anticipated cost savings or other synergies;

•	entering geographic or product and services markets in which we have no or limited prior experience;

•	difficulties in assimilating product lines or integrating technologies of any acquired company into our products;

•	disruptions to our operations;

•	diversion of our management’s attention and increased demands on our financial and internal control systems that we are unable to effectively address;

•	potential incompatibility of business cultures which may exacerbate employee retention difficulties;

•	potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or if we issue any such securities to finance acquisitions;

•	prohibitions against completing acquisitions as a result of regulatory restrictions or disruptions in connection with regulatory investigations of completed acquisitions;

•	limitations on the use of net operating losses or tax benefits;

•

our financial results could differ from our or our investors’ expectations in any given period or over the long-term, and pre-closing and post-closing earnings charges could adversely impact operating results in any given period;

•	potential for unpredictable financial results due to post-closing financial arrangements, such as purchase-price adjustments, earn-out obligations and indemnification obligations;

•	negative market perception, which could negatively affect the price of our notes or senior debt;

•	the incurrence of significant debt, which could result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

•	the assumption of debt and other liabilities, both known and unknown, including internal control deficiencies or exposure to regulatory sanctions; and

•

additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

Many of these factors will be outside of our control, and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy.

Our merger and acquisition activities are subject to antitrust and competition laws, which laws could impact our ability to pursue strategic transactions. If we were found to violate antitrust and competition laws, we would be subject to various remedies, including divestiture of the acquired businesses.

We participate in joint ventures in some countries and may participate in future joint ventures. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

Additionally, we may finance future acquisitions, and/or additional joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity, or increased interest expense. We may also seek to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

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Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have an adverse effect on our business, financial condition and results of operations.

We may incur significant restructuring charges in future periods, which would harm our operating results and cash position or increase debt.

We incurred restructuring charges and other costs associated with exit and disposal activities of $16.1 million, $20.3 million and $23.6 million during the fiscal years ended March 31, 2022, 2021 and 2020, respectively. These charges consist primarily of relocation and termination benefits paid or to be paid to employees, lease obligations associated with vacated facilities and other costs incurred related to our restructuring initiatives. Further, we incurred restructuring charges and other costs associated with exit and disposal activities of $1.4 million and $14.2 million during the six months ended September 30, 2022 and 2021, respectively. These charges consist primarily of termination benefits paid or to be paid to employees, lease termination costs and other costs incurred related to our restructuring initiatives.

We regularly evaluate our existing operations and capacity, and we expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring, and productivity and technology enhancements, which could exceed the levels of our historical charges. In addition, we may incur certain unforeseen costs as existing or future restructuring activities are implemented, which may include global resourcing strategies involving the migration of certain employees to other regions. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) could reduce our available talent, assets and other resources and could slow improvements in our products, services and solutions, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of these potential charges could harm our operating results and significantly reduce our cash position.

Our actual results of operations may differ materially from the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data included in this prospectus are not necessarily indicative of what our actual results of operations would have been for the fiscal year ended March 31, 2022 or for the six months ended September 30, 2022, nor are they necessarily indicative of results of operations for any future period. The unaudited pro forma financial data have been derived from our audited and unaudited financial statements and Omnitracs’ audited financial statements and accounting records, and reflect assumptions and adjustments that are based upon estimates that are subject to change. The purchase price allocation for the Spireon Acquisition as of the closing date of March 1, 2022 is preliminary and may change upon completion of the determination of the fair value of assets acquired and liabilities assumed, and the final purchase price allocation may be different from that reflected in the pro forma purchase price allocation presented in this prospectus. Moreover, the unaudited pro forma financial data included in the prospectus does not reflect all transactions that are expected to impact our results of operations in periods prior to the acquisition, including, for example, the acquisition by Omnitracs of SmartDrive in October 2020, or the Spireon Acquisition in March 2022.

We have a large amount of goodwill and other intangible assets as a result of acquisitions. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual, or in certain situations a more frequent, assessment for possible impairment for accounting purposes. At September 30, 2022, we had goodwill and other intangible assets of $8.2 billion, or approximately 85% of our total assets. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur additional impairment charges. Any impairment charges in the future will adversely affect our results of operations.

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We recorded impairments of certain definite-lived intangible assets of zero and $5.6 million for the six months ended September 30, 2022 and September 30, 2021, respectively, and $15.9 million and $11.3 million for the fiscal years ended March 31, 2022 and March 31, 2021, respectively. As part of the annual goodwill and indefinite-lived intangible asset impairment assessments for fiscal year 2022, management concluded that the fair value of all its reporting units with goodwill exceeded their respective carrying values. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

Errors in our contracts with our customers could render them unenforceable or ineligible for sale, and if we have already sold contracts that contain errors, we could be required to repurchase them.

We enter into retail installment contracts, consumer loan contracts, purchase agreements, buyer’s orders and other contracts with our customers that are generated using automated technology using information the customer enters into our Solera Auto Finance products or software. These contracts are intended to comply with the applicable consumer lending, disclosure and other commercial and legal requirements of the relevant jurisdictions. We face the risk, however, that the auto-generated forms may inadvertently contain errors or omissions or otherwise fail to comply with applicable legal requirements in a manner that would render such contracts unenforceable in accordance with their terms. For example, most jurisdictions impose a maximum interest rate that we can charge to consumers. If we exceed the relevant interest rate cap, the financing contracts that exceed the cap in such jurisdiction may be unenforceable, and in some instances, we may be required to pay damages or repay amounts that were previously collected. If a significant number of our financing contracts are rendered unenforceable, our financial condition and results of operations may be adversely affected.

We rely on our proprietary credit scoring model to forecast automotive finance receivable loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

We rely on our internally developed models, which are based on our proprietary data and guidelines as well as data and guidelines sourced from third parties, to forecast loss rates of the automotive finance receivables we originate. If we rely on a model that fails, or the underlying data fails, to effectively forecast loss rates on the finance receivables we originate, those receivables may suffer higher losses than expected. As a result, our business, results of operations, and financial condition may be adversely affected.

Risks Related to Intellectual Property and Technology

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes or our present or future product offerings are diminished or made obsolete in the marketplace, our market share and revenues will decline.

Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our present or future product offerings (including, but not limited to, our risk and asset management platform) less attractive or obsolete, and we may be unable to make the necessary adjustments to our present or future product offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing, purchasing, licensing and marketing new software and services. The development or adaptation of these new technologies and products (such as Omnitracs One, a new fleet management platform) may result in unanticipated expenditures and capital costs that would not be recovered in the event that such new technologies or products are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, access to and rights to use third-party data, the satisfaction of applicable regulatory requirements and customers’ approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the

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ability to be first to market, and our failure to be first to market with any particular product offering could limit our ability to recover the development expenses associated with such product. If we cannot develop or acquire new technologies, software and services or any of our existing or anticipated future product offerings (including, but not limited to, our risk and asset management platform) are diminished in value, made less attractive or rendered obsolete by technological changes or present or future competitive products and services in the marketplace, our revenues and income could decline and we may lose market share to our established or new competitors, which would impact our future operations and financial results.

Our software, services and solutions rely on information generated by third parties and communication services vendors and any interruption of our access to such information or disruption of service from such communication services vendors could materially harm our operating results.

We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, business process outsourcing, aftermarket parts suppliers, data aggregators, automobile dealerships, government organizations and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers; and we obtain much of our data in our vehicle validation database and motor violation database from government organizations. EurotaxGlass’s Group, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement. In some cases, the data included in our products and services is licensed from sole-source suppliers. Mitchell International, one of our primary competitors in the U.S., has historically provided us with vehicle glass data for use in our U.S. markets pursuant to a vehicle data license agreement. Many of the license agreements through which we obtain data are for terms of one year and may be terminated without cost to the provider on short notice. Additionally, such licenses or other grants of rights may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us.

If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access the information (in the case of information licensed from sole-service suppliers) or unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Some data sources have indicated to us that they intend to materially increase the licensing costs for their data, which may affect our margins on our products and services. While we do not believe that our access to many of the individual sources of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which could materially harm our operating results.

With respect to our fleet businesses, our solutions rely on a variety of communication services vendors to support the delivery of key functionality including global position system (“GPS”) coordinates/location, time and data connectivity between the truck and both our and the client’s back office systems. These communication vendors include terrestrial wireless communication providers, satellite providers, as well as GPS satellite systems. These systems are complex electronic systems subject to electronic and mechanical failures and possible intentional disruption. In addition, software updates to GPS satellites and ground control segments, and infrequent known events such as GPS week number rollover, have and may adversely affect our products and customers. Any disruption of service from these critical communication network vendors can disrupt service to the client and potentially result in service credits, customer losses or reduced revenue and profitability. In addition, as communication networks evolve to newer and more advanced communication standards and retire legacy systems, clients are responsible for upgrading their hardware solutions in order to maintain services. The industry began retiring third generation wireless networks in the U.S. at the end of the calendar year ended 2021 and such activities are expected to continue throughout the remainder of calendar year 2022. Similar to prior wireless network technology transitions and retirements, we are working closely with clients to support their migration to new next-generation wireless technologies including fourth generation (“4G”) and fifth generation (“5G”) wireless devices. Delays or failure to successfully migrate customers to new 4G, 5G and other future generation wireless devices could result in potential customer revenue loss and profitability decline.

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Third parties may claim that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights, and we could be prevented from selling our software or suffer significant litigation expenses even if these claims have no merit.

Our competitive position is driven, in part, by our ability to develop and commercialize our intellectual property and other proprietary rights without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Third parties, however, may claim that our, or our licensors’, software, products or technology, including claims data or other data, which we obtain from other parties, are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights. We, or our licensors, may also develop software, products or technology, unaware of pending patent applications of others, which software products or technology may infringe a third-party patent once that patent is issued. In addition, individuals and groups may purchase intellectual property assets for the purpose of asserting claims of infringement and attempting to extract settlements from us or our customers. The number of these claims has increased in recent years. As new patents are issued or are brought to our attention by the holders of such patents, it may be necessary for us to secure a license from such patent holders, redesign our products or withdraw products from the market.

It may be necessary for us to initiate administrative proceedings or other litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights. We may also decide to settle or otherwise resolve such proceedings or litigation on terms that are unfavorable to us. Any claims of intellectual property infringement, misappropriation or other violation, whether with or without merit, could be costly and time-consuming to defend and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing, misappropriating or otherwise violating its intellectual property rights, we may be forced to change our software or enter into licensing arrangements with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right, or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. We also may be required to indemnify our clients if they become subject to third-party claims relating to the infringement, misappropriation or other violation of a third party’s intellectual property rights that we license or otherwise provide to them, which could be costly. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain, maintain, enforce, defend and otherwise protect our intellectual property or other proprietary rights, which would harm our business, financial condition and results of operations.

We rely on a combination of trade secrets, copyrights, know-how, trademarks, patents, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property and other proprietary rights. The steps we have taken and will take to protect our intellectual property and proprietary rights may not afford complete protection against or deter infringement, duplication, misappropriation or violation of our intellectual property or other proprietary rights by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable, or may not be of sufficient scope or strength to provide us with any meaningful information. Furthermore, because of the differences in foreign patent, trademark and other laws concerning proprietary rights, our software and other intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S., if at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

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We may, over time, increase our investment in protecting our intellectual property rights through additional trademark, patent, copyright and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain registered intellectual property protection for our products and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property rights could hurt our market position and business opportunities. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. If we are unable to adequately protect our intellectual property rights and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred.

Third parties, including competitors, may infringe, misappropriate or otherwise violate our intellectual property or other proprietary rights and we may not have adequate resources to enforce our intellectual property rights. Pursuing infringers of our intellectual property could result in significant monetary costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers or otherwise enforce our intellectual property rights could result in competitors using our technology and offering similar products and services, potentially resulting in loss of our competitive advantage and decreased revenues. Enforcement of our intellectual property rights may be difficult and may require considerable resources.

Some of our products utilize software and technology licensed by third parties. If we fail to comply with our obligations under license or technology agreements with such third parties, we may be required to pay damages and we could lose license rights that are critical to our business, the loss of which could negatively affect our business.

We license certain third-party software and technology underlying some of our software that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. Such third-party software and technology may not be appropriately supported, maintained or enhanced by the licensors, resulting in development delays and product incompatibilities or harming availability of our products and services. In addition, the third-party software and technology we rely upon may not continue to be available to us on commercially reasonable terms, or at all. Some software licenses are subject to annual renewals at the discretion of the licensors. In addition, in some cases, if we were to breach a provision of these license agreements or fail to comply with any of the obligations under these license agreements, the licensor could terminate the agreement, and we may be required to pay damages and our right to use such software or technology immediately. The loss of the right to use any such third-party software or technology could cause us to lose valuable rights, impair the availability of our products, inhibit our ability to commercialize future products and services, result in increased costs or cause delays in software releases or updates, until such issues have been resolved.

We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property rights is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

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We may in the future become involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology or products at issue on grounds that our intellectual property rights do not cover the technology or products in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property rights are invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable. Even if resolved in our favor, such lawsuits may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct any such litigation or proceedings adequately, and some of our counterparties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial effect on the price of our common stock. Moreover, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our brands to distinguish our products and services from the products and services of our competitors, and have registered or applied to register trademarks covering many of these brands. We cannot assure you that our trademark applications will be approved. If we apply to register trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be enforced. Third parties may also oppose our trademark applications, and the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks or our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations.

Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Moreover, third parties may file first for our trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

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Some of our products utilize open source software, which may pose particular risks to our proprietary software and products, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business, financial condition and results of operation.

Some of our products include software covered by open source licenses and we anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide, or distribute the products or services related to, the open source software subject to those licenses. Although we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or be claimed to have occurred, in part because open source license terms are often ambiguous and there is a risk that our use of open source software licensed pursuant to such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market and make available our product and services. For example, by the terms of certain open source licenses, if we combined our proprietary software with the open source software in a certain manner, we could be required to release the source code of our proprietary software to licensees and make our proprietary software available for free under such open source licenses or be sued for copyright infringement by the open source software owner. As a result, these claims could result in litigation and we could be required to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless or until we can re-engineer all or a portion of our proprietary software that avoids infringement or publicly release the source code for our software or otherwise be limited in the licensing of our technologies, any of which could reduce or eliminate the value of our technologies, services and products. Any reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to open source license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, controls on origin of the software or other contractual protection regarding infringement claims or the quality of the code. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.

We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, these agreements may be breached and such parties may disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed

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or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. Trade secrets and know-how can be difficult to protect as trade secrets and know-how will over time be disseminated within the industry through the movement of personnel skilled in the art from company to company. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.

Risks Related to Laws, Regulations and Legal Proceedings

We are subject to risks associated with our international business activities.

For the six months ended September 30, 2022 and the fiscal year ended March 31, 2022, we generated approximately 37.9% and 41.8% of our revenues, respectively, outside of the U.S. Our solutions, software and solutions are currently utilized in over 100 countries, and we have numerous offices across many countries. As such, our business is subject to numerous risks inherent in international business operations. Among others, these risks include:

•	unexpected or unfavorable changes in foreign laws, regulatory requirements and related interpretations;

•	fluctuations in currency exchange rates and restrictions on the repatriation of capital;

•	operational difficulties (or relating risks and reputational harm) from operating in countries with a high corruption perception index;

•	complex, evolving and differing data protection and data privacy laws and regulations;

•	difficulties in staffing and labor relations, including works councils, labor unions and immigration laws and foreign operations;

•	difficulties in recruiting and maintaining sales and implementation partners in markets in which we do not have a significant reach;

•	the complexity of managing competing and overlapping tax regimes;

•	tariffs and trade barriers;

•	differing import and export licensing requirements;

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difficulty conducting business in a country or region due to international economic sanctions regulations or action by the European Union (“E.U.”), the U.S., or other governments that may restrict our ability to transact business in a foreign country or with certain foreign individuals or entities;

•	the burdens and costs of complying with a wide variety of foreign laws and legal standards, including the General Data Protection Regulation (“GDPR”) in the E.U.;

•	limited protection for intellectual property rights in some countries;

•	difficulties obtaining, maintaining, enforcing, defending or otherwise protecting intellectual property and other proprietary rights and contractual rights in certain jurisdictions;

•

political and economic instability, outbreaks of hostilities (including, but not limited to, Russian actions in Ukraine, the relationship between China and Taiwan and ongoing trade disputes between the United States and China), international embargos, sanctions, boycotts, possible terrorist attacks and pandemic disease (such as the COVID-19 pandemic);

•	exposure to possible expropriation or other governmental actions;

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•	difficulties of coordinating our activities across over 100 different countries; and

•	longer accounts receivable payment cycles or bad debt.

Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations.

In some countries in which we operate or have customers, particularly in those with developing economies, certain business practices may exist that are prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and other anti-corruption laws.

In addition, we have limited operations and customers in certain countries which are the subject of economic sanctions imposed by the U.S. Department of Treasury’s Office of Foreign Asset Control and other applicable sanctions regulations. Although our policies and procedures require compliance with these laws and sanctions and are designed to facilitate compliance with these laws, our employees and third-party sales or distribution partners may take actions in violation of applicable laws or our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business and reputation. Compliance with changing and divergent laws and regulations in the various jurisdictions in which we operate may involve significant management time and costs and may require costly changes to our offerings and our business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Penalties relating to corruption violations tend to be substantial and are often accompanied with negative publicity that may be harmful to our reputation. One or more of these factors could have a material adverse effect on our operations globally or in one or more countries or regions, which could have a material adverse effect on our business, financial condition and results of operations.

For the six months ended September 30, 2022 and the fiscal year ended March 31, 2022, 10.6% and 11.4% of our revenue, respectively, was generated from customers in the United Kingdom (“U.K.”). In addition, as of March 31, 2022, we had 380 employees in the U.K. The withdrawal of the U.K. from the E.U., or Brexit, created significant political, social and macroeconomic uncertainty for the U.K. and E.U., and the long-term effects of Brexit and any related trade agreements on us and our customers will depend to some extent on the implementation of the trading terms agreed between the U.K. and the E.U. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate as part of the implementation of the terms of Brexit. Regulatory regimes applicable to us and our customers that may be affected by Brexit include rules regarding the transfer of data outside of the E.U., certain employment regulations and regulations regarding intellectual property rights, the regulatory framework around the provision of financial services and taxation. Any changes to the aforementioned or other regulatory regimes could require us to comply with separate regimes in the U.K. and the E.U., develop new policies and procedures or reorganize our operations, add to operational costs for us and our customers or impair our customers’ ability to conduct business, any of which could increase our compliance costs and adversely affect our business, financial condition and results of operations.

Changes in or violations by us or our customers of applicable government regulations could reduce demand for or limit our ability to provide our software, services and solutions in those jurisdictions.

We compete in markets in which we and our customers must comply with global, federal, state, local and other jurisdictional regulations, such as regulations governing insurance, consumer lending, driver safety and health, fuel economy standards, the environment, electronic communications and employment. We develop, configure and market our products, services, solutions and business model to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time and may be inconsistently interpreted, applied or enforced across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application or enforcement thereof) could (i) reduce or delay demand for our products, services and solutions; (ii) increase our costs of producing or delay the introduction of new or modified products, services and solutions; (iii) restrict our existing activities, products, services and solutions; or (iv) otherwise adversely impact our business model.

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Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed and are contemplating changes to their regulations to permit insurance companies to use book valuations or public source valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations that, among other things, require insurers to use a methodology deemed acceptable to the respective government agency.

We submit certain of our methodologies to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of, or legislation relating to, the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the state level of the U.S.

Our fleet businesses fleet operator customers are subject to extensive government regulations at the federal, state and local levels governing certain operational and safety related matters. In particular, regulations from the Department of Transportation and the Federal Motor Carrier Safety Administration focus on the prevention of commercial motor vehicle-related fatalities and injuries and contribute to ensuring safety in motor carrier operations through strong enforcement of safety regulations; targeting high-risk carriers and commercial motor vehicle drivers; improving safety information systems and commercial motor vehicle technologies; strengthening commercial motor vehicle equipment and operating standards; and increasing safety awareness. Our fleet businesses’ solutions help our fleet operator customers comply with these regulations. Some of these regulations relate directly to our fleet businesses software and services, including regulations governing the “electronic logging device” mandate (the “ELD Mandate”) and the number of hours a driver can be operating in a given period of time (“Hours of Service”). If our fleet operator customers fail to comply with new or existing transportations regulations, including those applicable to our software and services, they could lose their certifications to operate and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software or have the effect of prohibiting or rendering less valuable one or more of our offerings.

Applicable consumer lending, disclosure and commercial laws, regulations and other legal requirements may affect us disproportionately compared to our competitors or in an unforeseen manner. For example, we have consumer financing accounts in our Solera Auto Finance business and we may originate and service subprime auto finance receivables, which typically have higher delinquencies and charge-offs than prime finance receivables. As a result, we may have significant involvement with credit bureau reporting and the collection and recovery of delinquent and charged-off debt, primarily through customer communications, the filing of litigation against customers in default, vehicle repossessions, and the periodic sale of charged-off debt and repossessed vehicles. These activities are subject to enhanced legal and regulatory scrutiny from consumer groups, regulators, courts and legislators.

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In addition, in certain of our markets, our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards that our products and services are not positioned to address, could adversely affect demand. Similarly, we may experience incremental, temporary demand for our products, services and solutions generated by the initial adoption of such regulations or standards, followed by a decline in demand, as our customer base completes the implementation of such regulations or standards.

Regulatory developments could negatively impact our business.

We acquire and distribute personal, public and non-public information, store it in our some of our databases and provide it in various forms to certain of our customers in accordance with applicable law and contracts. We are subject to government regulation and, from time to time, companies in similar lines of business to us are subject to adverse publicity concerning the use of such data. We provide many types of data and services that are subject to regulation under the Truth in Lending Act, Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Driver’s Privacy Protection Act, Health Insurance Portability and Accountability Act, the New York Department of Financial Services Cybersecurity Regulation 500, and the California Consumer Privacy Act, the E.U.’s Data Protection Directive, the U.K.’s Financial Services and Markets Act 2000 Order 2001, the U.K.’s Data Protection Act, and various other international, federal, state and local laws and regulations. Some of these laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information. Our suppliers that provide us with protected and regulated data face similar regulatory requirements and, consequently, they may cease to be able to provide data to us or may substantially increase the fees they charge us for this data which may make it financially burdensome or impossible for us to acquire data that is necessary to offer our certain of our products and services. Additionally, many consumer advocates, privacy advocates, and government regulators believe that the existing laws and regulations do not adequately protect privacy of personal information. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. The following legal and regulatory developments also could have a material adverse effect on our business, financial position, results of operations or cash flows:

•

amendment, enactment or interpretation of laws and regulations which restrict the access, use and distribution of personal information and limit the supply of data available to customers (such as the California Privacy Rights Act, which was approved by ballot initiative in November 2020 and goes into effect on January 1, 2023, with a lookback period to January 1, 2022);

•

changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our services (such as the use of AI or algorithms for underwriting or other business purposes);

•	failure of our services to comply with current or amended laws and regulations; and

•	failure of our services to adapt to changes in the regulatory environment in an operational effective, efficient, cost-effective manner.

Privacy laws, regulations and standards may interfere with our business, subject our company to large fines or require us to change our products and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our products and services.

Most jurisdictions in which we operate have established or are considering enacting or revising laws or regulations addressing privacy, data protection, data security, including the collection, use, storage, transfer, localization, disclosure, retention, processing and security of personal data (collectively, “Data Protection Laws and Regulations”), with which we, our customers, and our vendors must comply. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to

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additional laws, regulations, or other government scrutiny. Even parts of our business that are not directly affected by these types of laws, regulations, standards and guidance are required to comply with many of their provisions by our customers, who are subject to their provisions.

In the U.S., our business is subject to a wide variety of federal, state, and sectoral laws, regulations, and judicial decisions, as well as industry standards and guidance, relating to the collection, use, dissemination and security of data. For example, all 50 states have laws that include varying obligations in the event of security breaches or unauthorized disclosure of personal data. In addition, the California Consumer Privacy Act of 2018 (“CCPA”) went into effect in January 2020 and became enforceable by the California Attorney General in July 2020. Among other things, the CCPA requires companies covered by the legislation to provide new disclosures to California residents and afford such residents new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

We expect that there may continue to be new proposed and adopted Data Protection Laws and Regulations in the U.S. and other jurisdictions in which we operate. For example, three new state laws, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, and the Utah Consumer Privacy Act were signed into law in March 2021, July 2021, and March 2022, respectively, and will become effective in January 2023, July 2023, and December 2023, respectively. Internationally, several countries have enacted new Data Protection Laws and Regulations.

Recently, China passed its Personal Information Protection Law that became effective on November 1, 2021. The effects of these new laws, including the CCPA and the CPRA, are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Additionally, certain countries have passed or are considering passing laws requiring data localization, which could increase the cost and complexity of delivering our services and operating our business. Certain current and future Data Protection Laws and Regulations may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information, than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts, increase costs and expenses in an effort to comply, and increase our potential exposure to regulatory enforcement and/or litigation.

Our contracts with customers and other parties may subject us to other Data Protection Laws and Regulations, which could increase our liabilities. Additionally, we rely on third-party vendors to collect, process and store data on our behalf. We cannot guarantee that such vendors are in compliance with all applicable Data Protection Laws and Regulations or our customers’ requirements. Despite our efforts to bring our practices in compliance with applicable Data Protection Laws and Regulations, we may not be successful. Our failure, or the failure of our third-party vendors, to comply with applicable Data Protection Laws and Regulations could result in claims, disputes, proceedings, government enforcement action, significant civil or criminal penalties, loss of customers and suppliers, adverse publicity, increased cost of doing business, management distraction, organizational changes, and operational changes that negatively affect operational results and profits and other negative consequences. Even if we are not found liable for failing to comply with applicable data protection laws or regulations, violating data subjects’ privacy rights, or breaching contractual obligations, such claims could be expensive and time consuming to defend, could result in adverse publicity, and could have a material adverse effect on our business, financial condition and results of operations. We are also, and may be in the future,

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contractually required to indemnify and hold harmless some third parties from the costs or consequences of non-compliance with any laws, rules, regulations and similar legal obligations relating to the processing and use of personal data, privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Many of the newer Data Protection Laws and Regulations allow for the imposition of significant fines. For example, in the E.U., the General Data Protection Regulation (EU) 2016/679 (“GDPR”) provides for fines of up to, the greater of, 20 million Euros or 4% of the annual global revenue of the non-compliant company. Such fines are generally in addition to any civil litigation claims by customers and data subjects. Legal requirements relating to the collection, storage, handling, transfer and other processing of personal information and personal data continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

Many recently enacted Data Protection Laws and Regulations have not been the subject of judicial interpretations or binding regulatory guidance and they may be modified, interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws, rules or regulations, other requirements or legal obligations applicable to our business. Between the complexity, relative newness, and the lack of interpretation or guidance on compliance with applicable Data Protection Laws and Regulations, our practices may not have complied with all such provisions and may not comply at all times in the future. Future legal developments may require us to expend significant resources to enable compliance, and could, depending on the terms adopted, expose us to additional expense, adverse publicity and liability, or require us to change our business practices, which could result affect our revenue or the cost of delivering our products and services.

In the E.U., the provisions of the GDPR continue to be interpreted and clarified and may require us to continue to commit significant resources towards compliance with the GDPR or to decide to terminate offerings in some or all countries of Europe. A significant risk is the trend toward an expansive definition of personal data in the E.U. For example, if a regulator in the E.U. determines that a vehicle identification number or other data related to a vehicle is considered personal data, we could be required to make major changes in the service and products we offer, potentially resulting in increased costs or lower revenue or profit.

Recent legal developments in Europe have created complexity and regulatory compliance uncertainty regarding certain transfers of personal information from the European Economic Area (“EEA”) to the U.S. For example, on July 16, 2020, the Court of Justice of the European Union decision, now known as “Schrems II,” invalidated the E.U.-U.S. Privacy Shield as an adequate basis for transfer of personal data from the E.U. to the U.S., effective immediately. The E.U.-U.S. Privacy Shield was one of the bases upon which we relied for transfers of data from the E.U. to the U.S. While the decision did not invalidate all bases for transfers of personal data from the E.U. to other countries not deemed as having “adequate” personal data protections, such as the U.S., India and Mexico, it introduced a number of areas of ambiguity about what could constitute a valid means of transfer. Schrems II has resulted in our commitment of increased resources and time to update documentation of transfers and analyze the laws of jurisdictions outside the E.U. where we transfer personal data. To the extent our compliance measures are found lacking, we could be subject to fines or other enforcement actions.

On June 4, 2021, the European Commission adopted new standard contractual clauses (“SCCs”), which became effective on June 29, 2021, to be used to legitimize the transfer of personal data from the E.U. to the U.S. The new terms, which will become a large part of our bases for transfers of personal data, impose additional obligations on companies like us, including for instance, conducting transfer impact assessments, implementation of additional security measures and updates to internal privacy practices. As a result, we will replace all of our existing SCCs with vendors and between our affiliates with the new versions by December 2022. This may require significant resources and may require changes in our products and services if, for instance, vendors do not agree with the new SCCs. If we are unable to implement a valid mechanism for personal data transfers from the E.U., we may need to change our products and services, which could increase the costs of providing certain products or services or we may be faced with increased exposure to regulatory actions, substantial fines and injunctions. Ongoing legal challenges to transfer mechanisms such as SCCs may render them invalid or could result in further limitations on the ability to transfer data out of the E.U. Similar concerns may apply to transfers of personal data out of the U.K.

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On March 25, 2022, the United States and the European Commission reached an agreement in principle for a Trans-Atlantic Data Privacy Framework that, if implemented, will enable the transfer of E.U. personal data to the United States. The impact of the Trans-Atlantic Data Privacy Framework remains unknown and it is unclear whether and to what extent the Trans-Atlantic Data Privacy Framework will be susceptible to the same challenges of the E.U.-U.S. Privacy Shield, but the final form of the framework could require us to commit increased resources, develop new policies and procedures, reorganize our operations, add to operational costs for us and our customers or impair our customers’ ability to conduct business, any of which could increase our compliance costs and adversely affect our business, financial condition and results of operations.

Following the U.K.’s withdrawal from the E.U. on January 31, 2020, and the end of the transitional period on December 31, 2020, the U.K. adopted the U.K. General Data Protection Regulation, which currently makes the privacy regimes of the E.U. and U.K. similar. It is possible either the E.U. or the U.K. could elect to change its approach and create differences in legal requirements and regulation. The separation of the U.K. from the E.U. requires the continued updating of privacy documentation. It has led to a number of areas of ambiguity. It is possible that the U.K. may continue to diverge from the E.U. in the application, interpretation and enforcement of the data protection law, leading to increased costs of compliance.

Some U.S. and international data protection laws provide data subjects with rights requiring us to provide mechanisms for the exercise and fulfillment of those rights. These requirements could result in significant expense, distraction from other business and liability to the data subject or fines for failure to comply with data subjects’ rights.

Under the GDPR, when we operate as a processor of personal data on behalf of customers who are the controller of the data it is the controller that has the power to issue instructions on how personal data they control is processed. Customers who process personal data in a manner inconsistent with our current business practices could either reduce or cease business with us or we may incur larger costs in accommodating different processing instructions. Customer instructions that may have an adverse financial impact on our business include differing periods for retention or deletion of data, locations of storage and processing and processes for approval of sub-processors.

Many of our major customers in Europe prohibit transfers of personal data under their control outside of the E.U. Expansion of this trend could affect our continued business with such customers, restrict our ability to continue globalizing our business, affect our ability to optimize our processes, and restrict our collaboration with service providers outside of the E.U. All of these outcomes could increase our expenses substantially.

Many of data protection laws and regulations, along with our customer contracts, require us to investigate potential unauthorized access to personal data. Given the amount of personal data that we use, process and store, and the complexity of our products and services as well as the geographic scope of our business, investigations of potential breaches of security, even if ultimately determined to not constitute a data breach or reportable incident, could be costly.

We make public statements about our use, processing and disclosure of personal data through privacy policies and notices, information on our websites and press statements and promises to our customers through contracts. Although we endeavor to comply with our published policies, contracts and documentation, we may at times fail, have failed, or be alleged to have failed to do so and our published policies and documentation may not at all times have complied with the latest personal Data Protection Laws and Regulations and legal interpretations thereof. Our published privacy policies, notices and other documentation that provide promises or assurances about data privacy and security can subject us to potential government and legal action if found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us to comply with our public statements or the legal requirements about using, processing and disclosing personal data could expose us to costly litigation, significant judgments, fines and awards against us, civil and criminal penalties and negative publicity and cause our customers to reduce or discontinue use of our products and services materially and adversely affecting our business, financial condition and operational results.

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Our communications with existing and potential customers are subject to laws regulating telephone and email marketing practices, and our failure to comply with such communications laws could adversely affect our business, operating results and financial condition and significantly harm our reputation.

On occasion we send communications directly to consumers. These activities are subject to a variety of U.S. state and federal laws, rules and regulations, such as the Telephone Consumer Protection Act of 1991 (“TCPA”), the CAN-SPAM Act of 2003 (“CAN-SPAM Act”), and others related to telemarketing, recording and monitoring of communications. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. The TCPA, the CAN-SPAM Act and other communications laws, rules and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. We may be required to comply with these and similar laws, rules and regulations. We cannot, however, be certain that our efforts to comply will always be successful. Our business could be adversely affected by changes to the application or interpretation of existing laws, rules and regulations governing our platform’s communication capabilities, or the enactment of new laws, rules and regulations, and by our failure to comply with such laws, rules and regulations. If any of these laws, rules or regulations were to significantly restrict our ability to communicate with existing and potential consumers, we may not be able to develop adequate alternative communication modules. Further, our non-compliance with these laws, rules and regulations could result in significant financial penalties, litigation, including class action litigation, consent decrees and injunctions, adverse publicity and other negative consequences, any of which could adversely affect our business, operating results and financial condition and significantly harm our reputation.

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Risks Related to Tax Matters

We are subject to periodic changes in the amount of our income tax provision (benefit) and these changes could adversely affect our operating results; we may not be able to utilize all of our tax benefits before they expire.

Our effective tax rate could be adversely affected by our mix of earnings in countries with high versus low tax rates; by changes in the valuation of our deferred tax assets and liabilities; by the outcomes of examinations, audits or disputes by or with relevant tax authorities; or by changes in tax laws and regulations.

Significant judgment is required to apply the recognition and measurement criteria prescribed in ASC Topic No. 740-10, Income Taxes. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which, if settled unfavorably, could adversely impact our provision for income taxes or additional paid-in capital.

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate entity structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. For example, many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge whether our related party transfer pricing policies are at arm’s length and, as a consequence, challenge our tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties, fines and interest related thereto, which may have a significant impact on our effective tax rate, results of operations and future cash flows.

Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material and adverse effect on our business, financial condition or results of operations. Changes in tax laws, such as tax reform in the U.S. or changes in tax laws resulting from the Inflation Reduction Act of 2022 and the Organization for Economic Co-operation and Development’s multi-jurisdictional plan of action to address “base erosion and profit shifting,” could impact our effective tax rate. In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material and adverse effect on our business, financial condition or results of operations.

Risks Related to our Indebtedness

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures; the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in certain activities.

We have a substantial amount of indebtedness, which requires significant interest and principal payments. For the fiscal years ended March 31, 2022, 2021 and 2020 (without giving pro forma effect to the Omnitracs Acquisition), our cash debt service requirements were an aggregate of $427.7 million, $333.2 million and

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$352.0 million, respectively. Of our cash debt service requirements (without giving pro forma effect to the Omnitracs Acquisition), $26.3 million, $24.9 million and $29.4 million, respectively, related to the payment of principal, and $401.4 million, $308.3 million and $322.6 million, respectively, related to the payment of interest, with respect to the fiscal years ended March 31, 2022, 2021 and 2020, respectively. Our cash flows from operations (without giving pro forma effect to the Omnitracs Acquisition), inclusive of the interest payments described above, amounted to $609.6 million, $549.5 million and $456.5 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively. Cash payments to service our debt (without giving pro forma effect to the Omnitracs Acquisition) represented approximately 70%, 61% and 77% of our cash flows from operations (before giving effect to the interest payments) for the fiscal years ended March 31, 2022, 2021 and 2020, respectively. For the six months ended September 30, 2022 and 2021 (without giving pro forma effect to the Omnitracs Acquisition), our cash debt service requirements were an aggregate of $331.2 million and $189.3 million, respectively. Of our cash debt service requirements (without giving pro forma effect to the Omnitracs Acquisition), for the six months ended September 30, 2022 and 2021, $26.2 million and zero, respectively, related to the payment of principal, and $305.0 million and $189.3 million, respectively, related to the payment of interest. Our cash flows from operations (without giving pro forma effect to the Omnitracs Acquisition), inclusive of the interest payments described above, amounted to $429.7 million and $290.1 million for the six months ended September 30, 2022 and 2021, respectively. Cash payments to service our debt (without giving pro forma effect to the Omnitracs Acquisition) represented approximately 77.1% and 65.3% of our cash flows from operations (before giving effect to the interest payments) for the six months ended September 30, 2022 and 2021, respectively. After giving effect to this offering and the use of proceeds therefrom and the Refinancing Transactions described elsewhere in this prospectus, we expect our annual cash debt service requirements to be an aggregate of approximately $                 million, of which $                 million will relate to principal payments and $         million will relate to interest payments. The above discussion includes the additional borrowings in aggregate principal amount of $300.0 million in connection with the Spireon Acquisition. As of                 , 2022, our indebtedness, including current maturities, was $                 billion, which consists of €                 million outstanding on our first lien Euro term loan facility, $         billion outstanding on our first lien U.S. dollar term loan facility, £                 million outstanding on our first lien British pounds sterling term loan facility and $                 million outstanding on our Second Lien Term Loan Facility with $         million of outstanding borrowings drawn against our $500 million super priority Revolving Credit Facility. Additionally, we have $         million of undrawn letters of credit against our $500 million super priority Revolving Credit Facility capacity.

Our substantial amount of indebtedness could have important consequences, including:

•

continuing to require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;

•	limiting our ability to implement our business strategy;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less indebtedness;

•	increasing our vulnerability to adverse general economic or industry conditions;

•	making it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations;

•

exposing us to potential increases in our debt service obligations and corresponding reductions in net income and cash flows as a result of higher interest rates in connection with our variable rate Credit Facilities, even if the amounts borrowed remain the same; and

•	limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

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The credit parties under the Revolving Credit Facility are also subject to a springing financial maintenance covenant capping their First Lien Leverage Ratio (as defined therein) to 7.00 to 1.00 when the financial maintenance covenant is in effect. The operating and financial covenants and restrictions in the Credit Agreements governing the Credit Facilities, and any other debt that we incur in the future, may adversely affect our ability to finance our future operations or capital needs or engage in other business activities. These agreements restrict, subject to certain important exceptions and qualifications, our ability to, among other things:

•	incur additional indebtedness or guarantee indebtedness;

•	pay dividends or make distributions or make certain other restricted payments;

•	make certain investments;

•	create liens on our or our guarantors’ assets;

•	sell assets;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	enter into mergers or consolidations or sell all or substantially all of our assets.

A breach of such covenants or restrictions could result in an event of default under the applicable indebtedness. Such a default may (i) allow creditors to accelerate the related debt; (ii) permit the lenders under our Credit Agreements to terminate their commitments to extend credit to us; or (iii) if we are unable to repay the amounts due and payable under our Credit Agreements, allow the lenders to proceed against the collateral granted to them.

Pursuant to agreements entered into prior to our acquisition of the Claims Services business from Automatic Data Processing, Inc., the non-controlling stockholders of certain of our majority-owned subsidiaries have the right to require us to redeem their shares at the then fair market value. For financial statement reporting purposes, the estimated fair market value of these redeemable noncontrolling interests was $104.2 million at September 30, 2022.

Certain of the interest rates under the Credit Agreements are based partly on the London interbank offered rate (“LIBOR”) the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Financing Rate (“SOFR”) that is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Our Credit Agreements will automatically be amended to reflect an agreed benchmark replacement rate as the replacement for LIBOR for U.S. dollar loans, and based on recent borrowings and applicable market guidance regarding SOFR, we do not anticipate this to have a material impact on the business.

Our ability to service all of our indebtedness depends on many factors beyond our control, and if we cannot generate enough cash to service our indebtedness, we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Cash flows from operations are the principal source of funding for us. Our business may not generate cash flow from operations in an amount sufficient to fund our liquidity needs. If our cash flows are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital and credit markets and our financial condition at such time. Any refinancing of our

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debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations and limit our financial flexibility. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all. In addition, the terms of existing or future debt agreements, including the Credit Agreements, may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful or may be insufficient and, as a result, our liquidity and financial condition could be adversely affected and we may not be able to meet our scheduled debt service obligations.

General Risk Factors

Future pandemics could have an adverse impact on our business, results of operations and financial condition.

The COVID-19 pandemic adversely impacted our business and results of operations. Specifically, the COVID-19 pandemic and related precautionary measures resulted in global macroeconomic effects, including severe disruptions to the supply chain for both components and finished goods, including new vehicle deliveries, and substantial impacts on our domestic and international operations, including, but not limited to reductions in transactional claims volumes on account of lower miles driven and reductions in new sales bookings, each of which led to decreased revenue. Any future pandemic or widespread disease outbreak could generate similar global macroeconomic effects with the resulting adverse impacts to our business, results of operations and financial condition.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract and retain sufficient numbers of qualified employees to support our present and future operations and business strategy, our business will be adversely affected.

We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees could harm our business and operations.

Our success also depends on our ability to continue to attract, manage and retain qualified management, sales and technical personnel as we grow and implement our present and future business strategy. Particularly, we have a present and anticipated future need to attract, manage and retain sufficient numbers of appropriately qualified personnel to develop and commercialize our risk and asset management platform. Competition for such qualified personnel is intense and we may not be able to continue to attract or retain such qualified personnel in the future. If we are unable to identify, attract, develop, motivate, adequately compensate and retain well-qualified and engaged personnel, or if existing highly skilled and specialized personnel leave the Company and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively, which could cause us to suffer delays in new product development, experience difficulty complying with applicable requirements or otherwise fail to satisfy our customers’ demands, which would have an adverse effect on our business, financial condition and results of operations.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

We believe that the brand identity we have developed and acquired has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Solera, Solera Holdings, Audatex, Autodata, Hollander, Informex, Sidexa, AUTOonline, Identifix, AutoPoint, LYNX Services,

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CAP HPI, Enservio, eDriving/Mentor, Explore, DealerSocket, Omnitracs, SmartDrive, Spireon, LoJack, and Automate are critical to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator, to continue to provide high quality software and services and protect and defend our brand names and trademarks, which we may not do successfully. To date, we have not engaged in extensive direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.

We rely on the availability and performance of various communications and information services of third parties to conduct our business. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. Although we have multiple providers in many cases, a widespread multi-vendor communications infrastructure incident would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the third-party services we use. Additionally, in the event that our service agreements are terminated, or there is a lapse of service, elimination of such third-party services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expenses in arranging for or provisioning new providers, which would adversely affect our business, financial condition, and results of operations.

As expectations regarding operational and information security practices have increased, our operating systems and infrastructure, and those of our third-party service providers, must continue to be safeguarded and monitored for potential failures, disruptions, breakdowns, and attacks. Our data processing systems, or other operating systems and facilities, and those of our third-party service providers, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our and our third-party service providers’ control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, or hurricanes; disease pandemics and related government orders; events arising from local or larger scale political or social matters, including terrorist acts; cyberattacks and other data security incidents, including ransomware, malware, phishing, social engineering, including some of the foregoing that target healthcare systems in particular. These incidents can range from individual attempts to gain unauthorized access to information technology systems to more sophisticated security threats involving cyber criminals, hacktivists, cyber terrorists, nation state actors, or the targeting of commercial financial accounts. These events can also result from internal compromises, such as human error or malicious internal actors, of our workforce or our vendors’ personnel.

While we have business continuity, disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Furthermore, if such failures, interruptions or security breaches are not detected immediately, their effect could be compounded. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats and our use of third-party service providers with access to our systems and data. As a result, cybersecurity and the continued development and enhancement of our controls,

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processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyberattacks or security breaches of our networks, systems or devices, or those that our customers or third-party service providers use to access our products and services, could result in customer attrition, financial loss, reputational damage, reimbursement or other compensation costs, and/or remediation costs, any of which could have a material effect on our results of operations or financial condition.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware or our customers’ or third-party service providers’ computer software or hardware;

•	our networks, our customers’ networks or our third-party service providers’ networks; and

•	our connections to and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•

strikes, crime, explosions, social unrest, terrorism, epidemics, pandemics (such as the COVID-19 pandemic), cyber-attacks, computer viruses, internal or external system failures, power loss or other telecommunications failures;

•	earthquakes, fires, floods, hurricanes, blizzards, tsunamis and other natural disasters (many of which are becoming more acute and frequent);

•

cybersecurity breaches, viruses, cybercrime or software defects, the risk of which have been increased due to a swift transition to remote work brought about by a catastrophic event (such as the COVID-19 pandemic);

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•	employee theft or misuse or outside parties fraudulently inducing our employees or users to disclose sensitive or confidential information in order to gain access to data;

•	breach of the security networks of our third-party service providers; and

•	errors by our employees or third-party service providers.

In addition, there may be an increased risk of cyberattacks by state actors due to the current conflict between Russia and Ukraine. Any increase in such attacks on us or our systems could adversely affect our network systems or other operations. Although we maintain cybersecurity policies and procedures to manage risk to our information systems and continuously adapt our systems and processes to mitigate such threats, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and there can be no assurance that we will promptly detect and address any such disruption or security breach, if at all.

As part of our ongoing process improvements efforts, we have and will continue to migrate product and system platforms to next generation platforms and we may increase data and applications that we host ourselves, and the risks noted above will be exacerbated by these efforts. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on (even if temporary), including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could harm our reputation and result in the loss of current and/or potential customers or reduced business from current customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software

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and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Fraudulent data access and other security breaches of our or our third-party service providers’ information systems, or the failure to maintain the security of proprietary, personal, sensitive or confidential information, may disrupt our internal operations, damage our reputation and expose us to litigation and could materially and adversely affect our business, financial condition and results of operations.

Security breaches in our or our third-party service providers’ facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers and data suppliers. Our systems, and the systems of our third-party service providers, may be vulnerable to defects in design, natural disasters, terrorist attacks or acts of war, political protests, power and/or telecommunication failures, employee or other third-party fraud or malfeasance (including state-sponsored organizations with significant financial and technological resources), human or technical errors, physical break-ins, cyberattacks, computer malware, computer viruses, spyware, denial of service attacks, attacks by hackers (including phishing and ransomware attacks), unauthorized attempts to access information and similar disruptive problems. Additionally, we can be at risk if one of our third-party service providers’ information technology system is attacked or compromised. Such threats are persistent and evolve quickly, may be difficult to detect for long periods of time, and we have in the past and may in the future experience such cybersecurity threats. We have taken measures to protect our data and to protect our computer systems from attack but these measures may not prevent unauthorized access to our systems or theft of our data. If users gain improper access to our databases or the databases of our third-party service providers, they may be able to steal, publish, delete or modify confidential third-party information that is stored or transmitted on our networks or the networks of our third-party service providers. In addition, customers’ misuse of our information services or the information services of our third-party service providers could cause harm to our business and reputation and result in loss of customers.

An increasing portion of our revenue comes from SaaS solutions and other hosted services in which we store, retrieve, communicate and manage data that is critical to our customers’ business systems. Disruption of our systems that support these services and solutions could cause disruptions in our customers’ systems and in the businesses that rely on these systems. Any such disruptions could harm our reputation, create liabilities to our customers, hurt demand for our services and solutions and negatively impact our revenue and profitability.

We use third parties to provide certain data processing services, including payment processing and hosting services; however, our ability to monitor our third-party service providers’ data security is limited. Notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, or the processing of data by our third-party service providers, including their security measures, we cannot ensure the integrity or security of measures they take to protect, and prevent the loss of, our data, our customers’ data and other personal information or other cyber incidents.

A security breach suffered by us or our third-party service providers, an attack against our service availability, any unauthorized, accidental or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of our information, an obligation to notify regulators and affected individuals, the triggering of service availability, indemnification and other contractual obligations, regulatory investigations, inquiry from governmental authorities, government fines and penalties, theft of confidential data including personal information and intellectual property, loss of access to critical data or systems, unfavorable publicity, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, reputational damage, loss of sales and customers, an impact on our ability to meet customers’ expectations, deterring data suppliers from supplying data to us, mitigation and remediation expenses and other significant costs and liabilities. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as the costs to comply with any notification or other obligations resulting from any security incidents and other business

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delays or disruptions, any of which could have an adverse effect on our business, financial condition, results of operations, reputation, and relationships with our customers and suppliers. We also cannot be certain that our existing insurance coverage will cover any indemnification claims against us or other liabilities relating to any security incident or breach, will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach, will continue to be available on acceptable terms or at all or that the insurer will not deny coverage as to any future claim. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with vendors and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Cybersecurity incidents have increased in scope, number, severity and frequency in recent years because of the proliferation of new technologies and the increased number, sophistication and activities of perpetrators of cyber-attacks, and it is expected that these trends will continue. We and others are also subject to increased cybersecurity threats and potential breaches because of the increase in the number of individuals working from home as a result of the COVID-19 pandemic. We cannot assure you that our products or hosted services will not be subject to cyberattacks, or other security incidents, especially in light of the rapidly changing security threat landscape that our products and hosted services seek to address. Due to a variety of both internal and external factors, including, without limitation, defects or misconfigurations of our products, our products could become vulnerable to security incidents (both from intentional attacks and accidental causes). In addition, because the techniques used by computer hackers to access or sabotage networks and endpoints change frequently, are increasing in sophistication and generally are not recognized until launched against a target, there is a risk that advanced attacks could emerge that attack our software that we are unable to detect or prevent until after some of our customers are affected.

While we have security measures in place designed to protect our and our customers’ confidential and sensitive information and prevent data loss, these measures cannot provide absolute security and may not be effective to prevent a security breach, including as a result of employee error, theft, misuse or malfeasance, third-party actions, unintentional events or deliberate attacks by cyber criminals, any of which may result in someone obtaining unauthorized access to our customers’ data, our data, our intellectual property and/or our other confidential or sensitive business information. In addition, third parties may attempt to fraudulently induce employees, contractors or users to disclose information, including user names and passwords, to gain access to our customers’ data, our data or other confidential or sensitive information, and we may be the target of email scams that attempt to acquire personal information or company assets. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative measures. We devote significant financial and personnel resources to implement and maintain security measures; however, these resources may not be sufficient, and as cybersecurity threats develop, evolve and grow more complex over time, it may be necessary to make significant further investments to protect our data and infrastructure.

The number of potentially affected individuals identified by any future incidents is unknown. Any such incident could materially and adversely affect our business, reputation, financial condition, operating results and cash flows.

Current or future litigation or other legal proceedings could have a material adverse impact on us.

We have been and continue to be involved in legal proceedings, arbitrations, claims and other litigation that arise in the ordinary course of business. For example, we have been involved in disputes with collision repair facilities, acting individually and as a group in some situations that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software.

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We have also been, and are currently, involved in litigation alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Additionally, we have been, and are currently, involved in potential contractual indemnity claims by our customers related to such total loss estimation software litigation (some of which claims are subject to an executed tolling agreement). Furthermore, we are also subject to assertions by our customers and strategic partners that we have not complied with the terms of our agreements with them or that the agreements are not enforceable against them, some of which are the subject of pending litigation or arbitrations and any of which could in the future lead to arbitration or litigation. While we do not expect the outcome of any such pending or threatened litigation or arbitration to have a material adverse effect on our financial position, litigation and arbitrations are unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

We also may face claims, litigation or arbitrations from employees concerning our obligations to them. While we are not currently facing any class or collective actions concerning our employment practices, employers frequently have to contend with such class or collective actions on a variety of topics, which can present material financial risk and impair relationships with the workforce. We cannot predict whether an employee, or group of employees, will bring such a claim against us.

We may not be able to obtain capital when desired on favorable terms, if at all, and we may not be able to obtain capital or complete acquisitions through the use of equity without dilution to our stockholders.

We may need additional financing to execute on our current or future business strategies, including to develop new or enhance existing software solutions, acquire businesses and technologies or otherwise respond to competitive pressures. Our ability to raise capital in the future may be limited, and if we fail to raise capital when needed, we could be prevented from growing and executing our business strategy.

If we raise additional funds through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders could be significantly diluted, and newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

If we accumulate additional funds through debt financing, more of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our solutions, invest in future growth opportunities or otherwise respond to competitive pressures would be significantly limited. Any of these factors could harm our results of operations.

Risks Related to Our Organizational Structure

Our principal asset is our interest in Topco LLC, and, accordingly, we depend on distributions from Topco LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Topco LLC’s ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our direct and indirect ownership of Holding LLC Units and LLC Units. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes, satisfy our obligations under the Tax Receivable Agreement and pay operating expenses or declare and pay dividends, if any, in the future depends on the financial results and cash flows of Topco LLC and its subsidiaries. There can be no assurance that Topco LLC and its subsidiaries will generate

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sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in debt instruments of Topco LLC and its subsidiaries, will permit such distributions.

Topco LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, for U.S. federal income tax purposes, taxable income of Topco LLC is allocated to the LLC Unitholders and us. Accordingly, we will incur income taxes on our distributive share of any net taxable income of Topco LLC. Under the terms of the LLC Operating Agreement, Topco LLC is obligated to make tax distributions to LLC Unitholders and us. In addition to tax expenses, we will incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we may realize as a result of the purchases of LLC Units from the LLC Unitholders or LLC Unit exchanges in the future, the tax attributes of Solera Global Corp., Topco LLC or subsidiaries of Topco LLC or other tax benefits related to our entering into the Tax Receivable Agreement, and the resulting amounts we are likely to pay out to LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. Under the LLC Operating Agreement, tax distributions shall be made on a pro rata basis among the LLC Unitholders, and will be calculated without regard to any applicable basis adjustment under Section 743(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which means that the amount of tax distributions will be determined based on the LLC Unitholder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will be determined by us, but will be made pro rata based on ownership of LLC Units, and so Topco LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer.

We intend to cause Topco LLC to make (1) pro rata cash distributions to the owners of LLC Units (including us) in amounts sufficient to fund their tax obligations in respect of taxable income allocated to them (as discussed above) and to fund our obligation to make payments under the Tax Receivable Agreement and (2) non-pro rata reimbursements to us in respect of our expenses.

However, Topco LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which Topco LLC or any of its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Topco LLC or its subsidiaries insolvent. If we do not have sufficient funds to pay our taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Topco LLC or its subsidiaries is a party. See “—Risks Related to Our Class A Common Stock and This Offering,” “Dividend Policy,” “Organizational Structure—Tax Receivable Agreement” and “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC.”

If Topco LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status. Even as a partnership for U.S. federal income tax purposes, Topco LLC could become liable for amounts resulting from adjustments to its tax returns for prior years.

We intend to operate such that Topco LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the

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substantial equivalent thereof. Under certain circumstances, transfers of LLC Units could cause Topco LLC to be treated as a publicly traded partnership. In addition, from time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If Topco LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we might be subject to potentially significant tax inefficiencies, including as a result of our inability to file a consolidated U.S. federal income tax return with Topco LLC. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Topco LLC’s assets) were subsequently determined to have been unavailable.

Even if Topco LLC continues to be treated as a partnership for U.S. federal income tax purposes, certain adjustments to Topco LLC’s tax return for prior years may result in liabilities for Topco LLC. Legislation that is effective for taxable years beginning after December 31, 2017, may impute liability for adjustments to a partnership’s tax return on the partnership itself with respect to taxable years of the partnership that are open to adjustment, including taxable years prior to the offering, in certain circumstances, absent an election to the contrary. Topco LLC (or any subsidiary of Topco LLC that is treated as a partnership for U.S. federal income tax purposes) may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.

Currently, affiliates of Vista Equity Partners indirectly control us and their interests may conflict with our interests.

Currently, certain funds affiliated with Vista Equity Partners have substantial control of our voting stock. In addition, Vista has the right to designate a majority of the members of our board of directors. As a result, Vista has substantial control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of our board of directors or stockholders. Immediately following this offering, Vista will control approximately        % of the voting power of our outstanding common stock, or        % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power controlled after the offering, Vista will control the vote of all matters submitted to a vote of our shareholders.

In addition, Vista is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. While we do not currently compete with these investments, Vista may vote in a manner so as to restrict us from expanding our business or entering into additional lines of business which may be related to the current or future operations of these investments. Vista may also pursue acquisitions that may be complementary with our business and, as a result, those acquisition opportunities may not be available to us. So long as Vista continues to control a significant amount of the outstanding shares of our common stock, even if such amount is less than a majority, Vista will continue to be able to strongly influence or effectively control our decisions.

Conflicts of interest could arise between our shareholders and the LLC Unitholders, which may impede business decisions that could benefit our shareholders.

Holders of LLC Units have the right to consent to certain amendments to the LLC Operating Agreement, as well as to certain other matters. Holders of these voting rights may exercise them in a manner that conflicts with the interests of our shareholders. Circumstances may arise in the future when the interests of the LLC Unitholders conflict with the interests of our shareholders. As we control Topco LLC, we have certain obligations to the LLC Unitholders that may conflict with fiduciary duties our officers and directors owe to our shareholders. These conflicts may result in decisions that are not in the best interests of shareholders.

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The Tax Receivable Agreement with the LLC Unitholders and certain legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with the LLC Unitholders and certain legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, which will require us to pay to such persons 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (i) Basis Adjustments (as defined below) resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future; (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering; and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase of LLC Units from the LLC Unitholders and LLC Unit exchanges in the future, the tax attributes of Solera Global Corp., Topco LLC or subsidiaries of Topco LLC or other tax benefits related to our entering into the Tax Receivable Agreement, and the resulting amounts we are likely to pay out to the LLC Unitholders and certain legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Topco LLC or any of its subsidiaries is a party. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the beneficiaries thereof or Vista maintaining a continued ownership interest in Topco LLC or us.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges by Topco LLC, the amount of gain recognized by the LLC Unitholders upon exchanges or purchases of LLC Units, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable. See “Organizational Structure—Tax Receivable Agreement.”

The U.S. Internal Revenue Service (the “IRS”) might challenge the tax benefits we receive in connection with this offering and related transactions or in connection with future acquisitions of LLC Units. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or the availability of net operating losses (“NOLs”) or other tax attributes of Solera Global Corp., Topco LLC or subsidiaries of Topco LLC, we will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. For example, if the IRS later asserts that we did not obtain a tax basis increase or disallows or defers (in whole or in part) the availability of NOLs due to a potential ownership

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change under Section 382 of the Code, among other potential challenges, then we would not be reimbursed for any cash payments previously made under the Tax Receivable Agreement with respect to such tax benefits that we had initially claimed. Instead, any excess cash payments made by us to a party to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make to such party under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex and their application to certain aspects of our structure are uncertain and there is no explicit authority in this regard, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

The amounts that we may be required to pay to the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if (i) certain mergers, asset sales, other forms of business combination or other changes of control were to occur, (ii) we breach any of our material obligations under the Tax Receivable Agreement or (iii) at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.” We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of a change in control, material breach or our election to terminate the Tax Receivable Agreement early, (i) we could be required to make cash payments to the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) we would be required to make an immediate cash payment equal to the anticipated future tax benefits that are the subject of the Tax Receivable Agreement discounted in accordance with the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. that will not benefit the other common shareholders to the same extent.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that will not benefit the other holders of our Class A common stock to the same extent. We will enter into a Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, which will require us to pay to such persons 85% of the amount of tax benefits, if any, that we actually realize, or in

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some circumstances are deemed to realize, as a result of (i) Basis Adjustments (as defined below) resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future; (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering; and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchases of LLC Units from the LLC Unitholders and the LLC Unit exchanges in the future, the tax attributes of Solera Global Corp., Topco LLC or subsidiaries of Topco LLC or other tax benefits related to our entering into the Tax Receivable Agreement, and the resulting amounts we are likely to pay out to the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the tax attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the attributes covered by the Tax Receivable Agreement, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and shareholders’ equity could be negatively affected. See “Organizational Structure—Tax Receivable Agreement.”

Topco LLC will be required to make distributions to us and the LLC Unitholders and we expect that the distributions will be substantial.

Topco LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including us. We intend to cause Topco LLC to make tax distributions quarterly to the holders of Class A Units (including us) on a pro rata basis based on Topco LLC’s net taxable income and to the holders of Class B Units based on such holder’s allocable share of Topco LLC’s net taxable income (rather than on a pro rata basis). In addition, we intend to cause Topco LLC to make pro rata distributions to the LLC Unitholders and us in order to provide us with the funds necessary for us to satisfy our obligations to make payments under the Tax Receivable Agreement. Funds used by Topco LLC to satisfy its tax distribution obligations and funds distributed by Topco LLC to the LLC Unitholders and us in order to enable us to satisfy our obligations to make payments under the Tax Receivable Agreement will not be available for reinvestment in our business. Moreover, we expect that these tax distributions will be substantial, and will likely exceed (as a percentage of Topco LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock, it will not be required to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination. To the extent that we do not distribute such excess cash as dividends on the Class A common stock and instead, for example, hold such cash balances, the LLC Unitholders may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units for shares of the Class A common stock, notwithstanding that such exchanging LLC Unitholders may previously have participated as holders of LLC Units in distributions by Topco LLC that resulted in such excess cash balances at our level. See “Dividend Policy.”

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Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the U.S., and certain of our subsidiaries are subject to income taxes outside of the U.S., and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws; or

•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local tax authorities, and certain of our subsidiaries may be subject to audits of income, sales and other transaction taxes by non-U.S. tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of Holding LLC, which is the sole managing member of Topco LLC, we will control and manage Topco LLC. On that basis, we believe that our interest in Topco LLC is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to forfeit the right to manage and control Topco LLC (e.g., by selling off a material portion of our interest), interests in Topco LLC could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Class A Common Stock and This Offering

Vista controls us, and Vista’s interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with Vista will control approximately         % of the voting power of our outstanding common stock, or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock, which means that, based on its percentage voting

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power controlled after the offering, Vista will control the vote of all matters submitted to a vote of our shareholders. This control will enable Vista to control the election of the members of our Board and all other corporate decisions. Even when Vista ceases to control a majority of the total voting power, for so long as Vista continues to control a significant percentage of our common stock, Vista will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to control a significant percentage of our common stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Vista. The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, in each case, minus the number of designees, if any, Baring and certain entities affiliated with Baring are entitled to nominate, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. The Director Nomination Agreement will also provide that Vista may assign such right to an affiliate of Vista. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Vista and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon listing of our shares of Class A common stock on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

After completion of this offering, Vista will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate

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governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s

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time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Vista controls less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which Vista controls less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Vista controls at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when Vista controls less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista controls at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested shareholder for a period of three years following the date on which the shareholder became an interested shareholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date

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such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Provisions.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our Class A common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

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If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed                 % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately                 % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to apply to have our Class A common stock approved for listing on the NYSE under the trading symbol “SLRA”, an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our Class A common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

Our operating results and stock price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A common stock may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

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•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather, war and health crises such as the COVID-19 pandemic; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A common stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the market price and liquidity of our shares of Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares of Class A common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have                  outstanding shares of Class A common stock based on the number of shares outstanding as of                 , 2022. This includes shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of Class A common stock sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

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If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our Class A common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our Class A common stock develops, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Vista may pursue corporate opportunities independent of us that could present conflicts with our and our shareholders’ interests.

Vista is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business or be suppliers or clients of ours. For example, while Vista does not currently have other substantial investments or portfolio companies that compete in the investment management industry, they may have in the future. Vista may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of Vista will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, including our ability to efficiently and effectively integrate recent acquisitions of Spireon, Omnitracs and DealerSocket, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, that may cause actual results to differ materially from those that we expected, including:

•	current uncertainty in global macroeconomic, including the impact of the rising inflationary and interest rate environments, and geopolitical conditions;

•	our failure to compete effectively in our industry, which is highly competitive;

•	limitations on our growth caused by the time and expense associated with switching from our competitors’ software and services to ours;

•	effects on our operating results caused by volatility as a result of exposure to foreign currency exchange risks;

•	our ability to successfully implement our organic growth strategy, a major part of which consists of developing new products and entering into new markets;

•

variations in our operating results period to period caused by the cyclical nature of sales, seasonal fluctuations, and changes in the supply of, or price for, raw materials, parts and components used in our products and other factors;

•

the fact that our business model is predicated, in part, on maintaining and growing a customer base that will continue to generate a recurring stream of revenue through the sale of software subscriptions and highly re-occurring transactional based-products and services;

•	our current and potential strategic decisions and investments to leverage and expand our product and service offerings, including offerings in addition to the automotive sector;

•	a potential impairment of our goodwill or other intangible assets;

•	affiliates of Vista Equity Partners’ indirect control over us;

•	effects on our market share caused by our ability to keep pace with rapid technological change in our industry;

•	any interruption to our access to information generated by third parties or disruption of services from communication services vendors used in our software, services and solutions;

•	potential claims from third parties stating that we or our licensors are infringing, misappropriating or otherwise violating their intellectual property or proprietary rights;

•	our ability to protect our intellectual property and property rights;

•	our ability to comply with our obligations with third party software and technology under license or technology agreements;

•	our utilization of open source software;

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•	our ability to protect the confidentiality of our trade secrets and know-how;

•	risks associated with our international business activities;

•	changes in or violations by us or our customers of applicable government regulations;

•	regulatory developments;

•	privacy laws, regulations and standards;

•	periodic changes in the amount of our income tax provision (benefit);

•	the fact that we are subject to taxation in multiple jurisdictions;

•	the significant amount of cash to service our indebtedness;

•	our ability to service all of our indebtedness;

•	our potential engagement in acquisitions, joint ventures, dispositions or similar transactions;

•	potential significant restructuring and severance charges in future periods;

•	our dependence on a limited number of key personnel who would be difficult to replace;

•	our dependence on our brands;

•	potential disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers;

•	any system failures, delays and other problems;

•

potential fraudulent data access and other security breaches of our or our third-party service providers’ information systems, or the potential failure to maintain the security of proprietary, personal, sensitive or confidential information;

•	current or future legal proceedings brought against us;

•	our ability to obtain capital when desired on favorable terms; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

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USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use such net proceeds to acquire                  additional Holding LLC Units (or                  Holding LLC Units if the underwriters exercise their option to purchase additional shares in full) in Holding LLC at a purchase price per Holding LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Holding LLC intends to apply the net proceeds (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to acquire                  newly-issued LLC Units (or                  LLC Units if the underwriters exercise their option to purchase additional shares in full) in Topco LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

In turn, Topco LLC intends to apply the net proceeds (including any additional proceeds it may receive from Holding LLC if the underwriters exercise their option to purchase additional shares of Class A common stock) to (i) repay $                 million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, (ii) repay $             million of outstanding indebtedness under the Revolving Credit Facility, under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, (iii) repay $             of the Related Party Note, under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022, and (iv) pay expenses incurred in connection with this offering and the other Organizational Transactions.

Borrowings under the First Lien Term Loan Facility (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to the highest of (i) the rate of interest quoted in the print edition of the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds effective rate in effect on such day plus 0.50% and (iii) the sum of (a) the adjusted eurocurrency rate (either adjusted LIBOR or adjusted EURIBOR, depending on the currency of the loans) (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for a eurocurrency rate loan of the same tranche with a one-month interest period plus (b) 1.00% or (2) an adjusted eurocurrency rate that is subject to, with respect to (y) the First Lien Term Loans denominated in U.S. dollars, a 0.50% interest rate floor, and (z) the First Lien Term Loans denominated in Euros, a 0.00% interest rate floor.

First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (w) with respect to First Lien Term Loans denominated in U.S. dollars, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (x) with respect to First Lien Term Loans denominated in Euros, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00.

The interest rate on the First Lien Term Loan Facility was 4.5% per annum as of September 30, 2022. The maturity date of the First Lien Term Loan Facility is June 2, 2028.

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As of September 30, 2022, the interest rate for the Revolving Credit Facility was 6.0% per annum. As of September 30, 2022, the Company has drawn $378.0 million on the Revolving Credit Facility. The maturity date of the Revolving Credit Facility is September 30, 2025. Affiliates of Goldman Sachs & Co. LLC act as lenders and/or arrangers under the Revolving Credit Facility and may receive a portion of the proceeds. See “Underwriting.”

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note (the “Related Party Note”). The purpose of the Related Party Note was to refinance $83.4 million of outstanding indebtedness under the Revolving Credit Facility, under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022. Interest on the Related Party Note accrues at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. All outstanding principal of and accrued and unpaid interest under the Related Party Note will be repaid using the proceeds from this offering. The Related Party Note was amended and restated on April 12, 2022. Prior to the amendment of the Related Party Note, the maturity date of the Related Party Note was April 13, 2022. Following the amendment, the maturity date of the Related Party Note is April 12, 2023 and the interest rate on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 1.95%. See “Certain Relationships and Related Party Transactions—Related Party Note” for more details with respect to the Related Party Note.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase or decrease in the assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the initial public offering price per share for the offering remains at $                 (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our Class A common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, including our First Lien Credit Agreement and our Second Lien Credit Agreement, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

Under the terms of the LLC Operating Agreement, Topco LLC is obligated to make tax distributions to current and future unitholders, including us, with such distributions to be made on a pro rata basis among the LLC Unitholders and us based on Topco LLC’s net taxable income and without regard to any applicable basis adjustment under Section 743(b) of the Code, which means that the amount of tax distributions will be determined based on the holder who is allocated the largest amount of taxable income on a per LLC Unit basis and at a tax rate that will be determined by us, but will be made pro rata based on ownership of LLC Units, and so Topco LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. We expect that these tax distributions will be substantial, and will likely exceed (as a percentage of Topco LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. While our Board may choose to distribute such cash balances as dividends on our Class A common stock (subject to the limitations set forth in the preceding paragraph), it will not be required (and does not currently intend) to do so, and may in its sole discretion choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

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CAPITALIZATION

The following table describes our cash and consolidated capitalization as of September 30, 2022:

•	of Solera Global Corp. on an actual basis;

•	of Solera Global Corp. on a pro forma basis, after giving effect to the Organizational Transactions other than this offering; and

•

of Solera Global Corp. on a pro forma as adjusted basis, after giving effect to the Organizational Transactions and our sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) and the application of the net proceeds of the offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with the consolidated financial statements and the related notes, “Use of Proceeds,” “Organizational Structure,” “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2022 (Dollars in thousands, except share amounts and per share data)
	Actual Solera Global Corp	Pro Forma for the Organizational Transactions (other than the offering)	Pro Forma As Adjusted for the Organizational Transactions (including the offering)
Cash	$260,210	$	$

Indebtedness:
First lien term loan facility (1)	5,463,178
Second lien term loan facility	2,437,065
Related party note	85,427

Total debt	7,985,670
Mezzanine equity:
Redeemable noncontrolling interests	104,230
Stockholders’ equity:
Common units
Class A common stock, $0.0001 par value per share, 500 million shares authorized; 2,577,346 issued and outstanding at September 30, 2022, on an actual basis; 500 million shares authorized, shares issued and outstanding, on a pro forma basis; 500 million shares authorized; shares issued and outstanding, on a pro forma as adjusted basis	—
Class V common stock, $0.0001 par value per share, 50 million shares authorized; no shares issued and outstanding at September 30, 2022, on an actual basis; 50 million shares authorized, shares issued and outstanding, on a pro forma basis; 50 million shares authorized; shares issued and outstanding, on a pro forma as adjusted basis	—
Additional paid-in capital	3,082,087
Accumulated deficit	(2,530,609)
Accumulated other comprehensive loss	(606,397)

Total stockholders’ equity before noncontrolling interests	(54,919)
Non-controlling interests (2)	253,784

Total capitalization	$8,288,765	$	$

(1)

Included in the First Lien Credit Facility is a $500.0 million Revolving Credit Facility of which $378.0 million was outstanding as of September 30, 2022. As of September 30, 2022 we had up to an additional $105.4 million available for borrowing under our Revolving Credit Facility, subject to certain limitations. As of September 30, 2022, we had $16.6 million of outstanding letters of credit under the

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facility and have additional capacity to issue an additional $105.4 million letters of credit. This reflects the aggregate principal amount of $300.0 million in Incremental First Lien Term Loans and $100.0 million aggregate principal amount of Revolving Loans incurred in connection with the Spireon Acquisition.
(2)

On a pro forma as adjusted basis, includes the Topco LLC interests not owned by us, which represents                % of Topco LLC’s LLC Units. The LLC Unitholders will directly and indirectly hold the non-controlling economic interest in Topco LLC. Solera Global Corp. will hold                % of the economic interest in Topco LLC.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $                 million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease each of cash, total shareholders’ equity and total capitalization on a pro forma basis by approximately $                 million, based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock to be outstanding after the completion of this offering excludes shares of Class A common stock that may be issuable upon exercise of exchange rights held by the LLC Unitholders and                 shares of Class A common stock reserved for issuance under the Solera Global Corp. 2022 Omnibus Incentive Plan.

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DILUTION

Because the LLC Unitholders do not own any Class A common stock or other economic interests in Solera Global Corp., we have presented dilution in pro forma as adjusted net tangible book value per share after this offering assuming that the LLC Unitholders had all of their LLC Units redeemed or exchanged for newly-issued shares of Class A common stock (rather than for cash and based upon an assumed offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and the cancellation for no consideration of all of their shares of Class V common stock (which are not entitled to receive distributions or dividends, whether in cash or stock, from Solera Global Corp.) in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed redemption or exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the pro forma as adjusted net tangible book value per share of Class A common stock after this offering. Net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding. If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.

Pro forma as adjusted net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Organizational Transactions, including the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and the Assumed Redemption. Our pro forma as adjusted net tangible book value (deficit) as of                 , 2022 was $                  million, or $                 per share of Class A common stock. This represents an immediate increase in net tangible book value to the LLC Unitholders of $                 per share and an immediate dilution to new investors in this offering of $                 per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of , 2022
Pro forma net tangible book value (deficit) per share as of , 2022 before this offering(1)	$
Increase in net tangible book value per share attributable to the investors in this offering	$

Pro forma as adjusted net tangible book value (deficit) per share after this offering		$

Dilution in net tangible book value per share to the investors in this offering		$

(1)	The computation of pro forma as adjusted net tangible book value per share as of , 2022 before this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$
Pro forma as adjusted net tangible book value(a)	$
Shares of Class A common stock outstanding(a)
Pro forma as adjusted net tangible book value per share	$

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(a)	Gives pro forma effect to the Organizational Transactions (other than this offering) and the Assumed Redemption.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted net tangible book value by $                 million, or $                 per share, and would increase or decrease the dilution per share to the investors in this offering by $                 based on the assumptions set forth above.

The following table summarizes as of                 , 2022, after giving effect to the Organizational Transactions (including this offering), the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by the purchasers in this offering, based upon an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the Assumed Redemption:

	Shares of Class A Common Stock Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing owners			%	$		%	$
Investors in this offering

Total		100%		$	100%		$

The discussion and tables above assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class V common stock, because holders of the Class V common stock are not entitled to distributions or dividends, whether in cash or stock, from Solera Global Corp. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, after giving effect to the Assumed Redemption, the LLC Unitholders would collectively own approximately                  % and the investors in this offering would own approximately                  % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, after giving effect to the Assumed Redemption, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $                 per share, and the dilution in the pro forma as adjusted net tangible book value (deficit) per share to the investors in this offering would be $                 per share.

The tables and calculations above are based on the number of shares of common stock outstanding as of                 , 2022 (after giving effect to the Organizational Transactions and the Assumed Redemption). To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or equity-linked securities, the issuance of these securities could result in further dilution to our shareholders.

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UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed and consolidated statement of operations for the fiscal year ended March 31, 2022, the unaudited pro forma condensed and consolidated statement of operations for the six months ended September 30, 2022, and the unaudited pro forma condensed and consolidated balance sheet as of September 30, 2022, present our financial position and results of operations after giving pro forma effect to:

(1)	The Omnitracs Acquisition;

(2)	The contracts entered into in connection with the merger of Solera Global Corp. and DealerSocket; and

(3)	The Refinancing Transactions.

Pro forma adjustments made for items (1) through (3) above are presented as if the transactions occurred on April 1, 2021 for the unaudited pro forma condensed and consolidated statements of operations. As the transactions occurred prior to the six months ended September 30, 2022, no pro forma balance sheet or pro forma income statement adjustments are presented for the six months ended September 30, 2022.

(4)

The Organizational Transactions described under “Organizational Structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of Proceeds;”

(5)	The effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and

(6)	A provision for corporate income taxes on the income of Topco LLC allocable to Solera Global Corp., inclusive of all U.S. federal, state, local and foreign income taxes.

Pro forma adjustments made for items (4) through (6) above are presented as if the transactions occurred on September 30, 2022 for the unaudited pro forma condensed and consolidated balance sheet, on April 1, 2021 for the unaudited pro forma condensed and consolidated statement of operations for the fiscal year ended March 31, 2022 and for the six months ended September 30, 2022.

Our unaudited pro forma condensed and consolidated statement of operations for the fiscal year ended March 31, 2022 has been derived from the consolidated financial statements of Solera Global Corp. and its subsidiaries after giving effect to the Omnitracs Acquisition prior to consolidation for the period from April 1, 2021 to June 3, 2021 and after applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed and consolidated financial statements. For purposes of the unaudited pro forma condensed and consolidated financial statement presentation, the fiscal year end of Omnitracs has been conformed to the fiscal year end of Solera Global Corp., which has a fiscal year end of March 31. Our unaudited pro forma condensed and consolidated statement of operations for the six months ended September 30, 2022 has been derived from the condensed and consolidated financial statements of Solera Global Corp. and its subsidiaries after applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. Our unaudited pro forma condensed and consolidated balance sheet as of September 30, 2022 is derived from the condensed and consolidated financial statements of Solera Global Corp. and its subsidiaries. The financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

The unaudited pro forma financial information has been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will be a taxpaying entity subject to U.S. federal, state and foreign income taxes. The unaudited pro forma financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the

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Omnitracs Acquisition, the contracts entered into in connection with the DealerSocket merger, the Refinancing Transactions and the Organizational Transactions noted above (together the “Transaction Accounting Adjustments”), effects of this offering (together, the “Offering Adjustments”), and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting the Transaction Accounting Adjustments and Offering Adjustments in the unaudited pro forma financial information. See the accompanying notes to the unaudited pro forma financial information for a discussion of assumptions made.

The unaudited pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. The unaudited pro forma financial information also does not give effect to the potential impact of any anticipated synergies, dis-synergies, operating efficiencies or other restructuring activities that may result from the pro forma transactions, any integration costs that result from the Organizational Transactions, or any costs that do not have a continuing impact. Future results may vary significantly from the results reflected in the unaudited pro forma statements of loss and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma financial information. However, our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial information.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

For purposes of the unaudited pro forma condensed and consolidated financial information, we have assumed that we will issue             shares of Class A common stock at a price per share equal to $        , the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The net proceeds from the sale of shares of Class A common stock in this offering will be used to acquire additional Holding LLC Units at a purchase price per Holding LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. Except as otherwise indicated, the unaudited pro forma financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that will provide for the payment by Solera Global Corp. to such persons, collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) Basis Adjustments resulting from purchasers of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future, (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement.

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We expect to benefit from the remaining 15% of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of LLC Units by LLC Unitholders and purchases of LLC Units from LLC Unitholders, the unaudited pro forma financial information assumes that no future exchanges or purchases of LLC Units have occurred and therefore no increases in tax basis in the Topco LLC assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma financial information. Additionally, amounts payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement. As such, there is no resulting liability related to the Tax Receivable Agreement in connection with the Organizational Transactions as the associated deferred tax assets are fully offset by a valuation allowance. As a result of the full valuation allowance, changes in the assumed number of LLC Units exchanged or the assumed share price would have no impact on the amount of deferred tax assets or Tax Receivable Agreement liability recorded as of the date of this prospectus.

Upon an exchange under the exchange feature, an additional Tax Receivable Agreement liability will be recorded against stockholders’ equity based on the amounts that are probable (not subject to a valuation allowance) and reasonably estimable of being paid under the Tax Receivable Agreement. Similarly, changes in both the deferred tax asset and valuation allowance that result from subsequent exchanges shall be reflected as charges against stockholders’ equity. Any subsequent changes to the Tax Receivable Agreement liability that are not related to an exchange or a payment pursuant to the Tax Receivable Agreement will be recorded in operating income including the initial recognition of a Tax Receivable Agreement liability at a post-transaction date. Subsequent changes to the deferred tax valuation allowance will be recognized in income tax expense.

If all LLC Unitholders were to exchange or sell us all of their LLC Units, we would recognize a deferred tax asset of approximately $        million and a liability under the Tax Receivable Agreement of approximately $         million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of         %; (iv) that we will have sufficient taxable income to fully utilize the tax benefits and (v) no material changes in tax law. These amounts are estimates and have been prepared for illustrative purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price per share of our Class A common stock at the time of the exchange, and the tax rates then in effect.

For each 5% increase (decrease) in the amount of LLC Units exchanged by or purchased from LLC Unitholders (or their transferees of LLC Units or other assignees), our deferred tax asset would increase (decrease) by approximately $         million and the related liability would increase (decrease) by approximately $        million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $ per share, our deferred tax asset would increase (decrease) by approximately $        million and the related liability would increase (decrease) by approximately $         million, assuming that the number of LLC Units exchanged by or purchased from LLC Unitholders (or their transferees of LLC Units and other assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for illustrative purposes only.

The unaudited pro forma financial information should be read together with “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of the Company and subsidiaries and related notes thereto included elsewhere in this prospectus.

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UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(In thousands, except share and per share data)

	Historical
	Consolidated Company (Historical)	Transaction Accounting Adjustments (Note 2)		Pro Forma Consolidated Company	Offering Adjustments (Note 3)				Pro Forma as Adjusted
ASSETS
Current Assets:
Cash and cash equivalents	$260,210	$—	(AA)	$260,210	$		(BB	)	$
							(DD	)
Accounts receivable, net of allowance for doubtful accounts	348,401			348,401
Other receivables	58,030			58,030
Prepaid Assets	150,465			150,465			(CC	)
Other current assets	166,792			166,792
	—			—

Total current assets	983,898	—		983,898		—
Property and equipment, net	124,585			124,585
Goodwill	6,316,511			6,316,511
Intangible assets, net	1,876,674			1,876,674
Other noncurrent assets	199,999			199,999
Deferred income tax assets	92,225			92,225

Total Assets	$9,593,892	$—		$9,593,892		$—			$

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,018			144,018
Current derivative financial instruments	1,920			1,920
Accrued expenses and other current liabilities	483,684			483,684
Deferred revenue	185,091			185,091
Deferred purchase consideration	—			—			(CC	)
Income taxes payable	115,919			115,919
Deferred income tax liabilities	—			—
Current portion of long-term debt	51,577			51,577
Current operating lease liabilities	15,538			15,538
Related party note	85,427			85,427			(DD	)

Total current liabilities	1,083,174	—		1,083,174		—
Long-term debt, net	7,765,861			7,765,861			(DD	)
							(EE	)
Operating lease liabilities (net of current portion)	45,627			45,627

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	Historical
	Consolidated Company (Historical)	Transaction Accounting Adjustments (Note 2)				Pro Forma Consolidated Company	Offering Adjustments (Note 3)			Pro Forma as Adjusted
Other noncurrent liabilities	213,541					213,541
Deferred income tax liabilities	182,594					182,594

Total liabilities	9,290,797		—			9,290,797	—
						—	—
Commitments and Contingencies	—					—
Mezzanine Equity:
Redeemable noncontrolling interests	104,230					104,230

Total mezzanine equity	104,230					104,230

Stockholders’ deficit:
						—
Class A common stock, par value $0.0001 per share	—			(AA	)	—
Class V common stock, par value $0.0001 per share	—		—	(AA	)
Additional paid-in capital	3,082,087		—	(AA	)	3,082,087		(BB	)
								(CC	)
								(FF	)
Accumulated deficit	(2,530,609)					(2,530,609)		(FF	)
								(EE	)
Accumulated other comprehensive income (loss)	(606,397)					(606,397)

Total stockholders’ equity (deficit) before noncontrolling interest	(54,919)		—			(54,919)	—
Noncontrolling interest	253,784					253,784	—

Total stockholders’ equity (deficit)	198,865		—			198,865	—

Total liabilities mezzanine equity, and stockholders’ deficit	$9,593,892	$				$9,593,892	$—			$

See accompanying Notes to Unaudited Pro Forma Condensed and Consolidated Financial Information

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Solera Global Corp.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

(In thousands except share and per share data)

	Historical
	Consolidated Company	Offering Adjustments (Note 5)		Pro Forma as Adjusted
Revenues	$1,169,489	$		$
OPERATING EXPENSES
Cost of revenues, excluding depreciation and amortization	465,997

Research and development	—
Selling, general and administrative	253,002		(M)

Acquisition and related costs	13,546
Depreciation and amortization	212,780
Asset impairment charges	5,306
Restructuring charges and other costs associated with exit and disposal activities	1,391

Total operating expenses	952,022

Operating income	217,467
Other income, net	(337,509)		(O)

Interest expense - net	290,619		(N)

Income before income taxes	264,357
Income tax provision (benefit)	66,631		(P)

Net income	197,726
Net income attributable to noncontrolling interests	34,132

Net income attributable to Solera Global Corp.	$163,594	$		$

Pro forma net income per share
Basic	$63.48
Diluted	$63.43
Pro forma shares used in computing earnings per share
Basic	2,577,043
Diluted	2,579,197

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Solera Global Corp.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2022

(In thousands except share and per share data)

	Historical
	Consolidated Company	Omnitracs[1]	Transaction Accounting Adjustments (Note 4)			Pro Forma Consolidated Company	Offering Adjustments (Note 5)			Pro Forma as Adjusted
Revenues	$2,205,076	$89,127	$(1,393)	(F	)	$2,292,810	$			$
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	846,612	37,229	13,415	(E	)	889,206
			(8,050)	(F	)
Research & development	—	10,750	(10,750)	(E	)	—
Selling, general and administrative	609,770	28,191	—	(A	)	631,561		(M	)
			(504)	(C	)
			(5,345)	(E	)
			(356)	(F	)
			(195)	(G	)
Acquisition and related costs	88,987	570	2,126	(E	)	91,683
Depreciation and amortization	400,828	14,922	16,837	(D	)	432,587
Asset impairment charges	15,855	—	—			15,855
Restructuring charges and other costs associated with exit and disposal activities	16,088	—	208	(E	)	16,296

Total operating expenses	1,978,140	91,662	7,386			2,077,188

Operating income (Loss)	226,936	(2,535)	(8,779)			215,622
Other expense (income), net	(20,283)	(396)	346	(E	)	(45,848)		(O	)
			(22,765)	(H	)
			(2,750)	(I	)
Interest expense, net	465,032	8,740	33,903	(B	)	507,675		(N	)

Loss before income taxes	(217,813)	(10,879)	(17,513)			(246,205)
Income tax provision (benefit)	59,979	363	(2,203)	(K	), (L)	58,139		(P	)

Net loss	(277,792)	(11,242)	(15,310)			(304,344)
Net income (loss) attributable to noncontrolling interests	1,937	(112)	—			1,825

Net income (loss) attributable to Solera Global Corp.	$(279,729)	$(11,130)	$(15,310)			$(306,169)	$			$

Less: Adjustment to Series A Preferred Stock redemption value	(22,255)	—	22,255	(J	)	—
Less: Adjustment to Series B Preferred Stock redemption value	(12,266)	—	12,266	(J	)	—

Net loss attributable to Solera Global Corp. common shareholders	$(314,250)	$(11,130)	$19,211			$(306,169)	$			$

Net loss per share (Note 6)
Basic and diluted	$(124.36)
Shares used in computing earnings per share
Basic and diluted	2,526,851

[1]

Represents Omnitracs results of operations activity from April 1, 2021 through the acquisition date on June 4, 2021. The Omnitracs results of operations from the acquisition date through March 31, 2022 are included within the historical income statement activity for Solera Global Corp.

See accompanying Notes to Unaudited Pro Forma Condensed and Consolidated Financial Information

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NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Note 1: Description of the Organization Transactions

Solera Global Corp., the issuer in this offering, is a Delaware corporation formed to serve as a holding company that holds an interest in Holding LLC (which resulted from the merger of Solera Global Holding Corp. with and into a subsidiary of Solera Global Corp. and was subsequently renamed Solera Global Holding, LLC, or Holding LLC, as of December 27, 2021). Prior to December 27, 2021, Solera Global Corp. had not engaged in any business or other activities other than those incidental to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

As a result of the merger described above, Solera Global Corp., through Holding LLC, indirectly acquired approximately 90% of the Topco LLC’s outstanding common units and has the ability to appoint the majority of board seats. Further, the minority owners do not hold any participating or blocking rights. As such, we have determined that Topco LLC is a voting interest entity and under the control of Solera Global Corp. through its subsidiaries.

Prior to the closing of this offering, the operating agreement of Topco LLC will be amended and restated to, among other things, modify its capital structure by replacing the membership interests and providing for LLC Units consisting of two classes of common ownership interests in Topco LLC (one held by certain employees and consultants subject to vesting and a participation threshold (e.g., Class B Units), and one held by the other Topco LLC owners, including Vista (e.g., Class A Units)). We and the LLC Unitholders will also enter into an Exchange Agreement under which holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. As LLC Unitholders exchange their LLC Units for shares of Class A common stock or cash, our interest in Topco LLC will be correspondingly increased.

Solera Global Corp. will use all of the net proceeds from this offering of our Class A common stock to acquire Holding LLC Units from Holding LLC at a purchase price per Class A Unit equal to the initial public offering price per share of our Class A common stock, less underwriting discounts and commissions.

In turn, Holding LLC will apply the net proceeds it receives from us (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Units in Topco LLC at a purchase price per LLC Unit equal to the initial public offering price per share of Class A common stock in this offering, less underwriting discounts and commissions. In turn, Topco LLC will apply the net proceeds it receives from Holding LLC (including any additional proceeds it may receive from Holding LLC if the underwriters exercise their option to purchase additional shares of Class A common stock) to repay $        million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, repay $         million of outstanding indebtedness under the Revolving Credit Facility, under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, and repay $         million of indebtedness under the Related Party Note under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022, and pay expenses incurred in connection with this offering and the other Organizational Transactions.

Solera Global Corp. will issue shares of our Class V common stock to the holders of Class A Units on a one-to-one basis with the number of Class A Units owned by such LLC Unitholders for nominal consideration.

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Holders of Class V common stock will have no economic interests in Solera Global Corp. but will vote together with the holders of our Class A common stock as to all matters upon which votes of Solera Global Corp. stockholders are required.

Solera Global Corp. is a holding company and the sole managing member of Holding LLC and, upon consummation of this offering and the application of the proceeds therefrom, it will continue to be a holding company, and its sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC. Solera Global Corp. will exclusively operate and control all of the business and affairs and consolidate the financial results of Holding LLC and, through its control of Holding LLC, Topco LLC.

For a description of the Organizational Transactions and this offering, refer to the section entitled “Organizational Structure.”

Note 2: Transaction Accounting Adjustments to Unaudited Pro Forma Condensed and Consolidated Balance Sheets

(AA)

Reflects the issuance of Class V common stock, which provide no economic rights, to certain LLC Unitholders on a one-to-one basis with the number of Class A Units owned by such holders, for nominal consideration, as described in greater detail under “Organizational Structure.”

Note 3: Offering Adjustments to Unaudited Pro Forma Condensed and Consolidated Balance Sheet

(BB)

Represents the net proceeds of approximately $        million based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(CC)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other costs directly associated with this offering and are recorded in current assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital. There were initially $30.1 million of deferred offering costs recorded in prepaid assets as of September 30, 2022, and $        million of additional deferred offering costs that the company expects to incur prior to this offering which were recorded to accrued expenses and other current liabilities with a corresponding reduction to additional paid-in capital.

(DD)

Reflects use of proceeds from this offering to repay $        million of indebtedness under the First Lien Term Loan Facility, under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, repay $         million of outstanding indebtedness under the Revolving Credit Facility, under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, and repay $        million of indebtedness under the Related Party Note, under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022.

(EE)

Reflects derecognition of debt discount and deferred debt issuance cost in connection with the use of proceeds from this offering to partially extinguish indebtedness under the First Lien Term Loan Facility.

(FF)	Reflects the impact of certain share-based compensation awards with performance conditions fulfilled upon completion of this offering.

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Note 4: Transaction Accounting Adjustments to Unaudited Pro Forma Statements of Operations for the fiscal year ended March 31, 2022

The pro forma adjustments included in the unaudited pro forma condensed and consolidated statement of operations for the Omnitracs Acquisition and Refinancing Transactions are as follows:

(A)

The Company recorded $2.6 million of nonrecurring transaction costs related to the Omnitracs Acquisition in the historical financial statements for the fiscal year ended March 31, 2022. There were no remaining transaction costs related to the Omnitracs Acquisition that were not recorded in the historical statement of operations of the Company for the fiscal year ended March 31, 2022.

(B)

To record additional interest expense as a result of the Refinancing Transactions in the amount of $33.9 million from April 1, 2021 to the actual refinancing date of June 4, 2021 within the fiscal year ended March 31, 2022.

A 1⁄8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $9.9 million for the fiscal year ended March 31, 2022.

Loss on the extinguishment of debt related to derecognition of remaining unamortized debt issuance costs and debt discount in connection with the Refinancing Transactions in the amount of $111.4 million has been included within other expense (income), net in the historical statement of operations for the fiscal year ended March 31, 2022.

(C)

To adjust compensation expense in the amount of $(0.5) million as a result of the modification or issuance of additional equity awards, and granting of employee retention bonuses in connection with the Omnitracs Acquisition for the fiscal year ended March 31, 2022.

Included within the Company’s financial information above is a non-recurring expense incurred due to the modification of certain stock options which resulted in certain equity classified awards being prospectively classified as liability awards. This modification resulted in the recognition of previously unrecognized compensation expense related to the modified awards in the amount of $114.8 million for the year ended March 31, 2022.

Additionally, included within the Company’s financial information above is a non-recurring expense related to the awarding of fully vested equity classified RSUs in Solera Global Corp. to certain employees in connection with completion of the merger between Solera and DealerSocket. These RSUs resulted in approximately $30.0 million of share-based compensation expense for the year ended March 31, 2022.

(D)

Reflects the adjustment to record additional amortization and depreciation expense as a result of fair value adjustments to intangible assets and property, plant and equipment acquired in the Omnitracs Acquisition.

(E)

Reflects reclassification adjustments to cost of revenues, excluding depreciation and amortization, research and development, selling, general and administrative expense, acquisition and related costs, asset impairment charges, and other expense (income) to align the financial statement presentation of Omnitracs with that of Solera Global Corp. for the year ended March 31, 2022.

(F)

Reflects impact of fair value adjustments related to deferred revenue, deferred cost of sales, and deferred sales commissions as a result of the Omnitracs Acquisition. As part of the Omnitracs Acquisition, the Company adjusted deferred cost of sales and deferred sales commissions to a fair value of zero. The Company also recorded a fair value adjustment to reduce deferred revenue by $27.4 million for the year ended March 31, 2022. To reflect the impact of the transaction as if it occurred on April 1, 2021, the Company reversed historical amortization of deferred cost of sales and deferred sales commission for the period of April 1, 2021 through June 3, 2021. The Company also reduced historical revenue recognition through amortization of the fair value adjustment to deferred revenue for the period of April 1, 2021 through June 3, 2021.

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(G)	Reflects adjustments to reduce rent expense related to amortization of unfavorable leases acquired in the Omnitracs Acquisition.

(H)

Reflects adjustments to reverse the impacts of fair value adjustments associated with warrants on Solera Global Holding Corp. equity, which were exercised in connection with the merger of Solera Global Corp. and DealerSocket and the Omnitracs Acquisition.

(I)

Reflects a reversal of fair value adjustments on derivative liabilities which were settled in connection with the redemption of Solera Global Holding Corp. Series A and B preferred stock as a result of the completed merger transactions.

(J)

Reflects the reversal of preferred returns for Solera Global Holding Corp. Series A and B preferred shares which were settled in connection with the merger of Solera Global Corp. and DealerSocket and the Omnitracs Acquisition. As such, the preferred return due to holders of Series A and B preferred shares will no longer be earned.

(K)

Reflects the tax impact of the Transaction Accounting Adjustments described above based on the highest statutory rate for each applicable jurisdiction for the period presented. We have determined it is not more-likely-than not that the U.S. federal and state tax benefits associated with certain deferred tax assets arising from these adjustments would be realized. As a result, the unaudited pro forma condensed and consolidated statement of operations does not reflect an adjustment for the U.S. tax impact of the Transaction Accounting Adjustments for certain legal entities.

(L)

Solera Global Corp. is subject to U.S. federal, state, local and foreign income taxes. After the acquisition of Topco LLC, we are subject to U.S. federal income taxes, in addition to applicable state taxes, with respect to our allocable share of any net taxable income of Topco LLC. We have determined it is not more-likely-than-not that the tax benefits associated with the deferred tax assets arising from our investment in Topco LLC will be realized. As a result, the unaudited pro forma condensed and consolidated statements of operations do not reflect an adjustment for deferred tax benefits associated with Topco LLC activities.

Note 5: Offering Adjustments to Unaudited Pro Forma Statements of Operations for the six months ended September 30, 2022 and the fiscal year ended March 31, 2022

The pro forma adjustments included in the unaudited pro forma statement of operations to adjust for the financing/offering are as follows:

(M)

Reflects the impact of additional compensation expense recognized as a result of certain share-based compensation awards with performance conditions becoming probable of vesting in connection with completion of the offering. Additional share-based compensation charges of $        million and $        million are reflected for the six months ended September 30, 2022 and the year ended March 31, 2022, respectively.

(N)

Reflects reduction in interest expense associated with the use of proceeds from the offering to partially repay $        million and $         million of indebtedness from the First Lien Term Loan Facility and the Revolving Credit Facility, respectively, and to repay in full $        million of indebtedness under the Related Party Note. Reduction of interest expense was $        million and $        million for the six months ended September 30, 2022 and the year ended March 31, 2022, respectively.

(O)

Reflects write-off of debt discount and deferred debt issuance costs of $        million and $        million in connection with the partial repayment of indebtedness from the First Lien Term Loan Facility with proceeds of the offering for the six months ended September 30, 2022 and year ended March 31, 2022, respectively.

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(P)

We have determined it is not more-likely-than not that the U.S. federal and state tax benefits associated with deferred tax assets arising from the Offering Adjustments would be realized. As a result, the unaudited pro forma condensed and consolidated statement of operations does not reflect an adjustment for the tax impact of these adjustments.

Note 6: EPS

The weighted average number of shares underlying the basic loss per share calculation reflects only the shares of Class A common stock outstanding after the offering. Pro forma diluted loss per share is computed by adjusting the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. However, as Solera Global Corp. is in a net loss position, all securities are considered antidilutive, as they would only further reduce the net loss per share. Shares of Class V common stock are not participating securities and therefore are not included in the calculation of pro forma basic earnings per share.

As of the date of the offering, there are                LLC Units (consisting of Class A Units and Class B Units) representing a         % economic interest in Topco LLC, and a number of shares of Class V common stock equal to the number of Class A Units held by existing owners. LLC Units are, from time to time, exchangeable for shares of Class A common stock or, at our election, in the case of the Class A Units for cash from a substantially concurrent public offering or private sale. Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock for cancellation to effectuate such an exchange. These awards were excluded from the calculation of the diluted EPS as Solera Global Corp. is in a loss position in the periods presented.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted loss per share.

	For the Six Months Ended September 30, 2022	For the Year Ended March 31, 2022
Net income (loss) per share of Class A common stock	$	$
Numerator:
Pro forma as adjusted net loss attributable to Solera Global Corp. shareholders (basic and diluted) (1)	$	$

Denominator:
Pro forma as adjusted weighted average of shares of Class A common stock outstanding (basic)
Pro forma as adjusted weighted average of shares of Class A common stock outstanding (diluted)

Basic net income (loss) per share of Class A common stock	$	$
Diluted net income (loss) per share of Class A common stock	$	$

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Solera Global Corp. should be read together with our audited financial statements and the notes to those statements, which include the operating results for Solera and DealerSocket on a consolidated basis for the fiscal years ended March 31, 2022, 2021 and 2020, respectively, our unaudited financial statements and the notes to those statements which include the operating results for Solera and DealerSocket on a condensed and consolidated basis for the six months ended September 30, 2022, and 2021, and the section entitled “Unaudited Pro Forma Financial Statements.” Operating results for the fiscal years ended March 31, 2021 and 2020 do not include the operating results of Omnitracs or Spireon. Omnitracs operating results are included in the operating results for the fiscal year ended March 31, 2022 and the six months ended September 30, 2022, and 2021, from the date of acquisition, June 4, 2021. Spireon operating results are included in the operating results for the fiscal year ended March 31, 2022 from the date of acquisition, March 1, 2022, and for the six months ended September 30, 2022. This discussion and analysis reflects historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Organizational Transactions, including the completion of this offering. See “Organizational Structure.” References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to the “Company,” “we,” us” and “our” refer to Solera Global Corp. and its consolidated subsidiaries. See “Basis of Presentation” for more information.

All percentage amounts and ratios were calculated using the underlying data in thousands. The operating results presented within this section are not necessarily indicative of the results that may be expected for any future period. We describe the effects on our results that are attributed to the change in foreign currency exchange rates by measuring the incremental difference between translating the current and prior period results at the average rates for the same period from the prior year. This discussion and analysis contains forward-looking statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the sections entitled “Risk Factors” and “Forward Looking Statements.” In addition, we regularly review the following Non-GAAP measures when assessing our performance: Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items. See “Key Performance Indicators and Non-GAAP Financial Measures” for more information.

Overview

We are the global leader in vehicle lifecycle management, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through many decades of solving complex operational and business challenges facing our approximately 300,000 customers who operate in more than 100 countries across six continents. We believe there is no other company in the world that competes with us across our entire portfolio of software services and data assets. By using our AI-enabled product suites, proprietary datasets, and powerful innovation engines, we deliver independent and objective solutions to support business-critical workflows. These include touchless claims processing and related workflows, vehicle diagnostic data and parts services, driver safety and risk assessment, dealer management, digital retailing and commercial fleet management systems.

We have a differentiated and global business organized around four segments:

•

Vehicle Claims. In this segment, we provide P&C insurers, and OEMs, among others, software and services that automate traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

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•

Vehicle Repair. In this segment, we provide repair facilities and parts suppliers digital workflow applications, OEM technical and diagnostic data, parts information, and experience-based repair solutions.

•

Vehicle Solutions. In this segment, we provide dealerships software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers and managing inventory and resale of used vehicles and parts, provenance check and car valuation, as well as underwriting risk solutions for insurers.

•

Fleet Solutions. In this segment, we provide fleet operators a comprehensive suite of video safety and driver monitoring solutions, telematics, routing and navigation tools, and transportation intelligence.

Each segment is underpinned by our global capabilities, deep domain and data expertise, leading brands, and modern technology. Collectively, we support the entire lifecycle of a vehicle from purchase, underwriting insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation, to resale.

Our comprehensive solution suite, combined with our deep domain expertise and data advantage, create a compelling value proposition for our customers. As of September 30, 2022, we served approximately 300,000 customers across various end-markets including P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators.

We efficiently reach our customers through our proven direct go-to-market strategies. We acquire customers directly by leveraging: (i) our local in-country field sales who are focused on enterprise customers and account management, (ii) our inside sales teams who focus on small- and medium-sized customer relationships, and (iii) our sales operations teams, who manage our broader pipeline of new opportunities. We also acquire customers indirectly by partnering with strategic channel partners and other third-party relationships to penetrate new markets quickly and efficiently.

In June 2021, we entered into a merger agreement with, among other parties, DealerSocket, a leading provider of SaaS-based solutions for automotive dealerships such as DMS and inventory management systems. Through the merger, we have further broadened and differentiated our solution offering for automotive dealerships. Previously, Solera, DealerSocket and their respective subsidiaries were standalone entities under common control of Vista Equity Partners Fund V, L.P., an affiliated investment fund of investment firm Vista.

The merger transaction with DealerSocket represents a change in reporting entity and therefore, is presented retrospectively for all periods presented such that our audited annual and unaudited interim financial statements are presented on a consolidated basis.

Concurrently in June 2021, we acquired Omnitracs, a leading provider of SaaS-based fleet management and data analytics solutions. The Omnitracs Acquisition represents a significant acquisition under Rule 3-05 of Regulation S-X and its standalone consolidated financial statements for its fiscal year ended September 30, 2020 and six months ended March 31, 2021 are presented separately elsewhere in this prospectus. See “Acquisition of Omnitracs”.

In March 2022, we acquired Spireon, a leading provider of device-independent aftermarket telematics solutions for over 13,000 small and medium and enterprise customers in North America, and one of the largest cloud-native IoT platforms in the U.S. by units. By equipping cars, trucks, trailers and other mobile assets with GPS devices and sensors, Spireon turns vehicles into connected vehicles.

The Spireon Acquisition is strategically aligned with Solera’s existing fleet and dealership growth strategies and expands Solera’s overall customer base. Bringing together Spireon’s IoT platform and Solera’s data assets creates a powerful, intelligent network that we believe improves safety, efficiency, and productivity across the vehicle lifecycle. The Spireon Acquisition also is expected to add opportunities for cross-selling and solution integration that will ultimately benefit customers.

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Our Revenue Model

The business-critical nature and deep integration of our software into our customers’ internal systems and operating workflows has historically translated to a substantial portion of our revenues that are recurring in nature because the revenues are either subscription-based or highly re-occurring transaction-based.

For the fiscal year ended March 31, 2022, 93.4% of our total revenues were recurring. These revenues are comprised of both software-subscription and transaction-related fees.

•

Software-subscription revenue. Our software-subscription revenue is comprised of maintenance and licensing fees that are based on a fixed monthly or annual rate per user charged to our customers. We earn fees for: (i) fixed monthly amount for a prescribed number of transactions; (ii) fixed monthly subscription rate; and (iii) price per set of services rendered.

•

Transaction-related revenue. Our transaction-related revenue is comprised of transaction fees on a fixed or variable rate per transaction. We earn transaction-related fees for transactions such as estimations, auto claims, vehicle repairs, and vehicle validations. We earn implementation and project-related fees for (i) customization, (ii) upgrades and (iii) futurization, in each instance tailored to the specific customer.

Additionally, much of our revenue is visible and predictable from our existing customers. We expand within our existing customer base by adding more users, increasing transactions per customer, launching additional products, and through pricing and packaging our services.

We believe the depth and breadth of our solutions help our customers manage their business and get paid faster and with less friction. This enables us to develop long-standing relationships with our customers, which in turn drives strong retention and significant cross-selling opportunities. As of the end of our fiscal year 2022, our average tenure with our top 50 largest customers by revenue was more than 15 years, and with our top 10 largest customers by revenue was more than 20 years. This includes some customer relationships that are multiple decades long.

While we continue to invest in product innovation and data analytics, our business requires minimal incremental capital expenditures and working capital to support additional revenue within our existing business lines.

Effects of the Organizational Transactions on Our Corporate Structure

Solera Global Corp. was incorporated in Delaware and formed for the purpose of this offering and, prior to December 27, 2021, had not conducted any business transactions or activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. We are a holding company and the sole managing member of Holding LLC and, upon consummation of the Organizational Transactions and this offering and the application of net proceeds therefrom, our sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC. For more information regarding our reorganization and holding company structure, see “Organizational Structure—Organizational Transactions.” Solera Global Corp. will have no interest in any operations other than those of Holding LLC and Topco LLC and its consolidated subsidiaries. Solera Global Holding Corp., the former parent entity of Topco LLC and the predecessor of the issuer, was merged with and into a subsidiary of Solera Global Corp. on December 27, 2021, and Solera Global Corp. became the parent entity of Holding LLC. The financial information presented in this prospectus, including the historical financial statements of Solera Global Holding Corp. and its consolidated subsidiaries, reflect these internal transactions with Solera Global Corp. on December 27, 2021. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021. Solera Global Corp. will be the reporting entity following this offering.

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As a result of the merger described above, Solera Global Corp., through Holding LLC, indirectly acquired approximately 90% of the Topco LLC’s outstanding common units and has the ability to appoint the majority of board seats. Further, the minority owners do not hold any participating or blocking rights. As such, we have determined that Topco LLC is a voting interest entity and under the control of Solera Global Corp. through its subsidiaries.

Topco LLC has been treated as a pass-through entity for U.S. federal income tax purposes and accordingly has not been subject to U.S. federal income tax. Certain wholly-owned subsidiaries of Topco LLC are taxed as either disregarded entities or corporations for U.S. federal and most applicable state, local income tax and foreign tax purposes. After consummation of this offering, Topco LLC will continue to be treated as a pass-through entity for U.S. federal income tax purposes, and certain subsidiaries will continue to be taxed as corporations for U.S. federal and most applicable state, local income tax and foreign tax purposes. As a result of its ownership of LLC Units in Topco LLC through its consolidated subsidiary, Holding LLC, Solera Global Corp. will be subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Topco LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations and we will be required to make payments under the Tax Receivable Agreement to the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of exchanges and certain tax attributes of Solera Global Corp. and Omnitracs Topco, LLC, and its subsidiaries and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. Assuming no changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to future exchanges of LLC Units and certain tax attributes of Solera Global Corp., Topco LLC, and its subsidiaries to be approximately $                 million and to range over the next 15 years from approximately $                 million to $                 million per year. As a result, we expect that aggregate payments under the Tax Receivable Agreement over this 15-year period will range from approximately $                 million to $                 million. These estimates are based on an initial public offering price of $                 per share of Class A common stock. Future payments in respect of subsequent exchanges or financings would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates, and the actual payments could differ materially. We expect to fund these payments using cash on hand and cash generated from operations. See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC.” and “Organizational Structure—Tax Receivable Agreement.”

Macroeconomic Trends

The ongoing COVID-19 pandemic and other macroeconomic conditions have negatively impacted worldwide economic activity by causing widespread disruptions of supply chains and freight and shipping channels, increased prices for many goods and services, labor shortages, delayed or reduced spending on information technology products, and significant volatility and disruption of financial markets. While the negative impacts directly attributable to the COVID-19 pandemic have continued to varying degrees, the Russian invasion of Ukraine in the first quarter of fiscal year 2023 has caused further economic instability and contributed to further price increases for a wide variety of goods and services, resulting in significant inflationary pressure in the United States, Europe, and other regions of the world. In response to concerns over ongoing inflationary risks, the United States Federal Reserve and other central banks began to raise interest rates significantly during the first half of fiscal year 2023 and signaled the expectation of further interest rate increases in the future, which may impact the Company’s debt that is subject to variable interest rates and result in rising cash interest payments. In addition, the increase in global economic uncertainty has resulted in the U.S. dollar increasing in value relative to the currencies of other countries in which our operations are located, including the British Pound and Euro. We are continuously monitoring these global events and other macroeconomic developments and how they may impact us directly or indirectly as a result of the effects on our customers and suppliers.

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2020 Restructuring Plan

In February 2020, and subsequent to that date, we announced a global restructuring plan that allowed for better alignment of resources while removing redundancies (the “Restructuring Plan”). The Restructuring Plan was executed in accordance with applicable legal and regulatory processes and includes, among other things, consolidation of facilities and a reduction of employee headcount. We continue to evaluate additional near and medium term opportunities to further enhance the efficiency of our global operations, including with respect to the on-going integration of our recently acquired businesses.

Key Factors Affecting Our Performance

The following are key factors that affect our operating results and financial performance:

Expansion of Our Relationships with Existing Customers. Our revenue grows as we address the evolving needs of our existing customers and, as such, customers increase usage of our platforms. As they realize the benefits of our solutions, our customers often increase the volume and types of transactions processed on our platforms. We also experience growth from existing customers when we introduce new solutions and services that are adopted by existing customers and as we expand our solutions and services to new geographies with such existing customers.

Acquisition of New Customers Globally. Sustaining our growth requires continued adoption of our solutions, services, and data by new customers. Our financial performance depends in large part on the overall demand for our solutions, services and data. We will continue to invest in our efficient go-to-market strategies as we further penetrate our addressable markets to acquire new customers globally. We are focused on the effectiveness of sales and marketing spending and will continue to be strategic in maintaining efficient customer acquisition costs, including adjusting spending levels as needed in response to changes in the economic environment and the industry.

Investments in Technology and Development. We make significant investments in both new solutions and enhancements to our existing solutions. We will continue to adopt emerging technologies and invest in the development of more features and functionality. While we expect our expenses related to technology and development to increase, we believe these investments will contribute to long-term growth and profitability.

Seasonality. Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter versus the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third and fourth quarters in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. Our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

Strategic Acquisitions. From time to time, we may pursue acquisitions as part of our ongoing growth strategy. While these acquisitions are intended to add long-term value, in the short term they may add redundant operating expenses or additional carrying costs until the underlying value is unlocked. Our ability to successfully pursue strategic acquisitions depends upon a number of factors, including sustained execution of a disciplined and selective acquisition strategy and our ability to effectively integrate targeted companies or assets into our model and grow our business.

Economic Conditions. Economic conditions that result in changes in automobile usage, number of miles driven, number of insurance claims made, damaged vehicle repair costs, sales of new and used vehicles, and used vehicle retail and wholesale values could affect the types and volume of transactions processed on our platforms, thus resulting in fluctuations to our revenue streams.

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Factors Affecting Comparability of Our Operating Results

Below is a summary description of several factors that have or may have an effect on comparability of our operating results between periods.

Acquisition of Omnitracs

In June 2021, we acquired Omnitracs in an all-equity non-taxable exchange with Vista Equity Partners Fund IV, L.P. and certain of its affiliated investment funds. Omnitracs is a premier provider of full-suite fleet management for commercial vehicles and the acquisition marked our significant expansion into the fleet management market.

The aggregate purchase consideration in connection with the closing of the Omnitracs Acquisition was $975.1 million, comprised of 119,281 common shares of Solera Global Corp. exchanged with a fair value of $2,524 per common share and 7.8% equity interest in Solera, LLC and DealerSocket LLC, which hold the operations of Solera and DealerSocket, respectively. Additionally, immediately following the closing of the acquisition, we repaid $1.1 billion of debt on acquiree’s behalf.

The Omnitracs Acquisition was not included in the results shown for the fiscal years ended March 31, 2021 and 2020. Omnitracs has been reflected in the results shown for the fiscal year ended March 31, 2022 and for the six months ended September 30, 2021 from the date of acquisition, June 4, 2021 and for the full six month period ended September 30, 2022.

In addition, on October 1, 2020, a subsidiary of Omnitracs acquired SmartDrive Systems, Inc. (“SmartDrive”), a leading provider of video-based safety solutions to the transportation and logistics industry, in exchange for the aggregate purchase price consideration of $450.0 million composed of cash, rollover equity of $45.0 million, and additional debt financing. The SmartDrive acquisition was not included in the Omnitracs results shown for the Omnitracs fiscal years ended September 30, 2020 and 2019. SmartDrive has been reflected in the Omnitracs results for periods following the date of acquisition, October 1, 2020.

Acquisition of Spireon

On January 12, 2022, the Company, through its subsidiary Omnitracs, LLC, entered into a Stock Purchase Agreement with Spireon Holdings, L.P., Spireon Holdings, Inc. and Spireon- ATS Holdings, Inc., to acquire all outstanding shares of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. from Spireon Holdings, L.P. for $776.3 million, payable in (i) a closing payment in cash of $393.2 million, (ii) a deferred cash payment in the amount of $125.0 million, which was paid on September 6, 2022, (iii) a series of potential earn-out payments if certain revenue and profitability metrics are met for calendar year 2022 in an amount not to exceed $87.5 million payable in the first quarter of 2023 and (iv) 24,221.57 Class A Units of Topco LLC’s equity interests, representing fair value consideration of $212.5 million. The Spireon Acquisition closed on March 1, 2022. The Spireon Acquisition was not included in the results shown for the fiscal years ended March 31, 2021 and 2020 Spireon has been reflected in the results shown for the fiscal year ended March 31, 2022 from March 1, 2022, the date of acquisition, and for the full six month period ended September 30, 2022.

Credit Facilities

On June 4, 2021 (the “Refinancing Date”), we refinanced our existing indebtedness. In connection with the refinancing, we entered into (1) the First Lien Credit Agreement, which provides for the First Lien Term Loans in an aggregate principal amount of $3,380.0 million, €1,200.0 million and £300.0 million and the Revolving Credit Facility in an aggregate principal amount of $500.0 million and (2) the Second Lien Credit Agreement, which provides for the Second Lien Term Loans in an aggregate principal amount of $2,500.0 million. The Revolving Credit Facility contains a sublimit for the issuance of certain letters of credit of $175.0 million.

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The proceeds of this refinanced indebtedness were used primarily to retire our legacy debt and preferred stock as well as debt related to the Omnitracs Acquisition.

In connection with the Spireon Acquisition mentioned above, the Company and certain of its subsidiaries borrowed the Spireon Borrowings, which included (i) the “Incremental First Lien Term Loans” under the First Lien Credit Agreement in an aggregate principal amount of $300.0 million and (ii) Revolving Loans under the Revolving Credit Facility in an aggregate principal amount of $100.0 million. The Incremental First Lien Term Loans have the same terms as, and constitute a fungible class of term loans with, the First Lien Term Loans denominated in U.S. dollars borrowed in June 2021. Net proceeds of the Spireon Borrowings, together with cash on hand, were used to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and the Spireon Borrowings.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note. Interest on the Related Party Note accrues at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Interest expense incurred for the six months ended September 30, 2022 totaled $1.4 million. The Related Party Note was amended and restated on April 12, 2022. Prior to the amendment of the Related Party Note, the principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, was due at maturity on April 13, 2022. Following the amendment, the maturity date was extended to April 12, 2023 and the interest rate on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 1.95%. The Company used the proceeds to pay down a portion of the Revolving Loans.

Foreign currency

During the six months ended September 30, 2022, and 2021, and fiscal years ended March 31, 2022, 2021 and 2020, we generated a significant portion of our revenues and incurred a significant portion of our costs, in currencies other than the U.S. dollar, primarily the Euro, Pound Sterling, Swiss franc, Mexican peso, and Canadian dollar. We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period for the consolidated statements of loss and certain components of consolidated equity and the exchange rate at the end of that period for the consolidated balance sheet. These translations resulted in foreign currency translation adjustments in each of the periods presented.

Interest Rates and Interest Expense

As of September 30, 2020, we had $7.9 billion of variable rate indebtedness. For the six months ended September 30, 2022 and 2021, we had cash interest expense of $305.0 million and $189.3 million, respectively. For the fiscal year ended March 31, 2022, 2021 and 2020, we had cash interest expense of $401.4 million, $308.3 million and $322.6 million, respectively. Fluctuations in interest rates and the amount of debt outstanding impacts our operating results and impairs the ability of investors to compare results in different periods.

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Exchange rates between most of the major foreign currencies used to transact business and the U.S. dollar have fluctuated significantly over the last few years, and we expect that they will continue to fluctuate. In particular, the economies of countries in Europe have been experiencing weakness associated with ongoing conflict in Ukraine, high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the Pound Sterling and the Euro, including instability surrounding the withdrawal of the U.K. from the E.U., referred to as Brexit. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Mexican pesos, Canadian dollars and other foreign currencies. The following table provides the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2020:

Period	Average Euro-to-U.S. Dollar Exchange Rate	Average Pound Sterling-to-U.S. Dollar Exchange Rate
Quarter Ended June 30, 2019	1.12	1.29
Quarter Ended September 30, 2019	1.11	1.23
Quarter Ended December 31, 2019	1.11	1.29
Quarter Ended March 31, 2020	1.10	1.28
Quarter Ended June 30, 2020	1.10	1.24
Quarter Ended September 30, 2020	1.17	1.29
Quarter Ended December 31, 2020	1.19	1.32
Quarter Ended March 31, 2021	1.21	1.38
Quarter Ended June 30, 2021	1.20	1.40
Quarter Ended September 30, 2021	1.18	1.38
Quarter Ended December 31, 2021	1.14	1.35
Quarter Ended March 31, 2022	1.12	1.34
Quarter Ended June 30, 2022	1.07	1.26
Quarter Ended September 30, 2022	1.01	1.18

During the six months ended September 30, 2022, as compared to the six months ended September 30, 2021, the U.S. dollar strengthened versus the Euro by 12.9% and strengthened versus the Pound Sterling by 12.1%, respectively, which on a net basis decreased revenues and expenses for the six months ended September 30, 2022. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our businesses would have resulted in a decrease or increase, as the case may be, to our consolidated revenues of $22.2 million and $24.5 million during the six months ended September 30, 2022 and 2021, respectively.

During the fiscal year ended March 31, 2022, as compared to the fiscal year ended March 31, 2021, the U.S. dollar strengthened versus the Euro by 0.3% and weakened versus the Pound Sterling by 4.6%, respectively, which on a net basis increased revenues and expenses for the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2021, as compared to the fiscal year ended March 31, 2020, the U.S. dollar weakened versus the Euro by 4.9% and weakened versus the Pound Sterling by 2.7%, respectively, which on a net basis increased revenues and expenses for the fiscal year ended March 31, 2021. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact our businesses would have resulted in a decrease or increase, as the case may be, to our consolidated revenues of $46.0 million, $39.4 million, and $40.3 million during the fiscal years ended March 31, 2022, 2021, and 2020, respectively.

Costs of being a Public Company

To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including public reporting obligations, increased directors and increased officers insurance expenses, increased professional fees for

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accounting, proxy statements, shareholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees, legal fees and offering expenses.

Other factors

Other factors that have or may have an effect on our operating results include:

•	gain and loss of customers;

•	pricing pressures;

•	acquisitions, joint ventures or similar transactions;

•	expenses to develop new software or services; and

•	expenses, including variable interest rate changes and associated cash interest expense increases, and restrictions related to indebtedness.

We do not believe inflation has had a material effect on our financial condition or results of operations in recent years. Inflation impacts all our operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. See “Impact of Inflation” for further discussion.

Key Performance Indicators and Non-GAAP Measures

We believe that the following metrics are key financial and operational measures of our success. Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items are financial measures that are not a recognized term under U.S. generally accepted accounting principles (“GAAP”). The presentation of non-GAAP measures is not meant to be considered in isolation or as an alternative to GAAP measures.

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Recurring and Non-Recurring Revenue

We breakout our Revenues into Recurring and Non-Recurring Revenues to assess the nature of our sales performance between periods. Our revenues are generated mainly using recurring subscription, usage based pricing and other types of revenues such as professional services. Our recurring revenue stream that is made up of the subscription and re-occurring transaction revenue is a key measure of the resiliency of the business. Our non-recurring revenue streams consist of one-time/one-off sales, where the future occurrence is not expected on regular intervals or cannot be predicted with a high level of certainty. These revenues consist of implementation revenues, training revenues, hardware and project-related fees. The following tables disaggregate Revenue, as presented on the face of the Statements of Operations, between Recurring and Non-Recurring Revenues.

	Six Months Ended September 30,
	2022	2021	Change
Recurring Revenue	$1,027,726	$1,007,414	$20,312	2.0%
Non-Recurring Revenue	141,763	53,034	88,729	167.3%

Total Revenue	$1,169,489	$1,060,448	$109,041	10.3%

	Fiscal Years Ended March 31,
	2022	2021	Change
Recurring Revenue	$2,059,387	$1,607,719	$451,668	28.1%
Non-Recurring Revenue	145,689	53,796	91,893	170.8%

Total Revenue	$2,205,076	$1,661,515	$543,561	32.7%

	Fiscal Years Ended March 31,
	2021	2020	Change
Recurring Revenue	$1,607,719	$1,661,723	$(54,004)	(3.2)%
Non-Recurring Revenue	53,796	48,699	5,097	10.5%

Total Revenue	$1,661,515	$1,710,422	$(48,907)	(2.9)%

Revenue and Revenue Growth of our Top Customers

Our business is highly diversified, both in terms of customer count and customer segmentation. Our customers range from large enterprise customers to small body shops and mechanical shops. Given this diversification in customer size, unit economics across our different reporting segments and countries in which we do business, we do not use standard retention metrics, such as gross or net revenue retention, to manage our business.

We rely on the network effects of our strong relationships with large enterprise customers across the vehicle lifecycle to drive increased adoption by smaller size customers that also rely on our data and solutions. For example, we serve all of the top 20 auto insurers in the world based on market share, which results in a natural dependency for body shops and assessors to use our solutions so they can process vehicle claims with such insurers. Similarly, our long-term relationships with large OEMs help us to further penetrate vehicle dealership customers with their customer relationship management, marketing and service and maintenance solutions. These network effects are reinforced by the robustness of our solutions and the accuracy of our data.

The revenue growth measure within our top 50, 200 and 1,000 largest customers allows us to evaluate, the strength of our relationships with these customers. These top 50, 200 and 1,000 largest customers represented approximately 20%, 30% and 50%, respectively, of our total revenue for each of fiscal year 2022, 2021 and 2020. In fiscal year 2022, our revenue growth associated with our top 50, 200 and 1,000 largest customers relative to fiscal year 2021 was 17.1%, 22.0% and 30.1%, respectively, and revenue decrease of 6.3%, 5.4% and

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4.5%, respectively, in fiscal year 2021 relative to fiscal year 2020. Growth in revenue for our top 50, 200 and 1,000 largest customers in fiscal year 2022 was driven by recovery from the COVID-19 pandemic as well as the Omnitracs Acquisition. The decrease in revenue in the top 50, 200 and 1,000 largest customers in fiscal year 2021 was primarily because of the COVID-19 pandemic, which resulted in less transactional revenue from existing customers when countries enforced lockdown in many markets in which we do business.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin, as used herein, are non-GAAP financial performance measures that are presented as supplemental disclosures and are reconciled to net income (loss) and net income (loss) margin, respectively, as the most directly comparable GAAP measures. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs, asset impairment charges, acquisition and related costs, litigation related expenses, other income and expense items (including special non-recurring items), share-based compensation, and management charges. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue.

We use Adjusted EBITDA and Adjusted EBITDA Margin to monitor and evaluate the performance of our business operations, facilitate internal comparisons of our operating performance, and to analyze and evaluate decisions regarding future budgets and initiatives. We rely on Adjusted EBITDA and Adjusted EBITDA Margin to review and assess our operating performance and our management team in connection with our executive compensation and bonus plans.

Adjusted EBITDA is also the key profitability metric used by our Chief Operating Decision Maker, our Chief Executive Officer, in his evaluation of segment performance. We also monitor changes in Adjusted EBITDA Margin by segment, by percentages and basis points (“bps”). Basis points are calculated by multiplying the period change in Adjusted EBITDA Margin by 10,000 units (5% change year-over-year = 500 bps).

Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as an analytical tool, and neither should be considered in isolation or as a substitute for net income (loss) or net income (loss) margin, respectively, and other consolidated income statement data as reported under GAAP. The following indicate limitations of Adjusted EBITDA and Adjusted EBITDA Margin instead of net income (loss) and net income (loss) margin, respectively, as an analytical tool.

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our tax expense or the cash requirements to pay our taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin may be different from similarly titled non-GAAP measures used by other companies; and

•

Adjusted EBITDA and Adjusted EBITDA Margin include adjustments that represented a cash expense or that represented a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charge.

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Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as a replacement for net income (loss) or net income (loss) margin, respectively, or as a measure of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental information. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures that are reconciled to GAAP net income (loss) and GAAP net income (loss) margin, respectively, in the table below.

The following tables set forth the reconciliation of Adjusted EBITDA to net income (loss) and the presentation of Adjusted EBITDA Margin and net income (loss) margin, in each case, the most directly comparable GAAP measure, and the calculation of Basis Points. The dollar amounts shown below are in thousands:

	Six Months Ended September 30,
	2022	2021
Net income (loss)	$197,726	$(233,558)
Add: Income tax provision (benefit)	66,631	(12,780)

Net income (loss) before income tax provision	264,357	$(246,338)
Add: Depreciation and amortization	212,780	182,631
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	1,391	14,195
Add: Asset impairment charges (2)	5,306	5,576
Add: Acquisition and related costs (3)	13,546	26,567
Add: Litigation related expenses (4)	3,840	6,038
Add: Interest expense	290,619	214,986
Add: Other (income) expense, net (5)	(343,798)	84,592
Add: Share-based compensation expense (6)	(435)	170,942
Add: Management charges (7)	6,289	2,745

Adjusted EBITDA	$453,895	$461,934

	Six Months Ended September 30,
	2022	2021
Revenues	$1,169,489	$1,060,448
Net income (loss)	197,726	(233,558)
Net income (loss) margin (% of Revenues)	16.9%	(22.0)%
Add: Income tax provision (benefit) (% of Revenues)	5.7%	(1.2)%
Add: Depreciation and amortization (% of Revenues)	18.2%	17.2%
Add: Restructuring charges and other costs associated with exit and disposal activities (% of Revenues)	0.1%	1.3%
Add: Asset impairment charges (% of Revenues)	0.5%	0.5%
Add: Acquisition and related costs (% of Revenues)	1.2%	2.5%
Add: Litigation related expenses (% of Revenues)	0.3%	0.6%
Add: Interest expense (% of Revenues)	24.9%	20.3%
Add: Other (income) expense, net (% of Revenues)	(29.4)%	8.0%
Add: Share-based compensation expense (% of Revenues)	—%	16.1%
Add: Management charges (% of Revenues)	0.5%	0.3%

Adjusted EBITDA Margin (% of Revenues)	38.8%	43.6%

Basis Points (change in net loss margin % *10,000)	3,890
Basis Points (change in Adjusted EBITDA Margin % *10,000)	(480)

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	Fiscal Years Ended March 31,
	2022	2021	2020
Net loss	$(277,792)	$(232,883)	$(472,187)
Add: Income tax expense (benefit)	59,979	33,893	(158,884)

Loss before income taxes	(217,813)	(198,990)	(631,071)
Add: Depreciation and amortization	400,828	313,450	355,645
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	16,088	20,308	23,605
Add: Asset impairment charges (2)	15,855	11,340	290,223
Add: Acquisition and related costs (3)	88,987	4,807	40,950
Add: Litigation related expenses (4)	2,823	3,699	7,821
Add: Interest expense	465,032	326,687	356,944
Add: Other expense (income), net (5)	(24,501)	192,279	92,991
Add: Share-based compensation expense (6)	199,983	10,380	2,817
Add: Management charges (7)	4,218	5,256	4,903

Adjusted EBITDA	$951,500	$689,216	$544,828

	Fiscal Years Ended March 31,
	2022	2021	2020
Revenues	$2,205,076	$1,661,515	$1,710,422
Net loss	(277,792)	(232,883)	(472,187)
Net loss margin (% of Revenues)	(12.6)%	(14.0)%	(27.6)%
Add: Income tax expense (benefit) (% of Revenues)	2.7%	2.0%	(9.3)%
Add: Depreciation and amortization (% of Revenues)	18.2%	18.9%	20.8%
Add: Restructuring charges and other costs associated with exit and disposal activities (% of Revenues)	0.7%	1.2%	1.4%
Add: Asset impairment charges (% of Revenues)	0.7%	0.7%	17.0%
Add: Acquisition and related costs (% of Revenues)	4.0%	0.3%	2.4%
Add: Litigation related expenses (% of Revenues)	0.1%	0.2%	0.5%
Add: Interest expense (% of Revenues)	21.1%	19.7%	20.9%
Add: Other expense (income), net (% of Revenues)	(1.1)%	11.6%	5.4%
Add: Share-based compensation expense (% of Revenues)	9.1%	0.6%	0.2%
Add: Management charges (% of Revenues)	0.2%	0.3%	0.3%

Adjusted EBITDA Margin (% of Revenues)	43.2%	41.5%	31.9%

Basis Points (change in net loss Margin % *10,000)	140	1,360
Basis Points (change in Adjusted EBITDA Margin % *10,000)	170	960

(1)

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives. See Note 19, “Restructuring Charges and Other Costs Associated with Exit and Disposal Activities,” to the accompanying consolidated financial statements for fiscal years ended March 31, 2022, 2021, and 2020 and Note 18 “Restructuring

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Charges and Other Costs Associated with Exit and Disposal Activities,” to the accompanying condensed and consolidated financial statements for the six months ended September 30, 2022 and 2021.
(2)

Asset impairment charges primarily represent costs resulting from the excess of carrying values of our reporting units with goodwill, our long-lived assets, and our indefinite-lived intangible assets over their respective fair values, and, accordingly, we may identify impairment of those assets in the future. There were no impairments of indefinite-lived intangible assets or goodwill for the six months ended September 30, 2022 and 2021. We recorded asset impairment charges of $5.3 million and $5.6 million for the six months ended September 30, 2022, and 2021~~,~~ respectively, related to definite-lived intangible assets and fixed assets. There were no impairments of indefinite-lived intangible assets or goodwill for the fiscal years ended March 31, 2022 and 2021. We recorded impairments of $40.6 million and $236.6 million for certain indefinite-lived intangible assets and goodwill, respectively, for the fiscal year ended March 31, 2020. We recorded asset impairment charges of $15.9 million, $11.3 million, and $13.0 million for the fiscal years ended March 31, 2022, 2021, and 2020, respectively, related to definite-lived intangible assets and fixed assets. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

(3)

Acquisition and related costs include professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made, and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature from prior acquisitions, and incentive compensation arrangements with continuing employees of acquired companies.

(4)	Litigation related expenses primarily represent legal expenses incurred that are non-recurring in nature.
(5)

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro and Pound Sterling denominated debt, realized and unrealized losses and gains on derivative instruments, loss (gain) on asset sales, loss (gains) on change in fair value for Solera Series A Warrants and Series B Warrants (the “Warrants”), debt extinguishment loss (gain), investment income and other miscellaneous expense and income. These expenses (income) are primarily driven by non-recurring events or expenses (income) that do not relate to normal business operations. For the reconciliation above, we break out management charges separately from the rest of other expense (income). The aggregation of the two lines will result in the other expense (income) shown in the consolidated statements of loss.

(6)

Share-based compensation expense is provided to certain employees. The decrease between the six months ended September 30, 2022 and September 30, 2021 is due primarily to charges incurred in June 2021 resulting from modifications to share-based compensation arrangements applicable to employees of Solera and DealerSocket as result of the Omnitracs Acquisition completed in June 2021, forfeitures of certain equity awards during the six months ended September 30, 2022, and fair value reductions in liability-classified equity awards during the six months ended September 30, 2022, partially offset by the increase in share-based compensation expense associated with the Omnitracs Acquisition. The increase between the fiscal years ended March 31, 2022 and 2021 is due primarily to modifications to share-based compensation arrangements applicable to employees of Solera and DealerSocket as well as additional share-based compensation due to employees of Omnitracs as result of the merger transaction completed in June 2021. The increase between the fiscal years ended March 31, 2021 and 2020 is due primarily to the new options granted during the fiscal year ended March 31, 2021. Share-based compensation is further discussed in Note 13, “Share-Based Compensation,” to the accompanying consolidated financial statements.

(7)

Management charges include charges paid to Vista Consulting Group, LLC, an affiliate of Vista, for consulting services provided. These costs are ad hoc in nature and do not relate to the underlying business operations. Following our initial public offering, we may continue to engage Vista Consulting Group, LLC, an affiliate of Vista, for consulting services from time to time, subject to compliance with our related party

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transactions policy. For further discussion on the consulting agreement with Vista Consulting Group, LLC, refer to “Certain Relationships and Related Party Transactions—Related Party Transactions—Relationship with VCG and Companies Controlled by Vista.”

For further discussion on Adjusted EBITDA and Adjusted EBITDA Margin, including a breakout by segments, refer to “Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” below.

Free Cash Flow

We use a non-GAAP measure of Free Cash Flow to analyze cash flows generated from our operations. We believe this measure is also useful to investors because it is an indication of cash flow that may be available to fund investments in future growth initiatives or to repay borrowings under the Credit Agreements. Free Cash Flow is calculated as cash flows from operating activities with subtractions for capital expenditures and acquisitions and capitalization of intangible assets. Free Cash Flow may be different from similarly titled non-GAAP measures used by other companies.

Free Cash Flow is reconciled to cash flows from operating activities, which is the most comparable GAAP measure, in the table below (in thousands):

	Six Months Ended September 30,
	2022	2021
Cash flows from operating activities	$124,752	$100,764
Less: Capital expenditures	(26,582)	(26,705)
Less: Acquisitions and capitalization of intangible assets	(37,503)	(23,335)

Free cash flow	$60,667	$50,724

	Fiscal Years Ended March 31,
	2022	2021	2020
Cash flows from operating activities	$208,201	$241,267	$133,897
Less: Capital expenditures	(61,425)	(32,294)	(33,525)
Less: Acquisitions and capitalization of intangible assets	(52,119)	(33,466)	(45,822)

Free cash flow	$94,657	$175,507	$54,550

For further discussion on Free Cash Flow refer to “Liquidity and Capital Resources—Free Cash Flow” below.

Constant Currency

Management reviews the fluctuations of certain financial statement lines and non-GAAP measures in constant currency given our exposure to the change in foreign exchange rates described in above in “—Factors Affecting Comparability of Our Operating Results.” The constant currency items discussed in the sections below are non-GAAP measures and are reconciled to the most relevant GAAP measures in the table shown below. We define constant currency as the difference between the current period results calculated using the monthly average foreign currency exchange rates from the prior year, compared to results from the same period in the

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prior year. Due to the significance of revenue and operating expenses transacted in foreign currencies, we believe it is important to measure the impact of constant currency movements for certain line items below.

	Six Months Ended September 30,
(in millions)	2022	2021	Change
Revenues	$1,169.5	$1,060.4	$109.1	10.3%
Impact of exchange rates	49.1	—	49.1

Constant currency revenues	1,218.6	1,060.4	158.2	14.9%
Cost of revenues, excluding depreciation and amortization	466.0	410.6	55.4	13.5%
Impact of exchange rates	12.9	—	12.9

Constant currency cost of revenues, excluding depreciation and amortization	478.9	410.6	68.3	16.6%
Selling, general and administrative	253.0	364.9	(111.9)	(30.7)%
Impact of exchange rates	8.7	—	8.7

Constant currency selling, general and administrative	261.7	364.9	(103.2)	(28.3)%
Depreciation and amortization	212.8	182.6	30.2	16.5%
Impact of exchange rates	5.4	—	5.4

Constant currency depreciation and amortization	218.2	182.6	35.6	19.5%
Net income (loss)	197.7	(233.6)	431.3	(184.6)%
Impact of exchange rates	17.0	—	17.0

Constant currency net income (loss)	214.7	(233.6)	448.3	(191.9)%
Adjusted EBITDA	453.9	461.9	(8.0)	(1.7)%
Impact of exchange rates	27.6	—	27.6

Constant currency adjusted EBITDA	$481.5	$461.9	$19.6	4.2%

	Fiscal Years Ended March 31,
(in millions)	2022	2021	Change
Revenues	$2,205.1	$1,661.5	$543.6	32.7%
Impact of exchange rates	(16.3)	—	(16.3)

Constant currency revenues	2,188.8	1,661.5	527.3	31.7%
Cost of revenues, excluding depreciation and amortization	846.6	674.6	172.0	25.5%
Impact of exchange rates	(3.6)	—	(3.6)

Constant currency cost of revenues, excluding depreciation and amortization	843.0	674.6	168.4	25.0%
Selling, general and administrative	609.8	311.8	298.0	95.6%
Impact of exchange rates	(1.9)	—	(1.9)

Constant currency selling, general and administrative	607.9	311.8	296.1	95.0%
Depreciation and amortization	400.8	313.5	87.3	27.9%
Impact of exchange rates	(2.5)	—	(2.5)

Constant currency depreciation and amortization	398.3	313.5	84.8	27.1%
Net loss	(277.8)	(232.8)	(45.0)	19.3%
Impact of exchange rates	(1.4)	—	(1.4)

Constant currency net loss	(279.2)	(232.8)	(46.4)	19.9%
Adjusted EBITDA	951.5	689.2	262.3	38.1%
Impact of exchange rates	(10.8)	—	(10.8)

Constant currency adjusted EBITDA	$940.7	$689.2	$251.5	36.5%

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	Fiscal Years Ended March 31,
(in millions)	2021	2020	Change
Revenues	$1,661.5	$1,710.4	$(48.9)	(2.9)%
Impact of exchange rates	(17.2)	—	(17.2)	—%

Constant currency revenues	1,644.3	1,710.4	(66.1)	(3.9)%

Cost of revenues, excluding depreciation and amortization	674.6	759.6	(85.0)	(11.2)%
Impact of exchange rates	(5.8)	—	(5.8)

Constant currency cost of revenues, excluding depreciation and amortization	668.8	759.6	(90.8)	(12.0)%
Selling, general and administrative	311.8	416.6	(104.8)	(25.2)%
Impact of exchange rates	(1.5)	—	(1.5)

Constant currency selling, general and administrative	310.3	416.6	(106.3)	(25.5)%
Depreciation and amortization	313.5	355.6	(42.1)	(11.8)%
Impact of exchange rates	(2.1)	—	(2.1)
Constant currency depreciation and amortization	311.4	355.6	(44.2)	(12.4)%

Net loss	(232.8)	(472.2)	(239.4)	(50.7)%
Impact of exchange rates	1.8	—	1.8

Constant currency net loss	(231.0)	(472.2)	(241.2)	(51.1)%
Adjusted EBITDA	689.2	544.8	144.4	26.5%
Impact of exchange rates	(9.4)	—	(9.4)

Constant currency adjusted EBITDA	$679.8	$544.8	$135.0	24.8%

Key Components of Our Results of Operations

Revenues

We generate revenues from our software, primarily SaaS, and related services to our customers pursuant to negotiated contracts or pricing agreements. Pricing for our software and services in such agreements is negotiated with each customer. We generally bill our customers monthly under one or more of the following bases:

•	price per transaction;

•	fixed monthly amount for a prescribed number of transactions;

•	fixed monthly subscription rate; or

•	price per set of services rendered.

Our software and services are often sold as packages, without individual pricing for each component. Our revenues are reflected net of customer sales allowances, which we estimate based on both our examination of a subset of customer accounts and our historical experience.

Our core offering is our vehicle damage claim estimating and workflow software, which is used by insurance company, collision repair facility and independent assessor customers, representing the majority of our revenues. We also derive revenues from our salvage and recycling software; business intelligence and consulting services; vehicle data validation; salvage disposition; driver violation reporting services; service, maintenance and repair solutions; customer retention management solutions; dealer management solutions; and other offerings.

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Cost of revenues, excluding depreciation and amortization

Our costs and expenses applicable to revenues represent costs incurred primarily through acquiring, managing, and delivering our offerings. These costs include personnel, data acquisition, information technology, as well as implementation and other professional services costs. In addition, our costs of revenues, excluding depreciation and amortization, also include product development expenses, which are primarily related to salaries, employee benefits and expenses for software designers, engineers, and other personnel engaged in the development and enhancement of our service offerings, as well as materials and supplies used in research and development activities.

Selling, general and administrative

Our selling, general and administrative expenses primarily include compensation and benefit costs for our sales, marketing, administration and corporate personnel, costs related to our facilities and professional and legal fees.

We also include share-based compensation expense in our selling, general and administrative expenses, which represents the recognition of the grant-date fair value of stock awards granted. We recognize the grant date fair value as share-based compensation expense over the requisite service period.

Acquisition and related costs

Acquisition and related costs include costs, including professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made, and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature and incentive compensation arrangements with continuing employees of acquired companies.

Depreciation and amortization

Depreciation includes depreciation attributable to buildings, leasehold improvements, data processing and computer equipment, purchased software, and furniture and fixtures. Amortization includes amortization attributable to software developed or obtained for internal use and intangible assets acquired in various business combinations (see Note 2, “Summary of Significant Accounting Policies,” to the accompanying consolidated financial statements).

Asset impairment charges

Asset impairment charges primarily represent costs resulting from the excess of carrying values of our reporting units with goodwill, our long-lived assets, and our indefinite-lived intangible assets over their respective fair values, and, accordingly, we may identify impairment of those assets in the future. Assets were measured for impairment based on the legacy reporting units for Solera and DealerSocket prior to the Organizational Transactions.

Restructuring charges and other costs associated with exit and disposal activities

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our Restructuring Plan. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our Restructuring Plan. While we may incur additional restructuring

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charges in the future, no additional restructuring charges are expected to be recognized in connection with our Restructuring Plan in place as of September 30, 2022.

Other expense (income), net

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro and Pound Sterling denominated debt, realized and unrealized loss and gain on derivative instruments, loss (gain) on change in fair value of Warrants, loss (gain) on asset sales, debt extinguishment loss (gain), investment income and other miscellaneous expense and income.

Interest expense

Interest expense consists primarily of interest on our debt and amortization of related debt issuance costs, net of premium and discount amortization.

Income tax provision (benefit)

Income taxes have been considered for all items included in the statements of loss included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

Net income (loss) attributable to noncontrolling interests

Several of our customers and other entities own noncontrolling interests in certain of our operating subsidiaries. Net income attributable to noncontrolling interests reflect such owners’ proportionate interest in the earnings of such operating subsidiaries.

Results of Operations

Comparison of Six Months Ended September 30, 2022 and 2021

The tables below set forth statement of income data, including the amount and percentage changes for the periods indicated (dollars in thousands):

	For the Six Months Ended September 30,
	2022	2021	Change
Revenues	$1,169,489	$1,060,448	$109,041	10.3%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	465,997	410,589	55,408	13.5
Selling, general and administrative	253,002	364,905	(111,903)	(30.7)
Acquisition and related costs	13,546	26,567	(13,021)	(49.0)
Depreciation and amortization	212,780	182,631	30,149	16.5
Asset impairment charges	5,306	5,576	(270)	(4.8)
Restructuring charges and other costs associated with exit and disposal activities	1,391	14,195	(12,804)	(90.2)

Total operating expenses	952,022	1,004,463	(52,441)	(5.2)

Operating income	217,467	55,985	161,482	288.4
Other expense (income), net	(337,509)	87,337	(424,846)	(486.4)
Interest expense, net	290,619	214,986	75,633	35.2

Income (loss) before income taxes	264,357	(246,338)	510,695	(207.3)
Income tax provision (benefit)	66,631	(12,780)	79,411	(621.4)

Net income (loss)	197,726	(233,558)	431,284	(184.7)
Net income (loss) attributable to noncontrolling interests	34,132	(6,666)	40,798	(612.0)

Net income (loss) attributable to Solera Global Corp.	$163,594	$(226,892)	$390,486	(172.1)%

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The table below sets forth our statement of income data expressed as a percentage of revenues for the periods indicated:

	For the Six Months Ended September 30,
	2022	2021
Revenues	100.0%	100.0%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	39.8	38.7
Selling, general and administrative	21.6	34.4
Acquisition and related costs	1.2	2.5
Depreciation and amortization	18.2	17.2
Asset impairment charges	0.5	0.5
Restructuring charges and other costs associated with exit and disposal activities	0.1	1.3

Total operating expenses	81.4	94.7

Operating income	18.6	5.3
Other expense (income), net	(28.9)	8.2
Interest expense, net	24.9	20.3

Income (loss) before income taxes	22.6	(23.2)
Income tax provision (benefit)	5.7	(1.2)

Net income (loss)	16.9	(22.0)
Net income (loss) attributable to noncontrolling interests	2.9	(0.6)

Net income (loss) attributable to Solera Global Corp.	14.0%	(21.4)%

Revenues

	Six Months Ended September 30,
	2022	2021	Change
Revenues
Vehicle Claims	$338,756	$371,797	$(33,041)	(8.9)%
Vehicle Solutions	396,298	369,309	26,989	7.3
Vehicle Repair	129,563	133,281	(3,718)	(2.8)
Fleet Solutions	304,872	186,061	118,811	63.9

Total Revenues	$1,169,489	$1,060,448	$109,041	10.3%

During the six months ended September 30, 2022, revenues increased $109.0 million, or 10.3%, to $1,169.5 million. On a constant currency basis, revenues increased $158.2 million, or 14.9%, to $1,218.6 million during the six months ended September 30, 2022. The increase in revenues was primarily driven by the Omnitracs Acquisition and Spireon Acquisition. Excluding acquisitions, revenue increased $9.8 million, or 1.1% on a constant currency basis.

Vehicle Claims revenue decreased $33.0 million, or 8.9%, to $338.8 million. On a constant currency basis, Vehicle Claims revenue decreased $2.6 million, or 0.7%, to $369.2 million. On a constant currency basis, the decrease in Vehicle Claims revenue was driven by customer losses in the U.S. and Canada.

Vehicle Solutions revenue increased $27.0 million, or 7.3%, to $396.3 million. On a constant currency basis, Vehicle Solutions revenue increased $39.4 million, or 10.7%, to $408.8 million. On a constant currency

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basis, the increase in Vehicle Solutions revenue was driven by the Spireon Acquisition, which resulted in $41.0 million of revenue increase. Excluding Spireon, revenue declined $1.5 million, or 0.4% on a constant currency basis, driven by reduced sales pipeline conversion and reduced volumes from lower auto-sales.

Vehicle Repair revenue decreased $3.7 million, or 2.8%, to $129.6 million. On a constant currency basis, Vehicle Repair revenue increased $1.3 million, or 1.0%, to $134.6 million. On a constant currency basis, the increase in Vehicle Repair revenue was driven by higher online purchase volumes in our parts business.

Fleet Solutions revenue increased $118.8 million, or 63.9%, to $304.9 million. On a constant currency basis, Fleet Solutions revenue increased $120.0 million, or 64.5%, to $306.0 million. On a constant currency basis, the increase in Fleet Solutions revenue was primarily driven by the Omnitracs Acquisition, which resulted in $79.6 million of revenue increase, as well as the Spireon Acquisition, which resulted in $28.6 million of revenue increase. Excluding acquisitions, revenue increased $11.8 million, or 52.2% on a constant currency basis, driven by increased motor vehicle record and driving monitor sales as a result of increased fleet driver volumes, as well as increased sales to existing customers.

Cost of revenues, excluding depreciation and amortization

During the six months ended September 30, 2022, cost of revenues, excluding depreciation and amortization, increased $55.4 million, or 13.5%, to $466.0 million. On a constant currency basis, cost of revenues, excluding depreciation and amortization, increased $68.3 million, or 16.6% to $478.9 million. The increase is primarily attributable to the Omnitracs Acquisition in June 2021 and Spireon Acquisition in March 2022, which contributed $18.1 million and $44.9 million of the increase on a constant currency basis, respectively. The remaining increase of $5.3 million is driven by increased volumes, particularly in our Solutions businesses as well as purchases of technical data from OEMs, via license agreements. This technical data is used in our advanced shop management system and experience-based repair solution offerings to our customers.

Selling, general and administrative

During the six months ended September 30, 2022, selling, general and administrative expenses decreased $111.9 million, or 30.7%, to $253.0 million. On a constant currency basis, selling, general and administrative expenses decreased $103.2 million, or 28.3%, to $261.7 million. The decrease between the six months ended September 30, 2022 and September 30, 2021 is due primarily to a $171.4 million decrease in share-based compensation, on a constant currency basis. The higher share based compensation expense for the six months ended September 30, 2021 is due to charges recorded in June 2021 from modifications to share-based compensation arrangements applicable to employees of Solera and DealerSocket as result of the transactions completed in June 2021, forfeitures of certain equity awards during the six months ended September 30, 2022, and fair value reductions in liability-classified equity awards during the six months ended September 30, 2022, partially offset by the increase in share-based compensation expense associated with the Omnitracs Acquisition. The remaining variance is primarily attributable to an offsetting increase in selling, general and administrative expenses driven by the Omnitracs Acquisition and Spireon Acquisition, which collectively accounted for $73.6 million of additional expense on a constant currency basis.

Acquisition and related costs

We incurred acquisition and related costs of $13.5 million and $26.6 million during the six months ended September 30, 2022 and 2021, respectively. The decrease in acquisition and related costs during the six months ended September 30, 2022 is primarily driven by the Omnitracs Acquisition and completion of the merger between Solera and DealerSocket in June 2021, partially offset by an increase in earnout charges, filing transaction charges, and other costs associated with the Spireon Acquisition during the six months ended September 30, 2022

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Depreciation and amortization

During the six months ended September 30, 2022, depreciation and amortization increased $30.1 million, or 16.5%, to $212.8 million. On a constant currency basis, depreciation and amortization increased $35.6 million, or 19.5%, to $218.2 million. The increase is primarily attributable to the Omnitracs Acquisition and Spireon Acquisition, which contributed $25.8 million and $24.2 million of the increase on a constant currency basis, respectively. The increase in depreciation and amortization was partially offset by a decrease in intangible asset amortization of $18.4 million associated with intangible assets recorded related to Vista taking Solera private in 2016, which was amortized on an accelerated schedule.

Asset impairment charges

During the six months ended September 30, 2022 and 2021, we incurred asset impairment charges of $5.3 million and $5.6 million, respectively, related to definite-lived intangible assets and fixed assets. The $5.3 million of impairment charges incurred during the six months ended September 30, 2022 were related to the write down of property and equipment at a facility held for sale by the Company.

See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-intangible asset impairment.

Restructuring charges and other costs associated with exit and disposal activities

During the six months ended September 30, 2022 and 2021, we incurred restructuring charges and other costs associated with exit and disposal activities of $1.4 million and $14.2 million, respectively. The decrease is driven by the winding down of the Restructuring Plan, partially offset by employee termination and retention bonus costs associated with the DealerSocket merger and Omnitracs Acquisitions in June 2021.

Other expense (income), net

The table below sets forth other expense, net data, including the amount and dollar change for the periods indicated (dollars in thousands):

	Six Months Ended September 30,
	2022	2021	Change
Investment income	$(507)	$(199)	$(308)
Foreign exchange gains	(236,228)	(44,956)	(191,272)
Losses on change in fair value—Solera Warrants and DRD	—	25,515	(25,515)
Gains on other derivative financial instruments not designated as hedges	(103,001)	(6,994)	(96,007)
Losses on asset sales	179	1,546	(1,367)
Loss on debt extinguishment	—	111,413	(111,413)
Other expense	2,048	1,012	1,036

Other expense (income), net	$(337,509)	$87,337	$(424,846)

We maintain long-term third-party debt denominated in foreign currency and short-term intercompany loans denominated in foreign currency both of which are revalued each period to account for exchange rate movements. These loan revaluations can occasionally result in large swings in foreign exchange gains and losses. While these balances are not explicitly hedged by derivative instruments, we believe that we have appropriately aligned these liabilities with future earnings and assets that allow us to more effectively manage our business.

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During the six months ended September 30, 2022, other expense (income), net changed $424.8 million from $87.3 million in other expense to $337.5 million in other income. The change was primarily driven by $191.3 million of foreign exchange gains which was related to the positive impact of the average strengthening of U.S. dollar during the six months ended September 30, 2022 in excess of the average strengthening of the U.S. dollar during the six months ended September 30, 2021. The change was also driven by the $111.4 million loss on debt extinguishment related to our Refinancing Transaction and a $25.5 million loss on the change in fair value of the warrants and associated derivatives during the six months ended September 30, 2021, which did not recur during the six months ended September 30, 2022. We also recognized an additional $96.0 million gain on derivative financial instruments not designated as hedges during the six months ended September 30, 2022.

Interest expense

During the six months ended September 30, 2022, interest expense increased by $75.6 million, or 35.2%, to $290.6 million. The increase in interest expense was driven primarily by the interest cost associated with the $3.1 billion net increase in debt added on the Refinancing Date in connection with the Refinancing Transactions, the $83.4 million Related Party Note added on November 18, 2021, and the $400 million of indebtedness incurred in connection with our acquisition of Spireon. The increase to interest expense was also partially driven by an increase in average interest rate that increased our interest expense by $31.1 million. Given the current interest rate environment, we expect the interest rates on our variable rate debt to increase in the second half of the fiscal year ending March 31, 2023. If the underlying interest rates as of October 31, 2022 were applied to the Credit Facilities subject to variable interest rates during six months ended September 30, 2022 then the interest expense for the six months ended September 30, 2022 would have increased by approximately $72.3 million.

Income tax provision (benefit)

During the six months ended September 30, 2022 and 2021, we recorded an income tax expense of $66.6 million and an income tax benefit of $12.8 million, respectively. The tax expense is derived from applying the U.S. federal statutory rate to the Company’s pre-tax income which differed from the Company’s recorded income tax benefit primarily due to changes to the Company’s valuation allowances recorded on net operating losses and other tax attributes, foreign tax rate differential based on the Company’s jurisdictional mix of profits and losses, and certain nondeductible expenses.

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Comparison of Fiscal Years Ended March 31, 2022, 2021 and 2020

The tables below set forth statement of income data, including the amount and percentage changes for the periods indicated (dollars in thousands):

	Fiscal Years Ended March 31,
	2022	2021	Change
Revenues	$2,205,076	$1,661,515	$543,561	32.7%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	846,612	674,597	172,015	25.5
Selling, general and administrative	609,770	311,781	297,989	95.6
Acquisition and related costs	88,987	4,807	84,180	1751.2
Depreciation and amortization	400,828	313,450	87,378	27.9
Asset impairment charges	15,855	11,340	4,515	39.8
Restructuring charges and other costs associated with exit and disposal activities	16,088	20,308	(4,220)	(20.8)

Total operating expenses	1,978,140	1,336,283	641,857	48.0

Operating income (loss)	226,936	325,232	(98,296)	(30.2)
Other expense (income), net	(20,283)	197,535	(217,818)	(110.3)
Interest expense, net	465,032	326,687	138,345	42.3

Loss before income taxes	(217,813)	(198,990)	(18,823)	9.5
Income tax provision (benefit)	59,979	33,893	26,086	77.0

Net loss	(277,792)	(232,883)	(44,909)	19.3
Net income attributable to noncontrolling interests	1,937	9,817	(7,880)	(80.3)

Net loss attributable to Solera Global Corp.	$(279,729)	$(242,700)	$(37,029)	15.3%

	Fiscal Years Ended March 31,
	2021	2020	Change
Revenues	$1,661,515	$1,710,422	$(48,907)	(2.9)%

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	674,597	759,585	(84,988)	(11.2)
Selling, general and administrative	311,781	416,647	(104,866)	(25.2)
Acquisition and related costs	4,807	40,950	(36,143)	(88.3)
Depreciation and amortization	313,450	355,645	(42,195)	(11.9)
Asset impairment charges	11,340	290,223	(278,883)	(96.1)
Restructuring charges and other costs associated with exit and disposal activities	20,308	23,605	(3,297)	(14.0)

Total operating expenses	1,336,283	1,886,655	(550,372)	(29.2)
Operating income (loss)	325,232	(176,233)	501,465	NM
Other expense (income), net	197,535	97,894	99,641	101.8
Interest expense, net	326,687	356,944	(30,257)	(8.5)

Loss before income taxes	(198,990)	(631,071)	(432,081)	(68.5)
Income tax provision (benefit)	33,893	(158,884)	192,777	NM

Net loss	(232,883)	(472,187)	(239,304)	(50.7)
Net income attributable to noncontrolling interests	9,817	17,035	(7,218)	(42.4)

Net loss attributable to Solera Global Corp.	$(242,700)	$(489,222)	$(246,522)	(50.4)%

NM = not meaningful

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The table below sets forth our statement of income data expressed as a percentage of revenues for the periods indicated:

	Fiscal Years Ended March 31,
	2022	2021	2020
Revenues	100.0%	100.0%	100.0%
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	38.4	40.6	44.4
Selling, general and administrative	27.7	18.8	24.4
Acquisition and related costs	4.0	0.3	2.4
Depreciation and amortization	18.2	18.9	20.8
Asset impairment charges	0.7	0.7	17.0
Restructuring charges and other costs associated with exit and disposal activities	0.7	1.2	1.4

Total operating expenses	89.7	80.5	110.4
Operating income (loss)	10.3	19.5	(10.4)
Other expense (income), net	(0.9)	11.9	5.7
Interest expense, net	21.1	19.7	20.9

Loss before income taxes	(9.9)	(12.1)	(37.0)
Income tax provision (benefit)	2.7	2.0	(9.3)

Net loss	(12.6)	(14.1)	(27.7)
Net income attributable to noncontrolling interests	0.1	0.6	1.0

Net loss attributable to Solera Global Corp.	(12.7)%	(14.7)%	(28.7)%

Revenues

	Fiscal Years Ended March 31,
(in thousands)	2022	2021	Change
Revenues
Vehicle Claims	$732,767	$679,559	$53,208	7.8%
Vehicle Solutions	733,655	699,411	34,244	4.9
Vehicle Repair	266,547	255,082	11,465	4.5
Fleet Solutions	472,107	27,463	444,644	1,619.1

Total Revenues	$2,205,076	$1,661,515	$543,561	32.7%

	Fiscal Years Ended March 31,
(in thousands)	2021	2020	Change
Revenues
Vehicle Claims	$679,559	$753,293	$(73,734)	(9.8)%
Vehicle Solutions	699,411	673,448	25,963	3.9
Vehicle Repair	255,082	257,585	(2,503)	(1.0)
Fleet Solutions	27,463	26,096	1,367	5.2

Total Revenues	$1,661,515	$1,710,422	$(48,907)	(2.9)%

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, revenues increased $543.6 million, or 32.7%, to $2,205.1 million. On a constant currency basis, revenues increased $527.3 million, or 31.7%, to $2,188.8 million during the fiscal year ended March 31, 2022.

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The increase in revenues was primarily driven by the Omnitracs Acquisition, which accounted for $411.3 million of revenues from June 4, 2021 through March 31, 2022 on a constant currency basis. The remainder of the revenue increase was due to an increase of $42.4 million related to other acquisitions mainly in the Vehicle Solutions and Fleet Solutions segments, an increase of $52.5 million of COVID-19 recovery mainly observed in the Vehicle Claims and Vehicle Solutions segments, $24.0 million of price and volume increases mainly in Vehicle Claims and Vehicle Repair segments, and an increase of $12.6 million in new costumers primarily in the Vehicle Solutions and Vehicle Repair segments, all on a constant currency basis.

Vehicle Claims revenue increased $53.2 million, or 7.8%, to $732.8 million. On a constant currency basis, Vehicle Claims revenue increased $48.1 million, or 7.1%, to $727.7 million. On a constant currency basis, the increase in Vehicle Claims revenue was mainly due to $32.3 million of COVID-19 related recovery driven by the increase in the transactional claims volumes versus the comparison period and partially driven by $16.3 million of price and volume increases driven by continued penetration in existing customers with existing products.

Vehicle Solutions revenue increased $34.2 million, or 4.9%, to $733.7 million. On a constant currency basis, Vehicle Solutions revenue increased $27.5 million, or 3.9% to $726.9 million. On a constant currency basis, the increase in Vehicle Solutions revenue was driven by $18.8 million of COVID-19 related recovery as the economic recovery increased the sale of new and used vehicles versus the comparison period, the Spireon Acquisition which accounted for $14.2 million in revenue from its Vehicle Solutions businesses and $10.1 million in growth from new customers, partially offset by $15.5 million in other revenue decreases.

Vehicle Repair revenue increased $11.5 million, or 4.5%, to $266.5 million. On a constant currency basis. Vehicle Repair revenue increased $8.6 million, or 3.4%, to $263.7 million. On a constant currency basis the net increase of $8.6 million in Vehicle Repair segment revenue was driven by higher online purchase volumes in our parts business of $5.7 million and $2.5 million in growth from new customers.

Fleet Solutions revenue increased $444.6 million, or 1,619.1%, to $472.1 million. On a constant currency basis, Fleet Solutions revenue increased $443.1 million, or 1,613.3%, to $470.5 million. On a constant currency basis the increase in Fleet Solutions revenue was primarily driven by the Omnitracs Acquisition, which resulted in $411.3 million of revenue increase.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, revenues decreased $48.9 million, or 2.9%, to $1,661.5 million. On a constant currency basis, revenues decreased $66.1 million, or 3.9%, during the fiscal year ended March 31, 2021, primarily due to the impact of the COVID-19 pandemic on transactional volume-based revenue.

Vehicle Claims revenue decreased $73.7 million, or 9.8%, to $679.6 million. On a constant currency basis, Vehicle Claims revenue decreased $83.0 million, or 11.0%, to $670.3 million. The decrease in Vehicle Claims revenue was primarily driven by the COVID-19 impact on claims transactional volumes: on average, total Solera claims transactional volumes decreased across almost all markets compared to the prior year. Revenue decrease was partially offset by sales of new solutions and features to our claims workflow solution, including the expansion of our property claims solution in markets outside the U.S.

Vehicle Solutions revenue increased $26.0 million, or 3.9%, to $699.4 million. On a constant currency basis, Vehicle Solutions revenue increased $19.8 million, or 2.9% to $693.2 million. The revenue increase was primarily driven by the acquisition of Automate in February 2020, which was executed to enhance our customer-service centric capabilities and provide dealers a comprehensive intelligent software platform for their dealerships. In addition, the revenue increase was partially driven by a COVID-driven demand spike in our digital identity business in the U.K. combined with the Dutch government’s legal requirement for all Dutch companies to have a digital identity in the Netherlands. The revenue increase was also driven by higher volumes in our underwriting business. The revenue increase was partially offset by concessions given to our customer base to alleviate the impact of the COVID-19 pandemic.

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Vehicle Repair revenue decreased $2.5 million, or 1.0%, to $255.1 million. On a constant currency basis. Vehicle Repair revenue decreased $4.3 million, or 1.7%, to $253.3 million. Vehicle Repair revenue decrease was primarily driven by one-time customer projects recorded in the prior year, which did not occur in fiscal year ended March 31, 2021. COVID-19 did not have a material impact on the Vehicle Repair revenue.

Fleet Solutions revenue increased $1.4 million, or 5.2%, to $27.5 million. On a constant currency basis, Fleet Solutions revenue increased $1.4 million, or 5.2%, to $27.5 million. Fleet Solutions revenue increase was driven by higher volumes for Fleet in our underwriting business.

Cost of revenues, excluding depreciation and amortization

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, cost of revenues, excluding depreciation and amortization, increased 172.0 million, or 25.5%, to $846.6 million. On a constant currency basis, cost of revenues, excluding depreciation and amortization increased $168.4 million, or 25.0% to $843.0 million. The increase is primarily attributable to the acquisitions of Omnitracs in June 2021 and Spireon in March 2022, which contributed $158.9 million and $11.8 million of the increase on a constant currency basis, respectively. The increase in cost of revenue excluding depreciation and amortization during the fiscal year ended March 31, 2022 is partially offset by reduced personnel costs arising from our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, improving processes, and optimizing product management.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, cost of revenues, excluding depreciation and amortization, decreased $85.0 million, or 11.2%, to $674.6 million. On a constant currency basis, cost of revenues, excluding depreciation and amortization decreased $90.8 million, or 12.0%. The decrease is primarily driven by Solera business transformation and strategy to transition from a holding company to an operating company model, while leveraging Solera’s global scale, eliminating redundancies, improving processes and optimizing product management. The business transformation and Restructuring Plan included, but was not limited to, establishing two Centers of Excellence (in Spain and Mexico) for the Solera product development function. The decrease is also driven by the additional measures taken to protect our operating cash flow as a response to the COVID-19 pandemic. These measures included, but were not limited to furloughs, reduced hours and reduction in discretionary spending such as travel and entertainment. The decreases in costs of revenues mentioned above were partially offset by higher employee-related costs primarily attributable to an acquisition in the last quarter of fiscal year 2020.

Selling, general and administrative

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, selling, general and administrative expenses, increased $298.0 million, or 95.6%, to $609.8 million. On a constant currency basis, selling, general and administrative expenses increased $296.1 million, or 95.0% to $607.9 million. The increase between the fiscal years ended March 31, 2022 and March 31, 2021 is due primarily to $189.6 million increase in stock-based compensation, on a constant currency basis, from modifications to share based compensation arrangements applicable to employees of Solera and DealerSocket and additional share-based compensation due to employees of Omnitracs as result of the transactions completed in June 2021. The remainder of the increase in selling, general and administrative expenses was driven by the Omnitracs Acquisition which accounted for $86.4 million of additional expense on a constant currency basis.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, selling, general and administrative expenses decreased $104.8 million, or 25.2%, to $311.8 million. On a constant currency basis, selling, general and administrative expenses decreased $106.3 million, or 25.5%. The decrease was primarily driven by Solera’s business transformation and strategy to

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transition from a holding company to an operating company model, while leveraging Solera’s global scale, eliminating redundancies, improving processes and optimizing product management. The decrease is partially driven by the additional measures taken to protect our operating cash flow as a response to the COVID-19 pandemic. These measures included, but were not limited to, furloughs, reduced hours and reduction in discretionary spending such as marketing and travel and entertainment.

Acquisition and related costs

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. We incurred acquisition and related costs of $89.0 million and $4.8 million during fiscal years ended March 31, 2022, and 2021, respectively. The increase in acquisition and related costs during fiscal year ended March 31, 2022 is primarily driven by the Omnitracs Acquisition and completion of the merger between Solera and DealerSocket in June 2021, the Spireon Acquisition and an earn-out liability recognized in connection with a business acquired in March 2018.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. We incurred acquisition and related costs of $4.8 million and $41.0 million during the fiscal years ended March 31, 2021 and 2020, respectively. The decrease in acquisition and related costs during the fiscal year ended March 31, 2021 is due primarily to a decrease in compensatory earnout charges associated with previously completed acquisitions.

Depreciation and amortization

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, depreciation and amortization increased $87.3 million, or 27.9% to $400.8 million. On a constant currency basis, depreciation and amortization increased $84.8 million, or 27.1% to $398.3 million, primarily driven by an increase of $147.5 million related to the Omnitracs Acquisition and decrease in intangible asset amortization of $32.6 million associated with intangible assets recorded related to Vista taking Solera private in 2016, which were amortized on an accelerated schedule. The overall increase in depreciation and amortization was also offset by a decrease in amortization of $18.1 million related to internally developed software and purchased software which fully amortized in the fiscal year ended March 31, 2022.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, depreciation and amortization decreased $42.1 million, or 11.8% to $313.5 million. On a constant currency basis, depreciation and amortization decreased $44.2 million, or 12.4%, primarily from the decrease in intangible asset amortization of $41.8 million associated with intangible assets recorded related to Vista taking Solera private in 2016.

See Note 2, “Summary of Significant Accounting Policies,” to the accompanying consolidated financial statements for additional information regarding the Company’s intangible amortization method.

We generally amortize intangible assets on an accelerated basis to reflect the pattern in which the economic benefits of the intangible assets are realized which results in lower amortization in subsequent periods. We continue to expect to incur significant depreciation and amortization expense in future periods.

Asset impairment charges

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021    During the fiscal year ended March 31, 2022 and 2021, we incurred asset impairment charges of $15.9 million and $11.3 million, respectively, related to definite-lived intangible assets and fixed assets, including $14.0 million of impairment charges on leased assets related to the exit and sublease of leased office space during the fiscal year ended March 31, 2022.

Fiscal Year Ended March 31, 2021 vs Fiscal Year Ended March 31, 2020. During the fiscal years ended March 31, 2021 and 2020, we incurred asset impairment charges of $11.3 million and $290.2 million,

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respectively. We recorded asset impairment charges of $11.3 million and $13.0 million for the fiscal years ended March 31, 2021 and 2020, respectively, related to definite-lived intangible assets and fixed assets. These charges include the write down of certain previously capitalized internally developed software and fair value adjustments on held-for-sale assets. In addition, we recorded $40.6 million of asset impairment charges related to certain of our indefinite-lived trademarks and $236.6 million of goodwill impairment charge related to DealerSocket for fiscal year ended March 31, 2020 resulting from our annual goodwill and indefinite-lived intangible asset impairment assessments. We had no asset impairment charges related to our indefinite-lived trademarks for fiscal year ended March 31, 2021.

See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-intangible asset impairment.

Restructuring charges and other costs associated with exit and disposal activities

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, we incurred restructuring charges and other costs associated with exit and disposal activities of $16.1 million and $20.3 million, respectively. The decrease is driven by the winding down of certain restructuring activities connected to the Restructuring Plan, partially offset by employee termination and retention bonus costs associated with the DealerSocket merger and Omnitracs Acquisition in June 2021.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal years ended March 31, 2021 and 2020, we incurred restructuring charges and other costs associated with exit and disposal activities of $20.3 million and $23.6 million, respectively. Restructuring charges and other costs associated with exit and disposal activities decreased in the fiscal year ended March 31, 2021 primarily driven by a decrease in charges due to employee terminations partially offset by termination of lease and vendor contract liabilities costs. These restructuring charges and other costs associated with exit and disposal activities consist primarily of charges related to employee termination, and lease and vendor contract liabilities. The expenses incurred during the fiscal year ended March 31, 2021 included restructuring charges from the first and second phases of a global Restructuring Plan. The global Restructuring Plan allowed for better alignment of resources while removing redundancies. This Restructuring Plan was executed in accordance with applicable legal and regulatory processes and included, among other things, consolidation of facilities and reduction of employee headcount.

Other expense (income), net

The table below sets forth other expense (income), net data, including the amount for the periods indicated (dollars in thousands):

	Fiscal Years Ended March 31,
	2022	2021	Change
Investment income	$(1,942)	$(436)	$(1,506)
Foreign exchange losses (gains)	(132,317)	46,371	(178,688)
Losses on change in fair value—Solera Warrants and DRD	25,515	114,310	(88,795)
Losses (gains) on other derivative financial instruments not designated as hedges	(28,206)	28,982	(57,188)
Losses (gains) on asset sales	1,539	(121)	1,660
Loss on debt extinguishment	111,413	—	111,413
Other expense	3,715	8,429	(4,714)

Other expense (income), net	$(20,283)	$197,535	$(217,818)

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	Fiscal Years Ended March 31,
	2021	2020	Change
Investment income	$(436)	$(2,018)	$1,582
Foreign exchange losses (gains)	46,371	13,728	32,643
Losses (gains) on Solera Preferred Stock Warrants and related derivatives instruments	114,310	118,520	(4,210)
Losses (gains) on other derivatives financial instruments not designated as hedges	28,982	(36,577)	65,559
Losses (gains) on asset sales	(121)	1,555	(1,676)
Other expense (income)	8,429	2,686	5,743

Other expense (income), net	197,535	97,894	99,641

We maintain long-term external debt denominated in foreign currency and short-term intercompany loans denominated in foreign currency both of which are revalued each period to account for exchange rate movements. These loans can occasionally result in large swings in foreign exchange gains and losses. While these balances are not explicitly hedged by derivative instruments, we believe that we have appropriately aligned these liabilities with future earnings and assets that allow us to effectively manage our business.

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, other expense (income), net, changed $217.8 million from $197.5 million to $20.3 million. The change was primarily driven by $178.7 million of foreign exchange gains driven by the impact of the average weakening of U.S. dollar during the fiscal year ended March 31, 2022 versus the average strengthening of the U.S. dollar during the fiscal year ended March 31, 2021. The change was also driven by $57.2 million in gains on other derivative financial instruments not designated as hedges, and a $88.8 million decrease in losses on the change in fair value warrants and associated derivatives during the fiscal year ended March 31, 2022. The decrease in other expense during the fiscal year ended March 31, 2022 versus fiscal year ended March 31, 2021 was partially offset by $111.4 million loss on debt extinguishment related to the Refinancing Transactions.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, other expense (income), net changed $99.6 million from $97.9 million to $197.5 million driven primarily by the impact of the average weakening of the U.S. dollar during the fiscal year ended March 31, 2021 versus the impact of the average strengthening of the U.S. dollar during the fiscal year ended March 31, 2020 on our foreign denominated long-term debt and cross-currency derivatives, causing an increase in foreign exchange transaction losses of $32.6 million and an increase in unrealized losses on derivative financial instruments of $65.6 million.

Interest expense

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, interest expense increased by $138.3 million, or 42.3%, to $465.0 million. The increase in interest expense was driven primarily by the interest cost associated with the $3,100.0 million net increase in debt added on June 4, 2021 in connection with the combination with DealerSocket merger and Omnitracs Acquisition, the $83.4 million Related Party Note added on November 18, 2021, and the $400 million Spireon Borrowings. The increase to interest expense was partially offset by an improvement in our average interest rate that reduced our interest expense by $40.6 million. Given the current interest rate environment, we expect the interest rates on our variable rate debt to increase in the second half of the fiscal year ending March 31, 2023. If the underlying interest rates as of October 31, 2022 were applied to the Credit Facilities subject to variable interest rates during the fiscal year ended March 31, 2022 then the interest expense for the fiscal year ended March 31, 2022 would have increased by approximately $159.7 million.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, interest expense decreased by $30.3 million, or 8.5%, to $326.7 million. The decrease in interest expense was driven primarily by a net decrease of $28.8 million from a reduction in LIBOR rates on our U.S. dollar term loan.

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Income tax provision (benefit)

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal years ended March 31, 2022 and 2021, we recorded an income tax expense of $60.0 million and an income tax expense of $33.9 million, respectively. The change in the income tax expense is primarily due to the change in our worldwide pre-tax loss, jurisdictional mix of earnings and changes in valuation allowances. In addition, there were non-recurring tax impacts associated with remeasurement of deferred taxes in the U.K.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal years ended March 31, 2021 and 2020, we recorded an income tax expense of $33.9 million and an income tax benefit of $(158.9) million, respectively. The change in the income tax expense is primarily due to the change in our worldwide pre-tax loss, jurisdictional mix of earnings and changes in valuation allowances. In addition, there were non-recurring tax impacts associated with remeasurement of deferred taxes in the U.K. during the fiscal year ended March 31, 2021, nondeductible impairment of goodwill during the fiscal year ended March 31, 2020, and tax benefits resulting from an intercompany transaction in the U.K. during the fiscal year ended March 31, 2020.

Factors that impact our income tax provision include, but are not limited to, the mix of jurisdictional earnings and varying jurisdictional income tax rates, establishment and release of valuation allowances in certain jurisdictions, and permanent differences resulting from the book and tax treatment of certain items. Future changes in tax laws or tax rulings may have a significant adverse impact on our effective tax rate.

Significant judgment is required to apply the recognition and measurement criteria prescribed in ASC Topic No. 740-10, Income Taxes. In addition, ASC Topic No. 740-10 applies to all income tax positions, including the potential recovery of previously paid taxes, which, if settled unfavorably, could adversely impact the provision for income taxes or additional paid-in capital. We record unrecognized tax benefits as liabilities or reductions in deferred tax assets, in accordance with ASC Topic No. 740 and adjusts these balances when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment or reduction in tax carryforward that is materially different from our current estimate of the unrecognized tax benefit. These differences will be reflected as increases or decreases in the period in which new information is available.

See Note 15, “Provision (Benefit) for Income Taxes,” to the accompanying consolidated financial statements for a reconciliation of the U.S. statutory income tax rate to our effective tax rate.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

As noted in the Key Performance Indicators and Non-GAAP Measures section above, our Chief Operating Decision Maker, Darko Dejanovic, uses Adjusted EBITDA as the key profitability metric in an evaluation of segment performance. We also review changes period over period by Adjusted EBITDA Margin, discussed below in percentages and bps. Adjusted EBITDA and Adjusted EBITDA Margin are Non-GAAP measures and most comparable GAAP measures are net income (loss) and net income (loss) margin. Refer to the tables below for Adjusted EBITDA by segment information and year-over-year fluctuations.

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Comparison of the Six months ended September 30, 2022 and 2021

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Six Months Ended September 30,
(in thousands)	2022	2021	Change
Net income (loss)	$197,726	$(233,558)	$431,284	(184.7)%
Adjusted EBITDA
Vehicle Claims	$133,732	$181,084	$(47,352)	(26.1)%
Vehicle Solutions	141,507	139,913	1,594	1.1
Vehicle Repair	83,925	79,715	4,210	5.3
Fleet Solutions	94,731	61,222	33,509	54.7

Total Adjusted EBITDA	$453,895	$461,934	$(8,039)	(1.7)%

	Six Months Ended September 30,
	2022	2021	Change (%/bps)

Net income (loss) margin	16.9%	(22.0)%	38.9%	3,890
Adjusted EBITDA Margin
Vehicle Claims	39.5	48.7	(9.2)	(920)
Vehicle Solutions	35.7	37.9	(2.2)	(220)
Vehicle Repair	64.8	59.8	5.0	500
Fleet Solutions	31.1	32.9	(1.8)	(180)

Total Adjusted EBITDA Margin	38.8%	43.6%	(4.8)%	(480)

During the six months ended September 30, 2022, net loss decreased $431.3 million, or 184.7%, to a $197.7 million net income position. Net loss margin increased by 3,890 bps to a net income margin position of 16.9%. During the six months ended September 30, 2022, Adjusted EBITDA decreased $8.0 million, or 1.7%, to $453.9 million. Adjusted EBITDA Margin decreased by 480 bps, to 38.8%. On a constant currency basis, Adjusted EBITDA increased $19.5 million, or 4.2%, to $481.5 million. On a constant currency basis, Adjusted EBITDA Margin decreased by 410 bps, to 39.5%. The Omnitracs Acquisition resulted in an Adjusted EBITDA increase of $45.0 million and the Spireon Acquisition resulted in an increase of $3.0 million on a constant currency basis. Excluding the Omnitracs Acquisition and Spireon Acquisition, Adjusted EBITDA decreased $56.1 million, or 14.0%, and on a constant currency basis, Adjusted EBITDA decreased $30.8 million, or 7.7%.

Vehicle Claims Adjusted EBITDA decreased $47.4 million, or 26.1%, to $133.7 million and Vehicle Claims Adjusted EBITDA Margin decreased by 920 bps, to 39.5%. On a constant currency basis, Vehicle Claims Adjusted EBITDA decreased $32.0 million, or 17.7%, to $149.1 million and the Vehicle Claims Adjusted EBITDA Margin decreased by 830 bps, to 40.4%. The decrease in Adjusted EBITDA and Adjusted EBITDA margin was primarily driven by key customer loss in the United States as well as an update to the allocation of costs across segments.

Vehicle Solutions Adjusted EBITDA increased $1.6 million, or 1.1%, to $141.5 million and Vehicle Solutions Adjusted EBITDA Margin decreased by 220 bps, to 35.7%. On a constant currency basis, Vehicle Solutions Adjusted EBITDA increased $10.4 million, or 7.4%, to $150.3 million and the Vehicle Solutions Adjusted EBITDA Margin decreased by 110 bps, to 36.8%. The increase in Adjusted EBITDA was primarily driven by our Restructuring Plan, which was the result of our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, and improving processes and product management. Additionally, the increase in Adjusted EBITDA was partially driven by the Spireon Acquisition in March 2022, which contributed $2.8 million of the increase on a constant currency basis.

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Vehicle Repair Adjusted EBITDA increased $4.2 million, or 5.3%, to $83.9 million and Vehicle Repair Adjusted EBITDA Margin increased by 500 bps, to 64.8%. On a constant currency basis, Vehicle Repair Adjusted EBITDA increased $7.7 million, or 9.7%, to $87.4 million and the Vehicle Repair Adjusted EBITDA Margin increased by 510 bps, to 64.9%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is primarily driven by our Restructuring Plan, which was the result of our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, and improving processes and product management.

Fleet Solutions Adjusted EBITDA increased $33.5 million, or 54.7%, to $94.7 million and Fleet Solutions Adjusted EBITDA Margin decreased by 180 bps, to 31.1%. On a constant currency basis, Fleet Solutions Adjusted EBITDA increased $33.4 million, or 54.6%, to $94.6 million and the Fleet Solutions Adjusted EBITDA Margin decreased by 200 bps, to 30.9%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin was primarily driven by the Omnitracs Acquisition and the Spireon Acquisition. For the six months ended September 30, 2022, the Omnitracs Acquisition and Spireon Acquisition contributed $79.6 million and $28.6 million of constant currency revenue, respectively. On a constant currency basis, the Omnitracs Acquisition and Spireon Acquisition contributed $45.0 million and $0.2 million increase in Adjusted EBITDA, respectively.

Comparison of the Fiscal Years Ended March 31, 2022, 2021 and 2020

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Fiscal Years Ended March 31,
(in thousands)	2022	2021	Change
Net Loss	$(277,792)	$(232,883)	$(44,909)	(19.3)%
Adjusted EBITDA
Vehicle Claims	$346,231	$301,520	$44,711	14.8%
Vehicle Solutions	274,998	234,234	40,764	17.4
Vehicle Repair	157,799	145,746	12,053	8.3
Fleet Solutions	172,472	7,716	164,756	2,135.3

Total Adjusted EBITDA	$951,500	$689,216	$262,284	38.1%

	Fiscal Years Ended March 31,
(in thousands)	2021	2020	Change
Net Loss	$(232,883)	$(472,187)	$(239,304)	(50.7)%
Adjusted EBITDA
Vehicle Claims	$301,520	$261,172	$40,348	15.4%
Vehicle Solutions	234,234	163,292	70,942	43.4
Vehicle Repair	145,746	115,572	30,174	26.1
Fleet Solutions	7,716	4,792	2,924	61.0

Total Adjusted EBITDA	$689,216	$544,828	$144,388	26.5%

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	Fiscal Years Ended March 31,
	2022	2021	Change (%/bps)
Net loss margin	(12.6)%	(14.0)%	1.4%	140
Adjusted EBITDA Margin
Vehicle Claims	47.2%	44.4%	2.8%	280
Vehicle Solutions	37.5%	33.5%	4.0%	400
Vehicle Repair	59.2%	57.1%	2.1%	210
Fleet Solutions	36.5%	28.1%	8.4%	840

Total Adjusted EBITDA Margin	43.2%	41.5%	1.7%	170

	Fiscal Years Ended March 31,
	2021	2020	Change (%/bps)
Net loss margin	(14.0)%	(27.6)%	(13.6)%	(1,360)
Adjusted EBITDA Margin
Vehicle Claims	44.4%	34.7%	9.7%	970
Vehicle Solutions	33.5%	24.2%	9.2%	924
Vehicle Repair	57.1%	44.9%	12.3%	1,227
Fleet Solutions	28.1%	18.4%	9.7%	974

Total Adjusted EBITDA Margin	41.5%	31.9%	9.6%	963

Fiscal Year Ended March 31, 2022 vs. Fiscal Year Ended March 31, 2021. During the fiscal year ended March 31, 2022, net loss decreased $44.9 million, or 19.3%, to $277.8 million. Net loss margin decreased by 140 bps to 12.6%. During the fiscal year ended March 31, 2022, Adjusted EBITDA increased $262.3 million, or 38.1%, to $951.5 million. Adjusted EBITDA Margin increased by 170 bps, to 43.2%. On a constant currency basis, Adjusted EBITDA increased $251.5 million, or 36.5%, to $940.7 million. On a constant currency basis, Adjusted EBITDA Margin increased by 150 bps, to 43.0%. The Omnitracs Acquisition resulted in an Adjusted EBITDA increase of $173.1 million, and, on a constant currency basis, the Omnitracs Acquisition resulted in an Adjusted EBITDA increase of $173.9 million. The Adjusted EBITDA increase, excluding the acquisition of Omnitracs, was $88.2 million or 12.8% and $77.6 million or 11.3% on a constant currency basis. The increase in Adjusted EBITDA and Adjusted EBITDA Margin across all segments during the fiscal year ended March 31, 2022 was primarily driven by increased revenue and partially driven by the Restructuring Plan, leveraging Solera’s global scale, eliminating redundancies, and improving processes and product management.

Vehicle Claims Adjusted EBITDA increased $44.7 million, or 14.8%, to $346.2 million and Vehicle Claims Adjusted EBITDA Margin increased by 280 bps, to 47.2%. On a constant currency basis, Vehicle Claims Adjusted EBITDA increased $40.8 million, or 13.5% to $342.3 million and the Vehicle Claims Adjusted EBITDA Margin increased by 260 bps, to 47.0%. The increase in Adjusted EBITDA and Adjusted EBITDA margin is primarily driven by revenue increase of $48.1 million on a constant currency basis, which is mainly due to increase in transactional claims volumes as a result of the COVID-19 related recovery, and further penetration to existing customers with existing solutions. Additionally, the increase in Adjusted EBITDA and Adjusted EBITDA Margin is partially driven by our Restructuring Plan, which was the result of our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, and improving processes and product management.

Vehicle Solutions Adjusted EBITDA increased $40.8 million, or 17.4%, to $275.0 million and Vehicle Solutions Adjusted EBITDA Margin increased by 400 bps, to 37.5%. On a constant currency basis, Vehicle Solutions Adjusted EBITDA increased $35.8 million, or 15.3%, to $270.1 million and the Vehicle Solutions Adjusted EBITDA Margin increased by 370 bps, to 37.2%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is primarily driven by revenue increase of $27.5 million on a constant currency basis, which is mainly driven by increase of new and used car sales volumes as a result of the COVID-19 pandemic related

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recovery and partially driven by higher volumes for the U.S. underwriting business with existing customers. Additionally, the increase in Adjusted EBITDA and Adjusted EBITDA Margin is partially driven by the Restructuring Plan, which was the result of our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, and improving processes and product management.

Vehicle Repair Adjusted EBITDA increased $12.1 million, or 8.3%, to $157.8 million and Vehicle Repair Adjusted EBITDA Margin increased by 210 bps, to 59.2%. On a constant currency basis, Vehicle Repair Adjusted EBITDA increased $10.2 million, or 7.0%, to $155.9 million and the Vehicle Repair Adjusted EBITDA Margin increased by 200 bps, to 59.1%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is primarily driven by revenue increase of $8.6 million on a constant currency basis. The increase in Adjusted EBITDA and Adjusted EBITDA Margin was also driven by our Restructuring Plan, which was the result of our business transformation and strategy to transition from a holding company to an operating company model, while leveraging our global scale, eliminating redundancies, and improving processes and product management.

Fleet Solutions Adjusted EBITDA increased $164.8 million, or 2,135.3%, to $172.5 million and Fleet Solutions Adjusted EBITDA Margin increased by 840 bps, to 36.5%. On a constant currency basis, Fleet Solutions Adjusted EBITDA increased $164.6 million, or 2,133.3%, to $172.3 million and the Fleet Solutions Adjusted EBITDA Margin increased by 850 bps, to 36.6%. The increase in Adjusted EBITDA and Adjusted EBITDA Margin is primarily driven by the Omnitracs Acquisition, which was completed in June 2021. For the fiscal year ended March 31, 2022 Omnitracs contributed $411.3 million of revenue and $173.9 million of Adjusted EBITDA on a constant currency basis, which is not included in the comparison period of the fiscal year ended March 31, 2022.

Fiscal Year Ended March 31, 2021 vs. Fiscal Year Ended March 31, 2020. During the fiscal year ended March 31, 2021, net loss decreased $239.3 million, or 50.7%, to $(232.9) million. Net loss margin decreased by 1360 bps, to (14.0)%. During the fiscal year ended March 31, 2021, Adjusted EBITDA increased $144.4 million, or 26.5%, to $689.2 million. Adjusted EBITDA Margin increased by 963 bps, to 41.5%. On a constant currency basis, Adjusted EBITDA increased $135.0 million, or 24.8%, to $679.8 million. Adjusted EBITDA Margin increased by 949 bps, to 41.3%. The decrease in net loss and net loss margin during fiscal year ended March 31, 2021 compared to fiscal year ended March 31, 2020, was primarily driven by asset impairments recorded in the fiscal year ended March 31, 2020, partially offset by an increase in income tax expense during the fiscal year ended March 31, 2021. See “—Results of Operations” for further discussion of changes between fiscal years by financial statement line item. The increase in Adjusted EBITDA and Adjusted EBITDA Margin across all segments during fiscal year ended March 31, 2021 was primarily driven by the Restructuring Plan executed during the fiscal year, which was the result of Solera’s business transformation and strategy to transition from a holding company to an operating company model, while leveraging Solera’s global scale, eliminating redundancies, improving processes and product management. The Adjusted EBITDA increase was partially also driven by additional measures taken throughout the year to protect our operating cash flow as a result of the COVID-19 pandemic. These measures included, but were not limited to, furloughs, reduced hours and reduction in discretionary spending such as travel and entertainment. In addition, the increase was partially driven by the revenue increase in Vehicle Solutions and Fleet Solutions segments.

Vehicle Claims Adjusted EBITDA Margin increased by 970 bps, to 44.4%. On a constant currency basis, Vehicle Claims Adjusted EBITDA increased $35.4 million, or 13.6%, to $296.6 million and the Vehicle Claims Adjusted EBITDA Margin increased by 957 bps, to 44.2%. The increase in Vehicle Claims Adjusted EBITDA and Adjusted EBITDA Margin was primarily driven by the Solera business transformation and strategy to transition from a holding company to an operating company model, and partially driven by additional measures taken to protect our operating cash flow as a response to the COVID-19 pandemic. The actions taken resulted in $118.0 million of expense savings on a constant currency basis. The decrease in expenses was partially offset by $83.0 million of revenue decrease, primarily driven by the COVID-19 pandemic due to lower transactional claims volumes, resulting in lower transactional revenue for the Vehicle Claims segment.

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Vehicle Solutions Adjusted EBITDA increased $70.9 million, or 43.4%, to $234.2 million and Vehicle Solutions Adjusted EBITDA Margin increased by 924 bps, to 33.5%. On a constant currency basis, Vehicle Solutions Adjusted EBITDA increased $67.7 million, or 41.5%, to $231.0 million and Vehicle Solutions Adjusted EBITDA Margin increased by 907 bps, to 33.3%. The increase in Vehicle Solutions Adjusted EBITDA and Adjusted EBITDA Margin was primarily driven by the Solera business transformation and strategy to transition from a holding company to an operating company model, and partially driven by additional measures taken to protect our operating cash flow as a response to the COVID-19 pandemic. The actions taken resulted in $52.0 million of expense savings on a constant currency basis. In addition to the decrease in expenses, Vehicle Solutions Adjusted EBITDA growth was also driven by increase in revenue of $19.8 million on a constant currency basis, primarily driven by the Dealership Management System platform. Additionally, revenue increased in our digital identity business as a result of the COVID-19 pandemic, as the pandemic drove a volume increase in transactions primarily in the U.K.,requiring digital identity verification enabled by our solutions. The revenue increase was also driven by higher volumes in our underwriting business in the U.S. The revenue increase was partially offset by concessions given to the customer base to alleviate the impact of the COVID-19 pandemic.

Vehicle Repair Adjusted EBITDA increased $30.1 million, or 26.1%, to $145.7 million and Vehicle Repair Adjusted EBITDA Margin increased by 1,227 bps, to 57.1%. On a constant currency basis, Vehicle Repair Adjusted EBITDA increased $29.0 million, or 25.1%, to $144.5 million and Vehicle Repair Adjusted EBITDA Margin increased by 1,220 bps, to 57.1%. The increase in Vehicle Repair Adjusted EBITDA and Adjusted EBITDA Margin was primarily driven by the Solera business transformation and strategy to transition from a holding company to an operating company model. The actions taken resulted in $33.0 million of savings on a constant currency basis. Vehicle Repair revenue did not materially change and as such did not have a material impact on the Vehicle Repair Adjusted EBITDA.

Fleet Solutions Adjusted EBITDA increased $2.9 million or 61.0%, to $7.7 million and Fleet Solutions Adjusted EBITDA Margin increased by 974 bps to 28.1%. On a constant currency basis, Fleet Solutions Adjusted EBITDA increased $2.9 million, or 61.3%, to $7.7 million and Fleet Solutions Adjusted EBITDA Margin increased by 978 bps, to 28.1%. The increase in Fleet Solutions Adjusted EBITDA was primarily driven by the Solera business transformation and strategy to transition from a holding company to an operating company model. The actions taken resulted in $2.0 million of savings on a constant currency basis. The Fleet Solutions Adjusted EBITDA and Adjusted EBITDA Margin increase was also driven by increased revenue of $1.4 million on a constant currency basis. Fleet Solutions revenue increase was driven by higher volumes for fleet in our underwriting business.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited quarterly financial information for (i) in the instance of the Company, which includes DealerSocket results for all periods and Omnitracs results following the acquisition date of June 4, 2021, the fiscal quarters ended September, 30 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, for each of the four fiscal quarters in the year ended March 31, 2021, and the fiscal quarters in the year ended September 30, 2019, December 31, 2019 and March 31, 2020, and (ii) in the instance of Omnitracs, on a standalone pre-acquisition basis, the period of April 1, 2021 through June 3, 2021, the fiscal quarters ended March 31, 2021 and December 31, 2020, for each of the four fiscal quarters in the year-ended September 30, 2020, and the fiscal quarters ended September 30, 2019. The supplemental information below includes results of operations, Adjusted EBITDA to net income (loss) reconciliations, recurring and non-recurring revenues and free cash flows. The Company information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements and the Omnitracs pre-acquisition information has been prepared to conform with the Company’s presentation of statement of operations and Adjusted EBITDA. In the opinion of our management, such unaudited financial information reflects all adjustments necessary for the fair presentation of results for those periods. Our historical results are not necessarily indicative of the results that should be expected in any future period.

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SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY HISTORICAL RESULTS

(Dollars in thousands)

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019

Revenues	$574,710	$594,779	$575,389	$569,239	$576,483	$483,965	$434,586	$431,252	$418,054	$377,623	$431,453	$432,656	$424,801

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	236,350	229,647	217,226	218,797	221,137	189,452	169,133	177,841	164,570	163,053	193,519	189,700	188,808
Selling, general and administrative	123,254	129,748	117,541	127,324	125,184	239,721	78,862	76,447	77,692	78,780	109,783	100,860	99,241
Acquisition and related costs	9,698	3,848	48,297	14,123	6,481	20,086	594	1,725	496	1,992	7,156	9,568	20,899
Depreciation and amortization	101,193	111,587	113,379	104,818	104,510	78,121	81,067	78,666	77,190	76,527	92,944	86,501	86,683
Asset impairment charges	5,306	—	7,948	2,331	—	5,576	2,048	6,604	176	2,512	43,093	241,439	5,581
Restructuring charges and other costs associated with exit and disposal activities	(116)	1,507	(753)	2,646	11,424	2,771	7,793	5,734	2,373	4,408	8,291	1,396	9,425

Total operating expenses	475,685	476,337	503,638	470,039	468,736	535,727	339,497	347,017	322,497	327,272	454,786	629,464	410,637

Operating income (loss)	99,025	118,442	71,751	99,200	107,747	(51,762)	95,089	84,235	95,557	50,351	(23,333)	(196,808)	14,164
Other expense (income), net	(260,270)	(77,239)	(67,242)	(40,378)	(36,726)	124,063	(12,302)	177,109	50,956	(18,228)	21,256	27,452	(44,621)
Interest expense, net	159,757	130,862	126,146	123,900	123,280	91,706	80,447	81,485	80,362	84,393	87,072	87,737	90,636

Income (loss) before income taxes	199,538	64,819	12,847	15,678	21,193	(267,531)	26,944	(174,359)	(35,761)	(15,814)	(131,661)	(311,997)	(31,851)
Income tax provision (benefit)	45,390	21,241	52,572	20,187	21,083	(33,863)	20,481	12,411	(1,894)	2,895	(11,001)	16,152	(372)

Net income (loss)	154,148	43,578	(39,725)	(4,509)	110	(233,668)	6,463	(186,770)	(33,867)	(18,709)	(120,660)	(328,149)	(31,479)
Net income (loss) attributable to noncontrolling interests	23,197	10,935	2,834	5,769	7,676	(14,342)	2,127	3,018	3,137	1,535	2,149	9,511	2,804

Net income (loss) attributable to Solera Global Corp.	$130,951	$32,643	$(42,559)	$(10,278)	$(7,566)	$(219,326)	$4,336	$(189,788)	$(37,004)	$(20,244)	(122,809)	(337,660)	(34,283)

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Quarterly Revenue Trends

For the three months ended June 30, 2020, we experienced a decline in revenue, driven by COVID-19, as many markets across the globe were in complete lockdown. From the quarter ended September 30, 2020 through September 30, 2021, revenue increased sequentially each quarter as the impact of COVID-19 lessened. For the three months ended December 31, 2021 revenue declined primarily due to foreign currency exchange impact and loss of an insurance customer. The quarters ended June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021 and June 30, 2021 have shown significant growth versus the comparable quarters in the prior year driven primarily by increased volume of cars on the road as markets around the world eased their restrictions as they recovered from COVID-19, the addition of new products, acquisition of new customers as well as the Omnitracs Acquisition. Revenue declined in the quarter ended September 30, 2022 compared to the quarter ended September 30, 2021, driven primarily by unfavorable foreign currency exchange impacts.

Quarterly Operating Expense Trends

Cost of revenue and Selling, general and administrative. In the fiscal year ended March 31, 2021, we experienced a reduction in Cost of revenue and Selling, general and administrative expenses, driven mainly by the implementation of the Restructuring Plan. The decrease was also partially driven by temporary measures taken to protect our operating cash flow in response to COVID-19. The quarters ended June 30, 2022, March 31, 2022, December 31, 2021, September 30, 2021 and June 30, 2021 have shown increased Cost of revenues and Selling, general and administrative expenses from the comparative quarters in the previous fiscal year as a result of recovery from COVID-19 as well as the Omnitracs Acquisition. In the quarter ended June 30, 2021, we experienced a significant increase in Selling, general and administrative expenses due to non-recurring share-based compensation expenses of approximately $145.0 million related to the modification of certain stock options in shares of Solera Global Corp. and the awarding of fully vested equity classes RSUs in Solera Global Corp. to certain employees in connection with the completion of the merger between Solera and DealerSocket. Further, stock-based compensation continued to be higher for the quarters ended September 30, 2021, and December 31, 2021, due to modifications to share based compensation arrangements applicable to employees of Solera and DealerSocket and additional share-based compensation due to employees of Omnitracs as result of the acquisitions completed in June 2021. The increase in share-based compensation between the quarters ended December 31, 2021 and September 30, 2021, was primarily due to fair value changes of $13.2 million. The decrease in Selling, general and administrative expenses between the quarters ended September 30, 2022 and June 30, 2022 is primarily driven by fair value change in share-based compensation awards of $9.8 million.

Acquisition and related costs. Our Acquisition and related costs vary significantly depending on the timing of related transactions. The decrease in Acquisition and related costs during the quarter ended June 30, 2022 resulted from the decrease in acquisition activity as compared to previous quarters in which we completed large acquisitions such as Omnitracs. The increase in Acquisition and related costs during quarter ended September 30, 2022 was primarily attributable to a $5.0 million earn-out liability recognized in connection with a business acquired in March 2018. The increase in Acquisition and related costs during quarter ending March 31, 2022 was primarily attributable to a $35.0 million earn-out liability recognized in connection with a business acquired in March 2018 as well as $5.8 million in transaction costs related to the Spireon Acquisition. The increase during the quarters ended December 31, 2021, September 30, 2021, and June 30, 2021 was due to the acquisition of Omnitracs in June 2021 and the increase in the quarter ended September 30, 2019 was due to earn-out charges for a business acquired in March 2018.

Depreciation and amortization expenses. The increase in Depreciation and amortization expenses in the quarters ended June 30, 2022, December 31, 2021 and September 30, 2021 was largely due to the acquisition of Omnitracs, with a further increase during the quarter ended March 31, 2022 due to the Spireon Acquisition. The decrease in Depreciation and amortization expenses between the quarters ended September 30, 2022 and June 30, 2022 is attributable primarily to measurement period adjustments associated with intangibles acquired in the Spireon Acquisition.

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Asset impairment charges. The Asset impairment charge in the quarter ended September 30, 2022 is associated with a $5.3 million fair value adjustment on a facility that is held for sale by the Company. The Asset impairment charges in the quarters ended March 31, 2022, December 31, 2021 and June 30 2021 were primarily due to impairment charges on leased assets related to the exit and sublease of leased office space. The quarter ended March 31, 2020 included an Asset impairment charge of $40.6 million related to certain of our indefinite-lived trademarks. The quarter ended December 31, 2019 included an Asset impairment charge of $236.6 million associated with the operations of DealerSocket.

Restructuring charges and other costs associated with exit and disposal activities. Fluctuations in Restructuring charges and other costs associated with exit and disposal activities largely result from the Restructuring Plan. The decrease in Restructuring charges and other costs associated with exit and disposal activities during the quarter ended March 31, 2022 was primarily due to the release of certain restructuring provisions for settled liabilities.

Other expense (income), net. Fluctuations in Other expense (income), net are primarily driven by changes in foreign exchange rates and gains/losses on derivatives. In addition, during the quarter ended June 30, 2021, we incurred additional expenses of $111.4 million resulting from a loss on debt extinguishment in connection with the Refinancing Transactions.

Interest expense, net. Interest expense, net increased during the quarters ending September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021 driven by the net increase in debt in connection with the June 2021 Refinancing Transactions and the Spireon Acquisition.

Income tax expense (benefit). For the quarter ended June 30, 2021, the Income tax benefit primarily relates to the change in the realizability of deferred tax assets as a result of the business combination transactions during the quarter and the remeasurement of deferred tax assets/liabilities as a result of the increase in the corporate tax rate in the United Kingdom. Income tax benefit for the quarter ended June 30, 2019 is related primarily to an intercompany transaction that resulted in a deferred tax asset in the United Kingdom with a corresponding discrete tax benefit.

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OMNITRACS TOPCO, LLC

UNAUDITED CONSOLIDATED QUARTERLY HISTORICAL RESULTS

(Dollars in thousands)

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Revenues	$89,127	$125,454	$124,694	$104,967	$105,555	$110,772	$115,584	$117,309	$118,363

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	50,644	72,851	74,376	63,761	56,429	62,164	64,188	68,538	64,058
Selling, general and administrative	22,846	32,034	31,197	27,245	22,826	26,752	24,892	28,788	21,567
Acquisition and related costs	2,696	2,621	5,767	9,223	2,011	1,088	1,000	2,132	2,172
Depreciation and	14,922	20,543	20,773	16,368	15,669	15,488	14,971	12,610	16,028
Asset impairment	—	—	—	6,226	—	0	—	1,830	—
Restructuring charges and other costs associated with exit and disposal activities	208	2,772	372	264	918	659	256	(1)	306

Total operating	91,316	130,821	132,485	123,087	97,853	106,151	105,307	113,897	104,131

Operating income (loss)	(2,189)	(5,367)	(7,791)	(18,120)	7,702	4,621	10,277	3,412	14,232
Other expense (income)	(50)	178	(570)	(301)	399	2,069	22	1,305	50
Interest expense, net	8,740	12,278	12,455	6,341	7,949	9,248	9,655	10,386	10,808

Loss before income taxes	(10,879)	(17,823)	(19,676)	(24,160)	(646)	(6,696)	600	(8,279)	3,374
Income tax provision (benefit)	363	1,165	3,653	234	198	3,004	3,061	851	1,326

Net income (loss)	(11,242)	(18,988)	(23,329)	(24,394)	(844)	(9,700)	(2,461)	(9,130)	2,048
Net income (loss) attributable to noncontrolling interests	(112)	(190)	(233)	(244)	(9)	(97)	(24)	(91)	20

Net income (loss) attributable to Omnitracs Topco, LLC	$(11,130)	$(18,798)	$(23,096)	$(24,150)	$(835)	$(9,603)	$(2,437)	$(9,039)	$2,028

Quarterly Revenue Trends

Quarterly revenues declined in the last two quarters of fiscal year ended September 30, 2020 from comparative quarters in fiscal year ended September 30, 2019 driven by COVID-19, as fleet operations for certain customers were curtailed as a result of locks downs. Quarterly revenues began to recover during the quarters ended March 31, 2021 and December 31, 2020 compared to quarters ended March 31, 2020 and December 31, 2019 due to markets opening up and increases in customers’ fleet operations. Additionally, the acquisition of SmartDrive effective as of October 1, 2020 further increased revenues in subsequent fiscal periods.

Quarterly Cost of Revenue and Selling, General and Administrative Trends

Cost of revenue and selling, general, and administrative expenses declined the last two quarters the fiscal year ended September 30, 2020 from comparative quarters in fiscal year ended September 30, 2019 driven by

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implementation of cost saving initiatives and certain temporary measures in response to the COVID-19 pandemic. Expenses generally increased during the quarters ended March 31, 2021 and December 31, 2020 compared to quarters ended March 31, 2020 and December 31, 2019 as operations returned to more normal levels following the opening of markets, and further increased in connection with the acquisition of SmartDrive effective as of October 1, 2020.

Acquisition and Integration Costs. These costs increased during the quarters ended September 30, 2020 and December 31, 2020 in connection with the acquisition of SmartDrive and associated integration activities.

Depreciation and Amortization Expenses. The increase in depreciation and amortization expenses in the quarter ending December 31, 2020 is largely due to the acquisition of SmartDrive.

Restructuring Expenses. The increase in restructuring expense during the quarter ended March 31, 2021 was in connection with execution of cost savings initiatives following the acquisition of SmartDrive.

Asset Impairment Charges. Impairment charges recognized during the quarter ended September 30, 2020 related primarily to impairments recorded in connection with investments in certain unconsolidated joint ventures and impairments for right of use assets for operating leases which were exited in the period.

Interest Expense. The increase in interest expense beginning in the quarter ended December 31, 2020 was in connection with additional borrowings under a long-term debt facility to finance the acquisition of SmartDrive.

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Reconciliation of Adjusted EBITDA to Net income (loss)

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY ADJUSTED EBITDA RECONCILIATION TO NET INCOME (LOSS)

(Dollars in thousands)

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Net Income (loss)	$154,148	$43,578	$(39,725)	$(4,509)	$110	$(233,668)	$6,463	$(186,770)	$(33,867)	$(18,709)	$(120,660)	$(328,149)	$(31,479)
Add: Income tax provision	45,390	21,241	52,572	20,187	21,083	(33,863)	20,481	12,411	(1,894)	2,895	(11,001)	16,152	(372)

Net income (loss) before income tax provision	$199,538	$64,819	$12,847	$15,678	$21,193	$(267,531)	$26,944	$(174,359)	$(35,761)	$(15,814)	$(131,661)	$(311,997)	$(31,851)
Add: Depreciation and amortization	101,193	111,587	113,379	104,818	104,510	78,121	81,067	78,666	77,190	76,527	92,944	86,501	86,683
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	(116)	1,507	(753)	2,646	11,424	2,771	7,793	5,734	2,373	4,408	8,291	1,396	9,425
Add: Asset impairment charges (2)	5,306	—	7,948	2,331	—	5,576	2,048	6,604	176	2,512	43,093	241,439	5,581
Add: Acquisition and related costs (3)	9,698	3,848	48,297	14,123	6,481	20,086	594	1,725	496	1,992	7,156	9,568	20,899
Add: Litigation related expenses (4)	1,968	1,872	(198)	(3,017)	1,422	4,616	361	397	1,263	1,678	1,739	2,625	1,987
Add: Interest expense	159,757	130,862	126,146	123,900	123,280	91,706	80,446	81,486	80,362	84,393	87,072	87,737	90,636
Add: Other (benefit) expense, net (5)	(261,557)	(82,241)	(66,748)	(42,345)	(37,431)	122,023	(13,042)	174,940	49,259	(18,878)	19,682	25,659	(45,933)
Add: Share-based compensation expense (6)	(3,821)	3,386	610	28,431	23,142	147,800	4,112	1,227	3,901	1,140	1,020	650	892
Add: Management charges (7)	1,287	5,002	(494)	1,967	705	2,040	740	2,169	1,697	650	1,575	1,793	1,311

Adjusted EBITDA	$213,253	$240,642	$241,034	$248,532	$254,726	$207,208	$191,063	$178,589	$180,956	$138,608	$130,911	$145,371	$139,630

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OMNITRACS TOPCO, LLC

UNAUDITED CONSOLIDATED QUARTERLY ADJUSTED EBITDA RECONCILIATION TO

NET LOSS

(Dollars in thousands)

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Net Income (loss)	$(11,242)	$(18,988)	$(23,329)	$(24,394)	$(844)	$(9,700)	$(2,461)	$(9,130)	$2,048
Add: Income tax provision	363	1,165	3,653	$234	198	3,004	3,061	851	1,326

Net income (loss) before income tax provision	(10,879)	(17,823)	(19,676)	(24,160)	(646)	(6,696)	600	(8,279)	3,374
Add: Depreciation and amortization	14,922	20,543	20,773	16,368	15,669	15,488	14,971	12,610	16,028
Add: Restructuring charges and other costs associated with exit and disposal activities (1)	208	2,772	372	264	918	659	256	(1)	306
Add: Asset impairment charges (2)	—	—	—	6,226	—	—	—	1,830	—
Add: Acquisition and related costs (3)	2,696	2,621	5,767	9,223	2,011	1,088	1,000	2,132	2,172
Add: Litigation related expenses (4)	1,893	1,893	522	601	541	—	—	3,144	9
Add: Interest expense	8,740	12,278	12,455	6,341	7,949	9,248	9,655	10,386	10,808
Add: Other expense (income), net (5)	(176)	1,288	(694)	(312)	227	3,118	(119)	855	(357)
Add: Share-based compensation expense (6)	1,149	1,747	2,343	2,748	625	807	911	1,243	1,511
Add: Management charges (7)	201	164	259	127	283	251	230	357	249

Adjusted EBITDA	$18,754	$25,483	$22,121	$17,426	$27,577	$23,963	$27,504	$24,277	$34,100

Represents Omnitracs Adjusted EBITDA from April 1, 2021 through June 3, 2021. The Omnitracs Adjusted EBITDA from June 4, 2021 through September 30, 2022 are included within the historical income statement activity for Solera Global Corp.

(1)

Restructuring charges and other costs associated with exit and disposal activities primarily represent costs incurred in relation to our restructuring initiatives. Restructuring charges primarily include charges related to employee termination, and lease and vendor contract liabilities that we do not expect to provide future economic benefits due to the implementation of our restructuring initiatives. See Note 18, “Restructuring Charges and Other Costs Associated with Exit and Disposal Activities,” to the accompanying consolidated financial statements for the fiscal years ended March 31, 2022, 2021 and 2020.

(2)

Asset impairment charges primarily represent costs resulting from the excess of carrying values of our reporting units with goodwill, our long-lived assets, and our indefinite-lived intangible assets over their respective fair values, and, accordingly, we may identify impairment of those assets in the future. See Note 2, “Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to the accompanying consolidated financial statements for additional information regarding our goodwill and indefinite-lived intangible asset impairments.

(3)	Acquisition and related costs include professional fees and personnel retention incentives; legal and professional fees and other transaction costs associated with completed and contemplated business

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combinations, capital structure changes and asset acquisitions; costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding; and other charges incurred as a direct result of our acquisition efforts. Some of these other charges result from acquisitions made, and include changes to the fair value of contingent purchase consideration, acquired assets and assumed liabilities subsequent to the completion of the purchase price allocation, purchase price that is deemed to be compensatory in nature from prior acquisitions and incentive compensation arrangements with continuing employees of acquired companies.
(4)	Litigation related expenses primarily represent legal expenses incurred that are non-recurring in nature.
(5)

Other expense (income), net consists of foreign exchange losses and gains including loss (gain) on Euro denominated debt, realized and unrealized losses and gains on derivative instruments, loss (gain) on asset sales, loss (gains) on change in fair value for Warrants, debt extinguishment loss (gain), investment income and other miscellaneous expense and income. These expenses (income) are primarily driven by non-recurring events or expenses (income) that do not relate to normal business operations. For the reconciliation above, we break out management charges separately from the rest of other expense (income). The aggregation of the two lines will result in the other expense (income) shown in the consolidated statements of loss.

(6)

Share-based compensation expense is provided to certain employees. Share-based compensation is further discussed in Note 13, “Share-Based Compensation,” to the accompanying consolidated financial statements.

(7)

Management charges include charges paid to Vista Consulting Group, LLC, an affiliate of Vista, for consulting services provided. These costs are ad hoc in nature and do not relate to the underlying business operations. Following our initial public offering, we may continue to engage Vista Consulting Group, LLC, an affiliate of Vista, for consulting services from time to time, subject to compliance with our related party transactions policy. For further discussion on the consulting agreement with Vista Consulting Group, LLC, refer to “Certain Relationships and Related Party Transactions—Related Party Transactions—Relationship with VCG and Companies Controlled by Vista.”

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Recurring and Non-Recurring Revenue

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY RECURRING AND NON-RECURRING REVENUES

(Dollars in thousands)

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019

Recurring Revenue	$507,056	$520,670	$517,216	$534,757	$542,956	$464,458	$420,317	$413,240	$405,644	$368,518	$417,640	$417,881	$415,230
Non-Recurring Revenue	67,654	74,109	58,173	34,482	33,527	19,507	14,270	18,012	12,409	9,105	13,813	14,775	9,571

Total Revenue	$574,710	$594,779	$575,389	$569,239	$576,483	$483,965	$434,587	$431,252	$418,053	$377,623	$431,453	$432,656	$424,801

OMNITRACS TOPCO, LLC

UNAUDITED CONSOLIDATED QUARTERLY RECURRING AND NON-RECURRING REVENUES

(Dollars in thousands)

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019

Recurring Revenue	$71,023	$100,228	$100,146	$84,208	$84,642	$86,720	$90,679	$90,236	$90,761
Non-Recurring Revenue	18,104	25,226	24,548	20,759	20,913	24,052	24,905	27,073	27,602

Total Revenue	$89,127	$125,454	$124,694	$104,967	$105,555	$110,772	$115,584	$117,309	$118,363

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Free Cash Flow

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED QUARTERLY FREE CASH FLOW

(Dollars in thousands)

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Cash flows from operating activities	$90,389	$34,363	$105,305	$2,132	$47,996	$52,768	$43,059	$102,272	$16,687	$79,249	$13,675	$85,110	$(42,120)
Less: Capital expenditures	(17,225)	(9,357)	(6,641)	(28,079)	(23,020)	(3,685)	(15,540)	(11,278)	(2,170)	(3,306)	(7,414)	(11,735)	(7,055)
Less: Acquisitions and capitalization of intangible assets	(18,455)	(19,048)	(15,213)	(13,571)	(12,710)	(10,625)	(11,552)	(7,829)	(6,933)	(7,152)	(10,839)	(10,903)	(12,184)

Free Cash Flow	$54,709	$5,958	$83,451	$(39,518)	$12,266	$38,458	$15,967	$83,165	$7,584	$68,791	$(4,578)	$62,472	$(61,359)

The Company also evaluated cash paid for interest on debt for the trailing ten quarters for Solera Global Corp. as provided below:

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Cash Paid for Interest	$182,374	$122,595	$81,163	$130,918	$120,891	$68,412	$126,495	$25,938	$122,023	$33,820	$94,081	$59,358	$136,676

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OMNITRACS TOPCO, LLC

UNAUDITED CONSOLIDATED QUARTERLY FREE CASH FLOW

(Dollars in thousands)

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019

Cash flows from operating activities	$(2,005)	$15,973	$(6,667)	$11,242	$24,677	$6,737	$174	$20,917	$22,415
Less: Capital expenditures	(1,598)	(3,821)	(8,910)	(2,854)	(2,941)	(2,908)	(3,307)	(5,371)	(3,551)
Less: Acquisitions and capitalization of intangible assets	(3,580)	(6,912)	(4,640)	(5,912)	(4,494)	(2,068)	(2,826)	(5,452)	(3,697)

Free Cash Flow	$(7,183)	$5,240	$(20,217)	$2,476	$17,242	$1,761	$(5,959)	$10,094	$15,167

The Company also evaluated cash paid for interest on debt for the trailing nine quarters for Omnitracs as provided below:

	April 1, 2021 - June 3, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Cash Paid for Interest	$7,057	$10,952	$10,634	$5,649	$7,372	$8,812	$8,832	$9,611	$10,453

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Liquidity and Capital Resources

General

Principal sources of liquidity are and will continue to be existing cash and cash equivalents, cash flows from operations and available borrowings under our revolving credit facility. We have used and will continue to use our sources of liquidity to meet debt service requirements, fund capital expenditures, provide working capital, and fund business acquisitions. We believe our current sources of liquidity are adequate to meet all our cash needs to operate and invest in our business for the next 12 months.

As of September 30, 2022, our principal sources of liquidity were cash and cash equivalents totaling $260.2 million, which was held for working capital purposes, as well as the available balance of $105.4 million under our Revolving Credit Facility. As of March 31, 2022, our principal sources of liquidity were cash and cash equivalents totaling $348.2 million, which was held for working capital purposes, as well as the available balance of $187.9 million under our Revolving Credit Facility. Further, see Note 11, “Debt,” to the accompanying condensed and consolidated financial statements for the six months ended September 30, 2022 and 2021 for the available and outstanding borrowings under the revolver and total current and long-term debt obligations. We were in compliance with all of our debt covenants as of September 30, 2022 and March 31, 2022, 2021 and 2020.

We believe that internally generated funds and current cash on hand, together with borrowings available under our revolving facility, will provide sufficient liquidity for the next 12 months. Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our revolving facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our management believes that it is important to invest in the future growth of our business to support improving our results of operations, either through acquisitions or penetration of new geographic markets and other strategic opportunities. We regularly review acquisition and other strategic opportunities, which may require additional debt or equity financing. If we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders may result. Additional debt financing may include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Any equity or debt financing may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders.

Credit Facilities

On the Refinancing Date, we refinanced our existing indebtedness in connection with the acquisition of Omnitracs and merger with DealerSocket. In connection with the refinancing, we entered into (1) the First Lien Credit Agreement, which provides for the First Lien Term Loans in an aggregate principal amount of $3,380.0 million, €1,200.0 million and £300.0 million and the Revolving Credit Facility in an aggregate principal amount of $500.0 million and (2) the Second Lien Credit Agreement, which provided for the Second Lien Term Loans in an aggregate principal amount of $2,500.0 million. The Revolving Credit Facility contains a sublimit for the issuance of certain letters of credit of $175.0 million.

Borrowings under the Credit Facilities (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to the highest of (i) the rate last quoted by the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds rate in effect on such day plus 0.50% and (iii) the sum of (a) the adjusted eurocurrency rate (either adjusted LIBOR or adjusted EURIBOR, depending on the currency of the loans) (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for a eurocurrency rate loan of the same tranche with a one-month interest period plus (b) 1.00% or (2) an adjusted eurocurrency rate that is subject to, with respect to (w) the Revolving Loans, a 0.00% interest rate floor, (x) the First Lien Term Loans

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denominated in U.S. dollars, a 0.50% interest rate floor, (y) the First Lien Term Loans denominated in Euros, a 0.00% interest rate floor, and (z) the Second Lien Term Loans, a 1.00% interest rate floor.

First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (v) with respect to Revolving Loans (i) that bear interest with respect to a eurocurrency rate, 3.50%, (ii) that bear interest with respect to the base rate, 2.50% and (iii) that are denominated in British pounds sterling, 4.75%, in each case subject to step-downs based on our most recent First Lien Leverage Ratio, (w) with respect to First Lien Term Loans denominated in U.S. dollars, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (x) with respect to First Lien Term Loans denominated in Euros, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00 and (z) with respect to Second Lien Term Loans, (i) that bear interest with respect to a eurocurrency rate, 8.00% and (ii) that bear interest with respect to the base rate, 7.00%. In addition, the “Adjusted LIBOR Rate” and the “Adjusted EURIBOR Rate” are subject to customary hardwired reference rate replacement provisions.

We used the proceeds of the Credit Facilities to (i) to repay and cancel $1,713.1 million of first lien dollar-denominated term loan B indebtedness of certain subsidiaries of Solera Global Corp.; (ii) to redeem in full the 10.500% senior notes due 2024 in the amount of $2,112.0 million issued by certain subsidiaries of Solera Global Corp.; (iii) to redeem $1,834.2 million of Solera Global Corp.’s outstanding preferred equity;(iv) to repay and cancel $895.6 million of first lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (v) to repay and cancel $180.3 million of second-lien term loan B indebtedness of Omnitracs and certain of its subsidiaries; (vi) to repay and cancel $116.6 million of first-lien term loan B indebtedness of DealerSocket; (vii) to repay outstanding indebtedness of $200.6 million, drawn in May for the purpose of completing an acquisition, under the existing revolving credit facility of certain subsidiaries of Solera Global Corp.; and (vii) to repay and cancel €613.1 million of first lien Euro-denominated term loan B indebtedness of certain subsidiaries of Solera Global Corp. We used the net proceeds of the Spireon Borrowings, together with cash on hand, to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and Spireon Borrowings.

In 2022, we launched Solera Auto Finance to originate and service vehicle finance loans and receivables. This product is designed to enable franchise and independent dealers to provide competitive-rate auto loans for used vehicle purchases. In connection with the launch of our Solera Auto Finance offering, we are evaluating a potential securitization facility backed by auto loans and retail installment sale contracts. We are permitted under the Credit Facilities to establish permitted securitization facilities.

Contractual Commitments

We have contractual obligations under software license agreements and other purchase commitments which we expect to pay from cash generated from our normal business operations. Future minimum contractual commitments at September 30, 2022 are as follows (in thousands):

2023	$115,728
2024	14,038
Thereafter	1,207

Total	$130,973

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The following table summarizes our primary sources and uses of cash in the six months ended September 30, 2022 and 2021 (in thousands):

	Six Months Ended September 30,
	2022	2021	Change
Operating activities	$124,752	$100,764	$23,988
Investing activities	(92,614)	(217,984)	125,370
Financing activities	$(88,116)	$42,808	$(130,924)

Operating activities. The $24.0 million increase in cash provided by operating activities during six months ended September 30, 2022 as compared to the six months ended September 30, 2021 was primarily attributable to an increase in net income of $431.3 million from a net loss position of $233.6 million to a net income position of $197.7 million. This increase was partially offset by $191.3 million of non-cash foreign currency gains and a $111.4 million loss on extinguishment of debt in the six months ended September 30, 2021, and a decrease in cash provided by changes in operating assets and liabilities of $129.4 million.

Investing activities. The $125.4 million decrease in cash used in investing activities during six months ended September 30, 2022 as compared to the six months ended September 30, 2021 was primarily attributable to a $167.9 million decrease in cash used for business acquisitions as a result of the Omnitracs Acquisition occurring in the six months ended September 30, 2021, offset by an increase of $32.1 million in originations of held-to-maturity loans.

Financing activities. The $130.9 million decrease in cash provided by financing activities during six months ended September 30, 2022, as compared to the six months ended September 30, 2021 was primarily attributable to a decrease in net cash proceeds from debt of $2,109.2 million, offset by the redemption of preferred stock of $1,959.6 million during the six months ended September 30, 2021.

The following table summarizes our primary sources and uses of cash in the fiscal years ended March 31, 2022, 2021 and 2020 (in thousands):

	Fiscal Years Ended March 31,
	2022	2021	Change
Operating activities	$208,201	$241,267	$(33,066)
Investing activities	(681,472)	(74,444)	(607,028)
Financing activities	$415,295	$(46,601)	$461,896

	Fiscal Years Ended March 31,
	2021	2020	Change
Operating activities	$241,267	$133,897	$107,370
Investing activities	(74,444)	(255,818)	181,374
Financing activities	$(46,601)	$117,055	$(163,656)

Operating activities. The $33.1 million decrease in cash provided by operating activities during fiscal year 2022 primarily attributable to a decrease in non-cash add backs of $111.8 million, including $178.7 million of non-cash foreign currency gains, and partially offset by a $111.4 million loss on the extinguishment of debt. Key non-cash items for the fiscal year ended March 31, 2022 include depreciation and amortization of $400.8 million, deferred income tax benefit of $16.5 million, share-based compensation expense of $25.8 million, and asset impairment charges of $15.9 million. The $107.4 million increase in cash provided by operating activities during fiscal year 2021 was primarily attributable to a decrease in net loss of $239.3 million and decrease in cash provided by changes in operating assets and liabilities of $110.3 million. Key non-cash items for the fiscal year ended March 31, 2021 include depreciation and amortization of $313.5 million, change in fair value of warrants liability and other embedded liabilities of $114.3 million, foreign currency losses of $46.4 million, derivative

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financial instrument gains of $31.0 million and amortization of net discount and amortization of debt issuance costs of $24.2 million.

Investing activities. The $607.0 million increase in cash used in investing activities during fiscal year ended 2022 was primarily attributable to a net increase in cash used in business acquisitions, and cash used in acquisitions and capitalizations of intangible assets. The $181.4 million decrease in cash used in investing activities during fiscal year ended 2021 was primarily attributable to a net decrease in cash used for acquisitions of businesses and cash used in acquisitions and capitalization of intangible assets.

Financing activities. The $461.9 million increase in cash provided by financing activities during fiscal year 2022 was primarily attributable to our net increase in debt of $2.4 billion offset by a redemption of preferred stock of $2.0 billion. The $163.7 million decrease in cash provided by financing activities during fiscal year 2021 was primarily attributable to our reduction in cash received for new capital contributions of $236.7 million offset by a reduction in cash used for revolver repayments of $57 million and a reduction in cash used for dividends to non-controlling interests of $14.5 million.

Free Cash Flow

Free Cash Flow was $60.7 million for the six months ended September 30, 2022 compared to $50.7 million for the six months ended September 30, 2021. The increase in Free Cash Flow was primarily driven by an increase in cash flows from operating activities and a decrease in capital expenditures.

Free Cash Flow was $94.7 million in fiscal year 2022 compared to $175.5 million in fiscal year 2021. The decrease in Free Cash Flow was primarily driven by a decrease in cash flows from operating activities, and increase in capital expenditures and acquisitions and capitalization of intangible assets.

Free Cash Flow was $175.5 million in fiscal year 2021 compared to $54.6 million in fiscal year 2020. The increase in Free Cash Flow was primarily driven by an increase in cash flows from operating activities, and lower acquisitions and capitalization of intangible assets.

Impact of Inflation

We do not believe inflation has had a material effect on our financial condition or results of operations in recent years. Inflation impacts all our operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our pricing flexibility. In addition, macroeconomic conditions (i) have resulted in, and may continue to result in higher interest rates and capital costs, increased costs of labor and other similar effects and (ii) could make additional price increases imprudent. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed without any resulting change to purchasing patterns. In addition, there can be no assurance that we will generate sales growth in an amount sufficient to offset inflationary or other cost pressures. Accordingly, there can be no assurance that our financial condition and results of operations will not be materially impacted by inflation in the future.

Off-Balance Sheet Arrangements and Related Party Transactions

As of September 30, 2022, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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For detail of related party transactions, see Note 18, “Related Party Transactions,” to the accompanying consolidated financial statements for fiscal years ended March 31, 2022, 2021, and 2020 and Note 17, “Related Party Transactions,” to the accompanying condensed and consolidated financial statements for the six months ended September 30, 2022 and 2021.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in our consolidated financial statements. On an ongoing basis, we evaluate estimates. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2, “Summary of Significant Accounting Policies” to the accompanying consolidated financial statements.

We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about highly complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

The accounting policies that most frequently require us to make assumptions, judgments, and estimates, and therefore are critical to understanding our results of operations, are:

•	Revenue recognition;

•	Warrants;

•	Purchase price allocation;

•	Goodwill and intangible assets; and

•	Income taxes.

Revenue Recognition

Our contracts with customers that include a single performance obligation typically do not require any significant judgments in determining when and how much revenue should be recognized. However, contracts with customers that include promises to transfer multiple products and services to a customer may require significant judgment in determining whether services or products are considered distinct performance obligations that should be accounted for separately versus together. If a contract is determined to contain multiple distinct performance obligations, significant judgment may also be required in allocating the transaction price based on the estimated standalone selling price of each distinct performance obligation.

We have concluded that on-premise IP based features of our SaaS licenses are generally not distinct from the obligation to provide SaaS offerings throughout the contract term. This is due to the features having limited functionality, limited only to data capture and data cache if not bundled with SaaS, while the SaaS performs all critical processes. As such, the promises for on-premises IP based features and SaaS represent inputs to a single, combined performance obligation. Further, IP based on-premises features and SaaS are highly interdependent and interrelated such that they significantly affect each other therefore, we concluded the IP based on-premises features and SaaS represents a single performance obligation to the customer, with revenue recognized over-time in line with the pattern of transfer to the customer.

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Warrants

We evaluated the Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be indexed to the Company’s own stock. Specifically, the settlement amount under the Warrants may be adjusted by items that are not permissible under the indexation guidance. As such, the Warrants do not meet the criteria under ASC 815-40 to be classified in equity. Since the Warrants meet the definition of a derivative under ASC 815, we recorded these Warrants as liabilities on the consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of loss and comprehensive income (loss) at each reporting date. As of September 30, 2022, these Warrants have been fully exercised and there is no liability outstanding.

Purchase Price Allocation

We evaluated our acquisitions under ASC 805, Business Combinations, and applied business combination accounting referred to as the acquisition method. Under this method, the Company determines the fair values of the net identifiable assets acquired at the transaction date in order to identify any write-up (down) adjustments required and calculate the amount of Goodwill (excess of the total equity value over net assets acquired). The valuations performed to determine fair values of the net identifiable assets acquired employ different valuation methods depending on the nature of assets (e.g. multi-period excess earnings method for Customer Relationships, relief-from-royalty method for Trademark and Technology) and rely heavily on the use of estimates and forecasted financial information.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of tangible net assets and identifiable intangible assets of the businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Intangible assets determined to have definite lives are amortized over their useful lives. Goodwill and intangible assets with indefinite lives are subject to impairment testing annually, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable, using the guidance and criteria described in the accounting standard for Goodwill and Other Intangible Assets. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.

As of September 30, 2022, and March 31, 2022, we had goodwill of $6,316.5 million and $6,640.7 million, respectively, which represents 65.8% and 65.3% of our total assets, respectively. Solera performs their annual goodwill and indefinite-lived intangible assets impairment assessment as of January 1 of each fiscal year. No impairment charges were recorded during the six months ended September 30, 2022 and 2021. For the fiscal years ended March 31, 2021 and 2020, Solera and DealerSocket performed separate annual goodwill and indefinite-lived intangibles asset impairment assessments as they were standalone companies prior to the Organizational Transactions in June 2021. In the annual goodwill and indefinite-lived intangible asset impairment assessments for fiscal year ended March 31, 2022, we concluded that the fair value of all its reporting units with goodwill exceeded their respective carrying values, and accordingly, we did not identify any impairment of goodwill.

We have the ability to influence the outcome and ultimate results based on the assumptions and estimates we choose for determining the fair value of our reporting units. To mitigate undue influence, we set criteria and benchmarks that are reviewed and approved by various levels of management and reviewed by other independent parties. The determination of whether or not goodwill or indefinite-lived acquired intangible assets have become impaired involves a significant level of judgment in the assumptions and estimates underlying the approach used to determine the value of our reporting units. Changes in our strategy or market conditions could significantly impact these judgments and require an impairment to be recorded to intangible assets and goodwill. Prior to the impairment tests performed for year 2021, the World Health Organization declared COVID-19 as a pandemic on March 11, 2020. However, we concluded that the declines in revenue and Adjusted EBITDA were temporary. As such, there have been no other than temporary goodwill impairment triggers, including from the impacts of the COVID-19 pandemic, subsequent to the annual impairment tests.

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Income Taxes

The provision for income taxes, income taxes payable and deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

As part of the process of preparing consolidated financial statements, estimates of income taxes and tax contingencies are required to be made in each of the jurisdictions in which operations exist prior to the completion and filing of tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences, or reversing book-tax differences, resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities.

Assessments of the likelihood that deferred tax assets will be realizable using the more-likely-than-not standard are required. All available evidence is considered, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. If it is determined that deferred tax assets do not meet the more-likely-than-not standard, a valuation allowance is established. When permitted, significant judgment is exercised relating to the projection of future taxable income. If judgments regarding recoverability of deferred tax assets change in future periods, the valuation allowances may need to be adjusted, which could impact the results of operations in the period in which such determination is made.

We follow the accounting guidance on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.

For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As applicable, we recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We conduct our operations in many countries around the world. As a result, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter either a purchase or sale transaction using a currency other than the local functional currency. With respect to currency translation risk, the financial condition and results of operations are measured and recorded in the relevant local functional currency and then translated into U.S. dollars for inclusion in our consolidated financial statements.

Exchange rates between most of the major foreign currencies used to transact business and the U.S. dollar have fluctuated significantly over the last few years and we expect that they will continue to fluctuate. A significant portion of our revenues and costs are denominated in Euros, Pound Sterling, Swiss francs, Canadian dollars and other foreign currencies. For more information relating to the average quarterly exchange rates for the Euro and Pound Sterling since the beginning of fiscal year 2019 see table set forth in section entitled “Factors Affecting Our Operating Results—Foreign Currency.”

During the six months ended September 30, 2022, as compared to the six months ended September 30, 2021, the U.S. dollar strengthened versus the Euro by 12.9% and strengthened versus the Pound Sterling by 12.1%, respectively, which on a net basis decreased revenues and expenses for the six months ended September 30, 2022. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which

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we transact businesses would have resulted in a decrease or increase, as the case may be, to our consolidated revenues of $22.2 million and $24.5 million during each of the six months ended September 30, 2022 and 2021, respectively.

During the fiscal year ended March 31, 2022, as compared to the fiscal year ended March 31, 2021, the U.S. dollar strengthened versus the Euro by 0.3% and weakened versus the Pound Sterling by 4.6%, respectively, which on a net basis increased revenues and expenses for the fiscal year ended March 31, 2022. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact businesses would have resulted in a decrease or increase, as the case may be, to our combined revenues of $46.0 million and $39.4 million during the fiscal years ended March 31, 2022 and 2021, respectively.

During the fiscal year ended March 31, 2021, as compared to the fiscal year ended March 31, 2020, the U.S. dollar weakened versus the Euro by 4.9% and weakened versus the Pound Sterling by 2.7%, respectively, which on a net basis increased revenues and expenses for the fiscal year ended March 31, 2021. A hypothetical 5% increase or decrease in the U.S. dollar versus other currencies in which we transact businesses would have resulted in a decrease or increase, as the case may be, to our consolidated revenues of $39.4 million and $40.3 million during the fiscal years ended March 31, 2021 and 2020, respectively.

The following is a summary of our outstanding derivative financial instruments as of September 30, 2022 that are relevant to the exposure to foreign currency risk:

•

On September 27, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 9.338%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $269.2 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

•

On September 27, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.46%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $385.4 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

Interest Rate Risk

Our outstanding long-term debt as of September 30, 2022 consists primarily of the following:

•

Solera first lien credit facilities that consist of term loans comprised of three tranches; the first denominated in US Dollars an in an initial aggregate principal amount of $3,380.0 million, the second denominated in British Pounds Sterling in an initial aggregate principal amount of £300.0 million, and the third denominated in Euro in an initial aggregate principal amount of €1,200 million. The US Dollar denominated term loan bears interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 4.0% per annum with a minimum LIBOR rate of 0.50%; the British Pounds Sterling denominated term loan bears interest at a rate equal to SONIA plus an applicable margin of 5.25% with a minimum SONIA rate of 0%; the Euro denominated term loan bears interest at a rate equal to Euribor plus an applicable margin of 4.0% with a minimum Euribor rate of 0%. We added an additional principal amount of $300 million to the first lien credit facility in March 2022 connection with the Spireon acquisition, Additionally, Solera has a revolving credit facility with total commitments of $500 million. Of this commitment, we are utilizing $378.0 million for outstanding loans with an average interest rate of 6.0%.

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•

A second lien credit facility that consists of term loans denominated in US Dollars in an initial aggregate principal amount of $2,500 million. The 2L term loans bear interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 8% with a minimum LIBOR rate of 1.0%.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are exposed to interest rate risk from changes in variable interest rates applicable to certain borrowings under our Credit Facilities. As of September 30, 2022, $7.9 billion of our borrowings under the Credit Facilities were subject to variable interest rates. A hypothetical 1% increase in underlying interest rates on outstanding borrowings under our Credit Facilities would result in $50.7 million change to our annualized interest expense. Therefore, the current interest rate environment has resulted, and may continue to result in, increasing debt service obligations even if our amounts borrowed remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, has, and may continue to, correspondingly decrease.

We have started to consider the implications of the transition of LIBOR to alternative reference rate measures that will likely become effective by the middle of 2023. We believe that there is still some uncertainty over what these rates will be but one possibility for U.S. dollar LIBOR would be the Secured Overnight Financing Rate (“SOFR”). We are reviewing the potential impact on the application of this rate on our interest expense once it becomes applicable. Our senior secured credit facilities will automatically be amended to reflect an agreed market convention benchmark replacement rate as the replacement for LIBOR for U.S. dollar loans, and based on recent borrowings and the applicable market guidance regarding SOFR, we do not anticipate this to have a material impact on the business.

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BUSINESS

Unless otherwise stated or the context otherwise requires, references in this section to “we”, “us”, “our”, “Solera” or “the Company” refer collectively to Solera Global Corp., DealerSocket, Spireon and Omnitracs on an integrated basis. Historical financial information relating to the period ended, or as of September 30, 2022, does not reflect the financial performance of Omnitracs and Spireon prior to the dates of acquisition on June 4, 2021 and March 1, 2022, respectively. Historical data points, outside of historical financial information, relating to the period ended, or as of September 30, 2022, reflects the position of the Company on a consolidated basis.

Our Business

We are the global leader in vehicle lifecycle management, providing asset intelligence that accelerates business success for our customers. We have achieved our leadership position through many decades of solving complex operational and business challenges facing our approximately 300,000 customers who operate in more than 100 countries across six continents. We believe there is no other company in the world that competes with us across our entire portfolio of software services and data assets. By using our AI-enabled product suites, proprietary datasets, and powerful innovation engines, we deliver independent and objective solutions to support business-critical workflows. These include touchless claims processing and related workflows, vehicle diagnostic data and parts services, driver safety and risk assessment, dealer management, digital retailing and commercial fleet management systems.

Our customers are key stakeholders in a large, complex, and highly interconnected automotive ecosystem. They include, among others, P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. Most of our customers rely on multiple disparate systems and legacy point solutions that are internally developed or sourced by different providers. The complexity and inefficiency of managing these systems while conducting day-to-day operations is challenging for customers of any size.

Our position at the center of this automotive ecosystem enables us to identify ways to eliminate these inefficiencies. We have invested significant resources to build an integrated solution suite that supports the entire lifecycle of a vehicle – from purchase, underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, and valuation, to resale. Our solutions, combined with our data, help digitize these processes and interactions across the ecosystem which, in turn, helps improve business outcomes, increase sales, and enhance the experience for our customers’ clients and end users. This differentiation also helps us capture a greater share of economic value across the automotive ecosystem and grow our business aggressively around the world.

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The Core of Our Customer Proposition

We help our customers (i) maximize productivity; (ii) simplify workflows to enhance customer and end user experience; and (iii) rapidly digitize day-to-day business operations. These pillars of our customer proposition are critical to solving the problems facing our customers and are best illustrated by everyday examples across our business, including:

•

Maximize productivity: P&C insurers use our software to more accurately estimate vehicle damage, repair costs, and salvage valuation in the event of an accident and to automate processing of the associated claim.

•

Simplify workflows: Dealerships use our solution suite for customer acquisition, titling, fixed operations, and DMS to more efficiently manage inventory, improve customer and end user experience, optimize customer acquisition, and drive incremental sales.

•

Digitize day-to-day business operations: Repair facilities use our solutions to rapidly diagnose and repair mechanical problems, which enables meaningful improvements in capacity utilization and customer retention, and can help improve profitability.

Our differentiated and global business model is designed to deliver our customer proposition. Our business is organized around four segments:

•

Vehicle Claims. We are a leading global provider of AI-enabled, fully automated claims management and processing services, and we believe we are the global market benchmark in vehicle claims management. In this segment, we serve customers in more than 100 countries, including the world’s largest global P&C insurers. Our customers use our software and services to automate traditionally manual workflows in P&C insurance claims, including vehicle identification, damage capture, repair estimation, and valuation.

•

Vehicle Repair. We are a global provider of digital applications, OEM technical and diagnostic data, parts information, and experience-based repair solutions. In this segment, we serve 147,000 repair shops and technicians globally through data and technical information from over 190 OEMs and over 25 million repair order data points. Our ability to combine technical data from OEMs with our advanced shop management system and experience-based repair data and research community creates a powerful solution that we believe is difficult to replicate.

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•

Vehicle Solutions. We are one of the largest integrated providers of DMS and marketing solutions in the U.S. In this segment, we serve over 10,000 dealerships and do business with nine of the top ten dealership groups in the U.S. Our customers use our software and services to manage vehicle dealership operations, including acquiring, retaining and marketing to customers, managing inventory and service operations, and resale of used vehicles and parts. We also originate and service vehicle finance loans and receivables.

•

Fleet Solutions. We are a “one-stop shop” with a comprehensive suite of video safety and driver monitoring solutions, telematics and IoT solutions, routing and navigation tools, and transportation intelligence for drivers and fleet managers in the U.S. In this segment, we have a diverse customer base of 200 unique Consumer Goods (“CG”) customers, including 10 of the largest CG companies in both the U.S. and globally. Our fleet efficiency platform is purpose-built to solve unique and complex needs of large CG companies, and can be leveraged to serve small- and medium-sized CG customers.

In March 2022, we acquired Spireon, a leading provider of device-independent aftermarket telematics solutions for over 13,000 small and medium and enterprise customers in North America, and one of the largest cloud-native IoT platforms in the U.S. by units. By equipping cars, trucks, trailers and other mobile assets with GPS devices and sensors, Spireon turns vehicles into connected vehicles. The Spireon Acquisition is strategically aligned with our existing vehicle solutions and fleet solutions growth strategies and expands Solera’s overall customer base. Bringing together Spireon’s IoT platform and Solera’s data assets creates a powerful, intelligent network that we believe can improve safety, efficiency, and productivity across the vehicle lifecycle.

Our Data and Technology

Our position at the center of the automotive ecosystem provides us with a distinct perspective on our customers’ vehicle and fleet data beyond a snapshot in time. Our solutions have created and utilize over five petabytes of Vehicle and Fleet data. This includes: data from over 250 million repair claims; tens of millions of VIN validations; repair and estimation data covering 99% of the global car parc in developed markets; over 180 million routes monitored; and over 32 billion driver miles recorded, among other rich and diverse data sets. The Spireon Acquisition adds one of the largest IoT platforms in the U.S. by units to our suite of solutions. We track over 140 million data transactions each day on our IoT platform and have a system that translates live data capture into actionable business intelligence. The depth, breadth, and longevity of our data create what we believe to be a leading independent market benchmark for vehicle lifecycle and fleet management solutions around the world.

Our technology platform and our data are at the core of everything we do. Our solutions use the latest in AI- and cloud-based technologies to improve accuracy of outcomes, increase automation, and reduce friction. Using advanced data engineering and robotic process automation, we have built AI-enabled technologies to collect data across thousands of sources, transform the data into usable assets, and develop advanced predictive analytics. Additionally, we are moving towards unified product platforms for selected end markets, as we believe having the ability to digitize end-to-end workflows will provide enduring competitive advantages and create greater value for our customers.

Our Attractive Business Model

Our business model is characterized by a balanced mix of software-subscription and transaction-related fees, long-term, multi-year contracts, and strong and stable cash flows. The deep business-critical integration of our software into our customers’ internal systems and operating workflows has historically translated into a substantial portion of our revenues that are recurring and predictable. In addition, we have long-standing relationships with numerous customers who have used our software and services for many years, even decades. While we continue to invest in product innovation and data analytics, our business requires minimal incremental capital expenditures and working capital to support additional revenue within our existing business lines.

Our success in building our customer base globally and helping transform the industry has allowed us to achieve significant scale. In our 2022 fiscal year, we generated $2.2 billion of revenue, $226.9 million of

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operating income, $208.2 million of operating cash flow, and had a net loss of $277.8 million. For the same period, we generated Adjusted EBITDA of $951.5 million and Free Cash Flow of $94.7 million. In our 2021 fiscal year, we generated $1.7 billion of revenue, $325.2 million of operating income, $241.3 million of operating cash flow, and had a net loss of $232.9 million. For the same period, we generated Adjusted EBITDA of $689.2 million and Free Cash Flow of $175.5 million. For the six months ended September 30, 2022, we generated $1.2 billion of revenue, $217.5 million of operating income, $124.8 million of operating cash flow, and had a net income of $197.7 million. For the same period, we generated Adjusted EBITDA of $453.9 million and Free Cash Flow of $60.7 million. For the six months ended September 30, 2021, we generated $1.1 billion of revenue, $56.0 million of operating income, $100.8 million of operating cash flow, and had a net loss of $233.6 million. For the same period, we generated Adjusted EBITDA of $461.9 million and Free Cash Flow of $50.7 million. As of September 30, 2022, we had a total of $7.9 billion in outstanding debt. This represents a decrease of 1.9% from our 2022 fiscal-year end driven by principal payments made on our outstanding debt during the first half of our 2023 fiscal year, as well as favorable exchange rate movement during the first half of our 2023 fiscal year. For additional information regarding our segment revenues and non-GAAP financial measures, including a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and Constant Currency items to the most closely comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures.”

Key Secular Trends in Our Favor

There are a number of important industry megatrends and market dynamics that are transforming the automotive ecosystem, including the continued adoption of digital workflow solutions and heightened demand for safety and efficiency solutions:

Rapid adoption of digitalization tools across the vehicle ecosystem. The adoption of digitalization tools has increased significantly across the vehicle ecosystem in recent years. According to J.D. Power, 84% of automotive insurance customers who filed claims have used digital tools at some point during their claim, and customer satisfaction is highest among companies that use digital tools. Digitalizing insurance claims processing can result in significant cost savings, as well as improved repair cycle time, customer and end user experience and agility for insurers. The cost of digitized claims processing software and services generally represents a small portion of automobile insurance companies’ claims costs, which underscores the compelling value proposition of utilizing our Vehicle Claims segment.

Increased demand in vehicle maintenance due to growing and aging car parc. In May 2022, IHS Markit estimated that light vehicles in operation in the U.S. will reach 283 million in 2022 and that light vehicle production will rebound by 9% in 2023 to 82.3 million units as markets recover from the impact of COVID-19 and a global semiconductor shortage.

In May 2022, IHS Markit reported that the average age of vehicles in operation has risen to 12.2 years and estimated that the vehicles in the six- to eleven-year old range will grow 27% from 2018-2023. An aging car parc is a favorable trend for our Vehicle Repair segment given the heightened upkeep and maintenance requirements of older vehicles.

Rising frequency and severity of auto accidents. Distracted driving and subsequent accidents have driven high levels of property damage, medical costs, collision-related legal expenses and repairs. According to the National Highway Traffic Safety Administration distracted driving accounted for 8.7% of fatal motor vehicle crashes in 2021. The increase in distracted driving and potential collisions enhance the demand for our Vehicle Claims and Vehicle Repair segments.

Increasing cost of repair due to vehicle complexity. Vehicles have become more complex to build, assess, and repair due to new technologies, such as advanced driver assistance systems, as well as electric and autonomous vehicles. As judged by lines of code, a fully autonomous vehicle can be significantly more complex

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than the most advanced aircraft today, requiring expensive parts and complex calibration in the event of a collision. The heightened complexity of repairing advanced components requires specialized training, tools, and vehicle repair information, which we deliver through our Vehicle Repair segment.

Heightened demand for safety and efficiency solutions for the transportation and distribution industries. With the explosive growth of e-commerce, fleet managers have faced increased pressures around minimizing shipping costs and delivery times, maintaining consistent adherence to the International Fuel Tax Agreement and Federal Motor Carrier Safety Administration (“FMCSA”) regulations, and supporting driver safety. Our integrated fleet management and video safety solutions, delivered through our Fleet Solutions segment, help fleet managers meet these legislative and operational mandates by mitigating risky driving behavior with real-time monitoring and optimizing route efficiencies and automating compliance-related reporting requirements.

Our Strategic Transformation

Over the last six years, we have undergone a strategic transformation, and today, we are a global operating company and a technology leader in our industry. Our strategic transformation helped us achieve four primary objectives: (i) business optimization; (ii) technology-led product innovation; (iii) efficient and effective go-to-market strategy; and (iv) expansion of our end markets.

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Business optimization. Prior to our transformation, we operated as a holding company with fragmented functional groups. Our business optimization initiatives resulted in consolidation of key functional groups such as product and development, IT, and finance. We have since improved efficiency and effectiveness across all functions. Total operating costs decreased by approximately 4.8% and 28.3% in the fiscal years ended March 31, 2022 and 2021, respectively (before the impacts of current year acquisitions and excluding Share-based compensation and Acquisitions and related costs).

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Technology-led product innovation. We invested significant resources in both technology and personnel to propel our product innovation forward. We have spent hundreds of millions of dollars in the last three fiscal years to create global and scalable modular technology platforms, enhance our data analytics capabilities, and leverage AI-based applications and process automation. This allowed us to generate on average approximately twice the velocity of product delivery with over 50% increased quality for our customers as indicated by the reduction of the number of errors opened by the customers, in each case, in July 2021 when compared to July 2020. For example, we brought to market Qapter in several countries across Europe, Latin America and North America, our AI-driven claims management platform, a SaaS-based mechanical diagnostics and shop management system used by repair facilities, a mobile application that offers a digital appraisal journey for dealerships, and Solera FMS, our commercial fleet management digital workflow application, to name a few. Additionally, in 2022, we launched new offerings such as Solera Auto Finance, which is designed to enable franchise and independent dealers to provide competitive-rate auto loans for used vehicle purchases. We believe these new solutions will provide us with a hard-to-replicate competitive advantage in the marketplace.

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Efficient and effective go-to-market strategy. Our go-to-market strategy is tailored to serve customers of all sizes, from large enterprise customers to small- and medium-sized businesses. In 2019, we implemented a sales effectiveness program to optimize our sales teams’ resources, increase coverage of our customers across our offering, and promote experienced sales leaders. Our inside sales and field sales team members, located both in-country and in the three sales centers of excellence, manage the sales process of all of our services and solutions, including qualifying leads, generating new sales and cross-sells, and delivering a seamless customer and end user experience. These teams are supported by our centralized sales operations team, which is dedicated to targeting a broad pipeline of opportunities in a consistent and efficient manner.

•	Expansion of our end markets. We have successfully grown our presence in new end markets. In 2021, we acquired Omnitracs, which marked our significant expansion into the fleet management

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market. In the same year, we also completed the acquisition of DealerSocket, a leading provider of SaaS-based solutions for automotive dealerships, such as DMS and inventory management systems. In 2022, we acquired Spireon, one of North America’s largest device-independent telematics and connected vehicle intelligence companies to enhance our suite of vehicle and fleet solutions. Through these acquisitions, we have further broadened and differentiated our solution offering.

We believe our strategic transformation has enabled us to build upon our leading technology, serve our customers better, capitalize on new business opportunities, and contribute to sustainable long-term growth.

Our Segments

We address complexity in vehicle lifecycle and fleet management by providing our customers with a “one-stop shop” offering, which includes six suites powered by artificial intelligence. This substantially reduces the need to work with and manage multiple disparate vendors and systems. Our solutions are deeply embedded in our customers’ systems allowing them to experience a seamless workflow from start to finish with end-to-end visibility, from purchase, underwriting, insurance claims processing, repair, service and maintenance, fleet operations and management, valuation, to resale. While we believe we offer one of the most comprehensive solutions in the market, we also believe this is just the beginning.

We deliver our solutions through four segments – Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions.

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Vehicle Claims

Our Vehicle Claims platform offers an AI-powered, intelligent platform for streamlining and digitizing the entire vehicle claims management process in the P&C insurance marketplace. Additionally, we also offer solutions for efficient processing of property claims. Our major brands in this segment include the following:

Key functions in the automotive claims platform include capturing first notice of loss, exchanging claims-related information, calculating repair and total loss estimates, assessing repair parts and labor requirements, routing shop estimates for manual review, scheduling repairs, automating vehicle parts orders, and enabling salvage disposition through a secure electronic auction network. This auction network conducted over one million transactions in 2021 and is a leading platform in Europe for the resale of damaged and used vehicles.

Our software enables our customers to automate claims processing, lower administrative expenses, reduce repair costs, and vastly improve policy holders’ experience.

Below is an illustration of our end-to-end vehicle claims solution:

For property claims, we utilize what we believe to be one of the industry’s largest databases of verified repair costs to deliver accurate cost estimates across all types of structural property claims. Our system enables insurance carriers to steer claims to their network of repairers based on agreed prices, conduct invoice audits, and automatically trigger payments, providing enhanced transparency and efficiency in the claims process.

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Vehicle Repair

Our Vehicle Repair platform serves the service, maintenance and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently, accurately and profitably. Our Vehicle Repair platform offers over 3 million technician confirmed fixes, over 700,000 detailed technical procedures, over 2.6 million experience-based documents and over 150 million recycled parts in network. The Vehicle Repair platform offers 99% coverage of cars in developed markets based on VIN data. Our major brands in this segment include the following:

Repair and Diagnostics

With proprietary data covering real world vehicle issues and growing every day, we believe that our solutions deliver the most authoritative and reliable information for experiential-based vehicle service and repair in the world. We are also a leading global source of OEM diagnostic and technical data and information for the vehicle service, maintenance and repair industry.

We provide a repair hotline that connects professional automotive technicians across North America live with ASE-certified master mechanics who provide diagnostic services and repair guidance to service and repair professionals. We supplement hotline data with OEM-authored information and factory manual content, providing a comprehensive solution for vehicle problems of any type.

Vehicle Parts Procurement

Our solutions automate the entire parts procurement process, eliminating redundant or manual tasks for all stakeholders, including insurers, shops and parts suppliers. We provide a web-based solution for sourcing, pricing and purchasing vehicle parts which covers OEM, second life, aftermarket and surplus parts.

Below is an illustration of our end-to-end vehicle repair solution:

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Vehicle Solutions

Our Vehicle Solutions products and services digitally enable customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, dealerships, commercial fleets, and insurance carriers. In fiscal year 2022, our Vehicle Solutions segment led approximately 247 million vehicle owner communications. Our major brands in this segment include the following:

Dealer Marketing and Customer Relationship Management

We offer a comprehensive omni-channel dealer marketing and customer relationship management solutions platform to enable dealerships to manage sales and marketing, inventory, payments, and other back-end systems. Our solutions enable highly automated digital marketing across social media, display, and search. Our solutions also streamline dealership workflows including customer check-ins, vehicle inspections, mobile text approvals and payments, vehicle registration and titling, and pick-up and delivery.

Dealership Workflow Management Tools

We provide a leading dealership management system and inventory and lot management system for dealerships to seamlessly and efficiently conduct their day-to-day transactions.

Vehicle Valuation

We provide an integrated platform for asset identification, valuation, and cost of ownership management for dealers and fleet managers. We also offer an extensive database for the accurate identification of new and used vehicles VIN and vehicle registration marks. We deliver accurate valuation of vehicles, which on average take less than two minutes from open to close, based on sales data by country, indexed by manufacturer, model, and derivative. We also enable total cost of ownership analysis by providing a complete understanding of a vehicle’s overall cost based on service, maintenance and repair costs, as well as depreciation data.

Driver Event Monitoring and Risk Management

Our solutions enable insurance carriers, commercial fleets, and governments to identify, quantify, and remediate driving risks. We believe that we provide the most comprehensive violation monitoring coverage in the U.S. Thus far, in 2022, our risk management solutions monitored over 83 million drivers per month, over 1 million fleet drivers per day and over 30 million households per month. Our risk management products also processed over 400 million transactions per month in 2021.

Digital Identity Creation and Management

Our Digidentity business allows users to create, authenticate, and utilize online digital identities, enabling individuals to conduct business communications with businesses and governments in a secure and high-assurance environment.

Vehicle Financing

Our Solera Auto Finance business originates and services vehicle finance loans and receivables. This product is designed to enable franchise and independent dealers to provide competitive-rate auto loans for used vehicles.

Fleet Solutions

Our Fleet Solutions provide a consolidated end-to-end video safety, telematics, compliance, driver workflow, and routing platform. Our AI-enabled solutions facilitate real-time visibility to back-office and

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dispatch teams, safe and efficient driver experience through video safety-based alerts and training, intuitive workflow and compliance tools, and streamlined communications for enhanced customer service. Our data and analytics solutions build upon the insights delivered by our breadth of in-vehicle sensors and application of purpose-built AI algorithms. Our platform tracks over 140 million data transactions daily and analyzes 32 billion recorded miles. In this segment, we operate through the following brands:

Real-Time Transportation Intelligence

Our Fleet Solutions provide comprehensive, mission-critical, enterprise-grade services for both over-the-road and last mile customers to fulfill all of their operational and safety needs. Our solutions include capacity and route planning, dispatching, driver workflow, compliance, video safety, telematics, data and analytics, and performance monitoring. We provide a unified view to drive efficiencies in route planning, asset tracking, vehicle status and inspection, and maintenance. We leverage AI-based applications to assess operational risk, manage vehicle performance, conduct real-time analyses of driver behavior (including distracted driving, unsafe speed for current weather conditions, and other risky driving behaviors), and to provide driver coaching that increases safety, reduces fuel costs, and improves operational efficiency. We are further able to leverage our data assets to inform insurance, autonomous driving, and other adjacent industries of driver and vehicle patterns and behaviors.

Below is an illustration of our end-to-end fleet solution:

Benefits of Our Solutions to Our Customers

We empower our customers to succeed in the digital age by providing them with a “one-stop shop” solution that streamlines their operations, offers data-driven analytics, and enhances customer engagement, which we believe helps them drive sales, promote customer retention and improve profit margins.

We help our customers streamline operations and drive sales. Given the complexity in vehicle lifecycle and fleet management, many of our customers spend significant time managing disparate vendors and systems in their day-to-day operations. Our integrated suite of solutions provides our customers with a seamless workflow experience, significantly streamlining their operations and allowing them to spend more time serving their customers, driving sales, and growing their businesses.

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We provide our customers with access to data-driven insights. With the help of our platform, our customers gain access to actionable intelligence and advanced predictive analytics driven by what we believe to be the world’s largest collection of vehicle lifecycle and fleet management data. For example, the Data Analytics solution in our Vehicle Claims operating segment uses AI-enabled technologies to transform decades of raw industry data into powerful insights, which our customers can use to build relationships with their customers and drive increased loyalty and higher sales.

We help our customers enhance customer engagement and satisfaction. Embedded in our integrated suite of solutions is a comprehensive customer relationship management platform that manages sales and marketing and promotes proactive customer engagement. As an example, our omni-channel dealer marketing and customer relationship management solution enables dealerships to conduct periodic check-ins and effective communication with their customers, which promotes customer satisfaction and can drive higher sales.

We enable our customers to improve profit margins. Our solutions offer significant operational efficiencies for our customers, reducing both processing time and operational costs, which help to drive improved profit margins. For example, based on customer feedback, insurers using our Vehicle Claims solutions have been able to experience a nearly 20% reduction in repair cycle time and an approximately 5% reduction in processing costs.

Our Customers

Our business model is explicitly designed and engineered to integrate with a wide range of customers operating in diverse industries across the automotive ecosystem. This is a point of differentiation for us as we can accommodate and work with customers across this ecosystem regardless of size, profile, or geographic market.

As of September 30, 2022, we had approximately 300,000 customers in more than 100 countries across six continents, including P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators. For our fiscal year ended March 31, 2022, our top five largest customers by revenue accounted for 3%, 3%, 2%, 1% and 1%, respectively, of our total revenue. A few highlights of our global customer base include, but are not limited to:

•	Over 1,000 insurance company customers, including 20 out of the top 20 global insurance carriers based on total assets;

•	Over 190 OEMs globally;

•	Over 330,000 vehicle technicians;

•	Over 10,000 dealerships that have improved their returns on investment through our suite of dealer focused solutions, and we do business with nine of the top ten dealership groups in the U.S.; and

•	Diverse customer base of 200 unique CG customers, including 10 of the largest CG companies in both the U.S. and globally.

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Our average tenure with our top 50 largest customers by revenue is more than 15 years, and with our top 10 largest customers by revenue is more than 20 years. This includes some customer relationships that are multiple decades long.

Our customer partnerships deliver sustainable results Trusted partner Superior technology Impact delivered Comprehensive solution "AXA and Solera represent a harmonious, global partnership managed at the C-suite and each operating entity. We work across Europe, Latin America, and Asia. In each market, the Solera solutions and innovations have delivered efficiencies and excellent customer experiences. Solera is a partner in claims today and we see great opportunities in future." Chief Claims Officer, AXA "30 years ago, insurance companies and repair shops used paper to create estimates. The first company in the Netherlands to automate the process was Solera. Solera connected all the actors across the automotive supply chain from First Notification of Loss (FNOL) through settlement - connecting everything together across the complex ecosystem." - CEO, Schadenet "Whenever we invest in the business, we make sure that our teams are immediately able to see the benefits. We want the teams to know we have their back in case collisions happen. With nuclear verdicts and an increase of vehicles on the road, we needed something that helps us see our driver's scores, coach them and quickly see results. Solera really has been a great partner to help our drivers safely do what they do best - drive." - CEO, MC Carriers "With Solera as a partner, we are improving our customer experience and saving money. The roll-out of the Estimatics and BMS solutions through out networks represents no less tan 100¬ of savings per case between direct cost reduction and human time saved." - CEO, Schadenet "Autopoint software is a "no brainer" for our dealerships to generate profit but more importantly the customer experience is key. The software provides professional estimates that are easily accessible by our customers to gather the information. The technicians, parts team and advisors find the process compliments our DMS." - Exe. Dir. Parks Auto Group "As one of the largest automotive aftermarket services networks in the world, we need a partner that can match our ambitions with scale and technical expertise. As a leader in its category, Solera has proven to be the perfect partner for our global ambitions. They give us the leverage we need to continue our global expansion in Europe, Latin America, Australia and beyond." - CEO, Fix Network World "Solera in without an doubts one of our long-term trusted strategic partners. We have collaborated for now 6 years in order to standardize the automotive repair ecosystem, to integrate last technologies coming on the market to improve repairer's business and customer satisfaction." - President, GIE Five Star "I am confident that Solera and Youi will continue collaborating on our next gen of innovations with 2 key elements: improve our customer experience and optimize the claim process to deliver material cost savings whilst meeting our compliance and regulatory obligations." - GM, Youi Insurance

Our Competitive Advantages

We have a number of competitive advantages that we believe differentiate us from our competitors and enable us to benefit from continued growth in the markets in which we operate.

Global footprint

We serve customers in over 100 countries across six continents. For the geographic markets that we serve, we have built leading positions across the automotive ecosystem:

•	We are a leading global provider of AI-enabled, fully automated claims management and processing services.

•	We are a global provider of digital applications, OEM technical and diagnostic data, parts information, and experience-based repair solutions.

•	We are one of the largest integrated providers of DMS and marketing solutions in the U.S.

•	We are one of the largest integrated providers of operational efficiency and video safety software solutions to commercial fleet operators in North America.

•	We are a leading provider of connected car solutions for single-point and multi-rooftop franchise dealer groups.

We believe our leadership enables us to further expand in our existing markets and provides significant advantages to launch new products at global scale. For example, as we add new solutions to our comprehensive offering, the incremental costs of tailoring our solution to each new geography is low given our highly scalable

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technology, significant operating efficiencies, and first-hand knowledge of our customers’ needs at a local market level. We believe these are enduring competitive advantages, which would be difficult for new market entrants to replicate.

Diversified business model across the automotive ecosystem

Our business model is diversified: by geographic market, by customer type, and by solutions and services offered. We have approximately 300,000 customers across more than 20 products across North America, Europe, South America, Asia, Australia and Africa. Our customers include P&C insurers, repair facilities, OEMs, parts suppliers, dealerships, and fleet operators, with no single customer representing more than 3% of our total revenue for the fiscal year ended March 31, 2022.

With our end-to-end technology solution suite, we are able to tailor and customize the features and functionality of our solutions to specific requirements of our customers across geographic markets. For example, we can serve customers with operations in several markets with an integrated solution that enables them to manage their business as one enterprise and access our platforms for claims, repair, valuation, customer engagement, and more, all through a single relationship.

We believe the breadth of our offerings enables us to further penetrate our existing customer base, acquire new customers, capture a greater share of economic value, and grow our business aggressively around the world. Additionally, we believe our diversified business model, combined with the embedded business-critical nature of our solutions, allows us to be more resilient and perform well in varying economic environments.

Significant data advantages that compound over time

We are differentiated by the breadth and depth of our proprietary and continuously growing databases. We have decades of experience transforming industry data across billions of transactions into actionable intelligence.

We have invested a considerable amount of capital and time to develop our database capabilities, which represent significant barriers to entry to competitors. Our proprietary databases cover customer acquisition and retention; vehicle and property claims; total loss; driver underwriting and monitoring; vehicle validation and valuation; repair estimation; service and maintenance; OEM, aftermarket and salvage parts; and additional vehicle, driver and fleet related processes and information.

The robustness of our databases and our leading solutions are linked through a virtuous cycle of collecting and organizing data from transactions and standardizing and synthesizing it into intelligent, industry-specific and business-critical insights. We are also differentiated in our ability to adapt our data for use in local markets around the world.

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Select examples of our deep and broad database coverage include, but are not limited to:

•	Approximately 40 million manufacturer VIN validations; more than 20 years of data experience collected;

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Coverage of more than 1.34 billion out of the total 1.45 billion vehicles registered worldwide since the year 2000. In many key markets, our databases cover over 99% of total registered vehicles in developed markets; more than 40 years of data experience collected;

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Comprehensive technical repair information covering over 140 manufacturers and over 34,000 vehicle models, combined with over 454 million documents on OEM-authored information and factory manual content; more than 25 years of data collected;

•	Approximately 4.5 million monthly data updates on vehicles;

•	Over 1 million hotline archives authored by ASE-certified master technicians and over 3 million confirmed repair fixes;

•	Approximately 247 million communications in our 2022 fiscal year between vehicle owners and dealerships; more than 20 years of data experience;

•	Monitoring over a quarter of a billion miles driven each week, or approximately 13 billion miles annually (which is roughly equivalent to 500 trips to the moon and back);

•	Driver violation data from 215 sources in all 50 states, covering driver violation reporting on over 83 million insured drivers; more than 20 years of data experience collected;

•	Over 29 million fleet routes on an annual basis, with more than 10 years of data collected; and

•	Over 32 billion driver miles recorded with customizable trackers and sensors.

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Powerful network effects through differentiated scale

We benefit from self-reinforcing network effects that compound as we expand our business globally and that we can monetize over time:

•	As our customers recognize the key benefits of our solutions, we believe they will choose to use our platform for multiple solutions and more frequently collaborate with Solera as a strategic partner;

•	As our customer relationships and our customer base grow, so do our data assets;

•	As we collect and synthesize more data from our customers’ transactions, we are able to provide deeper insights and analytics and accelerate new product development; and

•	With one of the most comprehensive suite of solutions to address the vehicle lifecycle, we are able to provide a one-stop shop offering.

We believe these network effects can enable us to increase both the number of customers and our customer retention.

The net result is that we benefit from a powerful differentiated network given our global scale and leading market positions in the market segments we operate in.

Deep domain expertise and a trusted brand

Our customers view us as a trusted technology partner. With deep roots in the automotive and fleet industries and trusted brands for over five decades, our thought leadership and continued innovation have built confidence and advocacy in us throughout our customer base and strategic partners around the world. We believe we bring efficiency, productivity and value to industries that are traditionally characterized by complex operations. Additionally, we believe the strength of our global infrastructure and the compliance that underpin our solutions are core differentiators that drive customer trust.

Our Global Market Opportunity

We operate in the global software-enabled information services sector, with a strategic focus on automotive and fleet solutions. Together, automotive and fleet solutions represent a large, underpenetrated total addressable market estimated at $85.1 billion as of 2021, according to Frost & Sullivan. This reflects total addressable markets of each of our segments, including Vehicle Claims of $10.0 billion, Vehicle Repair of $1.0 billion, Vehicle Solutions of $19.9 billion and Fleet Solutions of $54.1 billion. For 2026, Frost & Sullivan estimates that our total addressable market will be $187.8 billion. This reflects total addressable markets of each of our segments, including Vehicle Claims of $28.7 billion, Vehicle Repair of $2.0 billion, Vehicle Solutions of $45.1 billion and Fleet Solutions of $112.0 billion.

Our Long-Term Growth Strategies

We believe we can further strengthen our position as a technology leader for vehicle management needs globally. We believe our leading position today will position us to continue capturing market share and growth within our core markets. Furthermore, we believe we are well-positioned to capture growth from greenfield opportunities and underpenetrated markets such as the commercial vehicle fleet market.

The key elements of our long-term growth strategy include:

Grow with existing customers. We have a proven track record of selling additional services and solutions to our existing customers and thereby expanding the scope and depth of our relationships. For example, we have successfully deployed an end-to-end claims processing solution suite in over 50 markets after initially starting with our core repair cost estimation in the U.S.

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We intend to continue to become a more integral and embedded part of our customers’ businesses as the adoption and utilization of our solutions increase. As our customers digitize their operational workflows and look for solutions to increase efficiency and productivity, we plan to encourage them to utilize our integrated end-to-end platform and employ additional solutions, such as use of AI-based video safety solutions along with traditional routing and dispatch solutions for our last mile customers in the fleet segment.

The Company continues to focus on revenue growth via (i) the introduction of new products and (ii) the upsell of existing products to existing customers in various geographic regions. For example, between 2014 and 2021, the Company grew revenue from operations in Australia by approximately 8.7 times. During the same period, the Company expanded its product offerings in Australia from solely claims estimation into parts, vehicle repair and property claims product offerings. Similarly, by introducing new product offerings such as parts, network management and vehicle repair, the Company grew its revenue in Central and Eastern Europe by approximately 1.7 times during the same period.

Continue to win new customers. We operate in a large, growing, dynamic and highly complex ecosystem with a total addressable global market opportunity estimated at $85.1 billion for 2021 according to Frost & Sullivan. We intend to attract new customers by leveraging our scale, comprehensive offerings, technology innovation, and strength of position as a trusted provider. We believe customers choose us because we provide digital-first, easy-to-use services and solutions and can act as a single source provider for vehicle lifecycle and fleet management.

Continue our culture of innovation and development of leading technology and products. Our combination of world-class research and development talent, highly efficient product development, extensive data processing capabilities, and culture of innovation will allow us to continue disrupting the market with our leading products and technologies. We aim to leverage our data and solutions to drive continued market leadership and deliver new, highly innovative solutions across our segments.

As an example, Qapter Fleet Management, which is disrupting the commercial vehicle service workflow, demonstrates our ability to combine our innovative Qapter claims technology with our repair solutions and data capabilities to open new growth opportunities. Furthermore, our substantial data assets not only serve as the foundation of our industry-leading solutions, but also as a differentiator for future development efforts across next-generation technologies.

Continue to expand to new markets. Our global footprint currently extends to over 100 countries and we intend to strategically grow each of our markets and selectively expand into new geographies and adjacencies with our proven portfolio of relevant solutions.

Continue to opportunistically pursue strategic and synergistic acquisitions. With over 50 completed acquisitions since 2006 and nearly $8 billion of capital deployed on acquisitions since 2011, including the Spireon Acquisition, we have a long and successful track record of acquiring businesses to drive geographic expansion and bolster our technology. Our approach to mergers and acquisitions is highly disciplined, targeted, return-focused, and synergy-driven. Furthermore, we seek acquisition targets with strong, entrepreneurial management teams that can drive achievement of targets. We believe that we are a natural acquirer of choice across highly fragmented markets and well-positioned to execute upon our deep pipeline of a number of potential targets to capture additional growth and market share globally.

Our Culture

We believe that our leadership in technology and innovation; our impact on the environment; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. At Solera, six core values guide our decisions:

•	Inclusive & Winning—We have an inclusive and winning culture.

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•	Customer Centricity—We are passionate about our customers’ success.

•	Operational Excellence—We relentlessly drive operational excellence by being responsive, methodical, and intellectually honest.

•	Accelerate Value—We accelerate value for our customers, employees and shareholders by seizing opportunities while continuously scaling our capabilities.

•	Product Mastery—We lead our industry with products that accelerate value creation for our customers.

•	Integrity—We act with integrity.

These values have helped us to attract, inspire, and harness the collective talent of exceptional technologists and business people. They have also helped us build durable long-term relationships with our customers.

We have undertaken a number of strategies to further these values, including establishing an Environmental, Social and Governance (“ESG”) Executive Committee – a cross-functional senior management committee of the Company with responsibility for developing, implementing, and monitoring initiatives and policies with respect to ESG matters. The ESG Executive Committee will oversee our ESG goals and reporting, including an assessment of topics that are material to the Company. With respect to environmental initiatives, we are focused on monitoring our energy use, recycling, and greenhouse gas emissions. We are also considering how best to reduce our carbon footprint by leveraging existing technology and our virtual workforce. With respect to social initiatives, we are focused on advancing technology industry jobs and education in our communities.

We also seek to promote an Inclusive and Winning culture by developing strategies to increase Diversity, Equity and Inclusion (“DEI”) within our company, support employee engagement, and ensure a respectful workplace. See “Human Capital Management” for a more comprehensive description of our social initiatives. Finally, we help our communities with different corporate charitable programs, focusing in part on empowering underrepresented groups and those in need around the world with the tools and resources to create a sustainable future impact on their lives and community.

We believe our products and services provide positive environmental and social impacts. Our software can help customers optimize fleet and operational efficiency, reduce fuel and resource consumption, and monitor and promote driver safety. As one example, our advanced claims management platform can reduce emissions from unnecessary travel by evaluating the need for claimants or assessors to travel in order to evaluate vehicle conditions. Additionally, our intelligent damage evaluation platform can help identify whether damaged parts should be repaired or replaced, and thereby reduce the consumption of new parts and reduce waste associated with the disposal of damaged parts. We further reduce waste and facilitate recycling by providing management systems and e-commerce solutions that help automotive recycling yards operate efficiently, inventory recycled parts, and attract prospective buyers from across the globe.

Our Business Model

The business-critical nature and deep integration of our software into our customers’ internal systems and operating workflows has historically translated to a substantial portion of our revenues that are recurring.

For the fiscal year ended March 31, 2022, 93.4% of our total revenues were recurring. These revenues are comprised of both subscription-subscription and transaction-related fees. Each new estimation, auto claim, vehicle repair, vehicle validation, and license to use our software is an opportunity for us to generate recurring revenues.

Additionally, much of our revenue is visible and predictable from our existing customers. We expand within our existing customer base by adding more users, increasing transactions per customer, launching additional products, and through pricing and packaging our services.

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We believe the depth and breadth of our solutions help our customers manage their business and get paid faster and with less friction. This enables us to develop long-standing relationships with our customers, which, in turn, drives retention and significant cross-selling opportunities. Our average tenure with our top 50 largest customers by revenue is more than 15 years, and with our top 10 largest customers by revenue is more than 20 years. This includes some customer relationships that are multiple decades long.

Our Solutions

Our global tech-enabled solutions deployed across the automotive ecosystem are designed to help our customers digitize their businesses and create maximum efficiency from unified workflows. These include:

Vehicle Claims

Solution (selected representative brand(s), if applicable)	Description
Claims Management (Qapter; Audatex)	Fully digital and customizable workflow platform that automates the full claims lifecycle using customer-specific rules logic; offers an intuitive user interface with ongoing monthly updates; and provides a “one-stop shop” solution for more than 60,000 unique monthly active users (unique users that make a request to the web application) in more than 40 countries

Total Loss Valuation	Real-time vehicle valuation platform for all types of vehicles sold in the U.S. and Canada, completing 95% of valuations same-day; produce settlement fee reports for all 50 states

Vehicle History (AudaVIN)	VIN History platform aggregates vehicle incident and repair data from multiple sources into a single API endpoint based on the VIN provided; capable of identifying 99% of vehicles in operation in the U.S., Canada and selected advanced markets

Data Analytics	Global suite of subscription services utilizing our industry expertise, core platform, and exclusive data assets to create powerful analytics for insurance companies, manufacturers, and leasing and fleet companies; offers global consistency of reporting with localization for terms, insights, and methods

Property Claims (in4mo; Sachcontrol Enservio)	End-to-end workflow management solution that combines dispatch, estimating, settlement, repair management, and pricing compliance/cost auditing to reduce claims expenses, losses, and repair costs for approximately 20,000 daily users; enable carriers, assessors, repairers, brokers, claimants to collaborate on the full lifecycle of a property claim

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Vehicle Repair

Solution (selected representative brand(s), if applicable)	Description
Technical Repair and Diagnostics (Identifix, Autodata)	Proprietary web and API-based data platform, tech-enabled hotline service, and experience-based and OEM-sourced repair content allow automotive technicians to diagnose even the most complex issues faster across more than 100 countries

Global Parts Sourcing (InPart; APU)	Dedicated real-time parts ordering and procurement platform with a strong install base across platforms; unrivalled global parts data; and integrated end-to-end solutions provide buyers with access to multiple part supplier channels, including for OEM and aftermarket alternative parts

Technician Community and Targeted Marketing Platform (iATN)	Largest community platform enabling automotive technicians around the world to discuss industry trends and topics, search for jobs, and leverage the experience of over 80,000 technician members from over 100 counties to diagnose and fix complex vehicle issues; Sponsors of the iATN platform can advertise their products and offer exclusive promotions to the community

Vehicle Solutions

Solution (selected representative brand(s), if applicable)	Description
Asset Identification and Valuation (CAP HPI)	Integrated platform empowers retail users and fleet managers to accurately identify vehicles by VIN, vehicle registration mark, or dynamic search; apply real-time valuation, producing over 110 million valuations per year or forecasts using innovative data and computer-generated images for cars, motorcycles, or commercial vehicles with over 24 million vehicle history checks per year; establish total cost of ownership; manage risk with a range of asset checking services

Underwriting and Driver Monitoring (Explore)	Driver monitoring platform that monitors more than 83 million policy drivers per month that utilizes comprehensive, proprietary driver risk databases to help insurance carriers, commercial fleets, and governments identify, quantify, and remediate driving risks in their businesses, improving underwriting returns on risky drivers and reducing state motor vehicle record expenses by eliminating the need of an insurer to purchase motor vehicle records on drivers that have no violations on their driving record

Digital Marketing (AutoPoint)	Automated omni-channel retention marketing platform for dealers, backed by 25 years of experience, that anticipates the needs of motorists based on predictive analytics and distributed approximately 247 million communications in fiscal year 2022 across email, mail, and social media

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Solution (selected representative brand(s), if applicable)	Description
Single-Source Automotive Software (DealerSocket)	Robust dealer management system/customer relationship management solution with add-on software capabilities within inventory, digital, and other channels to provide over 10,000 dealerships and over 550,000 total users, with a highly modular and connected full-suite of software solutions powered by data-driven analysis and AI / machine learning (“ML”) technology

Lot Management and Consumer Connected Car (LoJack)	Dealer lot management and consumer connected-car solution for single point and multi-rooftop franchise dealer groups leveraging data to improve operational efficiency, grow profitability, and increase the lifetime value of their customers

Dealer Finance Tracking Recovery (Goldstar)	Dealer finance vehicle tracking and recovery solution enabling used car dealers and lenders to grow their businesses by reducing loan defaults, managing risk and facilitating asset recovery

Fleet Solutions (selected representative brand(s), if applicable)

Solution	Description
Fleet Logistics and Management (Omnitracs, SmartDrive)	Consolidated video safety, telematics, and routing platform that allows customers to manage all their fleet needs, such as compliance, logistics, productivity, routing, safety, and data/analytics capabilities, processing over 140 million daily data transactions.

Fleet Digital Risk Management (eDriving)	Smartphone-based driver safety solution utilizing telematics to gauge operator behavior in real time, generating risk scores to benchmark drivers against peers, and offering online and intuitive safe-driving programs

Service, Maintenance, and Repair Lifecycle Support (Qapter FMS)	Holistic digital product suite facilitating the identification of service, maintenance and repair jobs at the VIN level to enable invoicing and parts ordering for the workshop and powering significant efficiency and up-sell opportunities for the OEM service organization

Fleet and Asset Management (FleetLocate)

Fleet and asset management solution application

leveraging proprietary devices, intuitive software

and unique OEM partnerships to provide a

customized and integrated solution catering to

SMBs and large enterprises

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Our Technology

Technology leadership is the cornerstone of our growth strategy. We have an industry-leading team of over 7,500 professionals located in over 45 countries and approximately 800 professionals across two international database development centers located in Mexico and Spain.

We invest approximately 13.7% of our total revenue to maintain our technology leadership. This investment is used to continually modernize and refresh our infrastructure, attract and retain leading technology talent and build upon our industry leading AI and ML technologies. For example, we have approximately 2,000 engineering professionals (including more than 100 data scientists) dedicated to developing and enhancing our big data and AI capabilities.

Highlights of our technology platform include:

Modern infrastructure. Leveraging a modern hybrid-cloud infrastructure operating on more than 100,000 cores and 30 petabytes of flash-based storage, we deliver best-in-class reliability that easily scales in a cost-efficient manner. Our implementation methodology enables us to aggregate, transform, and analyze our rich data landscape globally and innovate at a higher velocity. Our data center design principles include a fully resilient spine and leaf network design. We use a three-tiered storage architecture to maximize throughput and multi-provider low-latency blended internet service to guarantee performance and we secure all this data using industry leading tools. From continuous external monitoring to a perimeter secured with self-learning autonomous appliances and intelligent host-based agents, we have invested heavily to ensure the security and reliability of our solutions. Our long-term customer relationships are able to help our data sets grow more valuable over time. Using AI and machine learning to analyze data, we can gain deeper insights helping us accelerate new product development and deliver better service. It’s a continuous cycle that we believe allows us to solve the issues our customers are facing today, while helping us to anticipate and proactively address the challenges they’re likely to face tomorrow.

Data engineering. With over 1.38 billion vehicles in operation covered generating millions of transactions and customer interactions with our software each day, we have built what we believe to be the world’s largest collection of vehicle lifecycle and fleet management data. This data includes transaction level detail of various touch points within the vehicle lifecycle. For example, sale and purchase of used and new vehicles, repair estimates associated with vehicle claims, OEM and aftermarket parts, mechanical repair diagnostic methods, route planning, route execution, and driver behavior. We have developed proprietary techniques and processes to convert raw data from a variety of sources into usable intelligent data pools. We leverage a wide variety of methods ranging from deploying trained data engineers to the use of robotic process automation.

Application of advanced technology. We couple our proprietary datasets with advanced AI and ML technologies to create our SaaS-based solutions. Our modern infrastructure and software architecture allows us to implement these solutions globally in an efficient manner, reducing cost and deployment time.

In addition, we are moving towards a fully-integrated, unified platform across each segment. This includes our AI-driven claims management and automation platform and our technical diagnostic and mechanical repair platform integrated with next-gen SaaS-based shop management system to fully cover repair shop workflows. For example, our global analytics platform helps insurers draw actionable insights from industry claims data. These insights help identify anomalies, understand trends, and optimize repair networks to reduce costs associated with automotive claims.

Data privacy standards. We strive to store and process data in accordance with applicable regulations, while striving to maintain physical, electronic, and procedural safeguards. We seek to employ a state-of-the-art multi-layered data security model designed to guard against unauthorized access to systems including toolsets deployed externally, at the perimeter and internally. We also seek to enforce physical access controls to our buildings, and we authorize access to personal information only for those employees or agents who require it to fulfill the responsibilities of their jobs.

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Our Sales and Marketing

Our direct go-to-market strategy is driven by a proven three-pronged approach: (i) field sales; (ii) inside sales; and (iii) sales operations. We also leverage strategic channel partners and other third-party relationships globally to penetrate new markets quickly and efficiently.

We believe our domain expertise combined with our ability to understand the nuanced pain points of our customers is a strategic advantage and critical to our sales success.

Field Sales. Our local, in-country field sales teams focus on local enterprise customers and account management by leveraging their long standing customer relationships and knowledge of local dynamics. Our field sales teams cultivate customer relationships by typically pursuing a “land-and-expand” strategy. Once our customers experience the depth of our solution suite, our field sales teams are positioned to successfully cross-sell and up-sell other solutions, creating a large avenue of revenue generation with minimal incremental acquisition cost. For example, in our Fleet Solutions segment, we may offer a basic compliance solution as the starting point of our partnership and gradually expand the solution set to include routing, video safety, and other modules within our Fleet Solutions platform.

Inside Sales. Our inside sales teams focus on acquiring and maintaining small- and medium-sized customers. This team operates across segments and geographies (U.S., Canada, Europe, South America, and the Asia-Pacific region) and is located in centers of excellence in Texas, U.S., Spain and the U.K.

Sales Operations. Our sales operations team manages our broader pipeline of new opportunities, leveraging standardized CRM tools and internally developed benchmarking metrics to maximize salesforce productivity. Our pipeline of opportunities primarily come through inbound digital channels including our website, content marketing efforts, lead generation and account-based marketing tactics, virtual events, and industry trade shows and associations.

Competition

The markets for our vehicle lifecycle data software and services are highly competitive. We compete primarily on our global scale, the value and functionality of our software and services, the integrity and breadth of our data, the quality of our customer service, our brand, and price. We believe we compete favorably on these factors.

In the U.S., our principal competitors are CCC Intelligent Solutions and Mitchell International. In Europe, our principal competitors are Autovista (formerly known as EurotaxGlass’s Group), DAT, and GT Motive Einsa Group. The principal competitors of our fleet businesses are Trimble, Inc., Verizon Connect Fleet USA LLC, Samsara, Inc., Keep Truckin, Inc., Geotab, Inc., Lytx, Inc., and Platform Science, Inc. The principal competitors of our dealership businesses are Reynolds & Reynolds, CDK Global and Cox Automotive. We also encounter regional or country-specific competition in the markets for automobile insurance claims processing software and services and our other products and services. For example, Experian is our principal competitor in the U.K. in the vehicle validation market and ChoicePoint is our principal competitor in the U.S. in the automobile re-underwriting solutions market.

Seasonality

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third quarter and fourth quarter versus the first quarter and second quarter of each fiscal year. This seasonality is caused primarily by more days of inclement weather during the third quarter and fourth quarter in most of our markets, which contributes to a greater number of vehicle accidents and damage during these periods. In addition, our business is subject to fluctuations caused by other factors, including the occurrence of extraordinary weather events and the timing of certain public holidays.

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Intellectual Property and Licenses

Our intellectual property rights are important to our business. Our success depends in part upon our ability to obtain, maintain, protect and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights.

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights and trade secrets, as well as confidentiality procedures and contractual restrictions, to protect our intellectual property and other proprietary rights. As of March 1, 2022, we owned approximately 332 issued U.S. patents, 152 issued foreign patents, 54 pending U.S. patent applications, 116 pending foreign patent applications and 2 Patent Cooperation Treaty (“PCT”) applications related to various Solera, Omnitracs, SmartDrive, DealerSocket, Spireon and eDriving products and services. We continually seek to review our development efforts to assess the existence and patentability of new intellectual property. In addition, as of March 1, 2022, we owned approximately 254 registered U.S. trademarks, 12 pending U.S. trademark applications, 1,264 registered foreign trademarks and 194 pending foreign trademark applications that we use in connection with our software and services, including advertising and marketing. For example, our trademark “Audatex” is registered in over 70 countries. However, we may be unable to prevent competitors or other third parties from acquiring trademarks, domain names or other intellectual property rights that are similar to, infringe upon or diminish the value of our intellectual property rights.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the U.S., the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the U.S., a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets, including by entering into confidentiality agreements with our employees, consultants, contractors and other parties with access to our confidential information that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

We enter into outbound license agreements with our customers, granting each customer a license to use our software and services while reaffirming our ownership and the confidentiality of the embedded information and technology contained in our solutions.

Additionally, we license much of the data used in our software and services through short-term and medium-term contracts with third parties, including contracts with OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities, under which we generally pay fees or royalties. Such fees and royalties will be calculated on a fixed fee basis, per-transaction basis or percentage basis, and the fee or royalty payment calculation method varies greatly depending on the nature of the data supplied and the source of the data.

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For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Intellectual Property and Technology.”

Human Capital Management

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices.

As of March 31, 2022, we employed 7,570 people. Certain of our employees outside of the U.S. are subject to a collective bargaining agreement or works council arrangements. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be strong. We foster social connections in the workforce to facilitate employee engagement.

With respect to employee health and wellness, we are focused on the physical and mental health impacts of the COVID-19 pandemic on our employees. We provide management with the data and tools to manage workloads and seek to address potential issues.

We are committed to promoting DEI in the workplace and we have established initiatives to attract and recruit diverse talent. As one example, in 2020, we launched Women in Solera (“WINS”), a management development program for female employees, designed to support gender equality and the development of female leaders. Through WINS, we provide employees with trainings and speaker panels on topics such as leadership skills, organizational health, and personal development. To date, 33 employees have completed WINS and approximately 150 are participating in, or are currently starting, the program. Additionally, we conduct recruiting outreach to underrepresented communities and we are establishing dedicated DEI personnel. Finally, we also provide anti-discrimination and harassment training to all employees.

Customer Support and Training

We believe that providing high quality customer support and training services is critical to our success. As of March 31, 2022, we had approximately 1,200 customer support and training personnel, who provide telephone support, as well as on- and off-site implementation and training. Our customer support and training staff generally consists of individuals with expertise in both our software and services and in the automobile insurance and/or collision repair industries.

Facilities

Our corporate headquarters are in Westlake, Texas, U.S., where we lease approximately 24,000 square feet of office space as of March 31, 2022.

We own real estate in Paducah, Kentucky, U.S.; Roanoke, Texas, U.S.; Zeist, The Netherlands; Sao Paulo, Brazil; Brussels, Belgium; Bracknell, U.K. and Harrogate, U.K.

Our principal leased facilities in the EMEA (Europe, the Middle East and Africa) region are located in Zurich, Switzerland; Paris, France; Madrid, Spain; Seville, Spain; and Leeds, U.K. Our principal leased Americas facilities are located in Dallas, Texas, U.S.; Irving, Texas, U.S. (two facilities); Ann Arbor, Michigan, U.S.; Minneapolis, Minnesota, U.S.; Daytona Beach and Fort Myers, Florida, U.S.; Draper, Utah, U.S.; Irvine and San Clemente, California, U.S.; Albany, New York, U.S.; Townsend, Maryland, U.S.; and Mexico City, Mexico (three facilities). We also lease a number of other facilities in countries where we operate.

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We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space, if necessary, will be available in the future on commercially reasonable terms.

Regulatory Compliance

Insurance Regulation

Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. We are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed and are contemplating changes to their regulations to permit insurance companies to use book valuations or public source valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have adopted total loss regulations that, among other things, require insurers to use a methodology deemed acceptable to the respective government agency.

We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

There is momentum to create a U.S. federal government oversight mechanism for the insurance industry. There is also legislation under consideration by the U.S. legislature relating to the vehicle repair industry. Federal regulatory oversight of or legislation relating to the insurance industry in the U.S. could result in a broader impact on our business versus similar oversight or legislation at the U.S. state level.

Transportation Regulation

Our fleet businesses’ fleet operator customers are subject to extensive government regulations at the federal, state and local levels governing certain operational and safety related matters. In particular, regulations from the Department of Transportation (“DOT”) and the FMCSA focus on the prevention of commercial motor vehicle-related fatalities and injuries and contribute to ensuring safety in motor carrier operations through strong enforcement of safety regulations, targeting high-risk carriers and commercial motor vehicle drivers, improving safety information systems and commercial motor vehicle technologies, strengthening commercial motor vehicle equipment and operating standards, and increasing safety awareness. Our fleet businesses’ solutions help our fleet operator customers comply with these regulations. Some of these regulations relate directly to our fleet businesses software and services, including the ELD Mandate and Hours of Service. If our fleet operator customers fail to comply with new or existing transportations regulations, including those applicable to our software and services, they could lose their certifications to operate and/or reduce their usage of our software and services, either of which would reduce our revenues.

Privacy, Data Protection and Data Security Regulation

We are also subject to many laws, rules and regulations that many jurisdictions have enacted or are considering enacting or modifying that address privacy, data protection or data security, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure, retention, transmission, processing and security of personal information. Laws, rules, and regulations relating to privacy, data protection, and data security are evolving and subject to potentially differing interpretations. For example, in California, the CCPA

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broadly defines personal information, requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, and gives California residents certain expanded privacy rights and protections, including the right to opt out of certain data sharing with third parties. Additionally, California voters recently passed the California Privacy Rights Act, or the CPRA, in November 2020, which will introduce additional obligations, such as data minimization and storage limitations and grants additional rights to California residents when it goes into effect in most material respects on January 1, 2023. The enactment of the CCPA and CPRA are some of the first of similar legislative developments in other states in the U.S., which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, proposals and new laws exist for new federal and state-level privacy legislation, such as in Nevada, New Hampshire, Washington, Illinois and Nebraska. In addition, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), on March 2, 2021 with an effective date of January 1, 2023, Colorado enacted the Colorado Privacy Act (“CPA”) on July 8, 2021 with an effective date of July 1, 2023, and most recently Utah enacted the Utah Consumer Privacy Act (“UCPA”) on March 24, 2022 with an effective date of December 31, 2023. These may require the expenditure of significant resources to enable compliance. The VCDPA, the CPA, the UCPA, and proposed legislations, if enacted, and the interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, and have caused, and may continue to cause, variation in requirements, increase restrictions and potential legal risk and impact strategies and the availability of previously useful data, potentially exposing us to additional expense, adverse publicity and liability. Moreover, as a result of our marketing activities, we may also be subject to applicable marketing privacy laws, including the CAN-SPAM Act of 2003 and the Telephone Consumer Protection Act of 1991.

Internationally, many jurisdictions have established their own data security and privacy legal frameworks, including data localization and storage requirements, with which we may be obligated to comply. For example, the E.U. has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing E.U. law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. Additionally, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the U.K.’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. The GDPR and the U.K.’s data protection regime based on the GDPR each provide for substantial penalties for noncompliance. Additionally, we are subject to various other laws, rules, and regulations of various jurisdictions worldwide.

Laws, rules, and regulations in the U.S. and in other regions worldwide relating to privacy, data protection, and data security may be modified, interpreted, and applied in a manner that is inconsistent from one jurisdiction to another, or may conflict with other laws, rules, or regulations, other requirements or legal obligations, or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, rules, regulations, requirements, and obligations. Further, such laws, rules, and regulations in the U.S. and in other jurisdictions internationally, and any other such changes or new laws, rules, or regulations, could impose significant limitations, require changes to our business, or restrict our collection, use, storage, or processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future, or cause us to incur potential liability in connection with such legislation, which, in turn, could adversely affect our business, brands, financial condition, and results of operations. For more information regarding the risks related to our cybersecurity and data privacy practices and compliance, see “Risk Factors—Risks Related to Intellectual Property and Technology.”

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Consumer Lending Regulation

Our activities as a consumer lender are subject to regulation under various federal laws, regulations and related legal requirements, including, for example, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act, as well as under various state laws regulations and related legal requirements. We are subject to supervision, examination and compliance audits of our operations by many of these governmental authorities.

Most jurisdictions regulate retail installment sales, including setting maximum interest rates, imposing caps on certain fees, or maximum amounts that may be financed. In addition, certain jurisdictions require that finance companies in general, and Solera in particular, maintain, or file a notice of intent to obtain a sales finance license or an installment sellers license in order to solicit or originate consumer finance receivables in that jurisdiction. In certain other jurisdictions, we may elect to obtain such a license to invest in relationships with regulators. To the extent such jurisdictions require consumer lending licenses, we have obtained licenses in the jurisdictions in which we currently engage in such activities and do not plan to fund retail installment contracts in jurisdictions that require consumer lending licenses unless and until we obtain such licenses.

Our global operations are subject to a variety of laws, regulations and compliance obligations. We have robust internal controls, quality management systems and management systems of compliance that govern our internal actions and mitigate our risk of non-compliance. We also have safeguards established to identify non-compliance concerns through internal and external audits, risk assessments as well as an ethics hotline reporting system. We believe that we are in material compliance with all such applicable laws and regulations, and we do not anticipate any significant additional expenditures relating to maintaining our compliance. However, due to the sometimes rapidly evolving nature of these laws and regulations (including as related to legal developments as a result of the COVID-19 pandemic), geopolitical considerations and changes in customers’ product requirements, there can be no assurance that current expenditures will be adequate or that violations will not occur. Any violations may have a material impact on our financial performance. See “Risk Factors,” for more detail around risks pertaining to compliance with laws and regulations.

Legal Proceedings

In the normal course of business, various claims, charges and litigation are asserted or commenced against us, including:

•	We have been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers.

•	We are subject to assertions by our customers, suppliers and strategic partners that we have not complied with the terms of our agreements with them or our agreements with them are not enforceable.

We have and will continue to vigorously defend ourselves against these claims. We believe that final judgments, if any, which may be rendered against us in current litigation are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

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ORGANIZATIONAL STRUCTURE

Overview

Solera Global Corp. is a Delaware corporation formed to serve as a holding company that holds an interest in Holding LLC and Topco LLC. Prior to December 27, 2021, Solera Global Corp. had not conducted any business transactions or activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. We are a holding company and the sole managing member of Holding LLC and, upon consummation of the Organizational Transactions and this offering and the application of net proceeds therefrom, our sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC. Solera Global Corp. will have no interest in any operations other than those of Holding LLC and Topco LLC and its consolidated subsidiaries. As a result of the merger of Solera Global Holding Corp., the former parent entity of Topco LLC and the predecessor of the issuer, with and into a subsidiary of Solera Global Corp. on December 27, 2021, Solera Global Corp. became the parent entity of Holding LLC. The financial information presented in this prospectus, including the historical financial statements of Solera Global Holding Corp. and its consolidated subsidiaries, reflect these internal transactions with Solera Global Corp. on December 27, 2021. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021. Solera Global Corp. will be the reporting entity following this offering.

As a result of the merger of Solera Global Holding Corp. with and into a subsidiary of Solera Global Corp., the former equityholders of Solera Global Holding Corp. now own Class A common stock of Solera Global Corp. on the same terms and in identical proportions to their prior ownership in Solera Global Holding Corp. The equity interests of Solera Global Holding Corp. will not be converted into units of Topco LLC, and such equityholders will not become unitholders of Topco LLC on account of such interests. The equityholders of Holding LLC Units are not party to the Exchange Agreement on account of such interests. Solera Global Corp. has not engaged in any business or other activities other than in connection with its formation and this offering. Upon consummation of this offering and the application of the net proceeds therefrom, we will be a holding company, our sole asset will be direct and indirect equity interests in Holding LLC and Topco LLC, we will serve as sole managing member of Holding LLC and, through our managing member interest in Holding LLC, we will exclusively operate and control all of the business and affairs and consolidate the financial results of Topco LLC. Prior to the closing of this offering, the operating agreement of Topco LLC will be amended and restated to, among other things, modify its capital structure by replacing the membership interests and providing for LLC Units consisting of two classes of common ownership interests in Topco LLC (one held by certain employees and consultants subject to vesting and a participation threshold (e.g., Class B Units), and one held by the other Topco LLC owners, including Vista (e.g., Class A Units)). We and the LLC Unitholders will also enter into an Exchange Agreement under which holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. As LLC Unitholders exchange their LLC Units for shares of Class A common stock or cash, our interest in Topco LLC will be correspondingly increased.

Upon completion of this offering, Vista will control approximately                 % (or approximately                 % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Solera Global Corp. See “Principal Shareholders” for additional information about Vista.

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Incorporation of Solera Global Corp.

Solera Global Corp. was incorporated in Delaware in August 2021 and formed for the purpose of completing this offering and related transactions. Prior to December 27, 2021, Solera Global Corp. had not conducted any business transactions or activities other than those incident to its formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Our certificate of incorporation will be amended and restated at or prior to the consummation of this offering. Our amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class V common stock, each having the terms described in “Description of Capital Stock.” In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board.

Shares of our Class V common stock, which provide no economic rights, will be issued to the holders of Class A Units of Topco LLC in connection with this offering. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. See “Description of Capital Stock—Class V Common Stock.” Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Organizational Transactions

The following transactions, referred to collectively herein as the “Organizational Transactions,” will each be completed prior to or in connection with the completion of this offering.

In connection with the Organizational Transactions:

•

The LLC Operating Agreement of Topco LLC will be amended and restated to, among other things (i) modify its capital structure by replacing the membership interests currently held by providing for LLC Units consisting of two classes of common ownership interests in Topco LLC (Class B Units held by certain employees and consultants subject to vesting and a participation threshold and Class A Units held by the other Topco LLC owners, including Solera Global Corp. and Vista) and (ii) appoint Holding LLC as the sole managing member of Topco LLC.

•	We will amend and restate the certificate of incorporation of Solera Global Corp. to reflect the terms described under “Description of Capital Stock.”

•

We will issue shares of Class V common stock, which provide no economic rights, to certain LLC Unitholders on a one-to-one basis with the number of Class A Units owned by such holders, for nominal consideration. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

•

We will enter into the Exchange Agreement with LLC Unitholders pursuant to which the holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. See “—Exchange Agreement.”

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•

We will enter into the Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that will require us to pay to such persons 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) we actually realize (or under certain circumstances are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) certain Basis Adjustments (as defined below), as a result of purchases of LLC Units from the LLC Unitholders with the proceeds of this offering and any future exchanges of LLC Units held by an LLC Unitholder for shares of our Class A common stock or, at our election, for cash, as described under “Exchange Agreement,” (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we are required to make under the Tax Receivable Agreement. See “—Tax Receivable Agreement.”

In connection with the completion of this offering, we will issue                  shares of our Class A common stock to the investors in this offering (or                  shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in exchange for net proceeds of approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Immediately following the completion of this offering, we will take the following actions:

•

We will use the $                million of net proceeds of this offering to acquire                  additional Holding LLC Units in Holding LLC at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions.

•

Holding LLC intends to apply the net proceeds (including any additional proceeds it may receive from us if the underwriters exercise their option to purchase additional shares of Class A common stock) to acquire                  newly-issued LLC Units in Topco LLC at a purchase price per LLC Unit equal to the initial offering price per share of Class A common stock in this offering, less underwriting discounts and commissions; and

•

Topco LLC intends to apply the remaining balance of net proceeds (including any additional proceeds it may receive from Holding LLC if the underwriters exercise their option to purchase additional shares of Class A common stock) to (i) repay $                 million of our outstanding indebtedness under the First Lien Term Loan Facility, under which $5.1 billion was outstanding and which had an interest rate of 4.5% as of September 30, 2022, (ii) repay $                 million of outstanding indebtedness under the Revolving Credit Facility, under which $378.0 million was outstanding and which had an interest rate of 6.0% as of September 30, 2022, (iii) repay $                 of the Related Party Note, under which $85.4 million was outstanding and which had an interest rate of 4.5% as of September 30, 2022, and (iv) pay expenses incurred in connection with this offering and the other Organizational Transactions. Topco LLC will bear or reimburse us for all of the expenses of this offering, including the underwriters’ discounts and commissions. See “Use of Proceeds.”

As a result of the Organizational Transactions:

•	the investors in this offering will collectively own shares of our Class A common stock and we will hold LLC Units;

•	the holders of Class A Units will own LLC Units and shares of Class V common stock;

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•	the holders of Class B Units, subject to vesting, will own LLC Units with a weighted average participations threshold of $ per unit;

•	our Class A common stock will collectively represent approximately % of the voting power in us; and

•	our Class V common stock will collectively represent approximately % of the voting power in us.

The diagram below depicts our historical organizational structure prior to the completion of the Organizational Transactions. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

The LLC Unitholders other than investment vehicles affiliated with Vista collectively own approximately                % of the equity interests of Topco LLC. These investors will continue to hold their equity interest in Topco LLC upon completion of this offering.

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The diagram below depicts our expected organizational structure immediately following completion of the Organizational Transactions and this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us, or owning a beneficial interest in us.

(1)

Vista will beneficially own                % of the equity of Topco LLC and will possess voting and dispositive power over all of the shares of Class V common stock. The remaining LLC Unitholders will collectively own the remaining                 % of the equity in Topco LLC not held directly or indirectly by Solera Global Corp. In addition to Vista, our existing owners include a limited number of third parties that have invested in Class A Units, as well as certain of our executive officers and other employees who have been issued Class B Units with a weighted average participation threshold of $                per unit. See “Executive Compensation—2022 Omnibus Incentive Plan” for a discussion of the participation thresholds.

(2)

Upon completion of this offering, Vista will control approximately                % (or approximately                 % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) of the voting power in Solera Global Corp. through its ownership of our Class A common stock and Class V common stock. See “Principal Shareholders” for additional information about Vista.

(3)

Shares of Class A common stock and Class V common stock will vote as a single class except as otherwise required by law or our certificate of incorporation. Each outstanding share of Class A common stock and Class V common stock will be entitled to one vote on all matters to be voted on by shareholders generally. The Class V common stock does not have any right to receive dividends or distributions upon the liquidation or winding up of Solera Global Corp. In accordance with the Exchange Agreement to be entered into in connection with the Organizational Transactions, the holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock.

(4)

Assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, (i) the

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holders of Class A common stock other than Vista will have % of the voting power in Solera Global Corp., (ii) Vista, through its ownership of our Class A common stock and Class V common stock, will have % of the voting power of Solera Global Corp., (iii) the LLC Unitholders, including Vista, will own % of the outstanding LLC Units in Topco LLC, (iv) Solera Global Corp. will own 100% of the outstanding Holding LLC Units in Holding LLC, and (v) Holding LLC will own % of the outstanding LLC Units in Topco LLC. Following the consummation of the Organizational Transactions, Solera Global Corp. will be a holding company and its sole asset will be its direct and indirect equity interest in Holding LLC and Topco LLC. Solera Global Corp. will exclusively operate and control all of the business and affairs of Holding LLC, Topco LLC and its subsidiaries. Accordingly, Solera Global Corp. will have 100% of the voting power and will control management of Topco LLC, subject to certain exceptions. The combined financial results of Holding LLC, Topco LLC and its consolidated subsidiaries will be consolidated in our financial statements.

Our post-offering organizational structure will allow LLC Unitholders to retain their equity ownership in Topco LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in Solera Global Corp., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that the LLC Unitholders and Solera Global Corp. generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The LLC Unitholders and Solera Global Corp., will be allocated their proportionate share of any taxable income of Topco LLC.

The holders of Class A Units will also hold shares of our Class V common stock. Although these shares of Class V common stock have only voting and no economic rights, they will allow the holders of Class A Units to exercise voting power over Solera Global Corp., the sole managing member of Topco LLC, at a level that is proportional to their overall economic interest in Topco LLC. Class V common stock is entitled to one vote per share. When LLC Unitholders exchange LLC Units for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), pursuant to the Exchange Agreement described below, to the extent that they hold shares of Class V common stock, they will also be required to deliver an equivalent number of shares of Class V common stock. Any shares of Class V common stock so delivered will be cancelled.

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Amended and Restated Operating Agreement of Topco LLC

In connection with the completion of this offering, we will amend and restate Topco LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Topco LLC, and the rights and obligations of the LLC Unitholders, will be set forth in the LLC Operating Agreement. The LLC Operating Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Sole Manager

In connection with this offering, Holding LLC will become a member and the sole managing member of Topco LLC. We are the sole managing member of Holding LLC. As the sole managing member of Holding LLC, we will be able to control all of the day-to-day business affairs and decision-making of Topco LLC without the approval of any other member, unless otherwise stated in the LLC Operating Agreement. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Topco LLC and the day-to-day management of Topco LLC’s business. Pursuant to the LLC Operating Agreement, Holding LLC cannot be removed, under any circumstances, as the sole managing member of Topco LLC, except by our election.

Compensation

Holding LLC will not be entitled to compensation for its services as managing member. Holding LLC will be entitled to reimbursement by Topco LLC for fees and expenses incurred on behalf of Topco LLC, including all expenses associated with this offering and maintaining our corporate existence.

Recapitalization

The LLC Operating Agreement recapitalizes the interests currently held by the existing owners of Topco LLC, and provides for the Class A Units and Class B Units, which we refer to collectively as the “LLC Units.” The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of Topco LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

Distributions

The LLC Operating Agreement will require “tax distributions,” as that term is defined in the LLC Operating Agreement, to be made by Topco LLC to its “members,” as that term is defined in the LLC Operating Agreement. Tax distributions generally will be made quarterly (i) to each member of Topco LLC holding Class A Units, including us, on a pro rata basis based on Topco LLC’s net taxable income and (ii) to each member of Topco LLC holding Class B Units, based on such member’s allocable share of the net taxable income of Topco LLC, in each case at an assumed tax rate. Topco LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the tax rate applicable to a similarly situated corporate taxpayer. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Topco LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. We expect Topco LLC will make distributions out of distributable cash periodically to the extent permitted by agreements governing indebtedness of Topco LLC and its subsidiaries and necessary to enable us to cover our tax liability and obligations under the Tax Receivable Agreement and non pro rata reimbursements to us in respect of our expenses.

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Exchange Rights

The LLC Operating Agreement provides that, pursuant to the terms of the Exchange Agreement described below, holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. As LLC Unitholders exchange their LLC Units, our interest in Topco LLC will be correspondingly increased. See “—Exchange Agreement.”

Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation

Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from Topco LLC a number of LLC Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Topco LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to Topco LLC equal to the aggregate value of such shares of Class A common stock, and Topco LLC will issue to us a number of LLC Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Topco LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Topco LLC (or the applicable subsidiary of Topco LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Topco LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Topco LLC (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, Topco LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Topco LLC equal to the purchase price for such shares in exchange for an equal number of LLC Units.

Maintenance of One-to-One Ratio of Shares of Class A Common Stock and LLC Units Owned by Solera Global Corp.

Our amended and restated certificate of incorporation and the LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) Topco LLC at all times maintains a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us.

Transfer Restrictions

The LLC Operating Agreement generally does not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of Topco LLC.

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Dissolution

The LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve Topco LLC. In addition to a voluntary dissolution, Topco LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up Topco LLC; (ii) second, to pay debts and liabilities owed to creditors of Topco LLC, other than members; (iii) third, to pay debts and liabilities owed to members; and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Topco LLC (after accounting for the participation thresholds of outstanding Class B Units and as determined based on the number of vested LLC Units held by a member relative to the aggregate number of all outstanding vested LLC Units).

Confidentiality

Each member will agree to maintain the confidentiality of Topco LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.

Indemnification and Exculpation

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Topco LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Topco LLC will indemnify us, as managing member of Holding LLC, Holding LLC, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member of Holding LLC, Holding LLC, as the managing member, and the authorized officers and other employees and agents of Topco LLC will not be liable to Topco LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

Amendments

The LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of Topco LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

The purchase of LLC Units from the LLC Unitholders by us in connection with this offering is expected to result in the acquisition by us of a proportionate share of the existing tax basis of the assets of Topco LLC and its flow-through subsidiaries. Furthermore, the holders of Class A Units may from time to time (subject to the terms of the Exchange Agreement) exercise a right to exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to

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effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. In addition, holders of Class B Units may from time to time (subject to the terms of the Exchange Agreement) exercise a right to exchange their Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. We intend to treat such acquisitions of LLC Units as direct purchases of LLC Units from the LLC Unitholders by Solera Global Corp. for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by the LLC Unitholders to Topco LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly.

Topco LLC (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) intends to have in place an election under Section 754 of the Code effective for the taxable year in which this offering and the associated purchase of LLC Units from the LLC Unitholders occurs and for each taxable year in which an exchange of LLC Units for Class A common stock or cash occurs. As a result, the purchases of LLC Units from the LLC Unitholders in this offering and exchanges of LLC Units in the future are expected to result in (1) an increase in our proportionate share of the existing tax basis of the assets of Topco LLC and its flow-through subsidiaries and (2) an adjustment in the tax basis of the assets of Topco LLC and its flow-through subsidiaries reflected in that proportionate share (collectively, the “Basis Adjustments”).

Basis Adjustments will generally have the effect of reducing the amounts that we would otherwise be obligated to pay thereafter to various tax authorities. Such Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We intend to enter into a Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, under which we will pay to such persons 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) Basis Adjustments resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future, (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement (collectively, the “Tax Attributes”). The payment obligations under the Tax Receivable Agreement are not conditioned upon any beneficiary thereof or Vista maintaining a continued ownership interest in us or Topco LLC and the rights under the Tax Receivable Agreement are assignable. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

For purposes of the Tax Receivable Agreement, the tax benefit deemed realized by us will generally be computed by comparing our actual cash income tax liability to the amount of such taxes that we would have been required to pay had there been no Tax Attributes; provided that, for purposes of determining the tax benefit with respect to state and local income taxes, we will use simplifying assumptions. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year that the Tax Receivable Agreement is entered into. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including as to utilization of the Tax Attributes).

The actual Tax Attributes, as well as any amounts paid under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any future exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Topco LLC and its flow-through subsidiaries at the time of each exchange;

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•

the price of shares of our Class A common stock at the time of any future exchanges—the Basis Adjustments are directly related to the price of shares of our Class A common stock at the time of future exchanges;

•

the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized by us under the terms of the Tax Receivable Agreement. If we do not have taxable income in a particular taxable year, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. Nevertheless, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in future (and possibly previous) taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

•	applicable tax rates—the tax rates in effect at the time a tax benefit is recognized.

In addition, the amount of each LLC Unitholder’s tax basis in its LLC Units, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement and the portion of our payments under such Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

The payment obligations under the Tax Receivable Agreement are obligations of Solera Global Corp. and not of Topco LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the aggregate payments that we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Topco LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds or is prevented by any debt agreement to which Topco LLC or any of its subsidiaries is a party. We anticipate funding the payments under the Tax Receivable Agreement from cash distributions from Topco LLC and available cash.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the purchase by Solera Global Corp. of LLC Units from the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions to be approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase additional shares of Class A common stock) (the proceeds of which will be used by Solera Global Corp. to acquire additional LLC Units from Topco LLC) and to range over the next 15 years from approximately $                 to $                 million per year (or range from approximately $                 to $                 million per year if the underwriters exercise their option to purchase additional shares of Class A common stock) and decline thereafter. We expect that aggregate payments under the Tax Receivable Agreement over the next 15 years will range from approximately $                 million to $                 million. These estimates are based on an initial public offering price of $                 per share of Class A common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. Future payments in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is

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possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to Solera Global Corp. by Topco LLC are not sufficient to permit Solera Global Corp. to make payments under the Tax Receivable Agreement after it has paid taxes.

The Tax Receivable Agreement provides that if (1) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, (2) we materially breach any of our material obligations under the Tax Receivable Agreement or (3) we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement will accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement and, to the extent applicable, that any LLC Units that have not been exchanged are deemed exchanged for the fair market value of our Class A common stock at the time of termination.

As a result of a change of control, material breach, or our election to terminate the Tax Receivable Agreement early, (1) we could be required to make cash payments to the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (2) we will be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or the availability of the NOLs or other relevant tax attributes, we will not be reimbursed for any cash payments previously made pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently disallowed, in whole or in part, by the IRS or other applicable taxing authority. For example, if the IRS later asserts that we did not obtain a tax basis increase or disallows or limits (in whole or in part) the availability of NOLs due to a potential ownership change under Section 382 of the Code, among other potential challenges, then we would not be reimbursed for any cash payments previously made pursuant to the Tax Receivable Agreement with respect to such tax benefits that we had initially claimed. Instead, any excess cash payments made by us pursuant to the Tax Receivable Agreement will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Nevertheless, any tax benefits initially claimed by us may not be disallowed for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. Accordingly, there may not be sufficient future cash payments against which to net. The applicable U.S. federal income tax rules are complex, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Under the Tax Receivable Agreement, we are required to provide the parties thereto with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within thirty (30) days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under

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the Tax Receivable Agreement will generally be made within three (3) business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus                  basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at SOFR plus                  basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Exchange Agreement

We will enter into the Exchange Agreement with the LLC Unitholders. Under the Exchange Agreement, holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. As LLC Unitholders exchange their LLC Units, our interest in Topco LLC will be correspondingly increased.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with certain LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide certain LLC Unitholders registration rights whereby, following our initial public offering and the expiration of any related lock-up period, certain LLC Unitholders can require us to register under the Securities Act shares of Class A common stock owned by them or issuable to them upon exchange of their LLC Units. The Registration Rights Agreement will also provide for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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MANAGEMENT

Our Executive Officers, Directors and Director Nominees

Below is a list of the names, ages, positions and brief accounts of the business experience of the individuals who serve as (i) our executive officers, (ii) our directors and (iii) our director nominees. Upon the completion of this offering, David A. Breach, Clifford K. Chiu, Evelyn Dilsaver, Nick Prickel, Gwen Reinke, Maneet Saroya and Jonathan Yaron are anticipated to be elected to our Board.

Name	Age	Position
Darko Dejanovic	52	Chief Executive Officer and Director
Ron Rogozinski	52	Chief Financial Officer
John Suchecki	58	Chief Information and Technology Officer
Jing Liao	53	Chief Administration Officer
David Babin	48	General Counsel and Secretary
Nihar Malik	44	Chief Product and Transformation Officer
David A. Breach	56	Director Nominee
Clifford K. Chiu	64	Director Nominee
Evelyn Dilsaver	67	Director Nominee
Nick Prickel	34	Director Nominee
Gwen Reinke	62	Director Nominee
Maneet Saroya	43	Director Nominee
Jonathan Yaron	59	Director Nominee

Darko Dejanovic has served as our Chief Executive Officer since November 2019 and as a member of our Board since January 2019. Mr. Dejanovic has also served as Operating Principal of Vista and President of the Vista Intelligence Group, the big data and strategic intelligence arm of Vista, since November 2017. Mr. Dejanovic previously served as Executive Chairman, Chief Executive Officer and Board Member of Active Network from November 2013 to September 2017, a formerly publicly-traded leading SaaS provider of organization-based cloud computing applications. Previously, Mr. Dejanovic served as Executive Vice President, Global CIO and Head of Product at Monster Worldwide, Inc. (NYSE: MWW) from April 2007 to August 2011 and Corporate Senior Vice President and Chief Technology Officer of Tribune Company from March 1997 to April 2007. Mr. Dejanovic currently serves as a member of the board of the directors of STATS LLC and has previously served as a member of the board of directors of the following companies: Vivid Seats LLC (February 2016 to June 2017), 7Park Data, Inc. (December 2018 to January 2021), Agdata, LP (November 2018 to February 2020), Wrike, Inc. (December 2018 to February 2021), Active Network, LLC (November 2013 to September 2017), Eagleview Technologies, Inc. (August 2016 to May 2018), Social Solutions (July 2018 to September 2021) and Upserve, Inc. (January 2018 to June 2020). Mr. Dejanovic earned a bachelor’s degree in computer information system from Florida Metropolitan University and holds a master of business administration degree from Northwestern University. We believe Mr. Dejanovic’s extensive experience in the areas of corporate strategy, technology, private equity and corporate governance, as well as his experience on the boards of other companies will make him a valuable member of our Board.

Ron Rogozinski has served as our Chief Financial Officer since May 2019. Previously, Mr. Rogozinski served as our Senior Vice President of Finance and Chief Accounting Officer from April 2017 to May 2019. Prior to joining us, Mr. Rogozinski held various roles at Microsoft (NASDAQ: MSFT) from September 2002 to April 2017, most recently serving as the Chief Accounting Officer of Microsoft’s Mobile business unit. Prior to Microsoft, Mr. Rogozinski previously held various finance and accounting positions at CertCo LLC and Professo Inc. and previously served as Manager at Ernst & Young. Mr. Rogozinski earned a bachelor of business administration in accounting from the City University of New York, Baruch College.

John Suchecki has served as our Chief Technology Officer since January 2022 and our Chief Information Officer since June 2020. Prior to joining us, Mr. Suchecki served as Chief Product and Technology Officer at

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The Marlin Company from May 2017 to May 2020. Mr. Suchecki previously served as Senior Vice President of Global Technology and Infrastructure of Monster Worldwide, Inc. from June 2007 to December 2015. Mr. Suchecki also previously served as Chief Technology Officer at The St. Petersburg Times and Chief Information Officer at The Hartford Courant. Mr. Suchecki earned a bachelor of science in mechanical engineering and computer science from Trinity College and holds a master of business administration degree from Rensselaer Polytechnic Institute.

Jing Liao has served as our Chief Administration Officer since June 2020. Ms. Liao previously served as Vista’s Managing Director of Talent from February 2019 to June 2020. Previously, Ms. Liao served as the Chief Human Resources Officer at Social Finance, Inc. from October 2016 to November 2019. Ms. Liao has also previously served as Chief Human Resources Officer at TriNet Group, Inc. (NYSE: TNET) (2014 to 2016), Amtel Norway (Nasdaq: ATML) (2007 to 2014) and Avanex Corporation (2005 to 2007). Ms. Liao currently serves as an advisory board member of Achieve Partners (since February 2019), The Best and Brightest Programs (since September 2014), the University of Minnesota’s Carlson School of Management (since March 2012), and 2020 Women on Boards (since October 2017). Ms. Liao earned a bachelor’s of science in chemistry from Peking University and holds a master’s degree in human resources and industry relations from the University of Minnesota’s Carlson School of Management.

David Babin joined the Company in July 2012 and has served as our General Counsel and Corporate Secretary since June 2020. Prior to serving as our General Counsel and Corporate Secretary, Mr. Babin served as our Associate General Counsel and Deputy General Counsel. Prior to joining us, Mr. Babin served as Senior Counsel of Mergers and Acquisitions and Corporate Transactions at Dean Foods Company (NYSE: DF) (subsequently acquired by Dairy Farmers of America, Inc.) from August 2009 to July 2012. Previously, Mr. Babin served as a transactional attorney in private practice from 1998 to 2009. Mr. Babin earned a bachelor of arts in political science and international relations from Louisiana State University and a juris doctorate from Tulane University Law School, magna cum laude.

Nihar Malik joined the Company in May 2018 and has served as our Chief Product and Transformation Officer since January 2022. Previously, Mr. Malik served as our Chief Strategy and Transformation Officer. Prior to joining us, Mr. Malik served as Senior Vice President, Head of Global Transformation of XPO Logistics, Inc. from June 2017 to May 2018 and held various roles at The Hertz Corporation from June 2015 to June 2017, most recently serving as Senior Vice President, Product and Procurement Transformation. Previously, Mr. Malik served as an Associate Principal at McKinsey & Company from February 2010 to June 2015. Mr. Malik holds a master of business administration from the University of Pennsylvania’s Wharton School of Business.

David A. Breach is expected to join our Board prior to the completion of this offering. Mr. Breach joined Vista in 2014 and is Vista’s President and Chief Operating Officer. He currently sits on Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction as well as the firm’s Private Equity Management and Vista’s Private Equity Funds’ Investment Committees. Mr. Breach also sits on the boards of Vista portfolio companies EagleView Technology Corporation, Jamf Holding Corp. (NASDAQ: JAMF), Mediaocean LLC, Ping Identity Holding Corp. and Stats Perform. Mr. Breach previously served on the boards of DealerSocket, Inc. and Vertafore, Inc. from October 2019 to June 2021 and from June 2016 to September 2020, respectively. Prior to joining Vista, Mr. Breach worked as a Senior Corporate Partner with the law firm Kirkland & Ellis LLP from 2000 to 2014, where his practice focused on the representation of private equity funds in all aspects of their business. While at Kirkland & Ellis, Mr. Breach was a member of its 15-person global executive management committee and was a founding partner of its San Francisco office. During Mr. Breach’s tenure, Kirkland & Ellis LLP’s Northern California practice grew to over 250 employees. Mr. Breach received a Bachelor of Business Administration in Marketing from Eastern Michigan University and received a Juris Doctorate from the University of Michigan, magna cum laude, Order of the Coif. Mr. Breach is currently a member of the State Bars of California, Illinois and Michigan. Mr. Breach’s extensive experience in the areas of corporate strategy, private equity and firm governance, as well as his experience on the boards of other companies, make him a valuable member of our Board.

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Clifford K. Chiu is expected to join our Board prior to the completion of this offering. Mr. Chiu joined Vista in 2015 as a Senior Advisor to the Firm. He also now serves as a Senior Advisor to Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction. Additionally, Mr. Chiu sits on the boards of Vista portfolio companies Acquia Inc., Allvue Systems, Apptio, Inc., Finastra, Fusion Risk Management, LogicMonitor and TIBCO. Mr. Chiu previously served on the boards of Ping Identity Holding Corp. from January 2017 to June 2021, 7 ParkData, Inc. from January 2019 to January 2021, and Regulatory DataCorp., Inc., from January 2017 to February 2020. Outside of Vista, Mr. Chiu is a corporate director and private investment firm senior advisor, as well as a board or committee appointee to government bodies and non-governmental organizations in financial services, enterprise software, data and technology-enabled solutions, healthcare, education, social welfare, and the arts located throughout the United States and Hong Kong. He is a member of the National Committee on U.S. - China Relations. Prior to joining Vista, he was a partner at Kohlberg Kravis Roberts & Co. (KKR) where he founded and led capital raising and investor relations for the Asia Pacific region. Mr. Chiu received a Master of Business Administration from the University of Chicago and a Bachelor’s degree in Economics from the University of Pennsylvania. We believe Mr. Chiu is qualified to serve as a member of our Board because of his extensive leadership and corporate strategy experience.

Evelyn Dilsaver is expected to join our Board prior to the completion of this offering. Previously, Ms. Dilsaver served in a variety of roles at The Charles Schwab Corporation from 1991 to 2007. Most recently during her tenure with The Charles Schwab Corporation, Ms. Dilsaver served as President and Chief Executive Officer of Charles Schwab Investment Management from 2004 to 2007, Senior Vice President, Charles Schwab Mutual Fund Product Development from 2003 to 2004, and Chief Financial Officer and Chief Accounting Officer for U.S. Trust Company from 2000 to 2003. Ms. Dilsaver currently serves on the board of directors and as chair of the audit committee of TempurSealy International, Inc., and on the boards of Protiviti, Health Equity, Inc., Blue Shield of California, and Bailard Real Estate Investment Fund. Ms. Dilsaver also serves in leadership roles on several nonpublic boards, including the Commonwealth Club, and CSU East Bay Foundation. Ms. Dilsaver previously served on the board of directors, nominating and governance committee and chair of the audit committee of Aeropostale Inc. (NYSE: ARO), and also as a director on the boards of HighMark Funds from 2008 to 2013, Longs Drugs Stores Corp. from 2007 to 2008, Russell Exchange Traded Funds from 2011 to 2012, and Tamalpais Bancorp from 2008 to 2010. Ms. Dilsaver is a certified public accountant and earned her Bachelor of Science in accounting from California State University- Hayward. She also completed the Stanford Senior Executive Program. We believe Ms. Dilsaver’s extensive financial industry experience and considerable experience serving as a director of companies in a variety of businesses will make her a valuable member of our Board.

Nick Prickel is expected to join our Board prior to the completion of this offering. Mr. Prickel joined Vista in 2012 and is currently a member of the private equity Flagship team. Mr. Prickel currently sits on the boards of Applause, Gainsight, iCIMS, and Smartbear and works with the firm’s investments in Applause, Jamf, Knowbe4, and Lucid. He was actively involved with Vista’s investments in Aderant, Advanced, Aptean, BigMachines, DealerSocket, Granicus, Greenway Health and Social Solutions. From January 2015 to June 2016, Mr. Prickel worked for Aptean as the Director of Strategic Operations, where he helped lead the company’s acquisition and operational integration of multiple acquisitions. Prior to joining Vista, Mr. Prickel worked at Rothschild in New York from July 2010 to June 2012. While at Rothschild, Mr. Prickel provided advisory services to technology and industrial companies on a broad range of transactions including mergers, acquisitions, financings and other corporate strategic activities. Mr. Prickel earned his B.S. in Biomedical Engineering and Economics, summa cum laude, from Washington University in St. Louis. We believe Mr. Prickel’s previous board experience as well as his experience in the areas of corporate strategy, technology, finance and private equity will make him a valuable member of our Board.

Gwen Reinke is expected to join our Board prior to the completion of this offering. Ms. Reinke joined Vista in 2014 and is the Managing Director and Chief Compliance Officer, overseeing the firm’s global regulatory and compliance functions along with oversight of internal firm legal matters, including fund formation and

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fundraising. Ms. Reinke sits on the board of PowerSchool (NYSE: PWSC), a Vista portfolio company, and is also a member of the Board of Governors of the Investment Adviser Association in Washington, D.C. Prior to Vista, Ms. Reinke served as Partner, General Counsel, Chief Compliance Officer, and Associate General Counsel at Blum Capital Partners where she reported to the firm’s Chairman and had broad responsibility for all legal and regulatory matters, including overseeing the legal aspects of the firm’s investment and real estate transactions. Prior to joining Blum Capital, Ms. Reinke worked for Senator Dianne Feinstein during her initial U.S. Senate campaign and Senate term overseeing the campaign’s financial and administration functions. Ms. Reinke has held additional finance positions, including Director of Finance for Blum Capital, Corporate Controller for USL Capital, Manager of Financial Reporting for Charles Schwab Corporation and started her career in the audit department at Deloitte and Touche. Ms. Reinke earned a B.A. in Business Economics from the University of California at Los Angeles and a J.D., cum laude, from the University of San Francisco School of Law. Ms. Reinke is a member of the State Bar of California and is also a Certified Public Accountant (inactive). We believe Ms. Reinke is qualified to serve as a member of our Board because of her experience in the areas of law and compliance.

Monti Saroya is expected to join our Board prior to the completion of this offering. Mr. Saroya joined Vista in 2008 and is Co-Head of the Vista Flagship Fund and sits on its Investment Committee. Additionally, Mr. Saroya serves as a member of Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction, and Vista’s Private Equity Management Committee, the firm’s decision-making body for matters affecting Vista’s overall private equity platform. He currently sits on the boards of Vista portfolio companies Advanced, Allvue Systems, Apptio, Cvent, Finastra, Gainsight, iCIMS, Infoblox, Mindbody, Pipedrive, Pluralsight, PowerSchool (NYSE: PWSC), TIBCO and Xactly, and is actively involved in the firm’s investments in Jio, Olive and Vivid Seats. Mr. Saroya was also actively involved in the firm’s investments in Marketo, SumTotal, The ACTIVE Network, Turaz, Transfirst and Zywave. Mr. Saroya previously served on the boards of Omnitracs and Aspira from April 2020 to June 2021 and August 2018 to April 2021, respectively. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities, where he provided research for buy-side clients on public on-demand (SaaS) companies. Mr. Saroya previously worked as an associate for the enterprise software/applications team. Before his time with JMP, Mr. Saroya worked for Siebel Systems in a sales capacity for the CRM On Demand division. Prior to Siebel, Mr. Saroya worked for Cisco Systems in various operations roles. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity make him a valuable member of our board. Mr. Saroya’s experience in the areas of corporate strategy, technology, finance and private equity will make him a valuable member of our Board.

Jonathan Yaron is expected to join our Board prior to the completion of this offering. Mr. Yaron currently serves as Chief Executive Officer and Chairman of the board of directors of Accellion, Inc. Mr. Yaron also currently serves as a senior enterprise software adviser for Baring Private Equity Asia and President and CEO of JY Investments, positions he has held since May 2015 and November 2007, respectively. Mr. Yaron has over 25 years of enterprise software industry experience as well as extensive strategic and operational expertise. Prior to joining Accellion, Inc., Mr. Yaron was founder, Chief Executive Officer and Chairman of Enigma Inc., a service lifecycle management company from 1992 to 2013. Mr. Yaron currently serves on the board of directors of CybeReady Ltd. Mr. Yaron previously served on the board of directors for Covisint from August 2016 to July 2017. Mr. Yaron was previously an officer in the Israeli Intelligence Unit 8200 for more than five years. Mr. Yaron received a degree in economics and management and a specialization in operation research from Tel Aviv University. We believe Mr. Yaron is qualified to serve as a member of our Board because of his extensive experience in the areas of corporate strategy, technology and cyber.

Family Relationships

There are no family relationships between any of our executive officers, directors or director nominees.

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Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of                  directors. Upon completion of this offering, our chair of the Board will be                 . Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be                 ,                  and                  and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be                ,                  and                  and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be                 ,                  and                  and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of our Board. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of members of our Board. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more, in the aggregate, of the total number of shares of our common stock then outstanding. If Vista’s aggregate beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock entitled to vote thereon.

In addition, at any time when Vista has the right to designate at least one nominee for election to our Board, Vista will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. The listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has also determined that                 ,                  and                  meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with Vista and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Vista will continue to control a majority of the voting power in us. As a result, we will be a “controlled company.” Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

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•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date.

Following this offering, we expect to have                  independent directors, of whom qualify as independent for Audit Committee purposes. Accordingly, we intend to rely on the controlled company exemption upon completion of this offering because our Board will not be comprised of a majority of independent directors, and our Compensation Committee and our Nominating and Corporate Governance Committee will not be comprised of entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

At such time as we are not a “controlled company” under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the NYSE.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee

*	Denotes director nominee

Audit Committee

Following this offering, our Audit Committee will be composed of                  and                 , with                  serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and the NYSE, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that                  and                  meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Our Board has determined that

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                 is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the NYSE. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	discussing on a periodic basis, or as appropriate, with management, our policies, programs and controls with respect to risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing and discussing with management our earnings releases and scripts;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	reviewing management’s report on its assessment of the effectiveness of internal control over financial reporting and any changes thereto;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt, retention, follow-up and resolution of accounting, internal controls or auditing matters, complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing and assessing annually treasury functions including cash management process;

•	investigating any matters received, and reporting to our Board periodically, with respect to ethics issues, complaints and associated investigations;

•	reviewing the audit committee charter and the committee’s performance at least annually;

•	consulting with management to establish procedures and internal controls relating to cybersecurity; and

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of                  and                 , with                  serving as chairman of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

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•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the NYSE rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Vista and Baring under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement”, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

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EXECUTIVE COMPENSATION

The following discussion and analysis of our executive compensation philosophy and our compensation-setting process, our executive compensation program components, and the decision made for compensation in respect of the fiscal year ended March 31, 2022 for our named executive officers should be read together with the compensation tables and related disclosures set forth below. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Overview

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended March 31, 2022 (which we refer to as our “fiscal 2022”) that we provided to each person who served as our principal executive officer or principal financial officer during fiscal 2022 and our three other most highly compensated executive officers employed at the end of fiscal 2022, all of whom we refer to collectively as our “named executive officers.”

Our named executive officers for the fiscal year ended March 31, 2022 were as follows:

•	Darko Dejanovic, Chief Executive Officer;

•	Ron Rogozinski, Chief Financial Officer, Treasurer, and Assistant Secretary;

•	Jing Liao, Chief Administration Officer;

•	John Suchecki, Chief Information and Technology Officer; and

•	David Babin, General Counsel and Corporate Secretary.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to this offering, we were a privately held company. As a result, most, if not all, of our prior compensation policies and determinations, including those made for fiscal 2022, have been the product of negotiations between the named executive officers and our Board, and have been based on a variety of informal factors including our financial condition and available resources, our need for that particular position to be filled, and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, to align the interests of our named executive officers with our stockholders through our initial public offering process and beyond, the compensation packages we offered to our named executive officers, in most cases, contain significant equity compensation components and include performance vesting targets that are tied to the development of our business as measured by, among other metrics, our growth and valuation.

Compensation Philosophy and Strategy

Following the completion of this offering, the compensation and nominating committee of our Board (which we refer to as the “Compensation Committee” in this Compensation Discussion and Analysis) will review and approve the compensation of our named executive officers and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis, and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal 2022 is not necessarily indicative of how we will compensate our named executive officers following this offering.

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As a privately held company, the total compensation package for our named executive’s officers in fiscal 2022 consisted primarily of a combination of base salary, annual bonuses, and long-term incentives. Our executive compensation program is defined to achieve the following objectives:

•	pay appropriately for each named executive officer’s role, responsibilities, competencies, and achievements, as well as for overall corporate results;

•	provide compensation that is sufficiently competitive with companies with which we compete for executive talent to attract and retain high-quality executive officers;

•

align the interests of our named executive officers and our stockholders through the use of a mix of compensation elements (base salary, annual bonuses, and long-term incentives) that support our missions and encourage achievement of our business goals, support short-term initiatives, and drive long-term success;

•	link a significant portion of our named executive officer’s compensation to objective measures of corporate performance and individual or team development and achievement;

•

subject meaningful amounts of compensation to equity returns to ensure that the amount of compensation actually realized by our named executive officers rises or falls as our stockholders’ return rises or falls;

•	motivate our named executive officers to deliver results at or above our short- and long-term plan targets; and

•	reinforce a culture of accountability and excellence.

We operate in rapidly evolving and highly competitive markets. To be successful, we have strived to create an executive compensation program that is designed to motivate, reward, attract, and retain high-caliber leaders. As we evolve, we intend to continue to work to align our overall executive compensation philosophy and program with those of leading U.S.-based publicly traded companies, while retaining necessary measures of flexibility to ensure that our executive compensation philosophy is aligned with our stated compensation philosophy of providing compensation commensurate with performance.

Setting Compensation

Role of Our Board and Named Executive Officers

Historically, our Board has been responsible for overseeing our executive compensation program, including reviewing recommendations from our Chief Executive Officer as to the form and amount of compensation to be paid or awarded to certain of our named executive officers. As a privately held company, our compensation policies and determinations have been the product of negotiations between our Board and named executive officers, and considerations of a variety of informal internal factors as well as external factors, such as the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. As a result, our Board historically has applied its subjective discretion to make compensation decisions and did not formally benchmark our executive compensation against a particular set of comparable companies or use a set of formulas to set the compensation for our named executive officers in relation to survey date.

Following completion of this offering, our Board will continue to be responsible for generally overseeing our Compensation Committee, and the Compensation Committee will assume more direct responsibility for individual executive compensation decisions, including evaluating and managing our executive compensation philosophy and strategy. The Compensation Committee will meet outside the presence of all of our named executive officers to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation Committee will meet outside the presence of all named executive officers except our Chief Executive Officer. Going forward, our Chief Executive Officer will review annually each other named executive officer’s performance with the Compensation Committee and recommend appropriate compensation for all of our other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of the objectives described above, the Compensation Committee will approve (or, if

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applicable, make recommendations to our Board regarding the adoption and approval of) our cash-based and equity-based incentive compensation plans, programs, and arrangements for our executive officers. Our Compensation Committee will also periodically review the selection of companies in our peer group for purposes of benchmarking executive officer and non-employee director compensation programs and will oversee annual reviews of the individual and corporate goals, and objectives applicable to the compensation of our named executive officers.

Role of Compensation Consultant

We did not engage a compensation consultant in determining pay actions in advance of fiscal 2022. Prior to this offering, we retained a national independent compensation consulting firm to advise on aligning our overall executive compensation philosophy and strategy with those of leading U.S. publicly traded companies. Following this offering, we expect that a national independent compensation consulting firm will continue to advise our Board and Compensation Committee with respect to our executive compensation matters.

Benchmarking

Our Board does not currently use benchmarking or peer group analysis in making compensation decisions. Following this offering, however, we intend to work with a national independent compensation consulting firm to position pay based on a variety of factors, including market data for executive compensation drawn from our peer group, which we expect to include other U.S.-based publicly traded companies in related industries and other companies that share similar business dynamics with us.

Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of both corporate and individual performance measures for annual bonuses, together with the equity compensation programs for executive officers, which include multi-year vesting schedules for equity awards, encourages employees to maintain both a short- and a long-term view with respect to Company performance.

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Principal Elements of Compensation

Our compensation philosophy and strategy are supported by the following elements in our executive compensation program:

Element	Form	Purpose
Base salary	Cash (Fixed)	We provide base salary as a fixed source of compensation for our named executive officers for their day-to-day responsibilities, allowing them a degree of certainty in the face of working for a privately-held company. Base salary generally reflects each named executive officer’s relative experience in his or her role and our expectations for their respective contributions to our growth. We consider their experience, skills, knowledge, past performance, and responsibilities in determining their base salaries. Other factors considered include the complexity and scope of the named executive officer’s expanded role, ability to replace the executive, and the base salary at the executive’s prior employment.

Annual cash incentives	Cash (Variable)	To provide an incentive to achieve annual corporate financial goals (Solera consolidated revenue and Solera consolidated Adjusted EBITDA), as well as individual objectives, our Board believes that continuous execution against financial goals and individual objectives will result in the creation of sustained stockholder value over time. The amount of the bonus is based upon the satisfaction of such pre-established corporate performance metrics and may be adjusted upwards or downwards based on individual performance in the sole discretion of our Chief Executive Officer.

Long-term incentives	Equity (Variable)

As a privately held company, we have historically used equity incentives as the key component of our total compensation package for our named executive officers. Consistent with our compensation philosophy and strategy, we believe this approach has allowed us to attract and retain the highest level of talented and experienced executive officers and aligned their incentives with the long-term interests of our Company and stockholders.

We use awards of stock options as the principal method of providing long-term incentive compensation under the Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan (which we refer to as the “2016 Plan”). The 2016 Plan was assumed by Solera Global Corp. In determining the form, size, and material terms of the equity awards, our Board customarily considered, among other things, each named executive officers’ role relative to others at the Company, individual performance, and the determination of our Chief Executive Officer.

We provide health, dental, vision, life, and disability insurance benefits to our named executive officers that are generally consistent with those provided to all other eligible U.S. employees. Our named executive officers may also participate in our broad-based 401(k) plan, which provides a company match or discretionary contribution. We also provide post-termination benefits, including severance and retirement benefits to our named executive officers. The terms and conditions of employment for each of our named executive officers (except our Chief Executive Officer) are set forth in written employment agreements. For a summary of the material terms and conditions of these agreements, see “—Employment Agreements” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of March 31, 2022, see “—Potential Payments upon Termination or Change in Control.”

Compensation Mix

We utilize the particular elements of compensation described above because we believe that it provides a well-proportioned mix of secure compensation, retention value, and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we provide our named executive officers a measure of security in the minimum expected level of compensation, while motivating them

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to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for the named executive officers and the stockholders, as well as reducing the risk of recruitment of our top executive talent by others.

The mix of compensation elements varies based on the named executive officer’s position and responsibilities. We believe this pay-for-performance approach aligns the interests of our named executive officers who provide services to us with those of our stockholders. Our executive compensation programs are designed to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interests with those of our stockholders and to reward success in reaching such goals. Maintaining this pay mix results fundamentally in a pay-for-performance orientation for our named executive officers, which is aligned with our stated compensation philosophy of providing compensation commensurate with corporate performance and stockholder value.

Compensation Policies

Our policies are in line with our compensation philosophy, strategy, and good corporate governance standards:

•

Our executive compensation program is designed to align with our long-term business strategy and places a significant amount of weight on variable pay, which is dependent on the achievement of rigorous financial and individual performance hurdles;

•	We do not provide excise tax gross-ups in the event of a change in control; and

•	We do not provide supplemental pensions or extraordinary perquisites.

Secondment Agreement with Mr. Dejanovic

Mr. Dejanovic replaced Jeffrey R. Tarr, our former chief executive officer who stepped down effective as of November 5, 2019, pursuant to a Secondment Agreement, among us, Mr. Dejanovic, and Vista Equity Partners Management, LLC (which we refer to as “Vista Management”), effective as of November 5, 2019, as amended by (i) that First Amendment to Secondment Agreement, dated as of April 30, 2020 and (ii) that Second Amendment to Secondment Agreement, dated as of May 26, 2022 (which we collectively refer to as the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. Prior to the consummation of this offering, it is expected that Mr. Dejanovic will become an employee of the Company, will cease to be an employee of Vista Management, and the Secondment Agreement will be terminated.

Elements of Compensation

Base Salary

Our Board reviews and determines base salary levels and potential changes on an as-needed basis. For fiscal 2022, the Board set the initial base salary for Ms. Liao in July of 2022. The base salaries for our other named executive officers did not change in fiscal 2022. The base salary for each of the named executive officers during fiscal 2022 was as follows:

Named Executive Officer	Fiscal 2022 Base Salary
Darko Dejanovic	$1,500,000
Ron Rogozinski	$275,000
Jing Liao	$550,000
John Suchecki	$375,000
David Babin	$400,000

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Our Board believes that the base salaries appropriately reflect each named executive officer’s relative experience, skills, knowledge, past performance, and responsibilities. In setting base salaries, our Board has historically, in consultation with the Chief Executive Officer for all executive officers other than the Chief Executive Officer, taken into consideration our overall financial and operating performance in the prior year, our company-wide target for base salary increases for all employees, competitive salary information, inflation, changes in the scope of an executive officer’s job responsibilities, other components of compensation, and other relevant factors.

In accordance with the Secondment Agreement, the Company reimbursed Vista for $3.2 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits during the year ended March 31, 2022. Additionally, in connection with the Second Amendment to the Secondment Agreement, we agreed to reimburse Vista an additional $2.9 million in compensation expense paid by Vista Management to Mr. Dejanovic in respect to his period of service from April 1, 2020 through March 31, 2022.

Annual Cash Incentives

In addition to receiving base salaries, each of our named executive officers, other than Mr. Dejanovic, is eligible to receive an annual incentive payment each year pursuant to our annual bonus plan. Our annual bonus plan is designated to create a link between executive compensation and our annual performance and to reward the named executive officers when we meet our annual performance goals.

Historically, we have set target bonus amounts for our named executive officers on an annual basis, or at the commencement of a named executive officer’s hire. These amounts are usually expressed as an amount in cash determined on an individual basis as a percentage of base salary, which we felt was appropriate based on individual negotiations with each named executive officer and considering factors such as compensation opportunities that these executive officers were foregoing from their prior employees, the executive officer’s anticipated role critically relative to others at the Company, and the determination of our Chief Executive Officer.

Under our fiscal 2022 Annual Incentive Plan (which we refer to as the “Annual Incentive Plan”), the annual bonus reflects two sets of performance factors—corporate performance, consisting of revenue and Adjusted EBITDA, and individual performance. Our Board may, in its sole discretion, determine the funding of the Annual Incentive Plan based on our performance and require minimum and maximum levels of achievement of financial performance for our named executive officers to be eligible to receive any annual bonus. The actual amount of the bonus pool that is funded is determined by the Board based on the satisfaction of such pre-established corporate performance metrics. The allocation of the funded bonus pool among the participants may be adjusted upward or downward by our Chief Executive Officer in his sole discretion, based on each participant’s individual performance and taking into consideration of many strategic factors that may materially benefit the success of the company, subject to approval by our Board. Our Chief Executive Officer may grant an annual bonus to a participant even if the minimum company financial performance metrics are not achieved. In general, we consider our company goals for fiscal 2022 to have been challenging, but achievable. The Board will determine the overall Company financial performance under the Annual Incentive Plan for fiscal 2022 in fiscal 2023. Our Chief Executive Officer will then assess the performance of our named executive officers, other than our Chief Executive Officer, on an individual and collective basis, based upon their contributions to the success of our operational, financial, and product strategy transformation activities during fiscal 2022. These individual performance assessments will then be reviewed and ratified by the Board. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for more information regarding our calculation of Adjusted EBITDA.

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For fiscal 2022, the target incentive payout amounts and actual bonus payment amounts for each of the named executive officers, other than Mr. Dejanovic, were as follows:

Named Executive Officer	Annual Incentive Target (% of Base Salary)	Base Salary ($)	Bonus Amount Earned ($)(1)
Darko Dejanovic	—	—		—
Ron Rogozinski	50%	$275,000	$
Jing Liao	100%	$550,000	$
John Suchecki	40%	$375,000	$
David Babin	55%	$400,000	$

(1)	The amounts reported in this column represent annual incentive bonuses payable for fiscal 2022 under the Annual Incentive Plan, which have not yet been determined.

For Mr. Dejanovic, his annual bonus opportunity from Vista is $1,500,000, consisting of an annual target bonus of $750,000 and an annual stretch bonus of $750,000, each of which is calculated and paid on a calendar year basis.

Sign-On Bonus

In connection with Ms. Liao commencing employment with Solera Holdings, Inc., we agreed to provide her with a signing bonus payment of $4,713,750 on June 18, 2021 and an additional one-time bonus payment of $300,000 in December of 2021, in each case, subject to her continued employment with us through the applicable payment dates, the final cash payment of which has been provided.

Long-Term Incentives

Our Board believes that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our Board believes that equity-based compensation awards enable us to attract, motivate, retain, and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of stock options (which we refer to as “Options) pursuant to the 2016 Plan and one or more underlying award agreements and, in the case of Ms. Liao, restricted stock units (which we refer to as “RSUs”) pursuant to the 2016 Plan and one or more underlying award agreements.

In general, each named executive officer (other than Ms. Liao) was provided with an equity grant in the form of Options when he joined the Company and in the form of RSUs for Ms. Liao based upon his or her position with us and his or her relevant prior experience. Equity grants have historically been a product of negotiations between the named executive officers and our Board and based on a variety of informal internal factors, including our financial condition and available resources, as well as external considerations, such as the competitive market equity grant size for corresponding positions with comparable geographic areas and companies of similar size and stage of development in our industry. Our Board also considers the named executive officer’s current position with the Company, the size of his total compensation package, and the amount of existing vested and unvested equity awards, if any, then held by the named executive officer. No formal benchmarking efforts are made by our Board with respect to the size of equity grants made to our named executive officers. We anticipate that upon completion of this offering, our Compensation Committee will, subject to approval by our Board as deemed necessary by the Compensation Committee, determine the size and terms and conditions of equity grants to our named executive officers in accordance with the terms of the 2022 Omnibus Incentive Plan (which we refer to as the “2022 Plan”).

The RSUs granted to Ms. Liao in fiscal 2022 vest as to 8.33% of the RSUs at the end of each three month period following the date of grant over a three year period, subject to Ms. Liao’s continued service with us

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through each applicable vesting date. Vested RSUs are settled for shares of Common Stock within 30 days of the applicable vesting date. If Ms. Liao’s employment terminates without “cause”, by Ms. Liao for “good reason”, or due to Ms. Liao’s death or disability, the RSUs that would have vested during the 12-month period immediately following the date of such termination of employment had she remained employed with us during such period will vest.

In addition, Ms. Liao received an award of vested shares of Common Stock in fiscal 2022. If an “initial public offering” or a “spac transaction” (each, as defined in the award agreement) does not occur by October 31, 2022 and Ms. Liao has not resigned for any reason prior to such date, then Ms. Liao has the right to require us to repurchase up to 50% of the vested shares of Common Stock held by her at a price per share equal to $3,000 per share. Ms. Liao exercised this right and the Company, following our Board’s approval, repurchased 1,624.25 vested shares of Common Stock on October 31, 2022 at a price per share equal to $3,000 per share.

Historically, 47% of the Options granted to our named executive officers in fiscal 2019 are subject to time-based vesting criteria (which we refer to as “Service Options”), 20% of the Options are subject to performance-based vesting criteria (which we refer to as “Value Options”), and 33% of the Options are subject to stretch performance-based vesting criteria (which we refer to as “Stretch Value Options”). Specifically, (i) the Service Options vest as to 25% of the Service Options on the date of grant or a specified vesting commencement date, with an additional 4.6875% vesting on the last day of each calendar quarter over the subsequent four years, (ii) the Value Options vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a threshold total equity return multiple level is achieved, and (iii) the Stretch Value Options vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a target total equity return multiple is achieved, in each case, subject to our named executive officer’s continued service with the Company.

In addition, 50% of the Options granted to our named executive officers in fiscal 2021 are Service Options, 25% of the Options are subject to performance-based vesting criteria (which we refer to as “Return Target Options”), and 25% of the Options are subject to quarterly performance-based vesting criteria (which we refer to as the “Value Creation Options”). Specifically, (i) the Service Options vest as to 25% of the Service Options on the first anniversary of the date of grant, with an additional 6.25% vesting on the last day of each calendar quarter over the subsequent three years, (ii) the Return Target Options vest 50% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, but less than a higher specified amount, and 100% vest upon Vista’s achievement of a total equity return multiple equal to or greater than the higher specified amount, and (iii) the Value Creation Options vest if the Adjusted EBITDA for the 12-month period ending on the last day of a quarter equals or exceeds the trailing 12-month Adjusted EBITDA target, in each case, subject to our named executive officer’s continued service with the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for more information regarding our calculation of Adjusted EBITDA. The Service Options granted to Mr. Dejanovic in fiscal 2021 vested as to 12.5% of the Service Options on the date of grant, and the balance of the Service Options will vest as to an additional 6.25% of the Service Options on the last day of each calendar quarter thereafter, starting on July 31, 2020, subject to Mr. Dejanovic’s continued service with the Company.

The maximum term of the Options is ten years following the date of grant. Subject to certain exceptions set forth in the applicable award agreement, unvested Options will automatically expire upon the date of a grantee’s termination of employment. Vested Options will generally expire six months following the termination of a grantee’s employment by the Company without cause, by the grantee for good reason, or due to a grantee’s death or disability, and 90 days following the termination of a grantee’s employment for any other reason (other than for cause). All options (vested and unvested) will be forfeited upon a termination of the grantee’s employment for cause.

The combination of time-based and performance-based vesting of the Options is designed to compensate executive officers for long-term commitment to us, while motivating sustained increases in our financial performance and helping ensure the stockholders have received an appropriate return on their invested capital.

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In June of fiscal 2022, in connection with recognition of their performance in implementing the Company’s operational and financial transformation restructuring activities, as well as the acquisition of Omnitracs and DealerSocket, the Company, following our Board’s approval, (a) accelerated the vesting of 100% of the named executive officers’ unvested Value Options, Return Target Options and Value Creation Options and (b) repurchased 50% of such named executive officers’ vested Value Options, Return Target Options and Value Creation Options and a portion of the vested Service Options, in each case, at the then fair market value (less the applicable exercise price and any applicable tax withholding). This acceleration and repurchase was designed to reward and provided a limited amount of liquidity to our named executive officers for their contributions to the Omnitracs Acquisition. In addition, in October 2022, our Board approved the repurchase of up to 50% of vested Options held by the named executive officers at a price per share equal to $3,000 per share. The Company repurchased 50% of the vested Options held by the named executive officers on October 31, 2022 at a price per share equal to $3,000 per share.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Mr. Dejanovic did not participate in any benefit plans sponsored by the Company during fiscal 2022. Instead, he received a standard complement of benefits from Vista Management.

Other Practices, Policies, and Guidelines

Employment Agreements with Named Executive Officers

Solera Holdings, Inc. has entered into employment agreements or offer letters, as applicable, with each of our named executive officers (except Mr. Dejanovic), that memorialize each executive’s base salary, target bonus opportunity, and eligibility to participate in our benefit plans generally. In addition to the key terms summarized below, Mr. Suchecki’s employment agreement provides for certain severance benefits upon a resignation by such named executive officer for “good reason” or upon a termination of employment by the Company without “cause” and Messrs. Rogozinski’s and Babin’s offer letters provide for certain severance benefits upon a termination of employment by the Company without “cause.” The employment agreement for Ms. Liao does not provide for any severance payments or benefits upon any termination of employment. See “—Potential Payments upon Termination or Change in Control—Employment Agreements and Offer Letters” below for more details regarding the severance benefits that each named executive officer is eligible to receive.

Each named executive officer (except Mr. Dejanovic and Ms. Liao) is party to an Employee Proprietary Information Agreement, which provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of intellectual property, and (iii) non-solicitation and non-hire of employees or consultants during his employment period and for a period of 12 months following termination of such employment. In addition, Mr. Rogozinski is party to a Non-Competition and Non-Solicitation Agreement, which provides for the following restrictive covenants: (A) a non-competition covenant during his employment period and for a period of 12 months following termination of such employment, (B) non-solicitation of employees and customers during his employment period and for a period of 12 months following termination of such employment, and (C) a non-disparagement covenant during his employment and for a period of two years following termination of such employment. Ms. Liao is party to an Employment and Restrictive Covenants Agreement, which provides for the following restrictive covenants: (i) perpetual confidentiality, (ii) assignment of intellectual property, (iii) a perpetual non-disparagement covenant, (iv) a non-competition covenant during her employment period, and (v) non-solicitation of employees and customers during her employment period and for a period of 24 months

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following termination of such employment. Mr. Babin’s offer letter provides for the following restrictive covenants: (a) perpetual confidentiality and (b) a non-competition covenant during his employment period and for a period of 12 months following termination of such employment.

As described above, we entered into a Secondment Agreement with Vista Management. We currently reimburse Vista for 95% of the annual base salary, bonus, and benefits Vista provides to Mr. Dejanovic.

Retirement Benefits

We do not have any special executive retirement plans. We sponsor a tax-qualified employee savings and retirement plan, or 401(k) plan, which covers most employees in the U.S. who satisfy certain eligibility requirements relating to minimum age and length of service.

Stockholders Say-on-Pay and Say-on Frequency Vote

Our stockholders will have their first opportunity to cast an advisory vote to approve our named executive officers’ compensation at our next annual meeting of stockholders and to determine the frequency of these advisory votes. In the future, we intend to consider the outcome of the say-on-pay and say-on-frequency votes when making compensation decisions regarding our named executive officers.

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Compensation Program Following this Offering

We believe that, following this offering, we will have more flexibility in designing compensation programs to attract, motivate, and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance in relation to a comparator group in the form of publicly traded equity. Accordingly, as described below in “—2022 Omnibus Incentive Plan,” we expect the 2022 Plan to be more suitable for a public company.

While we are still in the process of determining specific details of the compensation program that will take effect following this offering, it is anticipated that our compensation program following this offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

2022 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the 2022 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2022 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other share-based awards, other cash-based awards, substitute awards, and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2022 Plan is based on the form we anticipate will be adopted, but since the 2022 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2022 Plan once adopted, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its approval by our Board and adoption by our stockholders, we will reserve                  shares of our Class A common stock (referred to as “our common stock” for purposes of this 2022 Plan description) for issuance under the 2022 Plan. The share reserve will automatically increase on                  of each year by                 % of the number of shares outstanding on                  of the preceding calendar year. In addition, the following shares of our common stock will again be available for grant or issuance under the 2022 Plan:

•	shares subject to awards granted under the 2022 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2022 Plan that otherwise terminate without shares being exercised;

•	shares subject to awards granted under the 2022 Plan issued in assumption of, or in substitution for, outstanding awards granted by an acquired entity; and

•	shares surrendered, cancelled or exchanged for cash, including shares surrendered to pay the exercise price or withholding taxes associated with the award.

Administration

The 2022 Plan will be administered by our Compensation Committee. The Compensation Committee has the authority to construe and interpret the 2022 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2022 Plan may be made subject to “performance goals” and other terms.

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Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2022 Plan. The Compensation Committee will determine who will receive awards, and the terms and conditions associated with such award. As of                 , 2022, there were approximately                  active employees and no consultants who would be eligible to participate in the 2022 Plan. Our independent directors will also be eligible to participate in the plan following the consummation of this offering.

Term

The 2022 Plan will terminate on the tenth anniversary of the earlier of (a) the date on which the Board approves the 2022 Plan and (b) the date on which our stockholders approve the 2022 Plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2022 Plan authorizes the award of stock options, stock appreciation rights, restricted shares, performance awards and other share-based and cash-based awards. An aggregate of                  shares of our common stock will be available for issuance under awards granted pursuant to the 2022 Plan. For stock options that are intended to qualify as incentive stock options (which we refer to as “ISOs”), under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be                 .

Stock Options

The 2022 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, non-employee directors and consultants. The exercise price of each option to purchase our shares of common stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation Committee determines. The maximum term of options granted under the 2022 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the fair market value of shares of our common stock on the date that the stock appreciation rights were granted. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation Committee in its discretion.

Restricted Stock

The Compensation Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation Committee. The Compensation Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions, the satisfaction of a time-based vesting schedule and/or other criteria.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. The Compensation Committee may require the forfeiture of these awards prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

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Other Share-Based and Cash-Based Awards

The Compensation Committee may grant other share-based and cash-based awards to participants in amounts and on terms and conditions determined by it in its discretion. Share-based and cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2022 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation Committee. Unless otherwise restricted by our Committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee. The Compensation Committee may determine that non-ISOs may be transferred to certain family members of an optionee, on terms and conditions specified by the Compensation Committee. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee.

In the event of a change of control (as defined in the 2022 Plan), the Compensation Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the fair market value of each share of common stock subject to such award as of the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

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Summary Compensation Table

The following table sets forth the compensation award to, earned by, or paid to our named executive officers during fiscal 2022.

Name and Principal Position	Year	Salary (1)	Bonus (2)		Option Awards (3)	Stock Awards (4)	Non-Equity Incentive Plan Compensations (5)	All Other Compensation (6)	Total
Darko Dejanovic	2022	$1,500,000	$1,500,000		$—	$—	$—	$—	$3,000,000
Chief Executive Officer	2021	$1,500,000	$1,500,000		$15,541,750	$—	$—	$—	$18,541,750
Ron Rogozinski	2022	$275,000	$—		$—	$—	$—	$60,869	$335,869
Chief Financial Officer, Treasurer, and Assistant Secretary	2021	$275,001	$350,000	(7)	$666,075	$—	$250,000	$34,749	$1,575,825
Jing Liao	2022	$408,270	$5,013,750		$—	$10,370,335	$—	$52,056	$15,844,411
Chief Administration Officer	2021	$—	$—		$—	$—	$—	$—	$—
John Suchecki	2022	$380,769	$—		$—	$—	$—	$46,761	$427,530
Chief Information Officer	2021	$272,596	$—		$3,552,400	$—	$250,000	$10,587	$4,085,583
David Babin	2022	$400,000	$—		$—	$—	$—	$55,611	$455,611
General Counsel and Corporate Secretary	2021	$393,522	$—		$333,038	$—	$250,000	$36,153	$1,012,713

(1)

The amounts reported in the “Salary” column are the salaries actually paid to the named executive officers (other than Mr. Dejanovic) for fiscal 2021 and fiscal 2022. During fiscal 2021 and fiscal 2022, Mr. Dejanovic was employed by Vista and seconded to Solera. Vista paid Mr. Dejanovic’s $1,500,000 annual base salary, equivalent to what Mr. Dejanovic’s base salary at Solera is expected to be on a go forward basis, and Mr. Dejanovic participated in various benefit plans through Vista. We reimbursed Vista for 95% of Mr. Dejanovic’s base salary and for 100% of his monthly benefit premiums that were paid by Vista, in each case during the term of Mr. Dejanovic’s service to Solera. For fiscal 2021 and fiscal 2022, we reimbursed $1,460,424.60 to Vista and we expect to reimburse Vista for a similar amount in respect of fiscal 2022. In fiscal 2022, Ms. Liao’s salary was prorated for her partial year of service.

(2)

For Ms. Liao, this amount represents the value of her $4,713,750 signing bonus paid to her on June 18, 2021 and an additional one-time bonus payment of $300,000 paid to her in December of 2021. For Mr. Dejanovic, the amounts reported in the “Bonus” column represent the amount of his bonus from Vista earned during Vista’s fiscal year ended December 31, 2020 and December 31, 2021, equivalent to what Mr. Dejanovic’s bonus opportunity at Solera is expected to be on a go forward basis. We reimbursed Vista $1,425,000 on June 4, 2021, representing 95% of the bonus paid to Mr. Dejanovic in respect of fiscal 2021 and we expect to reimburse Mr. Dejanovic for a similar amount of the bonus paid to Mr. Dejanovic in respect of fiscal 2022. The discretionary component of the annual bonus for fiscal 2022 under the Annual Incentive Plan is expected to be determined by the Board in August or September of 2022.

(3)

No Options were granted to any of our named executive officers in fiscal 2022. For fiscal 2021, the amounts reported in the “Option Awards” column represent the aggregate grant date fair values of Options granted during fiscal 2021, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts for fiscal 2021, see Note 13, “Share-Based Compensation,” to the historical consolidated financial statements included elsewhere in this prospectus. The maximum grant date fair value for performance-based Options granted in fiscal 2021 if the performance-based Options vested at their maximum level is as follows: Mr. Dejanovic, $6,294,750; Mr. Rogozinski, $269,775; Mr. Davies, $1,798,500; Mr. Suchecki, $1,438,800; and Mr. Babin $134,888. See “Executive Compensation—Elements of Compensation—Long-Term Incentive” for more information regarding the fiscal 2022 Option repurchases.

(4)	Represents the aggregate grant date fair values of awards of RSUs and fully vested Common Stock granted to Ms. Liao in fiscal 2022, computed in accordance with FASB ASC Topic 718.
(5)

The amounts reported in this column represent annual incentive bonuses payable for fiscal 2021 under the Annual Incentive Plan. We expect the annual incentive bonuses payable for fiscal 2022 under the Annual Incentive Plan to be paid during September of fiscal 2023.

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(6)	All Other Compensation for the fiscal year ended March 31, 2021 and March 31, 2022 consisted of the following:

Fiscal 2022 All Other Compensation Items	Darko Dejanovic (a)	Ron Rogozinski		Jing Liao		John Suchecki		David Babin
Medical, dental and vision insurance premiums	—	$9,127		$6,735		—		$9,082
Life insurance premiums	—	$191		$191		$357		$125
Short- and long-term disability premiums	—	$178		$133		$178		$178
Company 401(k) contributions	—	$10,092		$3,681		$10,092		$10,092
Misc/Other	—	$41,281	(b)	$41,316	(c)	$36,134	(d)	$36,134	(e)
Total all other compensation	—	$60,869		$52,056		$46,751		$55,611

(a)	Mr. Dejanovic did not participate in any benefit plans sponsored by the Company during fiscal 2022.
(b)	Represents the value of Mr. Rogozinski’s annual allowance ($36,134) and company physical examination ($5,147).
(c)	Represents the value of Ms. Liao’s annual allowance ($36,134) and company physical examination ($5,182).
(d)	Represents the value of Mr. Suchecki annual allowance ($36,134).
(e)	Represents the value of Mr. Babin’s annual allowance ($36,134).

(7)	For Mr. Rogozinski, the bonus amount reported reflects a $350,000 cash payment we made to Mr. Rogozinski on April 11, 2020 in consideration of foregone equity from his prior employer.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our named executive officers during fiscal 2022.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan			All Other Stock Awards; Number of Shares of Stock or Units (#)	Grant Date Fair Value Stock and Option Awards ($)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)
Darko Dejanovic	—	—	—	—	—	—
Ron Rogozinski	—	—	137,500	—	—	—
Jing Liao	July 22, 2022	—	550,000	—	2,241	5,655,858	(2)
	July 22, 2022				1,868	4,714,477	(3)
John Suchecki	—	—	150,000	—	—	—
David Babin	—	—	220,000	—	—	—

(1)

Represents potential payouts of non-equity incentive plan awards for fiscal 2022 as set forth in our Annual Incentive Plan. Actual amounts paid to our named executive officers (except Mr. Dejanovic) are disclosed in the Summary Compensation Table above under the heading “Non-Equity Incentive Plan Compensation.” There are no threshold levels applicable to our Annual Incentive Plan listed in this table, and none of our equity incentive plan awards contain maximum levels. Mr. Dejanovic is eligible to receive a bonus from Vista, of which Solera reimburses Vista for 95% of the amount. We reimbursed $1,425,000 to Vista on June 4, 2021 for the bonus that Vista paid to Mr. Dejanovic in respect of Vista’s fiscal year ended December 31, 2021.

(2)

Represents the aggregate grant date fair values of RSUs granted during fiscal 2022, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts for Fiscal 2022, Note 13, “Share-Based Compensation,” to the historical consolidated financial statements included elsewhere in this prospectus.

(3)

Represents the aggregate grant date fair value of vested Common Shares granted during fiscal 2022, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts for Fiscal 2022, Note 13, “Share-Based Compensation,” to the historical consolidated financial statements included elsewhere in this prospectus.

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Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding the outstanding equity awards held by our named executive officers as of March 31, 2022.

			Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable(1)	Number of Securities Underlying Unexercised Unearned Options(2)	Option Exercise Price	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4)
Darko Dejanovic	April 30, 2020	32,812.50	15,312,50	—	$1,267.28	April 30, 2030	—	—
Ron Rogozinski	June 27, 2018	3,291.91	195.09	2,922.00	$1,012.97	June 27, 2028	—	—
	July 28, 2020	1,171.50	937.50	—	$1,267.00	June 28, 2030	—	—
Jing Liao	July 22, 2021	—	—	—	—	—	1,867.5	$4,713,215
John Suchecki	June 23, 2020	6,500.00	4,500.00	—	$1,267.00	June 23, 2030	—	—
David Babin	June 27, 2018	1,215.91	72.09	1,079.00	$1,012.97	June 27, 2028	—	—
	June 23, 2020	609.13	421.88	—	$1,267.00	June 23, 2030	—	—

(1)

The Options disclosed in this column are Service Options that are subject to service-based vesting requirements as follows: (i) Service Options granted in the fiscal year ended March 31, 2019 (which we refer to as “fiscal 2019”) vest as to 25% of the Service Options on the date of grant or a specified vesting commencement date, with an additional 4.6875% vesting on the last day of each calendar quarter over the subsequent four years and (ii) with respect to all named executive officers other than Mr. Dejanovic, the Service Options granted in fiscal 2021 vest as to 25% of the Service Options on the first anniversary of the date of grant, with an additional 6.25% vesting on the last day of each calendar quarter over the subsequent three years, in each case, subject to our named executive officer’s continued service with the Company. In connection with recognition of their performance in implementing the Company’s operational and financial transformation restructuring activities, as well as the acquisition of Omnitracs and DealerSocket, our Board (a) accelerated the vesting of 100% of the named executive officers’ unvested Value Options, Return Target Options and Value Creation Options and (b) we repurchased (i) 50% of such vested Value Options, Return Target Options and Value Creation Options and (ii) a portion of the vested Service Options, in each case, at the then fair market value (less the applicable exercise price and any applicable tax withholding).

(2)

The Options disclosed in this column are Stretch Value Options granted in fiscal 2019 that vest 100% upon Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a target total equity return multiple is not achieved.

(3)

The stock awards disclosed in this column are RSUs that are subject to time-based vesting criteria, specifically the RSUs vest as to 8.33% of the RSUs at the end of each three month period following the date of grant over a three year period. Vested RSUs are settled for shares of Common Stock within 30 days of the applicable vesting date.

(4)	Represents the aggregate grant date fair values of the Common Shares underlying the RSUs, computed in accordance with FASB ASC Topic 718.

Option Exercises and Stock Vested

The table below sets forth certain information regarding the vesting of equity awards held by our named executive officers as of March 31, 2022. No Options were exercised by our named executive officers during Fiscal 2022.

Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Darko Dejanovic	21,875	27,496,875	—		—
Ron Rogozinski	3,337	4,815,788	—		—
Jing Liao	—	—	1,868	(2)	4,714,477.08
			373.75	(3)	942,643.04
John Suchecki	5,000	6,285,000	—		—
David Babin	1,373	1,954,606	—		—

(1)

In connection with recognition of their performance in implementing the Company’s operational and financial transformation restructuring activities, as well as the acquisition of Omnitracs and DealerSocket, our Board (i) accelerated the vesting of 100% of the named executive officers’ unvested Value Options, Return Target Options and Value Creation Options and (ii) repurchased (a) 50% of such named executive officers’ vested

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Value Options, Return Target Options and Value Creation Options, and (b) a portion of the vested Service Options, in each case, at the then fair market value (less the applicable exercise price and any applicable tax withholding). This acceleration and repurchase was designed to reward and provided a limited amount of liquidity to our named executive officers for their contributions to the Omnitracs Acquisition.
(2)	Ms. Liao was granted 1,868 shares of fully vested Common Stock in fiscal year 2022 with a per share value of $2,523.81.
(3)	186.75 of Ms. Liao’s RSUs vested on October 22, 2022 and an additional 186.75 of Ms. Liao’s RSUs vested on January 22, 2022. The RSUs were settled in Common Stock with a per share value of $2,853.10.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension plan sponsored by us during Fiscal 2022.

Nonqualified Deferred Compensation

None of our named executive officers participated in a nonqualified deferred compensation plan sponsored by us during Fiscal 2022.

Potential Payments upon Termination or Change in Control

We provide severance protections to our executive officers and change of control benefits for certain of our executive officers.

Employment Agreements and Offer Letters

The employment agreements for Mr. Suchecki provides that, upon a termination of the named executive officer’s employment by the Company without “cause” or by the named executive officer with “good reason,” each as defined therein, subject to his execution of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, the named executive officer is eligible to receive certain severance payments and benefits as described below. The offer letters for Messrs. Rogozinski and Babin provide that, upon a termination of the named executive officer’s employment by the Company without “cause,” as defined therein, subject to their execution of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, the named executive officer is eligible to receive certain severance payments and benefits as described below. For Messrs. Suchecki and Babin, such severance payments and benefits are as follows: (a) six months of base salary continuation and (b) for Mr. Suchecki, solely to the extent approved by the Board, a prorated bonus based on actual performance for the year in which such termination occurs. Mr. Rogozinski is eligible to receive a lump-sum payment in an amount equal to four months of his then current base salary. The employment agreement for Ms. Liao does not provide for any severance payments or benefits upon any termination of employment.

2016 Plan

Under the terms of the award agreements issued to our named executive officers under the 2016 Plan, Service Options and Value Creation Options granted to our named executive officers automatically vest in the event of a “change in control” of the Company (as defined in the 2016 Plan).

In connection with recognition of their performance in implementing the Company’s operational and financial transformation restructuring activities, as well as the acquisition of Omnitracs and DealerSocket, our Board accelerated the vesting of 100% of the named executive officers’ unvested Value Options, Return Target Options and Value Creation Options. The Stretch Value Options have an opportunity to vest in connection with a

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change in control based on Vista’s achievement of a total equity return multiple equal to or greater than a specified amount, with vesting based on a straight-line basis between 0% to 100% if a threshold total equity return multiple is achieved, in each case, subject to our named executive officer’s continued service with the Company through such change in control.

Upon a termination of employment or service with the Company due to a termination without “cause,” by the named executive officer with “good reason,” or due to the named executive officer’s death or disability (each such termination, a “Qualifying Termination”), (i) (A) the unvested Service Options granted in fiscal 2019 will be forfeited and (B) the Stretch Value Options granted in fiscal 2019 will vest using the fair market value of the Company on the date of termination, assuming a “wind up date” (as defined therein) occurs on date of termination, to determine the total equity return multiple, multiplied by a fraction, the numerator of which is the number of complete three-month anniversaries of the date of grant through the termination date, and the denominator of which is 20; (ii) the Service Options granted in fiscal 2021 that would have vested during the 12-month period immediately following the termination date had our named executive officers remained employed or engaged by the Company during such period will vest as of the termination date and (iii) the RSUs granted to Ms. Liao that would have vested during the 12-month period immediately following the termination date had Ms. Liao remained employed or engaged by the Company during such period will vest as of the termination date.

The following table sets forth quantitative information with respect to potential payments to each of the named executive officers upon termination in various circumstances, assuming termination on March 31, 2022. The amounts included in the table do not include amounts otherwise due and owing to each applicable named executive officer, such as salary or annual bonus earned to date, or payments or benefits generally available to all salaried employees of the Company.

	Benefit	Termination without Cause or for Good Reason(3)	After Change in Control— Termination w without Cause or for Good Reason(3)	Voluntary Termination	Death or Disability
Darko Dejanovic(1)	Cash Severance ($)(2)	—	—	—	—
	Equity Awards ($)	13,875,925	24,282,869	—	13,875,925
Ron Rogozinski	Cash Severance ($)(2)	91,667	91,667	—	—
	Equity Awards ($)	594,788	1,486,969	—	594,788
Jing Liao(1)	Cash Severance ($)(2)	—	—	—	—
	Equity Awards ($)	2,131,266	—	—	2,131,266
John Suchecki	Cash Severance($)(2)	187,500	187,500	—	—
	Equity Awards ($)	3,172,200	7,137,450	—	3,172,200
David Babin	Cash Severance ($)(2)	200,000	200,000	—	—
	Equity Awards ($)	297,394	669,136	—	297,394

(1)	Mr. Dejanovic and Ms. Liao are not entitled to any severance payments or benefits upon his or her termination of service with the Company for any reason.
(2)

For each named executive officer, the amounts disclosed in this column represent six months (or four months in the case of Mr. Rogozinski), of base salary continuation as provided pursuant to his employment agreement or offer letter, as applicable, upon a termination of employment by the Company without cause or, in the case of Mr. Suchecki, by the named executive officer with good reason. See “—Potential Payments on Termination or Change in Control—Employment Agreements and Offer Letters” above for more details regarding the severance benefits that each named executive officer is eligible to receive.

(3)

These amounts reflect the intrinsic value of unvested Options held by each of our named executive officers as of March 31, 2022 that would accelerate upon a change in control of the Company or Qualifying Termination. These amounts are based on a price per share of $            , the fair market value of a share of our common stock on March 31, 2022.

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DIRECTOR COMPENSATION

Jonathan Yaron and Matthew Flamini were non-employee members of our Board during Fiscal 2022. Matthew Flamini served as a non-employee member of the Board until his resignation on April 22, 2021. We did not pay any compensation or make any equity awards or non-equity awards to any members of our Board during Fiscal 2022.

We do not currently have a formal policy with respect to compensation of our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class V common stock as of                 , 2022, after giving effect to the Organizational Transactions, including this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class V common stock immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

The numbers of shares of Class A common stock and Class V common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership prior to this offering that are set forth below give effect to the Organizational Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class V common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on                  shares of Class A common stock to be issued in connection with this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This number excludes                  shares of Class A common stock issuable in exchange for LLC Units and shares of our Class V common stock, each as described under “Organizational Structure” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement.” If all outstanding LLC Units were exchanged and all outstanding shares of Class V common stock were cancelled, we would have                  shares of Class A common stock outstanding immediately after this offering.

Concurrently with this offering, we will issue to the LLC Unitholders                  shares of Class V common stock. The number of shares of Class V common stock will depend in part on the price at which shares of Class A common stock are sold in this offering. For purposes of the presentation of the total number of shares of Class V common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $                 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

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Unless otherwise noted below, the address for each beneficial owner listed on the table is 1500 Solana Blvd., Building 6, Suite 6300, Westlake, Texas 76262. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned Prior to this Offering					Shares of Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A Common Stock	% of Class A Common Stock Outstanding	Shares of Class V Common Stock	% of Class V Common Stock Outstanding	% of Combined Voting Power(1)	Shares of Class A Common Stock	Shares of Class V Common Stock	% of Combined Voting Power Assuming the Underwriters’ Option Is Not Exercised(1)	% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Shareholders:
Vista Funds(2)
Named Executive Officers, Directors and Director Nominees:
Darko Dejanovic
Ron Rogozinski
John Suchecki
Jing Liao
David Babin
David A. Breach
Clifford K. Chiu
Evelyn Dilsaver
Nick Prickel
Gwen Reinke
Maneet Saroya
Jonathan Yaron
All executive officers, directors and director nominees as a group (13 individuals)

(1)

Each share of Class A common stock and Class V common stock entitles the registered holder thereof to one vote and each share on all matters presented to shareholders for a vote generally, including the election of directors. The Class A common stock and Class V common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)

Includes                shares of Class A common stock and                shares of Class B common stock held directly by Vista Equity Partners Fund IV, L.P. (“VEPF IV”) and                shares of Class A common stock held directly by Vista Equity Partners Fund V, L.P. (“VEPF V”). Vista Equity Partners Fund IV GP, LLC (“Fund IV GP”) is the sole general partner of VEPF IV. Vista Equity Partners Fund V GP, LLC (“Fund V GP”) is the sole general partner of VEPF V. Fund V GP’s senior managing member, VEP Group, LLC (“VEP Group”), is the senior management member of each of Fund V GP and Fund IV GP. Robert F. Smith is the sole director and one of 11 members of Fund IV GP and Fund V GP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of VEPF V and VEPF IV. The Management Company’s sole general partner is VEP Group and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund IV GP, Fund V GP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by Topco LLC. This number excludes                shares of Class A common stock issuable in exchange for LLC Units held by Topco LLC. These shares of Class A common stock represent

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approximately % of the shares of Class A common stock that would be outstanding immediately after this offering if all outstanding LLC Units were exchanged and all outstanding shares of Class B common stock were converted at that time based on the initial public offering price of $ per share. The principal business address of each of VEPF V, VEPF IV, Fund V GP, Fund IV GP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director or a director nominee’s independence in the event the related person is a director or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

Related Party Transactions

Amended and Restated Operating Agreement

In connection with the completion of this offering, we will amend and restate Topco LLC’s existing operating agreement, which we refer to as the “LLC Operating Agreement.” The operations of Topco LLC and the rights and obligations of the LLC Unitholders will be set forth in the LLC Operating Agreement. See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC.”

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain LLC Unitholders. These LLC Unitholders will be entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” All of such LLC Unitholders will be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock held by certain LLC Unitholders, Vista and their affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 promulgated under the Securities Act (“Rule 144”) or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, certain Registrable Securities will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

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Tax Receivable Agreement

We will enter into a Tax Receivable Agreement with the LLC Unitholders and certain of the legacy shareholders of Solera Global Holding Corp. as of immediately prior to the Organizational Transactions, which will require us to pay to such persons 85% of the amount of the benefits, if any, that we realize or, under certain circumstances, are deemed to realize as a result of (i) Basis Adjustments resulting from purchases of LLC Units from the LLC Unitholders with the proceeds of this offering or exchanges of LLC Units for shares of our Class A common stock or cash in the future, (ii) certain tax attributes of Solera Global Corp., Topco LLC and subsidiaries of Topco LLC that existed prior to this offering and (iii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. These payment obligations are obligations of Solera Global Corp. and not of Topco LLC. See “Organizational Structure—Tax Receivable Agreement.”

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Vista and Baring. The Director Nomination Agreement will provide Vista the right to designate (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount, in each case, minus the number of designees, if any, Baring and certain entities affiliated with it are entitled to nominate, which could result in representation on our Board that is disproportionate to Vista’s beneficial ownership. Additionally, Baring will have the right to one director for so long as Baring and certain entities affiliated with it beneficially owns 50% or more of the common stock beneficially owned by Baring upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization. In each case, Vista’s and Baring’s nominees must comply with applicable law and stock exchange rules. In addition, Vista and Baring shall be entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term, regardless of Vista’s or Baring’s beneficial ownership at that time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista controls less than             % of the voting power.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers, directors and director nominees. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers and directors pursuant to the foregoing agreements, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Relationship with VCG and Companies Controlled by Vista

On June 17, 2019, we and Vista Consulting Group, LLC (“VCG”), an affiliate of Vista, entered into an agreement for consulting services provided related to our operations. Subsequently, we have utilized VCG, the

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operating and consulting arm of Vista, for consulting services and executive recruitment, and have also reimbursed VCG for expenses related to participation by our employees in VCG sponsored events and certain companies controlled by Vista for certain enterprise software licenses we utilized, and also paid to Vista and VCG related fees and expenses. We incurred expenses of $6.3 million and $3.0 million for the six months ended September 30, 2022 and 2021, respectively, and $4.2 million, $5.2 million and $4.9 million for the fiscal year ended March 31, 2022, 2021 and 2020, respectively, in connection with services provided by Vista, Vista’s portfolio companies and VCG. Additionally, Omnitracs paid $2.0 million to Vista and Vista’s portfolio companies for the fiscal year ended September 30, 2020 and $0.1 million for the six months ended March 31, 2021, respectively, and had total charges outstanding to Vista portfolio companies of $0.6 million for the fiscal year ended September 30, 2020, and total amounts payable to Vista portfolio companies of $0.3 million for the six months ended March 31, 2021. Following our initial public offering, we may continue to engage Vista, VCG and Vista’s portfolio companies from time to time, subject to compliance with our related party transactions policy.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note. Interest on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 1.95%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. The principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, is due at maturity on April 12, 2023. All outstanding principal of and accrued and unpaid interest under the Related Party Note will be repaid using the proceeds from this offering. See “Use of Proceeds” for further information.

Solera Stockholders

Certain minority stockholders of Solera Global Corp.’s international subsidiaries are also commercial purchasers and users of its software and services. Revenue transactions with all of the individual minority stockholders in the aggregate were less than 10% of Solera Global Corp.’s consolidated revenues for the fiscal years ended March 31, 2022, 2021, and 2020 and for the six months ended September 30, 2022 and 2021, respectively. Additionally, aggregate accounts receivable from the minority stockholders represent less than 10% of consolidated accounts receivable as of September 30, 2022 and March 31, 2022, 2021 and 2020, respectively.

Secondment

Mr. Dejanovic replaced Jeffrey R. Tarr, our former chief executive officer who stepped down effective as of November 5, 2019, pursuant to a Secondment Agreement, among us, Mr. Dejanovic, and Vista Equity Partners Management, LLC (“Vista Management”), effective as of November 5, 2019, as amended by (i) that First Amendment to Secondment Agreement, dated as of April 30, 2020 and (ii) that Second Amendment to Secondment Agreement, dated as of May 26, 2022 (collectively, the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. In accordance with the Secondment Agreement, the Company reimbursed Vista for $3.2 million and $2.8 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits for the fiscal years ended March 31, 2022 and March 31, 2021, respectively. Prior to the consummation of this offering, it is expected that Mr. Dejanovic will become an employee of the Company, will cease to be an employee of Vista Management, and the Secondment Agreement will be terminated.

Transactions with former Chief Executive Officer

On May 27, 2019 and in connection with the cessation of employment of our former Chief Executive Officer, Tony Aquila, (i) we and an affiliate of the Company entered into a Separation and Release Agreement

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(the “Separation Agreement”) with Mr. Aquila; and (ii) we entered into an Omnibus Related Party Transactions Settlement Agreement (the “RP Settlement Agreement”) with Mr. Aquila and Aquila Family Ventures, LLC, an entity owned by Mr. Aquila. Pursuant to the Separation Agreement, 7,000 shares of common stock of Solera Global Holding Corp. held by Mr. Aquila were repurchased for aggregate consideration of $9.6 million. The RP Settlement Agreement terminated several related party agreements and arrangements between us and Mr. Aquila or entities he owns or controls, as set forth below.

The RP Settlement Agreement granted Mr. Aquila the right to elect to repurchase a commercial real estate parcel in Justin, Texas from an affiliate of ours for a purchase price of $2.9 million, and Mr. Aquila did so elect. Accordingly, our affiliate that owns such commercial real estate parcel and an affiliate of Mr. Aquila entered into an ordinary course real property purchase and sale agreement on June 14, 2019 and the parties consummated the transaction on June 25, 2019. Additionally, our affiliate that owns an additional commercial real estate parcel in Justin, Texas and an affiliate of Mr. Aquila entered into an ordinary course real property purchase and sale agreement on August 5, 2020 for a purchase price of $0.5 million and the parties consummated the transaction on August 7, 2020.

Related party transactions with the former Chief Executive Officer, Mr. Aquila, totaled $2.8 million during the fiscal year ended March 31, 2020. The charges were assigned to the selling, general and administrative financial statement caption and consisted of an aircraft charter agreement totaling $2.7 million and lease agreement related charges totaling $0.1 million as of March 31, 2020. These transactions were dissolved by March 31, 2021, and there was no activity with Mr. Aquila during the fiscal years ended March 31, 2022 and 2021.

Omnitracs

During the six months ended September 30, 2022 and the fiscal year ended March 31, 2022, Omnitracs had sales to Autotrac Comércio e Telecomunicações S/A (“Autotrac”), a Brazilian affiliate of Omnitracs, in the amount of $2.0 and $3.0 million, respectively, recorded within revenue on the consolidated statements of operations. Additionally, as of September 30, 2022 Omnitracs had total outstanding AR in the amount of $0.5 million due from Autotracs, recorded within accounts receivable, net on the consolidated balance sheets.

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DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the credit agreements governing our indebtedness. This summary is not a complete description of all of the terms of such credit agreements. The credit agreements setting forth the terms and conditions of our senior secured credit facilities are filed as exhibits to the registration statement of which this prospectus forms a part.

On June 4, 2021, we entered into (i) the First Lien Credit Agreement with a syndicate of lenders and Goldman Sachs Lending Partners LLC, as administrative agent, providing for the First Lien Term Loans in an aggregate principal amount of $3,380 million, €1,200 million and £300 million and the super priority Revolving Credit Facility in an agreement principal amount of $500 million and (ii) the Second Lien Credit Agreement with certain lenders and Alter Domus (US) LLC, as administrative agent, providing for the Second Lien Term Loans in an aggregate principal amount of $2,500 million, which amounts in each case may be increased or decreased subject to certain conditions. In addition, the Credit Agreements provide for the ability of the borrowers to incur pari passu secured, junior secured or unsecured incremental facilities, up to certain caps based on leverage ratios, consolidated EBITDA levels and prepayment amounts at such time. On March 1, 2022, we entered into the Increase Joinder and Amendment No. 2 to the First Lien Credit Agreement providing for the Incremental First Lien Term Loans in an aggregate principal amount of $300 million.

With respect to the Revolving Credit Facility under the First Lien Credit Agreement, the credit parties thereunder are subject to a springing financial covenant capping the First Lien Leverage Ratio (as defined therein) at 7.00 to 1.00, which is tested quarterly if the aggregate amount of revolving loans, swing line loans and letter of credit obligations outstanding under the Revolving Credit Facility (net of cash collateralized letters of credit and up to $30 million of non-collateralized undrawn letters of credit) exceeds 35% of the total commitments thereunder.

Interest Rates and Fees

Borrowings under the Credit Facilities (other than borrowings denominated in British pounds sterling) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate equal to the highest of (i) the rate of interest quoted in the print edition of the Wall Street Journal as the prime rate in effect on such day, (ii) the federal funds effective rate in effect on such day plus 0.50% and (iii) the sum of (a) the adjusted eurocurrency rate (either adjusted LIBOR or adjusted EURIBOR, depending on the currency of the loans) (after giving effect to any applicable adjusted rate “floor” for such tranche of loan) that would be payable on such day for a eurocurrency rate loan of the same tranche with a one-month interest period plus (b) 1.00% or (2) an adjusted eurocurrency rate that is subject to, with respect to (w) the Revolving Loans, a 0.00% interest rate floor, (x) the First Lien Term Loans denominated in U.S. dollars, a 0.50% interest rate floor, (y) the First Lien Term Loans denominated in Euros, a 0.00% interest rate floor, and (z) the Second Lien Term Loans, a 1.00% interest rate floor. First Lien Term Loans denominated in British pounds sterling bear interest at a rate equal to an applicable margin plus a rate equal to the sterling overnight index average published by the Bank of England, subject to an interest rate floor of 0.00%. The applicable margin is (v) with respect to Revolving Loans (i) that bear interest with respect to a eurocurrency rate, 3.50%, (ii) that bear interest with respect to the base rate, 2.50% and (iii) that are denominated in British pounds sterling, 4.75%, in each case subject to step-downs based on our most recent first lien leverage ratio, (w) with respect to First Lien Term Loans denominated in U.S. dollars, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent first lien leverage ratio is less than 4.50 to 1.00, (x) with respect to First Lien Term Loans denominated in Euros, (i) that bear interest with respect to a eurocurrency rate, 4.00% and (ii) that bear interest with respect to the base rate, 3.00%, in each case subject to one 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00, (y) with respect to First Lien Term Loans denominated in British pounds sterling, 5.25%, subject to a 25 basis points step-down if our most recent First Lien Leverage Ratio is less than 4.50 to 1.00 and (z) with respect to Second Lien Term Loans, (i) that bear interest with respect to a eurocurrency rate, 8.00% and (ii) that bear interest with respect to the base rate, 7.00%. In addition, the “Adjusted LIBOR Rate” and the “Adjusted EURIBOR Rate” are subject to customary hardwired reference rate replacement provisions.

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Voluntary and Mandatory Prepayments

Any borrowing under the Credit Agreements may currently be repaid, in whole or in part, at any time and from time to time without premium or penalty other than customary breakage costs plus, solely in the case of prepayments the Second Lien Term Loans (x) prior to June 4, 2022, a premium of 2.0% of the principal amount of the Second Lien Term Loans so prepaid and (y) prior to June 4, 2023, a premium of 1.0% of the principal amount of the Second Lien Term Loans so prepaid. First Lien Term Loans and Second Lien Term Loans (collectively, “Term Loans”) that are repaid may not be reborrowed, but any amounts repaid under the Revolving Credit Facility may be reborrowed.

The Term Loans are also subject to customary mandatory prepayments using the net proceeds received or retained, as applicable, from certain asset sales and dispositions, casualty events, certain debt issuances (in each case, other than with respect to certain debt issuances, subject to certain reinvestment rights of the borrower) and 50% of year-end excess cash, subject to step-downs to 25% and 0% of excess cash flow at certain leverage-based thresholds.

Final Maturity and Amortization

Under the First Lien Credit Agreement, the Revolving Credit Facility will mature on June 4, 2026, and the First Lien Term Loan Facility will mature on June 2, 2028. The principal amount of the First Lien Term Loans is payable in equal quarterly installments of 0.25% of the aggregate principal amount of the First Lien Term Loans outstanding on the closing date of the First Lien Credit Agreement, with the balance due at maturity. Installment payments on the First Lien Term Loan Facility are due on the last date of each quarter.

The Second Lien Term Loan Facility under the Second Lien Credit Agreement will mature on June 4, 2029. The Second Lien Term Loan Facility does not amortize, and the principal amount of the Second Lien Term Loans is payable at maturity in an amount equal to the aggregate outstanding amount on such date.

Guarantees, Covenants and Events of Default

Subject to certain customary exceptions and limitations, all obligations under the Credit Agreements are guaranteed by Polaris Parent, LLC and its restricted subsidiaries, and such obligations under, and the related guarantees of, the First Lien Term Loan Facility and the super priority Revolving Credit Facility are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by the borrower or by any guarantor, and the same assets secure the obligations under, and the related guarantees of, the Second Lien Term Loan Facility pursuant to a perfected second priority security interest.

The Credit Agreements contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on guarantees and other contingent obligations; limitations on payments, repayments and modifications of subordinated and/or junior secured indebtedness; and limitations on agreements restricting liens and/or dividends.

Part of our growth strategy is to acquire new businesses to complement our existing software and technology capabilities. The covenants in the Credit Agreements may restrict our ability to make acquisitions or enter into business combinations. In connection with permitted acquisitions, the company may generally incur indebtedness to finance an acquisition of any assets, business, product line or other entity (including by way of assuming indebtedness of an acquired entity) up to certain dollar caps as well as indebtedness to provide for indemnification, adjustment of purchase price, earnout or similar obligations. The company may also incur additional indebtedness for general purposes, which may be used for acquisition-related activities, including, based on certain leverage levels, in uncapped amounts. We may generally make investments in similar, ancillary,

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complementary or related business, by way of acquisition, merger, loans or otherwise, so long as, in the case of acquisitions of or investments in other entities, such entities become restricted subsidiaries that would be subject to certain restrictions under the Credit Agreements, or, in the case of assets, such assets are granted as collateral to the lenders under the Credit Agreements.

We may also make certain investments in entities or assets that do not become restricted by or granted as collateral for the Credit Agreements pursuant to certain exceptions set forth in the Credit Agreements.

Events of default under the Credit Agreements include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of September 30, 2022, we were in compliance with the terms of the Credit Agreements.

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DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate”) and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our common stock, you should read our certificate and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our certificate, and we will adopt our by-laws. Our certificate will authorize capital stock consisting of:

•	1,500,000,000 shares of Class A common stock, par value $0.0001 per share;

•	150,000,000 shares of Class V common stock, par value $0.0001 per share; and

•	50,000,000 shares of preferred stock, with a par value per share that may be established by our Board in the applicable certificate of designations.

We are selling             shares of Class A common stock in this offering (             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing         shares of Class V common stock to the LLC Unitholders simultaneously with this offering (             shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the proceeds of which would be used to purchase LLC Units from the LLC Unitholders). Upon completion of this offering, we expect to have             shares of Class A common stock outstanding (             shares if the underwriters exercise in full their option to purchase additional shares) and             shares of Class V common stock outstanding (             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our certificate and our bylaws and to the applicable provisions of the DGCL. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class V common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or our certificate.

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Under the DGCL, holders of Class A common stock will be entitled to a separate class vote on amendments to our certificate that (i) change the par value of the Class A common stock, or (ii) adversely affect the rights, power and preferences of the class A common stock.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class V Common Stock

Holders of shares of our Class V common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of our Class V common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class V common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our shareholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or our certificate.

Holders of our Class V common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class V common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V common stock. Any amendment of our certificate that gives holders of our Class V common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to shareholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, the holders of Class A Units will own 100% of our outstanding Class V common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate, our Board is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes,

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could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

LLC Units of Omnitracs Topco, LLC

The LLC Operating Agreement recapitalizes the interests currently held by the existing owners of Topco LLC, by providing for LLC Units consisting of two classes of common ownership interests in Topco LLC (Class B common units held by certain employees and consultants subject to vesting and a participation threshold (“Class B Units”), and Class A common units held by the other Topco LLC owners, including Solera Global Corp. and Vista (“Class A Units”)). The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profit and net losses and distributions of Topco LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

The LLC Operating Agreement provides that the holders of Class A Units (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement, exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. The Exchange Agreement will also provide that holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. As a holder surrenders or exchanges its LLC Units, our interest in Topco LLC will be correspondingly increased.

See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC.”

Holding LLC Units of Solera Global Holding, LLC

Holding LLC is a wholly-owned subsidiary of the Company. The Company owns, directly and indirectly, units representing a 100% economic interest in Holding LLC, and in turn, Holding LLC will own units in Topco LLC, representing a     % economic interest in Topco LLC and will be the sole managing member of Topco LLC and will exclusively operate and control all of Topco LLC’s business and affairs.

Forum Selection

Our certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against Solera Global Corp. or any director or officer thereof arising pursuant to any provision

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of the DGCL, our certificate or our bylaws or (4) any other action asserting a claim against Solera Global Corp. or any director or officer thereof that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate described above. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Provisions

Our certificate, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by shareholders.

These provisions include:

Classified Board. Our certificate will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of the directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have        members.

Shareholder Action by Written Consent. Our certificate will preclude shareholder action by written consent at any time when Vista controls less than 35% in voting power of our outstanding common stock.

Special Meetings of Shareholders. Our certificate and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista controls at least 35% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. Our bylaws will establish advance notice procedures for shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when Vista controls at least 10% of

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the voting power of our outstanding common stock, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies. Our certificate will provide that a director nominated by Vista may be removed with or without cause by Vista; provided, however, that at any time when Vista controls less than 40% in voting power of our outstanding common stock, all directors, including those nominated by Vista, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock entitled to vote thereon, voting together as a single class. In addition, our certificate will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements. Our certificate and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate. For as long as Vista controls at least 50% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Vista controls less than 50% in voting power of our outstanding common stock, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate requires a greater percentage.

Our certificate will provide that the following provisions in our certificate may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold) in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

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•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by our Board and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

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•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate will provide that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity Doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate will, to

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the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate will provide that, to the fullest extent permitted by law, neither Vista nor any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Solera Global Corp. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of Solera Global Corp. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its phone number is (800) 937-5449.

Listing

We intend to apply to have our Class A common stock approved for listing on the NYSE under the trading symbol “SLRA.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon exchange of LLC Units), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.

Sale of Restricted Shares

Upon completion of this offering, we will have             shares of Class A common stock outstanding (             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of these shares of Class A common stock, the             shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of Class A common stock, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining             shares of Class A common stock (or             shares of Class A common stock, including shares of Class A common stock issuable upon exchange of the LLC Units, as described below) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock will be available for sale in the public market after the expiration of market stand-off agreements with us and the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

In addition, pursuant to the Exchange Agreement, from time to time after the consummation of this offering, holders of Class A Units may exchange their Class A Units for shares of Class A common stock on a one-for-one basis or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Each LLC Unitholder will also be required to deliver to us an equivalent number of shares of Class V common stock for cancellation to effectuate such an exchange. Any shares of Class V common stock so delivered will be cancelled. In addition, from time to time after the consummation of this offering, the holders of Class B Units may exchange their vested Class B Units for a number of shares of Class A common stock equal to the then current value of a share of Class A common stock less the participation thresholds of such Class B Units multiplied by the number of Class B Units being exchanged, divided by the then current value of Class A common stock. Upon consummation of this offering, the LLC Unitholders will hold             LLC Units, all of which will be exchangeable for shares of our Class A common stock or, at our election, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we intend to enter into a Registration Rights Agreement with the LLC Units and Vista that will require us to register these shares of Class A common stock, subject to certain conditions. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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Under the terms of the LLC Operating Agreement, except pursuant to a valid exchange under the terms of the Exchange Agreement, all of the LLC Units received by the LLC Unitholders in the Organizational Transactions will be subject to restrictions on disposition.

Rule 144

Persons who became the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately             shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2022 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

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Lock-Up Agreements

We, each of our officers and directors and other shareholders owning substantially all of our Class A common stock and options or other securities to acquire Class A common stock have agreed that, without the prior written consent of             on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any of the shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, including LLC Units, during the period from the date of the first public filing of the registration statement on Form S-1 filed in connection with this offering continuing through the date that is 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”                                     , on behalf of the underwriters, may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with certain LLC Unitholders in connection with this offering. The Registration Rights Agreement will provide the LLC Unitholders certain registration rights whereby, following our initial public offering and the expiration of any related lock-up period, certain LLC Unitholders can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the LLC Units and Vista upon exchange of their LLC Units). The Registration Rights Agreement will also provide for piggyback registration rights for certain LLC Unitholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income or the alternative minimum tax, or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or certain electing traders in securities that mark their securities positions to market for tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If any partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS

247

CONFIDENTIAL TREATMENT REQUESTED

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ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is not a “United States person” for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property (other than pro rata distributions of our Class A common stock) on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions not treated as dividends for U.S. federal income tax purposes will first constitute non-taxable returns of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero, and thereafter will be treated as capital gains, as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption for effectively connected dividends, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

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Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the same rates applicable to a United States person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the same rates applicable to a United States person, although such gain will be exempt from the U.S. federal withholding tax described above, provided that such person complies with applicable certification requirements. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our worldwide real property interests and our other assets that are used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our Class A common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our Class A common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our Class A common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

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CONFIDENTIAL TREATMENT REQUESTED

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Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our Class A common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends on and gross proceeds from the disposition of our Class A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) establishes an exemption. Similarly, dividends on and gross proceeds from the disposition of our Class A common stock paid to “non-financial foreign entities” (as specially defined under these rules) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. An intergovernmental agreement between the U.S. and the Non-U.S. Holder’s country of residence may modify these requirements. The withholding provisions under FATCA generally apply to dividends paid on our Class A common stock. The U.S. Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of gross proceeds from a sale or other disposition of our Class A common stock, and the preamble of such regulations state that such regulations may be relied upon by taxpayers until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

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CONFIDENTIAL TREATMENT REQUESTED

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UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised. The underwriters may offer and sell the shares of Class A common stock through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to an additional                  shares of Class A common stock from the Company to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of Class A common stock.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representative may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s shares of Class A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of the representative. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the Company and the representative. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

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An application has been made to list the shares of Class A common stock on the NYSE under the symbol “SLRA.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of Class A common stock. As a result, the price of the shares of Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $            .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their clients, and such investment and trading activities may involve or

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relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In particular, affiliates of Goldman Sachs & Co. LLC act as lenders and/or arrangers under the Revolving Credit Facility.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that the shares of Class A common stock may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of Class A common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the Financial Conduct Authority, except that the shares of Class A common stock may be offered to the public in the U.K. at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation (as defined below);

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of Class A common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the

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CONFIDENTIAL TREATMENT REQUESTED

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public” in relation to the shares of Class A common stock in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore

254

CONFIDENTIAL TREATMENT REQUESTED

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(the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

255

CONFIDENTIAL TREATMENT REQUESTED

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LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Solera Global Corp. included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Omnitracs Topco, LLC as of and for the year ended September 30, 2020 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, https://www.solera.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Solera Global Corp. and Consolidated Subsidiaries – Consolidated Financial Statements as of March 31, 2022 and for the Fiscal Year Ended March 31, 2022

Report of Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of March 31, 2022 and 2021	F-5
Consolidated Statements of Loss for the fiscal years ended March 31, 2022, 2021, and 2020	F-7
Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended March 31, 2022, 2021, and 2020	F-8
Consolidated Statements of Stockholders’ Equity (Deficit) for the fiscal years ended March 31, 2022, 2021, and 2020	F-9
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2022, 2021, and 2020	F-12
Notes to Consolidated Financial Statements	F-14

Solera Global Corp. and Consolidated Subsidiaries – Condensed and Consolidated Financial Statements as of September 30, 2022 and for the Six Months Ended September 30, 2022

Condensed and Consolidated Balance Sheets as of September 30, 2022 and March 31, 2022	F-68
Condensed and Consolidated Statements of Income (Loss) for the six months ended September 30, 2022, and 2021	F-70
Condensed and Consolidated Statements of Comprehensive Loss for the six months ended September 30, 2022, and 2021	F-71
Condensed and Consolidated Statements of Stockholders’ Equity (Deficit) for the six months ended September 30, 2022, and 2021	F-72
Condensed and Consolidated Statements of Cash Flows for the six months ended September 30, 2022, and 2021	F-74
Notes to Condensed and Consolidated Financial Statements	F-76

Omnitracs Topco, LLC – Consolidated Financial Statements as of September 30, 2020 and for the Fiscal Year Ended September 30, 2020

Independent Auditors’ Report	F-120
Consolidated Statement of Financial Position	F-121
Consolidated Statement of Operations	F-122
Consolidated Statement of Comprehensive Loss	F-123
Consolidated Statement of Changes in Equity	F-124
Consolidated Statement of Cash Flows	F-125
Notes to Consolidated Financial Statements	F-126

Omnitracs Topco, LLC – Consolidated Financial Statements as of March 31, 2021 and for the Six Months Ended March 31, 2021

Consolidated Statement of Financial Position	F-161
Consolidated Statement of Operations	F-162
Consolidated Statement of Comprehensive Loss	F-163
Consolidated Statement of Changes in Equity	F-164
Consolidated Statement of Cash Flows	F-165
Notes to Consolidated Financial Statements	F-166

F-1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Solera Global Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Solera Global Corp. and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of loss, comprehensive income (loss), stockholders’ equity (deficit), and cash flows, for each of the three years in the period ended March 31, 2022, and the related notes and the schedule listed in the Index at Item 16 (ii) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the board of directors and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Income Tax Assets — Refer to Notes 2 and 15 to the financial statements

Critical Audit Matter Description

The Company’s deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to

F-2

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

taxable years in which such differences are expected to reverse. The Company makes assessments of the likelihood that deferred tax assets will be realizable using the more-likely-than-not standard. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. If it is determined that deferred tax assets do not meet the more-likely-than-not standard, the Company establishes a valuation allowance. When permitted, significant judgment is exercised relating to the projection of future taxable income. As of March 31, 2022, the Company had gross deferred tax assets of $969 million and valuation allowances of $905 million.

We identified the realizability of deferred tax assets as a critical audit matter because of the significant judgments and estimates made related to the timing of future reversals of deferred tax assets and liabilities. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s methodologies and estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the realizability of deferred tax assets based on the timing of future reversals of deferred tax assets and liabilities included the following, among others:

•

With the assistance of our income tax specialists, we evaluated the reasonableness of the methods, significant assumptions, and judgments used by management to determine whether it was more likely than not that the Company would be able to realize its deferred tax assets.

•	We tested the Company’s methodologies for scheduling the reversal of existing taxable and deductible temporary differences.

•	We evaluated whether the estimates considered when determining future taxable income were consistent with the evidence obtained in other areas of the audit.

Business Combinations — Omnitracs and Spireon- Refer to Note 3 to the financial statements

Critical Audit Matter Description

During the year ended March 31, 2022, the Company completed the acquisitions of Omnitracs and Spireon with purchase consideration of $975.1 million and $779.4 million, respectively. The Company accounted for the acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values of acquired intangible assets. The fair values of the net identifiable assets acquired require different valuation methods depending on the nature of assets, including the multi-period excess earnings method for customer relationship intangible assets and the relief-from-royalty method for trademark and technology intangible assets, that require management to make significant estimates and assumptions related to forecasted future cash flows, including revenue growth rates, and discount rates.

We identified the purchase price accounting of the business acquisitions as a critical audit matter because of the significant inputs, estimates and assumptions management made to fair value these assets. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists, who possess significant quantitative and modeling expertise, when performing audit procedures to evaluate the reasonableness of management’s valuation methodologies used to develop the estimates, including the selection of royalty rates, long-term revenue growth rates, weighted average cost of capital and discount rates.

F-3

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the models and unobservable inputs used by management to estimate the fair value of the acquired entities included the following, among others:

•

With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodologies, (2) royalty rates, (3) long-term revenue growth rates by comparing them to industry growth rates and the projected nominal gross domestic product (GDP) growth rate, (4) weighted average of capital and discount rates, which included testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculations, developing a range of independent estimates and comparing those to the discount rates selected by management, and comparing peer company data used in the market approaches to external sources.

•

We assessed the reasonableness of the forecasted revenue growth rates over the cash flow forecast period by comparing them to actual revenue growth rates during the most recent historical periods as well as industry reports for the Company and certain of its peer companies.

•

We evaluated management’s estimate of the contingent considerations related to the Spireon Purchase Agreement. With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) short-term risk-free rate (“RFR”), (3) volatility, and (4) cost of debt, which included testing the source information underlying the determination of the RFR, testing the mathematical accuracy of the calculations, developing a range of independent estimates and comparing assumptions used by management to external sources.

•

We performed sensitivity analyses of the significant assumptions used in the valuation model to evaluate the impact on the change in fair value resulting from changes in the underlying significant assumptions for the Omnitracs Acquisition.

/s/ Deloitte & Touche LLP

Dallas, TX

August 4, 2022

We have served as the Company’s auditor since 2006.

F-4

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except shares amounts)

	March 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$348,150	$424,686
Accounts receivable, net of allowance for doubtful accounts of $46,310 and $19,413 at March 31, 2022 and 2021, respectively	379,875	254,888
Other receivables	12,629	21,007
Prepaid assets	136,243	95,001
Other current assets	156,118	38,634

Total current assets	1,033,015	834,216
Property and equipment, net	128,805	72,138
Goodwill	6,640,708	4,818,669
Intangible assets, net	2,099,129	1,042,682
Other noncurrent assets	157,095	70,755
Deferred income tax assets	108,813	175,324

Total assets	$10,167,565	$7,013,784

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$99,410	$69,141
Current derivative financial instruments	14,065	369,143
Accrued expenses and other current liabilities	529,011	252,390
Deferred revenue	183,388	88,485
Deferred purchase consideration	150,000	18,983
Income taxes payable	66,637	48,828
Current portion of long-term debt	53,910	110,714
Current operating lease liabilities	18,245	11,348
Related party note	83,979	—

Total current liabilities	1,198,645	969,032
Long-term debt, net	7,920,004	4,464,610
Operating lease liabilities (net of current portion)	57,086	28,127
Other noncurrent liabilities	210,427	86,538
Deferred income tax liabilities	224,380	142,598

Total liabilities	9,610,542	5,690,905

F-5

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except shares amounts)

	March 31,
	2022	2021
Commitments and Contingencies (Note 16)
Mezzanine Equity:
Redeemable Solera Series A Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; 0 and 1,297,444 shares issued and outstanding, respectively at March 31, 2022 and March 31, 2021; Redeemable Solera Series B Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; 0 and 250,000 shares issued and outstanding at March 31, 2022 and March 31, 2021; aggregate liquidation preference equal stated value	—	1,799,700
Redeemable DealerSocket Series A Preferred Stock, $0.001 par value; 348,577 shares authorized; 0 and 137,364 shares issued and outstanding at March 31, 2022 and March 31, 2021, respectively; Redeemable DealerSocket Series B Preferred Stock, $0.001 par value; 139,308 shares authorized; 0 and 137,504 shares issued and outstanding at March 31, 2022 and March 31, 2021	—	654,440
Redeemable noncontrolling interests	118,836	134,250

Total Mezzanine Equity	118,836	2,588,390
Stockholders’ Equity (Deficit):
Class A Common Stock, $0.0001 par value, 500,000,000 shares authorized; 2,576,541 and 2,067,000 shares issued and outstanding at March 31, 2022 and March 31, 2021;	—	—
Class V Common Stock, $0.0001 par value per share, 50,000,000 shares authorized; 0 shares issued and outstanding at March 31, 2022 and 2021;	—	—
Additional paid-in-capital	3,066,677	1,212,706
Accumulated deficit	(2,694,203)	(2,414,474)
Accumulated other comprehensive loss	(209,952)	(71,166)

Total stockholders’ equity (deficit) before noncontrolling interests	162,522	(1,272,934)
Noncontrolling interests	275,665	7,423

Total stockholders’ equity (deficit)	438,187	(1,265,511)

Total liabilities, mezzanine equity and stockholders’ equity (deficit)	$10,167,565	$7,013,784

See accompanying notes to consolidated financial statements.

F-6

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

(Dollars in thousands, except shares amount)

	Fiscal Years Ended March 31,
	2022	2021	2020
Revenues	$2,205,076	$1,661,515	$1,710,422
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	846,612	674,597	759,585
Selling, general and administrative expenses	609,770	311,781	416,647
Acquisition and related costs	88,987	4,807	40,950
Depreciation and amortization	400,828	313,450	355,645
Asset impairment charges	15,855	11,340	290,223
Restructuring charges and other costs associated with exit and disposal activities	16,088	20,308	23,605

Total operating expenses	1,978,140	1,336,283	1,886,655

Operating income (loss)	226,936	325,232	(176,233)
Other expense (income), net	(20,283)	197,535	97,894
Interest expense, net	465,032	326,687	356,944

Loss before income taxes	(217,813)	(198,990)	(631,071)
Income tax provision (benefit)	59,979	33,893	(158,884)

Net loss	(277,792)	(232,883)	(472,187)
Net income attributable to noncontrolling interests	1,937	9,817	17,035

Net loss attributable to Solera Global Corp.	$(279,729)	$(242,700)	$(489,222)

Per Share Data
Net loss per share attributable to common shareholder-basic and diluted	$(124.36)	$(182.12)	$(280.15)
Weighted average common shares outstanding-basic and diluted	2,526,851	2,332,899	2,330,387

See accompanying notes to consolidated financial statements.

F-7

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except shares amount)

	Fiscal Years Ended March 31,
	2022	2021	2020
Net loss (1)	$(277,792)	$(232,883)	$(472,187)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of income tax expense (benefit) of $1,036, $0, and $(1,253), respectively	(163,904)	278,667	(150,523)
Change in funded status of defined benefit pension plans, net of income tax expense (benefit) of $1,411, $(414) and $1,562, respectively	4,113	(1,061)	5,380

Total other comprehensive income (loss)	(159,791)	277,606	(145,143)

Total comprehensive net income (loss)	(437,583)	44,723	(617,330)
Comprehensive income (loss) attributable to noncontrolling interests	(19,068)	15,925	14,550

Comprehensive income (loss) attributable to Solera Global Corp.	$(418,515)	$28,798	$(631,880)

See accompanying notes to consolidated financial statements.

F-8

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock - Class A
	Shares	Amount	Additional Paid- In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity
Balance at April 1, 2019	2,074,000	$—	$1,547,212	$(1,682,552)	$(200,006)	$(335,346)	$8,393	$(326,953)

Net income (loss)	—	—	—	(489,222)	—	(489,222)	11,006	(478,216)
Other comprehensive income (loss)	—	—	—	—	(142,658)	(142,658)	(1,576)	(144,234)
Share-based compensation expense	—	—	527	—	—	527	—	527
Paid-in-kind dividends gross up -PIK_Series A Preferred Stock	—	—	(107,380)	—	—	(107,380)	—	(107,380)
Paid-in-kind dividends gross up -PIK_Series B Preferred Stock	—	—	(56,258)	—	—	(56,258)	—	(56,258)
Adjustment to Series A Preferred Stock redemption value for early redemption premium	—	—	20,000	—	—	20,000	—	20,000
Adjustment to Series B Preferred Stock redemption value for early redemption premium	—	—	6,250	—	—	6,250	—	6,250
Repurchase of common stock (1)	(7,000)	—	(9,573)	—	—	(9,573)	—	(9,573)
Dividends and distributions to noncontrolling interests	—	—		—	—	—	(11,304)	(11,304)
Changes to noncontrolling interests	—	—	—	—	—	—	1,192	1,192
Revaluation of redeemable noncontrolling interests	—	—	(8,141)	—	—	(8,141)	—	(8,141)

Balance at March 31, 2020	2,067,000	$—	$1,392,637	$(2,171,774)	$(342,664)	$(1,121,801)	$7,711	$(1,114,090)

(1) See Note 18, “Related Party Transactions,“ for additional information on this transaction.

See accompanying notes to consolidated financial statements.

F-9

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock - Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity
Balance at April 1, 2020	2,067,000	$—	$1,392,637	$(2,171,774)	$(342,664)	$(1,121,801)	$7,711	$(1,114,090)
Net income (loss)	—	—	—	(242,700)	—	(242,700)	3,115	(239,585)
Other comprehensive income (loss)	—	—	—	—	271,498	271,498	(511)	270,987
Share-based compensation expense	—	—	9,732	—	—	9,732	—	9,732
Paid-in-kind dividends gross up -PIK_Series A Preferred Stock	—	—	(117,799)	—	—	(117,799)	—	(117,799)
Paid-in-kind dividends gross up -PIK_Series B Preferred Stock	—	—	(64,357)	—	—	(64,357)	—	(64,357)
Adjustment to Series A Preferred Stock redemption value for early redemption premium	—	—	20,000	—	—	20,000	—	20,000
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(2,892)	(2,892)
Revaluation of redeemable noncontrolling interests	—	—	(18,125)	—	—	(18,125)	—	(18,125)
Withholdings for taxes related to net settlement of stock options	—	—	(9,382)	—	—	(9,382)	—	(9,382)

Balance at March 31, 2021	2,067,000	$—	$1,212,706	$(2,414,474)	$(71,166)	$(1,272,934)	$7,423	$(1,265,511)

See accompanying notes to consolidated financial statements.

F-10

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Shareholders’ Equity
Balance at April 1, 2021	2,067,000	$—	$1,212,706	$(2,414,474)	$(71,166)	$(1,272,934)	$7,423	$(1,265,511)

Net income (loss)	—	—	—	(279,729)	—	(279,729)	(6,710)	(286,439)
Other comprehensive income (loss)	—	—	—	—	(138,786)	(138,786)	(11,122)	(149,908)
Share-based compensation expense	14,120	—	25,766	—	—	25,766	—	25,766
Reclassification of liability awards	—	—	(4,662)	—	—	(4,662)	—	(4,662)
Paid-in-kind dividends gross up -PIK_Series A Preferred Stock	—	—	(22,255)	—	—	(22,255)	—	(22,255)
Paid-in-kind dividends gross up -PIK_Series B Preferred Stock	—	—	(12,266)	—	—	(12,266)	—	(12,266)
Issuance of shares for DealerSocket	214,929	—	643,617	—	—	643,617	—	643,617
Settlement of equity awards, net of withholding tax	50,657	—	(16,496)	—	—	(16,496)	—	(16,496)
Contributions to NCI	—	—	(2,190)	—	—	(2,190)	2,190	—
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(6,434)	(6,434)
Revaluation of redeemable noncontrolling interests	—	—	6,095	—	—	6,095	—	6,095
Acquisition of minority interest	—	—	—	—	—	—	(1,552)	(1,552)
Exercise of warrants	102,639	—	259,036	—	—	259,036	—	259,036
Acquisition of Omnitracs	127,196	—	861,877	—	—	861,877	194,819	1,056,696
Acquisition of Spireon	—	—	115,449	—	—	115,449	97,051	212,500

Balance at March 31, 2022	2,576,541	$—	$3,066,677	$(2,694,203)	$(209,952)	$162,522	$275,665	$438,187

See accompanying notes to consolidated financial statements.

F-11

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands except shares amount)

	Fiscal Year Ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(277,792)	$(232,883)	$(472,187)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	400,828	313,450	355,645
Share-based compensation expense	25,766	10,380	2,817
Deferred income tax expense (benefit)	(16,493)	(18,150)	(211,379)
Change in fair value of warrants liability and other embedded liabilities	25,515	114,310	118,520
Change in fair value of other derivative financial instruments	(26,669)	30,974	(33,292)
Loss on extinguishment of debt	111,413	—	—
Amortization of net discount and amortization of debt issuance costs	22,888	24,237	22,111
Loss (gain) on the sale of assets	1,539	(121)	1,555
Non-cash foreign currency losses (gains)	(132,317)	46,371	13,728
Asset impairment charges	15,855	11,340	290,223
Other	11,723	19,093	13,634
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
(Increase) decrease in accounts receivable	(57,568)	(23,057)	2,706
(Increase) decrease in other assets	(90,472)	(34,497)	8,222
Increase (decrease) in accounts payable	(17,183)	14,541	(5,212)
Increase (decrease) in accrued expenses and other liabilities	211,168	(34,721)	26,806

Net cash provided by operating activities	208,201	241,267	133,897

Cash flows from investing activities:
Capital expenditures	(61,425)	(32,294)	(33,525)
Acquisitions and capitalization of intangible assets	(52,119)	(33,466)	(45,822)
Proceeds from sale of assets	2,168	2,342	5,927
Acquisitions of businesses, net of cash acquired	(570,096)	(11,026)	(182,398)

Net cash used in investing activities	(681,472)	(74,444)	(255,818)

Cash flows from financing activities:
Proceeds from debt issuance	7,958,643	—	—
Proceeds from related party note	83,355	—	—
Proceeds from withdrawal of revolver	655,000	—	67,000
Repayment of revolver	(360,000)	—	(124,000)
Payment of debt issuance costs	(99,960)	(1,738)	—
Repayments of long-term debt	(5,807,467)	(24,880)	(29,417)
Payment of accrued purchase consideration	(21,405)	(204)	(2,167)
Lessor reimbursements, net of principal payments	—	1,479	—
Issuance of equity instruments	—	—	236,718
Proceeds from financial asset acquisitions, net of principal payments	(2,263)	(1,058)	2,827

F-12

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands except shares amount)

	Fiscal Year Ended March 31,
	2022	2021	2020
Payment of dividends to noncontrolling interests	$(14,517)	$(10,818)	$(25,307)
Redemption of preferred stock	(1,959,595)	—	—
Capital contributions of noncontrolling interests	—	—	1,192
Payments to related party	—	—	(9,573)
Payment for withholding tax related to exercise of stock options	(16,496)	(9,382)	(218)

Net cash provided by (used in) financing activities	415,295	(46,601)	117,055

Effect of foreign currency exchange rate changes on cash and cash equivalents	(17,146)	14,434	(12,610)

Net change in cash and cash equivalents	(75,122)	134,656	(17,476)
Cash and cash equivalents, beginning of period	431,122	296,466	313,942

Cash and cash equivalents, end of period	$356,000	$431,122	$296,466

Supplemental cash flow information:
Cash paid for interest	$401,384	$308,276	$322,605
Cash paid for income taxes	$59,480	$44,853	$56,332
Supplemental disclosure of non-cash investing and financing activities:
Capital assets financed	$—	$—	$11,831
Accrued purchase consideration	$201,571	$631	$18,983
Fair value of equity consideration for acquisition of businesses	$1,187,618	$—	$—
Fair value of equity consideration for acquisition of noncontrolling interest	$19,976	$—	$—
Paid-in-kind interest	$(624)	$(1,508)	$(2,895)
Paid-in-kind dividends gross-up PIK-Series A Preferred Stock	$(22,255)	$(117,799)	$(107,380)
Adjustment to Series A Preferred Stock redemption value for early redemption premium	$—	$20,000	$20,000
Paid-in-kind dividends gross-up PIK-Series B Preferred Stock	$(12,266)	$(64,357)	$(56,258)
Adjustment to Series B Preferred Stock redemption value for early redemption premium	$—	$—	$6,250
(1) Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$348,150	$424,686	$290,383
Restricted cash included in other current assets	3,281	1,522	1,448
Restricted cash included in other noncurrent assets	4,569	4,914	4,635

Total cash and cash equivalents and restricted cash	$356,000	$431,122	$296,466

See accompanying notes to consolidated financial statements.

F-13

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PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

Organization and Formation

Solera Global Corp. (the “Company”) was formed as a Delaware corporation on August 20, 2021 and had no assets or operations prior to December 27, 2021. On December 27, 2021, Solera Global Holding Corp. merged into a newly formed entity, SGHC Merger Sub, LLC (“SGHC Merger Sub”), a wholly-owned subsidiary of Solera Global Corp., with the SGHC Merger Sub being the surviving entity following the merger operating under the name Solera Global Holding, LLC. In consideration for the merger, Solera Global Corp. issued Class A Common Stock, par value $0.0001 per share in exchange for each share of common stock, par value $0.001 per share of Solera Global Holding Corp. In addition, each award under the Solera 2016 Stock Option Plan (the “2016 Plan”), was exchanged for one Solera Global Corp award. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

In addition to the transaction discussed above, the Company represents a consolidation of two entities that completed a common control merger on June 4, 2021 that were both historically controlled by Vista Equity Partners Fund V L.P., a Delaware limited partnership (“Vista”), an investment fund affiliated with Vista Equity Partners Management, LLC.

The first of the two entities is Solera Global Holding Corp., which, along with its legacy subsidiaries are referred to in this report collectively as “Solera”. On September 13, 2015, Solera Holdings, Inc. (Solera’s predecessor ultimate parent entity) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Summertime Holding Corp. (“Solera Parent”) and Summertime Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Solera Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the condition set forth therein, on March 3, 2016, Merger Sub merged with and into Solera Holdings, Inc. (the “Merger”), with Solera Holdings, Inc. surviving the Merger as an indirect wholly-owned subsidiary of Solera Parent. Solera Parent and Merger Sub were formed by an affiliate of Vista prior to the Merger. Solera Parent Holding, LLC and subsidiaries, formerly known as Summertime Holding, LLC, a limited liability company and a wholly-owned subsidiary of Solera Parent, was incorporated on August 28, 2015 to facilitate the Merger. On October 4, 2016, Solera Parent changed its name from Summertime Holding Corp. to Solera Global Holding Corp. At the time, Vista held a majority interest in Solera Global Holding Corp.

The second entity is Ousland Holdings, Inc. (“DealerSocket”), an affiliate of Vista. Vista historically held a majority interest in Ousland Holdings, Inc. which includes Ousland Intermediate Holdings, Inc. and subsidiaries. Solera and DealerSocket were historically under common control of Vista and Vista had the ability to control each of the companies and manage and operate the companies through the same fund manager and their respective boards of directors. Thus, Vista has the ultimate controlling interest in the companies. On June 4, 2021, Solera and DealerSocket completed a merger as a common control transaction and as a result, the historical financial statements of the companies and their consolidated subsidiaries have been consolidated retrospectively in these consolidated financial statements. The outstanding preferred and common stock of DealerSocket was exchanged with 214,929 shares of Solera’s common stock, which is discussed further below.

Concurrent with this common control merger on June 4, 2021, Solera Global Corp., through Solera Global Holding Corp. and its subsidiaries, acquired a controlling interest in Omnitracs Topco, LLC (“Omnitracs”), a leading fleet management platform, in an all stock transaction with related parties of Vista. Omnitracs is a voting interest entity and under the control of Solera Global Corp. through its subsidiaries. Refer to Note 3, Business Combinations, for additional discussion.

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Description of Businesses

Solera, headquartered in Westlake, Texas, is a leading provider of risk and asset management software and services to the automotive and property marketplace, including the global property and casualty (“P&C”) insurance industry. In addition to Solera’s position in collision repair and its significant global presence in mechanical repair, Solera provides data driven productivity and decision support solutions to other aspects of vehicle ownership such as vehicle validation, vehicle history, vehicle service and marketing, driver violation monitoring, vehicle salvage and electronic titling. Solera is also expanding its core competencies of data, software and connectivity from the auto to the home, as well as to the fleet ecosystem and the digital identity ecosystem. Solera is active in over 100 countries across six continents.

DealerSocket, headquartered in Irving, Texas, is an automotive technology platform that helps auto dealerships in the United States, Canada and Australia improve profitability through a fully integrated suite of marketing, sales, service, customer experience, dealer management system, data mining, websites, digital retail and inventory management solutions. The technology solutions and related services are provided through a hosting environment, which allows customers to access this proprietary software platform through the Internet at any time.

Omnitracs headquartered in Dallas, Texas, is a provider of full-suite fleet management and routing software solutions for commercial vehicles. Omnitracs provides software and SaaS fleet management solutions to businesses in the United States and internationally. Additionally, Omnitracs serves private fleets, service fleets, and dedicated carriers, as well as truckload, less-than-truckload, and parcel and delivery industries; and wholesale distributors and local service companies. Omnitracs provides a portfolio of compliance, productivity, routing and dispatch, safety and security, transportation management and data/analytics solutions to all of its customer segments. Refer to Note 3 – Business Combinations for additional details.

Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“U.S. GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, the accompanying consolidated financial statements reflect all adjustments, consisting of only normal, recurring adjustments, necessary to fairly state the financial position, results of operations and cash flows of the Company. The operating results for the fiscal year ended March 31, 2022 are not necessarily indicative of the result that may be expected for any future periods.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its wholly-owned and majority-owned subsidiaries and are presented in accordance with Accounting Standard Codification (“ASC”) 805-50, Business Combination – Related Issues, which requires retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. As such, prior period financial information has been recast. The recast financial statements reflect consolidation of DealerSocket’s historical financial results by Solera. In addition, on June 4, 2021 and prospectively, the consolidated results additionally include the financial results of Omnitracs. Furthermore, the prior period consolidated financial statements have been recast to reflect the December 27, 2021 reorganization transaction under common control. For further information related to Omnitracs, please refer to Note 3, Business Combinations.

All intercompany accounts and transactions have been eliminated in consolidation.

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Reclassifications

Certain reclassifications have been made to prior periods in the Consolidated Balance Sheet and Note 8 Other Financial Statement Captions to conform with current reporting.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes.

Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates. The reported amounts of assets, liabilities, revenues and expenses are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivatives (including warrants and dividend received deduction gross ups), valuation of goodwill and intangible assets, amortization life of intangibles, accrued restructuring, liabilities under defined benefit plans, right-to-use liability, share-based compensation, valuation of redeemable noncontrolling interests, purchase price allocations and income taxes.

When estimates are determined based on forecasted financial information, the Company considered the impact of the COVID-19 pandemic. There was not a material impact to the consolidated financial statements as of and for the fiscal year ended March 31, 2022. Changes in expectations, including the magnitude and duration of the COVID-19 pandemic, could result in a material adverse impact to the consolidated financial statements in future reporting periods.

Cash and Cash Equivalents

All highly liquid investments with original maturities of 90 days or less at the time of purchase are considered cash equivalents. Cash equivalents at March 31, 2022 and 2021 consisted primarily of money market funds and bank certificates of deposit. The carrying amounts approximate fair value due to the short maturities of these instruments. Restricted cash is classified as current and noncurrent assets in the consolidated balance sheets based on the expected timing of return of the assets to the Company.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable are recorded according to contractual agreements and primarily represent accounts invoiced to customers. Accounts receivable are recorded at net realizable value or the amount expected to be received from the customer. The Company records accounts receivable and deferred revenue when advanced billing occurs. Credit terms for payment of products and services are extended to customers in the normal course of business and no collateral is required. The allowance for doubtful accounts is estimated based on our historical losses, the existing economic conditions, and the financial stability of our customers. Receivables are written off in the period that they are deemed uncollectible.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method.

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The Company’s estimated useful lives of assets are as follows:

Buildings	20 to 40 years
Building improvements	5 to 15 years
Leasehold improvements	Lesser of useful life or remaining lease term
Data processing equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 6 years
Software licenses	3 to 5 years

Internal Use Software

The Company follows the guidance within ASC 350-40, Internal Use Software. Direct and incremental costs incurred in developing or obtaining internal use computer software as well as certain payroll and payroll-related costs of employees who are directly associated with internal use computer software projects are capitalized. The amount of capitalized payroll costs with respect to these employees is limited to the time directly spent on such projects. The costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. Additionally, internal costs related to minor upgrades and enhancements are expensed, as it is impractical to separate these costs from normal maintenance activities. The Company is amortizing the internal use software on a straight-line basis over an estimated useful life of two-to-ten years.

Contingent Purchase Consideration

Contingent future cash payments related to our acquisitions are recognized at fair value as of the acquisition date and included in the determination of the acquisition date purchase price. Subsequent changes in the fair value of the contingent future cash payments are recognized in earnings in the period that the change occurs.

Goodwill

Goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired in various acquisitions.

Goodwill is not amortized, but instead is tested for impairment annually or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

Goodwill is tested for impairment annually at a reporting unit level beginning with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, the Company performs a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the carrying value of that reporting unit. If the carrying value of a reporting unit exceeds the estimated fair value of that reporting unit, an impairment loss is recognized for the excess, limited to the amount of goodwill allocated to the reporting unit. The Company also considers income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company performs its annual goodwill assessment as of January 1 of each fiscal year. In the Company’s annual goodwill assessment for fiscal year ended March 31, 2022, the Company concluded that the

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fair value of all its reporting units with goodwill exceeded their respective carrying values, and accordingly, the Company did not identify any impairment of goodwill.

Prior to completion of the common control merger on June 4, 2021, Solera performed its annual goodwill impairment assessment as of January 1 of each fiscal year, while DealerSocket’s annual assessment date was December 31. No impairment charges were recorded by Solera nor DealerSocket during fiscal year ended March 31, 2021. Additionally, Solera did not record goodwill impairment charges during fiscal year ended March 31, 2020. In DealerSocket’s annual goodwill impairment assessment for fiscal year ended March 31, 2020, DealerSocket concluded that the fair value of its reporting unit exceeded its carrying value, and accordingly, recorded a goodwill impairment charge of $236.6 million.

Intangible Assets

The Company’s intangible assets with finite lives primarily consist of intangible assets acquired in business combinations including customer relationships, trademarks, and technology and content. The Company amortizes intangible assets with finite lives acquired in business combinations on an accelerated basis to reflect the pattern in which the economic benefits of the intangible asset are consumed.

Indefinite-lived intangibles consist of certain trademarks and tradenames and are tested annually for impairment as of January 1 of each fiscal year and in interim periods if events or circumstances indicate that the carrying amount may be impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired (i.e., the asset’s carrying amount exceeds its fair value). If indefinite-lived intangibles were deemed more likely than not to be impaired, then the Company would proceed to the quantitative analysis which includes estimating the fair value of the relevant intangible assets and comparing it to the carrying value to determine whether indefinite-lived intangibles were, indeed, impaired.

In the Company’s annual indefinite-lived intangible asset impairment assessment for fiscal year March 31, 2022, no impairment charges were recorded. Additionally, no impairment charges were recorded by Solera nor DealerSocket during fiscal year ended March 31, 2021. In Solera’s annual indefinite-lived asset impairment assessment for fiscal year ended March 31, 2020, Solera concluded that the carrying value of certain indefinite-lived intangible assets exceeded their fair values, resulting in impairment charges of $40.6 million. DealerSocket did not record indefinite-lived intangible asset impairment charges during fiscal year ended March 31, 2020.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. Long-lived assets are considered to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If an asset is deemed to be impaired, the amount of the impairment loss represents the excess of the asset’s carrying value over its estimated fair value.

Property and equipment, including internal use software, is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets used in combination to generate cash flows largely independent of other assets may not be recoverable. The Company recorded asset impairment charges of $15.9 million, $11.3 million, and $13.0 million for the fiscal years ended March 31, 2022, 2021, and 2020 respectively. The charges include write-downs related to right-of-use assets for the fiscal year ended

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March 31, 2022 and the write down of certain previously capitalized internally developed software and fixed assets for the fiscals year ended March 31, 2021 and 2020. See Note 6, “Leases” for additional information regarding impairment of right-of-use assets.

Revenue Recognition

The Company derives revenue from four primary sources: (1) software-as-a-service (“SaaS”) offerings; (2) other intellectual property (“IP”) based licenses; (3) software and data maintenance and support; and (4) business process outsourcing services (“BPaaS”).

The Company determines revenue recognition through the following steps, which are described in more detail below:

•	Identification of the contract or contracts with a customer;

•	Identification of the performance obligation(s) in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligation(s) in the contract; and

•	Recognition of revenue when, or as, a performance obligation is satisfied.

Agreements with customers often include multiple performance obligations, and these performance obligations are sometimes included in separate contracts. The Company considers an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

At contract inception, the Company assesses the product offerings or bundle of product offerings in their contracts to identify performance obligations that are distinct. A performance obligation is distinct when separately identifiable from other items in a bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify the performance obligations, the Company considers all of the product offerings promised in the contract.

The Company determines the transaction price based on the amount of consideration to which they expect to be entitled in exchange for transferring products or services to a customer. The Company contracts with customers contain variable consideration, which exists when the amount the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as usage-based fees. In instances when estimation is required, the Company estimates variable consideration in its contracts primarily using the most likely amount method by considering the single most likely amount in a limited range of possible consideration amounts. The Company develops estimates of variable consideration on the basis of historical information, current trends, and any other specific knowledge about future periods (e.g. customer plans to increase usage). For example, the Company contracts oftentimes contain a Service Level Agreement (“SLA”) promising a certain percentage of uptime or a maximum response time or other guarantees. Because history has shown the Company typically meets its SLA promises and any penalties incurred have been insignificant, the Company does not adjust the transaction price for SLA penalties as a significant revenue reversal is not probable. Variable consideration is constrained and not included in the transaction price when the Company believes a significant cumulative revenue reversal is probable (i.e., rebates and refunds). In addition, the Company’s long-term contracts (i.e., longer than one year) generally do not include a significant financing component. For contracts less than one year, the Company has elected to apply the practical expedient at ASC 606-10-32-18 to avoid adjusting the transaction price for a significant financing component when the period between the transfer of the promised good or service and related customer payment is one year or less.

Once the transaction price is determined, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in

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exchange for transferring the products or services to the customer (the “allocation objective”). The Company evaluates whether the allocation objective is met in a transaction by comparing the contractually-stated price to the stand-alone selling price (“SSP”) for each performance obligation.

In general, the Company prices products and services in contracts using discounted list price. List price is discounted generally by product regardless of any bundles purchased by the customer.

In the limited circumstances where list price cannot be used to determine SSP, the Company will utilize other observable prices or apply an estimation approach in order to determine SSP. SSP may be estimated using judgment considering all reasonably available information, such as market conditions, entity-specific factors, and information about the customer or class of customer. The Company maximizes the use of observable inputs and consistently applies its methods to estimate SSP of products or services with similar characteristics.

Revenues are recognized when the Company satisfies their respective performance obligations under the terms of a contract when control over the products and services is transferred to the customer.

The following describes the nature of the Company’s primary types of revenues and the revenue recognition policies and significant payment terms as they pertain to the types of transactions entered into with the Company’s respective customers.

SaaS Offerings

The Company offers SaaS solutions to customers that purchase remote access to their software and its functionality. SaaS solutions are sold by the majority of the Company’s entities across all the major geographies in which they operate. The primary SaaS solution sold by the Company is a vehicle claims workflow management platform that assists insurance companies and vehicle repair shops with various aspects of the claims process.

For the SaaS offerings, the nature of the promise to the customer is to stand ready to provide continuous access to the Company’s application platforms, and in some cases, to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the SaaS offering is generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. The Company typically satisfy its SaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended evenly throughout the period and customers benefit consistently throughout the contract term. As such, when SaaS is priced on a fixed-fee basis revenue is recognized ratably over the contract period. Certain SaaS offerings contain variable payments based upon the number of transactions processed in a given period. The Company has evaluated their variable payment terms related to our SaaS offerings and concluded that these payments generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized in the period when the control of the performance obligation is transferred to the customer.

The Company offers certain SaaS solutions with both offline and online functionality. Cloud-based solutions which include offline functionality represent more than one quarter of our total revenues. The Company evaluates the nature of the products to determine whether they represent two distinct performance obligations, or a single performance obligation. If the software license element of the product has limited functionality without the SaaS and is highly interdependent and interrelated with the SaaS, the Company treats the bundle as a single SaaS performance obligation. The total revenue generated from our Claims Management System, which was accounted for as a single performance obligation, was $471.6 million, $496.9 million and $545.0 million during the fiscal years ended March 31, 2022, 2021 and 2020, respectively. The total revenue generated from the Body Shop Management System and Vehicle Valuation System, each of which was accounted for as a single performance obligation, was immaterial for each period presented, respectively.

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Other IP-based Licenses

The Company licenses subsets of the data contained in its proprietary databases. The licensed data includes information on vehicle repair, diagnostic, service and maintenance, and vehicle part interchangeability. This data is sold to repair shops, salvage yards and tool manufacturers. Customers download the raw data to be used either locally or integrated into their own products and services. The licensed data is sold as a term license with updates or refreshes to the data occurring throughout the contract term. In certain instances, the nature of the data is dynamic and the frequent updates are integral to the value of the product. For these, the Company has concluded that although the data downloads are licenses by nature, they are akin to SaaS, and to be recognized over time. Otherwise, the licenses generally have significant stand-alone functionality to the customer upon delivery. The nature of the Company’s promise in granting the license to the data to a customer is to provide the customer a right to use our IP, and these licenses are generally considered distinct performance obligations. Therefore, revenue allocated to these IP-based licenses is typically recognized at a point in time upon delivery of the data.

Software and Data Maintenance and Support

The software and other IP-based licenses are typically sold with coterminous maintenance (i.e., a “subscription”). This service is bundled together with the licensed product for one combined price. Software and data maintenance include updates and version upgrades as well as technical support provided via phone, website or dedicated support technicians. Other IP-based product maintenance includes refreshes or updates of the raw data subset(s) downloaded by the customer. The Company satisfies the maintenance performance obligation over the contract term because the customer is expected to benefit from the service consistently throughout the contract. As such, revenue allocated to maintenance performance obligations is recognized ratably over the relevant contract terms as it represents a stand-ready performance obligation comprised of a series of distinct daily services.

BPaaS

The Company provides various BPaaS to customers that purchase access to the services on an as-needed basis. These services are primarily sold to insurance companies and vehicle dealerships.

The nature of the Company’s promise to the customer is to stand ready to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the services are generally viewed as stand-ready performance obligations comprised of a series of distinct daily services. The Company typically satisfies its BPaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended throughout the period given the nature of the promise is a stand-ready service. BPaaS is generally priced on a per transaction fee basis. The Company has evaluated its variable payment terms related to its BPaaS performance obligations and concluded that the fees generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized on the day in which the fees become billable to the customer.

Fleet Management Services

The Company provides fleet management services to certain customers that are primarily comprised of satellite or wireless communications hardware with embedded software and related monthly recurring messaging, wireless, and application subscription-based services and, in certain instances, extended or non-standard warranty services.

The satellite and wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation was based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both proprietary and will not function with third-party devices or software; the functionality of the combined solution is transformative since

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the features of the hardware and the applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e., collecting data and analyzing such data to provide fleet management services). Neither is merely additive to the other as there is no stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company has determined that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate. Rather, the average life of the hardware is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the fleet management services. In cases where the initial contract term is less than five years, a portion of the total contract consideration received represents a material right under which the Company promises to provide fleet management services on a discounted basis for the remaining useful of the hardware. As such, for contract durations of less than 5 years, there are two performance obligations, a combined performance obligation for the hardware and subscription representing fleet management services, and a material right to renew fleet management services on a discounted basis. The amount allocable to the fleet management service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between the hardware useful life of 5 years and the initial contract term.

Contract Costs

Contract costs primarily consist of sales commissions that are incremental to obtaining a contract with a customer. Additionally, contract costs include costs associated with the hardware sold to customers in connection with fleet management services which represent a cost of fulfilling the combined performance obligation contract in accordance with ASC 340-40 Other Assets and Deferred Costs—Contracts with Customers. These costs are capitalized and recorded in other current assets in the accompanying consolidated balance sheets. Those capitalized costs are amortized over the expected period of benefit, either commensurate with the recognition of revenue for the underlying products or services as the performance obligations are satisfied or over the shorter of the estimated customer life or estimated life of the technology provided in the underlying contract. The Company elected the ASC 606 policy election to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Sales and Related Taxes Collected

Sales and related taxes collected from customers and remitted to various governmental agencies are excluded from reported revenues in the consolidated statements of loss.

Cost of Revenues, Excluding Depreciation and Amortization

The Company incurs cost of revenue primarily through acquiring, managing, and delivering our offerings. These costs include personnel, information technology, data acquisition, and occupancy costs, as well as implementation and other professional services costs.

Acquisition and Related Costs

Acquisition and related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets, and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature, and incentive compensation arrangements with continuing employees of acquired companies.

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Foreign Currency Translation and Transactions

For the majority of the Company’s foreign subsidiaries, the local currency is its functional currency. Functional currencies of significant foreign subsidiaries include Euros, British Pounds, Swiss francs, Canadian dollars, Brazilian reals, and Mexican pesos.

Local currency financial results are translated into U.S. dollars based on average exchange rates prevailing during the reporting period for the consolidated statement of loss and certain components of the consolidated equity and are translated into U.S. dollars based on the exchange rate at the end of that period for our consolidated balance sheet. These translations resulted in net foreign currency translation adjustments, net of noncontrolling interest and tax, of $(142.9) million, $272.6 million and $(148.0) million during the fiscal years ended March 31, 2022, 2021 and 2020, respectively, which are recorded as a component of accumulated other comprehensive income (loss).

During the fiscal years ended March 31, 2022, 2021, and 2020, net foreign currency transaction losses (gains) recognized in other expense, net of tax in the consolidated statements of loss were $(132.3) million, $46.4 million, and $13.7 million, respectively.

Income Taxes

The Company is a corporation and, as a result, is subject to federal and state income taxes in the United States and certain foreign jurisdictions (primarily in France, Germany, Switzerland, Netherlands, Mexico, and Canada). Omnitracs Topco LLC is treated as a partnership for United States federal income tax purposes and therefore does not pay federal income tax on its taxable income. Instead, the Omnitracs Topco LLC members are liable for federal income tax on their respective shares of the Company’s taxable income reported on the members’ United States federal income tax returns.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

In determining income for financial statement purposes, the Company must make estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the ability to recover the Company’s deferred tax assets, the Company considers all available positive and negative evidence including past operating results, the existence of cumulative losses in the most recent years, and the forecast of future taxable income. In estimating future taxable income, the Company develops assumptions, including the amount of future state, federal, and non-U.S. pre-tax operating income; the reversal of temporary differences; and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage the underlying businesses.

The Company believes that it will generate sufficient future taxable income in the appropriate jurisdictions to realize the tax benefits related to the net deferred tax assets on the Consolidated Balance Sheets. However, any reduction in future taxable income, including any future restructuring activities, may require the Company to record an additional valuation allowance against deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on future earnings. Conversely, a decrease in the valuation allowance would reduce income tax expense recorded in the future.

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The Company determines whether it is more likely than not that a tax position will be sustained upon the technical merits of the position. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. The Company adjusts these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in an expense that is significantly different from the current estimate of the tax liabilities.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Changes in tax laws and rates could affect recorded deferred tax assets.

Redeemable Preferred Stock

The Company classifies its conditionally redeemable preferred shares, which are subject to redemption upon the occurrence of uncertain events not solely within our control, as temporary equity in the mezzanine section of the consolidated balance sheets, in accordance with the guidance enumerated in FASB ASC No. 480-10 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock.

The preferred shares, which are redeemable preferred securities, are reported at their current liquidation preference amount. Redeemable securities initially are recorded at their fair value minus the initial issue discount minus any bifurcated financial instruments and then are subsequently adjusted for changes in the preferred stock value in accordance with the following guidelines:

•

When an equity instrument is not currently redeemable, but it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), then changes in the redemption value are recognized as they occur, and the carrying amount of the instrument is adjusted to equal the current redemption value. An increase in the carrying amount of the instrument reduces income available to common shareholders in the calculation of earnings per share.

•

When the liquidation preference increases on preferred shares in a form of a dividend it is added to the preferred stock carrying amount and reduces income available to common shareholders in the calculation of earnings per share. The preferred shares were redeemed during the fiscal year ended March 31, 2022, refer to additional discussion in Note 7 – Mezzanine Equity.

Financial Instruments and Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, (ASC 820) defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a transaction measurement date. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date.

The ASC 820 three-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies, as follows:

•	Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

•

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar

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assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

•

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Derivatives

Derivatives to mitigate interest and foreign exchange rates risks financial instruments are recorded in the consolidated balance sheets at fair value. If the derivative is designated as a cash flow hedge or net investment hedge, the effective portions of the changes in the fair value of the derivative are initially recorded in accumulated other comprehensive loss and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. Ineffective portions of changes in the fair value of cash flow and net investment hedges are recognized as a charge or credit to earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each period with changes in fair value recognized in earnings.

Warrants

The Company evaluated the Solera Series A Warrants and Series B Warrants (collectively, the “Warrants”) under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded that they do not meet the criteria to be indexed to the Company’s own stock. Specifically, the settlement amount under the Warrants may be adjusted by items that are not permissible under the indexation guidance. As such, the Warrants do not meet the criteria under ASC 815-40 to be classified in equity. The Warrants are accounted for as a derivative liability because they contain a cash settlement provision and other bifurcated embedded derivatives classified as a liability. They are initially measured at issue-date fair value, and subsequently remeasured at each reporting period, with the resulting adjustment recognized as other income or expense. If upon the occurrence of an event resulting in the warrant liability or the embedded derivative liability being subsequently classified as equity, the fair value will be adjusted on such date-of-occurrence, with such date-of-occurrence fair value adjustment recognized as other income or expense, and then it will be classified as equity at such date-of-occurrence adjusted fair value. The Warrants were settled during the fiscal year ended March 31, 2022. Refer to Note 12—Derivative Financial Instruments for additional information.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs were $19.1 million, $11.5 million, and $15.4 million for the fiscal years ended March 31, 2022, 2021, and 2020, respectively.

Share-Based Compensation

Expenses related to share-based payment awards are recorded in the period to which the services rendered for these awards relate. These awards are in the form of stock options, restricted stock, restricted stock units (“RSUs”) and profits interests. Shares of common stock issued upon exercise of stock options will be from previously unissued shares. The grant date fair value of stock options and profits interests with vesting contingent upon the achievement of service and performance conditions are estimated using the Black-Scholes option pricing models, respectively. The grant date fair value of RSUs and restricted stock is determined based upon the fair value of the underlying common shares.

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Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of service conditions is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period, as compensation expense. Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of performance conditions is recognized on an accelerated basis over the derived service period when achievement of performance condition is considered probable. The Company accounts for forfeitures in compensation costs when they occur. No compensation cost is recorded for awards that do not vest.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility. The estimate of the expected term of options granted was determined using estimates of timing to a potential change of control transaction. The expected volatility is based on the volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size and financial leverage. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

Loss Per Share

The Company calculates basic loss per share by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of diluted shares, as calculated under the treasury stock method, which includes the potential effect of dilutive common stock equivalents, such as options to purchase common shares, and contingently issuable shares. If the entity reports a net loss, rather than net income for the period, the computation of diluted loss per share excludes the effect of dilutive common stock equivalents, as their effect would be anti-dilutive.

Guarantees

A liability is recognized for the fair value of any guarantees at the inception of a guarantee.

Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM is our Chief Executive Officer (“CEO”).

Under the provision of ASC 280, Segment Reporting, for the historical periods under common control, the Company has determined that there are four reportable segments: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions. See Note 20, “Segment Information,” for further information.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which modifies ASC 740 to simplify the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance in the first quarter of fiscal year 2022, and the adoption of this standard did not have a material impact to the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard addresses the risks from the

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discontinuation of the London Interbank Offered Rate (LIBOR) and provides optional expedients and exceptions to contracts, hedging relationships and other transactions that reference LIBOR if certain criteria are met. This guidance is effective and may be applied beginning March 12, 2020 through December 31, 2022. In January 2021 the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. This standard clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. This guidance is effective and may be applied beginning January 7, 2021 through December 31, 2022. We are currently evaluating the impact of adoption of the standards on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion Options (“Subtopic 470-20”) and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 also improves and amends the related Earnings Per Share guidance for both Subtopics. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 will be effective for annual reporting periods beginning after December 15, 2021. The Company will adopt the new standard in the first quarter of fiscal year 2023 and the adoption is not expected to have a material impact to the Company’s consolidated financial statements.

In April 2021, the FASB issued ASU 2021-04, which included Topic 260 “Earnings Per Share”. This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company will adopt the new standard in the first quarter of fiscal year 2023 and the adoption is not expected to have a material impact to the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, an update to accounting guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to their recognition and measurement. The update requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with the revenue recognition guidance. This generally will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree immediately before the acquisition date. Historically, such amounts were recognized by the acquirer at fair value. The update will be effective for the Company in the first quarter of 2023, with early adoption permitted. The Company will apply the update to applicable transactions occurring on or after the effective date. The impact on the Company’s consolidated financial statements will depend on the facts and circumstances of any future transactions.

3.	Business Combinations

The Company seeks acquisition targets with strong, entrepreneurial management teams that can be incented to drive achievement of targets, often in conjunction with performance based earn-outs. The Company seeks acquisition targets that can achieve acceptable margin levels within a reasonable amount of time. Finally, acquisition targets must have a strategic fit with the Company’s core operations.

Fiscal Year 2022

Omnitracs Acquisition

On June 4, 2021, the Company completed the acquisition of 92.28% of the equity of Omnitracs for total purchase consideration of $975.1 million. Consideration consisted of 119,281 shares of Solera common stock and 7.8% of the equity of DealerSocket, LLC and Solera, LLC, which hold the operating assets of DealerSocket and Solera, respectively. Subsequent to the close of the transaction, on June 7, 2021, the Company provided

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additional consideration of 7,915 shares of Solera common stock with the fair value of $20.0 million, to acquire additional units of Omnitracs representing an additional 0.22% interest in Omnitracs.

Upon completion of an initial public offering, the remaining existing equity holders of Omnitracs will have the option to exchange their remaining ownership in Omnitracs for 291,494 shares of Solera common stock at a future date. The consummation of the transaction resulted in Solera Global Corp. holding an over 90% controlling interest in the aggregate combined Solera, DealerSocket and Omnitracs operating entities. The acquisition costs incurred in the Omnitracs acquisition were $2.6 million which are recorded in acquisition and related costs in the consolidated statements of operations.

The Omnitracs transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Omnitracs had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The Company has determined the fair values of the assets acquired and liabilities assumed at the transaction date. The following table summarizes the purchase price allocation (in thousands):

Fair value of consideration transferred	$975,118

Estimated fair value of assets acquired:
Cash and cash equivalents	32,998
Accounts receivables, net	75,134
Other current assets	51,061
Property, plant and equipment	31,348
Intangible assets	788,040
Deferred income tax assets	4,141
Other noncurrent assets	67,408

Total assets acquired	1,050,130

Estimated fair value of liabilities assumed:
Accounts payable	32,547
Accrued expenses and other current liabilities	125,355
Current portion of long term debt	31,707
Long-term debt	1,042,811
Other noncurrent liabilities	126,753
Deferred income tax liabilities	50,106

Total liabilities assumed	1,409,279

Total identifiable net assets (liabilities)	(359,149)
Noncontrolling interest in Omnitracs	(81,577)
Goodwill	1,415,844

Fair value of consideration transferred	$975,118

The excess of the total equity value of Omnitracs (equal to the sum of fair value of consideration transferred and fair value of the noncontrolling interest) over net assets acquired was recorded as goodwill. The fair value of the noncontrolling interest in Omnitracs was determined to be $81.6 million as of the transaction date. Noncontrolling interest was measured based upon application of the pro rata share Omnitracs equity not acquired by the Company to the total fair value of Omnitracs equity outstanding at the transaction date. Based upon terms of the purchase agreement, the Company determined that no discount for lack of marketability was required in the determination of fair value for the noncontrolling interest. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is $108.0 million.

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Subsequent to the initial purchase price allocation for Omnitracs, the Company further evaluated the tax structure of Omnitracs, resulting in a determination that the Company would be able to undertake a tax-free liquidation of certain subsidiaries as necessary. This change resulted in a measurement period adjustment related to deferred tax liabilities and goodwill.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	22,000	5	5
Technology	329,440	5-6	5
Customer relationships	436,600	20	20

Total identified intangible assets	$788,040

Intangible assets acquired as a result of the Omnitracs acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair value of Customer Relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deductions portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

eDriving Acquisition

On June 1, 2021, the Company acquired 100% of the equity of eDriving, LLC (“eDriving”). eDriving, based in New Jersey, helps organizations around the world to reduce incidents, collisions, injuries, license violations, carbon emissions, and total cost of fleet ownership through its patented digital driver risk management programs. Total fair value of purchase consideration was $233.0 million, consisting of $202.4 million in cash paid at closing, $25.0 million in deferred cash consideration due on the one-year anniversary of the transaction, and contingent consideration of $5.7 million. Identifiable net assets acquired consisted predominantly of intangible assets of $76.7 million and goodwill of $159.7 million. eDriving is immaterial to the results of operations of the Company.

ENData Acquisition

On December 1, 2021, the Company acquired 100% of the equity of ENData Pty Ltd. (“ENData”). ENData, based in Queensland, Australia is a leader in the Australian property claims market. Total fair value of purchase consideration was $18.9 million Australian dollars (AUD) paid at closing. The USD equivalent purchase consideration was approximately $13.5 million.

Identifiable net assets acquired consisted predominantly of intangible assets of $7.1 million and goodwill of $7.2 million. ENData is immaterial to the results of operations of the Company.

Spireon Acquisition

On March 1, 2022, the Company, through a subsidiary of Omnitracs, acquired 100% of the equity of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. (collectively, “Spireon”) from Spireon Holdings, L.P. Total fair value of purchase consideration was $779.4 million, consisting of $396.3 million in cash paid at closing, a deferred cash payment of $125.0 million due on September 1, 2022, fair value contingent consideration

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of $45.6 million, payable in first quarter of calendar year 2023 in an amount not to exceed $87.5 million and tied to achievement of revenue and profitability metrics for calendar year 2022, and 24,221.57 Class A Units of Omnitracs Topco, LLC, representing fair value consideration of $212.5 million. The acquisition costs incurred in the Spireon acquisition were $5.8 million which are recorded in acquisition and related costs in the consolidated statements of operations.

The Spireon transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Spireon had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The Company has determined the preliminary fair values of the assets acquired and liabilities assumed at the transaction date. These values are subject to revision as the Company performs additional analysis of the assets acquired and liabilities assumed, including the assumptions utilized in assessing fair value acquired intangible assets. The following table summarizes the purchase price allocation (in thousands):

Fair value of consideration transferred	$779,413

Estimated fair value of assets acquired:
Cash and cash equivalents	5,867
Accounts receivables, net	16,754
Other current assets	32,447
Property, plant and equipment	19,016
Intangible assets	516,540
Other noncurrent assets	4,117

Total assets acquired	594,741

Estimated fair value of liabilities assumed:
Accounts payable	14,025
Accrued expenses and other current liabilities	44,852
Deferred income tax liabilities	105,885
Other noncurrent liabilities	29,464

Total liabilities assumed	194,226

Total identifiable net assets (liabilities)	400,515
Goodwill	378,898

Fair value of consideration transferred	$779,413

The excess of the total equity value of Spireon over net assets acquired was recorded as goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is zero.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	60,440	1.5 - Indefinite	4
Technology	141,790	9.5	9.5
Customer relationships	314,310	15 - 20	19.6

Total identified intangible assets	$516,540

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Intangible assets acquired as a result of the Spireon acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair value of Customer Relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deductions portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

Unaudited Pro Forma Financial Information

The amounts of revenue and earnings of Omnitracs included in the Company’s consolidated statement of loss from the acquisition date to the period ending March 31, 2022 are as follows (in thousands):

June 4, 2021 to March 31, 2022
Revenues	$412,788
Loss before income taxes	$(27,040)

The amounts of revenue and earnings of Spireon included in the Company’s consolidated statement of loss from the acquisition date to the period ending March 31, 2022 are as follows:

March 1, 2022 to March 31, 2022
Revenues	$19,986
Loss before income taxes	$(1,056)

The following unaudited pro forma financial information consolidates the unaudited consolidated results of operations as if the acquisition of Omnitracs and Spireon had occurred as of April 1, 2020 (in thousands):

Year Ended March 31, 2022
	Consolidated	Omnitracs	Spireon	Pro Forma Consolidated
Revenues	$2,205,076	87,420	175,632	$2,468,128
Depreciation and amortization	$400,828	32,665	55,684	$489,177
Interest expense, net	$465,032	—	19,993	$485,025
Loss before income taxes	$(217,813)	(13,102)	(77,442)	$(308,357)

Year Ended March 31, 2021
	Consolidated	Omnitracs	Spireon	Pro Forma Consolidated
Revenues	$1,661,515	452,057	155,877	$2,269,449
Depreciation and amortization	$313,450	178,252	53,739	$545,441
Interest expense, net	$326,687	—	21,810	$348,497
Loss before income taxes	$(198,990)	(79,357)	(40,488)	$(318,835)

The amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Omnitracs and Spireon to reflect additional depreciation, amortization, and other purchase accounting adjustments assuming the fair value adjustments to the property and equipment and intangibles assets and other purchase accounting adjustments have been applied on April 1, 2020.

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Fiscal Year 2021

During the fiscal year ended March 31, 2021, we acquired one business for approximately $10.7 million in cash paid at closing and additional future cash payments of up to $2.3 million contingent upon the passage of certain time-based milestones. The acquisition was immaterial to the consolidated financial statements of the Company.

4.	Intangible Assets and Goodwill

Intangible Assets

Intangible assets consist of the following (in thousands):

	March 31, 2022			March 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortized intangible assets:
Internally developed software	$361,863	$(256,235)	$105,628	$278,144	$(224,754)	$53,390
Purchased customer relationships	1,687,807	(597,003)	1,090,804	894,342	(503,360)	390,982
Purchased trade names and trademarks	72,010	(38,483)	33,527	39,761	(28,316)	11,445
Purchased technology and databases	1,714,961	(1,176,329)	538,632	1,223,902	(924,802)	299,100

	$3,836,641	$(2,068,050)	$1,768,591	$2,436,149	$(1,681,232)	$754,917
Intangible assets not subject to amortization:
Purchased trade names and trademarks with indefinite lives	330,538	—	330,538	287,765	—	287,765

	$4,167,179	$(2,068,050)	$2,099,129	$2,723,914	$(1,681,232)	$1,042,682

Amortization of intangible assets totaled $362.8 million, $280.5 million, and $312.5 million for fiscal years ended March 31, 2022, 2021, and 2020, respectively.

Estimated future amortization expense related to intangible assets subject to amortization at March 31, 2022 is as follows (in thousands):

2023	$387,828
2024	314,111
2025	234,105
2026	161,044
2027	120,833
Thereafter	550,670

Total	$1,768,591

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Goodwill

The activity for goodwill for the year ended March 31, 2022 is as follows (in thousands):

	Solera	DealerSocket	Vehicle Claims	Vehicle Repair	Vehicle Solutions	Fleet Solutions	Total
Balance at March 31, 2021	$4,489,379	$329,290	$—	$—	$—	$—	$4,818,669
Foreign currency translation effect for the three months ended June 30, 2021	45,338	—	—	—	—	—	45,338
Goodwill allocation	(4,534,717)	(329,290)	2,470,490	810,857	1,556,623	26,037	—
Current period acquisitions	—	—	15,088	—	309,141	1,638,630	1,962,859
Foreign currency translation effect for the nine months ended March 31, 2022	—	—	(164,050)	(19,945)	(30,565)	28,402	(186,158)

Balance at March 31, 2022	$—	$—	$2,321,528	$790,912	$1,835,199	$1,693,069	$6,640,708

5.	Revenue from Contracts with Customers

Disaggregation of Revenue

The Company primarily generates revenue from the United States (U.S.), United Kingdom and Europe but also generates revenue from operations in other areas around the world. The U.S. and the United Kingdom are the only countries that accounted for 10% or more of our consolidated revenues. The following table summarizes total revenues by geography (in thousands):

(in thousands)	U.S.	Europe (1)	United Kingdom	All Other	Total
Revenues:
Fiscal Year Ended March 31, 2022	$1,284,237	$420,009	$251,842	$248,988	$2,205,076
Fiscal Year Ended March 31, 2021	$860,875	$426,093	$244,367	$130,180	$1,661,515
Fiscal Year Ended March 31, 2020	$891,003	$424,494	$249,068	$145,857	$1,710,422

(1)	Excludes the United Kingdom.

The following table summarizes total revenues by type within each segment (in thousands):

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
Fiscal Year Ended March 31, 2022
SaaS	$591,054	$242,869	$472,116	$394,230	$1,700,269
Other IP-based Licenses	28,965	19,651	1,120	5,969	55,705
Software and Data Maintenance and Support	242	2,440	—	12,379	15,061
BPaaS	106,230	—	213,295	55,149	374,674
Other (1)	6,276	1,587	47,124	4,380	59,367

Total	$732,767	$266,547	$733,655	$472,107	$2,205,076

F-33

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
Fiscal Year Ended March 31, 2021
SaaS	$540,376	$244,638	$433,215	$—	$1,218,229
Other IP-based Licenses	28,954	4,873	37,292	—	71,119
Software and Data Maintenance and Support	4,486	353	252	—	5,091
BPaaS	100,419	—	193,327	27,463	321,209
Other (1)	5,324	5,218	35,325	—	45,867

Total	$679,559	$255,082	$699,411	$27,463	$1,661,515

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
Fiscal Year Ended March 31, 2020
SaaS	$611,651	$244,419	$429,076	$—	$1,285,146
Other IP-based Licenses	20,168	7,394	34,652	—	62,214
Software and Data Maintenance and Support	4,454	335	339	—	5,128
BPaaS	110,646	—	183,289	26,096	320,031
Other (1)	6,374	5,437	26,092	—	37,903

Total revenues	$753,293	$257,585	$673,448	$26,096	$1,710,422

(1) Primarily comprised of professional services and hardware.

Contract Balances

The unbilled accounts receivable and the contract cost asset amounts indicated below are presented within accounts receivable, net, and other current assets, respectively, in the consolidated balance sheets. The deferred revenue amounts indicated below are presented within accrued expenses and other current liabilities for short-term deferred revenue and within other noncurrent liabilities as it relates to long-term deferred revenue in the consolidated balance sheets. Generally, the customer contracts provide an unconditional right to be entitled to invoice and payment upon delivery of services and the right to receive consideration is not dependent upon the delivery of multiple performance obligations under the contract. As such, the unbilled accounts receivable included within contract asset balances are immaterial and if such balances exist, they are transferred to receivables when the rights to invoice and receive payment become unconditional.

Contract balances are as follows (in thousands):

	As of March 31,
	2022	2021
Unbilled Accounts Receivable	$19,814	$16,138
Contract Cost Assets	$88,769	$19,429
Deferred Revenue-Short Term	$183,388	$88,485
Deferred Revenue-Long Term	$129,322	$1,016

Amortization expense of contract cost asset is as follows (in thousands):

	Fiscal Year Ended March 31,
	2022	2021
Contract cost asset—amortization expense	$20,434	$6,895

F-34

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Changes in unearned revenue were as follows (in thousands):

Balance—beginning of period April 1, 2020	$82,756
Deferral of revenue	$412,690
Recognition of unearned (or deferred) revenue	(405,945)

Balance—end of period March 31, 2021	$89,501

Balance—beginning of period April 1, 2021	$89,501
Deferral of revenue	479,052
Recognition of unearned (or deferred) revenue	(446,741)
Acquisition of Omnitracs deferred revenue	148,668
Acquisition of Spireon deferred revenue	46,266
CTA	(4,036)

Balance—end of period March 31, 2022	$312,710

Transaction Price Allocated to Future Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. The Company has elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue is recognized equal to the amount the Company has the right to invoice. The value of the transaction price allocated to remaining performance obligations as of March 31, 2022 was $588 million. The Company expects to recognize the remaining performance obligations as revenue over the next five years. The Company expects to recognize approximately 49% of its remaining performance obligations as revenue over the next twelve months, and the remainder thereafter.

Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue that have not materialized, and adjustments for currency.

6.	Leases

The Company determines whether a contract is or contains a lease at contract inception. With respect to ROU assets, operating lease ROU assets are included in noncurrent assets, while finance lease ROU assets are included in property and equipment, net in the consolidated balance sheets. With respect to lease liabilities, the current portion of operating lease liabilities is in current operating lease liabilities, while the noncurrent portion of operating lease liabilities is in operating lease liabilities (net of current portion), in the consolidated balance sheets. The current portion of finance lease liabilities are included in accrued expenses and other current liabilities, while the noncurrent portion of finance lease liabilities are included in other noncurrent liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As the rate implicit in the lease is not readily determinable in most of our leases, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives received, and initial direct costs incurred. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

F-35

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In the consolidated statements of loss, lease expense for operating leases is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and amortization expense is recognized on the ROU asset over the lease term.

The Company has operating and finance leases for real estate, vehicles, and equipment. The leases have remaining lease terms ranging from a month to 10 years, some of which include options to extend the leases. The Company includes renewal options that are reasonably certain to be exercised as part of the lease term. In addition, some leases include options to terminate the lease. The Company generally negotiates these termination clauses in anticipation of any changes in market conditions; however, based on their historical experience and the intent of management with respect to these leases, the Company does not anticipate that they will exercise the majority of their termination options. The Company assumes the majority of its termination options will not be exercised when determining the lease term of our leases.

Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent.

The operating lease cost is $25.2 million, $22.0 million, and $27.8 million for the fiscal years ended March 31, 2022, 2021, and 2020, respectively. The finance lease interest expense and amortization of ROU assets is $0.2 million and $0.1 million, respectively, for the fiscal year ended March 31, 2022. The finance lease interest expense and amortization of ROU assets is $1.6 million and $3.8 million, respectively, for fiscal year ended March 31, 2021. The finance lease interest expense and amortization of ROU assets is $1.2 million and $2.2 million, respectively, for fiscal year ended March 31, 2020. Short-term lease cost and variable cost amounts included in the consolidated statements of loss are not material for the periods ended March 31, 2022, 2021, and 2020.

Other information related to related to leases is as follows (in thousands):

	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2021	Fiscal Year Ended March 31, 2020
Supplemental Cash Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$22,815	$19,112	$24,561
Operating cash flows from finance leases	$204	$780	$417
Financing cash flows from finance leases	$17	$136	$115
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	$4,117	$7,508	$66,986
Finance leases	$—	$—	$11,578

F-36

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Supplemental balance sheet information related to leases is as follows (in thousands except lease term and discount rate):

	March 31, 2022	March 31, 2021
Lease ROU assets:
Operating leases	$50,376	$34,073
Finance leases, net of amortization	$—	$8,878

Lease liabilities:
Current operating lease liabilities	$18,245	$11,348
Operating lease liabilities (net of current portion)	57,086	28,127

Total operating lease liabilities	$75,331	$39,475

Accrued expenses and other current liabilities	$—	$887
Other noncurrent liabilities	—	10,349

Total finance lease liabilities	$—	$11,236

	March 31, 2022
	Operating Leases	Finance Leases
Weighted average remaining lease term (in months)	59.8	—
Weighted average discount rate	5.8%	—%

	March 31, 2021
	Operating Leases	Finance Leases
Weighted average remaining lease term (in months)	54.6	218
Weighted average discount rate	4.9%	7.4%

Future lease payments under non-cancelable leases as of March 31, 2022 are as follows (in thousands):

Operating Leases
2023	$20,621
2024	18,981
2025	15,999
2026	10,103
2027	8,119
Thereafter	11,736

Total future undiscounted lease payments	$85,559
Less: Imputed interest	(10,228)

Total reported lease liabilities	$75,331

For the fiscal year ended March 31, 2022, the Company decided to abandon five leased properties and is actively looking to sublease all. As a result, the Company reclassified $8.7 million and $11.2 million of finance lease assets and liabilities, respectively, to those of operating lease assets and liabilities, and recognized asset impairment charges of $14.6 million related to the right-of-use asset.

F-37

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

7.	Mezzanine Equity

Mezzanine	Equity Activity

The following table summarizes the Solera Series A Preferred Stock, Series B Preferred Stock and Non-controlling interest activity (in thousands, except per share data):

	Solera Redeemable Series A Preferred Stock		Solera Redeemable Series B Preferred Stock		Total Solera Redeemable Preferred Stock	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2019	1,072,265	$1,112,265	250,000	$387,891	$1,500,156	$111,472
Net Income	—	—	—	—	—	6,029
Other comprehensive loss attributable to noncontolling interest	—	—	—	—	—	(909)
Dividends and distributable to noncontrolling interest	—	—	—	—	—	(14,003)
Paid-in-kind dividends gross up-PIK	107,380	107,380	—	56,258	163,638	—
Adjustment to redemption value for early redemption premium	—	(20,000)	—	(6,250)	(26,250)	—
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	8,141

Balance at March 31, 2020	1,179,645	1,199,645	250,000	437,899	1,637,544	110,730
Net Income	—	—	—	—	—	6,702
Other comprehensive income attributable to noncontolling interest	—	—	—	—	—	6,619
Dividends and distributable to noncontrolling interest	—	—	—	—	—	(7,926)
Paid-in-kind dividends gross up-PIK	117,799	117,799	—	64,357	182,156	—
Adjustment to redemption value for early redemption premium	—	(20,000)	—	—	(20,000)	—
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	18,125

Balance at March 31, 2021	1,297,444	1,297,444	250,000	502,256	1,799,700	134,250
Net Income	—	—	—	—	—	8,647
Other comprehensive loss attributable to noncontrolling interest	—	—	—	—	—	(9,883)
Dividends and distributable to noncontrolling interest	—	—	—	—	—	(8,083)
Paid-in-kind dividends gross up-PIK	22,255	22,255	—	12,266	34,521	—
Revaluation of redeemable noncontrolling interest	—	—	—	—	—	(6,095)
Redemption of preferred stock	(1,319,699)	(1,319,699)	(250,000)	(514,522)	(1,834,221)	—

Balance at March 31, 2022	—	$—	—	$—	$—	$118,836

F-38

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the DealerSocket Series A Preferred Stock, Series B Preferred Stock and Non-controlling interest activity (in thousands, except per share data):

	DealerSocket Redeemable Series A Preferred Stock		DealerSocket Redeemable Series B Preferred Stock		Total DealerSocket Redeemable Preferred Stock
	Shares	Amount	Shares	Amount	Amount
Balance at April 1, 2019	—	$—	137,139	$415,002	$415,002
Additional capital contribution	137,364	236,718	—	—	236,718
Share-based compensation expense	—	—	—	2,290	2,290
Withholdings for taxes related to net settlement of stock options	—	—	—	(218)	(218)

Balance at March 31, 2020	137,364	236,718	137,139	417,074	653,792
Share-based compensation expense	—	—	365	648	648

Balance at March 31, 2021	137,364	236,718	137,504	417,722	654,440
Redemption of preferred stock	(137,364)	(236,718)	(137,504)	(417,722)	(654,440)

Balance at March 31, 2022	—	$—	—	$—	$—

Redeemable Solera Series A Preferred Stock and Series B Preferred Stock

On March 4, 2016, Solera entered into securities purchase agreements (“Securities Purchase Agreements”), pursuant to which Solera issued an aggregate of 800,000 Series A preferred shares and 250,000 Series B preferred shares, $0.00001 par value per share (the “Series A Preferred Stock and the Series B Preferred Stock”), in payment of an aggregate of $800 million ($784 million net of initial discount of $16 million) and $250 million, respectively. Certain rights, preferences, privileges, and restrictions of the Series A Preferred Stock and the Series B Preferred Stock are summarized below:

•

Ranking—The Series A Preferred Stock ranks senior to the common stock and to any other preferred stock. The Series B Preferred Stock ranks senior to the common equity and any other class of preferred equity, other than the Series A Preferred Equity.

•	Warrants—Warrants provided to the purchasers of the preferred stock were issued pursuant to the Securities Purchase Agreements and warrant agreements (“the agreements”) consisting:

•

120,000 detachable Warrants for Series A Preferred Stock of $120 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series A shares.

•

50,000 detachable Warrants for Series B Preferred Stock of $50 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series B shares.

•

Dividend—The Series A Preferred Stock Liquidation Preference will increase at the rate of 9.5%, per annum, accumulating on a daily basis, compounding quarterly, in the form of a dividend accrual on the Liquidation Preference and payable in kind in additional shares. The Series B Preferred Stock Liquidation Preference will increase at the rate of 14%, per annum, accumulating on a daily basis, compounding semi-annually, in the form of a dividend accrual on the Liquidation Preference and payable in kind through increase in the stated value. The dividend however is only payable in connection with the payment of the Liquidation Preference upon the liquidation, dissolution or winding up of Solera or upon redemption of Series A Preferred Stock or Series B Preferred Stock, and in each case exchange for the surrender of the Series A Preferred Stock or Series B Preferred Stock.

•

Dividend Step-Ups—For Series A Preferred Stock 1.0% on the 7th, 8th, 9th and 10th anniversaries of March 31, 2016 and for Series B Preferred Stock 1.0% on the 6th, 7th, 8th, 9th and 10th anniversaries of March 31, 2016.

F-39

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Dividend received deduction gross-up (“DRD”)—Issuer to make gross-up payment to the holders of Series A Preferred Stock or Series B Preferred stock if distributions (including certain deemed distributions) are made for which such holders do not receive the benefit of the dividends received deduction (“DRD”) for tax purposes (e.g., because there is not sufficient earnings and profits for the distribution to qualify as a dividend or because a distribution made in the first two years after the closing is treated as an “extraordinary dividend” for tax purposes). Failure to make DRD gross-up payment when due will constitute an Event of Default.

•

Liquidation event—Upon the liquidation, dissolution or winding up of Solera, each share of Series A Preferred Stock or Series B Preferred Stock is entitled to receive upon the surrender and cancellation of such shares (and prior to any distribution to holders of other equity securities), an amount equal to $1,000 per share plus all accrued dividends (the “Liquidation Preference”). A merger, consolidation, share exchange or other reorganization resulting in a change in control of the Company, or any sale of all or substantially all of the Company’s assets, will be deemed a liquidation and winding up for purposes of the Company’s obligation to pay the Liquidation Preference.

•

Optional redemption—Series A Preferred Stock is callable at 105.0% between March 3, 2019 and prior to March 3, 2020, callable at 102.5% between March 3, 2020 until but not including March 3, 2021 and par on or after March 3, 2021. Series B Preferred Stock is callable 102.5% between March 3, 2019 until but not including March 3, 2020 and par on or after March 3, 2020.

•

Mandatory redemption—Issuer must make an irrevocable unconditional offer to redeem all of a Preferred Equity holder’s share (and such holder may accept the offer as to some or all such shares) at the applicable redemption price upon (i) a liquidation, dissolution or wind up of Solera, Solera Parent Holding, LLC, Solera, LLC or any material subsidiary, (ii) an insolvency event constituting an “Event of Default”, (iii) a change of control of Issuer or (iv) an acceleration of material indebtedness as described under “Specified Event of Default”.

Solera applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. Solera classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of Solera, as temporary equity in the mezzanine section of the consolidated balance sheets.

Solera determined that the DRD liability is an embedded feature and the Warrant liability is a free-standing financial instrument that would require separate reporting as a derivative instrument. The Series A Preferred Stock was initially recorded at the fair value of $800 million as of March 4, 2016, reduced by the initial issue discount of $16 million, the fair values of the warrants derivative liability of $57.9 million and the DRD derivative liability of $34.2 million, for a net value of $691.9 million. The Series B Preferred Stock was initially recorded at the fair value of $250 million as of March 4, 2016, reduced by the fair values of the warrants derivative liability of $24.1 million and the DRD derivative liability of $18.7 million, for a net value of $207.2 million.

On June 4, 2021, the Company redeemed the outstanding Series A and Series B Preferred Stock for $1,834.2 million.

Redeemable DealerSocket Series A Preferred Stock and Series B Preferred Stock

The DealerSocket Series A Preferred Stock have preferential liquidation and dividend rights and are non-voting, and the DealerSocket Series B Preferred Stock have voting rights. While there is no guaranteed dividend yield, these shares do have some preferential rights. Change of Control Transaction would trigger the preferred shareholders’ liquidation rights. A Change of Control Transaction is defined as (i) the owners are no longer beneficially owning at least 50% of the aggregate fair market value of all equity, or (ii) the owners no longer having a majority of votes on the board.

F-40

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

DealerSocket applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. DealerSocket classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of DealerSocket, as temporary equity in the mezzanine section of the consolidated balance sheets.

Redeemable Noncontrolling Interest

The noncontrolling stockholders of certain majority-owned subsidiaries of Solera have the right to require Solera to redeem their shares at the then fair market value. Accordingly, the Company has presented these redeemable noncontrolling interests as a mezzanine item in the consolidated balance sheets. If redeemable at fair value, the redeemable noncontrolling interests are reported at their fair value with any adjustment of the carrying value to fair value recorded to consolidated capital in consolidated equity. The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model.

The Company does not have any indication that the exercise of the redemption rights is probable within the next twelve months. Further, the Company does not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercise their redemption rights, the Company believes that the consolidated Company has sufficient liquidity to fund such redemptions.

8.	Other Financial Statement Captions

Other Current Assets

Other current assets consists of the following (in thousands):

	March 31,
	2022	2021
Inventory	$68,779	$1,022
Contract assets	57,879	10,824
Other	29,460	26,788

Other Current Assets	$156,118	$38,634

Property and equipment

Property and equipment, net consists of the following (in thousands):

	March 31,
	2022	2021
Land and buildings	$8,275	$8,521
Machinery and equipment	7,544	7,419
Furniture and fixtures	11,730	13,863
Data processing equipment	195,493	134,183
Leasehold improvements	32,242	38,552
Software licenses	62,726	63,827
Finance lease ROU assets	—	9,469

Property and equipment, gross	318,010	275,834
Less: Accumulated depreciation	(189,205)	(203,696)

Property and equipment, net	$128,805	$72,138

Depreciation expense was $38.0 million, $33.0 million, and $43.1 million for the fiscal years ended March 31, 2022, 2021, and 2020, respectively.

F-41

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	March 31,
	2022	2021
Accrued payroll and benefits	$75,901	$46,804
Accrued incentive compensation	49,100	48,964
Accrued non-income based taxes	35,518	32,785
Customer deposits and advance payments	23,521	22,676
Accrued contingent purchase consideration	51,391	1,764
Accrued interest	52,448	17,528
Accrued restructuring charges	733	6,433
Liability classified share-based compensation awards	120,389	—
Accrued professional fees	23,629	14,665
Accrued license fees	34,712	7,264
Other	61,669	53,507

Accrued expenses and other current liabilities	$529,011	$252,390

Other expense (income), net

Other expense (income), net consists of the following (in thousands):

	Fiscal Year Ended March 31,
	2022	2021	2020
Investment income	$(1,942)	$(436)	$(2,018)
Foreign exchange losses (gains)	(132,317)	46,371	13,728
Losses on change in fair value - Solera Warrants and DRD	25,515	114,310	118,520
Losses (gains) on other derivative financial instruments not designated as hedges	(28,206)	28,982	(36,577)
Losses (gains) on asset sales	1,539	(121)	1,555
Loss on debt extinguishment	111,413	—	—
Other expense	3,715	8,429	2,686

Other expense (income), net	$(20,283)	$197,535	$97,894

Allowance for Doubtful Accounts

Allowance for doubtful accounts activity consists of the following (in thousands):

	Fiscal Year Ended March 31,
	2022	2021	2020
Balance at beginning of period	$19,413	$15,029	$13,320
Net additions charged to expense	27,796	20,318	16,856
Deductions (1)	(13,348)	(16,743)	(14,392)
Other (2)	12,449	809	(755)

Balance at end of period	$46,310	$19,413	$15,029

(1)	Deductions for allowance for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries.
(2)	Represents balances acquired in connection with business combinations and changes in foreign currency.

F-42

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

9. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes foreign currency translation adjustment and changes in the funded status of defined benefit pension plans, net of related income tax effect, that are excluded from the consolidated statements of loss and are reported as a separate component in stockholders’ equity.

The following tables summarize the changes in accumulated other comprehensive loss (in thousands):

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss
Balance at April 1, 2021	$(70,795)	$(371)	$(71,166)
Other comprehensive income (loss) before reclassifications, net of tax	(142,899)	4,113	(138,786)

Balance at March 31, 2022	$(213,694)	$3,742	$(209,952)

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss
Balance at April 1, 2020	$(343,354)	$690	$(342,664)
Other comprehensive income (loss) before reclassifications, net of tax	272,559	(1,061)	271,498

Balance at March 31, 2021	$(70,795)	$(371)	$(71,166)

10. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize the assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair Value Measurements Using:
	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value at March 31, 2022:
ASSETS:
Cash and cash equivalents	$348,150	$348,150	$—	$—
Restricted cash (1)	$7,850	$7,850	$—	$—
Derivative financial instruments classified as other current assets (2)	$1,033	$—	$1,033	$—
LIABILITIES:
Current derivative financial instruments (2)	$14,065	$—	$14,065	$—
Derivative financial instruments classified as other noncurrent liabilities	$10,513	$—	$10,513	$—
Accrued contingent purchase consideration (3)	$51,391	$—	$—	$51,391
Redeemable noncontrolling interests	$118,836	$—	$—	$118,836

F-43

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

		Fair Value Measurements Using:
	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value at March 31, 2021:
ASSETS:
Cash and cash equivalents	$424,686	$424,686	$—	$—
Restricted cash (1)	$6,436	$6,436	$—	$—
Derivative financial instruments classified as other current assets (2)	$624	$—	$624	$—
LIABILITIES:
Current derivative financial instruments (2)	$369,143	$—	$21,060	$348,083
Derivative financial instruments classified as other noncurrent liabilities	$29,777	$—	$29,777	$—
Accrued contingent purchase consideration (3)	$1,764	$—	$—	$1,764
Redeemable noncontrolling interests	$134,250	$—	$—	$134,250

(1)

Included in other current assets and other noncurrent assets in the accompanying consolidated balance sheets. Restricted cash primarily relates to funds held in escrow for the benefit of customers and the sellers of acquired businesses, and facility lease deposits.

(2)

Derivative to mitigate interest and foreign exchange rate risks; financial instruments valued using Level 2 Inputs while Warrants and DRD Derivative financial instruments liabilities valued using Level 3 Inputs, see description below.

(3)	Included in accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying consolidated balance sheets.

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash, primarily consist of bank deposits, money market funds and bank certificates of deposit. The fair value of cash equivalents is determined using quoted market prices for identical assets (Level 1 inputs).

Warrants and DRD Derivative financial instruments liabilities valued using Level 3 Inputs

The fair value of the DRD embedded derivative was determined based on a discounted cash flow model and the fair value of the Warrants liability was determined based on a Black Scholes Merton model. The holder of the Series A Preferred and/or Series B Preferred are entitled to purchase from Solera’s shares of common stock at an exercise price of $1,000 per share at any time or from time to time after the issue date. Expiration date is 60 days after full redemption or repurchase of Series A Preferred shares or Series B Preferred share. See assumption used for the fair value valuations in Note 12 - Derivative Financial Instruments for additional information.

The warrants were exercised in July 2021 through a cashless exercise resulting in the issuance of 102,639 shares of common stock. The DRD liability of $114.6 million was paid in September 2021. These liabilities were settled at fair value with all changes in fair value through the settlement date being recognized in other expense (income), net. Refer to Note 12 - Derivative Financial Instruments for additional information.

Derivatives to mitigate interest and foreign exchange rate risks valued using Level 2 Inputs

The fair value of derivative financial instruments is estimated using industry standard valuation techniques that utilize market-based observable inputs to extrapolate future reset rates from period-end yield curves and standard valuation models based on a discounted cash flow model. Market-based observable inputs including

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spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models (Level 2 inputs). The fair value also considers estimates for the credit related risk that the swap contracts will not be fulfilled.

Accrued contingent purchase consideration

Contingent future cash payments related to business combinations that are not deemed to be compensatory are accrued at fair value as of the acquisition date. The fair value measurement at each reporting date is reassessed. Fair value is determined by estimating the present value of potential future cash payments that would be earned upon achievement by the acquired business of certain financial performance, product-related, integration and other objectives. The estimate of fair value considers a range of possible cash payment scenarios using information available as of the reporting date, including the recent financial performance of the acquired businesses (Level 3 inputs).

The following table summarizes the activity in accrued contingent purchase consideration which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) (in thousands):

	Fiscal Year Ended March 31,
	2022	2021
Balance at beginning of period	$1,764	$1,467
Current period acquisitions	51,308	1,148
Change in fair value	(48)	(517)
Payments	(1,405)	(204)
Effect of foreign exchange	(228)	(130)

Balance at end of period	$51,391	$1,764

Redeemable noncontrolling interests

The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model. The fair value also considers a market approach, which considers comparable companies and transactions, including transactions with the noncontrolling stockholders of the majority-owned subsidiaries in which these minority interests exist.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the entity and achieving the projected cash flows. A weighted average cost of capital of a market participant, which is an unobservable input, is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each entity. Multiples based on a selection of comparable companies and acquisition transactions are considered, discounted for each entity to reflect the relative size, diversification and risk of the entity in comparison to the indexed companies and transactions.

Although Solera considered the fair value under both the income and market approaches, Solera estimated the fair value of its redeemable noncontrolling interests based solely upon the income approach, using Level 3 inputs, as Solera believes this is the better indicator of fair value. The significant unobservable inputs in the discounted cash flow model included a discount rate and a long-term growth rate. The discount rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of March 31, 2022 using the income approach ranged between 12% and 14%, with a weighted average discount rate of 12.5%, reflecting a market participant’s perspective as a noncontrolling shareholder in a privately-held subsidiary. The long-term

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growth rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of March 31, 2022 using the income approach was 3%.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

No assets or liabilities, other than those considered as held-for-sale, goodwill and certain indefinite-lived trademarks, which were based upon level 3 inputs, were required to be measured at fair value on a nonrecurring basis as of March 31, 2022 and 2021.

Fair Value of Other Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, the related party note and accrued expenses, approximate fair value due to their short-term nature. The 1L and 2L credit facilities are valued using market-observable information for debt instruments that are traded on secondary markets. The fair value of these credit facilities was $8.1 billion as of March 31, 2022. The senior secured credit facilities were repriced on February 28, 2018 at par value, and the Company believes the carrying value of its senior secured credit facilities approximated fair value as of March 31, 2021 given there has been no change in the Company’s credit rating since the repricing.

11.	Debt

Debt consists of the following (in thousands):

	March 31,
	2022	2021
Solera 1L credit facility	$5,634,983	$—
Solera 2L credit facility	2,430,279	—
Related party note	83,979	—
Solera senior secured credit facilities	—	2,417,907
Solera senior unsecured notes	—	1,982,878
DealerSocket senior secured line of credit	—	115,429
DealerSocket note	—	81,896
Other vendor financing	—	88

Total debt (1)	$8,149,241	$4,598,198

(1) The balance as of March 31, 2022 as it relates to 1L credit facility is after discount of $24.3 million and the balance as it relates to the 2L credit facility is after discount of $69.7 million. The balance as of March 31, 2021 as it relates to senior secured credit facilities is after discount of $18.7 million and the balance as it relates to the senior unsecured notes due March 2024 is after net discount of $22.1 million. The balance as of March 31, 2021, as it relates to DealerSocket senior secured credit facilities is after discount of $1.3 million.

The components of debt consist of the following (in thousands):

	March 31,
	2022	2021
Total debt	$8,149,241	$4,598,198
Less: Unamortized debt issuance costs (1)	(91,348)	(22,874)

Total debt, net of unamortized debt issuance cost	8,057,893	4,575,324
Less: Current portion	(53,910)	(110,714)
Less: Related party note	(83,979)	—

Long-term portion	$7,920,004	$4,464,610

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(1) Unamortized debt issuance costs as of March 31, 2022 include $60.8 million related to the 1L credit facility, $24.2 million related to the 2L credit facility, and $6.3 million related to the revolving line of credit facility. Unamortized debt issuance costs as of March 31, 2021 include $10.5 million related to the senior unsecured notes due March 2024, $7.8 million and $2.7 million related to the senior secured Dollar and Euro term loan facilities, respectively, and $1.7 million related to the revolving line of credit facility. Unamortized debt issuance costs for DealerSocket as of March 31, 2021 include $0.2 million related to the senior secured Dollar term facility.

Future minimum principal payments on the outstanding debt as of March 31, 2022 are as follows (in thousands):

2023	$53,910
2024	137,889
2025	53,910
2026	53,910
2027	348,910
Thereafter	7,594,713

Total	$8,243,242

Solera 1L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 – Business Combinations, and the DealerSocket merger, Solera entered into the 1L Credit Facility with a consortium of lenders on June 4, 2021. The 1L Credit Facility consist of term loans comprised of three tranches; the first denominated in US Dollars an in an initial aggregate principal amount of $3,380 million, the second denominated in British Pounds Sterling in an initial aggregate principal amount of £300 million, and the third denominated in Euro in an initial aggregate principal amount of €1,200 million. The US Dollar denominated term loan bears interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 4.0% per annum with a minimum LIBOR rate of 0.50%; the British Pounds Sterling denominated term loan bears interest at a rate equal to SONIA plus an applicable margin of 5.25% with a minimum SONIA rate of 0%; the Euro denominated term loan bears interest at a rate equal to Euribor plus an applicable margin of 4.0% with a minimum Euribor rate of 0%.

The carrying amount of each tranche, excluding debt issuance costs, at March 31, 2022 is $3,647 million, $389 million, and $1,304 million for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The effective interest rate of each tranche at March 31, 2022 is 4.79%, 6.11%, and 4.30% for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The 1L term loans mature on June 3, 2028.

Solera will also have access to up to $500 million under a revolving credit facility, which includes a $175 million sublimit for letters of credit, and up to $100 million in swing line loan commitments. Both letters of credit and swing line loans reduce the availability under the revolving credit facility on a dollar for dollar basis. Loans under the revolving credit facility can bear interest at either an applicable LIBOR rate plus an applicable margin of 3.50% or at an applicable Alternative Base Rate comprised of the “Prime Rate” as published by the WSJ plus an applicable margin of 2.50%. Solera has $295 million outstanding borrowings on the revolving credit facility as of March 31, 2022. The revolving credit facility matures on June 3, 2026. As of March 31, 2022, the 1L Credit Facility includes the cumulative gain from the effect of foreign exchange on the British Pound Sterling term loan of $(30.4) million and $(139.9) million on the Euro term loan. As of March 31, 2022, the Borrowers had $187.9 million of availability remaining under the revolving credit facility.

Solera’s 1L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The financial covenant requires Solera to maintain a maximum first lien leverage ratio of 7.0 to 1.0, however this covenant is only in effect if Solera is utilizing greater than 35% of

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outstanding revolving credit commitments. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of March 31, 2022, the Company was in compliance with its specified covenants.

Solera 2L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 – Business Combinations, and the DealerSocket merger, Solera entered into the 2L Credit Facility with a consortium of lenders. The 2L Credit Facility consists of term loans denominated in US Dollars in an initial aggregate principal amount of $2,500 million. The 2L term loans bear interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 8.0% with a minimum LIBOR rate of 1.0%. The effective interest rate at March 31, 2022 is 9.86%. The 2L term loans mature on June 3, 2029.

Solera’s 2L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of March 31, 2022, the Company was in compliance with its specified covenants.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note (the “Related Party Note”). Interest on the Related Party Note accrues at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Interest expense incurred for the fiscal year ended March 31, 2022 totaled $0.6 million. Prior to the amendment of the Related Party Note, the principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, was due at maturity on April 13, 2022. Following the amendment, the maturity date was extended to April 12, 2023 and the interest rate on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 1.95%. The Company used the proceeds to pay down a portion of the revolving credit facility.

Spireon Acquisition

In connection with the Spireon Acquisition, the Company and certain of its subsidiaries borrowed additional first lien term loans (the “Incremental First Lien Term Loans”) under the First Lien Credit Agreement (as defined below) in an aggregate principal amount of $300.0 million and borrowed Revolving Loans (as defined below) under the Revolving Credit Facility (as defined below) in an aggregate principal amount of $100.0 million (collectively, the “Spireon Borrowings”). The Incremental First Lien Term Loans have the same terms as, and constitute a fungible class of term loans with, the First Lien Term Loans denominated in U.S. dollars borrowed in June 2021. Net proceeds of the Spireon Borrowings, together with cash on hand, were used to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and the Spireon Borrowings.

Historical Debt Payoffs

Solera used the proceeds from the 1L and 2L credit facilities to pay off the Solera senior secured credit facilities, the Solera senior unsecured notes, the DealerSocket senior secured line of credit, and the Omnitracs first lien and second lien term loans. The Company analyzed the payoff of these facilities pursuant to the guidance in ASC No. 470-50, Debt—Modifications and Extinguishments, resulting in a debt extinguishment and recorded a loss on extinguishment of $111.4 million within other expense (income) in the fiscal year ended March 31, 2022. As part of the extinguishment, the Company wrote off $19.7 million of debt issuance costs.

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Additionally, in September 2021, Solera repaid the principal and accrued paid-in-kind interest of the DealerSocket related party note in full. The Company recognized no gain or loss on the repayment and there were no debt issuance costs written off.

12.	Derivative Financial Instruments

In the normal course of business, the Company is exposed to variability in interest rates and foreign currency exchange rates. The Company uses derivatives to mitigate risks associated with this variability. The Company does not use derivatives for speculative purposes.

The following is a summary of derivative financial instruments outstanding as of March 31, 2022:

•

In March 2015, Solera entered into a pay fixed Euros / receive fixed U.S. dollars cross-currency swap with a notional amount of €174.8 million. Under the terms of the cross-currency swap, Solera pays Euro fixed coupon payments at 4.725% and receive U.S. dollar fixed coupon payments at 6.000% on the notional amount. The maturity date of the cross-currency swap was June 15, 2021. The cross-currency swap was designated as a net investment hedge at inception. Solera reported the effective portion of the gain or loss on this hedge as a component of accumulated other comprehensive loss in consolidated equity and reclassified these gains or losses into earnings when the hedged transaction affects earnings. In October 2015, Solera de-designated the cross-currency swap as a net investment hedge. Upon de-designation, changes in the fair value of the cross-currency swap are recognized in other expense (income), net in the consolidated statements of loss.

•

In July 2015, Solera entered into a pay fixed Euros / receive fixed U.S. dollars cross-currency swap with a notional amount of €274.0 million. Under the terms of the cross-currency swap, Solera pays Euro fixed coupon payments at 5.585% and receives U.S. dollar fixed coupon payments at 6.125% on the notional amount. The maturity date of the cross-currency swap is November 1, 2023. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense (income), net in the consolidated statements of loss.

•

Omnitracs had two outstanding interest rate swaps at acquisition. These contracts require the Company to pay the counterparties a fixed rate of 0.261% on the $350 million contract and 0.236% on the $150 million contract. In return, the counterparties pay the Company variable interest at LIBOR with a floor of 0%. The interest rate swaps expire in December 2022. The interest rate swaps were not designated as hedges at inception. Changes in the fair value of these interest rate swaps are recognized in other expense, net in the consolidated statements of loss. In January 2022, the interest rate swaps were terminated resulting in termination payments of $1.3 million from the counterparties paid to the Company.

•

In June 2021, the Company entered into a pay fixed Pound Sterling / receive fixed U.S. dollars cross-currency swap with a notional amount of £130.0 million. Under the terms of the cross-currency swap, Solera pays Pound Sterling fixed coupon payments at 6.901% and receives U.S. dollar fixed coupon payments at 6.000% on the notional amount. The maturity date of the cross-currency swap is June 15, 2022. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense, net in the consolidated statements of loss.

Warrants and DRD derivative financial instruments issued on March 4, 2016 (See Note 7 and Note 10):

•

Solera Warrants Liability—Upon the issuance of Series A and B Preferred Stock with detachable warrants, it was determined that the warrants are free-standing financial instrument features that required bifurcation and separate reporting as derivative instruments. These instruments are adjusted to fair value as of each reporting date. The fair value as of exercise was based on a stock price of $2,524 per share. All outstanding warrants were net settled on June 28, 2021 with the issuance of 102,639

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shares of the Company’s common stock. An additional $22.8 million of expense was recognized to accrete the warrant liability to fair value as of exercise date. The assumptions used for the valuation at March 31, 2021 are included in the below table:

	March 31,	Inception
	2021
Expected term	0.33 years	5.08 years
Value of stock (Underlying price )	$2,389	$1.000
Exercise price per share	$1.000	$1.000
Expected volatility	57.5%	55.0%
Expected dividend yield	—	—
Risk-free interest rate	0.04%	1.34%

•

Solera DRD Liability—The Solera Series A and B Preferred Stock required the issuer to make gross-up payments to the holders of the shares if distributions are made for which such holders do not receive the full benefit of the DRD for tax purposes. Solera determined that the DRD feature is an embedded feature that would require bifurcation and a separate reporting as derivative instruments. The Company used discounted cash flows of expected payments to determine the fair value of the feature at each reporting date. The preferred shares were redeemed in June 2021 and the DRD liability of $114.6 million was settled in cash on September 2, 2021. An additional $2.8 million of expense was recognized to accrete the DRD liability to fair value as of the date of redemption.

•

The Company valued the bifurcatable features at fair value and classified them as current liabilities on the consolidated balance sheets. The Company revalues these features at each balance sheet date and records any change in fair value in the determination of period net loss.

•	The change in fair value of such amounts were recorded in other expense (income), net in the consolidated statements of operations.

Financial instruments net balance in the Consolidated Balance Sheets:

The following table summarizes the fair value of the derivative financial instruments, which are included in other current assets, accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying consolidated balance sheets (in thousands):

	March 31,
	2022	2021
Derivative financial instruments, net.
Fixed rate cross-currency swaps included in other current assets	$(1,033)	$(624)
Current liabilities:
Fixed rate cross-currency swaps	14,065	21,060
Warrants derivative liability	—	236,283
DRD derivative liability	—	111,800

Total current liabilities	14,065	369,143
Fixed rate cross-currency swaps included in other non-current liabilities	$10,513	$29,777

Total	$23,545	$398,296

For the fiscal years ended March 31, 2022, 2021, and 2020, unrealized losses (gains) on derivatives not designated as hedging instruments were $(26.7) million, $31.0 million, and $(33.3) million respectively. These losses (gains) are included in other expense (income), net in the accompanying consolidated statements of loss.

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13. Share-Based Compensation

Solera & DealerSocket

Our equity incentive plans are broad-based, long-term programs intended to attract and retain talented employees and align stockholder and employee interests. Our plans include the 2016 Plan, and the DealerSocket 2014 Stock Option Plan (“2014 Plan”). The 2016 Plan is administered by the Company’s Board of Directors and enables the Company to grant RSUs and stock option awards of the Company’s Common Stock up to 401,294 shares (net of shares canceled or forfeited). The 2014 Plan provides for the grant of certain stock options which allow the option holders to purchase stock in DealerSocket. All outstanding awards under the 2014 Plan were forfeited and canceled on April 1, 2020.

All awards outstanding under the 2016 Plan were previously accounted for as equity awards. On June 4, 2021, the Company sent letters (the “Repurchase Letters”) to certain executive award holders which altered the awards to accelerate the vesting on certain options and offered to repurchase 50% of all vested awards as of June 2021. This repurchase and the possibility of a future repurchase resulted in the Company classifying these modified awards as liability awards. These awards will be recorded at fair value at each reporting period. All other remaining option awards will continue to equity-classified. The Company has reflected this adjustment through recognizing any unrecognized compensation expense related to these awards in the fiscal year ended March 31, 2022 in the amount of approximately $115 million.

Share-based compensation expense recognized for the twelve month periods ended March 31, 2022 and 2021 was $184.1 million and $10.4 million, respectively. At March 31, 2022, the estimated total remaining unamortized share-based compensation expense was $57.1 million which the company expects to recognize over a weighted-average period of 2.21 years. Of this amount, $1.6 million relates to options with both service and performance-based vesting conditions satisfied only upon a liquidity event and for which no compensation expense has been recognized. Upon completion of an initial public offering or other liquidity event, the Company will recognize $1.6 million in compensation expense for these awards.

	Equity Classified Options	Liability Classified Options	Total Options	Weighted Average Exercise Price	Weighted Average Contract Life (in years)	Intrinsic Value
Outstanding — March 31, 2019	376,165	—	376,165	$1,006	7.67
Granted	116,000	—	116,000	$1,255	—
Exercised	(77,895)	—	(77,895)	$1,000	—	$1,422
Surrendered	—	—	—	$—	—
Forfeited	(339,920)	—	(339,920)	$1,088	—

Outstanding — March 31, 2020	74,350	—	74,350	$1,024	8.26
Granted	147,000	—	147,000	$1,267	—
Exercised	(818)	—	(818)	$1,013	—	$121
Surrendered	—	—	—	$—	—
Forfeited	(13,816)	—	(13,816)	$1,023	—

Outstanding — March 31, 2021	206,716	—	206,716	$1,196	8.63	$246,611
Granted	—	—	—	$—	—
Exercised	(11,358)	—	(11,358)	$1,023	—	$20,232
Modification	(146,208)	146,208	—	$—	—
Purchased	—	(47,027)	(47,027)	$—	—
Forfeited	(27,647)	(6,250)	(33,897)	$1,183	—

Outstanding — March 31, 2022	21,503	92,931	114,434	$1,200	7.64	$183,658

Vested and expected to vest as of March 31, 2022	6,613	92,931	99,544	$1,226	7.74	$102,982

Exercisable at March 31, 2022	6,397	60,759	67,156	$1,210	7.49	$63,594

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In June 2021, 47,027 outstanding options were repurchased at a price of $2,524 per share less the applicable option strike price for a total of approximately $61 million.

Stock Awards and Restricted Stock Units

On July 22, 2021, the Company awarded 1,868 fully vested stock grant to an employee. This grant included provisions that may allow certain shares to be cash settled resulting in liability classification for half of the awards. This grant had a grant date fair value of $2,524 per share and has resulted in $5.3 million of stock compensation expense for the fiscal year ended March 31, 2022. Any changes to the fair value at each reporting period will be recognized as compensation expense for the awards that are liability classified. In June of 2021, the Company awarded 11,879 fully vested equity classified RSUs to certain employees. These RSUs had a grant date fair value of $2,524 per share and resulted in $30 million of stock compensation expense for the fiscal year ended March 31, 2022.

On July 22, 2021, the Company issued 2,241 RSUs to an employee. These RSUs included provisions that may allow cash settlement resulting in liability classification for immature shares. These RSUs vest over a period of three years. Any changes to the fair value of immature shares at each reporting period will be recognized as compensation expense. The Company has recognized compensation expense during the fiscal year ended March 31, 2022 in the amount of $1.6 million and has $4.7 million in unrecognized compensation.

Valuation of Share Based Awards

The Company utilized a combination of the Black-Scholes option pricing model and the Monte Carlo model for estimating the grant date fair value of all options, as well as the fair value of its liability classified awards. The following assumptions were used in the valuation of stock options granted during the fiscal years ended March 31, 2022, 2021, and 2020:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield	Weighted Average Per Share Grant Date Fair Value
Fiscal Year Ended March 31, 2022	1.63—1.67%	1.0—1.1	47.50%	—%	$—
Fiscal Year Ended March 31, 2021	0.16%	1.5	67.50%	—%	$222.03
Fiscal Year Ended March 31, 2020	1.74%	4.0	57.50%	—%	$46.58

Solera based the risk-free interest rates on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the stock options. Solera determined the expected life of an award by considering various relevant factors, including the vesting period and contractual term of the award, its employees’ historical exercise patterns and length of service, and employee characteristics. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. Solera determined the expected volatility based on the historical volatility of the stock price of similar public companies. The assumption of the dividend yield is based on Solera’s history and expectation of future dividend payouts and may be subject to substantial change in the future.

For RSUs, the value of each instrument is derived from the value of the Company’s underlying common stock as of the last date of the reporting period.

Omnitracs

As discussed in Note 3 – Business Combinations, the Company completed the acquisition of Omnitracs effective as of June 4, 2021. Prior to the transaction, Omnitracs awarded certain employees management incentive units (“MIUs”), representing profits interests in Omnitracs. These awards included both service-based

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PURSUANT TO 17 C.F.R. SECTION 200.83

MIUs which vested on a graded schedule over four years and performance-based MIUs which vested upon reaching certain hurdles upon the occurrence of a sale of the company. In connection with the acquisition, the performance-based MIUs expired unvested as these thresholds were not met. Also in connection with the acquisition, new grants of service-based MIUs were made to employees with expired performance-based MIUs, and both the original and new service-based MIUs became subject to a repurchase provision wherein 50% of all MIUs awards will be subject to a mandatory repurchase which will occur at the then-current lower of fair market value of such units or a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 25% to be repurchased on the first anniversary and another 25% to be repurchased on the second anniversary. The Company also awarded a retention bonus to MIU recipients wherein the grantee is eligible to receive a cash bonus equal to any shortfall between the SPUV and the fair value of the MIUs repurchased on the first and second anniversaries of the transaction date, respectively. The cash retention bonuses are subject to tax gross up payments. The MIUs that are subject to the repurchase provision as well as the retention bonus will be accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. In connection with purchase accounting for the acquisition of Omnitracs in accordance with ASC 805, Business Combinations, the Company recognized as purchase consideration a $3.2 million liability representing the portion of the original service vesting MIUs for which service was attributed to the pre-combination period. The Company will recognize as compensation expense the remainder of the expected settlement amount at SPUV over the vesting periods of the repurchase provisions. The Company recorded compensation expense of $10.1 million for the fiscal year ended March 31, 2022 related to the MIUs subject to repurchase provisions. The remaining unrecognized compensation expense related to these awards on March 31, 2022 was $3.1 million.

For the MIUs not subject to the mandatory repurchase provision, substantive vesting is contingent upon a liquidity event which was not probable, and therefore no compensation will be recorded until the liquidity event occurs. These units will be accounted for under ASC 718 – Stock Compensation as their value is indexed to the equity of Omnitracs. As the liquidity event condition is not probable of being satisfied, no related compensation expense has been recorded during the fiscal year ended March 31, 2022. The unrecognized compensation expense associated with these awards was $16.7 million at March 31, 2022. Upon completion of an initial public offering or other liquidity event, the Company will recognize compensation expense for these awards based upon the proportion of the total requisite service period which has been completed through the transaction date, with remaining compensation expense recognized on a pro-rata basis over the remaining service period. Compensation expense to be recognized upon completion of an initial public offering or other liquidity event will be between $15.7 million and $16.7 million. The Black-Scholes option pricing model was used to determine the grant date fair value of the profits interests. The following assumptions were utilized:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Twelve months ended March 31, 2022	0.04%	0.58	62.50%	—%

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel. Vesting for the PUs is based on the satisfaction of two conditions, a liquidity event condition and a time-vesting condition. The PUs will be accounted for under ASC 718 – Stock Compensation as the value of these awards is indexed to the equity of Omnitracs. As the liquidity event condition is not probable of being satisfied, no related compensation expense has been recorded during the fiscal year ended March 31, 2022. The unrecognized compensation related to PUs was $6.2 million at March 31, 2022. Upon completion of an initial public offering or other liquidity event, the Company will recognize compensation expense for these awards based upon the proportion of the total requisite service period which has been completed through the transaction date, with remaining compensation expense recognized on a pro-rata basis over the remaining service period. Compensation expense to be recognized upon

F-53

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

completion of an initial public offering or other liquidity event will be between $5.5 million and $6.2 million. The Black-Scholes option pricing model was used to determine the grant date fair value of the PUs. The following assumptions were utilized:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Twelve months ended March 31, 2022	0.04%	0.58	62.50%	—%

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel which were subject to mandatory repurchase which will occur at a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 50% to be repurchased on the first anniversary and another 50% to be repurchased on the second anniversary. The PUs subject to repurchase will be accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. As no further service requirements existed with respect to these awards, the Company recorded the expected repurchase amount of $5.8 million in compensation expense for the fiscal year ended March 31, 2022.

14.	Employee Benefit Plans

Defined Benefit Pension Plans

Certain of Solera’s foreign subsidiaries sponsor various defined benefit pension plans and individual defined benefit arrangements covering certain eligible employees. Solera bases the benefits under these pension plans on years of service and compensation levels. Funding is limited to statutory requirements. The measurement date for all plans is March 31.

The change in plan assets and benefit obligations as well as the funded status of our foreign pension plans for the fiscal years ended March 31, 2022 and 2021 is as follows (in thousands):

	March 31,
	2022	2021
Change in plan assets:
Fair value of plan assets—beginning balance	$61,325	$65,242
Actual return on plan assets	2,296	578
Employer contributions	1,286	1,802
Participant contributions	365	430
Benefits and expenses paid	(1,607)	(1,747)
Settlements	(4,147)	(8,635)
Premiums paid	(214)	(284)
Foreign currency exchange rate changes	(3,453)	3,939

Fair value of plan assets—ending balance	$55,851	$61,325

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

	March 31,
	2022	2021
Change in benefit obligations:
Benefit obligations—beginning balance	$92,010	$97,439
Service cost	1,346	2,285
Interest cost	1,048	1,552
Participant contributions	365	430
Actuarial loss (gain)	(7,844)	(1,582)
Benefits and expenses paid	(1,607)	(1,747)
Settlements	(4,147)	(8,635)
Plan curtailments	—	(3,283)
Premiums paid	(214)	(284)
Foreign currency exchange rate changes	(5,068)	5,835

Projected benefit obligations—ending balance	$75,889	$92,010

Funded status—plan assets less benefit obligations	$(20,038)	$(30,685)

Accrued pension liability	$(20,038)	$(30,685)

The accrued net pension liability is included in non-current liabilities in the accompanying consolidated balance sheets.

Changes recognized in accumulated other comprehensive income (loss), before the effect of income taxes, are as follows (in thousands):

	March 31,
	2022	2021
Accumulated other comprehensive income (loss) - beginning balance	$(395)	$1,158
Amortization or curtailment recognition of prior service cost	121	114
Actuarial gain (loss), net	8,789	506
Foreign currency exchange rate changes	(39)	(77)
Amortization or settlement recognition of net losses (1)	(2,946)	(2,096)

Net income (loss)	$5,925	$(1,553)
Accumulated other comprehensive income (loss) - ending balance	$5,530	$(395)

(1)	Represents amounts recognized as components of net pension expense (income).

Amortization during the fiscal year ended March 31, 2023 is expected to be $(0.1) million and $0.5 million, respectively, for unrecognized prior service credit (cost) and net actuarial gain (loss).

Information for Solera’s pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):

	March 31,
	2022	2021
Projected benefit obligation	$75,744	$92,010
Accumulated benefit obligation	$72,993	$88,187
Fair value of plan assets	$55,689	$61,325

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The components of net pension expense (income) were as follows (in thousands):

	Fiscal Year Ended March 31,
	2022	2021	2020
Service cost—benefits earned during the period	$1,346	$2,285	$3,394
Interest cost on projected benefits	1,048	1,552	1,373
Expected return on plan assets	(1,352)	(1,654)	(1,739)
Amortization of prior service cost	121	130	209
Amortization of net loss (gain)	(245)	(146)	40
Settlement loss (gain) recognized	(2,700)	(1,950)	(697)
Curtailment loss (gain) recognized	—	(3,299)	(2,974)

Net pension expense (income) (1)	$(1,782)	$(3,082)	$(394)

(1)

As a result of the adoption of ASU 2017-07, the service cost component of net pension expense (income) is included in total operating expenses in the accompanying consolidated statements of loss; all other components are included in other expense (income), net in the accompanying consolidated statements of loss.

The general assumptions used to determine the actuarial present value of benefit obligations and net pension expense (income) were as follows:

	Fiscal Year Ended March 31,
	2022	2021	2020
Assumptions used to determine benefit obligations:
Discount rate	1.97%	1.23%	1.50%
Rate of compensation increase	2.27%	2.18%	2.16%
Assumptions used to determine net pension expense (income):
Discount rate	1.23%	1.50%	1.28%
Expected long-term rate of return on assets	2.36%	2.36%	2.51%
Rate of compensation increase	2.18%	2.16%	2.16%

Solera based the discount rate upon published rates for high quality fixed income investments that produce cash flows that approximate the timing and amount of expected future benefit payments. Solera determined the weighted-average long-term expected rate of return on assets based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

The plan assets of the pension plans consist of insurance contracts, which fully insure the benefit payments as well as debt and equity securities. The insurance companies invest the plan assets in accordance with the terms of the insurance companies’ guidelines which include a guaranteed minimum rate of return. The fair values of the insurance contracts as well as debt and equity securities and their input levels based on the fair value hierarchy are as follows (in thousands):

		Fair Value Measurements Using:
	Fair Value	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At March 31, 2022	$55,851	$—	$55,851	$—
At March 31, 2021	$61,325	$—	$61,325	$—

Solera estimates the fair value of the insurance contracts based on vested plan benefits, which considers the contributions made to date and the historical rate of return on the plan assets as guaranteed by the insurance contracts.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The contributions for the fiscal years ended March 31, 2022, 2021, and 2020 were $1.3 million, $1.8 million, and $2.7 million, respectively. The minimum required contributions and expected contributions to Solera’s pension plans are $1.1 million for the fiscal year 2023.

Expected future benefit payments as of March 31, 2022 are as follows (in thousands):

2023	$2,310
2024	$2,377
2025	$2,434
2026	$2,546
2027	$2,680
2028 to 2032	$17,249

The expected benefits to be paid are based on the same assumptions used to measure Solera’s pension plans’ benefit obligation at March 31, 2022 and include estimated future employee service.

Defined Contribution Retirement and Savings Plans

The Company has its qualifying 401(k) defined contribution plan that covers most of their domestic employees and provides matching contributions under various formulas. For the fiscal years ended March 31, 2022, 2021, and 2020, the Company incurred costs of $3.8 million, $4.0 million, and $4.9 million, respectively, related to the Company’s matching contributions to the 401(k) plan.

Solera’s foreign subsidiaries have defined contribution plans that cover certain international employees and provide matching contributions under various formulas. For the fiscal years ended March 31, 2022, 2021, and 2020, Solera incurred costs of $5.5 million, $4.9 million, and $6.1 million, respectively, related to the matching contributions to these plans.

15.	Provision for (Benefit from) Income Taxes

Income (Loss) before Provision for (Benefit from) Income Taxes

The components of income (loss) before income taxes attributable to domestic and foreign operations are as follows (in thousands):

	Fiscal Years Ended March 31,
	2022	2021	2020
U.S. Domestic	$(502,797)	$(358,824)	$(715,855)
Foreign	284,984	159,834	84,784

Loss before income taxes	$(217,813)	$(198,990)	$(631,071)

The components of the provision for income taxes were as follows (in thousands):

	Fiscal Years Ended March 31,
	2022	2021	2020
Current provision
Federal	$2,342	$(31)	$(65)
Foreign	71,993	49,840	51,511
State	2,137	2,234	1,049

Total current provision	$76,472	$52,043	$52,495

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

	Fiscal Years Ended March 31,
	2022	2021	2020
Deferred provision
Federal	$(10,096)	$149	$(16,052)
Foreign	(11,729)	(19,430)	(191,436)
State	5,332	1,131	(3,891)

Total deferred provision	$(16,493)	$(18,150)	$(211,379)

Income tax provision (benefit)	$59,979	$33,893	$(158,884)

The provision (benefit) for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows (in thousands):

	Fiscal Years Ended March 31,
	2022	2021	2020
Income tax provision (benefit) at statutory federal income tax rate	$(45,741)	$(40,974)	$(132,524)
State income taxes, net of federal benefit	(1,936)	(4,302)	(10,478)
Foreign rate differential	3,998	2,468	2,900
Nontaxable (loss) income allocated to non-controlling interest	8,408	—	—
Other effect of non-U.S. operations	6,903	12,609	14,008
Goodwill impairment	—	—	40,145
Non-Deductible warrants and dividends	13,611	24,005	24,889
Change in tax rate	(24,788)	(12,447)	(379)
Base erosion and anti-abuse tax payments	9,196	—	—
Change in valuation allowance	88,163	55,327	77,466
Reserve for uncertain tax positions	727	(1,752)	(918)
Effects of intangible property migration	—	—	(170,251)
Other, net	1,438	(1,041)	(3,742)

Income tax provision (benefit)	$59,979	$33,893	$(158,884)

Deferred Taxes

Deferred income tax assets and liabilities are as follows (in thousands):

	Fiscal Years Ended March 31,
	2022	2021
Deferred income tax assets:
Deferred revenue	$8,421	$2,060
Allowance for doubtful accounts	3,588	1,977
Accrued expenses and other	2,698	20,414
NQSO’s	2,704	11,126
Interest expense carryforward	203,244	110,676
Net operating losses	273,084	217,853
Investment in partnership	426,514	—
Tax credits	28,773	18,434
Pension	8,696	8,299
Foreign exchange	2,308	12,728
Finance lease obligation	6,811	—
Other	2,149	6,220

Deferred income tax assets, net	968,990	409,787
Less: Valuation allowances	(904,854)	(310,514)

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

	Fiscal Years Ended March 31,
	2022	2021
Deferred income tax assets, net of valuation allowance	64,136	99,273
Deferred income tax liabilities:
Prepaid expenses and other	$(229)	$(938)
Deferred loan costs	—	(6,593)
Foreign exchange	—	(7,409)
Fixed assets and intangibles	(165,161)	(40,591)
Right of use assets	(6,883)	—
Other	(7,430)	(11,016)

Deferred income tax liabilities	(179,703)	(66,547)

Net deferred income tax assets (liabilities)	$(115,567)	$32,726

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases. The deferred balances are recorded at enacted tax rates expected to be in effect when the taxes are paid or recovered. In accounting for the deferred tax effects of the outside basis difference in Topco LLC, the Company uses the “look through” approach. Under this approach, non-deductible goodwill and investments in foreign subsidiaries which are permanently re-invested are excluded from the outside basis difference computation.

As of March 31, 2022, we had $961.7 million of U.S. federal net operating loss carryforwards that will begin to expire in 2028 and $62 million of U.S. state net operating loss carryforwards that will begin to expire in 2023. The Company also had $18.9 million of U.S. federal and $15 million of U.S. state research and development tax credit carryforwards that will begin to expire in 2025, and $1.3 million of foreign tax credit carryforwards that will begin to expire in 2035. Utilization of the U.S. federal and state net operating losses and U.S. federal and state tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

A valuation allowance for the years ended March 31, 2022 and 2021 of $904.9 million and $310.5 million, respectively, has been recorded on only the portion of the deferred tax asset that is not more likely than not to be realized primarily related to net operating loss carryforwards, tax credits carryforwards, and other deferred tax assets that may not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present, and additional weight may be given to subjective evidence such as our projections for growth.

Unremitted Earnings

We determined that the Company’s future cash needs from its foreign subsidiaries could be satisfied by tax free cash distributions. Consequently, the Company asserts it is not indefinitely reinvested with respect to certain unremitted earnings up to the generally tax-free cash distributions. Foreign withholding taxes and state income taxes continue to be accrued for the repatriation of foreign earnings for which no indefinite reinvestment assertion exists. As of March 31, 2022 and 2021, the deferred tax liability recorded associated with foreign withholding and state taxes is $3.9 million and $1.3 million.

We have not provided for deferred taxes on outside basis differences in our investments in our foreign subsidiaries that are unrelated to unremitted earnings as these basis differences will be indefinitely reinvested. A determination of the unrecognized deferred taxes related to these other components of our outstanding basis differences is not practicable to calculate.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

	Fiscal Years Ended March 31,
	2022	2021	2020
Balance at beginning of year	$19,980	$20,330	$18,928
Additions for tax positions taken in the current year	1,494	1,134	770
Additions for prior year tax positions	3,031	—	1,791
Additions for current year acquisitions	6,837	—	—
Reductions for prior year tax positions	(1,182)	(1,484)	(1,158)

Balance at end of year	$30,160	$19,980	$20,331

We recognized accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2022, 2021 and 2020, the Company recognized a benefit for interest and penalties related to unrecognized tax benefits of $0.1 million, $0.8 million and $0.3 million, respectively. The Company had approximately $1.3 million and $1.4 million of accrued interest expense and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2022 and 2021, respectively.

As of March 31, 2022 and 2021, there are unrecognized tax benefits of $7.7 million and $3.8 million, that if recognized, would affect the annual tax rate.

We believe that it is reasonably possible that approximately $1.0 million of unrecognized tax benefits, each of which are individually insignificant, may be recognized by the end of March 31, 2023 as a result of a lapse of statute of limitations.

We are subject to income tax in the U.S. and many other jurisdictions. Accordingly, we file U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The operations in all jurisdictions remain subject to examination for tax years 2015 through 2022, some of which are currently under audit by local tax authorities. The resolution of each of these audits is not expected to be material to our consolidated financial statements.

16.	Commitments and Contingencies

Contractual Commitments

The Company has contractual obligations under software license agreements and other purchase commitments. Total expense incurred under these agreements was approximately $59.9 million, $34.3 million, and $32.0 million for the fiscal years ended March 31, 2022, 2021, and 2020, respectively.

Future minimum contractual commitments at March 31, 2022 are as follows (in thousands):

2023	$14,139
2024	5,045
Thereafter	758

Total	$19,942

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Contingencies

In the normal course of business, the Company is subject to various claims, charges, litigation, and arbitral proceedings. In particular, Solera has been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers, one of which is the subject of pending litigation. In addition, Solera is subject to assertions by our customers, acquired company sellers, and strategic partners that Solera has not complied with the terms of its agreements with them or its agreements with them are not enforceable. Solera has and will continue to vigorously defend itself against these claims or arbitral proceedings. Solera believes that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

In our opinion, resolution of pending matters is not expected to have a material adverse impact on the consolidated results of operations, cash flows, or financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect our results of operations, cash flows, or financial position in a particular period, however, based on the information known by us as of the date of these financial statements and the rules and regulations applicable to the preparation of the our financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

Guarantees

In the normal course of business, the Company enters into contracts in which we make representations and warranties that guarantee the performance of their products and services. Losses related to such guarantees were not significant during any of the periods presented.

17.	Condensed Financial Information of Parent Company

Solera Global Corp., the Parent entity as of March 31, 2022, has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Solera Global Corp. was formed as a Delaware corporation on August 20, 2021, and prior to the legal reorganization under common control on December 27, 2021, as described in Note 1, had no assets or operations. There are restrictions under credit facility agreements, described in Note 11 of the Notes to the Consolidated Financial Statements, on the Company’s ability and the ability of the Company’s restricted subsidiaries to incur additional debt or issue certain preferred shares; incur liens or use assets as security in other transactions; make certain distributions, investments and other restricted payments; engage in certain transactions with affiliates; or merge or consolidate or sell, transfer, lease or otherwise dispose of all or substantially all of their assets, subject to important exceptions and qualifications.

Accordingly, this condensed financial information is presented on a “Parent-only” basis. Under a Parent-only presentation, Solera Global Corp.’s investments in its consolidated subsidiaries are presented under the equity method of accounting.

The following table presents the financial position of Solera Global Corp (Parent) as of March 31, 2022 (in thousands):

March 31, 2022
Assets:
Cash and cash equivalents	$—
Investments in subsidiaries	162,522

Total Assets	162,522

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

March 31, 2022
Stockholders’ equity:
Common Stock	$—
Additional paid-in-capital	3,066,677
Accumulated deficit	(2,694,203)
Accumulated other comprehensive loss	(209,952)

Total stockholders’ equity	162,522

The following table presents a reconciliation of the equity in net loss of subsidiaries to the net loss attributable to Solera Global Corp. (Parent) for the period from its inception on August 20, 2021 to March 31, 2022 and comprehensive net income (loss) attributable to Solera Global Corp. (Parent) for the period from its inception on August 20, 2021 to March 31, 2022 (in thousands):

For the period August 20, 2021 to March 31, 2022
Equity in net loss of subsidiaries attributable to Parent	$(42,559)

Consolidated net loss attributable to Parent	(42,559)

Other comprehensive loss of subsidiaries attributable to Parent	(67,147)

Comprehensive loss attributable to Parent	$(109,706)

There is no cash activity for Solera Global Corp. (Parent) for the period from its inception on August 20, 2021 to March 31, 2022.

18. Related Party Transactions

Certain minority stockholders of Solera’s international subsidiaries are also commercial purchasers and users of its software and services. Revenue transactions with all of the individual minority stockholders in the aggregate were less than 10% of Solera’s consolidated revenues for the fiscal years ended March 31, 2022, 2021, and 2020, respectively. Additionally, aggregate accounts receivable from the minority stockholders represent less than 10% of consolidated accounts receivable as of March 31, 2022 and 2021, respectively.

During the fiscal years ended March 31, 2022, 2021 and 2020, the Company paid for consulting services, expense reimbursement, and other fees related to services provided by Vista or affiliates of Vista. The total expenses incurred by the Company in relation to services provided by Vista or affiliates of Vista were $4.2 million, $5.2 million and $4.9 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively. For the same twelve-month periods of 2022, 2021 and 2020, $4.2 million, $4.6 million and $4.1 million, respectively, are recorded in other expense (income), net while the remaining $— million, $0.6 million and $0.8 million, respectively, are recorded in general and administrative expenses within the consolidated statements of operations. The Company had an accrued payable to Vista in the amount of $2.9 million as of March 31, 2022. This balance was recorded in the accrued expenses and other current liabilities on the consolidated balance sheets.

During the fiscal year ended March 31, 2022, Omnitracs had sales to Autotrac Comércio e Telecomunicações S/A (“Autotrac”), a Brazilian affiliate of Omnitracs, in the amount of $3.0 million, recorded within revenue on the consolidated statements of operations. Additionally, as of March 31, 2022 Omnitracs had total outstanding AR in the amount of $0.3 million due from Autotracs, recorded within accounts receivable, net on the consolidated balance sheets.

F-62

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Transactions with former Chief Executive Officer

On May 27, 2019 and in connection with the cessation of employment of Solera’s former Chief Executive Officer, Tony Aquila (“former Chief Executive Officer”), (i) Solera and its ultimate parent entity, Solera Global Holding Corp. (“SGHC”), entered into a Separation and Release Agreement (the “Separation Agreement”) with Mr. Aquila; and (ii) Solera entered into an Omnibus Related Party Transactions Settlement Agreement (the “RP Settlement Agreement”) with Mr. Aquila and Aquila Family Ventures, LLC (“AFV”), an entity owned by Mr. Aquila. Pursuant to the Separation Agreement, 7,000 shares of common stock of SGHC held by Mr. Aquila were repurchased for aggregate consideration of $9.6 million. The RP Settlement Agreement terminated several related party agreements and arrangements between Solera and Mr. Aquila or entities he owns or controls, as set forth below.

The RP Settlement Agreement granted Mr. Aquila the right to elect to repurchase a parcel of real property in Justin, Texas (“Justin Facility One”) from an affiliate of Solera for a purchase price of $2.9 million, and Mr. Aquila did so elect. Accordingly, the Solera affiliate that owns Justin Facility One and an affiliate of Mr. Aquila entered into an ordinary course real property purchase and sale agreement on June 14, 2019 and the parties consummated the transaction on June 25, 2019. Additionally, the Solera affiliate that owned an additional parcel of real property in Justin, Texas (“Justin Facility Two”) and an affiliate of Mr. Aquila entered into an ordinary course real property purchase and sale agreement on August 5, 2020 for a purchase price of $0.5 million and the parties consummated the transaction on August 7, 2020.

Related party transactions with the former Chief Executive Officer, Mr. Aquila, totaled $2.8 million during the fiscal year ended March 31, 2020. The charges were assigned to the selling, general and administrative expenses, excluding depreciation and amortization financial statement caption and consisted of an aircraft charter agreement totaling $2.7 million and lease agreement related charges totaling $0.1 million as of March 31, 2020. These transactions were dissolved by March 31, 2021, and there was no activity with Mr. Aquila during the fiscal years ended March 31, 2022 and 2021.

Secondment Agreement

Darko Dejanovic became our Chief Executive Officer, effective as of November 5, 2019, pursuant to a Secondment Agreement, among us, Mr. Dejanovic, and Vista Equity Partners Management, LLC (which we refer to as “Vista Management”), effective as of November 5, 2019, as amended by that First Amendment to Secondment Agreement, dated as of April 30, 2020 (which we collectively refer to as the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. In accordance with the Secondment Agreement, the Company reimbursed Vista for $3.2 million and $2.2 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits during fiscal years ended March 31, 2022 and 2021, respectively.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista. See Note 11 “Debt” for additional information regarding the note.

19. Restructuring Charges and Other Costs Associated with Exit and Disposal Activities

The liabilities associated with the restructuring initiatives and other exit and disposal activities are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. We report all amounts incurred in connection with our restructuring initiatives and other exit and disposal activities in

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restructuring charges and other costs associated with exit and disposal activities in the accompanying consolidated statements of loss.

The following tables summarize the activity in the restructuring reserves for the fiscal years ended March 31, 2022 and 2021 (in thousands):

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2020	$9,269	$51	$1,242	$10,562
Restructuring charges	5,042	8,150	7,116	20,308
Cash payments	(12,173)	(5,735)	(6,726)	(24,634)
Effect of foreign exchange	173	—	24	197

Balance at March 31, 2021	$2,311	$2,466	$1,656	$6,433

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2021	$2,311	$2,466	$1,656	$6,433
Restructuring charges	13,819	2,074	195	16,088
Cash payments	(15,586)	(4,468)	(1,698)	(21,752)
Effect of foreign exchange	(13)	(14)	(9)	(36)

Balance at March 31, 2022	$531	$58	$144	$733

The following table summarizes restructuring charges and other costs associated with exit and disposal activities for the periods indicated (in thousands):

	Vehicle Claims	Vehicle Repairs	Vehicle Solutions (1)	Fleet Solutions	Total
Fiscal Year Ended March 31, 2022
Employee termination benefits	$2,247	$137	$4,279	$7,156	$13,819
Lease termination costs	166	—	1,908	—	2,074
Other restructuring costs	(144)	48	273	18	195

Total restructuring charges and other costs associated with exit and disposal activities (2) (3)	2,269	185	6,460	7,174	16,088

Fiscal Year Ended March 31, 2021
Employee termination benefits	3,913	1,229	(133)	33	5,042
Lease termination costs	3,829	168	4,142	11	8,150
Other restructuring costs	2,130	601	4,329	56	7,116

Total restructuring charges and other costs associated with exit and disposal activities (2) (3)	9,872	1,998	8,338	100	20,308

Fiscal Year Ended March 31, 2020
Employee termination benefits	6,842	1,690	5,027	162	13,721
Lease termination costs	975	14	23	—	1,012
Other restructuring costs	3,837	1,260	3,641	134	8,872

Total restructuring charges and other costs associated with exit and disposal activities (2) (3)	11,654	2,964	8,691	296	23,605

(1)	Vehicle solutions restructuring costs include $5.0 million, $6.5 million, and $2.3 million incurred by DealerSocket during fiscal years ended March 31, 2022, 2021, and 2020, respectively.

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(2)

On February 5, 2020, Solera announced a global restructuring plan that allowed for better alignment of resources while removing redundancies. The restructuring plan was executed in accordance with applicable legal and regulatory processes and will include, among other things, consolidation of facilities and a reduction of employee headcount. Solera expects to incur approximately an additional $3.2 million in termination costs and $1.8 million in other restructuring costs associated with this restructuring plan.

(3)	The Vehicle Solutions and Fleet Solutions segments expect to incur $3.5 million and $1.5 million, respectively, of the additional restructuring costs associated with this restructuring plan.

20. Segment Information

Our segments are based upon a number of factors, including, the basis for our budgets and forecasts and the financial information regularly used by our chief operating decision-maker (“CODM”) to make key decisions and to assess performance. We assess financial performance of our segments on the basis of segment revenue and segment Adjusted EBITDA, a profitability measure. Adjusted EBITDA is net income before, provision for income taxes, depreciation and amortization of fixed and intangible assets, and other charges determined by management. Our CODM does not evaluate the financial performance of each segment based on its respective assets, neither do we allocate assets to the below reportable segments for internal reporting purposes.

As of March 31, 2022, we have four operating segments: Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions, as determined by the information that our Chief Executive Officer, who we consider our CODM, uses to make strategic goals and operating decisions.

Vehicle Claims: This segment offers a data-powered, customizable intelligent software solution for streamlining and digitizing the entire claims management process in the property and casualty marketplace.

Vehicle Repair: This segment offers various solutions for service, maintenance, and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently, accurately and profitably.

Vehicle Solutions: The segment digitally enables customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, vehicle dealerships, commercial fleets, insurance carriers and governments.

Fleet Solutions: This segment provides a unified end-to-end video safety, telematics, driver workflow, and routing platform.

The following table provides information regarding our reportable segments (in thousands):

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
Fiscal Year Ended March 31, 2022
Revenues	$732,767	$266,547	$733,655	$472,107	$2,205,076
Adjusted EBITDA	346,231	157,799	274,998	172,472	951,500
Fiscal Year Ended March 31, 2021
Revenues	679,559	255,082	699,411	27,463	1,661,515
Adjusted EBITDA	301,520	145,746	234,234	7,716	689,216
Fiscal Year Ended March 31, 2020
Revenues	753,293	257,585	673,448	26,096	1,710,422
Adjusted EBITDA	261,172	115,572	163,292	4,792	544,828

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The following is a reconciliation of Adjusted EBITDA to GAAP net income (in thousands), the most directly comparable GAAP measure (dollars in thousands):

	Fiscal Years Ended March 31,
	2022	2021	2020
Adjusted EBITDA (by segment)
Vehicle Claims	$346,231	$301,520	$261,172
Vehicle Repairs	157,799	145,746	115,572
Vehicle Solutions	274,998	234,234	163,292
Fleet Solutions	172,472	7,716	4,792

Total	951,500	689,216	544,828
Depreciation and amortization	400,828	313,450	355,645
Restructuring charges and other costs associated with exit and disposal activities	16,088	20,308	23,605
Asset impairment charges	15,855	11,340	290,223
Acquisition and related costs	88,987	4,807	40,950
Litigation related expenses	2,823	3,699	7,821
Interest expense	465,032	326,687	356,944
Other expense (income), net	(24,501)	192,279	92,991
Share-based compensation expense	199,983	10,380	2,817
Management charges	4,218	5,256	4,903

Loss before income taxes	(217,813)	(198,990)	(631,071)
Income tax expense (benefit)	59,979	33,893	(158,884)

Net loss	$(277,792)	$(232,883)	$(472,187)

See Note 5 “Revenue from Contracts with Customers” for information related revenue by geography and end markets. The following table summarizes long lived assets by geography (in thousands):

(in thousands)	U.S. & Canada	International (1)	Total
Property and equipment, net:
At March 31, 2022	$92,428	$36,377	$128,805
At March 31, 2021	$44,394	$27,744	$72,138

(1)	Includes amount attributable to the rest of the world. Excludes the U.S. and Canada.

21. Net Loss Per Share

We compute basic earnings per share of common stock based on the weighted average number of shares of common stock outstanding during the period. We have adjusted the shares outstanding to reflect the shares issued for the acquisition of DealerSocket as if they were outstanding as of the beginning of all periods.

Net loss per share attributable to common shareholders was computed as follows for the fiscal years ended March 31, 2022, 2021 and 2020:

	March 31,
	2022	2021	2020
	(in thousands, except share and per share amounts)
Numerator:
Net loss attributable to common shareholders	$(279,729)	$(242,700)	$(489,222)
(Less): Paid-in-kind dividends	(34,521)	(182,156)	(163,638)

Net loss for loss per share calculation	$(314,250)	$(424,856)	$(652,860)

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

	March 31,
	2022	2021	2020
	(in thousands, except share and per share amounts)
Denominator:
Weighted average common shares outstanding-basic and diluted	$2,526,851	$2,332,899	$2,330,387

Net loss per share attributable to common – shareholders - basic and diluted	$(124.36)	$(182.12)	$(280.15)

The Company has issued potentially dilutive instruments which the Company did not include in its calculation of diluted loss per unit because to include them would be anti-dilutive due to the Company’s net loss during the period. The potentially dilutive instruments consist of 114,434 outstanding stock options and 1,867.5 restricted stock units. See Note 13 for further detail.

22. Subsequent Events

On June 15, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250 million and a fixed rate of 7.502%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $303.4 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%.

On June 15, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400 million and a fixed rate of 6.279%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $416.2 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%.

On June 13, 2022, the $300 million EUR-USD swap agreement between Goldman Sachs Bank USA and Audatex North America was terminated. As a result of the termination, Goldman Sachs Bank USA paid $8.5 million to Audatex North America on June 15, 2022.

On June 13, 2022, the £130 million GBP-USD swap agreement between Goldman Sachs Bank USA and Audatex North America was terminated. As a result of the termination, Audatex North America paid $1.0 million to Goldman Sachs Bank USA on June 15, 2022.

Effective on July 1, 2022, the Company entered into a Second Amendment to the Secondment Agreement, dated May 26, 2022. Under the amended terms of the agreement, in recognition of Mr. Dejanovic’s service to us, we will reimburse Vista Management for 95% of the total uncapped base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. The terms will be retroactively applied as of April 1, 2020, and we will reimburse Vista Management for an additional $2.9 million of compensation paid by Vista to Mr. Dejanovic with respect to the period of service from April 1, 2020 to March 31, 2022.

The Company has evaluated subsequent events from the March 31, 2022 balance sheet date through August 4, 2022, the date at which the consolidated financial statements were available to be issued and determined that there are no other additional items to disclose.

F-67

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except shares amounts)

	As of
	September 30, 2022	March 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$260,210	$348,150
Accounts receivable, net of allowance for doubtful accounts of $62,420 and $46,310 at September 30, 2022 and March 31, 2022, respectively	348,401	379,875
Other receivables	58,030	12,629
Prepaid assets	150,465	136,243
Other current assets	166,792	156,118

Total current assets	983,898	1,033,015
Property and equipment, net	124,585	128,805
Goodwill	6,316,511	6,640,708
Intangible assets, net	1,876,674	2,099,129
Other noncurrent assets	199,999	157,095
Deferred income tax assets	92,225	108,813

Total assets	$9,593,892	$10,167,565

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$144,018	$99,410
Current derivative financial instruments	1,920	14,065
Accrued expenses and other current liabilities	483,684	529,011
Deferred revenue	185,091	183,388
Deferred purchase consideration	—	150,000
Income taxes payable	115,919	66,637
Current portion of long-term debt	51,577	53,910
Current operating lease liabilities	15,538	18,245
Related party note	85,427	83,979

Total current liabilities	1,083,174	1,198,645
Long-term debt, net	7,765,861	7,920,004
Operating lease liabilities (net of current portion)	45,627	57,086
Other noncurrent liabilities	213,541	210,427
Deferred income tax liabilities	182,594	224,380

Total liabilities	9,290,797	9,610,542

F-68

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except shares amounts)

	As of
	September 30, 2022	March 31, 2022
Commitments and Contingencies (Note 16)
Mezzanine Equity:
Redeemable noncontrolling interests	104,230	118,836

Total Mezzanine Equity	104,230	118,836
Stockholders’ Equity
Class A Common stock, $0.0001 par value per share, 500,000,000 shares authorized; 2,577,346 and 2,576,541 shares issued and outstanding at September 30, 2022 and March 31, 2022	—	—
Class V Common stock, $0.0001 par value per share, 50,000,000 shares authorized; zero shares issued and outstanding at September 30, 2022 and March 31, 2022	—	—
Additional paid-in-capital	3,082,087	3,066,677
Accumulated deficit	(2,530,609)	(2,694,203)
Accumulated other comprehensive loss	(606,397)	(209,952)

Total stockholders’ equity (deficit) before noncontrolling interests	(54,919)	162,522
Noncontrolling interests	253,784	275,665

Total stockholders’ equity	198,865	438,187

Total liabilities, mezzanine equity and stockholders’ equity	$9,593,892	$10,167,565

See accompanying notes to condensed and consolidated financial statements.

F-69

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except share and per share amounts)

	For the Six Months Ended September 30,
	2022	2021
Revenues	$1,169,489	$1,060,448
OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	465,997	410,589
Selling, general and administrative	253,002	364,905
Acquisition and related costs	13,546	26,567
Depreciation and amortization	212,780	182,631
Asset impairment charges	5,306	5,576
Restructuring charges and other costs associated with exit and disposal activities	1,391	14,195

Total operating expenses	952,022	1,004,463

Operating income	217,467	55,985
Other expense (income), net	(337,509)	87,337
Interest expense, net	290,619	214,986

Income (loss) before income taxes	264,357	(246,338)
Income tax provision (benefit)	66,631	(12,780)

Net income (loss)	197,726	(233,558)
Net income (loss) attributable to noncontrolling interests	34,132	(6,666)

Net income (loss) attributable to Solera Global Corp.	$163,594	$(226,892)

Per share data:
Net income (loss) per share attributable to common shareholder-basic	$63.48	$(105.68)
Net income (loss) per share attributable to common shareholder-diluted	$63.43	$(105.68)
Weighted average common shares outstanding-basic	2,577,043	2,473,683
Weighted average common shares outstanding-diluted	2,579,197	2,473,683

See accompanying notes to condensed and consolidated financial statements.

F-70

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Dollars in thousands)

	For the Six Months Ended September 30,
	2022	2021
Net income (loss)	$197,726	$(233,558)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of income tax expense of $0 and $31, respectively	(457,255)	(20,197)
Change in funded status of defined benefit pension plans, net of income tax expense of $0 and $0, respectively	—	29

Total other comprehensive loss	(457,255)	(20,168)

Total comprehensive loss	(259,529)	(253,726)
Comprehensive loss attributable to noncontrolling interests	(26,678)	(8,626)

Comprehensive loss attributable to Solera Global Corp.	$(232,851)	$(245,100)

See accompanying notes to condensed and consolidated financial statements.

F-71

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity
Balance at April 1, 2022	2,576,541	$—	$3,066,677	$(2,694,203)	$(209,952)	$162,522	$275,665	$438,187
Net income (loss)	—	—	—	163,594	—	163,594	30,213	193,807
Other comprehensive loss	—	—	—	—	(396,445)	(396,445)	(45,734)	(442,179)
Share-based compensation expense	226	—	66	—	—	66	—	66
Reclassification of liability awards	—	—	471	—	—	471	—	471
Exercise of stock options, net of withholding tax	579	—	(326)	—	—	(326)	—	(326)
Sale of noncontrolling interest in subsidiary	—	—	—	—	—	—	20,088	20,088
Contributions to (transfers from) NCI	—	—	19,770			19,770	(19,770)	—
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(6,678)	(6,678)
Revaluation of redeemable noncontrolling interests	—	—	(4,571)	—	—	(4,571)	—	(4,571)

Balance at September 30, 2022	2,577,346	$—	$3,082,087	$(2,530,609)	$(606,397)	$(54,919)	$253,784	$198,865

See accompanying notes to condensed and consolidated financial statements.

F-72

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands except share amounts)

	Common Stock Class A
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit) before Noncontrolling Interests	Noncontrolling Interests	Total Stockholders’ Equity (Deficit)
Balance at April 1, 2021	2,067,000	$2	$1,212,704	$(2,414,474)	$(71,166)	$(1,272,934)	$7,423	$(1,265,511)
Net income (loss)	—	—	—	(226,892)	—	(226,892)	(11,025)	(237,917)
Other comprehensive income (loss)	—	—	—	—	(18,208)	(18,208)	(278)	(18,486)
Share-based compensation expense	13,747	—	23,264	—	—	23,264	—	23,264
Paid-in-kind dividends gross up -PIK_Series A Preferred Stock	—	—	(22,255)	—	—	(22,255)	—	(22,255)
Paid-in-kind dividends gross up -PIK_Series B Preferred Stock	—	—	(12,266)	—	—	(12,266)	—	(12,266)
Issuance of shares for DealerSocket	214,929	—	643,617			643,617	—	643,617
Exercise of stock options, net of withholding tax	54,909	—	(5,023)	—	—	(5,023)	—	(5,023)
Dividends and distributions to noncontrolling interests	—	—	—	—	—	—	(707)	(707)
Revaluation of redeemable noncontrolling interest	—	—	(2,881)	—	—	(2,881)	—	(2,881)
Acquisition of minority interest	—	—	—	—	—	—	(1,552)	(1,552)
Exercise of warrants	102,639	1	259,035	—	—	259,036	—	259,036
Acquisition of Omnitracs	127,196	—	861,877	—	—	861,877	194,819	1,056,696

Balance at September 30, 2021	2,580,420	$3	$2,958,072	$(2,641,366)	$(89,374)	$227,335	$188,680	$416,015

See accompanying notes to Condensed and Consolidated financial statements.

F-73

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$197,726	$(233,558)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	212,780	182,631
Share-based compensation expense	66	23,264
Deferred income tax benefit	(6,974)	(52,313)
Change in fair value of warrants liability and other embedded liabilities	—	25,515
Change in fair value of other derivative financial instruments	(3,183)	(5,819)
Realized gain net of proceeds on the early termination of derivative instrument	(23,544)	—
Loss on extinguishment of debt	—	111,413
Amortization of net discount and amortization of debt issuance costs	17,625	10,126
Loss on the sale of assets	179	—
Non-cash foreign currency gains	(236,228)	(44,956)
Asset impairment charges	5,306	5,576
Other	12,906	1,392
Changes in operating assets and liabilities:
Increase in accounts receivable	(9,028)	(8,126)
Increase in other assets	(82,973)	(5,743)
Increase (decrease) in accounts payable	47,193	(23,357)
Increase (decrease) in accrued expenses and other liabilities	(7,099)	114,719

Net cash provided by operating activities	124,752	100,764

Cash flows from investing activities:
Capital expenditures	(26,582)	(26,705)
Acquisitions and capitalization of intangible assets	(37,503)	(23,335)
Proceeds from payments on held-to-maturity loans	397	—
Originations of held-to-maturity loans	(32,088)	—
Return of escrow on business acquisition	3,162	—
Acquisitions of businesses, net of cash acquired	—	(167,944)

Net cash used in investing activities	(92,614)	(217,984)

Cash flows from financing activities:
Proceeds from debt issuance	—	7,659,405
Proceeds from withdrawal of revolver	233,000	490,000
Repayments of revolver	(150,000)	(240,000)
Payment of debt issuance costs	—	(99,879)
Repayments of long-term debt	(26,180)	(5,792,241)
Payments of accrued purchase consideration	(150,000)	(1,302)
Proceeds from financed asset acquisitions, net of principal payments	—	(892)
Sale of noncontrolling interest in subsidiary	20,088	—
Payments of dividends to noncontrolling interests	(14,698)	(7,773)
Redemption of preferred stock	—	(1,959,595)
Payment for withholding tax related to exercise of stock options	(326)	(4,915)

Net cash provided by financing activities	(88,116)	42,808

F-74

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended September 30,
	2022	2021
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted	(32,709)	2,177

Net change in cash and cash equivalents and restricted cash	(88,687)	(72,235)
Cash and cash equivalents and restricted cash beginning balance	356,000	431,122

Cash and cash equivalents and restricted cash ending balance	$267,313	$358,887

Supplemental cash flow information:
Cash paid for interest	$304,969	$189,303
Cash paid for income taxes	$31,645	$18,586
Supplemental disclosure of non-cash investing and financing activities:
Capital assets financed	$—	$5,045
Accrued purchase consideration	$—	$30,700
Fair value of equity consideration for acquisition of business	$—	$975,118
Fair value of equity consideration for acquisition of noncontrolling interest	$—	$19,976
Paid-in-kind interest	$(1,448)	$(578)
Paid-in-kind dividends gross up – PIK – Series A Preferred Stock	$—	$(22,255)
Paid-in-kind dividends gross up – PIK – Series B Preferred Stock	$—	$(12,266)
(1) Reconciliation of cash and cash equivalents and restricted cash to the condensed and consolidated balance sheets:
Cash and cash equivalents	$260,210	$351,180
Restricted cash included in other current assets	3,088	2,807
Restricted cash included in other noncurrent assets	4,015	4,900

Total cash and cash equivalents and restricted cash	$267,313	$358,887

See accompanying notes to condensed and consolidated financial statements.

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SOLERA GLOBAL CORP. AND SUBSIDIARIES

UNAUDITED NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

Organization and Formation

Solera Global Corp. (the “Company”) was formed as a Delaware corporation on August 20, 2021 and had no assets or operations prior to December 27, 2021. On December 27, 2021, Solera Global Holding Corp. merged into a newly formed entity, SGHC Merger Sub, LLC (“SGHC Merger Sub”), a wholly-owned subsidiary of Solera Global Corp., with the SGHC Merger Sub being the surviving entity following the merger operating under the name Solera Global Holding, LLC. In consideration for the merger, Solera Global Corp. issued Class A Common Stock, par value $0.0001 per share in exchange for each share of common stock, par value $0.001 per share of Solera Global Holding Corp. In addition, each award under the Solera 2016 Stock Option Plan (the “2016 Plan”), was exchanged for one Solera Global Corp award. As required under U.S. GAAP, the financial statements of Solera Global Corp. reflect the retrospective consolidation of Solera Global Holding Corp. to give effect to the reorganization under common control that occurred effective December 27, 2021.

In addition to the transaction discussed above, the Company represents a consolidation of two entities that completed a common control merger on June 4, 2021 that were both historically controlled by Vista Equity Partners Fund V L.P., a Delaware limited partnership (“Vista”), an investment fund affiliated with Vista Equity Partners Management, LLC.

The first of the two entities is Solera Global Holding Corp., which, along with its legacy subsidiaries are referred to in this report collectively as “Solera”. On September 13, 2015, Solera Holdings, Inc. (Solera’s predecessor ultimate parent entity) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Summertime Holding Corp. (“Solera Parent”) and Summertime Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Solera Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the condition set forth therein, on March 3, 2016, Merger Sub merged with and into Solera Holdings, Inc. (the “Merger”), with Solera Holdings, Inc. surviving the Merger as an indirect wholly-owned subsidiary of Solera Parent. Solera Parent and Merger Sub were formed by an affiliate of Vista prior to the Merger. Solera Parent Holding, LLC and subsidiaries, formerly known as Summertime Holding, LLC, a limited liability company and a wholly-owned subsidiary of Solera Parent, was incorporated on August 28, 2015 to facilitate the Merger. On October 4, 2016, Solera Parent changed its name from Summertime Holding Corp. to Solera Global Holding Corp. At the time, Vista held a majority interest in Solera Global Holding Corp.

The second entity is Ousland Holdings, Inc. (“DealerSocket”), an affiliate of Vista. Vista historically held a majority interest in Ousland Holdings, Inc. which includes Ousland Intermediate Holdings, Inc. and subsidiaries. Solera and DealerSocket were historically under common control of Vista and Vista had the ability to control each of the companies and manage and operate the companies through the same fund manager and their respective boards of directors. Thus, Vista has the ultimate controlling interest in the companies. On June 4, 2021, Solera and DealerSocket completed a merger as a common control transaction and as a result, the historical financial statements of the companies and their consolidated subsidiaries have been consolidated retrospectively in these consolidated financial statements. The outstanding preferred and common stock of DealerSocket was exchanged with 214,929 shares of Solera’s common stock, which is discussed further below.

Concurrent with this common control merger on June 4, 2021, Solera Global Corp., through Solera Global Holding Corp. and its subsidiaries, acquired a controlling interest in Omnitracs Topco, LLC (“Omnitracs”), a leading fleet management platform, in an all stock transaction with related parties of Vista. Omnitracs is a voting interest entity and under the control of Solera Global Corp. through its subsidiaries. Refer to Note 3, Business Combinations, for additional discussion.

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Description of Businesses

Solera, headquartered in Westlake, Texas, is a leading provider of risk and asset management software and services to the automotive and property marketplace, including the global property and casualty (“P&C”) insurance industry. In addition to Solera’s position in collision repair and its significant global presence in mechanical repair, Solera provides data driven productivity and decision support solutions to other aspects of vehicle ownership such as vehicle validation, vehicle history, vehicle service and marketing, driver violation monitoring, vehicle salvage and electronic titling. Solera is also expanding its core competencies of data, software and connectivity from the auto to the home, as well as to the fleet ecosystem and the digital identity ecosystem. Solera is active in over 100 countries across six continents.

DealerSocket, headquartered in Irving, Texas, is an automotive technology platform that helps auto dealerships in the United States, Canada and Australia improve profitability through a fully integrated suite of marketing, sales, service, customer experience, dealer management system, data mining, websites, digital retail and inventory management solutions. The technology solutions and related services are provided through a hosting environment, which allows customers to access this proprietary software platform through the Internet at any time.

Omnitracs, headquartered in Dallas, Texas, is a provider of full-suite fleet management and routing software solutions for commercial vehicles. Omnitracs provides software and SaaS fleet management solutions to businesses in the United States and internationally. Additionally, Omnitracs serves private fleets, service fleets, and dedicated carriers, as well as truckload, less-than-truckload, and parcel and delivery industries; and wholesale distributors and local service companies. Omnitracs provides a portfolio of compliance, productivity, routing and dispatch, safety and security, transportation management and data/analytics solutions to all of its customer segments. Refer to Note 3 – Business Combinations for additional details.

Financial Statement Preparation

The accompanying condensed and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“U.S. GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, the accompanying condensed and consolidated financial statements reflect all adjustments, consisting of only normal, recurring adjustments, necessary to fairly state the financial position, results of operations and cash flows of the Company. The operating results for the six months ended September 30, 2022 are not necessarily indicative of the result that may be expected for any future periods.

The unaudited interim condensed and consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Report on Form S-1.

Principles of Consolidation

The condensed and consolidated financial statements include the Company’s accounts and those of its wholly-owned and majority-owned subsidiaries and are presented in accordance with Accounting Standard Codification (“ASC”) 805-50, Business Combination – Related Issues, which requires retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. As such, prior period financial information has been recast. The recast financial statements reflect consolidation of DealerSocket’s historical financial results by Solera. In addition, on June 4, 2021 and prospectively, the consolidated results additionally include the financial results of Omnitracs. Furthermore, the prior period condensed and consolidated financial statements have been recast to reflect the December 27, 2021 reorganization transaction under common control. For further information related to Omnitracs, please refer to Note 3, Business Combinations.

All intercompany accounts and transactions have been eliminated in consolidation.

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2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying condensed and consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the condensed and consolidated financial statements and accompanying notes.

Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results could differ from those estimates. The reported amounts of assets, liabilities, revenues and expenses are affected by estimates and assumptions which are used for, but not limited to, the accounting for sales allowances, allowance for doubtful accounts, fair value of derivatives (including warrants and dividend received deduction gross ups), valuation of goodwill and intangible assets, amortization life of intangibles, accrued restructuring, liabilities under defined benefit plans, right-to-use liability, share-based compensation, valuation of redeemable noncontrolling interests, purchase price allocations and income taxes.

When estimates are determined based on forecasted financial information, the Company considered the impact of the COVID-19 pandemic. There was not a material impact to the condensed and consolidated financial statements as of and for the six months ended September 30, 2022. Changes in expectations, including the magnitude and duration of the COVID-19 pandemic, could result in a material adverse impact to the condensed and consolidated financial statements in future reporting periods.

Internal Use Software

The Company follows the guidance within ASC 350-40, Internal Use Software. Direct and incremental costs incurred in developing or obtaining internal use computer software as well as certain payroll and payroll-related costs of employees who are directly associated with internal use computer software projects are capitalized. The amount of capitalized payroll costs with respect to these employees is limited to the time directly spent on such projects. The costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. Additionally, internal costs related to minor upgrades and enhancements are expensed, as it is impractical to separate these costs from normal maintenance activities. The Company is amortizing the internal use software on a straight-line basis over an estimated useful life of two-to-ten years.

Contingent Purchase Consideration

Contingent future cash payments related to our acquisitions are recognized at fair value as of the acquisition date and included in the determination of the acquisition date purchase price. Subsequent changes in the fair value of the contingent future cash payments are recognized in earnings in the period that the change occurs.

Goodwill

Goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired in various acquisitions.

Goodwill is not amortized, but instead is tested for impairment annually or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group.

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Goodwill is tested for impairment annually at a reporting unit level beginning with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, the Company performs a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the carrying value of that reporting unit. If the carrying value of a reporting unit exceeds the estimated fair value of that reporting unit, an impairment loss is recognized for the excess, limited to the amount of goodwill allocated to the reporting unit. The Company also considers income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company performs its annual goodwill assessment as of January 1 of each fiscal year. No goodwill impairment charges were recorded during the six months ended September 30, 2022 and 2021.

Intangible Assets

The Company’s intangible assets with finite lives primarily consist of intangible assets acquired in business combinations including customer relationships, trademarks, and technology and content. The Company amortizes intangible assets with finite lives acquired in business combinations on an accelerated basis to reflect the pattern in which the economic benefits of the intangible asset are consumed.

Indefinite-lived intangibles consist of certain trademarks and tradenames and are tested annually for impairment as of January 1 of each fiscal year and in interim periods if events or circumstances indicate that the carrying amount may be impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired (i.e., the asset’s carrying amount exceeds its fair value). If indefinite-lived intangibles were deemed more likely than not to be impaired, then the Company would proceed to the quantitative analysis which includes estimating the fair value of the relevant intangible assets and comparing it to the carrying value to determine whether indefinite-lived intangibles were, indeed, impaired.

No impairment charges were recorded by the Company related to indefinite-lived intangible assets during the six months ended September 30, 2022 and 2021.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. Long-lived assets are considered to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If an asset is deemed to be impaired, the amount of the impairment loss represents the excess of the asset’s carrying value over its estimated fair value.

Property and equipment, including internal use software, is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets used in combination to generate cash flows largely independent of other assets may not be recoverable. The Company recorded asset impairment charges of $5.3 million and $5.6 million for the six months ended September 30, 2022 and 2021, respectively, related to definite-lived intangible assets and fixed assets. The charges incurred during the six months ended September 30, 2022 relate to write-down of fixed assets due to fair value adjustment of a facility held for sale. The charges during the six months ended September 30, 2021 relate to the exit and sublease of leased office space. See Note 6, “Leases” for additional information regarding impairment of right-of-use assets.

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Revenue Recognition

The Company derives revenue from four primary sources: (1) software-as-a-service (“SaaS”) offerings; (2) other intellectual property (“IP”) based licenses; (3) software and data maintenance and support; and (4) business process outsourcing services (“BPaaS”).

The Company determines revenue recognition through the following steps, which are described in more detail below:

•	Identification of the contract or contracts with a customer;

•	Identification of the performance obligation(s) in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligation(s) in the contract; and

•	Recognition of revenue when, or as, a performance obligation is satisfied.

Agreements with customers often include multiple performance obligations, and these performance obligations are sometimes included in separate contracts. The Company considers an entire customer arrangement to determine if separate contracts should be considered combined for the purposes of revenue recognition.

At contract inception, the Company assesses the product offerings or bundle of product offerings in their contracts to identify performance obligations that are distinct. A performance obligation is distinct when separately identifiable from other items in a bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify the performance obligations, the Company considers all of the product offerings promised in the contract.

The Company determines the transaction price based on the amount of consideration to which they expect to be entitled in exchange for transferring products or services to a customer. The Company contracts with customers contain variable consideration, which exists when the amount the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as usage-based fees. In instances when estimation is required, the Company estimates variable consideration in its contracts primarily using the most likely amount method by considering the single most likely amount in a limited range of possible consideration amounts. The Company develops estimates of variable consideration on the basis of historical information, current trends, and any other specific knowledge about future periods (e.g. customer plans to increase usage). For example, the Company contracts oftentimes contain a Service Level Agreement (“SLA”) promising a certain percentage of uptime or a maximum response time or other guarantees. Because history has shown the Company typically meets its SLA promises and any penalties incurred have been insignificant, the Company does not adjust the transaction price for SLA penalties as a significant revenue reversal is not probable. Variable consideration is constrained and not included in the transaction price when the Company believes a significant cumulative revenue reversal is probable (i.e., rebates and refunds). In addition, the Company’s long-term contracts (i.e., longer than one year) generally do not include a significant financing component. For contracts less than one year, the Company has elected to apply the practical expedient at ASC 606-10-32-18 to avoid adjusting the transaction price for a significant financing component when the period between the transfer of the promised good or service and related customer payment is one year or less.

Once the transaction price is determined, the total transaction price is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the products or services to the customer (the “allocation objective”). The Company evaluates whether the allocation objective is met in a transaction by comparing the contractually-stated price to the stand-alone selling price (“SSP”) for each performance obligation.

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In general, the Company prices products and services in contracts using discounted list price. List price is discounted generally by product regardless of any bundles purchased by the customer.

In the limited circumstances where list price cannot be used to determine SSP, the Company will utilize other observable prices or apply an estimation approach in order to determine SSP. SSP may be estimated using judgment considering all reasonably available information, such as market conditions, entity-specific factors, and information about the customer or class of customer. The Company maximizes the use of observable inputs and consistently applies its methods to estimate SSP of products or services with similar characteristics.

Revenues are recognized when the Company satisfies its respective performance obligations under the terms of a contract when control over the products and services is transferred to the customer.

The following describes the nature of the Company’s primary types of revenues and the revenue recognition policies and significant payment terms as they pertain to the types of transactions entered into with the Company’s respective customers.

SaaS Offerings

The Company offers SaaS solutions to customers that purchase remote access to their software and its functionality. SaaS solutions are sold by the majority of the Company’s entities across all the major geographies in which they operate. The primary SaaS solution sold by the Company is a vehicle claims workflow management platform that assists insurance companies and vehicle repair shops with various aspects of the claims process.

For the SaaS offerings, the nature of the promise to the customer is to stand ready to provide continuous access to the Company’s application platforms, and in some cases, to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the SaaS offering is generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. The Company typically satisfies its SaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended evenly throughout the period and customers benefit consistently throughout the contract term. As such, when SaaS is priced on a fixed-fee basis revenue is recognized ratably over the contract period. Certain SaaS offerings contain variable payments based upon the number of transactions processed in a given period. The Company has evaluated variable payment terms related to our SaaS offerings and concluded that these payments generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized in the period when the control of the performance obligation is transferred to the customer.

The Company offers certain SaaS solutions with both offline and online functionality. Cloud-based solutions which include offline functionality represent more than one quarter of our total revenues. The Company evaluates the nature of the products to determine whether they represent two distinct performance obligations, or a single performance obligation. If the software license element of the product has limited functionality without the SaaS and is highly interdependent and interrelated with the SaaS, the Company treats the bundle as a single SaaS performance obligation. The total revenue generated from our Claims Management System, which was accounted for as a single performance obligation, was $236.1 million and $269.1 million during the six months ended September 30, 2022 and 2021, respectively. The total revenue generated from the Body Shop Management System and Vehicle Valuation System, each of which was accounted for as a single performance obligation, was immaterial for each period presented, respectively.

Other IP-based Licenses

The Company licenses subsets of the data contained in its proprietary databases. The licensed data includes information on vehicle repair, diagnostic, service and maintenance, and vehicle part interchangeability. This data

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is sold to repair shops, salvage yards and tool manufacturers. Customers download the raw data to be used either locally or integrated into their own products and services. The licensed data is sold as a term license with updates or refreshes to the data occurring throughout the contract term. In certain instances, the nature of the data is dynamic and the frequent updates are integral to the value of the product. For these, the Company has concluded that although the data downloads are licenses by nature, they are akin to SaaS, and to be recognized over time. Otherwise, the licenses generally have significant stand-alone functionality to the customer upon delivery. The nature of the Company’s promise in granting the license to the data to a customer is to provide the customer a right to use our IP, and these licenses are generally considered distinct performance obligations. Therefore, revenue allocated to these IP-based licenses is typically recognized at a point in time upon delivery of the data.

Software and Data Maintenance and Support

The software and other IP-based licenses are typically sold with coterminous maintenance (i.e., a “subscription”). This service is bundled together with the licensed product for one combined price. Software and data maintenance include updates and version upgrades as well as technical support provided via phone, website or dedicated support technicians. Other IP-based product maintenance includes refreshes or updates of the raw data subset(s) downloaded by the customer. The Company satisfies the maintenance performance obligation over the contract term because the customer is expected to benefit from the service consistently throughout the contract. As such, revenue allocated to maintenance performance obligations is recognized ratably over the relevant contract terms as it represents a stand-ready performance obligation comprised of a series of distinct daily services.

BPaaS

The Company provides various BPaaS to customers that purchase access to the services on an as-needed basis. These services are primarily sold to insurance companies and vehicle dealerships.

The nature of the Company’s promise to the customer is to stand ready to perform an unspecified quantity of outsourced or transaction-processing services for a specified term or terms. Accordingly, the services are generally viewed as stand-ready performance obligations comprised of a series of distinct daily services. The Company typically satisfies its BPaaS performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the efforts are expended throughout the period given the nature of the promise is a stand-ready service. BPaaS is generally priced on a per transaction fee basis. The Company has evaluated its variable payment terms related to its BPaaS performance obligations and concluded that the fees generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the requisite criteria are met, variable fees are allocated to and recognized on the day in which the fees become billable to the customer.

Fleet Management Services

The Company provides fleet management services to certain customers that are primarily comprised of satellite or wireless communications hardware with embedded software and related monthly recurring messaging, wireless, and application subscription-based services and, in certain instances, extended or non-standard warranty services.

The satellite and wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation was based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both proprietary and will not function with third-party devices or software; the functionality of the combined solution is transformative since the features of the hardware and the applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e., collecting data and analyzing such data

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to provide fleet management services). Neither is merely additive to the other as there is no stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company has determined that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate. Rather, the average life of the hardware is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the fleet management services. In cases where the initial contract term is less than five years, a portion of the total contract consideration received represents a material right under which the Company promises to provide fleet management services on a discounted basis for the remaining useful life of the hardware. As such, for contract durations of less than 5 years, there are two performance obligations, a combined performance obligation for the hardware and subscription representing fleet management services, and a material right to renew fleet management services on a discounted basis. The amount allocable to the fleet management service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between the hardware useful life of 5 years and the initial contract term.

Vehicle Intelligence Services

The Company provides vehicle intelligence services to certain customers that are primarily comprised of wireless communications hardware with embedded software and related application and subscription-based services.

The wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation was based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both proprietary and will not function with third-party devices or software; the functionality of the combined solution is transformative since the features of the hardware and the applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e., collecting data and analyzing such data to provide vehicle intelligence services). Neither is merely additive to the other as there is no stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company has determined that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate. Rather, the average service life of the hardware during which vehicle intelligence services are provided is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the vehicle intelligence services. In cases where the initial contract term is less than the expected in-service life of the hardware, portion of the total contract consideration received represents a material right under which the Company promises to provide vehicle intelligence services on a discounted basis for the remaining in-service life of the hardware. As such, for contract durations less than the average in-service life, there are two performance obligations, a combined performance obligation for the hardware and subscription representing vehicle intelligence services, and a material right to renew vehicle intelligence services on a discounted basis. The amount allocable to the vehicle intelligence service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between expected hardware in-service life and the initial contract term.

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Contract Costs

Contract costs primarily consist of sales commissions that are incremental to obtaining a contract with a customer. Additionally, contract costs include costs associated with the hardware sold to customers in connection with fleet management services which represent a cost of fulfilling the combined performance obligation contract in accordance with ASC 340-40 Other Assets and Deferred Costs—Contracts with Customers. These costs are capitalized and recorded in other current assets in the accompanying consolidated balance sheets. Those capitalized costs are amortized over the expected period of benefit, either commensurate with the recognition of revenue for the underlying products or services as the performance obligations are satisfied or over the shorter of the estimated customer life or estimated life of the technology provided in the underlying contract. The Company elected the ASC 606 policy election to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Acquisition and Related Costs

Acquisition and related costs include legal and other professional fees and other transaction costs associated with completed and contemplated business combinations and asset acquisitions, costs associated with integrating acquired businesses, including costs incurred to eliminate workforce redundancies and for product rebranding, and other charges incurred as a direct result of acquisition efforts. These other charges include changes to the fair value of contingent purchase consideration, acquired assets, and assumed liabilities subsequent to the completion of the purchase price allocation, purchase consideration that is deemed to be compensatory in nature, and incentive compensation arrangements with continuing employees of acquired companies.

Foreign Currency Translation and Transactions

For the majority of the Company’s foreign subsidiaries, the local currency is its functional currency. Functional currencies of significant foreign subsidiaries include Euros, British Pounds, Swiss francs, Canadian dollars, Brazilian reals, and Mexican pesos.

Local currency financial results are translated into U.S. dollars based on average exchange rates prevailing during the reporting period for the consolidated statement of loss and certain components of the consolidated equity and are translated into U.S. dollars based on the exchange rate at the end of that period for our consolidated balance sheet. These translations resulted in net foreign currency translation adjustments, net of noncontrolling interest and tax, of $(396.4) million and $(18.2) million during the six months ended September 30, 2022 and 2021, respectively, which are recorded as a component of accumulated other comprehensive loss.

During the six months ended September 30, 2022 and 2021, net foreign currency transaction losses (gains) recognized in other expense (income), net of tax in the consolidated statements of loss were $(236.2) million and $(45.0) million, respectively.

Income Taxes

The Company is a corporation and, as a result, is subject to United States federal, state and local income taxes. Omnitracs Topco LLC is treated as a partnership for United States federal income tax purposes and therefore does not pay United States federal income tax on its taxable income. Instead, the Omnitracs Topco LLC unit holders, including the Company, are liable for United States federal income tax on their respective shares of Omnitracs Topco LLC’s taxable income reported on the unit holders’ United States federal income tax returns. Omnitracs Topco LLC is liable for income taxes in those states not recognizing its status as a partnership for United States federal income tax purposes. The Company is also subject to taxes in foreign jurisdictions.

The Company’s accounting policy election is to record the deferred tax asset or deferred tax liability to be recognized for an outside basis difference related to the Company’s investment in Omnitracs Topco LLC under

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the look-through approach. Accordingly, the Company has “looked through” and matched up its outside temporary difference with its share of inside temporary differences for purposes of (1) applying ASC 740’s exceptions to deferred tax accounting and (2) determining the character (capital versus ordinary) and resulting reversal patterns used for assessing the applicable tax rate and realizability of DTAs. Accordingly, measuring the outside basis difference under the look-through approach results in the recognition of deferred taxes in a manner consistent with the characteristics of the underlying assets and liabilities that will be individually recovered and settled, respectively.

Advertising Costs

Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising costs were $13.9 million and $8.5 million for the six months ended September 30, 2022 and 2021, respectively.

Share-Based Compensation

Expenses related to share-based payment awards are recorded in the period to which the services rendered for these awards relate. These awards are in the form of stock options, restricted stock, restricted stock units (“RSUs”) and profits interests. Shares of common stock issued upon exercise of stock options will be from previously unissued shares. The grant date fair value of stock options and profits interests with vesting contingent upon the achievement of service and performance conditions are estimated using the Black-Scholes option pricing models, respectively. The grant date fair value of RSUs and restricted stock is determined based upon the fair value of the underlying common shares.

Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of service conditions is recognized on a straight-line basis over the requisite service period of the award, which generally equals the vesting period, as compensation expense. Share-based compensation expense associated with equity awards with vesting contingent upon the achievement of performance conditions is recognized on an accelerated basis over the derived service period when achievement of performance condition is considered probable. The Company accounts for forfeitures in compensation costs when they occur. No compensation cost is recorded for awards that do not vest.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility. The estimate of the expected term of options granted was determined using estimates of timing to a potential change of control transaction. The expected volatility is based on the volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size and financial leverage. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future.

Earnings (Loss) Per Share

The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of diluted shares, as calculated under the treasury stock method, which includes the potential effect of dilutive common stock equivalents, such as options to purchase common shares, and contingently issuable shares. If the Company reports a net loss, rather than net income for the period, the computation of diluted loss per share excludes the effect of dilutive common stock equivalents, as their effect would be anti-dilutive.

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Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM is our Chief Executive Officer (“CEO”).

Under the provision of ASC 280, Segment Reporting, for the historical periods under common control, the Company has determined that there are four reportable segments: Vehicle Claims, Vehicle Repair, Vehicle Solutions, and Fleet Solutions. See Note 19, “Segment Information,” for further information.

Variable Interest Entity (“VIE”)

Solera Auto Finance, LLC (“SAF”), a wholly owned subsidiary of the Company, provides financing solutions to the non-prime segment of used car buyers. The business was launched in March 2022 and is primarily funding loan originations with cash. In September 2022, SAF executed a transaction with a third-party investor to obtain financing on a defined pool of previously originated loans with an unpaid principal balance of $25 million (the “Loans”, and broadly, the “Loan Transaction”). To affect the Loan Transaction, SAF established two subsidiaries, SAF Depositor, LLC (“Depositor”) (wholly-owned by SAF) and SAF SFG1, LLC (“SFG1”). IHA holds 100% of Class A and B units, and 75% Class C units; the remaining 25% of Class C units and 100% of Class D units are indirectly held by the Company through its subsidiaries. SFG1 is considered a VIE because holders of its equity at risk lack the characteristics of a controlling financial interest. Specifically, holders of equity at risk do not have the power, through voting or similar rights, to direct the activities that most significantly affect SFG1’s performance. The Company has determined that it has the power to direct the activities of the VIE that most significantly impact its economic performance, and the Company has the obligation to absorb losses of and the right to receive benefits from the VIE that could potentially be significant to it. The Company therefore determined that it is the primary beneficiary of the VIE, and as a result, the Company consolidates the VIE. Total assets held by SFG1 were $21.9 million as of September 30, 2022.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion Options (“Subtopic 470-20”) and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 also improves and amends the related Earnings Per Share guidance for both Subtopics. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020-06 will be effective for annual reporting periods beginning after December 15, 2021. The Company adopted the new standard in the first quarter of fiscal year 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In April 2021, the FASB issued ASU 2021-04, which included Topic 260 “Earnings Per Share”. This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company adopted the new standard in the first quarter of fiscal year 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, an update to accounting guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to their recognition and measurement. The update requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with the revenue recognition guidance. This generally will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree immediately before the acquisition date.

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Historically, such amounts were recognized by the acquirer at fair value. The update was effective for the Company in the first quarter of 2023 and is applicable to transactions occurring on or after the effective date. There was no impact to the Company’s condensed and consolidated financial statements in the period of adoption, and future impacts will depend on the facts and circumstances of any future transactions.

New Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard addresses the risks from the discontinuation of the London Interbank Offered Rate (LIBOR) and provides optional expedients and exceptions to contracts, hedging relationships and other transactions that reference LIBOR if certain criteria are met. This guidance is effective and may be applied beginning March 12, 2020 through December 31, 2022. In January 2021 the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. This standard clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. This guidance is effective and may be applied beginning January 7, 2021 through December 31, 2022. We do not expect any material impact of adoption of the standards on the consolidated financial statements.

3.	Business Combinations

The Company seeks acquisition targets with strong, entrepreneurial management teams that can be incented to drive achievement of targets, often in conjunction with performance based earn-outs. The Company seeks acquisition targets that can achieve acceptable margin levels within a reasonable amount of time. Finally, acquisition targets must have a strategic fit with the Company’s core operations.

Omnitracs Acquisition

On June 4, 2021, the Company completed the acquisition of 92.28% of the equity of Omnitracs for total purchase consideration of $975.1 million. Consideration consisted of 119,281 shares of Solera common stock and 7.8% of the equity of DealerSocket, LLC and Solera, LLC, which hold the operating assets of DealerSocket and Solera, respectively. Subsequent to the close of the transaction, on June 7, 2021, the Company provided additional consideration of 7,915 shares of Solera common stock with the fair value of $20.0 million, to acquire additional units of Omnitracs representing an additional 0.22% interest in Omnitracs.

Upon completion of an initial public offering, the remaining existing equity holders of Omnitracs will have the option to exchange their remaining ownership in Omnitracs for 291,494 shares of Solera common stock at a future date. The consummation of the transaction resulted in Solera Global Corp. holding an over 90% controlling interest in the aggregate combined Solera, DealerSocket and Omnitracs operating entities. The acquisition costs incurred in the Omnitracs acquisition were $2.6 million which are recorded in acquisition and related costs in the consolidated statements of operations.

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The Omnitracs transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Omnitracs had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The Company has determined the fair values of the assets acquired and liabilities assumed at the transaction date. The following table summarizes the purchase price allocation (in thousands):

Fair value of consideration transferred	$975,118

Fair value of assets acquired:
Cash and cash equivalents	32,998
Accounts receivables, net	75,134
Other current assets	51,061
Property, plant and equipment	31,348
Intangible assets	788,040
Deferred income tax assets	4,141
Other noncurrent assets	67,408

Total assets acquired	1,050,130
Fair value of liabilities assumed
Accounts payable	32,547
Accrued expenses and other current liabilities	125,355
Current portion of long term debt	31,707
Long-term debt	1,042,811
Other noncurrent liabilities	126,753
Deferred income tax liabilities	50,106

Total liabilities assumed	1,409,279

Total identifiable net assets (liabilities)	(359,149)
Noncontrolling interest in Omnitracs	(81,577)
Goodwill	1,415,844

Fair value of consideration transferred	$975,118

The excess of the total equity value of Omnitracs (equal to the sum of fair value of consideration transferred and fair value of the noncontrolling interest) over net assets acquired was recorded as goodwill. The fair value of the noncontrolling interest in Omnitracs was determined to be $81.6 million as of the transaction date. Noncontrolling interest was measured based upon application of the pro rata share Omnitracs equity not acquired by the Company to the total fair value of Omnitracs equity outstanding at the transaction date. Based upon terms of the purchase agreement, the Company determined that no discount for lack of marketability was required in the determination of fair value for the noncontrolling interest. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is $108.0 million.

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The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	22,000	5	5
Technology	329,440	5-6	5
Customer relationships	436,600	20	20

Total identified intangible assets	$788,040

Intangible assets acquired as a result of the Omnitracs acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair value of Customer Relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deductions portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

eDriving Acquisition

On June 1, 2021, the Company acquired 100% of the equity of eDriving, LLC (“eDriving”). eDriving, based in New Jersey, helps organizations around the world to reduce incidents, collisions, injuries, license violations, carbon emissions, and total cost of fleet ownership through its patented digital driver risk management programs. Total fair value of purchase consideration was $233.0 million, consisting of $202.4 million in cash paid at closing, $25.0 million in deferred cash consideration due on the one-year anniversary of the transaction, and contingent consideration of $5.7 million. Identifiable net assets acquired consisted predominantly of intangible assets of $76.7 million and goodwill of $159.7 million. eDriving is immaterial to the results of operations of the Company.

Spireon Acquisition

On March 1, 2022, the Company, through a subsidiary of Omnitracs, acquired 100% of the equity of Spireon Holdings, Inc. and Spireon-ATS Holdings, Inc. (collectively, “Spireon”) from Spireon Holdings, L.P. Total fair value of purchase consideration was $776.3 million, consisting of $393.2 million in cash paid at closing, a deferred cash payment of $125.0 million paid during September 2022, fair value contingent consideration of $45.6 million, payable in first quarter of calendar year 2023 in an amount not to exceed $87.5 million and tied to achievement of revenue and profitability metrics for calendar year 2022, and 24,221.57 Class A Units of Omnitracs Topco, LLC, representing fair value consideration of $212.5 million. The acquisition costs incurred in the Spireon acquisition were $5.8 million which are recorded in acquisition and related costs in the consolidated statements of operations.

The Spireon transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations. Treatment as a business combination is based upon the following primary considerations: the counterparties in the transaction are not under common control with the Company, there is no concentration of substantially all the fair value of assets acquired in a single asset or group of similar assets, and Spireon had substantive processes that contributed to the ability to produce outputs, including an organized workforce which was acquired. The Company has determined the preliminary fair values of the assets acquired

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and liabilities assumed at the transaction date. These values are subject to revision as the Company performs additional analysis of the assets acquired and liabilities assumed, including the assumptions utilized in assessing fair value acquired intangible assets. During the six months ended September 30, 2022, the Company performed additional analysis regarding the nature and status of remaining unsatisfied performance obligations on acquired customer contracts and as a result has revised the preliminary fair value of acquired deferred revenue and associated deferred income taxes, with a corresponding adjustment to goodwill. The Company continues to perform additional analysis regarding acquired customer contracts as well as various acquired intangible assets, and as a result, the associated fair value assessments are subject to further revision during the measurement period. The following table summarizes the preliminary purchase price allocation (in thousands):

Fair value of consideration transferred	$776,251

Estimated fair value of assets acquired:
Cash and cash equivalents	5,867
Accounts receivables, net	16,754
Other current assets	32,447
Property, plant and equipment	19,016
Intangible assets	504,620
Other noncurrent assets	4,117

Total assets acquired	582,821
Estimated fair value of liabilities assumed:
Accounts payable	14,025
Accrued expenses and other current liabilities	64,156
Deferred income tax liabilities	93,968
Other noncurrent liabilities	49,557

Total liabilities assumed	221,706
Total identifiable net assets (liabilities)	361,115
Goodwill	415,136
Fair value of consideration transferred	$776,251

The excess of the total equity value of Spireon over net assets acquired was recorded as goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is zero.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value (in thousands)	Remaining Useful Life (in years)	Weighted average amortization period (in years)
Trademark	60,500	1.5 - Indefinite	4
Technology	134,270	9.5	9.5
Customer relationships	309,850	15 - 20	19.6

Total identified intangible assets	$504,620

Intangible assets acquired as a result of the Spireon acquisition are being amortized on an accelerated amortization basis to reflect the pattern in which the economic benefits of the intangible assets are realized.

The fair value for Trademark and Technology were estimated using the income approach, specifically the relief-from-royalty method which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or licenses fees on revenues earned through the use of the asset. The fair

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value of Customer Relationships was estimated using the multi-period excess earnings method. The multi-period excess earning method model estimates revenues and cash flows derived from the asset and then deductions portions of the cash flow that can be attributed to supporting assets. The resulting cash flow, which is attributable solely to the asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate the present value.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information consolidates the unaudited condensed and consolidated results of operations for the six months ended September 30, 2021 as if the acquisition of Omnitracs and Spireon had occurred as of April 1, 2020:

	Consolidated	Omnitracs	Spireon	Pro Forma Consolidated
Revenues	$1,060,448	$87,420	$79,390	$1,227,258
Depreciation and amortization	182,631	31,855	23,554	238,040
Interest expense, net	214,986	—	14,075	229,061
Income (loss) before income taxes	(246,338)	(12,292)	(36,048)	(294,678)

The amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Omnitracs and Spireon to reflect additional depreciation, amortization, and other purchase accounting adjustment assuming the fair value adjustments to the property and equipment and intangibles assets and other purchase accounting adjustments have been applied on April 1, 2020.

4.	Intangible Assets and Goodwill

Intangible Assets

Intangible assets consist of the following (in thousands):

	September 30, 2022			March 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Amortized intangible assets:
Internally developed software	$381,583	$(262,577)	$119,006	$361,863	$(256,235)	$105,628
Purchased customer relationships	1,632,070	(630,822)	1,001,248	1,687,807	(597,003)	1,090,804
Purchased trade names and trademarks	71,938	(44,673)	27,265	72,010	(38,483)	33,527
Purchased technology and databases	1,618,845	(1,194,706)	424,139	1,714,961	(1,176,329)	538,632

	$3,704,436	$(2,132,778)	$1,571,658	$3,836,641	$(2,068,050)	$1,768,591
Intangible assets not subject to amortization:
Purchased trade names and trademarks with indefinite lives	305,016	—	305,016	330,538	—	330,538

	$4,009,452	$(2,132,778)	$1,876,674	$4,167,179	$(2,068,050)	$2,099,129

Amortization of intangible assets totaled $188.1 million and $168.9 million for six months ended September 30, 2022 and 2021, respectively.

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Estimated future amortization expense related to intangible assets subject to amortization at September 30, 2022 is as follows (in thousands):

2023	$178,050
2024	302,004
2025	230,099
2026	159,995
2027	120,795
Thereafter	580,715

Total	$1,571,658

Goodwill

The activity for goodwill for the six months ended September 30, 2022 as follows (in thousands):

	Vehicle Claims	Vehicle Repair	Vehicle Solutions	Fleet Solutions	Total
Balance at March 31, 2022	$2,321,528	$790,912	$1,835,199	$1,693,069	$6,640,708
Foreign currency translation effect for the six months ended September 30, 2022	(234,995)	(37,331)	(82,484)	(5,625)	(360,435)
Measurement period adjustment	—	—	35,960	278	36,238

Balance at September 30, 2022	$2,086,533	$753,581	$1,788,675	$1,687,722	$6,316,511

5.	Revenue from Contracts with Customers

Disaggregation of Revenue

The Company primarily generates revenue from the United States (U.S.), United Kingdom and Europe but also generates revenue from operations in other areas around the world. The U.S. and the United Kingdom are the only countries that accounted for 10% or more of our consolidated revenues. The following table summarizes total revenues by geography (in thousands):

(in thousands)	U.S.	Europe (1)	United Kingdom	All Other	Total
Revenues:
Six Months Ended September 30, 2022	$726,117	$185,004	$123,832	$134,536	$1,169,489
Six Months Ended September 30, 2021	605,620	228,849	136,078	89,901	1,060,448

(1)	Excludes the United Kingdom.

The following table summarizes total revenues by type within each segment (in thousands):

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
For the Six Months Ended September 30, 2022
SaaS	$268,136	$116,656	$242,716	$239,939	$867,447
Other IP-based Licenses	12,739	11,140	546	4,064	28,489
Software and Data Maintenance and Support	1,843	1,099	93	7,050	10,085
BPaaS	53,093	—	110,678	34,580	198,351
Other (1)	2,945	668	42,265	19,239	65,117

Total	$338,756	$129,563	$396,298	$304,872	$1,169,489

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(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
For the Six Months Ended September 30, 2021
SaaS	$296,277	$121,855	$242,385	$154,855	$815,372
Other IP-based Licenses	14,196	9,763	562	2,610	27,131
Software and Data Maintenance and support	3,127	840	149	5,048	9,164
BPaaS	55,060	—	107,135	23,399	185,594
Other (1)	3,137	823	19,078	149	23,187

Total	$371,797	$133,281	$369,309	$186,061	$1,060,448

(1)	Primarily comprised of professional services and hardware.

Contract Balances

The unbilled accounts receivable and the contract cost asset—short term amounts indicated below are presented within accounts receivable, net, and other current assets, respectively, in the consolidated balance sheets. The contract cost asset—long term amounts indicated below are presented within other noncurrent assets in the consolidated balance sheets. The deferred revenue—long term amounts indicated below are presented within other noncurrent liabilities in the consolidated balance sheets. Generally, the customer contracts provide an unconditional right to be entitled to invoice and payment upon delivery of services and the right to receive consideration is not dependent upon the delivery of multiple performance obligations under the contract. As such, the unbilled accounts receivable included within contract asset balances are immaterial and if such balances exist, they are transferred to receivables when the rights to invoice and receive payment become unconditional.

Contract balances are as follows (in thousands):

	September 30	March 31
	2022	2022
Unbilled accounts receivable	$22,409	$19,814
Contract cost assets—short term	$40,617	$57,879
Contract cost assets—long term	$87,631	$30,890
Deferred revenue—short term	$185,091	$183,388
Deferred revenue—long term	$177,089	$129,322

Amortization expense of contract cost asset is as follows (in thousands):

	Six Months Ended September 30,
	2022	2021
Contract cost assets - amortization expense	$26,038	$4,035

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Changes in unearned revenue were as follows (in thousands):

Balance—beginning of period April 1, 2021	$89,501
Deferral of revenue	200,223
Recognition of unearned (or deferred) revenue	(205,684)
Acquisition of Omnitracs deferred revenue	148,668
CTA	(1,239)

Balance—end of period September 30, 2021	$231,469

Balance—beginning of period April 1, 2022	$312,710
Deferral of revenue	543,196
Recognition of unearned (or deferred) revenue	(520,428)
Spireon measurement period adjustment	39,397
CTA	(12,695)

Balance—end of period September 30, 2022	$362,180

Transaction Price Allocated to Future Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. The Company has elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue is recognized equal to the amount the Company has the right to invoice. The value of the transaction price allocated to remaining performance obligations as of September 30, 2022 was $649.1 million. The Company expects to recognize the remaining performance obligations as revenue over the next five years. The Company expects to recognize approximately 51% of its remaining performance obligations as revenue over the next twelve months, and the remainder thereafter.

Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidation, adjustments for revenue that have not materialized, and adjustments for currency.

6.	Leases

The Company determines whether a contract is or contains a lease at contract inception. With respect to ROU assets, operating lease ROU assets are included in noncurrent assets, net in the consolidated balance sheets. With respect to lease liabilities, the current portion of operating lease liabilities is in current operating lease liabilities, while the noncurrent portion of operating lease liabilities is in operating lease liabilities (net of current portion), in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As the rate implicit in the lease is not readily determinable in most of our leases, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives received, and initial direct costs incurred. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

In the condensed and consolidated statements of income (loss), lease expense for operating leases is recognized on a straight-line basis over the lease term.

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The Company has operating leases for real estate, vehicles, and equipment. The leases have remaining lease terms ranging from a month to 10 years, some of which include options to extend the leases. The Company includes renewal options that are reasonably certain to be exercised as part of the lease term. In addition, some leases include options to terminate the lease. The Company generally negotiates these termination clauses in anticipation of any changes in market conditions; however, based on their historical experience and the intent of management with respect to these leases, the Company does not anticipate that they will exercise the majority of their termination options. The Company assumes the majority of its termination options will not be exercised when determining the lease term of our leases.

Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent.

The operating lease cost is $13.1 million and $11.6 million for the six months ended September 30, 2022 and 2021, respectively. The finance lease interest expense and amortization of ROU assets is zero, for the six months ended September 30, 2022. The finance lease interest expense and amortization of ROU assets is $0.2 million and $0.1 million, respectively for the six months ended September 30, 2021. Short-term lease cost and variable cost amounts included in the consolidated statements of income (loss) are not material for the six months ended September 30, 2022 and 2021.

Other information related to leases is as follows (in thousands):

	Six Months Ended September 30,
	2022	2021
Supplemental Cash Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$10,021	$11,660
Operating cash flows from finance leases	$—	$204
Financing cash flows from finance leases	$—	$17
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	$1,224	$862

Supplemental balance sheet information related to leases is as follows (in thousands except lease term and discount rate):

	September 30, 2022	March 31, 2022
Lease ROU assets:
Operating leases	$39,404	$50,376

Lease liabilities:
Other current liabilities	$15,538	$18,245
Other noncurrent liabilities	45,627	57,086

Total operating lease liabilities	$61,165	$75,331

	September 30, 2022	March 31, 2022
	Operating Leases	Operating Leases
Weighted avg remaining lease term (in months)	57.6	59.8
Weighted avg discount rate	6.1%	5.8%

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For the six months ended September 30, 2021, the Company decided to abandon a leased property, and as a result the Company reclassified $8.7 million and $11.2 million of finance lease assets and liabilities, respectively, to those of operating lease assets and liabilities, and recognized an asset impairment charge of $5.6 million related to the right-of use asset. During the six months ended September 30, 2022 the Company exited a leased property and as a result derecognized a right-of-use asset in the amount of $3.8 million, derecognized a lease liability in the amount of $5.0 million, and recognized a gain in the amount of $0.4 million after associated broker fees.

7.	Mezzanine Equity

Mezzanine Equity Activity

The following table summarizes the Solera Series A Preferred Stock, Series B Preferred Stock and Non-controlling interest activity (in thousands, except per share data):

Redeemable Noncontrolling Interest
Amount
Balance at April 1, 2022	$118,836
Net income	3,919
Other comprehensive loss attributable to noncontrolling interest	(15,076)
Dividends and distributions to noncontrolling interest	(8,020)
Revaluation of redeemable noncontrolling interest	4,571

Balance at September 30, 2022	$104,230

	Solera Redeemable Series A Preferred Stock		Solera Redeemable Series B Preferred Stock		Total Solera Redeemable Preferred Stock	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2021	1,297,444	$1,297,444	250,000	$502,256	$1,799,700	$134,250
Net Income	—	—	—	—	—	4,359
Other comprehensive loss attributable to noncontolling interest	—	—	—	—	—	(1,682)
Dividends and distributions to noncontrolling interest	—	—	—	—	—	(7,066)
Paid-in-kind dividends gross up-PIK	22,255	22,255	—	12,266	34,521	—
Revaluation of redeemable noncontrolling interest	—	—	—		—	2,881
Redemption of preferred stock	(1,319,699)	(1,319,699)	(250,000)	(514,522)	(1,834,221)	—

Balance at September 30, 2021	—	$—	—	$—	$—	$132,742

F-96

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the DealerSocket Series A Preferred Stock and Series B Preferred Stock activity (in thousands, except per share data):

	DealerSocket Redeemable Series A Preferred Stock		DealerSocket Redeemable Series B Preferred Stock		Total DealerSocket Redeemable Preferred Stock
	Shares	Amount	Shares	Amount	Amount
Balance at April 1, 2021	137,364	$236,718	137,504	$417,722	$654,440
Redemption of preferred stock	(137,364)	(236,718)	(137,504)	(417,722)	(654,440)

Balance at September 30, 2021	—	$—	—	$—	$—

There was no activity for DealerSocket Series A Preferred Stock and Series B Preferred Stock for the six months ended September 30, 2022.

Redeemable Solera Series A Preferred Stock and Series B Preferred Stock

On March 4, 2016, Solera entered into securities purchase agreements (“Securities Purchase Agreements”), pursuant to which Solera issued an aggregate of 800,000 Series A preferred shares and 250,000 Series B preferred shares, $0.00001 par value per share (the “Series A Preferred Stock and the Series B Preferred Stock”), in payment of an aggregate of $800 million ($784 million net of initial discount of $16 million) and $250 million, respectively. Certain rights, preferences, privileges, and restrictions of the Series A Preferred Stock and the Series B Preferred Stock are summarized below:

•	Ranking—The Series A Preferred Stock ranks senior to the common stock and to any other preferred stock. The Series B Preferred Stock ranks senior to only the common equity.

•	Warrants—Warrants provided to the purchasers of the preferred stock were issued pursuant to the Securities Purchase Agreements and warrant agreements (“the Warrants agreements”) consisting:

•

120,000 detachable Warrants for Series A Preferred Stock of $120 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series A shares.

•

50,000 detachable Warrants for Series B Preferred Stock of $50 million (exercise price of $1,000), with customary anti-dilution provisions and expiration date 60 days after full redemption or repurchase of Series B shares.

•

Dividend—The Series A Preferred Stock Liquidation Preference will increase at the rate of 9.5%, per annum, accumulating on a daily basis, compounding quarterly, in the form of a dividend accrual on the Liquidation Preference and payable in kind in additional shares. The Series B Preferred Stock Liquidation Preference will increase at the rate of 14%, per annum, accumulating on a daily basis, compounding semi-annually, in the form of a dividend accrual on the Liquidation Preference and payable in kind through increase in the stated value. The dividend however is only payable in connection with the payment of the Liquidation Preference upon the liquidation, dissolution or winding up of Solera or upon redemption of Series A Preferred Stock or Series B Preferred Stock, and in each case exchange for the surrender of the Series A Preferred Stock or Series B Preferred Stock.

•

Dividend Step-Ups—For Series A Preferred Stock 1.0% on the 7th, 8th, 9th and 10th anniversaries of March 31, 2016 and for Series B Preferred Stock 1.0% on the 6th, 7th, 8th, 9th and 10th anniversaries of March 31, 2016.

•

Dividend received deduction gross-up (“DRD”)—Issuer to make gross-up payment to the holders of Series A Preferred Stock or Series B Preferred stock if distributions (including certain deemed distributions) are made for which such holders do not receive the benefit of the dividends received deduction (“DRD”) for tax purposes (e.g., because there is not sufficient earnings and profits for the distribution to qualify as a dividend or because a distribution made in the first two years after the closing is treated as an “extraordinary dividend” for tax purposes). Failure to make DRD gross-up payment when due will constitute an Event of Default.

F-97

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Liquidation event—Upon the liquidation, dissolution or winding up of Solera, each share of Series A Preferred Stock or Series B Preferred Stock is entitled to receive upon the surrender and cancellation of such shares (and prior to any distribution to holders of other equity securities), an amount equal to $1,000 per share plus all accrued dividends (the “Liquidation Preference”). A merger, consolidation, share exchange or other reorganization resulting in a change in control of the Company, or any sale of all or substantially all of the Company’s assets, will be deemed a liquidation and winding up for purposes of the Company’s obligation to pay the Liquidation Preference.

•

Optional redemption—Series A Preferred Stock was callable at 105% between March 3, 2019 and prior to March 3, 2020, callable at 102.5% between March 3, 2020 until but not including March 3, 2021 and par on or after March 3, 2021. Series B Preferred Stock is callable 102.5% between March 3, 2019 until but not including March 3, 2020 and par on or after March 3, 2020.

•

Mandatory redemption—Issuer must make an irrevocable unconditional offer to redeem all of a Preferred Equity holder’s share (and such holder may accept the offer as to some or all such shares) at the applicable redemption price upon (i) a liquidation, dissolution or wind up of Issuer, Solera Parent Holding, LLC, Solera, LLC or any material subsidiary, (ii) an insolvency event constituting an “Event of Default”, (iii) a change of control of Issuer or (iv) an acceleration of material indebtedness as described under “Specified Event of Default”.

Solera applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. Solera classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of Solera, as temporary equity in the mezzanine section of the condensed and consolidated balance sheets.

Solera determined that the DRD liability is an embedded feature and the Warrant liability is a free-standing financial instrument that would require separate reporting as a derivative instrument. The Series A Preferred Stock was initially recorded at the fair value of $800 million as of March 4, 2016, reduced by the initial issue discount of $16 million, the fair values of the warrants derivative liability of $57.9 million and the DRD derivative liability of $34.2 million, for a net value of $691.9 million. The Series B Preferred Stock was initially recorded at the fair value of $250 million as of March 4, 2016, reduced by the fair values of the warrants derivative liability of $24.1 million and the DRD derivative liability of $18.7 million, for a net value of $207.2 million.

On June 4, 2021, Solera Global Holding Corp. redeemed the outstanding Series A and Series B Preferred Stock for $1,834.2 million.

There was no activity for Solera Series A Preferred Stock and Series B Preferred Stock for the six-months ended September 30, 2022.

Redeemable DealerSocket Series A Preferred Stock and Series B Preferred Stock

The DealerSocket Series A Preferred Stock have preferential liquidation and dividend rights and are non-voting, and the DealerSocket Series B Preferred Stock have voting rights. While there is no guaranteed dividend yield, these shares do have some preferential rights. Change of Control Transaction would trigger the preferred shareholders’ liquidation rights. A Change of Control Transaction is defined as (i) the owners are no longer beneficially owning at least 50% of the aggregate fair market value of all equity, or (ii) the owners no longer having a majority of votes on the board.

DealerSocket applied the guidance enumerated in FASB ASC No. 480 “Distinguishing Liabilities from Equity”, FASB ASC No. 210 “Classification and Measurement of Redeemable Securities” and Rule 5-02.28 of Regulation S-X, when determining the classification and measurement of preferred stock. Solera classifies

F-98

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within the control of Solera, as temporary equity in the mezzanine section of the condensed and consolidated balance sheets.

On June 4, 2021, the Company completed its merger as a common control transaction. The outstanding preferred and common stock of DealerSocket was exchanged with 214,929 shares of Solera’s common stock.

Redeemable Noncontrolling Interest

The noncontrolling stockholders of certain majority-owned subsidiaries of Solera have the right to require Solera to redeem their shares at the then fair market value. Accordingly, the Company has presented these redeemable noncontrolling interests as a mezzanine item in the condensed and consolidated balance sheets. If redeemable at fair value, the redeemable noncontrolling interests are reported at their fair value with any adjustment of the carrying value to fair value recorded to consolidated capital in consolidated equity. The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model.

The Company does not have any indication that the exercise of the redemption rights is probable within the next twelve months. Further, the Company does not believe the occurrence of conditions precedent to the exercise of certain of these redemption rights is probable within the next twelve months. If the stockholders exercise their redemption rights, the Company believes that the consolidated Company has sufficient liquidity to fund such redemptions.

8.	Other Financial Statement Captions

Other Current Assets

Other current assets consists of the following (in thousands):

	September 30,	March 31,
	2022	2022
Inventory	$98,290	$68,779
Contract assets	40,617	57,879
Other	27,885	29,460

Other current assets	$166,792	$156,118

Property and equipment

Property and equipment, net consists of the following (in thousands):

	September 30,	March 31
	2022	2022
Land and buildings	$7,686	$8,275
Machinery and equipment	6,927	7,544
Furniture and fixtures	10,396	11,730
Data processing equipment	194,270	195,493
Leasehold improvements	29,648	32,242
Software licenses	30,215	62,726

Property and equipment, gross	279,142	318,010

Less: Accumulated depreciation	(154,557)	(189,205)

Property and equipment, net	$124,585	$128,805

Depreciation expense was $24.7 million and $13.6 million for the six months ended September 30, 2022 and 2021, respectively.

F-99

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30,	March 31
	2022	2022
Accrued payroll and benefits	$56,989	$75,901
Accrued incentive compensation	49,957	49,100
Accrued non-income based taxes	34,266	35,518
Customer deposits and advance payments	21,768	23,521
Accrued contingent purchase consideration	47,700	51,391
Accrued interest	17,840	52,448
Accrued restructuring charges	118	733
Liability classified share-based compensation awards	108,065	120,389
Accrued professional fees	32,539	23,629
Accrued license fees	26,527	34,712
Other	87,915	61,669

Accrued expenses and other current liabilities	$483,684	$529,011

Other expense (income), net

Other expense, net consists of the following (in thousands):

	Six Months Ended September 30,
	2022	2021
Investment income	$(507)	$(199)
Foreign exchange gains	(236,228)	(44,956)
Losses on change in fair value - Solera Warrants and DRD	—	25,515
Gains on other derivative financial instruments not designated as hedges	(103,001)	(6,994)
Losses on asset sales	179	1,546
Loss on debt extinguishment	—	111,413
Other expense	2,048	1,012

Other expense (income), net	$(337,509)	$87,337

Allowance for Doubtful Accounts

Allowance for doubtful accounts activity consists of the following (in thousands):

	Six Months Ended September 30,
	2022	2021
Balance at beginning of period	$46,310	$19,413
Net additions charged to expense	21,074	10,109
Deductions (1)	(7,558)	(8,136)
Other (2)	2,594	4,101

Balance at end of period	$62,420	$25,487

(1)	Deductions for allowance for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries.
(2)	Represents balances acquired in connection with business combinations and changes in foreign currency.

F-100

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

9.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes foreign currency translation adjustment and changes in the funded status of defined benefit pension plans, net of related income tax effect, that are excluded from the condensed and consolidated statements of loss and are reported as a separate component in stockholders’ equity.

The following tables summarize the changes in accumulated other comprehensive income (loss) (in thousands):

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
Balance at April 1, 2022	$(213,694)	$3,742	$(209,952)
Other comprehensive loss before reclassifications, net of tax	(396,445)	—	(396,445)

Balance at September 30, 2022	$(610,139)	$3,742	$(606,397)

	Foreign Currency Translation Adjustment	Change in Funded Status of Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
Balance at April 1, 2021	$(70,795)	$(371)	$(71,166)
Other comprehensive income (loss) before reclassifications, net of tax	(18,237)	29	(18,208)

Balance at September 30, 2021	$(89,032)	$(342)	$(89,374)

10.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize the assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

		Fair Value Measurements Using:
	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value at September 30, 2022:
ASSETS:
Cash and cash equivalents	$260,210	$260,210	$—	$—
Restricted cash (1)	$7,103	$7,103	$—	$—
Derivative financial instruments classified as other current assets (2)	$7,870	$—	$7,870	$—
Derivative financial instruments classified as other noncurrent assets	$2,295	$—	$2,295	$—
LIABILITIES:
Current derivative financial instruments (2)	$1,920	$—	$1,920	$—
Derivative financial instruments classified as other noncurrent liabilities	$5,063	$—	$5,063	$—
Accrued contingent purchase consideration (3)	$47,700	$—	$—	$47,700
Redeemable noncontrolling interests	$104,230	$—	$—	$104,230

F-101

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

		Fair Value Measurements Using:
	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair value at March 31, 2022:
ASSETS:
Cash and cash equivalents	$348,150	$348,150	$—	$—
Restricted cash (1)	$7,850	$7,850	$—	$—
Derivative financial instruments classified as other current assets (2)	$1,033	$—	$1,033	$—
LIABILITIES:
Current derivative financial instruments (2)	$14,065	$—	$14,065	$—
Derivative financial instruments classified as other noncurrent liabilities	$10,513	$—	$10,513	$—
Accrued contingent purchase consideration (3)	$51,391	$—	$—	$51,391
Redeemable noncontrolling interests	$118,836	$—	$—	$118,836

(1)

Included in other current assets and other noncurrent assets in the accompanying consolidated balance sheets. Restricted cash primarily relates to funds held in escrow for the benefit of customers and the sellers of acquired businesses, and facility lease deposits.

(2)	Derivative to mitigate interest and foreign exchange rate risks; financial instruments valued using Level 2 Inputs; see description below.
(3)	Included in accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying condensed and consolidated balance sheets.

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash, primarily consist of bank deposits, money market funds and bank certificates of deposit. The fair value of cash equivalents is determined using quoted market prices for identical assets (Level 1 inputs).

Derivatives to mitigate interest and foreign exchange rate risks valued using Level 2 Inputs

The fair value of derivative financial instruments is estimated using industry standard valuation techniques that utilize market-based observable inputs to extrapolate future reset rates from period-end yield curves and standard valuation models based on a discounted cash flow model. Market-based observable inputs including spot and forward rates, volatilities and interest rate curves at observable intervals are used as inputs to the models (Level 2 inputs). The fair value also considers estimates for the credit related risk that the swap contracts will not be fulfilled.

Accrued contingent purchase consideration

Contingent future cash payments related to business combinations that are not deemed to be compensatory are accrued at fair value as of the acquisition date. The fair value measurement at each reporting date is reassessed. Fair value is determined by estimating the present value of potential future cash payments that would be earned upon achievement by the acquired business of certain financial performance, product-related, integration and other objectives. The estimate of fair value considers a range of possible cash payment scenarios using information available as of the reporting date, including the recent financial performance of the acquired businesses (Level 3 inputs).

F-102

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the activity in accrued contingent purchase consideration which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs) (in thousands):

	Six Months Ended September 30,
	2022	2021
Balance at the beginning of the period	$51,391	$1,764
Current period acquisitions	—	5,700
Change in fair value	(3,608)	(68)
Payments	—	(1,302)
Effect of foreign exchange	(83)	715

Balance at the end of the period	$47,700	$6,809

Redeemable noncontrolling interests

The fair value of redeemable noncontrolling interests is estimated through an income approach, utilizing a discounted cash flow model. The fair value also considers a market approach, which considers comparable companies and transactions, including transactions with the noncontrolling stockholders of the majority-owned subsidiaries in which these minority interests exist.

Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted to reflect the degree of risk inherent in an investment in the entity and achieving the projected cash flows. A weighted average cost of capital of a market participant, which is an unobservable input, is used as the discount rate. The residual value is generally determined by applying a constant terminal growth rate to the estimated net cash flows at the end of the projection period.

Under the market approach, fair value is determined based on multiples of revenues and earnings before interest, taxes, depreciation and amortization for each entity. Multiples based on a selection of comparable companies and acquisition transactions are considered, discounted for each entity to reflect the relative size, diversification and risk of the entity in comparison to the indexed companies and transactions.

Although Solera considered the fair value under both the income and market approaches, Solera estimated the fair value of its redeemable noncontrolling interests based solely upon the income approach, using Level 3 inputs, as Solera believes this is the better indicator of fair value. The significant unobservable inputs in the discounted cash flow model included a discount rate and a long-term growth rate. The discount rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of September 30, 2022 and March 31, 2022 using the income approach ranged between 12.0% and 14.0%, with a weighted average discount rate of 12.5%, reflecting a market participant’s perspective as a noncontrolling shareholder in a privately-held subsidiary. The long-term growth rate used in the determination of the estimated fair value of the redeemable noncontrolling interests as of September 30, 2022 and March 31, 2022 using the income approach was 3.0%.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

No assets or liabilities, other than those considered as held-for-sale, goodwill and certain indefinite-lived trademarks, which were based upon level 3 inputs, were required to be measured at fair value on a nonrecurring basis as of September 30, 2022 and March 31, 2022.

F-103

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Fair Value of Other Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, the related party note and accrued expenses, approximate fair value due to their short-term nature. The 1L and 2L credit facilities are valued using market-observable information for debt instruments that are traded on secondary markets. The fair value of these credit facilities was $7.5 billion and $8.1 billion as of September 30, 2022 and March 31, 2022, respectively.

11.	Debt

Debt consists of the following (in thousands):

	September 30,	March 31
	2022	2022
Solera 1L credit facility	$5,463,178	$5,634,983
Solera 2L credit facility	2,437,065	2,430,279
Related party note	85,427	83,979

Total debt (1)	$7,985,670	$8,149,241

(1) The balance as of September 30, 2022 as it relates to 1L credit facility is after discount of $20.9 million and the balance as it relates to the 2L credit facility is after discount of $62.9 million. The balance as of March 31, 2022 as it relates to the 1L credit facility is after discount of $24.3 million and the balance as it relates to the 2L credit facility is after discount of $69.7 million.

The components of debt consist of the following (in thousands):

	September 30,	March 31
	2022	2022
Total debt	$7,985,670	$8,149,241
Less: Unamortized debt issuance costs (1)	(82,805)	(91,348)

Total debt, net of unamortized debt issuance cost	7,902,865	8,057,893
Less: Current portion	(51,577)	(53,910)
Less: Related party note	(85,427)	(83,979)

Long-term portion	$7,765,861	$7,920,004

(1) Unamortized debt issuance costs as of September 30, 2022 include $55.1 million related to the 1L credit facility, $21.9 million related to the 2L credit facility, and $5.8 million related to the revolving line of credit facility. Unamortized debt issuance costs as of March 31, 2022 include $60.8 million related to the 1L credit facility, $24.2 million related to the 2L credit facility, and $6.3 million related to the related to the revolving line of credit facility.

Future minimum principal payments on the outstanding debt as of September 30, 2022 are as follows (in thousands):

2023	$25,788
2024	137,004
2025	51,577
2026	51,577
2027	429,577
Thereafter	7,374,831

Total	$8,070,354

F-104

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Solera 1L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 – Business Combinations, and the DealerSocket merger, Solera entered into the 1L Credit Facility with a consortium of lenders on June 4, 2021. The 1L Credit Facility consist of term loans comprised of three tranches; the first denominated in US Dollars an in an initial aggregate principal amount of $3,380 million, the second denominated in British Pounds Sterling in an initial aggregate principal amount of £300.0 million, and the third denominated in Euro in an initial aggregate principal amount of €1,200.0 million. The US Dollar denominated term loan bears interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 4.0% per annum with a minimum LIBOR rate of 0.5%; the British Pounds Sterling denominated term loan bears interest at a rate equal to SONIA plus an applicable margin of 5.25% with a minimum SONIA rate of 0%; the Euro denominated term loan bears interest at a rate equal to Euribor plus an applicable margin of 4.0% with a minimum Euribor rate of 0%.

The carrying amount of each tranche, excluding debt issuance costs, at September 30, 2022 is $3,630 million, $317 million, and $1,138 million for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The effective interest rate of each tranche at September 30, 2022 is 6.82%, 7.34%, and 4.30% for each of the US Dollar, British Pounds Sterling, and Euro tranches, respectively. The 1L term loans mature on June 3, 2028.

Solera will also have access to up to $500 million under a revolving credit facility, which includes a $175 million sublimit for letters of credit, and up to $100 million in swing line loan commitments. Both letters of credit and swing line loans reduce the availability under the revolving credit facility on a dollar for dollar basis. Loans under the revolving credit facility can bear interest at either an applicable LIBOR rate plus an applicable margin of 3.50% or at an applicable Alternative Base Rate comprised of the “Prime Rate” as published by the WSJ plus an applicable margin of 2.50%. Solera has $378.0 million outstanding borrowings on the revolving credit facility as of September 30, 2022. The revolving credit facility matures on June 3, 2026. As of September 30, 2022, the 1L Credit Facility includes the cumulative gain from the effect of foreign exchange on the British Pound Sterling term loan of $(101.0) million and $(300.2) million on the Euro term loan. As of September 30, 2022, the Borrowers had $105.4 million of availability remaining under the revolving credit facility.

Solera’s 1L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The financial covenant requires Solera to maintain a maximum first lien leverage ratio of 7.0 to 1.0, however this covenant is only in effect if Solera is utilizing greater than 35% of outstanding revolving credit commitments. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of September 30, 2022, the Company was in compliance with its specified covenants.

Solera 2L Credit Facility

In connection with the Omnitracs Acquisition, as discussed in Note 3 – Business Combinations, and the DealerSocket merger, Solera entered into the 2L Credit Facility with a consortium of lenders. The 2L Credit Facility consists of term loans denominated in US Dollars in an initial aggregate principal amount of $2,500.0 million. The 2L term loans bear interest at a rate equal to the applicable LIBOR rate plus an applicable margin of 8.00% with a minimum LIBOR rate of 1.00%. The effective interest rate at September 30, 2022 is 12.07%. The 2L term loans mature on June 3, 2029.

Solera’s 2L Credit Facility include customary affirmative and negative covenants, including certain operational and financial covenants. The failure to maintain these covenants may result in an event of default, which may allow lenders to declare amounts outstanding under the facility to be immediately due and payable. As of September 30, 2022, the Company was in compliance with its specified covenants.

F-105

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista, pursuant to a promissory note (the “Related Party Note”). Interest on the Related Party Note accrues at a rate per annum approximately equal to LIBOR plus a margin of 1.90%, payable on the applicable interest payment date, and to the extent interest is not paid in cash, such interest shall be paid-in-kind and added to the principal amount of the Related Party Note. Interest expense incurred for the six months ended September 30, 2022 totaled $1.4 million. Prior to the amendment of the Related Party Note, the principal amount of the Related Party Note, together with all accrued and unpaid and uncapitalized interest thereon, was due at maturity on April 13, 2022. The Related Party Note was amended and restated on April 12, 2022. Following the amendment, the maturity date was extended to April 12, 2023 and the interest rate on the Related Party Note accrues at a rate per annum approximately equal to SOFR plus a margin of 1.95%. The effective interest rate at September 30, 2022 was 4.45%. The Company used the proceeds to pay down a portion of the revolving credit facility.

Spireon Acquisition

In connection with the Spireon Acquisition, the Company and certain of its subsidiaries borrowed additional first lien term loans (the “Incremental First Lien Term Loans”) under the First Lien Credit Agreement (as defined below) in an aggregate principal amount of $300.0 million and borrowed Revolving Loans (as defined below) under the Revolving Credit Facility (as defined below) in an aggregate principal amount of $100.0 million (collectively, the “Spireon Borrowings”). The Incremental First Lien Term Loans have the same terms as, and constitute a fungible class of term loans with, the First Lien Term Loans denominated in U.S. dollars borrowed in June 2021. Net proceeds of the Spireon Borrowings, together with cash on hand, were used to finance the Spireon Acquisition, to repay and cancel certain indebtedness of Spireon and to pay certain fees, costs and expenses in connection with the Spireon Acquisition and the Spireon Borrowings.

Historical Debt Payoffs

Solera used the proceeds from the 1L and 2L credit facilities to pay off the Solera senior secured credit facilities, the Solera senior unsecured notes, the DealerSocket senior secured line of credit, and the Omnitracs first lien and second lien term loans. The Company analyzed the payoff of these facilities pursuant to the guidance in ASC No. 470-50, Debt—Modifications and Extinguishments, resulting in a debt extinguishment and recorded a loss on extinguishment of $111.4 million within other expense (income) in the three month period June 30, 2021. As part of the extinguishment, the Company wrote off $19.7 million of debt issuance costs.

12.	Derivative Financial Instruments

In the normal course of business, the Company is exposed to variability in interest rates and foreign currency exchange rates. The Company uses derivatives to mitigate risks associated with this variability. The Company does not use derivatives for speculative purposes.

The following is a summary of derivative financial instruments that have been settled as of September 30, 2022:

•

In July 2015, Solera entered into a pay fixed Euros / receive fixed U.S. dollars cross-currency swap with a notional amount of €274.0 million. Under the terms of the cross-currency swap, Solera pays Euro fixed coupon payments at 5.585% and receives U.S. dollar fixed coupon payments at 6.125% on the notional amount. The maturity date of the cross-currency swap is November 1, 2023. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense (income), net in the condensed and consolidated statements of loss. This swap was terminated on June 13, 2022 and the Company received a $8.5 million termination payment. The Company recognized an $18.0 million gain on the settlement of this swap for the six months ended September 30, 2022.

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•

In June 2021, the Company entered into a pay fixed Pound Sterling / receive fixed U.S. dollars cross-currency swap with a notional amount of £130.0 million. Under the terms of the cross-currency swap, Solera pays Pound Sterling fixed coupon payments at 6.901% and receives U.S. dollar fixed coupon payments at 6.000% on the notional amount. The maturity date of the cross-currency swap is June 15, 2022. The cross-currency swap was not designated as a hedge at inception. Changes in the fair value of this cross-currency swap are recognized in other expense, net in the condensed and consolidated statements of loss. This swap was terminated on June 13, 2022 and the Company paid a $1.0 million termination payment. The Company recognized a $13.1 million gain on the settlement of this swap for the six months ended September 30, 2022.

•

On June 15, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 7.502%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $303.4 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%. On September 6, 2022, the Company terminated the swap agreement and received a cash payment of $13.7 million on September 7, 2022. The Company recognized a $13.7 million gain on the settlement of this swap for the six months ended September 30, 2022.

•

On June 15, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.279%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $416.2 million and a floating rate option equal to the greater of 3-month USD-LIBOR or 0.50%. On September 6, 2022, the Company terminated the swap agreement and received a cash payment of $7.8 million on September 7, 2022. The Company recognized a $7.8 million gain on the settlement of this swap for the six months ended September 30, 2022.

•

On September 15, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 7.873%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $291.9 million and a floating rate option equal to USD-LIBOR. On September 27, 2022, the Company terminated the swap agreement and received a cash payment of $27.7 million on September 29, 2022. The Company recognized a $27.7 million gain on the settlement of this swap for the six months ended September 30, 2022.

•

On September 15, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.02%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $403.8 million and a floating rate option equal to USD-LIBOR. On September 27, 2022, the Company terminated the swap agreement and received a cash payment of $19.6 million on September 29, 2022. The Company recognized a $19.6 million gain on the settlement of this swap for the six months ended September 30, 2022.

The following is a summary of derivative financial instruments outstanding as of September 30, 2022:

•

On September 27, 2022, the Company entered into a GBP-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in GBP and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of £250.0 million and a fixed rate of 9.338%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $269.2 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

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•

On September 27, 2022, the Company entered into a EUR-USD cross currency swap with a termination date of June 15, 2025. The cross currency swap has a fixed rate in EUR and a floating rate in USD. The fixed rate payer is Audatex North America LLC with a notional amount of €400.0 million and a fixed rate of 6.46%. The floating rate payer is Goldman Sachs Bank USA with a notional amount of $385.4 million and a floating rate option equal to USD-LIBOR. The Company is not electing to apply hedge accounting and all gains (losses) will be recognized through other expense (income), net.

Warrants and DRD derivative financial instruments issued on March 4, 2016 (See Note 7 and Note 10):

•

Solera Warrants Liability—Upon the issuance of Series A and B Preferred Stock with detachable warrants, it was determined that the warrants are free-standing financial instrument features that required bifurcation and separate reporting as derivative instruments. These instruments are adjusted to fair value as of each reporting date. The fair value as of exercise was based on a stock price of $2,524 per share. All outstanding warrants were net settled on June 28, 2021 with the issuance of $102,639 shares of the Company’s common stock. An additional $22.8 million of expense was recognized to accrete the warrant liability to fair value as of exercise date.

•

Solera DRD Liability—The Solera Series A and B Preferred Stock required the issuer to make gross-up payments to the holders of the shares if distributions are made for which such holders do not receive the full benefit of the DRD for tax purposes. Solera determined that the DRD feature is an embedded feature that would require bifurcation and a separate reporting as derivative instruments. The Company used discounted cash flows of expected payments to determine the fair value of the feature at each reporting date. The preferred shares were redeemed in June 2021 and the DRD liability of $114.6 million was settled in cash on September 2, 2021. An additional $2.8 million of expense was recognized to accrete the DRD liability to fair value as of the date of redemption.

•

The Company valued the bifurcatable features at fair value and classified them as current liabilities on the consolidated balance sheets. The Company revalues these features at each balance sheet date and records any change in fair value in the determination of period net loss.

•	The change in fair value of such amounts were recorded in other expense (income), net in the consolidated statements of operations.

Financial instruments net balance in the Consolidated Balance Sheets:

The following table summarizes the fair value of the derivative financial instruments, which are included in other current assets, other noncurrent assets, accrued expenses and other current liabilities, and other noncurrent liabilities in the accompanying consolidated balance sheets (in thousands):

	September 30,	March 31
	2022	2022
Derivative financial instruments, net.
Fixed rate cross-currency swaps included in other current assets	$(7,870)	$(1,033)
Fixed rate cross-currency swaps included in other current liabilities	1,920	14,065
Fixed rate cross-currency swaps included in other noncurrent assets	(2,295)	—
Fixed rate cross-currency swaps included in other non-current liabilities	5,063	10,513

Total	$(3,182)	$23,545

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For the six-month periods September 30, 2022 and 2021, unrealized (gain) or losses on derivatives not designated as hedging instruments were $(3.2) million and $14.3 million, respectively. These (gains) losses are included in other expense (income), net in the accompanying consolidated statements of loss.

13.	Share-Based Compensation

Solera & Dealer Socket

Our equity incentive plans are broad-based, long-term programs intended to attract and retain talented employees and align stockholder and employee interests. Our plans include the 2016 Plan, and the DealerSocket 2014 Stock Option Plan (“2014 Plan”).The 2016 Plan is administered by the Company’s Board of Directors and enables the Company to grant RSUs and stock option awards of the Company’s Common Stock up to 401,294 shares (net of shares canceled or forfeited). The 2014 Plan provides for the grant of certain stock options which allow the option holders to purchase stock in DealerSocket. All outstanding awards under the 2014 Plan were forfeited and canceled on April 1, 2020.

All awards outstanding under the 2016 Plan were previously accounted for as equity awards. On June 4, 2021, the Company sent letters (the “Repurchase Letters”) to certain executive award holders which altered the awards to accelerate the vesting on certain options and offered to repurchase 50% of all vested awards as of June 2021. This repurchase and the possibility of a future repurchase resulted in the Company classifying these modified awards as liability awards. These awards will be recorded at fair value at each reporting period. All other remaining option awards will continue to equity-classified. The Company has reflected this adjustment through recognizing any unrecognized compensation expense related to these awards in the period ended June 30, 2021 in the amount of approximately $115 million.

Share-based compensation expense recognized for the six month periods ended September 30, 2022 and 2021 was $(1.9) million and $165 million, respectively. At September 30, 2022 the estimated total remaining unamortized share-based compensation expense was $43.3 million. Of this amount, $1.5 million relates to options with both service and performance-based vesting conditions satisfied only upon a liquidity event and for which no compensation expense has been recognized. Upon completion of an initial public offering or other liquidity event, the Company will recognize $1.5 million compensation expense for these awards.

Stock Options

	Equity Classified Options	Liability Classified Options	Total Options	Weighted Average Exercise Price
Outstanding—March 31, 2022	21,503	92,931	114,434	$1,200
Granted	—	—	—
Exercised	(1,138)	—	(1,138)	$1,013
Modification	—	—	—	$—
Purchased	—	—	—	$—
Forfeited	(567)	(7,500)	(8,067)	$1,013

Outstanding—September 30, 2022	19,798	85,431	105,229	$1,018

Vested and expected to vest as of September 30, 2022	5,475	85,431	90,906	$1,018

Exercisable at September 30, 2022	8,415	60,871	69,286	$1,019

In June 2021, 47,027 outstanding options were repurchased at a price of $2,524 per share less the applicable option strike price for a total of approximately $61 million.

On September 8, 2022, the Company entered into agreements with certain employees to repurchase 31,842 outstanding liability-classified options at a price of $3,000 per share less the applicable option strike price for a

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total of approximately $56.4 million. The repurchase of these options was completed on October 31, 2022. Refer to Footnote 21, Subsequent Events.

Stock Awards and Restricted Stock Units

On July 22, 2021, the Company awarded 1,868 fully vested stock grant to an employee. This grant included provisions that may allow certain shares to be cash settled resulting in liability classification for half of the awards. This grant had a grant date fair value of $2,524 per share. Any changes to the fair value at each reporting period will be recognized as compensation expense for the awards that are liability classified. This award resulted in $0.2 million of stock compensation expense for the six months ended September 30, 2022. In June of 2021, the Company awarded 11,879 fully vested equity classified RSUs to certain employees. These RSUs had a grant date fair value of $2,524 per share and resulted in zero and $30 million of stock compensation expense for the six months ended September 30, 2022 and 2021, respectively.

On July 22, 2021, the Company issued 2,241 RSUs to an employee. These RSUs included provisions that may allow cash settlement resulting in liability classification for immature shares. These RSUs vest over a period of three years. Any changes to the fair value of immature shares at each reporting period will be recognized as compensation expense. The Company has recognized related compensation expense during the six months ended September 30, 2022 and 2021, in the amount of $0.9 million and $0.5 million, respectively, and has approximately $3.2 million in unrecognized compensation related to these awards at September 30, 2022.

Valuation of Share Based Awards

The Company utilized a combination of the Black-Scholes option pricing model and the Monte Carlo model for estimating the grant date fair value of all options, as well as the fair value of its liability classified awards. The following assumptions were used in the valuation of liability classified awards during the six months September 30, 2022.

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield	Weighted Average Per Share Grant Date Fair Value
Six Month Ended September 30, 2022—Liability	4.08%	1.2	45.00%	—%	$—

Solera based the risk-free interest rates on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the stock options. Solera determined the expected life of an award by considering various relevant factors, including the vesting period and contractual term of the award, its employees’ historical exercise patterns and length of service, and employee characteristics. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. Solera determined the expected volatility based on the historical volatility of the stock price of similar public companies. The assumption of the dividend yield is based on Solera’s history and expectation of future dividend payouts and may be subject to substantial change in the future.

For RSU’s, the value of each instrument is derived from the value of the Company’s underlying common stock as of the last date of the reporting period.

Omnitracs

As discussed in Note 3—Business Combinations, the Company completed the acquisition of Omnitracs effective as of June 4, 2021. Prior to the transaction, Omnitracs awarded certain employees management incentive units (“MIUs”), representing profits interests in Omnitracs. These awards included both service-based

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MIUs which vested on a graded schedule over four years and performance-based MIUs which vested upon reaching certain hurdles upon the occurrence of a sale of the company. In connection with the acquisition, the performance-based MIUs expired unvested as these thresholds were not met. Also in connection with the acquisition, new grants of service-based MIUs were made to employees with expired performance-based MIUs, and both the original and new service-based MIUs became subject to a repurchase provision wherein 50% of all MIUs awards will be subject to a mandatory repurchase which will occur at the then-current lower of fair market value of such units or a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 25% to be repurchased on the first anniversary and another 25% to be repurchased on the second anniversary. The Company also awarded a retention bonus to MIU recipients wherein the grantee is eligible to receive a cash bonus equal to any shortfall between the SPUV and the fair value of the MIUs repurchased on the first and second anniversaries of the transaction date, respectively. Both the MIUs and cash retention bonuses are subject to tax gross up payments. The MIUs that are subject to the repurchase provision as well as the retention bonus will be accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. In connection with purchase accounting for the acquisition of Omnitracs in accordance with ASC 805, Business Combinations, the Company recognized as purchase consideration a $3.2 million liability representing the portion of the original service vesting MIUs for which service was attributed to the pre-combination period. The Company will recognize as compensation expense the remainder of the expected settlement amount at SPUV over the vesting periods of the repurchase provisions. The Company recorded compensation expense of $1.3 million and $6.4 million for the six months ended September 30, 2022 and 2021, respectively, related to the MIUs subject to repurchase provisions. The remaining unrecognized compensation expense related to these awards was $1.8 million at September 30, 2022. There were no additional grants awarded subsequent to June 4, 2021.

For the MIUs not subject to the mandatory repurchase provision, substantive vesting is contingent upon a liquidity event which was not probable, and therefore no compensation will be recorded until the liquidity event occurs. These units will be accounted for under ASC 718—Stock Compensation as their value is indexed to the equity of Omnitracs. As the liquidity event condition is not probable of being satisfied, no related compensation expense has been recorded during the six months ended September 30, 2022. The unrecognized compensation expense associated with these awards was $16.7 million at September 30, 2022. Upon completion of an initial public offering or other liquidity event, the Company will recognize compensation expense for these awards based upon the proportion of the total requisite service period which has been completed through the transaction date, with remaining compensation expense recognized on a pro-rata basis over the remaining service period. Compensation expense to be recognized upon completion of an initial public offering or other liquidity event will be between $16.1 million and $16.7 million. The Black-Scholes option pricing model was used to determine the grant date fair value of the profits interests. The following assumptions were utilized:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Six months ended September 30, 2021	0.04%	0.58	62.50%	—%

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel. Vesting for the PUs is based on the satisfaction of two conditions, a liquidity event condition and a time-vesting condition. The PUs will be accounted for under ASC 718—Stock Compensation as the value of these awards is indexed to the equity of Omnitracs. As the liquidity event condition is not probable of being satisfied, no related compensation expense has been recorded during the six months ended September 30, 2022. The unrecognized compensation related to PUs was $12.1 million at September 30, 2022. Upon completion of an initial public offering or other liquidity event, the Company will recognize compensation expense for these awards based upon the proportion of the total requisite service period which has been completed through the transaction date, with remaining compensation expense recognized on a pro-rata basis over the remaining service period. Compensation expense to be recognized upon completion of an initial public offering or other liquidity event will be between $11.9 million

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and $12.1 million. The Black-Scholes option pricing model was used to determine the grant date fair value of the PUs. The following assumptions were utilized:

	Risk-Free Interest Rate	Expected Term (in years)	Expected Stock Price Volatility	Expected Dividend Yield
Six months ended September 30, 2021	0.04%	0.58	62.50%	—%

Additionally, in connection with the acquisition of Omnitracs on June 4, 2021, the Company also awarded participating units (“PUs”) in Omnitracs to certain key management personnel which were subject to mandatory repurchase which will occur at a Specified Per Unit Value (“SPUV”) on the first and second anniversaries of the June 4, 2021 transaction, with 50% to be repurchased on the first anniversary and another 50% to be repurchased on the second anniversary. The PUs subject to repurchase will be accounted for as profit sharing or bonus arrangements under ASC 710, Compensation as the total payout value is fixed, will be cash settled, and is not indexed to equity value of Omnitracs. As no further service requirements existed with respect to these awards as of March 31, 2022, the Company recorded compensation expense equal to the expected repurchase amount in the fourth quarter of fiscal 2022. No compensation expense was recognized in connection with these awards for the six months ended September 30, 2022 and 2021.

14.	Employee Benefit Plans

Defined Benefit Pension Plans

Certain of the Company’s foreign subsidiaries sponsor various defined benefit pension plans and individual defined benefit arrangements covering certain eligible employees. The Company bases the benefits under these pension plans on years of service and compensation levels. Funding is limited to statutory requirements. The measurement date for all plans is March 31.

The components of net pension expense were as follows (in thousands):

	Six months ended September 30
	2022	2021
Service cost—benefits earned during the period	$448	$697
Interest cost on projected benefits	692	566
Expected return on plan assets	(616)	(727)
Amortization of net loss (gain)	(192)	(59)

Net pension expense (income) (1)	$332	$477

(1)

As a result of the adoption of ASU 2017-07, the service cost component of net pension expense (income) is included in total operating expenses in the accompanying consolidated statements of loss; all other components are included in other expense (income), net in the accompanying consolidated statements of loss.

15.	Income Taxes

The Company recorded an income tax provision (benefit) of $66.6 million and $(12.8) million for the six months ended September 30, 2022 and 2021, respectively. The tax expense is derived from applying the U.S. federal statutory rate to the Company’s pre-tax income which differed from the Company’s recorded income tax benefit primarily due to changes to the Company’s valuation allowances recorded on net operating losses and other tax attributes, foreign tax rate differential based on the Company’s jurisdictional mix of profits and losses, and certain nondeductible expenses. There were no significant discrete tax items recorded during the six months ended September 30, 2022.

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16.	Commitments and Contingencies

Contractual Commitments

The Company has contractual obligations under software license agreements. inventory purchase orders, and other purchase commitments. Total expense incurred under these agreements, excluding inventory purchases, was approximately $37.0 million and $26.4 million for the six months ended September 30, 2022 and 2021, respectively.

Future minimum contractual commitments at September 30, 2022 are as follows (in thousands):

2023	$115,728
2024	14,038
Thereafter	1,207

Total	$130,973

Contingencies

In the normal course of business, the Company is subject to various claims, charges, litigation, and arbitral proceedings. In particular, Solera has been the subject of allegations that our repair estimating and total loss software and services produced results that favored our insurance company customers, one of which is the subject of pending litigation. In addition, Solera is subject to assertions by our customers, acquired company sellers, and strategic partners that Solera has not complied with the terms of its agreements with them or its agreements with them are not enforceable. Solera has and will continue to vigorously defend itself against these claims or arbitral proceedings. Solera believes that final judgments, if any, which may be rendered against us in current litigation, are adequately reserved for, covered by insurance or would not have a material adverse effect on our financial position.

In our opinion, resolution of pending matters is not expected to have a material adverse impact on the consolidated results of operations, cash flows, or financial position. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect our results of operations, cash flows, or financial position in a particular period, however, based on the information known by us as of the date of these financial statements and the rules and regulations applicable to the preparation of the our financial statements, any such amount is either immaterial or it is not possible to provide an estimated amount of any such potential loss.

Guarantees

In the normal course of business, the Company enters into contracts in which we make representations and warranties that guarantee the performance of their products and services. Losses related to such guarantees were not significant during any of the periods presented.

17.	Related Party Transactions

Certain minority stockholders of Solera’s international subsidiaries are also commercial purchasers and users of its software and services. Revenue transactions with all of the individual minority stockholders in the aggregate were less than 10% of Solera’s consolidated revenues for three and six months ended September 30, 2022 and 2021, respectively. Additionally, aggregate accounts receivable from the minority stockholders represent less than 10% of consolidated accounts receivable as of September 30, 2022 and March 31, 2022, respectively.

During the six months ended September 30, 2022 and 2021, the Company paid for consulting services, expense reimbursement, and other fees related to services provided by Vista or affiliates of Vista. The total

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expenses incurred by the Company in relation to services provided by Vista or affiliates of Vista were $6.3 million and $3.0 million for the six months ended September 30, 2022 and 2021, respectively. For the same six-month periods of 2022 and 2021, $6.3 million and $2.7 million, respectively, are recorded in other expense (income), net while the remaining $0 and $0.3 million, respectively, are recorded in general and administrative expenses within the consolidated statements of operations. The Company had an accrued payable to Vista in the amount of $8.6 million and $0.8 million as of September 30, 2022 and 2021, respectively. This balance was recorded in the accrued expenses and other current liabilities on the consolidated balance sheets.

During the six months ended September 30, 2022 and 2021, Omnitracs had sales to Autotrac Comércio e Telecomunicações S/A (“Autotrac”), a Brazilian affiliate of Omnitracs, in the amount of $2.0 million and $1.8 million, respectively, recorded within revenue on the consolidated statements of operations. Additionally, as of September 30, 2022 and 2021, respectively, Omnitracs had total outstanding AR in the amount of $0.5 million and $0.3 million due from Autotracs, recorded within accounts receivable, net on the consolidated balance sheets.

Secondment Agreement

Pursuant to a Secondment Agreement, among the Company, Mr. Dejanovic, and Vista Equity Partners Management, LLC (which refer to as “Vista Management”), effective as of November 5, 2019, as amended by (i) that First Amendment to Secondment Agreement, dated as of April 30, 2020 and (ii) that Second Amendment to Secondment Agreement, dated as of May 26, 2022 (which we collectively refer to as the “Secondment Agreement”). While providing services to the Company during the secondment period, Mr. Dejanovic is under the exclusive direction, control, and supervision of our Board. In recognition of Mr. Dejanovic’s service to us, we reimburse Vista Management for 95% of the base salary, bonus, and benefits that Vista pays or provides to Mr. Dejanovic. Prior to the consummation of this offering, it is expected that Mr. Dejanovic will become an employee of the Company, will cease to be an employee of Vista Management, and the Secondment Agreement will be terminated. In accordance with the Secondment Agreement, the Company reimbursed Vista for zero and $2.8 million in respect of Mr. Dejanovic’s base salary, bonus, and benefits during the six months ended September 30, 2022 and 2021, respectively. Additionally, in connection with the Second Amendment to the Secondment Agreement, we agreed to reimburse Vista an additional $2.9 million in compensation expense paid by Vista Management to Mr. Dejanovic in respect to his period of service from April 1, 2020 through March 31, 2022.

Related Party Note

On November 18, 2021, Solera Global Holding Corp. borrowed a principal amount of $83.4 million from VEPF V Polaris Aggregator, L.P., an affiliate of Vista. See Note 11 “Debt” for additional information regarding the note.

18.	Restructuring Charges and Other Costs Associated with Exit and Disposal Activities

The liabilities associated with the restructuring initiatives and other exit and disposal activities are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. We report all amounts incurred in connection with our restructuring initiatives and other exit and disposal activities in restructuring charges and other costs associated with exit and disposal activities in the accompanying consolidated statements of loss.

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The following tables summarize the activity in the restructuring reserves for the periods ended September 30, 2022 and 2021 (in thousands):

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2022	$531	$58	$144	$733
Restructuring charges	100	1,286	5	1,391
Cash payments	(611)	(1,292)	(83)	(1,986)
Effect of foreign exchange	(20)	—	—	(20)

Balance at September 30, 2022	$—	$52	$66	$118

	Employee Termination Benefits	Leases	Other	Total
Balance at April 1, 2021	$2,311	$2,466	$1,656	$6,433
Restructuring charges	12,544	1,079	572	14,195
Cash payments	(11,040)	(2,412)	(713)	(14,165)
Effect of foreign exchange	2	—	—	2

Balance at September 30, 2021	$3,817	$1,133	$1,515	$6,465

The following table summarizes restructuring charges and other costs associated with exit and disposal activities for the periods indicated (in thousands):

	Vehicle Claims	Vehicle Repairs	Vehicle Solutions (1)	Fleet Solutions	Total
For the Six Months Ended September 30, 2022
Employee termination benefits	$—	$—	$100	$—	$100
Lease termination costs	—	363	923	—	1,286
Other restructuring costs	2	1	2	—	5

Total restructuring charges and other costs associated with exit and disposal activities	$2	$364	$1,025	$—	$1,391

	Vehicle Claims	Vehicle Repairs	Vehicle Solutions (1)	Fleet Solutions	Total
For the Six Months Ended September 30, 2021
Employee termination benefits	$1,839	$56	$4,192	$6,457	$12,544
Lease termination costs	141	—	938	—	1,079
Other restructuring costs	114	42	411	5	572

Total restructuring charges and other costs associated with exit and disposal activities	$2,094	$98	$5,541	$6,462	$14,195

(1)	Vehicle solutions restructuring costs include $0.4 million and $4.5 million incurred by DealerSocket during the six months ended September 30, 2022 and 2021, respectively.

19.	Segment Information

Our segments are based upon a number of factors, including, the basis for our budgets and forecasts and the financial information regularly used by our chief operating decision-maker (“CODM”) to make key decisions and to assess performance. We assess financial performance of our segments on the basis of segment revenue and segment Adjusted EBITDA, a profitability measure. Adjusted EBITDA is net income before, provision for income taxes, depreciation and amortization of fixed and intangible assets, and other charges determined by management. Our CODM does not evaluate the financial performance of each segment based on its respective assets, neither do we allocate assets to the below reportable segments for internal reporting purposes.

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As of September 30, 2022, we have four operating segments: Vehicle Claims, Vehicle Repair, Vehicle Solutions and Fleet Solutions, as determined by the information that our Chief Executive Officer, who we consider our CODM, uses to make strategic goals and operating decisions.

Vehicle Claims: This segment offers a data-powered, customizable intelligent software solution for streamlining and digitizing the entire claims management process in the property and casualty marketplace.

Vehicle Repair: This segment offers various solutions for service, maintenance, and repair industry by empowering automotive repair professionals to diagnose and repair vehicles efficiently, accurately and profitably.

Vehicle Solutions: The segment digitally enables customer acquisition and retention, vehicle valuation, driver event monitoring and risk management for auto manufacturers, vehicle dealerships, commercial fleets, insurance carriers and governments.

Fleet Solutions: This segment provides a unified end-to-end video safety, telematics, driver workflow, and routing platform.

The following table provides information regarding our reportable segments (in thousands):

(in thousands)	Vehicle Claims	Vehicle Repairs	Vehicle Solutions	Fleet Solutions	Total
For the six months ended September 30, 2022
Adjusted EBITDA	$133,732	$83,925	$141,507	$94,731	$453,895
Revenues	338,756	129,563	396,298	304,872	1,169,489
For the six months ended September 30, 2021
Adjusted EBITDA	181,084	79,715	139,913	61,222	461,934
Revenues	371,797	133,281	369,309	186,061	1,060,448

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The following is a reconciliation of GAAP net loss the most directly comparable GAAP measure to Adjusted EBITDA (in thousands):

	Six Months Ended September 30,
	2022	2021
Adjusted EBITDA
Vehicle Claims	$133,732	$181,084
Vehicle Repairs	83,925	79,715
Vehicle Solutions	141,507	139,913
Fleet Solutions	94,731	61,222

Total	453,895	461,934
Depreciation and amortization	212,780	182,631
Restructuring charges and other costs associated with exit and disposal activities	1,391	14,195
Asset impairment charges	5,306	5,576
Acquisition and related costs	13,546	26,567
Litigation related expenses	3,840	6,038
Interest expense, net	290,619	214,986
Other expense (income), net (1)	(343,798)	84,592
Share-based compensation expense	(435)	170,942
Management charges (1)	6,289	2,745

Income (loss) before income taxes	264,357	(246,338)
Income tax expense (benefit)	66,631	(12,780)

Net income (loss)	$197,726	$(233,558)

(1)	Management charges are recorded in other expenses, net

See Note 5 “Revenue from Contracts with Customers” for information related revenue by geography and end markets.

The following table summarizes long lived assets by geography (in thousands):

(in thousands)	U.S. & Canada	International	Total
Property and equipment, net:
At September 30, 2022	$79,013	$45,572	$124,585
At March 31, 2022	$92,428	$36,377	$128,805

(1)	Includes amounts attributable to the rest of the world. Excludes the U.S. and Canada.

20.	Net Income (Loss) Per Share

We compute basic earnings per share of common stock based on the weighted average number of shares of common stock outstanding during the period.

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Net income (loss) per share attributable to common shareholders was computed as follows for the six-month periods ended September 30, 2022 and 2021 (in thousands, except share and per share amounts):

	Six Months Ended September 30,
	2022	2021
	(in thousands, except share and per share amounts)
Numerator:
Net income (loss) attributable to common shareholders	$163,594	$(226,892)
(Less): Paid-in-kind dividends	—	(34,521)

Net income (loss) for earnings per share calculation	$163,594	$(261,413)
Denominator:
Weighted average common shares outstanding-basic	2,577,043	2,473,683
Weighted average common shares outstanding-diluted	2,579,197	2,473,683
Net income (loss) per share attributable to common—shareholders-basic	$63.48	$(105.68)
Net income (loss) per share attributable to common—shareholders-diluted	$63.43	$(105.68)

Potential common shares totaling 14,327 and 15,713 were excluded from diluted EPS for the six months ended September 30, 2022 and September 30, 2021, respectively, as the Company did not satisfy all conditions for its contingently issuable shares of Class A common stock.

The Company excluded the following potential common shares, presented based on amounts outstanding each period end, from the computation of diluted net income (loss) per share for the periods indicated because including them would have had an anti-dilutive effect:

	September 30,
	2022	2021
Warrants for series A preferred stock	—	120,000
Warrants for series B preferred stock	—	50,000
Options to purchase common stock	85,431	107,954
Restricted stock units	1,494	2,241

Total common stock equivalents	86,925	280,195

Options to purchase common stock and restricted stock units that were outstanding for the six months ended September 30, 2022 were not included in the computation of diluted EPS because certain options were contingently issuable and the remaining options and restricted stock units were liability-classified awards that are anticipated to be settled in cash. Options to purchase common stock, warrants for preferred stock, and restricted stock units that were outstanding for the six months ended September 30, 2021 were not included in the computation of diluted EPS as there were no earnings attributable to common stock.

21.	Subsequent Events

On October 21, 2022, the Company entered into an agreement to repurchase 1,624.5 shares of outstanding common stock for $3,000 per share, for a total of $4.9 million. The repurchase was completed effective as of October 31, 2022.

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On October 31, 2022, the Company completed the repurchase of 31,842 outstanding options pursuant to repurchase agreements entered with certain employees dated September 8, 2022, resulting in total cash disbursement of approximately $56.4 million.

The Company has evaluated subsequent events from the September 30, 2022 balance sheet date through November 21, 2022, the date at which the condensed and consolidated financial statements were available to be issued and determined that there are no other additional items to disclose.

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INDEPENDENT AUDITORS’ REPORT

Members of the Board of Managers

Omnitracs Topco, LLC

We have audited the accompanying consolidated financial statements of Omnitracs Topco, LLC and its subsidiaries (the “Company”) which comprise the consolidated statements of financial position as of September 30, 2020, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year ended September 30, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omnitracs Topco, LLC and its subsidiaries as of September 30, 2020 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, TX

September 17, 2021

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020

(In thousands)

September 30, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,964
Restricted cash	300
Accounts receivable—net	55,944
Inventories	26,371
Contract assets, current	46,565
Other current assets	11,882

Total current assets	258,026
NONCURRENT ASSETS:
Property, plant and equipment—net	66,038
Operating lease right-of-use assets—net	33,688
Intangible assets—net	348,555
Goodwill	487,186
Deferred tax assets	1,147
Contract assets, noncurrent	79,307
Other assets	30,512

TOTAL ASSETS	$1,304,459

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$23,021
Payroll and other benefit-related liabilities	30,555
Accrued liabilities	11,908
Unearned revenues	64,147
Current portion of long-term debt	7,450
Operating lease liabilities, current	5,288
Other liabilities	3,830

Total current liabilities	146,199
NONCURRENT LIABILITIES:
Unearned revenues	98,131
Long-term debt	705,258
Deferred tax liabilities	31,328
Operating lease liabilities, noncurrent	34,356
Other liabilities	4,609

Total liabilities	1,019,881

COMMITMENTS AND CONTINGENCIES (Note 14)
EQUITY:
Members’ equity	446,676
Accumulated other comprehensive loss	(828)
Accumulated deficit	(159,845)

Total equity before noncontrolling interest	286,003
Noncontrolling interest	(1,425)

Total equity	284,578

TOTAL LIABILITIES AND EQUITY	$1,304,459

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

Year Ended September 30, 2020
REVENUES:
Revenues	$436,877
EXPENSES:
Cost of sales (excluding depreciation and amortization presented separately below)	174,822
Research and development	50,910
Selling, general and administrative	136,519
Depreciation and amortization	62,496
Acquisition and integration costs	8,803
Interest expense—net	33,191
Other expense (income)	1,038

Loss Before Income Taxes	(30,902)
Income Tax Expense	(6,497)

Net Loss	(37,399)
Less: Net loss attributable to noncontrolling interest	(374)

Net loss attributable to Omnitracs Topco, LLC	$(37,025)

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

Year Ended September 30, 2020
Net loss	$(37,399)
Other comprehensive loss
Foreign currency translation adjustment, net of tax impact $0.0 for the year ended September 30, 2020	(49)

Other comprehensive loss	(49)

Total comprehensive loss	(37,448)
Less: Comprehensive loss attributable to noncontrolling interest	(374)

Comprehensive loss attributable to Omnitracs Topco, LLC	$(37,074)

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

	Members’ Equity	Accumulated other comprehensive loss	Accumulated Deficit	Total Equity before Noncontrolling Interest	Noncontrolling Interest	Total Equity
BALANCE—September 30, 2019	$445,952	$(779)	$(122,820)	$322,353	$(1,051)	$321,302
Net loss	—	—	(37,025)	(37,025)	(374)	(37,399)
Other comprehensive loss	—	(49)	—	(49)	—	(49)
Dividends paid	(5)	—	—	(5)	—	(5)
Management incentive units equity compensation	5,083	—	—	5,083	—	5,083
Management incentive unit redemptions	(4,354)	—	—	(4,354)	—	(4,354)

BALANCE—September 30, 2020	$446,676	$(828)	$(159,845)	$286,003	$(1,425)	$284,578

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

Year Ended September 30, 2020
OPERATING ACTIVITIES:
Net loss	$(37,399)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62,496
Impairment charges	6,223
Management incentive unit expense	5,083
Deferred income taxes	1,315
Non-cash foreign currency losses	524
Non-cash interest expense	3,215
Loss on disposal of property, plant and equipment	977
Other non-cash expenses, net	8,964
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	9,124
Inventories	(10,123)
Contract assets	20,109
Other assets	(769)
Trade accounts payable	1,696
Payroll and other benefit-related liabilities	2,891
Accrued and other liabilities	(3,852)
Unearned revenues	(18,863)
Operating lease liabilities	(9,307)
Other liabilities	526

Net cash provided by operating activities	42,830

INVESTING ACTIVITIES:
Capital expenditures	(21,499)
Purchase of equipment for service contracts	(5,811)
Acquisitions, net of cash acquired	(12,667)

Net cash used in investing activities	(39,977)

FINANCING ACTIVITIES:
Debt repayment	(12,022)
Dividends paid	(5)
Management incentive unit redemptions	(4,354)

Net cash used in financing activities	(16,381)

Effect of exchange rate changes on cash and cash equivalents	14
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(13,514)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	130,778

CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$117,264

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

1.	THE COMPANY AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company—Omnitracs Topco, LLC (also referred to herein as “Omnitracs” or the “Company”) is a Delaware limited liability company which is owned by Vista Equity Partners (“VEP”), a private equity company, and has no significant assets or operations other than 99% ownership of Omnitracs Holdings, LLC (“Omnitracs Holdings”), a Delaware limited liability company. VEP also owns a 1% noncontrolling interest in Omnitracs Holdings. Omnitracs Holdings has no significant assets or operations other than as a sole member of Omnitracs Midco, LLC (“Omnitracs Midco”). Omnitracs Midco is a Delaware limited liability company that is the sole member of Omnitracs, LLC and has no significant assets or operations other than the ownership of Omnitracs, LLC.

Omnitracs is a global provider of innovative fleet management solutions through software, hardware, and a software as a service model and related technical and professional services to the transportation and logistics industry. The Company offers products and services that enable transportation and logistics companies to manage their assets, including solutions for compliance, safety and security, productivity, telematics and tracking, transportation management systems, planning and delivery, routing and dispatch, and data and analytics. The Company provides these services in the United States and through wholly-owned subsidiaries in Mexico and Canada. Roadnet Holdings, Inc. (“Roadnet”), a subsidiary of the Company, has certain operations in the United Kingdom and China, and XRS Corporation (“XRS”), a subsidiary of the Company, has certain operations in Canada. The consolidated financial statements refer to the consolidated operations of Omnitracs Topco, LLC and its subsidiaries.

All acquisitions were accounted for by the Company under the purchase method in accordance with the applicable authoritative accounting guidance. Accordingly, the purchase price of the VisTracks and Blue Dot Asset Purchases (“Acquisitions”) as disclosed in Footnote 16 has been allocated to the acquired assets and liabilities of Omnitracs based on their estimated fair values at the acquisition date.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the Company’s consolidated financial statements and the accompanying notes. The Company bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates, including the uncertainty surrounding rapidly changing market and economic conditions due to the recent outbreak of the novel Coronavirus Disease 2019 (“COVID-19”). Additionally, the consolidated financial statements may not be indicative of the Company’s future performance. Intercompany balances and transactions have been eliminated.

Fiscal Year

The Company operates and reports using a fiscal year ending on September 30.

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash, Cash Equivalents and Restricted Cash—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are comprised of money market funds. Restricted cash represents the Company’s cash held by the bank related to a letter of credit for one of the Company’s leased locations.

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Accounts Receivable and Allowances for Doubtful Accounts and Sales Returns—Trade accounts receivable are stated at cost, less an allowance for doubtful accounts and an allowance for sales returns. The allowance for doubtful accounts is calculated based on historical collection experience, trends, and evaluations of specific customer balances. The allowance for sales returns consists of sales returns or estimated pricing and billing discrepancies anticipated to be identified and resolved in future periods. The reserves are calculated based on historical experience, trends, and evaluations of specific customer balances. The Company considers the customers’ credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms when determining the need for an allowance.

For new customers, the Company typically uses a credit organization to obtain credit reports and may also request financial statements or other documents to determine that collection is probable. If these factors do not indicate collection is probable of substantially all consideration to which the company is entitled to will be collected, revenue is deferred until collection becomes probable, which is generally upon payment.

Concentration of Credit Risk—Financial instruments potentially subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Management maintains the majority of the Company’s cash and cash equivalents with highly credit worthy banks. The Company’s cash and cash equivalents may, at times, exceed Federal Deposit Insurance Corporation Insurance limits. The Company has not experienced any losses in such accounts.

The majority of the Company’s accounts receivable is due from companies with fleet trucking operations in a variety of industries. In general, the Company does not require collateral or other security to secure accounts receivable. The risk with respect to accounts receivable is mitigated by credit evaluations performed on customers, the short duration of payment terms for the majority of the Company’s customer contracts, and diversity within the customer base. For the year ended September 30, 2020, no single customer’s receivable balance exceeded 10% of total net receivable balances.

Inventories—Inventories are stated at the lower of cost or market using the first-in first-out method. The Company assesses the value of its inventories periodically based upon numerous factors including, but not limited to, expected product or material demand, current market conditions, product life cycles, and technological changes. If necessary, the Company adjusts its inventories for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value (equal to replacement cost, not to exceed net realizable value). During the year ended September 30, 2020, the Company did not recognize an impairment in cost of sales.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives which is recorded to Cost of sales, Research and development, or Selling, general and administrative expense in the Consolidated Statement of Operations based on the use of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease, not to exceed 15 years. Machinery and equipment includes hardware assets that the company owns and provides to customers to facilitate the use of our services. Useful lives for other property, plant and equipment, by class, were as follows:

Computer equipment and software	3 years
Machinery and equipment	2 to 5 years
Furniture and office equipment	5 years

Leases—Leases are recognized in accordance with ASC Topic 84—Leases. Based upon review of a contract, the Company will determine if the corresponding contract is a lease at inception. The Company’s material operating leases consist of office space, warehouses, and vehicles and the leases generally have remaining terms of 1 to 10 years with some of the leases including options to extend the leases for additional periods. Generally, the lease term is the minimum of the noncancelable period of the lease or the lease term inclusive of reasonably certain renewal periods.

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Operating lease assets and liabilities are recognized at the lease commencement date, which is the date the Company takes possession of the property. Operating lease liabilities represent the present value of lease payments not yet paid and operating lease assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. As existing leases do not have a readily determinable implicit rate, the Company used the incremental borrowing rate that takes into consideration the Company’s credit-worthiness, length of the lease, and the currency in which the lease is denominated. The reasonably certain lease term and incremental borrowing rate for each lease requires judgement and can impact the classification and accounting for a lease as operating or finance, as well as the value of the lease asset and liability.

The Company’s leases typically contain rent escalations over the lease term and the Company recognizes expense for these leases on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce the Company’s right-of-use asset related to the lease. These are amortized through the operating lease asset as reductions of expense over the lease term.

The Company’s leases include rent escalations based on inflation indexes and fair market value adjustments. Certain leases contain contingent rental provisions that include a fixed base rent plus an additional non-lease component, based on a contractual estimate. Operating lease liabilities are calculated using the prevailing index or rate at lease commencement. Subsequent escalations in the index or rate and contingent rental payments are recognized as variable lease expenses and are expensed as incurred in Selling, general and administrative expenses in the Consolidated Statement of Operations and are not included in lease liabilities in the Consolidated Statement of Financial Position. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company’s policy elections for leases are as follows:

•

Short-term policy: The Company has elected the short-term lease recognition exemption for all applicable classes of underlying assets. Short-term disclosures include only those leases with a term greater than one month and 12 months or less, and expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, are not recorded on the Consolidated Statement of Financial Position.

•

Separation of lease and non-lease components: The Company has elected to not separate lease and non-lease components for all leases and instead account for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. Additionally, the Company has elected for all classes of underlying asset to combine lease components that are embedded within revenue contracts with the non-lease components that are the predominant component of the revenue contract, if both the timing and patterns of transfer of the lease and non-lease components are the same and if the lease component would be classified as an operating lease.

Software Development Costs—Historically, the Company accounted for software development costs under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 985-20 Costs of Software to be Sold, Leased, or Marketed. Under ASC 985-20, software development costs for software to be sold, leased or otherwise marketed are capitalized when technological feasibility is reached until the product is ready for production. Software costs are included in property and equipment and are amortized over the estimated life of the software, generally two to five years.

The Company has licensed software products to certain international resellers and therefore has accounted for the product software costs in accordance with ASC 985-20. The Company is also currently developing its new software technology platform with no intent to license, in which case the costs will be accounted for under ASC 350-40 Internal-Use Software and may result in higher capitalized software costs in the future offset by lower in-period research and development expenses.

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For the year ended September 30, 2020, $13.8 million of development costs were capitalized and included within Property, plant and equipment-net in the Company’s Consolidated Statement of Financial Position.

Goodwill and Other Intangible Assets—Goodwill represents the excess of purchase price over the fair value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not subject to amortization and the Company’s annual assessment of impairment is performed as of January 1st. The Company operates as a single segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company further determined that there were no impairments of goodwill indicated due to management’s review at the annual assessment date in the year presented.

Definite-lived intangible assets are amortized on a straight-line basis over their useful lives and the amortization is recorded to Selling, general and administrative and Research and development expense in the Company’s Consolidated Statement of Operations. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the cost basis. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value.

Weighted-average amortization periods for finite-lived intangible assets, by class, were as follows:

Technology-based	8 years
Customer relationships	19 years
Broadcast license	10 years

Impairment of Long-Lived and Intangible Assets (Excluding Goodwill)—Long-lived assets with finite lives, such as property and equipment, right-of-use assets, and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Assets to be disposed of by sale are reported at the lower of the carrying amount or the estimated fair value less costs to sell and are not depreciated.

Indefinite-lived intangibles consist of certain trademarks and are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or circumstances indicate that the carrying amount may be impaired. For the 2020 annual impairment test, the Company elected to perform a qualitative assessment to determine whether it was more likely than not that indefinite-lived intangibles were impaired. If indefinite-lived intangibles were deemed more likely than not to be impaired, then the Company would proceed to the quantitative analysis which includes estimating the fair value of the relevant intangible assets and comparing it to their carrying values to determine whether indefinite-lived intangibles were, indeed, impaired. During the year ended September 30, 2020, the Company considered a variety of relevant events and circumstances that could affect the significant inputs used to determine fair value of its business units.

For year ended September 30, 2020, it was determined that the Mexico indefinite-lived tradename was more likely than not impaired; therefore, a quantitative impairment test was necessary. As a result of the quantitative impairment test that was performed, the Company did not record an impairment charge for the year ended September 30, 2020. For the year ended September 30, 2020, it was determined for the remaining indefinite-lived intangible assets that it was more likely than not that the remaining indefinite-lived intangibles were not impaired; therefore, a quantitative impairment test was not necessary.

Modified Cost-Method Investments—Per ASC 321-10-35, the Company may elect to measure its investments without a readily determinable fair value that do not qualify for the practical expedient to estimate

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fair value at cost minus impairment; therefore, the Company accounts for certain investments using the modified cost method. Some of the Company’s investments are in corporate entities in which the Company owns less than 20% voting interest and does not have significant influence.

The Company records impairment charges through the Consolidated Statement of Operations when it believes that an investment has experienced a decline that is other than temporary. When making such assessment, the Company considers the following factors when such information is available or applicable: how significant the decline is as a percentage of the carrying value; the share price from the investee’s latest financing round; the performance of the investee in relation to its own operating targets and its business plan; the investee’s revenue and cost trends; the investee’s liquidity and cash position; and any significant news that has been released specific to the investee or the investee’s industry. The fair value of the modified cost method investments is primarily determined from data leveraging private-market transactions and are classified within Level 3 in the fair value hierarchy.

Product Warranty—The Company accrues the estimated cost of warranty coverage at the time of sale based on historical experience. The provision for warranty expense is recorded as a component of Cost of sales in the Company’s Consolidated Statement of Operations and the related liability is included in Accrued liabilities within the Company’s Consolidated Statement of Financial Position. The determination of such provisions requires the Company to make estimates of failure rates and expected costs to repair or replace the products under warranty. Expected costs to repair include product costs, labor costs, freight, and costs incurred by third parties performing work on the Company’s behalf. If future actual costs to repair or failure rates were to differ significantly from estimates made, the impact of those differences would be recorded in subsequent periods.

The Company offers certain customers extended warranty coverage beyond the standard warranty period at an additional cost to the customer (i.e. non-standard warranty). The Company recognizes revenues related to the non-standard warranties over the term of the warranty periods.

Litigation—The Company is currently involved in certain legal proceedings. The Company records its best estimate of a loss related to pending litigation when the loss is considered probable and the amount can be reasonably estimated. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company assesses the potential liability related to the Company’s pending litigation and revises its estimates. The Company’s policy is to expense legal costs associated with defending itself as incurred.

Revenue Recognition—The Company is a provider of fleet management solutions through a Software-as-a-Service model (“SaaS”). The Company offers telematics, compliance and efficiency solutions, and related hardware and professional services to transportation and logistics companies. The Company earns revenue from software licenses, software services, subscription-based services, post-contract customer support or maintenance, hardware sales, data analytics services and royalties.

ASC 606 Revenue Recognition—Revenue is recognized in accordance with ASC Topic 606—Revenue from Contracts with Customers upon transfer of control or promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

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The Company evaluates whether performance obligations can be distinct or should be accounted for as a single performance obligation. Most of the Company’s software arrangements with customers contain multiple performance obligations that range from subscription-based services, software licenses, post-contract customer support, and ancillary hardware sales that when combined together in a contract the Company defines as fleet management services.

The Company determined that while each performance obligation is individually distinct, the Company’s overall promise within the context of the contract is not distinct as the Company provides fleet management services that are highly interdependent and interrelated; therefore, the Company has combined the performance obligations into one single performance obligation. The Company recognizes revenue related to the fleet management services performance obligation over time as the customer simultaneously consumes and receives the benefits provided by the Company and the customer has the ability to access the Company’s software as needed throughout the contract period. For performance obligations satisfied over time, the Company determines if it has a right to consideration from a customer for an amount that corresponds directly with the value to the customer of the Company’s performance completed to date to recognize revenue for the amount the Company has a right to invoice.

The Company allocates transaction price to the performance obligations on a relative standalone selling price (“SSP”) basis. Typically, the structure of the Company’s arrangements does not give rise to variable consideration. However, in those instances whereby variable consideration exists, the Company includes in its estimates additional revenue for variable consideration when the Company believes it has an enforceable right, the amount can be estimated reliably, and its realization is probable. Refer to Footnote 18 for further information, including the economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows of the Company’s various revenue categories.

ASC 606 Hardware and Subscription Services Revenue Recognition—The Company enters into a fleet management services contract with the customer that is primarily comprised of satellite or wireless communications hardware with embedded software and related monthly recurring messaging, wireless, and application subscription-based services and, in certain instances, extended or non-standard warranty services.

Hardware Revenue—The satellite and wireless communications hardware is highly interdependent and interrelated with the subscription-based services. The Company’s assessment of interdependence and interrelation was based upon the following key considerations: the hardware is not sold separately from the subscription-based services; the hardware and applications used in delivery of subscription-based services are both proprietary and will not function with third-party devices or software; the functionality of the combined solution is transformative since the features of the hardware and the applications accessed through subscription-based services significantly affect the overall operation and interaction of the combined solution (i.e., collecting data and analyzing such data to provide fleet management services). Neither is merely additive to the other as there is no stand-alone functionality of either the hardware or subscription-based services. Based on this interdependence, the Company recognizes hardware and monthly subscription services revenue over time on a monthly basis. Revenue recognition should follow a pattern and expected timing that corresponds to the transfer of the goods and services related to the hardware asset. The Company determines that a majority of customers stay longer than the customer’s initial contract term; therefore, revenue recognition related to hardware sales over the initial contract term is not appropriate, but the average life of the hardware is a consistent measure of ratable recognition for the revenue as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the fleet management services. In cases where the initial contract term is less than five years, a portion of the total contract consideration received represents a material right under which the Company promises to provide fleet management services on a discounted basis for the remaining useful life of the hardware. As such, for contract durations of less than 5 years, there are two performance obligations, a combined performance obligation for the hardware and subscription representing fleet management services, and a material right to renew fleet management services on a discounted basis. The amount allocable to the fleet

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management service is recognized over the duration of the customer contract; amounts allocable to the material right are recognized ratably over the period that represents the difference between the hardware useful life of 5 years and the initial contract term.

For certain customers, the Company provides hardware through embedded operating lease arrangements. The Company recognizes revenues from the embedded operating leases ratably over the rental periods associated with the contract term.

Non-essential Hardware—Customers as part of the fleet management services contract may purchase additional spare parts, components, ancillary items, and installation services associated with the hardware either on their own or in conjunction with the fleet management services contract. The Company determined these additional hardware accessories are not integral to the functioning of the hardware and are additive in nature. Therefore, the Company classifies the non-essential hardware as a distinct performance obligation and recognizes revenue at point in time in which the non-essential hardware is shipped to the customer. The revenue is recorded to Revenues point in time as disclosed in Footnote 18.

Subscription Fees—Subscription-based services consist of revenues derived from SaaS arrangements, which primarily represents fees earned from granting customers access to software solutions or connectivity to hosted service offerings related to messaging, wireless, and application services. Revenue from subscription-based services is recognized over time on a ratable basis monthly over the contract term as billing occurs and is recorded to Revenues over time as disclosed in Footnote 18.

ASC 606 Software Revenue Recognition—The Company’s software revenue consists of subscription-based services, perpetual and term-based license fees for its software products, maintenance fees associated with the perpetual-based license of software products, professional service fees, and post-contract customer support. Consideration of the software arrangement is allocated to performance obligations based on stand alone selling price. The Company’s contracts with customers often include multiple performance obligations to a customer. When a software arrangement (license or subscription) includes both software licenses and software services, judgement is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the software services and recognized over time.

Perpetual and Term-Based License Fees—License revenue represents fees earned from granting customers licenses to utilize the Company’s software. The customer enters into a license arrangement in which the Company promises to transfer a perpetual-based license delivered to the customer and an associated software maintenance for a specified period of time. The term-based license is a license plus maintenance bundled together in which the total bundled fee is split into equal payment increments. The Company recognizes the term-based license as a distinct performance obligation that is recognized as it is delivered to the customer due to the arrangement being akin to a purchase of intellectual property from the Company.

The Company recognizes revenue under the term-based license arrangement related to the sale of the license upfront and monthly a portion of the customer’s billed amount is recognized as maintenance revenue and the remaining portion is recognized as a decrease of unbilled revenue as the Company already recognized the license upfront. The recognition of the license upfront in a term-based license arrangement or the sale of a perpetual-based license is recorded to Revenues point in time and the monthly maintenance revenue recognition is recorded to Revenues over time as disclosed in Footnote 18.

Perpetual License Maintenance Fees—Maintenance agreements generally require the Company to provide upgrades, enhancements, technical support, and bug fixes to customers. The maintenance revenue is recognized ratably over the maintenance contract period in order to align with the time period that the Company provides that maintenance support. This recognition of revenue is recorded to Revenues over time as disclosed in Footnote 18.

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Professional Service Fees—In some cases the Company provides consulting and training services to its customers. Professional service fee revenue is a distinct performance obligation that is recognized at the point in time that services are delivered as they provide incremental benefits to the customer. This recognition of revenue is recorded to Revenues point in time as disclosed in Footnote 18.

Post-Contract Customer Support—The Company’s customers generally enter into post-contract customer support agreements when the customer purchases the associated software license within the fleet management services arrangement. Post-contract customer support includes telephone support, bug fixes, and rights to updates if and when they are made available. The Company recognizes the post-contract customer support on a straight-line basis over the period of the contract term. This recognition of revenue is recorded to Revenues over time as disclosed in Footnote 18.

Other—The Company earns certain royalties at the time a reseller sells products or services based on the Company’s technology and/or products. When the Company can make reasonable estimates of such fees, the Company records revenues in the period in which the customer/licensee sells the related product or service. This recognition of revenue is recorded to Revenues point in time as disclosed in Footnote 18.

Unearned revenues are recorded for products or services that have not been provided but have been paid for by the customer or when products or services have been provided but the criteria for revenue recognition has not been met.

Cost of Sales—Cost of sales principally consists of the cost of hardware sold, the cost of providing warranties, sustaining engineering costs (including personnel and related costs), satellite transponder costs, network operations expenses (including personnel and related costs), depreciation, data charges by telecommunications operators, customer service costs, and costs paid to strategic partners.

Under ASC 606, the Company’s software arrangements with customers contain multiple performance obligations that within the context of the contract are a combined performance obligation; therefore, the Company determined that the costs associated with the hardware sold to customers in the fleet management services arrangement represents a cost of fulfilling the combined performance obligation contract in accordance with ASC 340-40 Other Assets and Deferred Costs—Contracts with Customers. Under this guidance, the Company determines that a majority of customers stay longer than the customer’s initial contract term; therefore, the cost of sales recognition related to hardware sales over the initial contract term is not appropriate, but the five year average life of the hardware is a consistent measure of ratable recognition for the cost of sales as it most consistently matches the transfer to the customer of the subscription-based services and is a primary component for the fleet management services.

Shipping and Handling Costs—Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to customers for shipping and handling are reported as revenues. Shipping and handling costs recorded in cost of revenues were approximately $1.6 million for the year ended September 30, 2020.

Research and Development—Costs incurred for research and development activities are expensed as incurred and included in Research and development in the Consolidated Statement of Operations. The Company’s research and development efforts are focused on developing the next generation of fleet management equipment and applications.

Deferred Commissions—Sales commissions earned by the Company’s sales employees are considered incremental and recoverable costs of obtaining a contract with a customer. Upon the sales employee having closed a qualifying transaction, such employee has earned and will become eligible for the payment of deal commissions. The employee will receive 30% upfront of the total deal commission with the remaining 70% to be paid on a pro rata basis based on additional criteria that has to be satisfied. The corresponding sales commission

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related to the initial 30% upfront payment is not dependent on any factor other than the employee closing the qualifying transaction. The 30% upfront payment is deferred and then amortized on a straight-line basis over a period of benefit that the Company has determined to be three years.

The Company utilized the ‘portfolio approach’ practical expedient in ASC 606-10-10-4, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics because the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. Using the ‘portfolio approach’, the Company determined the period of benefit by taking into consideration the average length of the Company’s customer contracts related to designated opportunity types as these opportunity types represent subscription contracts in a fleet management service context. Amortization expense related to deferred commissions is included in Cost of sales in the Company’s Consolidated Statement of Operations. For additional details, refer to Footnote 19 to the Company’s consolidated financial statements.

Equity-Based and Other Compensation

Management Incentive Units—VEP issued certain Management Incentive Units (“MIUs”) of Omnitracs Topco, LLC to key employees of Omnitracs, LLC as well as certain employees of VEP through a Management Incentive Plan. Omnitracs Topco, LLC is the parent Company of Omnitracs Holdings, LLC and has no significant assets or operations other than owning the Company.

•	Participants receiving grants in 2014 receive equity distributions of Omnitracs Topco, LLC once the non-management members have received $450 million of equity distributions (as defined).

•

Participants receiving grants in 2015 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014 have received $523.4 million of equity distributions (as defined).

•

Participants receiving grants in 2016 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014 and 2015 have received $969.4 million of equity distributions (as defined).

•

Participants receiving grants in 2017 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014, 2015, and 2016 have received $1,128.0 million of equity distributions (as defined).

•

Participants receiving grants in 2018 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014, 2015, 2016, and 2017 have received $975.0 million and $1,082 million of equity distributions (as defined).

•

Participants receiving grants in 2019 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014, 2015, 2016, 2017, and 2018 have received $1,082 million and $1,138.8 million of equity distributions (as defined).

•

Participants receiving grants in 2020 receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in 2014, 2015, 2016, 2017, 2018, and 2019 have received $1,165.7 million and $1,162.3 million of equity distributions (as defined).

Equity instruments issued to participants are accounted for at fair value derived from the option-pricing method. The fair value of each participant Incentive Units award is re-measured each period until the participant’s performance is complete, which is generally the vesting date. The Management Incentive Plan offers both Incentive Service Units and Incentive Performance Units.

A description of each of the Management Incentive Units is as follows:

Incentive Service Units—Vesting for the units is specific to the employee, however, for most of Omnitracs employees units vest as follows: the Incentive Service Units described above will have vested with respect to

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thirty-seven and one-half percent (37.5%) of the Incentive Service Units on the eighteenth (18) month following the effective date (the First Vesting Date) if the employee remains in the continuous employment of the Company and an additional six and one-quarter percent (6.25%) of the Incentive Service Units will have vested each full three calendar month period after the First Vesting Date if the employee remains continuously employed. If the employee is, and has been, continuously employed by the Company from the date of the agreement through the date of consummation of an approved sale, any Incentive Service Units which were unvested Incentive Service Units immediately prior to such approved sale shall be deemed Vested Units.

Vesting for the non-employee units granted prior to fiscal year 2016 is as follows: the Incentive Service Units will have vested with respect to forty percent (40%) of the Incentive Service Units on the twelfth (12) month following the effective date (the First Vesting Date) if the employee remains in the continuous employment of Vista Consulting Group, an additional twenty percent (20%) on the twenty-fourth (24) month following the effective date, and an additional five percent (5%) each full three calendar month period thereafter if the employee remains continuously employed. Vesting for non-employee units granted during fiscal year 2016 is as follows: the Incentive Service Units will have vested with respect to twenty-five (25%) of the Incentive Service Units on the twelfth (12) month following the effective date (the First Vesting Date), and an additional six and one-quarter percent (6.25%) each full three calendar month period thereafter if the employee remains continuously employed. Vesting for non-employee units granted during fiscal year 2019 and 2020 is as follows: the Incentive Service Units will have vested with respect to one-hundred (100%) of the Incentive Service Units on the twelfth (12) month following the effective date (the First Vesting Date). If the employee is, and has been, continuously employed by the Company from the date of the agreement through the date of consummation of an approved sale, any Incentive Service Units which were unvested Incentive Service Units immediately prior to such approved sale shall be deemed Vested Units.

The Incentive Service Units vested are subject to a repurchase, per the agreement, by the Company upon employment termination generally at a price equal to the fair market value on the 181st day following termination. If an employee with vested units is terminated for cause, vested units may be repurchased for cost on the 181st day following termination.

Incentive Performance Units—The Incentive Performance Units vest upon the consummation of an approved sale if the Total Equity Return Multiple as of the date of such approved sale exceeds a certain multiple threshold, provided that in each case, the employee is and has been continuously employed by the Company from the grant date through the consummation of an such an approved sale. If the Total Equity Return Multiple is less than the multiple at the consummation of an approved sale, the units are terminated. The Incentive Performance Units contain a performance condition predicated on the sale of the Company and, therefore, no compensation expense has been recognized for these units. Compensation expense will be recognized on the Incentive Performance Units when and if a sale of the Company becomes probable.

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The Company’s Management Incentive Unit activity for the year ended September 30, 2020, was as follows (in thousands, except share data):

	Employee	Non- Employee	Total Employee	Outstanding Units Weighted Average Participation Threshold	Participation Threshold For Issued Units
Management Incentive Service Units
Outstanding units at September 30, 2019	5,819	55	5,874	$932.7 million
Issued units	2,450	13	2,463		$ $	1,165.7 million & 1,162.3 million
Cancelled units	—	—	—
Repurchased units	(739)	—	(739)
Expired units	—	—	—
Adjustments	—	—	—

Outstanding units at September 30, 2020	7,530	68	7,598	$1,038.1 million

Management Incentive Performance Units
Outstanding units at September 30, 2019	4,089	15	4,104	$936 million
Issued units	901	—	901		$ $	1,165.7 million & 1,162.3 million
Cancelled units	(228)	—	(228)
Repurchased units	—	—	—
Expired units	—	—	—
Adjustments	—	—	—

Outstanding units at September 30, 2020	4,762	15	4,777	$988 million

Total outstanding units at September 30, 2020	12,292	83	12,375

There were 2,982 Incentive Service Units for employees of the Company and 68 units for non-employees vested, net of repurchase as of September 30, 2020. Compensation expense has been recorded in the accompanying Consolidated Statement of Operations for vesting of the Incentive Service Units granted under the Agreement for the year ended September 30, 2020. Compensation expense totaled $5.1 million of which $5.1 million was for employees of the Company and $0.0 million was for non-employees, for the year ended September 30, 2020. As of September 30, 2020, total future compensation expense to be recognized in the accompanying Consolidated Statements of Operations is $6.2 million through fiscal year 2024.

Long-Term Incentive Plan (“LTIP”)—The principal design of the LTIP for Omnitracs Topco is to provide present and future employees, directors, officers, or managers of Omnitracs Topco or its subsidiaries an incentive and reward opportunity designed to enhance the long-term value of the Company. Participants in the LTIP are selected in the sole discretion by one or more members appointed by the Board of Directors (the “Committee”). The Committee administers the LTIP and has the power and authority to grant any participant an incentive to receive a cash payment based on the equity valuation only upon a consummated sale of the Company. Incentives are not intended to be, and shall not be construed as, an option to acquire equity interests in Omnitracs Topco. If a potential transaction is consummated and meets the payout requirements of the LTIP, the Company estimates that the total value of the LTIP awards to participants would be $6.5 million to $9.75 million depending on final equity valuation.

Foreign Currency—Foreign subsidiaries operating in China, United Kingdom, Brazil and Mexico use the U.S. dollar as the functional currency. Foreign subsidiaries operating in Canada use the Canadian dollar as the functional currency.

Transaction gains or losses related to balances denominated in a currency other than the entity’s functional currency are recognized in the Consolidated Statement of Operations. Net foreign currency transaction losses

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included in Other income (expense) in the Company’s Consolidated Statement of Operations for the year ended September 30, 2020, was $1.6 million.

Income Taxes

As a result of a tax election made by the Company under the applicable Income Tax Regulations, the Company is treated as a partnership for U.S. federal income tax purposes and is not subject to income taxes. However, certain of the Company’s subsidiaries are subject to income tax expense in the U.S. and certain foreign jurisdictions (primarily the Company’s acquired Roadnet-related entities, XRS-related entities and the Company’s subsidiaries in Mexico and Canada). These subsidiaries that are subject to tax produce the deferred income tax balances presented in the Consolidated Statement of Financial Position.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

In determining income for financial statement purposes, we must make estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future state, federal, and non-U.S. pre-tax operating income; the reversal of temporary differences; and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

We believe that we will generate sufficient future taxable income in the appropriate jurisdictions to realize the tax benefits related to the net deferred tax assets on our Consolidated Statement of Financial Position. However, any reduction in future taxable income, including any future restructuring activities, may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Conversely, a decrease in the valuation allowance would reduce our income tax expense recorded in the future.

We determine whether it is more likely than not that a tax position will be sustained upon the technical merits of the position. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in an expense that is significantly different from our current estimate of the tax liabilities.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Changes in tax laws and rates could affect recorded deferred tax assets

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and liabilities in the future; however, management is not aware of any such changes that would have a material adverse effect on our results of operations, financial condition or cash flows.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of the COVID-19 pandemic, which spread throughout the U.S. and the world and has resulted in authorities implementing numerous measures to contain the virus, including travel ban restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. For the year ended September 30, 2020, the Company saw the impact on the Company’s business and across the transportation and logistics sector, but particularly in the small to medium business segment, oil and gas, food and beverage, and auto shipper segments, as well as delays in implementations caused by travel restrictions, closed offices, or customers shifting focus to more pressing issues. The Company addressed those challenges through adapting the way the Company does business.

The Company’s priorities during the crisis was protecting the health and safety of the Company’s employees and customers. The Company’s IT systems and applications support a remote workforce. In response to the pandemic, the Company encouraged all employees who are able to do so to work from home, equipping them with resources necessary to continue uninterrupted. This reduced the number of employees in the Company’s offices to those uniquely needed for essential on-site services and allowed for “social distancing” as directed by the Centers for Disease Control. The Company continued to monitor trends during the year ended September 30, 2020 in order to respond to the ever-changing impact of COVID-19 on the Company’s customers and operations.

Recently Adopted Accounting Standards

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which amends ASC 220 to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from corporate tax rate changes per the Tax Cuts and Jobs Act and it also requires entities to provide certain disclosures regarding stranded tax effects. ASU 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2018, and early adoption is permitted. During fiscal year 2020, the Company adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements as the Company did not have stranded tax effects.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The guidance in Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. This ASU is intended to simplify GAAP and is part of the FASB’s Simplification Initiative. The standard is effective for fiscal years beginning after December 15, 2018. During fiscal year 2020, the Company adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements as no goods or services are exchanged for non-employee share-based payments instead of cash.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, to clarify the Codification, correct unintended application of guidance, or make minor improvements that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. More specifically, the ASU clarifies when excess tax benefits should be recognized for share-based compensation awards, removes inconsistent guidance in income tax accounting for business combinations, clarifies the circumstances when derivatives may be offset, clarifies the measurement of liability or equity-classified financial

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instruments when an identical asset is held as an asset, and allows portfolios of financial instruments and nonfinancial instruments accounted for as derivatives to use the portfolio exception to valuation. The standard is effective for fiscal years beginning after December 15, 2018. During fiscal year 2020, the Company adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. The ASU also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for private companies for annual periods beginning after December 15, 2022, including interim periods within those fiscal years and will become effective for the Company’s annual reporting for fiscal year 2024. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently assessing the impact of this guidance, but does not expect it to have a material impact on the consolidated financial statements.

The FASB has issued several more pronouncements related to the new current expected credit loss model standard ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments):

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief. This amendment provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon adoption of Topic 326. The targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. For entities that have not yet adopted ASU 2016-13, the effective date and transition methodology for this ASU are the same as ASU 2016-13. The Company is currently assessing the impact of this guidance, but does not expect it to have a material impact on the consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This amendment provides entities to include expected recoveries of the amortized cost basis previously written off or expected to be written off in the valuation account for purchased financial assets with credit deterioration. In addition, this amendment improves on various aspects of the guidance for ASU 2016-13 related to transition relief for troubled debt restructurings, disclosures related to accrued interest receivables, and clarifies financial assets secured by collateral maintenance provisions. For entities that have not yet adopted ASU 2016-13, the effective date and transition methodology for this ASU are the same as ASU 2016-13. The Company is currently assessing the impact of this guidance, but does not expect it to have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and other (Topic 350): Testing Goodwill for Impairment. Topic 350 currently requires an entity that has not elected the private company alternative for goodwill to perform a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, an entity compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the entity performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. ASU 2017-04 addresses concerns over the cost and complexity of the two-step goodwill impairment test, by removing

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the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. As amended by ASU 2019-10, this ASU will become effective for goodwill impairment tests in fiscal years beginning after December 15, 2022. The amendment is effective for the Company’s annual reporting for fiscal year 2024. The Company is currently assessing the impact of this guidance, but does not expect it to have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, to modify the disclosure requirements on fair value measurements related to Topic 820. The standard removed disclosures related to the amount of and reasons for transfers between Level 1 and 2, disclosures of the policy for timing of transfers between levels, the disclosures of valuation processes for Level 3 fair value measurements, and disclosures to changes in unrealized gains and losses for the period including in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. In lieu of a rollforward for Level 3 fair value measurements, disclosure of transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities. The standard is effective for fiscal years and interim periods beginning after December 15, 2019 and will be effective for the Company starting in fiscal year 2021. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU also requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. The standard is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The ASU will be effective for the Company starting in fiscal year 2021. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce the complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new standard is effective for fiscal years beginning after December 15, 2020. The ASU will be effective for the Company starting in fiscal year 2022. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. The new guidance makes narrow-scope improvements to various aspects of the financial instruments guidance including updates to describe the account for fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments in reference to line-of-credit or revolving-debt arrangements. Additionally the guidance clarifies the applicability of disclosures for the fair value option to private companies, adds cross-references in U.S. GAAP to clarify certain guidance, clarifies the applicability of the portfolio exception in ASC 820 to nonfinancial items, makes clear the determination of the contractual life of a net investment in leases in estimating expected credit losses under ASC 326, and explains the interaction between the guidance in ASC 860-20 and in ASC 326 for re-recognized financial assets. The new standard is effective for fiscal years beginning after December 15, 2019. The ASU will be effective for the Company starting

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in fiscal year 2021. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The new guidance provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The London Interbank Overnight Rate (LIBOR) and other interbank offered rates are widely used benchmark or reference rate in the Unites States and globally. Loans, derivatives, and other financial contracts reference LIBOR, the benchmark interest rate banks use to make short-term loans to each other. With global capital markets expected to move away from LIBOR and other interbank offered rates toward rates that are more observable or transaction based and less susceptible to manipulation, the FASB launched a broad project in late 2018 to address potential accounting challenges expected to arise from the transition.

The guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relations, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. The new standard is effective upon issuance, March 12, 2020, through December 31, 2022. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. The ASU will be effective for the Company starting in fiscal year 2020, but as the Company did not have any modifications to contracts that replaced LIBOR due to reference rate reform during fiscal year 2020, the Company is still in the process of determining the effects the adoption will have on its consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

Accounts receivable, net were comprised as follows (in thousands):

September 30, 2020
Trade accounts receivable	$61,780
Unbilled accounts receivable	6,564

68,344
Allowance for doubtful accounts	(12,400)

Ending balance	$55,944

The Company’s allowance for doubtful accounts activity were as follows (in thousands):

Year Ended September 30, 2020
Beginning balance of the period	$(9,364)
Charged to costs and other	(13,415)
Write-offs	10,379

Ending balance of the period	$(12,400)

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4.	INVENTORIES

Inventories were comprised as follows (in thousands):

September 30, 2020
Raw materials	$1,878
Work-in-process	1,032
Finished goods	23,461

Ending balance	$26,371

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment—net were comprised as follows (in thousands):

September 30, 2020
Computer equipment	$40,243
Computer software	62,190
Machinery and equipment	42,477
Furniture and office equipment	5,267
Leasehold improvements	18,646
Construction in progress	17,743

186,566
Less accumulated depreciation and amortization	(120,528)

Ending balance	$66,038

Depreciation and amortization expense related to property, plant and equipment for the year ended September 30, 2020, was $19.4 million. The net book value of purchased equipment for service contracts with the Company’s customers included in machinery and equipment was $17.4 million at September 30, 2020. There was no property subject to capital leases at September 30, 2020.

6.	INTANGIBLE ASSETS (EXCLUDING GOODWILL)

The components of intangible assets—net was, as follows (in thousands):

	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Technology-based	$177,345	$(134,082)
Customer relationships	423,950	(150,097)
Broadcast license	5,300	(3,622)
Trade name	2,700	(1,984)
Non-competition agreement	100	(19)
Intangible assets not subject to amortization:
Trade name	28,964	—

	$638,359	$(289,804)

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Amortization expense related to these intangible assets for the year ended September 30, 2020, was $43.1 million. The estimated remaining amortization expense at September 30, 2020, was as follows (in thousands):

Intangible Amortization

2021	$43,862
2022	31,333
2023	27,259
2024	24,735
2025	24,002
Thereafter	168,400

Total	$319,591

For the year ended September 30, 2020, the Company recorded no impairment charges related to intangible assets not subject to amortization.

7.	GOODWILL

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not subject to amortization and the Company’s annual assessment of impairment is performed as of January 1st. The Company evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company further determined there were no impairments of goodwill indicated due to management’s review at the annual assessment date during the year ended September 30, 2020.

At September 30, 2020, goodwill recorded on the balance sheet was as follows (in thousands):

Total
Balance as of September 30, 2019	$485,768
Goodwill acquired during the year	1,461
Foreign currency translation adjustments	(43)

Balance as of September 30, 2020	$487,186

8.	OTHER ASSETS

Other current assets were comprised as follows (in thousands):

September 30, 2020
Prepaid expenses	$7,684
Long-lead inventory deposits	—
Other	4,198

Ending balance	$11,882

Other non-current assets were comprised as follows (in thousands):

September 30, 2020
Modified cost-method investments	$27,705
Deposits	2,807

Ending balance	$30,512

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The Company holds a 13.4% ownership interest in Autotrac Comércio e Telecomunicações S/A (“Autotrac”), our Brazilian affiliate, for an initial $28.3 million carrying value of the modified cost method investments. The Company determined that the state of the Brazilian economy, the rapid devaluation of the Brazilian Real, and overall decrease in projected growth represented a triggering event for impairment testing. To determine the fair value of the modified cost method investment, the Company used the guideline public company method and guideline transaction method and compared the fair value to the carrying value to determine the impairment charge. For the year ended September 30, 2020, the Company recognized an impairment charge of $3.8 million. The Company classified this investment within Level 3 in the fair value hierarchy. At September 30, 2020, the carrying value of the modified cost method investment was $17.8 million.

During 2017 the Company invested $7.5 million for a 4.0% ownership interest in Peloton Technology, Inc. (“Peloton”), an autonomous vehicle technology company. The Company determined that due to a delay in development of hardware and software to be sold to customers and the corresponding reduced revenue projections represented a triggering event for impairment testing. To determine the fair value of the modified cost method investment, the Company used the option-pricing method using volatility analysis of public companies, revenue projections, and share class liquidation preferences along with the guideline public company method and compared the fair value to the carrying value to determine the impairment charge. For the year ended September 30, 2020, the Company did not recognize an impairment charge. The Company classified this investment within Level 3 in the fair value hierarchy. At September 30, 2020, the carrying value of the modified cost method investment was $0.0 million.

During 2018 the Company invested $10.8 million for a 10.4% ownership interest in Intelligent Imaging Systems, Inc. (“Drivewyze”), a supplier and integrator of advanced imaging systems for the transportation industry. Drivewyze raised additional capital since the Company’s initial investment, but the Company has not participated in the additional capital raises; therefore, the Company’s updated fully diluted ownership interest is 10.1% as of September 30, 2020. The Company determined that due to the additional capital raise and updated liquidation preferences represented a triggering event for impairment testing for the year ended September 30, 2020. To determine the fair value of the modified cost method investment, the Company used the option-pricing method using volatility analysis of public companies, share class liquidation preferences, and discounts for lack of marketability and compared the fair value to the carrying value to determine the impairment charge. For the year ended September 30, 2020, the Company recognized an impairment charge of $1.2 million. The Company classified this investment within Level 3 in the fair value hierarchy. At September 30, 2020, the carrying value of the modified cost method investment was $9.6 million.

9.	PAYROLL AND OTHER BENEFIT-RELATED LIABILITIES

Payroll and other benefit-related liabilities were comprised as follows (in thousands):

September 30, 2020
Wages and salaries	$3,300
Vacation	2,503
Bonus	16,276
Sales commissions	2,474
401(k) employer-match	1,658
Other	4,344

Ending balance	$30,555

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10.	ACCRUED LIABILITIES

Accrued liabilities were comprised as follows (in thousands):

September 30,
2020
Accrued expense	$4,963
Legal fees	4,514
Other accrued expenses	2,431

Ending balance	$11,908

11.	INCOME TAXES

The components of loss before income taxes by United States and foreign jurisdictions were as follows (in thousands):

Year Ended September 30, 2020
U.S. domestic	$(30,958)
Foreign	56

Total loss before income taxes	$(30,902)

The components of the provision for income taxes were as follows (in thousands):

Year Ended September 30, 2020
Current provision
Federal	$(202)
State	1,457
Foreign	3,927

Total current provision	5,182

Deferred provision
Federal	2,966
State	(262)
Foreign	(1,389)

Total deferred provision	1,315

Income tax expense	$6,497

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Omnitracs Topco is an LLC and does not pay certain taxes. Certain subsidiaries are taxable which cause the Company to record income tax (benefit) expense as shown below. The following is a reconciliation of the expected statutory federal income tax provision to the Company’s actual income tax provision (in thousands):

Year Ended September 30, 2020
Expected income tax (benefit) expense at federal statutory tax rate	$—
U.S. taxes on corporate entities at federal rates	3,173
State income tax provision—net of federal benefit	878
Foreign tax rate differential	98
Withholding taxes	805
Research and development tax credits	75
Permanent adjustments	225
Tax rate changes	438
Tax Cuts and Jobs Act	—
Uncertain tax positions	89
Other	(157)
Valuation allowance	873

Income tax expense	$6,497

As a result of a tax election made by the Company under applicable Income Tax Regulations, the Company is treated as a partnership for U.S. federal income tax purposes and is not subject to income taxes. However, the Company holds interests in subsidiary corporations that are subject to income tax at the U.S. federal level. Therefore, the Company’s rate reconciliation begins with a zero percent income tax rate, but taxes are included in the reconciliation for the Company’s withholding tax obligations and the tax obligations of its subsidiaries. The tax rate changes disclosed in the table above relate to changes in state and foreign tax rates. The Tax Cuts and Jobs Act adjustments include the impact of the decrease in federal tax rate on the deferred tax assets and liabilities of the corporate subsidiaries.

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The Company had deferred tax assets and deferred tax liabilities as follows (in thousands):

September 30, 2020
Compensation accruals	$683
Accrued liabilities, reserves and others	147
Capitalized start-up and organizational costs	195
Property, plant and equipment	761
Bad debt reserves	753
Lease liability	6,126
Unused net operating losses	1,255
Unearned revenues	5,481
Foreign reserves, prepaids, and other	3,334
Other basis differences	130
Tax credits	2,113

20,978
Valuation allowance	(2,801)

Total deferred tax assets—net of valuation allowance	18,177

Earnings of foreign subsidiaries	(5,629)
Purchased intangible assets	(30,642)
Right-of-use asset	(5,675)
Contract asset	(6,412)

Total deferred tax liabilities	(48,358)

Net deferred tax liabilities	$(30,181)

Reported as:
Non-current deferred tax assets	$1,147
Non-current deferred tax liabilities	(31,328)

Net deferred tax liabilities	$(30,181)

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. As of September 30, 2020, a valuation allowance of $2.8 million has been established against certain net deferred tax assets as realization is uncertain. The net deferred tax liabilities primarily consist of withholding taxes and purchased intangibles in the U.S.

The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the review of all positive and negative evidence, including consideration of a three year cumulative pre-tax loss, it was concluded that a full valuation allowance should be recorded against all the deferred tax assets in China, one of the Mexican and Canadian subsidiaries and a partial valuation allowance on state net operating losses in the U.S. as of September 30, 2020. In the event that the Company were to determine that it would not be able to realize all or part of its other deferred tax assets in the future, it would increase the valuation allowance and recognize a corresponding tax provision in the period in which it made such a determination.

At September 30, 2020, the Company has unrecognized tax benefits of $4.6 million of which $4.6 million will impact the effective tax rate if recognized.

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The following table summarizes the changes to unrecognized tax benefits as follows (in thousands):

September 30, 2020
Balance at beginning of the year	$4,529
Decrease related to prior year tax positions	—
Increase related to current year tax positions	134
Expiration of the statute of limitations for the assessment of taxes	(45)
Decrease related to FX changes	(12)

Balance at end of the year	$4,606

The Company believes it is reasonably possible it will not reduce its unrecognized tax benefits within the next 12 months.

The Company and its subsidiaries are subject to federal income tax as well as income tax of multiple state and foreign jurisdictions. With few exceptions, the Company is no longer subject to income tax examination by tax authorities in major jurisdictions for years prior to 2016. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses and tax credits were generated and carried forward and make adjustments up to the amount of the carryforwards. The Company is not currently under examination by the IRS, Foreign or state and local tax authorities.

At September 30, 2020, the Company has accumulated federal and state net operating loss carryforwards of $14.5 million and $2.9 million, respectively, expiring at various dates through 2038. At September 30, 2020, the Company has federal and state research and development tax credits of $3.8 million and $0.5 million, respectively. The federal and state research and development tax credits expire at various dates through 2037 and 2028, respectively. At September 30, 2020, the Company has foreign net operating loss carryforwards of $2.3 million which expire at various dates through 2040 and foreign research and development tax credits of $0.4 million expiring at various dates through 2034.

Utilization of the net operating loss and tax credit carryforwards may become subject to annual limitations due to ownership change limitations that could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income. An ownership change occurred during December 2013 in connection with the acquisition of the Roadnet subsidiaries. An ownership change occurred during October 2014 in connection with the acquisition of the XRS subsidiaries. The annual limitations as a result of these ownership changes did not result in the loss or substantial limitation of net operating loss or tax credit carryforwards. There have been no known subsequent ownership changes through September 30, 2020.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“Tax Act”). The impact of the legislation created a tax benefit for the year ended September 30, 2018 of approximately $8.0 million, due to the re-measurement of the Company’s deferred tax assets and liabilities at the new U.S. federal corporate tax rate of 21% from the previous rate of 35%, for years subsequent to 2017. The new U.S. federal corporate tax rate of 21% is the current rate at which the Company’s deferred tax assets and liabilities are expected to reverse in the future.

At September 30, 2020, the Company continues to maintain that all of its undistributed foreign earnings will be repatriated back to the United States. The Company, due to the Tax Act, eliminated its deferred tax liability for undistributed earnings other than for withholding taxes, as it intends, consistent with its historical position, to distribute all of its foreign earnings to the United States. These distributions are not expected to be subject to income tax for United States federal income tax purposes. The Company has recorded a deferred tax liability related to the foreign withholding taxes of approximately $5.6 million as of September 30, 2020.

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The Tax Act allows for one hundred percent expensing of the cost of qualified property acquired and placed in service after September 27, 2017 and before January 1, 2023. In addition, net operating losses incurred in tax years beginning after December 31, 2017 are only allowed to offset a taxpayer’s taxable income by eighty percent, but those net operating losses are allowed to be carried forward indefinitely with no expiration. Also as part of the Tax Act, the Company’s net interest expense deductions are limited to 30% of earnings before interest, taxes, depreciation, and amortization through 2021 and of earnings before interest and taxes thereafter. This provision also takes effect for tax years beginning after 2017 and did not have a material impact to the Company’s deferred tax asset position.

The Tax Act also incorporates changes to certain international tax provisions. There is a one-time transition tax on foreign income earned by subsidiaries at a rate of 15.5% for cash and cash equivalents and at a rate of 8% for the remainder of the foreign earnings. There is a provision for the current inclusion in US taxable income of global intangible low-tax income (“GILTI”) and also the imposition of a tax equal to its base erosion minimum tax amount. The new laws incorporate a potential benefit for foreign derived intangible income, but the benefit only applies if the foreign derived sales and services income exceeds a calculated ‘routine return’ and if the Company is in taxable income. The Company determined that no liability was due with respect to the on-time transition tax in connection with the filing of its December 31, 2017 tax returns. The Tax Act subjects a U.S. shareholder to tax on GILTI earned by certain foreign subsidiaries. An entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to provide for the tax expense related to GILTI in the year the tax is incurred.

In response to the COVID-19 pandemic, the United States passed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act in March 2020. The CARES Act incudes various income and payroll tax measures. Among the income tax measures, the CARES Act modified the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to Section 163(j) increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. However, the income tax and payroll tax measures are not expected to materially impact the Company’s consolidated financial statements.

12.	EMPLOYEE BENEFIT PLANS

Employee Savings and Retirement Plan—Omnitracs Employee Savings and Retirement Plan (a 401(k) plan) allows eligible employees to contribute up to 90% of their eligible compensation, subject to annual limits. Omnitracs may make discretionary matching employer contributions on behalf of each eligible Participant in an amount equal to 50% of the first 6% of the eligible contributions made by each eligible Participant during the Contribution Period. Omnitracs contribution expense recorded by the Company related to the Company’s employees was $2.8 million for the year ended September 30, 2020.

13.	RELATED PARTY TRANSACTIONS

The Company paid charges to VEP and VEP’s portfolio companies as follows (in thousands):

Year Ended September 30, 2020
Consulting and management fees	$1,034
Accounting operations fees	12
Subscription fees	1,002

Total charges to VEP and VEP portfolio companies	$2,048

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The outstanding balances related to VEP and VEP portfolio companies were as follows (in thousands):

September 30, 2020
Accounts payable	$647
Accounts receivable	—

Total charges outstanding to VEP and VEP portfolio companies	$647

Total sales to Autotrac were $3.9 million for the year ended September 30, 2020. Outstanding accounts receivables from Autotrac were $0.5 million as of September 30, 2020.

14.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings—In addition to commitments and obligations in the ordinary course of business, the Company may be subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal course of business.

Sales and Use Tax Reserves—The Company pays sales and use tax in certain states based on its application of the applicable state statutes. However, the Company is potentially liable for additional amounts if its application of the applicable state statute is deemed to be incorrect. The Company reviews monthly recurring service revenues to identify the portion potentially subject to disputed tax. There is a range in potential outcomes and the Company records a liability for its sales tax accrual based on its best estimate within the range. The consolidated liability estimates were $1.7 million at September 30, 2020. As of September 30, 2020, Sales and Use Tax Reserves are recorded in Other long term liabilities in the Company’s Consolidated Statement of Financial Position.

Purchase Obligations—The Company has agreements with suppliers and other parties to purchase inventory, other goods, services and long-lived assets. Future noncancelable obligations under these agreements at September 30, 2020 were as follows (in thousands):

Purchase Obligations

2021	$45,171
2022	3,932
2023	931
Thereafter	—

Total	$50,034

15.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value. Assets and liabilities are classified based on the lowest level of input that is significant to the

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fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy.

The fair value hierarchy levels are as follows:

•	Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Nonrecurring Fair Value Measurements—The Company measures certain assets at fair value on a nonrecurring basis. These assets include modified cost method investments subject to indicators of other-than-temporary impairment, assets acquired and liabilities assumed in an acquisition, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired. As discussed above, the Company determined there to be indicators of impairment and impaired two cost-method investments for the year ended September 30, 2020. The Company did not have any other significant assets or liabilities that were measured at fair value on a non-recurring basis in periods subsequent to initial recognition during the year ended September 30, 2020.

The carrying value of debt is not measured at fair value and would be classified as Level 3 on the fair value hierarchy. The following table summarizes the assets and liabilities that require fair value measurements on a recurring and non-recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

	September 30, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$116,964	$—	$—	$116,964
Restricted cash	300	—	—	300
Cost method investments	—	—	27,705	27,705

16.	ACQUISITIONS

VisTracks Asset Purchase—On May 11, 2020, pursuant to the Asset Purchase Agreement dated May 11, 2020, Omnitracs acquired the assets of VisTracks, Inc. (“VisTracks”), which is a company that provides compliance, fleet efficiency and safety software and services solutions to the transportation industry including hours of service, electronic logging device and vehicle inspection reporting software and services in exchange for the aggregate purchase price of $12.7 million in cash and potential future compensation expense to certain key employees based on achievement of performance milestones. The acquisition of VisTracks helps to enhance and improve the Company’s already existing product offerings. The fair value of the cash consideration paid for VisTracks was allocated to the assets purchased and liabilities assumed, based on their estimated fair values as of the acquisition date, with any excess recorded as goodwill.

The Asset Purchase Agreement included arrangements for future compensation for certain employees of the acquired entity if certain future performance measures are achieved. Any such payments, which could aggregate to $9.5 million, will be recorded as compensation expense in the period earned. The future performance payments are contingent upon and subject to continuous employment of key executives of VisTracks which results in post-combination expense. The Company has accrued $1.0 million in post-combination expense related

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to the integration milestones for the year ended September 30, 2020, which is included within Selling, general and administrative expenses on the Company’s Consolidated Statement of Operations.

The purchase was recorded using the purchase method of accounting. The process for estimating the fair values of identified intangible assets and assumed liabilities requires the use of judgment to determine the appropriate assumptions. The Company’s purchase price allocation for VisTracks is preliminary and subject to revision as additional information about the fair value of the assets and liabilities becomes available. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. The amounts related to the acquisition are allocated to the assets acquired and liabilities assumed and are included in the Company’s Consolidated Statement of Financial Position as of September 30, 2020. The Company incurred $3.0 million of acquisition and integration related costs for the year ended September 30, 2020, which is included in Acquisition and integration costs in the Company’s Consolidated Statement of Operations.

The table below presents the estimated fair value of assets acquired and liabilities assumed on the acquisition date in accordance with ASC 805 (in thousands):

Fair Value of Assets and Liabilities

Accounts receivable-net	$276
Amortizable intangible assets:
Developed technology	10,500
Customer relationships	300
Non-competition agreements	100
Trademarks	40
Goodwill	1,461
Non-current assets	16

Total assets	12,693
Total current liabilities	(26)

Total purchase price	$12,667

Blue Dot Asset Purchase—On March 13, 2019, pursuant to the Asset Purchase Agreement dated March 13, 2019, Omnitracs acquired the MilesAhead Platform (“MilesAhead”), which is a suite of solutions for a modern and unified workflow experience that improves overall fleet performance, from Blue Dot Solutions, Inc. (“Blue Dot”) in exchange for the aggregate purchase price of $6.0 million in cash and potential future compensation expense to certain key employees based on achievement of performance milestones. The acquisition of Blue Dot helps to enhance and improve the Company’s already existing product offerings. The fair value of the consideration paid for MilesAhead was allocated to the assets purchased and liabilities assumed, based on their fair values as of the acquisition date, with any excess recorded as goodwill.

As part of the agreement, the Company is required to pay to the acquired entity future compensation if certain future performance measures are achieved. Any such payments will be recorded as compensation expense in the period earned. The future payments of $6.0 million is based on integration milestones being achieved and $8.0 million is based on run rate annual recurring revenue or subscriber counts for a maximum aggregate future payment of $14.0 million that can be paid out according to achievements completed prior to December 2022. Any future payments are contingent upon and subject to the continuous employment of key executives of Blue Dot which results in post-combination expense. The Company has accrued $2.3 million in post-combination expense related to the integration milestones for the year ended September 30, 2020, which is included within Selling, general and administrative expenses on the Company’s Consolidated Statement of Operations.

The purchase was recorded using the purchase method of accounting. The process for estimating the fair values of identified intangible assets and assumed liabilities requires the use of judgment to determine the

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appropriate assumptions. The Company’s purchase price allocation for MilesAhead has been finalized. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. The amounts related to the acquisition are allocated to the assets acquired and liabilities assumed and are included in the Company’s Consolidated Statement of Financial Position as of September 30, 2020. The Company incurred no acquisition related costs for the year ended September 30, 2020.

The table below presents the fair value of assets acquired and liabilities assumed on the acquisition date in accordance with ASC 805 (in thousands):

Fair Value of Assets and Liabilities

Amortizable intangible assets:
Developed technology	$5,300
Goodwill	770
Non-current assets	12

Total assets	6,082
Total current liabilities	(70)

Total purchase price	$6,012

17.	FINANCING ARRANGEMENTS

Term Loan Credit Agreement (“New Term Loan Agreement”)

On March 23, 2018, Omnitracs, LLC, as a borrower entered into a New Term Loan Agreement and revolving loan commitment with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Simultaneously, as part of the March 23, 2018 transaction, all of the Company’s second amended Old First and Second Lien Term Agreements were terminated, and all debt was paid in full. The Company paid off the total balance remaining on the second amended Old First Lien and Second Lien Term Loans of $733.2 million plus all the interest and fees due and remaining as of the March 23, 2018 settlement date. The total payout of the retired second amended Old First and Second Lien Term Loans was $744.4 million as of March 23, 2018.

Under the New Term Loan Agreement, term loans in the amount of $745 million were issued. Additionally, revolving loans in an aggregate amount not to exceed $50 million was made available. As of September 30, 2020, the Company has not drawn down on any of the balance made available under the revolving loans. The Company incurred $1.9 million of debt discounts and $15.3 million of deferred financing costs associated with this arrangement. The remaining unamortized charges are shown as a reduction of the debt balance in accordance with ASU 2015-03.

Repayments of the New Term Loan Agreement are due on the last business day of each fiscal quarter commencing with the last business day of September 2018 in an amount equal to one percent (1%) per annum of the original principal amount of such term loans made on the closing date. In the year ended September 30, 2020, the Company made principal payments of $7.5 million. To the extent not previously paid, all term loans made on the closing date shall be due and payable on the term loan maturity date, which is seven years after the closing date. The revolving loan’s maturity date is five years after the original closing date of the New Term Loan Agreement.

The new term loans are comprised of Eurodollar borrowings which shall bear interest at a rate per annum equal to the adjusted LIBOR rate for the interest period in effect for such borrowing plus the Applicable Margin in effect. Applicable Margin shall mean a percentage per annum equal to with respect to term loans that are Eurodollar Loans of 2.75% if the first lien leverage ratio is >4.75 to 1.00, 2.50% if the first lien leverage ratio is ≤4.75 to 1.00 and >4.25 to 1.00, or 2.25% if the first lien leverage ratio is ≤4.25 to 1.00. Interest shall be calculated with respect to any Eurodollar loan on the last day of the interest period commencing on the date of

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such borrowing and ending on the numerically corresponding day in the calendar month that is three months thereafter and if the interest period ends on a day other than a business day, such interest period shall be extended to the next succeeding business day. The current interest rate for the term loans is calculated based on the 3 month LIBOR rate plus the Applicable Margin of 2.75%. As of September 30, 2020, the Company’s interest rate was 3.05%.

The term loans require the Company to maintain a first lien leverage ratio as of the last day of and for any test period, which is four consecutive fiscal quarters for which financial statements have been required to be delivered, no greater than 8.00 to 1.00 prior to March 31, 2020 and no greater than 7.50 to 1.00 commencing after March 31, 2020. This provision is only in effect when the aggregate principal amount of outstanding revolving loans, reimbursement obligations and undrawn amounts of letters of credit outstanding (excluding letters of credit in an aggregate stated amount of not in excess of $6,750,000) are in excess of 40% of the revolving commitments as of the last day of the quarter commencing with the first full fiscal quarter commencing after the closing date. As the Company had not drawn down on the revolving loans made available as of each quarter end during the year ended September 30, 2020, this provision was not in effect.

The agreements also call for additional principal payments if certain excess cash flow requirements are met as defined in the agreement. The Company may be required to make mandatory prepayments toward its debt due to certain net cash proceeds or excess cash flows occurring as a result of operations pursuant to the New Term Loan Agreement on the 10th day following the delivery of financial statements beginning with the first full fiscal year ending after the closing date; therefore, the Company performed a calculation as of September 30, 2019.

Based on the calculation performed by the Company as of September 30, 2019, the Company was required to make an excess cash flow payment toward its debt. This payment was made in the quarter ended March 31, 2020 for a total payment of $5.3 million, but the Company received $0.7 million payment back from the lien holders as it is each individual lien holders right to reject the excess cash flow payment. Therefore, the Company made a net excess cash flow payment of $4.6 million in the year ended September 30, 2020 related to the calculation performed as of September 30, 2019. The Company does not expect to have any additional material payment obligations under this provision for the year ended September 30, 2020.

Total Debt – At September 30, 2020 there were $11.0 million in unamortized debt discounts. Future debt maturities are as follows as of September 30, 2020 (in thousands):

Total Debt

2021	$7,450
2022	7,450
2023	7,450
2024	7,450
2025	693,865
Thereafter	—

Total	$723,665

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18.	UNEARNED REVENUE AND DISAGGREGATION OF REVENUE

The Company did not have any individual customers that generated greater than 10% of total consolidated revenues for the year ended September 30, 2020. Revenues from foreign subsidiaries is primarily generated in Canada and total foreign revenues comprise for the year ended September 30, 2020, approximately 14% of the Company’s consolidated revenues. Revenue classified by the major geographic areas in which each customer is domiciled were as follows (in thousands):

Year Ended September 30, 2020
United States	$377,670
Canada	29,577
Mexico	27,966
Other Non U.S.	1,664

Total	$436,877

Changes in the Company’s unearned revenue during the year ended September 30, 2020, was as follows (in thousands):

Year Ended September 30, 2020
Beginning balance of the period	$181,227
Deferral of revenue	140,100
Recognition of unearned revenue	(159,049)

Ending balance of the period	$162,278

The tables below show disaggregation of revenue into categories that reflect how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Timing of revenue recognition by revenue category during the period were as follows (in thousands):

	Year Ended September 30, 2020
	Transferred Over Time	Transferred Point in Time	Total
Revenues
Fleet Management Services	$389,145	$—	$389,145
Other*	25,372	22,360	47,732

Total	$414,517	$22,360	$436,877

*	Other revenue category consists of maintenance fees, non-essential hardware sales, license fees and professional services which are all individually below 10% of total consolidated revenue.

19.	DEFERRED CONTRACT ASSET COSTS

The Company determined that the costs associated with hardware sold to customers in the fleet management services arrangement is a cost of fulfilling a contract. The Company identified that the cost of sales recognition over the five year average life of the hardware is a consistent measure of ratable recognition. Deferred costs were $121.3 million as of September 30, 2020. Amortization expense was $59.7 million for the year ended September 30, 2020. Sales commissions earned by the Company’s sales employees are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions were $4.5 million as of September 30, 2020. Amortization expense $3.2 million for the year ended September 30, 2020.

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There were no indicators of impairment related to the costs capitalized for the years presented. Deferred costs and deferred commissions have been included in Contract assets, current and Contract assets, noncurrent in the Consolidated Statement of Financial Position. Amortization expense related to deferred costs and deferred commissions is included in Cost of sales operating expense in the Consolidated Statement of Operations.

20.	LEASES

The components of operating lease expense were as follows (in thousands):

Year Ended September 30, 2020
Operating lease cost	$9,685
Variable lease cost	1,669
Short-term lease cost	43

Net lease cost	$11,397

The Company had no finance leases for the year ended September 30, 2020. The Company had operating lease costs for related party lease agreements of approximately $0.0 million for the year ended September 30, 2020. Amortization of Right-of-use assets (“ROU”) assets is approximately $8.9 million for the year ended September 30, 2020.

ROU lease assets and lease liabilities for operating leases were recorded in the Consolidated Statement of Financial Position as follows (in thousands):

September 30, 2020
Lease ROU Assets:
Operating lease right-of-use assets-net	$33,688
Lease Liabilities:
Operating lease liabilities, current	5,288
Operating lease liabilities, noncurrent	34,356

Total lease liabilities	$39,644

Supplemental information related to operating leases were as follows (in thousands):

Other Information	Year Ended September 30, 2020
Supplemental Cash Information:
Cash paid amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$10,151
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	19,517
Derecognition of operating lease assets due to terminations or impairment:	1,234
Lease Term and Discount Rate:
Weighted average remaining lease term (years)	7.1
Weighted average discount rate	2.2%

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As of September 30, 2020, maturities of operating lease liabilities were as follows (in thousands):

Lease Payments

2021	$6,868
2022	6,676
2023	5,801
2024	5,082
2025	5,032
Thereafter	13,256

Total lease payments**	42,715
Less: Interest	(3,071)

Present value of operating lease liabilities	$39,644

**	As of September 30, 2020, the total lease payments exclude approximately $0.7 million of legally binding minimum lease payments for leases signed, but not yet commenced.

21.	MEMBERS’ EQUITY

Shares of members’ equity outstanding were as follows:

Year Ended September 30, 2020
Beginning balance of the period	101,978
Issued	3,364
Repurchased/Cancelled	(967)

Ending balance of the period	104,375

22.	RESTRUCTURING ACTIVITIES

In the year ended September 30, 2018, the Company adopted a restructuring plan designed to realign the organization with a go forward growth strategy and drive operational efficiency (the Strategic Realignment Plan). The Company estimated that it will incur aggregate pre-tax charges pursuant to the Strategic Realignment Plan of approximately $4.8 million throughout 2018 and 2019, consisting of approximately $3.2 million related to employee-related costs and $1.6 million of other miscellaneous costs. For the year ended September 30, 2020, the Company determined there was a portion of the employee-related costs included within the $3.2 million estimated costs that would be extended and incurred throughout 2021. The Company incurred Strategic Realignment charges, which is included in Selling, general and administrative operating expense in the Consolidated Statement of Operations, $0.2 million for the year ended September 30, 2020, and these charges are included in the total estimated $4.8 million Strategic Realignment Plan charges disclosed above.

The following table summarizes the Strategic Realignment Plan activity incurred to date, including accrued balances as of September 30, 2020, which is included in Payroll and other benefit-related liabilities in the Consolidated Statement of Financial Position (in thousands):

	Components of Strategic Realignment Plan
	Employee-related	Other	Total
Liability as of September 30, 2019	$396	$—	$396
Gross charges	212	—	212
Cash payments	(515)	—	(515)

Liability as of September 30, 2020	$93	$—	$93

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In the year ended September 30, 2020, the Company adopted a workforce management plan designed to shift certain business functions to the Company’s Center of Excellence in Mexico City (the Mexico City COE Plan). The Mexico City COE will provide research and development support, engineering services, customer support and other back office services across the Company. The Company expects to drive material cost savings and efficiencies as part of the shift of resources to the Mexico City COE. The Company estimated that it will incur aggregate pre-tax charges pursuant to the Mexico City COE Plan of approximately $14.0 million through fiscal year 2022, consisting of approximately $10.2 million for employee-related transition costs, $1.4 million for employee-related other costs, $2.2 million for facilities-related costs, and $0.2 million of other miscellaneous costs. The Company incurred Center of Excellence charges, which is included in Selling, general and administrative operating expense in the Consolidated Statement of Operations, of $8.8 million for the year ended September 30, 2020 and these charges were included in the total estimated $14.0 million Center of Excellence Plan charged discussed above.

The following table summarizes the Center of Excellence Plan activity incurred to date, including accrued balances as of September 30, 2020, which is related to Payroll and other benefit-related liabilities and Accrued liabilities in the Consolidated Statement of Financial Position (in thousands):

	Components of Center of Excellence Plan
	Employee- related	Employee-related other	Facility- related	Other	Total
Liability as of September 30, 2019	$—	$—	$—	$—	$—
Gross charges	6,720	678	1,275	165	8,838
Cash payments	(6,718)	(603)	(1,275)	(147)	(8,743)

Liability as of September 30, 2020	$2	$75	$—	$18	$95

23.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense was approximately $30.6 million for the year ended September 30, 2020. The change in property, plant and equipment from noncash purchases was approximately $1.6 million for the year ended September 30, 2020. Cash paid for tax expense was approximately $4.8 million for the year ended September 30, 2020. Other non-cash expenses, net included ROU Asset amortization of $8.9 million for the year ended September 30, 2020.

24.	SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through September 17, 2021, which represents the issuance date of these financial statements, to ensure that these financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of September 30, 2020, and events which occurred subsequent to September 30, 2020, but were not recognized in the consolidated financial statements.

SmartDrive Acquisition—On October 1, 2020, pursuant to the Agreement and Plan of Merger dated as of September 7, 2020, Ruxton Superior Holdings Corporation, a subsidiary of the Company, acquired SmartDrive Systems, Inc. (“SmartDrive”), a leading provider of video-based safety solutions to the transportation and logistics industry, in exchange for the aggregate purchase price consideration of $450.0 million composed of cash, rollover equity of $45.0 million, and additional debt financing. The rollover equity holders received 2.9% of the voting interest of the Company. The acquisition of SmartDrive helps to enhance and improve the Company’s already existing product offering related to video safety. The fair value of the consideration paid for SmartDrive will be allocated to the assets purchased and liabilities assumed, based on their estimated fair values as of the acquisition date, with any excess recorded as goodwill.

The purchase will be recorded using the purchase method of accounting. The process for estimating the fair values of identified intangible assets and assumed liabilities will require the use of judgment to determine the

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appropriate assumptions. The Company’s purchase price allocation for SmartDrive is preliminary and subject to revision as additional information about the fair value of the assets and liabilities becomes available. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. The Company incurred $5.8 million of acquisition and integration related costs for the year ended September 30, 2020, which are included in Acquisition and integration costs in the Company’s Consolidated Statement of Operations. The Company incurred $3.3 million of acquisition and integration related costs subsequent to September 30, 2020.

The table below presents the estimated fair value of assets acquired and liabilities assumed on the acquisition date in accordance with ASC 805 (in thousands):

Fair Value of Assets and Liabilities

CURRENT ASSETS:
Accounts receivable-net	$10,775
Inventories	13,831
Other current assets	5,170

Total current assets	29,776
NONCURRENT ASSETS:
Property, plant and equipment-net	7,905
Amortizable intangible assets:
Customer relationships	84,200
Developed technology	39,000
In-process R&D	1,100
Trademarks	1,600
Goodwill	305,609
Deferred tax assets	136
Other assets	3,951

TOTAL ASSETS	473,277

CURRENT LIABILITIES:
Trade accounts payable	(3,042)
Payroll and other benefit-related liabilities	(4,404)
Accrued liabilities	(2,576)
Unearned revenues	(1,378)
Other liabilities	(698)

Total current liabilities	(12,098)
NONCURRENT LIABILITIES:
Deferred tax liabilities	(12,746)

Total liabilities	(24,844)

Total purchase price, net of cash acquired	$448,433

On October 1, 2020 as part of the acquisition of SmartDrive Systems, Inc., Omnitracs, LLC, as a borrower entered into a 2020 Incremental Term Loan Agreement with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Under the 2020 Incremental Term Loan Agreement, term loans in the amount of $175.0 million were issued and the Company incurred $6.0 million of deferred financing costs associated with his arrangement. Repayments of the 2020 Incremental Term Loan Agreement are due on the last business day of each fiscal quarter commencing with the last business day of March 2021 in an amount equal to one percent (1%) per annum of the original principal amount of such term loans made on the closing date. To the extent not previously paid, all term loans made on the closing date shall be due and payable on the term loan maturity date, which is March 31, 2025. The new term loans are comprised of Eurodollar borrowings which shall bear interest

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at a rate per annum equal to the adjusted LIBOR for the interest period in effect for such borrowing plus the Applicable Margin in effect of 4.25%.

On October 1, 2020 as part of the acquisition of SmartDrive Systems, Inc., Omnitracs, LLC, as a borrower entered into a Second Lien Term Loan Agreement with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Under the Second Lien Term Loan Agreement, term loans in the amount of $180.0 million were issued and the Company incurred $8.8 million of deferred financing costs associated with his arrangement. To the extent not previously paid, the Second Lien Term Loan Agreement made on the closing date shall be due and payable in full on the term loans maturity date, which is eight years after the closing date. The new term loans are comprised of Eurodollar borrowings which shall bear interest at a rate per annum equal to the adjusted LIBOR for the interest period in effect for such borrowing plus the Applicable Margin in effect of 8.00%.

Equity—Based Issuances—In May 2021, Omnitracs Topco issued 1,667 Incentive Service Units to participants that will vest thirty-seven and one-half percent (37.5%) of the Incentive Service Units on the eighteenth (18) month following the effective date and an additional six and one-quarter percent (6.25%) of the Incentive Service Units will have vested each full three calendar month period after the first vesting date if the employee remains continuously employed. The participants receiving the grant will receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in prior years have received $1,007 million of equity distributions. As part of the acquisition disclosed below, the legacy LTIP plan was modified and the LTIP participants were issued a total of 433.9 new participating units in the Company that vest based on continued employment service with the Company and a consummated future liquidity event.

Acquisition of Omnitracs Topco, LLC—On June 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) Solera Global Holding Corp., a Delaware corporation (“Solera”), (ii) Ousland Holdings, Inc., a Delaware corporation (“DealerSocket”), and (iii) Omnitracs Topco, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Solera Global Holding Corp. will be the surviving entity of the merger with equity contributions made by Solera, DealerSocket, and Omnitracs Topco to a wholly-owned subsidiary, Polaris NewCo, LLC, a Delaware limited liability company (the “Polaris Newco”).

On the closing date, Polaris Newco consummated a debt financing transaction that immediately after the closing caused the repayment of indebtedness outstanding of Solera, DealerSocket, and Omnitracs. The Company repaid a combined $895.6 million of outstanding principal, interest, and fees related to the New Term Loan Agreement and 2020 Incremental Term Loan Agreement and $180.3 million of outstanding principal, interest, and fees related to the Second Lien Term Loan Agreement. As part of this acquisition, the $350 million interest rate swap contract outstanding was subsequently transferred to a different counterparty and the fixed rate of 0.233% was modified to 0.261%. The Company has and will undergo certain integration and restructuring related activities post the closure of the transaction.

******

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2021

(In thousands)

(unaudited)

March 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,909
Restricted cash	1,103
Accounts receivable—net	71,885
Inventories	31,816
Contract assets, current	46,902
Other current assets	23,939

Total current assets	209,554

NONCURRENT ASSETS:
Property, plant and equipment—net	85,159
Operating lease right-of-use assets—net	42,324
Intangible assets—net	445,564
Goodwill	777,266
Deferred tax assets	536
Contract assets, noncurrent	86,888
Other assets	31,922

TOTAL ASSETS	$1,679,213

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$33,580
Payroll and other benefit-related liabilities	29,953
Accrued liabilities	13,583
Unearned revenues	67,192
Current portion of long-term debt	9,200
Operating lease liabilities, current	7,060
Other liabilities	6,334

Total current liabilities	166,902

NONCURRENT LIABILITIES:
Unearned revenues	104,791
Long-term debt	1,041,954
Deferred tax liabilities	27,817
Operating lease liabilities, noncurrent	40,682
Other liabilities	5,435

Total liabilities	1,387,581

COMMITMENTS AND CONTINGENCIES

EQUITY:
Members’ equity	495,757
Accumulated other comprehensive loss	(538)
Accumulated deficit	(201,739)

Total equity before noncontrolling interest	293,480
Noncontrolling interest	(1,848)

Total equity	291,632

TOTAL LIABILITIES AND EQUITY	$1,679,213

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED MARCH 31, 2021

(In thousands)

(unaudited)

Six Months Ended March 31, 2021
REVENUES:
Revenues	$250,148
EXPENSES:
Cost of sales (excluding depreciation and amortization presented separately below)	101,818
Research and development	31,298
Selling, general and administrative	86,243
Depreciation and amortization	41,316
Acquisition and integration costs	3,315
Interest expense—net	24,733
Other income	(1,076)

Loss Before Income Taxes	(37,499)
Income Tax Expense	(4,818)

Net Loss	(42,317)
Less: Net loss attributable to noncontrolling interest	(423)

Net loss attributable to Omnitracs Topco, LLC	$(41,894)

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2021

(In thousands)

(unaudited)

Six Months Ended March 31, 2021
Net loss	$(42,317)
Other comprehensive income
Foreign currency translation adjustment, net of tax impact $0.0 for the period ended March 31, 2021	290

Other comprehensive income	290

Total comprehensive loss	(42,027)
Less: Comprehensive loss attributable to noncontrolling interest	(423)

Comprehensive loss attributable to Omnitracs Topco, LLC	$(41,604)

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2021

(In thousands)

(unaudited)

	Members’ Equity	Accumulated other comprehensive loss	Accumulated Deficit	Total Equity before Noncontrolling Interest	Noncontrolling Interest	Total Equity
BALANCE—October 1, 2020	$446,676	$(828)	$(159,845)	$286,003	$(1,425)	$284,578
Net loss	—	—	(41,894)	(41,894)	(423)	(42,317)
Other comprehensive income	—	290	—	290	—	290
Equity issuance related to acquisition	45,000	—	—	45,000	—	45,000
Management incentive units equity compensation	4,081	—	—	4,081	—	4,081

BALANCE—March 31, 2021	$495,757	$(538)	$(201,739)	$293,480	$(1,848)	$291,632

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2021

(In thousands)

(unaudited)

Six Months Ended March 31, 2021
OPERATING ACTIVITIES:
Net loss	$(42,317)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	41,316
Management incentive unit expense	4,081
Deferred income taxes	279
Loss on debt swap	213
Non-cash foreign currency losses	(2,147)
Non-cash interest expense	2,741
Loss on disposal of property, plant and equipment	1,172
Gain on lease termination	(273)
Other non-cash expenses, net	4,892
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(4,890)
Inventories	8,482
Contract assets	(7,110)
Other assets	(4,997)
Trade accounts payable	9,667
Payroll and other benefit-related liabilities	(5,051)
Accrued and other liabilities	(2,033)
Unearned revenues	7,427
Operating lease liabilities	(4,511)
Other liabilities	2,365

Net cash provided by operating activities	9,306

INVESTING ACTIVITIES:
Capital expenditures	(21,231)
Purchase of equipment for service contracts	(3,051)
Acquisitions, net of cash acquired	(403,433)

Net cash used in investing activities	(427,715)

FINANCING ACTIVITIES:
Debt issuance	355,000
Debt issuance costs	(14,834)
Debt repayment	(4,162)

Net cash provided by financing activities	336,004

Effect of exchange rate changes on cash and cash equivalents	153
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(82,252)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	117,264

CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$35,012

The accompanying notes are an integral part of these consolidated financial statements.

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OMNITRACS TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2021

1.	THE COMPANY AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The Company—Omnitracs Topco, LLC (also referred to herein as “Omnitracs” or the “Company”) is a Delaware limited liability company which is owned by Vista Equity Partners (“VEP”), a private equity company, management, and rollover equity holders related to the acquisition in Footnote 8 and has no significant assets or operations other than 99% ownership of Omnitracs Holdings, LLC (“Omnitracs Holdings”), a Delaware limited liability company. VEP and select rollover equity holders also own a 1% noncontrolling interest in Omnitracs Holdings. Omnitracs Holdings has no significant assets or operations other than as a sole member of Omnitracs Midco, LLC (“Omnitracs Midco”). Omnitracs Midco is a Delaware limited liability company that is the sole member of Omnitracs, LLC and has no significant assets or operations other than the ownership of Omnitracs, LLC.

Omnitracs is a global provider of innovative fleet management, routing and video-safety solutions to the transportation and logistics industry. The Company provides these services primarily through a software as a service model and also provides related software, hardware and technical and professional services. The Company offers products and services that enable transportation and logistics companies to manage their assets, including solutions for compliance, safety and security, productivity, video safety, telematics and tracking, transportation management systems, planning and delivery, routing and dispatch, and data and analytics. The Company provides these services in the United States and through wholly-owned subsidiaries in Mexico and Canada. Roadnet Holdings, Inc. (“Roadnet”), a subsidiary of the Company, has certain operations in China, and XRS Corporation (“XRS”), a subsidiary of the Company, has certain operations in Canada. SmartDrive Systems, Inc. (“SmartDrive”), a subsidiary of the Company, has certain operations in the United Kingdom, India, China, and Hong Kong. The consolidated financial statements refer to the consolidated operations of Omnitracs Topco, LLC and its subsidiaries.

All acquisitions were accounted for by the Company under the purchase method in accordance with the applicable authoritative accounting guidance. Accordingly, the purchase price of the SmartDrive Acquisition as disclosed in Footnote 8 has been allocated to the acquired assets and liabilities of Omnitracs based on their estimated fair values at the acquisition date.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the Company’s consolidated financial statements and the accompanying notes. The Company bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates, including the uncertainty surrounding rapidly changing market and economic conditions due to the outbreak of the novel Coronavirus Disease 2019 (“COVID-19”). Additionally, the consolidated financial statements may not be indicative of the Company’s future performance. Intercompany balances and transactions have been eliminated.

Fiscal Year

The Company operates and reports using a fiscal year ending on September 30.

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2.	SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes to the Company’s significant accounting policies during the six months ended March 31, 2021, from those disclosed in the Company’s most recent annual report for the year ended September 30, 2020, except for the adoption of the standards discussed below.

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. The ASU also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for private companies for annual periods beginning after December 15, 2022, including interim periods within those fiscal years and is effective for the Company’s annual reporting for fiscal year 2024. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.

The FASB has issued several more pronouncements related to the new current expected credit loss model standard ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments):

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief. This amendment provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon adoption of Topic 326. The targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. For entities that have not yet adopted ASU 2016-13, the effective date and transition methodology for this ASU are the same as ASU 2016-13.

In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This amendment provides entities to include expected recoveries of the amortized cost basis previously written off or expected to be written off in the valuation account for purchased financial assets with credit deterioration. In addition, this amendment improves on various aspects of the guidance for ASU 2016-13 related to transition relief for troubled debt restructurings, disclosures related to accrued interest receivables, and clarifies financial assets secured by collateral maintenance provisions. For entities that have not yet adopted ASU 2016-13, the effective date and transition methodology for this ASU are the same as ASU 2016-13.

During fiscal year 2021, the Company early adopted these standards and determined that due to the nature of the Company’s receivables recorded in the consolidated financial statements, the standards did not require a change in the methodology to determine the allowance under CECL.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and other (Topic 350): Testing Goodwill for Impairment. Topic 350 currently requires an entity that has not elected the private company alternative for goodwill to perform a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, an entity compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the entity performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. ASU

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2017-04 addresses concerns over the cost and complexity of the two-step goodwill impairment test, by removing the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. As amended by ASU 2019-10, this ASU is effective for goodwill impairment tests in fiscal years beginning after December 15, 2022. The amendment is effective for the Company’s annual reporting for fiscal year 2024. During fiscal year 2021, the Company early adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, to modify the disclosure requirements on fair value measurements related to Topic 820. The standard removed disclosures related to the amount of and reasons for transfers between Level 1 and 2, disclosures of the policy for timing of transfers between levels, the disclosures of valuation processes for Level 3 fair value measurements, and disclosures to changes in unrealized gains and losses for the period including in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. In lieu of a rollforward for Level 3 fair value measurements, disclosure of transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities. The standard is effective for fiscal years and interim periods beginning after December 15, 2019, and is effective for the Company starting in fiscal year 2021. During fiscal year 2021, the Company adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU also requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, which includes reasonably certain renewals. The standard is effective for fiscal years beginning after December 15, 2020, and is effective for the Company starting in fiscal year 2022. During fiscal year 2021, the Company early adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. The new guidance makes narrow-scope improvements to various aspects of the financial instruments guidance including updates to describe the account for fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments in reference to line-of-credit or revolving-debt arrangements. Additionally the guidance clarifies the applicability of disclosures for the fair value option to private companies, adds cross-references in U.S. GAAP to clarify certain guidance, clarifies the applicability of the portfolio exception in ASC 820 to nonfinancial items, makes clear the determination of the contractual life of a net investment in leases in estimating expected credit losses under ASC 326, and explains the interaction between the guidance in ASC 860-20 and in ASC 326 for re-recognized financial assets. The new standard is effective for fiscal years beginning after December 15, 2019, and is effective for the Company starting in fiscal year 2021. During fiscal year 2021, the Company adopted this standard and determined it did not have an impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by removing several exceptions

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in the current standard and adding guidance to reduce the complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new standard is effective for fiscal years beginning after December 15, 2021, and is effective for the Company starting in fiscal year 2023. The Company is in the process of determining the effects the adoption will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The new guidance provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The London Interbank Overnight Rate (LIBOR) and other interbank offered rates are widely used benchmark or reference rate in the Unites States and globally. Loans, derivatives, and other financial contracts reference LIBOR, the benchmark interest rate banks use to make short-term loans to each other. With global capital markets expected to move away from LIBOR and other interbank offered rates toward rates that are more observable or transaction based and less susceptible to manipulation, the FASB launched a broad project in late 2018 to address potential accounting challenges expected to arise from the transition. The guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relations, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. The new standard is effective upon issuance, March 12, 2020, through December 31, 2022. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. The ASU is effective for the Company starting in fiscal year 2020, but as the Company did not have any modifications to contracts that replaced LIBOR due to reference rate reform during the six months ended March 31, 2021. The Company is still in the process of determining the effects the adoption will have on its consolidated financial statements.

3.	INTANGIBLE ASSETS (EXCLUDING GOODWILL)

The components of intangible assets—net was, as follows (in thousands):

	March 31, 2021
	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Technology-based	$217,492	$(148,421)
Customer relationships	508,986	(164,451)
Broadcast license	5,300	(3,887)
Trade name	4,300	(2,775)
Non-competition agreement	100	(44)
Intangible assets not subject to amortization:
Trade name	28,964	—

	$765,142	$(319,578)

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Amortization expense related to these intangible assets for the six months ended March 31, 2021 was $29.4 million. For the six months ended March 31, 2021, the Company recorded no impairment charges related to intangible assets not subject to amortization. The estimated remaining amortization expense at March 31, 2021 was as follows (in thousands):

Intangible Amortization

2021 (Remaining)	$29,417
2022	45,005
2023	40,932
2024	38,407
2025	37,674
Thereafter	225,165

Total	$416,600

4.	GOODWILL

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not subject to amortization and the Company’s annual assessment of impairment is performed as of January 1st. The Company evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. The Company further determined there were no impairments of goodwill indicated due to management’s review during the six months ended March 31, 2021.

Changes in the Company’s goodwill during the six months ended March 31, 2021, were as follows (in thousands):

Balance as of October 1, 2020	$487,186
Goodwill acquired during the period	305,609
Adjustment to SmartDrive purchase price allocation	(15,789)
Foreign currency translation adjustments	260

Balance as of March 31, 2021	$777,266

5.	INCOME TAXES

The Company’s income tax provision for the six months ended March 31, 2021, reflects the Company’s estimates of the effective tax rates expected to be applicable for the respective full years, adjusted for any discrete events, which are recorded in the period that the events occur. The amount recorded for the six months ended March 31, 2021, includes an expense of $1.3 million related to non-deductible expenses associated with the Company’s acquisition of SmartDrive as discussed in Footnote 8.

6.	RELATED PARTY TRANSACTIONS

The Company paid charges to VEP and VEP’s portfolio companies as follows (in thousands):

Six Months Ended March 31, 2021
Consulting and management fees	$129
Subscription fees	4

Total charges to VEP and VEP portfolio companies	$133

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Total amounts payable to VEP and VEP portfolio companies was $0.3 million as of March 31, 2021. Total sales to Autotrac were $1.7 million for the six months ended March 31, 2021. Outstanding accounts receivables from Autotrac were $0.5 million as of March 31, 2021.

7.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy.

The fair value hierarchy levels are as follows:

•	Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Financial Instruments—The Company uses interest rate swaps with floor agreements, which are derivative financial instruments that mitigate the risk associated with higher variable rate interest on debt through the swap maturity date. The Company does not designate these instruments as hedges and presents them at fair value in the Consolidated Statement of Financial Position and recognizes changes in fair value in the Consolidated Statement of Operations. All of the interest rate swaps expire in December 2022. The combined notional amount of the two swaps is $500 million split between contracts for $350 million and $150 million and is primarily related to the 2020 Incremental New Term Loan Agreement and Second Lien Term Loan Agreement.

Under the terms of the Swaps, the Company pays the counterparties a fixed rate of 0.233% on the $350 million contract and 0.236% on the $150 million contract. In return, the counterparties pay the Company variable interest at LIBOR with a floor of 0%. Interest rate swaps with the floor have a fair value liability of $0.2 million for the six months ended March 31, 2020 and are recorded in Other noncurrent liabilities in the Company’s Consolidated Statement of Financial Position. Gains and losses associated with interest rate swaps are recorded in Other expense (income) in the Company’s Consolidated Statement of Operations for the six months ended March 31, 2021. The interest rate swaps are classified as a Level 2 financial instrument with pricing information generated from observable market data. As of March 31, 2021, the fair value of the interest rate swaps was $0.2 million.

Recurring Fair Value Measurements—The Company has recurring fair value measurements for its interest rate swaps. The fair value changes in the interest rate swaps are recorded in Other expense (income) in

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the Consolidated Statement of Operations. The swap liability is valued using observable inputs other than quoted prices and as a result fair value measurement are classified as Level 2.

Nonrecurring Fair Value Measurements—The Company measures certain assets at fair value on a nonrecurring basis. These assets include modified cost method investments subject to indicators of other-than-temporary impairment, assets acquired and liabilities assumed in an acquisition, equity issued as part of an acquisition and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired. The Company did not have any other significant assets or liabilities that were measured at fair value on a non-recurring basis in periods subsequent to initial recognition during the six months ended March 31, 2021.

The Company’s cash and cash equivalents and restricted cash and debt are not measured at fair value and would be classified as Level 1 and Level 3, respectively, on the fair value hierarchy.

8.	ACQUISITIONS

SmartDrive Acquisition—On October 1, 2020, pursuant to the Agreement and Plan of Merger dated as of September 7, 2020, Ruxton Superior Holdings Corporation, a subsidiary of the Company, acquired SmartDrive Systems, Inc. (“SmartDrive”), a leading provider of video-based safety solutions to the transportation and logistics industry, in exchange for the aggregate purchase price consideration of $450.0 million composed of cash, rollover equity of $45.0 million, and additional debt financing. The rollover equity holders received 2.9% of the voting interest of the Company. The acquisition of SmartDrive helps to enhance and improve the Company’s already existing product offering related to video safety. The fair value of the cash consideration paid for SmartDrive is allocated to the assets purchased and liabilities assumed, based on their estimated fair values as of the acquisition date, with any excess recorded as goodwill.

The purchase is recorded using the purchase method of accounting. The process for estimating the fair values of identified intangible assets and assumed liabilities requires the use of judgment to determine the appropriate assumptions. The Company’s purchase price allocation for SmartDrive is preliminary and subject to revision as additional information about the fair value of the assets and liabilities becomes available. ASC 805 defines the measurement period by which purchase price adjustments should be finalized as not to exceed one year from the acquisition date. The amounts related to the acquisition are allocated to the assets acquired and liabilities assumed and are included in the Company’s Consolidated Statement of Financial Position as of March 31, 2021. The Company incurred $3.3 million of acquisition and integration related costs for the six months ended March 31, 2021, which is included in Acquisition and integration costs in the Company’s Consolidated Statement of Operations.

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The table below presents the estimated fair value of assets acquired and liabilities assumed on the acquisition date in accordance with ASC 805 (in thousands):

Fair Value of Assets and Liabilities

CURRENT ASSETS:
Accounts receivable-net	$10,775
Inventories	13,831
Other current assets	5,170

Total current assets	29,776

NONCURRENT ASSETS:
Property, plant and equipment-net	7,905
Amortizable intangible assets:
Customer relationships	84,200
Developed technology	39,000
In-process R&D	1,100
Trademarks	1,600
Goodwill	305,609
Deferred tax assets	136
Other assets	3,951

TOTAL ASSETS	473,277

CURRENT LIABILITIES:
Trade accounts payable	(3,042)
Payroll and other benefit-related liabilities	(4,404)
Accrued liabilities	(2,576)
Unearned revenues	(1,378)
Other liabilities	(698)

Total current liabilities	(12,098)

NONCURRENT LIABILITIES:
Deferred tax liabilities	(12,746)

Total liabilities	(24,844)

Total purchase price, net of cash acquired	$448,433

9.	FINANCING ARRANGEMENTS

Term Loan Credit Agreement (“New Term Loan Agreement”)

On March 23, 2018, Omnitracs, LLC, as a borrower entered into a New Term Loan Agreement and revolving loan commitment with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Simultaneously, as part of the March 23, 2018, transaction all of the Company’s second amended Old First and Second Lien Term Agreements were terminated, and all debt was paid in full. The Company paid off the total balance remaining on the second amended Old First Lien and Second Lien Term Loans of $733.2 million plus all the interest and fees due and remaining as of the March 23, 2018, settlement date. The total payout of the retired second amended Old First and Second Lien Term Loans was $744.4 million as of March 23, 2018.

Under the New Term Loan Agreement, term loans in the amount of $745 million were issued. Additionally, revolving loans in an aggregate amount not to exceed $50 million was made available. As of March 31, 2021, the Company has not drawn down on any of the balance made available under the revolving loans. The Company incurred $1.9 million of debt discounts and $15.3 million of deferred financing costs associated with this arrangement. The remaining unamortized charges are shown as a reduction of the debt balance in accordance with ASU 2015-03.

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Repayments of the New Term Loan Agreement are due on the last business day of each fiscal quarter commencing with the last business day of September 2018 in an amount equal to one percent (1%) per annum of the original principal amount of such term loans made on the closing date. In the six months ended March 31, 2021 the Company made principal payment of $3.8 million. To the extent not previously paid, all term loans made on the closing date shall be due and payable on the term loan maturity date, which is seven years after the closing date. The revolving loan’s maturity date is five years after the original closing date of the New Term Loan Agreement. As of March 31, 2021, the Company’s interest rate was 2.86%.

Term Loan Credit Agreement (“2020 Incremental New Term Loan Agreement”)

On October 1, 2020, as part of the acquisition of SmartDrive, Omnitracs, LLC, as a borrower entered into a 2020 Incremental New Term Loan Agreement with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Terms related to the Company’s requirement to maintain a first lien leverage ratio, additional principal payments if certain excess cash flow requirements are met, and applicable margin on outstanding letters of credit are the same for the 2020 Incremental New Term Loan Agreement as the New Term Loan Agreement. Under the 2020 Incremental New Term Loan Agreement, term loans in the amount of $175.0 million were issued and the Company incurred $6.1 million of deferred financing costs associated with his arrangement. The remaining unamortized charges are shown as a reduction of the debt balance in accordance with ASU 2015-03.

Repayments of the 2020 Incremental New Term Loan Agreement are due on the last business day of each fiscal quarter commencing with the last business day of March 2021 in an amount equal to one percent (1%) per annum of the original principal amount of such term loans made on the closing date. In the six months ended March 31, 2021, the Company made $0.4 million in principal payments. To the extent not previously paid, all 2020 Incremental New Term Loans made on the closing date shall be due and payable on the term loan maturity date, which is March 31, 2025.

The 2020 Incremental New Term Loans are comprised of Eurodollar borrowings which shall bear interest at a rate per annum equal to the adjusted LIBOR for the interest period in effect for such borrowing plus the Applicable Margin in effect of 4.25%. Interest shall be calculated with respect to any Eurodollar loan on the last day of the interest period commencing on the date of such borrowing and ending on the numerically corresponding day in the calendar month that is three months thereafter and if the interest period ends on a day other than a business day, such interest period shall be extended to the next succeeding business day. The current interest rate for the 2020 Incremental New Term Loans is calculated based on the 1-month LIBOR rate plus the Applicable Margin of 4.25%. As of March 31, 2021, the Company’s interest rate was 4.36%.

Term Loan Credit Agreement (“Second Lien Term Loan Agreement”)

On October 1, 2020, as part of the acquisition of SmartDrive, Omnitracs, LLC, as a borrower entered into a Second Lien Term Loan Agreement with multiple lenders. The subsidiary guarantor of the debt is Omnitracs Holding, LLC. Under the Second Lien Term Loan Agreement, term loans in the amount of $180.0 million were issued and the Company incurred $8.8 million of deferred financing costs associated with his arrangement. The remaining unamortized charges are shown as a reduction of the debt balance in accordance with ASU 2015-03.

To the extent not previously paid, the Second Lien Term Loan Agreement made on the closing date shall be due and payable in full on the term loans maturity date, which is eight years after the closing date. In the six months ended March 31, 2021, the Company was not required to make a principal payment. The term loans require the Company to maintain a senior secured leverage ratio as of the last day of and for any test period, which is four consecutive fiscal quarters for which financial statements have been required to be delivered, no greater than 8.00 to 1.00.

The Second Lien Term Loans are comprised of Eurodollar borrowings which shall bear interest at a rate per annum equal to the adjusted LIBOR for the interest period in effect for such borrowing plus the Applicable

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Margin in effect of 8.00%. Interest shall be calculated with respect to any Eurodollar loan on the last day of the interest period commencing on the date of such borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter. If the interest period ends on a day other than a business day, such interest period shall be extended to the next succeeding business day unless such next succeeding business day would fall in the next calendar month, in which cash such interest period shall end on the next preceding business day. The current interest rate for the term loans is calculated based on the 1-month LIBOR rate plus the Applicable Margin of 8.00%. As of March 31, 2021, the Company’s interest rate was 8.11%.

Total Debt—At March 31, 2021 there were $23.3 million in unamortized debt discounts. Future debt maturities are as follows as of March 31, 2021 (in thousands):

Total Debt

2021 (Remaining)	$4,600
2022	9,200
2023	9,200
2024	9,200
2025	862,303
Thereafter	180,000

Total	$1,074,503

10.	UNEARNED REVENUE AND DISAGGREGATION OF REVENUE

Changes in the Company’s unearned revenue during the six months ended March 31, 2021, were as follows (in thousands):

Beginning balance of the period	$162,278
Deferral of revenue	142,474
Unearned revenue acquired	1,378
Recognition of unearned revenue	(134,147)

Ending balance of the period	$171,983

The tables below show disaggregation of revenue into categories that reflect how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Timing of revenue recognition by revenue category during the period were as follows (in thousands):

	Six Months Ended March 31, 2021
	Transferred Over Time	Transferred Point in Time	Total
Revenues
Fleet Management Services	$221,646	$—	$221,646
Other*	14,213	14,289	28,502

Total	$235,859	$14,289	$250,148

*	Other revenue category consists of maintenance fees, non-essential hardware sales, license fees and professional services which are all individually below 10% of total consolidated revenue.

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PURSUANT TO 17 C.F.R. SECTION 200.83

11.	LEASES

The components of operating lease expense were as follows (in thousands):

Six Months Ended March 31, 2021
Operating lease cost	$6,042
Variable lease cost	75
Finance lease cost	46
Short-term lease cost	36

Net lease cost	$6,199

The Company had finance lease cost of $0.0 million for the six months ended March 31, 2021. Amortization of Right-of-use assets (“ROU”) assets were approximately $4.9 million for the six months ended March 31, 2021.

ROU lease assets and lease liabilities for operating leases were recorded in the Consolidated Statement of Financial Position as follows (in thousands):

March 31, 2021
Lease ROU Assets:
Operating lease right-of-use assets-net	$42,324
Lease Liabilities:
Operating lease liabilities, current	7,060
Operating lease liabilities, noncurrent	40,682

Total lease liabilities	$47,742

Supplemental information related to operating leases were as follows (in thousands):

Other Information	Six Months Ended March 31, 2021
Supplemental Cash Information:
Cash paid amounts included in the measurement of lease liabilities:
Operating cash outflows from finance leases *	$—
Operating cash outflows from operating leases	5,214
Financing cash outflows from finance leases	46
Non-cash ROU assets obtained in exchange for lease obligations:
Finance leases	46
Operating leases	14,528
Derecognition of operating lease assets due to terminations or impairment:	1,261
Lease Term and Discount Rate:
Weighted average remaining lease term (years)—finance leases	—
Weighted average remaining lease term (years)—operating leases	6.2
Weighted average discount rate—finance leases	—
Weighted average discount rate—operating leases	1.7%

*	Operating cash outflows from finance leases were less than a thousand dollars.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

As of March 31, 2021, maturities of operating lease liabilities were as follows (in thousands):

Lease Payments

2021 (Remaining)	$4,731
2022	9,053
2023	8,225
2024	8,105
2025	7,135
Thereafter	13,149

Total lease payments	50,398
Less: Interest	(2,656)

Present value of operating lease liabilities	$47,742

12.	MEMBERS’ EQUITY

Shares of members’ equity outstanding were as follows:

Six Months Ended March 31, 2021
Beginning balance of the period	104,375
Issued	5,491
Repurchased/Cancelled	(949)

Ending balance of the period	108,917

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense was approximately $22.1 million for the six months ended March 31, 2021. Cash paid for tax expense was approximately $3.3 million for the six months ended March 31, 2021. The Company issued $45.0 million in members’ units as a noncash financing activity during the six months ended March 31, 2021, related to the SmartDrive acquisition discussed in Footnote 8.

14.	SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through September 17, 2021, which represents the issuance date of these financial statements, to ensure that these financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of March 31, 2021, and events which occurred subsequent to March 31, 2021, but were not recognized in the consolidated financial statements.

Equity–Based Issuances—In May 2021, Omnitracs Topco issued 1,667 Incentive Service Units to participants that will vest thirty-seven and one-half percent (37.5%) of the Incentive Service Units on the eighteenth (18) month following the effective date and an additional six and one-quarter percent (6.25%) of the Incentive Service Units will have vested each full three calendar month period after the first vesting date if the employee remains continuously employed. The participants receiving the grant will receive equity distributions of Omnitracs Topco, LLC once the management members and the participants receiving grants in prior years have received $1,007 million of equity distributions. As part of the acquisition disclosed below, the legacy Long-Term Incentive Plan (“LTIP”) was modified and the LTIP participants were issued a total of 433.9 new participating units in the Company that vest based on continued employment service with the Company and a consummated future liquidity event.

Acquisition of Omnitracs Topco, LLC—On June 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) Solera Global Holding Corp., a Delaware corporation

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(“Solera”), (ii) Ousland Holdings, Inc., a Delaware corporation (“DealerSocket”), and (iii) Omnitracs Topco, LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Solera Global Holding Corp. will be the surviving entity of the merger with equity contributions made by Solera, DealerSocket, and Omnitracs Topco to a wholly-owned subsidiary, Polaris NewCo, LLC, a Delaware limited liability company (the “Polaris Newco”).

On the closing date, Polaris Newco consummated a debt financing transaction that immediately after the closing caused the repayment of indebtedness outstanding of Solera, DealerSocket, and Omnitracs. The Company repaid a combined $895.6 million of outstanding principal, interest, and fees related to the New Term Loan Agreement and 2020 Incremental Term Loan Agreement and $180.3 million of outstanding principal, interest, and fees related to the Second Lien Term Loan Agreement. As part of this acquisition, the $350 million interest rate swap contract outstanding was subsequently transferred to a different counterparty and the fixed rate of 0.233% was modified to 0.261%. The Company has and will undergo certain integration and restructuring related activities post the closure of the transaction.

* * * * * *

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

                    Shares

Solera Global Corp.

Class A Common Stock

Goldman Sachs & Co. LLC

Through and including                , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2019, we have made sales of the following unregistered securities:

On August 20, 2021, Solera Global Corp. issued 1,000 shares of its Class A common stock to Solera Global Holding Corp. for $0.10. The issuance of such shares of Class A common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

The offer and sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipient of the above securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. The recipient had adequate access to information about us. The sale of these securities was made without any general solicitation or advertising.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 16. Exhibits and Financial Statement Schedules

(i)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1^*	Agreement and Plan of Merger dated as of June 4, 2021 by and among Solera Global Holding Corp., Ousland Holdings, Inc., Omnitracs Topco, LLC and certain other parties thereto.

3.1*	Certificate of Incorporation of Solera Global Corp., as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of Solera Global Corp. to be in effect at or prior to the consummation of this offering

3.3*	Bylaws of Solera Global Corp., as currently in effect

3.4*	Form of Amended and Restated Bylaws of Solera Global Corp. to be in effect upon the closing of this offering

4.1*	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Form of Tax Receivable Agreement

10.2*	Form of Exchange Agreement

10.3*	Form of Amended and Restated Operating Agreement of Omnitracs Topco, LLC

10.4*	Form of Director and Officer Indemnification Agreement

10.5*	Services Agreement, effective as of June 17, 2019, by and between Vista Consulting Group, LLC and Solera Holdings, Inc.

10.6*	First Lien Credit Agreement, dated as of June 4, 2021 among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, Polaris Parent, LLC, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, Goldman Sachs Lending Partners, LLC and the Joint Lead Arrangers and Joint Bookrunners party thereto.

10.7*

First Amendment to Credit Agreement, dated as of November 5, 2021, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC and Goldman Sachs Lending Partners LLC, as administrative agent.

10.8*	Increase Joinder and Amendment No. 2, dated March 1, 2022, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, each of the other Credit Parties party thereto, each of the financial institutions party thereto as lenders, each other Consenting Lender party thereto and acknowledged by Goldman Sachs Lending Partners LLC.

10.9*	Second Lien Credit Agreement, dated as of June 4, 2021 among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, Polaris Parent, LLC, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and ALTER DOMUS (US) LLC.

10.10*	First Amendment to Credit Agreement, dated as of November 5, 2021, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC and Alter Domus (US) LLC, as administrative agent.

10.11*

Second Amendment to Credit Agreement, dated as of March 11, 2022, by and among Polaris Newco, LLC, Solera, LLC, Omnitracs, LLC, DealerSocket, LLC, each of the other credit parties party thereto, each of the consenting lenders party thereto and Alter Domus (US) LLC, as administrative agent.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

10.12*	Form of Director Nomination Agreement

10.13+*	Employee Letter Agreement dated March 7, 2017 among Ron Rogozinski and Solera Holdings, Inc.

10.14+*	Employee Letter Agreement dated May 25, 2012 among David Babin and Solera Holdings, Inc.

10.15+*	Employee Letter Agreement dated June 24, 2020 among John Suchecki and Solera Holdings, Inc.

10.16+*	Employee Letter Agreement dated June 14, 2021 among Jing Liao and Solera Holdings, Inc.

10.17+*	Employee Letter Agreement dated April 19, 2018 among Nihar Malik and Solera Holdings, Inc.

10.18+*	Secondment Agreement dated November 5, 2019, by and between Vista Equity Partners Management, LLC and Solera Holdings, Inc.

10.19+*	First Amendment to Secondment Agreement dated April 30, 2020, by and between Vista Equity Partners Management, LLC and Solera Holdings, Inc.

10.20+*	Second Amendment to Secondment Agreement dated May 26, 2022, by and between Vista Equity Partners Management, LLC and Solera Holdings Inc.

10.21+*	Solera Global Corp. 2022 Omnibus Incentive Plan

10.22+*	Form of Stock Option Award Agreement under Solera Global Corp. 2022 Omnibus Incentive Plan.

10.23+*	Form of Restricted Shares Award Agreement under Solera Global Corp. 2022 Omnibus Incentive Plan.

10.24+*	Form of Restricted Stock Unit Award Agreement under Solera Global Corp. 2022 Omnibus Incentive Plan.

10.25+*	Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan

10.26+*	Form of Stock Option Agreement under Solera Global Holding Corp. (f/k/a/ Summertime Holding Corp.) 2016 Stock Option Plan (2018 Form).

10.27+*	Form of Stock Option Agreement under Solera Global Holding Corp. (f/k/a Summertime Holding Corp.) 2016 Stock Option Plan (2020 Form).

21.1*	List of subsidiaries of Solera Global Corp.

23.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm, as to the consolidated financial statements of Solera Global Corp.

23.2*	Consent of Deloitte & Touche LLP, independent auditors, as to Omnitracs Topco, LLC

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.4*	Consent of Frost & Sullivan

24.1*	Powers of Attorney (included on signature page)

99.1*	Consent of David A. Breach

99.2*	Consent of Clifford K. Chiu

99.3*	Consent of Evelyn Dilsaver

99.4*	Consent of Nick Prickel

99.5*	Consent of Gwen Reinke

99.6*	Consent of Maneet Saroya

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

99.7*	Consent of Jonathan Yaron

107*	Calculation of Registration Fee

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or agreement.
^

Non-material schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

(ii)	Financial statement schedules

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)	Balance at Beginning of Period	Net Additions Charged (Credited) to Expense	Deductions (1)	Other (2)	Balance at End of Period
Fiscal Year Ended March 31, 2022:
Allowance for Doubtful Accounts	$19,413	$27,796	$(13,348)	$12,449	$46,310
Deferred Tax Valuation Allowance	310,514	79,208	—	515,132	904,854

Fiscal Year Ended March 31, 2021:
Allowance for Doubtful Accounts	$15,029	$20,318	$(16,743)	$809	$19,413
Deferred Tax Valuation Allowance	288,594	54,172	(32,252)	—	310,514

Fiscal Year Ended March 31, 2020:
Allowance for Doubtful Accounts	$13,320	$16,856	$(14,392)	$(755)	$15,029
Deferred Tax Valuation Allowance	213,586	76,769	—	(1,761)	288,594

(1)

Deductions for allowances for doubtful accounts primarily consists of accounts receivable written-off, net of recoveries. Deductions for deferred tax valuation allowances consist of foreign tax credit write-offs.

(2)

Represents balances acquired in connection with business combinations and changes in foreign currency. Other for deferred tax valuation allowance primarily related to the change in valuation allowance booked through purchase accounting as well as the valuation allowance related to the Company’s investment in Omnitracs Topco LLC.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

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CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake, State of Texas, on                 , 2022.

Solera Global Corp.

By:
Name:	Darko Dejanovic
Title:	Chief Executive Officer

***

POWER OF ATTORNEY

The undersigned directors and officers of Solera Global Corp. hereby appoint each of Ron Rogozinski and David Babin, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Darko Dejanovic	Chief Executive Officer and Director (Principal Executive Officer)	, 2022

Ron Rogozinski	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

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